Voya Retirement Insurance and Annuity Company
and its
Variable Annuity Account C

Voya MAP Plus NP^{SM}

Supplement Dated May 1, 2019 to the Contract Prospectus and
Contract Prospectus Summary

This supplement updates and amends certain information contained in your variable annuity Contract Prospectus and Contract Prospectus Summary. Please read it carefully and keep it with your Contract Prospectus and Contract Prospectus Summary for future reference.

_____

> *The following information only affects you if you currently invest in or plan to invest in the subaccounts that correspond to the VY® Pioneer High Yield Portfolio and the VY® Templeton Global Growth Portfolio.*

On November 16, 2018, the Board of Trustees of Voya Investors Trust and the Board of Directors of Voya Partners, Inc. approved separate proposals to reorganize certain Funds (the "Reorganization"). Subject to shareholder approval, effective after the close of business on or about August 23, 2019 (the "Reorganization Date"), the following Merging Funds will reorganize with and into the following Surviving Funds:

Merging Funds	Surviving Funds
VY® Pioneer High Yield Portfolio	Voya High Yield Portfolio
VY® Templeton Global Growth Portfolio	Voya Global Equity Portfolio

If shareholders of the Merging Funds approve the Reorganization, the Merging Funds will be in a "transition period." During this time:

- The transition manager for the VY® Templeton Global Growth Portfolio will sell all or most of its assets;
- A large portion of the Merging Funds' assets may be held in temporary investments;
- The Merging Funds may not be pursuing their investment objectives and strategies, and limitations on permissible investments and investment restrictions will not apply; and
- The sales and purchases of securities are expected to result in buy and sell transactions and such transactions may be made at a disadvantageous time.

The transition period for each Reorganization is as follows:

Reorganization	Transition Period
VY® Pioneer High Yield Portfolio to reorganize with and into the Voya High Yield Portfolio	July 26, 2019, to the close of business on August 23, 2019
VY® Templeton Global Growth Portfolio to reorganize with and into the Voya Global Equity Portfolio	August 9, 2019, to the close of business on August 23, 2019

Voluntary Transfers Before the Reorganization Date. Prior to the Reorganization Date, the contract holder, or you, if permitted by the plan may transfer amounts allocated to the subaccounts that invests in the Merging Funds to any other available subaccounts or any available fixed interest option. There will be no charge for any such transfer, and any such transfer will not count as a transfer when imposing any applicable restriction or limit on transfers. **See the "TRANSFERS" section of your Contract Prospectus or Contract Prospectus Summary for information about making subaccount transfers.**

On the Reorganization Date. On the Reorganization Date, investments in a subaccount that invested in a Merging Fund will automatically become an investment in the subaccount that invests in the corresponding Surviving Fund as follows:

- In connection with the upcoming Reorganization involving the VY® Pioneer High Yield Portfolio referenced above, Class I shares of the Voya High Yield Portfolio will be added, effective the Reorganization Date to your contract as an available investment option. On the Reorganization Date, all existing account balances invested in Class S shares of the VY® Pioneer High Yield Portfolio and all existing account balances invested in Class S shares of the Voya High Yield Portfolio will automatically become investments in Class I shares of the Voya High Yield Portfolio with an equal total net asset value. You will not incur any tax liability because of this automatic reallocation and your contract value immediately before the reallocation will equal your contract value immediately after the reallocation.

- All existing account balances invested in Class S shares and Class I shares of the VY® Templeton Global Growth Portfolio will automatically become investments in Class I shares of the Voya Global Equity Portfolio with an equal total net asset value. Class I shares have lower total fund expenses than Class S shares, and the effect of this transaction is to give contract holders an investment in a similar fund managed by the same investment adviser at a lower cost. You will not incur any tax liability because of this automatic reallocation and your contract value immediately before the reallocation will equal your contract value immediately after the reallocation.

Automatic Fund Reallocation After the Reorganization Date. After the Reorganization Date, the Merging Funds will no longer be available through your contract. Unless we receive alternative allocation instructions, after the Reorganization Date all allocations directed to the subaccount that invested a Merging Fund will be automatically allocated to the subaccount that invests in the corresponding Surviving Fund. **See the "TRANSFERS" section of your Contract Prospectus or Contract Prospectus Summary for information about making fund allocation changes.**

Allocation Instructions. Alternative allocation instructions may be given to us at any time by contacting us at Customer Service, P.O. Box 990063, Hartford, CT 06199-0063 or calling us at 1-800-584-6001.

Information about the Surviving Funds. Summary information about the Surviving Funds can be found in **APPENDIX IV – FUND DESCRIPTIONS** in your Contract Prospectus or Contract Prospectus Summary. More detailed information can be found in the current prospectus and Statement of Additional Information for that fund.

MORE INFORMATION IS AVAILABLE

More information about the funds available through your contract, including information about the risks associated with investing in them can be found in the current prospectus and Statement of Additional Information for each fund. You may obtain these documents by contacting us at our:


Customer Service
P.O. Box 990063
Hartford, CT 06199-0063
1-800-584-6001


If you received a summary prospectus for any of the funds available through your contract, you may obtain a full prospectus and other fund information free of charge by either accessing the internet address, calling the telephone number or sending an email request to the email address shown on the front of the fund's summary prospectus.

*Insurance products, annuities and retirement plan funding issued by (third party administrative services may also be provided by) Voya Retirement Insurance and Annuity Company, One Orange Way, Windsor, CT 06095. **Securities are distributed by Voya Financial Partners, LLC (member SIPC). Securities may also be distributed through other broker-dealers with which Voya Financial Partners, LLC has selling agreements.***

Voya Retirement Insurance and Annuity Company
Variable Annuity Account C
Voya MAP Plus NP^{SM}
CONTRACT PROSPECTUS – MAY 1, 2019

The Contract. The contract described in this prospectus is a group deferred variable and fixed annuity contract issued by Voya Retirement Insurance and Annuity Company (the "Company," "we," "us" and "our"). It is intended to be used as a funding vehicle for certain types of retirement plans that qualify for beneficial tax treatment and/or provide current income reduction under certain sections of the Internal Revenue Code of 1986, as amended (the "Tax Code"). **The contract is not available for sale in the state of New York and, except in limited circumstances, it is no longer available for new sales in other states. The existing contract will continue to accept additional purchase payments subject to the terms of the contract.**

Why Reading This Prospectus Is Important. Before you participate in a contract through your retirement plan, you should read this prospectus. It provides facts about the contract and its investment options. Plan sponsors (generally your employer or a trust) should read this prospectus to help determine if the contract is appropriate for their plan. Keep this document for future reference.

Investment Options. The contract offers variable investment options and fixed interest options. When we establish your account(s), the contract holder, (generally, the sponsor of your retirement plan or a trust), or you if permitted by the plan, instructs us to direct account dollars to any of the available options. Some investment options may be unavailable through certain contracts and plans, or in some states. Generally, your plan sponsor will have selected a subset of the variable investment options to be available for investment under your retirement plan.

Variable Investment Options. These options are called subaccounts. The subaccounts are within Variable Annuity Account C (the "separate account"), a separate account of the Company. Each subaccount invests in one of the mutual funds ("funds") listed on the next page. Earnings on amounts invested in a subaccount will vary depending upon the performance and fees of its underlying fund. Information about the risks of investing in the funds through the contract is located in the "**INVESTMENT OPTIONS**" section on page 12 and in each fund's prospectus. Read this prospectus in conjunction with the fund prospectuses and retain them for future reference.

Fixed Interest Options: Except as specifically mentioned, this prospectus describes only the variable investment options. However, we describe the fixed interest options (Fixed Plus Account II and Guaranteed Accumulation Account (subject to availability)) in the appendices to this prospectus. There is also a separate prospectus for the Guaranteed Accumulation Account ("GAA"). Not all fixed interest options may be available for current or future investment.

Compensation. We pay compensation to broker-dealers whose registered representatives sell the contracts. **See "CONTRACT DISTRIBUTION"** for further information about the amount of compensation we pay.

Getting Additional Information. If you have received a summary prospectus for any of the funds available through your contract, you may obtain a full prospectus and other fund information free of charge by either accessing the internet address, calling the telephone number or sending an email request to the email address shown on the front of the fund's summary prospectus. You may obtain the May 1, 2019 Statement of Additional Information ("SAI") without charge by indicating your request on your enrollment materials or calling the Company at 1-800-584-6001 or writing to us at the address referenced under **"CONTRACT OVERVIEW - Questions: Contacting the Company"**. You may also obtain a prospectus or an SAI for any of the funds, or a GAA prospectus, by calling that number. The contract prospectus, the GAA prospectus, the SAI and other information about the separate account may be obtained by accessing the Securities and Exchange Commission ("SEC") website, http://www.sec.gov. When looking for information regarding the **contracts** offered through this prospectus, you may find it useful to use the number assigned to the registration statement of the contract prospectus under the Securities Act of 1933. This number is 333-109860. The number assigned to the registration statement for the GAA is 333-230711. The SAI table of contents is listed on page 52 of this prospectus. The SAI is incorporated into this prospectus by reference.

Internet Availability of Fund Shareholder Reports. Beginning on January 1, 2021, as permitted by regulations adopted by the SEC, paper copies of the shareholder reports for the funds available under your contract will no longer be sent by mail, unless you specifically request paper copies of the reports from the Company. Instead, the reports will be made available on a website, and you will be notified by mail each time a report is posted and provided with a website link to access the report.

If you already elected to receive shareholder reports electronically, you will not be affected by this change and you need not take any action. If available, you may elect to receive shareholder reports and other communications from the Company electronically by contacting Customer Service.

You may elect to receive all future reports in paper free of charge. You can inform the Company that you wish to continue receiving paper copies of your shareholder reports by calling 1-800-283-3427. Your election to receive reports in paper will apply to all funds available under your contract.

Additional Disclosure Information. Neither the SEC, nor any state securities commission, has approved or disapproved the securities offered through this prospectus or passed on the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense. We do not intend for this prospectus to be an offer to sell or a solicitation of an offer to buy these securities in any state that does not permit their sale. We have not authorized anyone to provide you with information that is different from that contained in this prospectus.

The contract described in this prospectus is not a deposit with, obligation of or guaranteed or endorsed by any bank, nor is it insured by the Federal Deposit Insurance Corporation ("FDIC"). The contract is subject to investment risk, including the possible loss of the principal amount invested.

*The Funds**

AB Relative Value Fund (Class A)[1]	Oppenheimer Gold & Special Minerals Fund (Class A)[1][5]
Alger Capital Appreciation Fund (Class A)[1]	Oppenheimer International Bond Fund (Class A)[1][5]
Alger Responsible Investing Fund (Class A)[1]	Pax Balanced Fund (Investor Class)[1][6]
AllianzGI NFJ Dividend Value Fund (Class A)[1]	PIMCO Real Return Portfolio (Administrative Class)
AllianzGI NFJ Small-Cap Value Fund (Class A)[1]	Pioneer High Yield Fund (Class A)[1]
Amana Growth Fund (Investor Class)[1]	Pioneer Strategic Income Fund (Class A)[1]
Amana Income Fund (Investor Class)[1]	Royce Total Return Fund (Service Class)[1]
American Century Investments® Inflation-Adjusted Bond Fund (Investor Class)[1]	T. Rowe Price Mid-Cap Value Fund (R Class)[1][4]
American Funds® - American Balanced Fund® (Class R-3)[1]	Templeton Foreign Fund (Class A)[1]
	The Hartford International Opportunities Fund (Class R4)[1]
American Funds® - Capital World Growth and Income Fund® (Class R-3)[1]	Thornburg International Value Fund (Class R4)[1]
American Funds® - EuroPacific Growth Fund® (Class R-3)[1]	Vanguard® Diversified Value Portfolio[7]
American Funds® - Fundamental Investors® (Class R-3)[1]	Vanguard® Equity Income Portfolio[7]
American Funds® - New Perspective Fund® (Class R-3)[1]	Vanguard® Small Company Growth Portfolio[7]
American Funds® - The Growth Fund of America® (Class R-3)[1]	Victory Sycamore Established Value Fund (Class A)[1][4]
American Funds® - The Income Fund of America® (Class R-3)[1]	Victory Sycamore Small Company Opportunity Fund (Class R)[1]
American Funds® - Washington Mutual Investors Fund^SM (Class R-3)[1]	Voya Balanced Portfolio (Class I)
Ariel Appreciation Fund (Investor Class)[1]	Voya Global Bond Portfolio (Class S)
Ariel Fund (Investor Class)[1]	Voya Global Equity Portfolio (Class I)[8]
Artisan International Fund (Investor Shares)[1][2]	Voya Global Real Estate Fund (Class A)[1]
BlackRock Equity Dividend Fund (Investor A Shares)[1]	Voya GNMA Income Fund (Class A)[1]
BlackRock Mid Cap Dividend Fund (Investor A Shares)[1]	Voya Government Money Market Portfolio (Class I)
Columbia Acorn® Fund (Class A)[1]	Voya Growth and Income Portfolio (Class I)[4]
Columbia High Yield Bond Fund (Advisor Class)[1][3]	Voya Growth and Income Portfolio (Class S)[4]
Columbia Large Cap Value Fund (Advisor Class)[1][3]	Voya High Yield Portfolio (Class S)
Columbia Select Mid Cap Value Fund (Class A)[1]	Voya Index Plus LargeCap Portfolio (Class I)
CRM Mid Cap Value Fund (Investor Shares)[1]	Voya Index Plus MidCap Portfolio (Class I)
Dodge & Cox International Stock Fund[1][4]	Voya Index Plus SmallCap Portfolio (Class I)
Dodge & Cox Stock Fund[1]	Voya Index Solution 2025 Portfolio (Class S2)[6]
Eaton Vance Large-Cap Value Fund (Class R)[1]	Voya Index Solution 2035 Portfolio (Class S2)[6]
Fidelity Advisor® New Insights Fund (Class I)[1]	Voya Index Solution 2045 Portfolio (Class S2)[6]
Fidelity® VIP Contrafund^SM Portfolio (Initial Class)	Voya Index Solution 2055 Portfolio (Class S2)[6]
Fidelity® VIP Equity-Income Portfolio (Initial Class)	Voya Index Solution Income Portfolio (Class S2)[6]
Fidelity® VIP Growth Portfolio (Initial Class)	Voya Intermediate Bond Fund (Class A)[1]
Franklin Mutual Global Discovery Fund (Class R)[1]	Voya Intermediate Bond Portfolio (Class I)
Franklin Small Cap Value VIP Fund (Class 2)	Voya International High Dividend Low Volatility Portfolio (Class S)[8][9]
Franklin Small-Mid Cap Growth Fund (Class A)[1]	Voya International Index Portfolio (Class I)
Invesco Endeavor Fund (Class A)[1]	Voya Large-Cap Growth Fund (Class A)[1]
Invesco Health Care Fund (Investor Class)[1]	Voya Large Cap Growth Portfolio (Class I)[4]
Invesco Mid Cap Core Equity Fund (Class A)[1]	Voya Large Cap Growth Portfolio (Class S)
Invesco Small Cap Value Fund (Class A)[1]	Voya Large Cap Value Fund (Class A)[1]
Lazard Emerging Markets Equity Portfolio (Open Shares)[1][4]	Voya Large Cap Value Portfolio (Class I)[4]
Lord Abbett Core Fixed Income Fund (Class A)[1][4]	Voya Large Cap Value Portfolio (Class S)
Lord Abbett Developing Growth Fund (Class A)[1][4]	Voya MidCap Opportunities Portfolio (Class I)
Lord Abbett Fundamental Equity Fund (Class A)[1][4]	Voya Multi-Manager International Small Cap Fund (Class A)[1]
Lord Abbett Mid Cap Stock Fund (Class A)[1][4]	Voya Real Estate Fund (Class A)[1]
Lord Abbett Small-Cap Value Fund (Class A)[1][4]	Voya Russell^TM Large Cap Growth Index Portfolio (Class S)
Mainstay Large Cap Growth Fund (Class R3)[1]	Voya Russell^TM Large Cap Index Portfolio (Class I)
Massachusetts Investors Growth Stock Fund (Class A)[1]	Voya Russell^TM Large Cap Value Index Portfolio (Class S)
Neuberger Berman Genesis Fund® (Trust Class)[1]	Voya Russell^TM Mid Cap Index Portfolio (Class I)
Neuberger Berman Sustainable Equity Fund (Trust Class)[1]	Voya Russell^TM Small Cap Index Portfolio (Class I)
Oppenheimer Capital Appreciation Fund (Class A)[1][5]	Voya Small Company Portfolio (Class I)
Oppenheimer Developing Markets Fund (Class A)[1][4][5]	Voya SmallCap Opportunities Portfolio (Class I)

The Funds* (Continued)

Voya Solution 2025 Portfolio (Class S2)[6]	VY® JPMorgan Mid Cap Value Portfolio (Class S)[4]
Voya Solution 2035 Portfolio (Class S2)[6]	VY® JPMorgan Small Cap Core Equity Portfolio (Class S)
Voya Solution 2045 Portfolio (Class S2)[6]	VY® Oppenheimer Global Portfolio (Class I)
Voya Solution 2055 Portfolio (Class S2)[6]	VY® Pioneer High Yield Portfolio (Class S)
Voya Solution Income Portfolio (Class S2)[6]	VY® T. Rowe Price Capital Appreciation Portfolio (Class S)
Voya Strategic Allocation Conservative Portfolio (Class I)[6]	VY® T. Rowe Price Diversified Mid Cap Growth Portfolio (Class I)[4]
Voya Strategic Allocation Growth Portfolio (Class I)[6]	VY® T. Rowe Price Diversified Mid Cap Growth Portfolio (Class S)
Voya Strategic Allocation Moderate Portfolio (Class I)[6]	VY® T. Rowe Price Equity Income Portfolio (Class S)
Voya U.S. Bond Index Portfolio (Class I)	VY® T. Rowe Price Growth Equity Portfolio (Class S)
VY® American Century Small-Mid Cap Value Portfolio (Class S)	VY® T. Rowe Price International Stock Portfolio (Class S)
VY® Baron Growth Portfolio (Class S)	VY® Templeton Global Growth Portfolio (Class I)[4]
VY® Clarion Real Estate Portfolio (Class S)	VY® Templeton Global Growth Portfolio (Class S)
VY® Columbia Contrarian Core Portfolio (Class S)	Wanger International
VY® Columbia Small Cap Value II Portfolio (Class S)	Wanger Select
VY® Invesco Comstock Portfolio (Class S)	Wanger USA
VY® Invesco Equity and Income Portfolio (Class S)	Wells Fargo Special Small Cap Value Fund (Class A)[1]
VY® Invesco Growth and Income Portfolio (Class S)	Western Asset Mortgage Backed Securities Fund (Class A)[1]
VY® JPMorgan Emerging Markets Equity Portfolio (Class S)	

* **See "APPENDIX IV – FUND DESCRIPTIONS"** for a complete listing of all fund name changes since your last supplement.

1 This fund is available to the general public, in addition to being available through variable annuity contracts. **See "FEDERAL TAX CONSIDERATIONS – Special Considerations for Section 403(b) Plans" for a discussion of investment in one of the public funds under 403(b) or Roth 403(b) annuity contracts.**

2 This fund is available for investment from new investors.

3 Prior to November 1, 2017, Advisor Class shares were known as Class R4 shares.

4 Please see **"APPENDIX IV – FUND DESCRIPTIONS"** for information regarding the availability of this fund.

5 Massachusetts Mutual Life Insurance Company, an indirect corporate parent of OppenheimerFunds, Inc. and its subsidiaries, has entered into an agreement whereby Invesco Ltd. will acquire OppenheimerFunds, Inc. Subject to shareholder approval, these funds will, on or about May 24, 2019, change their names and share classes to the Invesco Oppenheimer Capital Appreciation Fund (Class A), the Invesco Oppenheimer Developing Markets Fund (Class A), the Invesco Oppenheimer Gold & Special Minerals Fund (Class A), and the Invesco Oppenheimer International Bond Fund, respectively, be managed by Invesco Advisers, Inc. and have the same investment objective(s) as the corresponding Oppenheimer fund.

6 These funds are structured as fund of funds or "master-feeder" funds that invest directly in shares of underlying funds. **See "FEES – Fund Fees and Expenses – Fund of Funds" for additional information.**

7 Vanguard is a trademark of The Vanguard Group, Inc.

8 This fund employs a managed volatility strategy. **See "INVESTMENT OPTIONS – Funds Available Through the Separate Account" for more information.**

9 Prior to May 1, 2019, this fund was known as the VY® Templeton Foreign Equity Portfolio.

TABLE OF CONTENTS

CONTRACT OVERVIEW

The following is intended as an overview. Please read each section of this prospectus for additional information.

Who's Who

You (the "participant"): The individual who participates in the contract through a retirement plan.

Plan Sponsor: The sponsor of your retirement plan. Generally, your employer or a trust.

Contract Holder: The person to whom we issue the contract. Generally, the plan sponsor or a trust. We may also refer to the contract holder as the contract owner.

We (the "Company"): Voya Retirement Insurance and Annuity Company. We issue the contract.

For greater detail please review **"CONTRACT PURCHASE AND PARTICIPATION" and "CONTRACT OWNERSHIP AND RIGHTS."**

The Contract and Your Retirement Plan

Retirement Plan ("plan"): A plan sponsor has established a plan for you. This contract is offered as a funding option for that plan. We are not a party to the plan.

Plan Type: We refer to the plan by the Tax Code Section under which it qualifies. For example: a "403(b) plan" is a plan that qualifies for tax treatment under Tax Code Section 403(b). To learn which Tax Code Section applies to your plan, contact your plan sponsor, your local representative or the Company.

Use of an Annuity Contract in Your Plan. Under the federal tax laws, earnings on amounts held in annuity contracts are generally not taxed until they are withdrawn. However, in the case of a qualified retirement account (such as a 401(a), 401(k), Roth 401(k), 403(b), Roth 403(b), 457(b) or Roth 457(b) retirement plan), an annuity contract is not necessary to obtain this favorable tax treatment and does not provide any tax benefits beyond the deferral already available to the tax qualified account itself. Annuities do provide other features and benefits (such as a guaranteed death benefit under some contracts or the option of lifetime income phase options at established rates) that may be valuable to you. You should discuss your alternatives with your financial representative taking into account the additional fees and expenses you may incur in an annuity. **See "CONTRACT PURCHASE AND PARTICIPATION."**

Questions: Contacting the Company. Contact your local representative or write or call the Company:

Customer Service
P.O. Box 990063
Hartford, CT 06199-0063
1-800-584-6001

Sending forms and written requests in good order.

If you are writing to change your beneficiary, request a withdrawal, or for any other purpose, contact your local representative or the Company to learn what information is required in order for the request to be in "good order." By contacting us, we can provide you with the appropriate administrative form for your requested transaction.

Generally, a request is considered to be in "good order" when it is signed, dated and made with such clarity and completeness that we are not required to exercise any discretion in carrying it out.

We can only act upon written requests that are received in "good order."

Contract Rights

Rights under the contract, and who may exercise those rights, may vary by plan type. Also, while the contract may reserve certain rights for the contract holder, the contract holder may permit you to exercise those rights through the plan.

Contract Facts

Free Look/Right to Cancel: Contract holders may cancel the contract no later than ten days after they receive the contract (or a longer period if required by state law). Participants in 403(b) or Roth 403(b) plans or in some plans under 401(a)/401(k) (including Roth 401(k)) may cancel their participation in the contract no later than ten days after they receive evidence of participation in the contract (or a longer period if required by state law). **See "RIGHT TO CANCEL."**

Death Benefit: A beneficiary may receive a benefit in the event of your death during both the accumulation and income phases (described in "**Contract Phases**," below). The availability of a death benefit during the income phase depends on the income phase payment option selected. **See "DEATH BENEFIT" and "INCOME PHASE."**

Withdrawals: During the accumulation phase, the contract holder, or you if permitted by the plan, may withdraw all or part of your account value. The Tax Code may impose restrictions on withdrawals from plans, which may vary. In addition, the contract holder, or you if permitted by the plan, may have the right to withdraw all or part of your account value during the income phase. Amounts withdrawn may be subject to tax withholding, taxation, early withdrawal charges, redemption fees, and maintenance fees. **See "WITHDRAWALS," "FEDERAL TAX CONSIDERATIONS," and "INCOME PHASE."**

Systematic Distribution Options: These allow the contract holder, or you if permitted by the plan, to receive regular payments from your account, while retaining the account in the accumulation phase. **See "SYSTEMATIC DISTRIBUTION OPTIONS."**

Fees: Certain fees are deducted from your account value. In addition, we reserve the right to deduct premium taxes from your account value or from payments to the account at any time, but not before there is a tax liability under state law. **See "FEE TABLE" and "FEES."**

Taxation: Amounts you receive in a distribution will be generally included in your gross income and will be subject to taxation. Tax penalties may apply in some circumstances. **See "FEDERAL TAX CONSIDERATIONS."**

Contract Phases

Accumulation Phase (accumulating retirement benefits)

STEP 1: You or the contract holder provides the Company with your completed enrollment materials.

According to the plan, we set up one or more accounts for you. We may set up account(s) for employer contributions and/or for contributions from your salary.

STEP 2: The contract holder, or you if permitted by your plan, directs us to invest your account dollars in any of the following:

- Fixed Interest Options; or
- Variable Investment Options. (The variable investment options are the subaccounts of the separate account. Each one invests in a specific mutual fund.)


Payments to Your Account
Step 1 ||
Voya Retirement Insurance and Annuity Company
Step 2
Fixed Interest Options
Variable Annuity Account C
Variable Investment Options
The Subaccounts
A
B
Etc.
|| Step 3 ||
Mutual Fund A
Mutual Fund B
Etc.

STEP 3: The subaccount(s) selected purchases shares of its corresponding fund.

Income Phase (receiving income phase payments from your account)

The contract offers several payment options. **See "INCOME PHASE."** In general, you may:

- Receive income phase payments over a lifetime or for a specified period;
- Receive income phase payments monthly, quarterly, semi-annually or annually;
- Select an option that provides a death benefit to beneficiaries; and
- Select fixed income phase payments or payments that vary based on the performance of the variable investment options you select.

FEE TABLE

The following tables describe the fees and expenses that you will pay during the accumulation phase when buying, owning, and withdrawing account value from your contract. Fees during the income phase may differ from those shown below. See "INCOME PHASE" for fees that may apply after you begin receiving payments under the contract.

Maximum Transaction Expenses

The first table describes the fees and expenses that you may pay at the time that you buy the contract, withdraw account value from the contract, or transfer cash value between investment options. State premium taxes currently ranging from 0% to 4% of purchase payments may also be deducted.*

Maximum Early Withdrawal Charge[1] *(as a percentage of amount withdrawn)*	5.0%
Loan Interest Rate Spread (per annum) for Contract Loans[2]	3.0%

Maximum Periodic Fees and Charges

The next table describes the fees and expenses that you will pay periodically during the time that you own the contract, not including fund fees and expenses.

Maximum Annual Maintenance Fee	$30.00
Separate Account Annual Expenses (as a percentage of average account value)	
Maximum Daily Asset Charge[3]	1.75%
Maximum Subaccount Administrative Adjustment Charge[4]	0.80% (on certain funds)
Maximum Transferred Asset Benefit Charge[5]	1.00%
Maximum Total Separate Account Annual Charges	3.55%

*State premium taxes may apply, but are not reflected in the fee tables or examples. **See "FEES - Premium and Other Taxes."**

[1] This is a deferred sales charge. The charge reduces over time. We waive the withdrawal charge except on (a) distributions for "in service transfers" of amounts to another 401(a), 401(k), Roth 401(k), 403(b), Roth 403(b), 457(b) or Roth 457(b) product provider for the employer; and (b) distributions due to a severance from employment that would not have qualified as a separation from service under prior Internal Revenue Service ("IRS") guidance. **See "FEES" and "Transaction Fees."**

[2] This is the difference between the rate charged and the rate credited on loans under your contract. Currently the loan interest rate spread is 2.5% per annum; however we reserve the right to apply a spread of up to 3.0% per annum. For example, if the current interest rate charged on a loan is 6.0%, the amount of interest applied to the contract would be 3.5%; the 2.5% loan interest rate spread is retained by the Company. **See "LOANS."** For loans from Tax Code Section 401(a), 401(k), or 457(b) plans, where the sponsor has elected to offer loans administered outside the group annuity contract, additional fees may be charged by a third party administrator.

[3] This is the maximum charge to cover mortality, expense, and administrative risks during the accumulation phase. This charge may be waived, reduced or eliminated in certain circumstances. **See "FEES - Daily Asset Charge."** During the income phase the charge is 1.25% on an annual basis. **See "INCOME PHASE - Charges Deducted."**

[4] The subaccount administrative adjustment charge applies to a select group of investment options, identified in the Fees section. The charge is only assessed on assets invested in these investment options, and varies based upon the investment option. For contracts issued before May 1, 2004 (or state regulatory approval of the maximum 0.80% charge, whichever is later), the maximum subaccount administrative adjustment charge is 0.50%. The maximum subaccount administrative adjustment charge we currently apply is 0.60%. **See "FEES - Subaccount Administrative Adjustment Charge."**

[5] This charge covers the costs associated with providing the transferred asset benefit, for contract holders who elect this option. For contracts issued prior to September 27, 2010 (or upon state regulatory approval of the maximum 1.00% charge, whichever is later), the maximum transferred asset benefit charge was 0.50%. This charge will apply for a maximum of seven contract years, depending upon the amount of the transferred asset benefit, and will apply to all participants under the contract, regardless of whether they receive the benefit of the transferred asset benefit. For example, if your participation in the contract begins after the transferred asset benefit is allocated to the contract, you will be subject to the transferred asset benefit charge even though you did not receive any of the transferred asset benefit. **See "CONTRACT PURCHASE AND PARTICIPATION – Transferred Asset Benefit Option."**

In this Section:
- Maximum Transaction Expenses;
- Maximum Periodic Fees and Charges;
- Fund Fees and Expenses; and
- Examples.

See "FEES" for:
- How, When and Why Fees are Deducted;
- Reduction, Waiver and/or Elimination of Certain Fees;
- Redemption Fees; and
- Premium and Other Taxes.

Fund Fees and Expenses

The next item shows the minimum and maximum total operating expenses charged by the funds that you may pay periodically during the time that you own the contract. The minimum and maximum expenses listed below are based on expenses for the funds' most recent fiscal year ends without taking into account any fee waiver or expense reimbursement arrangements that may apply. Expenses of the funds may be higher or lower in the future. More detail concerning each fund's fees and expenses is contained in the prospectus for each fund.

Total Annual Fund Operating Expenses	Minimum	Maximum
(expenses that are deducted from fund assets, including management fees, distribution (12b-1) and/or service fees, and other expenses)	0.27%	1.74%

See "FEES – Fund Fees and Expenses" for additional information about the fees and expenses of funds, including information about the revenue we may receive from each of the funds or the funds' affiliates.

When the Subaccount Administrative Adjustment charge is included, the minimum and maximum expenses associated with the funds are 0.63% and 1.74%, respectively.

Examples

The following examples are intended to help you compare the cost of investing in the contract with the cost of investing in other variable annuity contracts. These costs include contract holder transaction expenses, the separate account annual expenses, the annual maintenance fee of $30 (converted to a percentage of assets equal to 0.266%), and the fund fees and expenses adjusted to include the Subaccount Administrative Adjustment charge.

<u>**Fund Fees and Expenses Example.**</u> The following examples assume that you invest $10,000 in the contract for the time periods indicated. The examples also assume that your investment has a 5% return each year and assume the **maximum** contract fees and expenses and the **maximum** amount after combining the fund fees and expenses with the applicable Subaccount Administrative Adjustment charge. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

Example (A) If you withdraw your entire account value at the end of the applicable time period:

Example (B) If you do not withdraw your entire account value or if you select an income phase payment option at the end of the applicable time period*:

1 Year	3 Years	5 Years	10 Years		1 Year	3 Years	5 Years	10 Years
$977	$1,936	$2,798	$4,526		$476	$1,432	$2,393	$4,526

<u>**Fund Fees and Expenses Example.**</u> The following examples assume that you invest $10,000 in the contract for the time periods indicated. The examples also assume that your investment has a 5% return each year and assume the **maximum** contract fees and expenses and the **minimum** fund fees and expenses when combined with the applicable Subaccount Administrative Adjustment charge. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

Example (A) If you withdraw your entire account value at the end of the applicable time period:

Example (B) If you do not withdraw your entire account value or if you select an income phase payment option at the end of the applicable time period*:

1 Year	3 Years	5 Years	10 Years		1 Year	3 Years	5 Years	10 Years
$874	$1,637	$2,314	$3,580		$367	$1,116	$1,886	$3,580

---

*   This example does not apply if during the income phase a nonlifetime payment option with variable payments is selected and a lump sum withdrawal is requested within five years after payments start. In this case, the lump sum payment is treated as a withdrawal during the accumulation phase and may be subject to an early withdrawal charge as shown in Example A.

CONDENSED FINANCIAL INFORMATION

Understanding Condensed Financial Information. In **APPENDIX V,** we provide condensed financial information about the separate account subaccounts available under the contracts. These tables show year-end unit values of each subaccount from the time purchase payments were first received in the subaccounts under the contract.

Financial Statements. The statements of assets and liabilities, the statements of operations, the statements of changes in net assets and the related notes to financial statements for Variable Annuity Account C and the consolidated financial statements and the related notes to consolidated financial statements for Voya Retirement Insurance and Annuity Company are located in the Statement of Additional Information.

THE COMPANY

Voya Retirement Insurance and Annuity Company (the "Company," "we," "us" and "our") issues the contracts described in this prospectus and is responsible for providing each contract's insurance and annuity benefits. All guarantees and benefits provided under the contracts that are not related to the separate account are subject to the claims paying ability of the Company and our general account. We are a stock life insurance company organized under the insurance laws of the State of Connecticut in 1976. Prior to January 1, 2002, the Company was known as Aetna Life Insurance and Annuity Company. From January 1, 2002, until August 31, 2014, the Company was known as ING Life Insurance and Annuity Company.

We are an indirect, wholly owned subsidiary of Voya Financial, Inc. ("Voya"), which until April 7, 2014, was known as ING U.S., Inc. In May 2013, the common stock of Voya began trading on the New York Stock Exchange ("NYSE") under the symbol "VOYA."

We are engaged in the business of issuing insurance and annuities and providing financial services in the United States. We are authorized to conduct business in all states, the District of Columbia, Guam, Puerto Rico and the Virgin Islands. Our principal executive offices are located at:


One Orange Way
Windsor, CT 06095-4774


Product Regulation. Our annuity, retirement and investment products are subject to a complex and extensive array of state and federal tax, securities, insurance and employee benefit plan laws and regulations, which are administered and enforced by a number of different governmental and self-regulatory authorities, including state insurance regulators, state securities administrators, state banking authorities, the SEC, the Financial Industry Regulatory Authority ("FINRA"), the Department of Labor ("DOL"), the IRS and the Office of the Comptroller of the Currency ("OCC"). For example, U.S. federal income tax law imposes requirements relating to insurance and annuity product design, administration and investments that are conditions for beneficial tax treatment of such products under the Tax Code. **See "FEDERAL TAX CONSIDERATIONS" for further discussion of some of these requirements.** Additionally, state and federal securities and insurance laws impose requirements relating to insurance and annuity product design, offering and distribution and administration. Failure to administer product features in accordance with contract provisions or applicable law, or to meet any of these complex tax, securities, or insurance requirements could subject us to administrative penalties imposed by a particular governmental or self-regulatory authority, unanticipated costs associated with remedying such failure or other claims, harm to our reputation, interruption of our operations or adversely impact profitability.

CONTRACT PURCHASE AND PARTICIPATION

Contracts Available for Purchase. The contracts available for purchase are group deferred variable and fixed annuity contracts that the Company offers in connection with plans established by eligible organizations under Tax Code Sections 401(a), 401(k) 403(b) and 457(b), including Roth 401(k), Roth 403(b) and Roth 457(b). The contracts may not be available in all states. Contributions to Roth 401(k), Roth 403(b) or Roth 457 accounts must be made by after-tax salary reduction (to the extent allowed by the contract or certificate), exchange, or rollover payments paid to us on your behalf, as permitted by the Tax Code.

When considering whether to purchase or participate in the contract, you should consult with your financial representative about your financial goals, investment time horizon and risk tolerance.

ERISA Notification. Some plans under Tax Code Sections 401 and 403(b) are subject to Title I of the Employee Retirement Income Security Act of 1974 ("ERISA"), as amended. The contract holder must notify the Company whether Title I of ERISA applies to the plan.

Use of an Annuity Contract in Your Plan. Under the federal tax laws, earnings on amounts held in annuity contracts are generally not taxed until they are withdrawn. However, in the case of a qualified retirement account (such as a 401(a), 401(k), Roth 401(k), 403(b), Roth 403(b), 457(b) or Roth 457(b) plan), an annuity contract is not necessary to obtain this favorable tax treatment and does not provide any tax benefits beyond the deferral already available to the tax qualified account itself. Annuities do provide other benefits (such as the guaranteed death benefit under some contracts or the option of lifetime income phase options at established rates) that may be valuable to you. You should discuss your alternatives with your financial representative.

Purchasing the Contract. The contract holder submits the required forms and application to the Company. We approve the forms and issue a contract to the contract holder.

Participating in the Contract. We provide you with enrollment materials for completion and return to us (occasionally enrollment is conducted by someone unaffiliated with us who is assisting the contract holder). Under certain plans, you may be enrolled automatically by the contract holder. If all materials are complete and in good order, we establish one or more accounts for you. Under certain plans we establish an employee account for contributions from your salary and an employer account for employer contributions.

Acceptance or Rejection. We must accept or reject an application or your enrollment materials within two business days of receipt. If the forms are incomplete, we may hold any forms and accompanying purchase payments for five business days, unless you consent to our holding them longer. If we reject the application or enrollment, we will return the forms and any purchase payments.

Methods of Purchase Payment. The contract may allow one or more of the following purchase payment methods:
- Lump-sum payments--A one-time payment to your account in the form of a transfer from a previous plan; and/or
- Installment payments--More than one payment made over time to your account.

The plan and the contract may have certain rules or restrictions that apply to use of these two methods. For example, we may require that lump-sum payments or installment payments meet certain minimums.

Contributions to Roth 401(k), Roth 403(b) and Roth 457(b) accounts must be made by after-tax salary reduction, exchange or rollover payments paid to us on your behalf, as permitted by the Tax Code. Under some contracts, we will place the different types of payments in distinct accounts, including Roth 401(k), Roth 403(b) and Roth 457(b) accounts.

Allocation of Purchase Payments. The contract holder or you, if the contract holder permits, direct us to allocate initial contributions among the investment options available under the plan. Generally, you will specify this information on your enrollment materials or it may be provided to us by the contract holder. After your enrollment, changes to allocations for future purchase payments or transfer of existing balances among investment options may be requested in writing and, where available, by telephone or electronically at www.voyaretirementplans.com. Allocations must be in whole percentages, and there may be limitations on the number of investment options that can be selected. **See "INVESTMENT OPTIONS" and "TRANSFERS."**

Transferred Asset Benefit Option. The Company may provide a transferred asset benefit ("TAB") option to the contract holder in connection with the purchase of the contract in order to help defray charges that may apply when assets are transferred from another financial provider. If this option is selected, the Company will apply a dollar amount not to exceed 5% of the total plan assets transferred to the Company. The TAB will be allocated pursuant to directions received from the contract holder, after the expiration of the applicable state free-look period.

In the event that the contract holder elects the TAB option, there will be an additional transferred asset benefit charge not to exceed 1.00% (not to exceed 0.50% for contracts issued prior to September 27, 2010, or upon state regulatory approval of the maximum 1.00% charge, whichever is later), and a reduction in the Fixed Plus Account II interest credited rate not to exceed 1.00% (not to exceed 0.50% for contracts issued prior to September 27, 2010, or upon state regulatory approval of the maximum 1.00% charge, whichever is later), which will apply to all participants under the contract regardless of whether they receive the benefit of the TAB. For example, if your participation in the contract begins after the TAB is allocated to the contract, you will be subject to the transferred asset benefit charge and decrease in the interest credited rate even though you did not receive any of the TAB. The transferred asset benefit charge and decrease in the interest credited rate will apply for a period not to exceed seven contract years, and will not, over the period of time that the TAB charge and decreased interest rate is in effect, exceed the TAB percentage applied to the contract (i.e. if a 4.0% TAB is credited to the contract, the aggregate transferred asset benefit charge and reduction to the Fixed Plus Account II credited interest rate will not exceed 4.0%). In addition, an early withdrawal charge schedule will generally apply when the TAB option is elected by the contract holder. **See "FEE TABLE" and "FEES."**

Tax Code Restrictions. The Tax Code places some limitations on contributions to your account. **See "FEDERAL TAX CONSIDERATIONS."**

Factors to Consider in the Purchase Decision. The decision to purchase or participate in the contract should be discussed with your financial representative. Make sure that you understand the investment options it provides, its other features, the risks and potential benefits you will face, and the fees and expenses you will incur when, together with your financial representative, you consider an investment in the contract. You should pay attention to the following issues, among others:

- **Long-Term Investment** - This contract is a long-term investment, and is typically most useful as part of a personal retirement plan. The value of deferred taxation on earnings grows with the amount of time funds are left in the contract. You should not participate in this contract if you are looking for a short-term investment or expect to need to make withdrawals before you are 59½;
- **Investment Risk** - The value of investment options available under this contract may fluctuate with the markets and interest rates. You should not participate in this contract in order to invest in these options if you cannot risk getting back less money than you put in;
- **Features and Fees** - The fees for this contract reflect costs associated with the features and benefits it provides. As you consider this contract, you should determine the value that these various benefits and features have for you, given your particular circumstances, and consider the charges for those features; and
- **Exchanges** - Replacing an existing insurance contract with this contract may not be beneficial to you. If this contract will be a replacement for another annuity contract or mutual fund option under the plan, you should compare the two options carefully, compare the costs associated with each, and identify additional benefits available under this contract. You should consider whether these additional benefits justify incurring a new schedule of early withdrawal charges or any increased charges that might apply under this contract. Also, be sure to talk to a financial professional, tax and/or legal adviser to make sure that the exchange will be handled so that it is tax-free.

Other Products. We and our affiliates offer various other products with different features and terms than the contracts described in this prospectus, which may offer some or all of the same funds. These products have different benefits, fees and charges, and may offer different share classes of the funds offered in this contract that are less expensive. These other products may or may not better match your needs. You should be aware that there are other options available, and, if you are interested in learning more about these other products, contact your registered representative. These other options may not be available under your plan.

CONTRACT OWNERSHIP AND RIGHTS

Who Owns the Contract? The contract holder. This is the person or entity to whom we issue the contract.

Who Owns Money Accumulated Under the Contract? It depends on the type of retirement plan:
- **Under 401(a), 401(k), Roth 401(k), 403(b) or Roth 403(b) Plans.** Under the contract, we may establish one or more accounts for you. Generally, we establish an employee account to receive salary reduction and rollover amounts and an employer account to receive employer contributions. You have the right to the value of your employee account and any employer account to the extent you are vested as interpreted by the contract holder;
- **Under Governmental 457(b) or Roth 457(b) Plans.** The Tax Code requires that 457(b) plan assets of governmental employers be held in trust for the exclusive benefit of you and your beneficiaries. An annuity contract satisfies the trust requirement of the Tax Code; and
- **Under Tax-Exempt Non-Governmental 457(b) Plans.** In order to avoid being subject to ERISA, 457(b) plan assets of tax-exempt employers (including certain nonqualified, church-controlled organizations) remain the property of the employer, and are subject to the claims of the employer's general creditors.

Who Holds Rights Under the Contract? Under all contracts, except group contracts issued through a voluntary 403(b) or Roth 403(b) plan, the contract holder holds all rights under the contract. The contract holder may permit you to exercise some of those rights. For example, the contract holder may allow you to choose investment options.

Under most group contracts issued through a voluntary 403(b) or Roth 403(b) plan, you generally hold all rights under the contract and may make elections for your accounts. However, pursuant to Treasury Department regulations the exercise of certain of these rights may require the consent and approval of the plan sponsor or its delegate. **See "FEDERAL TAX CONSIDERATIONS – Distributions – Eligibility – 403(b) and Roth 403(b) Plans."**

For additional information about the respective rights of the contract holder and participants under 401(a), 401(k), Roth 401(k), 403(b) and Roth 403(b), plans, see **APPENDIX III**.

RIGHT TO CANCEL

When and How to Cancel. If the contract holder chooses to cancel a contract, we must receive the contract and a written notice of cancellation within ten days (or a longer period if required by state law) after the contract holder's receipt of the contract.

If you wish to cancel participation in the contract and are allowed to do so under the contract and the plan, you must send the document evidencing your participation and a written notice of cancellation to the Company within ten days (or a longer period if required by state law) after you receive confirmation of your participation in the contract.

Refunds. We will produce a refund not later than seven calendar days after we receive the required documents and written notice in good order at the address referenced under "**CONTRACT OVERVIEW - Questions: Contacting the Company**." The refund will equal amounts contributed to the contract or account(s), as applicable, plus any earnings or less any losses attributable to the investment options in which amounts were invested. Any daily asset charges, subaccount administrative adjustment charges or transferred asset benefit charges deducted during the period you held the contract will not be returned. We will not deduct an early withdrawal charge nor apply a market value adjustment to any amounts you contributed to the GAA. In certain states, we are required to refund contributions. When a refund of contributions is not required, the investor bears any investment risk.

INVESTMENT OPTIONS

The contract offers variable investment options and fixed interest options. When we establish your account(s), the contract holder, or you if permitted by the plan, instructs us to direct account dollars to any of the available options. We may add, withdraw or substitute investment options subject to the conditions in the contract and in compliance with regulatory requirements.

Variable Investment Options

These options are called subaccounts of Variable Annuity Account C. Each subaccount invests directly in shares of a corresponding mutual fund, and earnings on amounts invested in the subaccounts will vary depending upon the performance and fees of its underlying fund. You do not invest directly in or hold shares of the funds.

Variable Annuity Account C

We established Variable Annuity Account C (the "separate account") under Connecticut law in 1976 as a continuation of the separate account established in 1974 under Arkansas law by Aetna Variable Annuity Life Insurance Company. The separate account was established as a segregated asset account to fund variable annuity contracts. The separate account is registered as a unit investment trust under the Investment Company Act of 1940 (the "1940 Act"). It also meets the definition of "separate account" under the federal securities laws.

Although we hold title to the assets of the separate account, such assets are not chargeable with the liabilities of any other business that we conduct. Income, gains or losses, whether or not realized, of the separate account are credited to or charged against the assets of the separate account without regard to other income, gains or losses of the Company. All obligations arising under the contracts are obligations of the Company.

Funds Available Through the Separate Account

The separate account is divided into "subaccounts." Each subaccount invests directly in shares of a corresponding fund. The funds available through the subaccounts of the separate account are listed in the front of this prospectus. We also provide brief descriptions of each fund in **APPENDIX IV**. Please refer to the fund prospectuses for additional information and read them carefully. Fund prospectuses may be obtained, free of charge at the address and telephone number referenced under "**CONTRACT OVERVIEW - Questions: Contacting the Company**," by accessing the SEC's web site, or by contacting the SEC Public Reference Branch.

Funds With Managed Volatility Strategies. As described in more detail in the fund prospectuses, certain funds employ a managed volatility strategy that is intended to reduce the fund's overall volatility and downside risk, and to help us manage the risks associated with providing certain guarantees under the contract. During rising markets, the hedging strategies employed to manage volatility could result in your account value rising less than would have been the case if you had been invested in a fund with substantially similar investment objectives, policies and strategies that does not utilize a volatility management strategy. In addition, the cost of these hedging strategies may have a negative impact on performance. On the other hand, investing in funds with a managed volatility strategy may be helpful in a declining market with higher market volatility because the hedging strategy will reduce your equity exposure in such circumstances. In such cases, your account value may decline less than would have been the case if you had not invested in funds with a managed volatility strategy. There is no guarantee that a managed volatility strategy can achieve or maintain the fund's optimal risk targets, and the fund may not perform as expected. Funds that employ a managed volatility strategy are identified in the list of available funds in the beginning of this prospectus.

Insurance-Dedicated Funds *(Mixed and Shared Funding)*. Some of the funds described in this prospectus are available only to insurance companies for their variable contracts (or directly to certain retirement plans, as allowed by the Tax Code). Such funds are often referred to as "insurance-dedicated funds," and are used for "mixed" and "shared" funding.

"Mixed funding" occurs when shares of a fund, which the subaccount buys for variable annuity contracts, are bought for variable life insurance contracts issued by us or other insurance companies.

"Shared funding" occurs when shares of a fund, which the subaccount buys for variable annuity contracts, are also bought by other insurance companies for their variable annuity contracts. In other words:
- Mixed funding--bought for annuities and life insurance; and
- Shared funding--bought by more than one company.

Public Funds. The following funds, which are available through the contracts, are also available to the general public outside of the contract:

AB Relative Value Fund	BlackRock Equity Dividend Fund	Oppenheimer Developing Markets Fund
Alger Capital Appreciation Fund	BlackRock Mid Cap Dividend Fund	Oppenheimer Gold & Special Minerals Fund
Alger Responsible Investing Fund	Columbia Acorn® Fund	
AllianzGI NFJ Dividend Value Fund	Columbia High Yield Bond Fund	Oppenheimer International Bond Fund
AllianzGI NFJ Small-Cap Value Fund	Columbia Large Cap Value Income Fund	Pax Balanced Fund
	Columbia Select Mid Cap Value Fund	Pioneer High Yield Fund
Amana Growth Fund	CRM Mid Cap Value Fund	Pioneer Strategic Income Fund
Amana Income Fund	Dodge & Cox International Stock Fund	Royce Total Return Fund
American Century Investments® Inflation-Adjusted Bond Fund	Dodge & Cox Stock Fund	T. Rowe Price Mid-Cap Value Fund
	Eaton Vance Large-Cap Value Fund	Templeton Foreign Fund
American Funds® - American Balanced Fund®	Fidelity Advisor® New Insights Fund	The Hartford International Opportunities Fund
	Franklin Mutual Global Discovery Fund	
American Funds® - Capital World Growth and Income Fund®	Franklin Small-Mid Cap Growth Fund	Thornburg International Value Fund
	Invesco Endeavor Fund	Victory Sycamore Established Value Fund
American Funds® - EuroPacific Growth Fund®	Invesco Health Care Fund	Victory Sycamore Small Company Opportunity Fund
	Invesco Mid Cap Core Equity Fund	
American Funds® - Fundamental Investors®	Invesco Small Cap Value Fund	Voya Global Real Estate Fund
	Lazard Emerging Markets Equity Portfolio	Voya GNMA Income Fund
American Funds® - New Perspective Fund®	Lord Abbett Core Fixed Income Fund	Voya Intermediate Bond Fund
	Lord Abbett Developing Growth Fund	Voya Large-Cap Growth Fund
American Funds® - The Growth Fund of America®	Lord Abbett Fundamental Equity Fund	Voya Large Cap Value Fund
	Lord Abbett Mid Cap Stock Fund	Voya Multi-Manager International Small Cap Fund
American Funds® - The Income Fund of America®	Lord Abbett Small-Cap Value Fund	
	Mainstay Large Cap Growth Fund	Voya Real Estate Fund
American Funds® - Washington Mutual Investors Fund^SM	Massachusetts Investors Growth Stock Fund	Wells Fargo Special Small Cap Value Fund
		Western Asset Mortgage Backed Securities Fund
Ariel Appreciation Fund	Neuberger Berman Genesis Fund®	
Ariel Fund	Neuberger Berman Sustainable Equity Fund	
Artisan International Fund	Oppenheimer Capital Appreciation Fund	

See "FEDERAL TAX CONSIDERATIONS – Special Considerations for Section 403(b) Plans" for a discussion of investing in one of the public funds under a 403(b) annuity contract.

Possible Conflicts of Interest. With respect to the insurance-dedicated funds, it is possible that a conflict of interest may arise due to mixed and shared funding, a change in law affecting the operations of variable annuity separate accounts, differences in the voting instructions of the contract holder and others maintaining a voting interest in the funds, or some other reason. Such a conflict could adversely impact the value of a fund. For example, if a conflict of interest occurred and one of the subaccounts withdrew its investment in a fund, the fund may be forced to sell its securities at disadvantageous prices, causing its share value to decrease. Each insurance-dedicated fund's board of directors or trustees will monitor events in order to identify any material irreconcilable conflicts that may arise and to determine what action, if any, should be taken to address such conflicts. In the event of a conflict, the Company will take any steps necessary to protect contract holders and annuitants maintaining a voting interest in the funds, including the withdrawal of the separate account from participation in the funds which are involved in the conflict.

For additional risks associated with each fund, please see the fund's prospectus.

Selection of Underlying Funds. The underlying funds available through the contract described in this prospectus are determined by the Company but ultimately selected by the Plan Sponsor. When determining which underlying funds to make available we may consider various factors, including, but not limited to, asset class coverage, the alignment of the investment objectives of an underlying fund with our hedging strategy, the strength of the adviser's or sub-adviser's reputation and tenure, brand recognition, performance, and the capability and qualification of each investment firm. Another factor that we may consider is whether the underlying fund or its service providers (e.g., the investment adviser or sub-advisers) or its affiliates will make payments to us or our affiliates in connection with certain administrative, marketing, and support services, or whether affiliates of the fund can provide marketing and distribution support for sales of the contracts. (For additional information on these arrangements, please refer to the section of this prospectus entitled "**Revenue from the Funds**.") We review the funds periodically and may, subject to certain limits or restrictions, remove a fund or limit its availability to new contributions and/or transfers of account value if we determine that a fund no longer satisfies one or more of the selection criteria, and/or if the fund has not attracted significant allocations under the contract. We have included the certain of the funds at least in part because they are managed or sub-advised by our affiliates.

We do not recommend or endorse any particular fund and we do not provide investment advice.

Voting Rights

Each of the subaccounts holds shares in a fund and each is entitled to vote at regular and special meetings of that fund. Under our current view of applicable law, we will vote the shares for each subaccount as instructed by persons having a voting interest in the subaccount. If, however, we determine that we are permitted to vote the shares in our own right, we may do so.

Generally, under contracts issued in connection with section 403(b) or 401 plans, you have a fully vested interest in the value of your employee account and in your employer account to the extent of your vested percentage in the plan. Therefore, under such plans you generally have the right to instruct the contract holder how to direct us to vote shares attributable to your account. Under contracts issued in connection with section 457 plans, the contract holder retains all voting rights. We will vote shares for which instructions have not been received in the same proportion as those for which we received instructions. Accordingly, it is possible for a small number of persons (assuming there is a quorum) to determine the outcome of a vote.

Each person who has a voting interest in the separate account will receive periodic reports relating to the funds in which he or she has an interest, as well as any proxy materials and a form on which to give voting instructions. Voting instructions will be solicited by a written communication at least 14 days before the meeting.

The number of votes, whole and fractional, any person is entitled to direct will be determined as of the record date set by any fund in which that person invests through the subaccounts:
- During the accumulation phase, the number of votes is equal to the portion of your account value invested in the fund, divided by the net asset value of one share of that fund.
- During the income phase, the number of votes is equal to the portion of reserves set aside for the contract's share of the fund, divided by the net asset value of one share of that fund.

We may restrict or eliminate any voting rights of persons who have voting rights as to the separate account.

Right to Change the Separate Account

We do not guarantee that each fund will always be available for investment through the contract. Subject to certain conditions and restrictions applicable to certain types of retirement plans and state and federal law and the rules and regulations thereunder, we may, from time to time, make any of the following changes to the separate account with respect to some or all classes of contracts:
- Offer additional subaccounts that will invest in new funds or fund classes we find appropriate for contracts we issue;
- Combine two or more subaccounts;

- Close subaccounts. We will provide advance notice by a supplement to this prospectus if we close a subaccount. If a subaccount is closed or otherwise is unavailable for new investment, unless we receive alternative allocation instructions, all future amounts directed to the subaccount that was closed or is unavailable may be automatically allocated among the other available subaccounts according to the most recent allocation instructions we have on file. If the most recent allocation instructions we have on file. If the most recent allocation instructions we have on file do not include any available subaccounts, the amount to be allocated will be returned unless we are provided with alternative allocation instructions. Alternative allocation instructions can be given by contacting us at the address and telephone number referenced under "**CONTRACT OVERVIEW - Questions: Contacting the Company**." **See also the "TRANSFRS" section of this prospectus for information about making subaccount allocation changes;**
- Substitute a new fund for a fund in which a subaccount currently invests. In the case of a substitution, the new fund may have different fees and charges than the fund it replaced. A substitution may become necessary if, in our judgment:
  - ▷ A fund no longer suits the purposes of your contract;
  - ▷ There is a change in laws or regulations;
  - ▷ There is a change in the fund's investment objectives or restrictions;
  - ▷ The fund is no longer available for investment; or
  - ▷ Another reason we deem a substitution is appropriate;
- Stop selling the contract;
- Limit or eliminate any voting rights for the separate account; or
- Make any changes required by the 1940 Act or its rules or regulations.

We will not make a change until the change is disclosed in an effective prospectus or prospectus supplement, authorized, if necessary, by an order from the SEC and approved, if necessary, by the appropriate state insurance department(s).

The changes described above do not include those changes that may, if allowed under your plan, be initiated by your plan sponsor.

We reserve the right to transfer separate account assets to another separate account that we determine to be associated with the class of contracts to which the contract belongs.

Fixed Interest Options

For descriptions of the fixed interest options that may be available through the contract, see **APPENDIX I and II** and the GAA prospectus. The GAA prospectus may be obtained free of charge at the address and telephone number referenced under "**CONTRACT OVERVIEW - Questions: Contacting the Company**," by accessing the SEC's website or by contacting the SEC Public Reference Branch.

Selecting Investment Options

When selecting investment options:
- **Choose options appropriate for you.** Your local representative can help you evaluate which investment options may be appropriate for your individual circumstances and your financial goals;
- **Understand the risks associated with the options you choose.** Some subaccounts invest in funds that are considered riskier than others. Funds with additional risks are expected to have a value that rises and falls more rapidly and to a greater degree than other funds. For example, funds investing in foreign or international securities are subject to additional risks not associated with domestic investments, and their performance may vary accordingly. Also, funds using derivatives in their investment strategy may be subject to additional risks. Because investment risk is borne by you, you should carefully consider any decisions that you make regarding investment allocations. You bear the risk of any decline in your account value resulting from the performance of the funds you have chosen; and
- **Be informed.** Read this prospectus, all of the information that is available to you regarding the funds— including each fund's prospectus, statement of additional information, and annual and semi-annual reports, fixed interest appendices and the GAA prospectus. After you select the options for your account dollars, you should monitor and periodically re-evaluate your allocations to determine if they are still appropriate.

Furthermore, be aware that there may be:
- **Limits on Option Availability.** Some investment options may not be available through certain contracts and plans or in some states. In general, your plan sponsor will have selected a subset of funds to be available for investment under your retirement plan. We may add, withdraw or substitute investment options, subject to the conditions in the contract and in compliance with regulatory requirements. In the case of a substitution, the new fund may have different fees and charges than the fund it replaced; and
- **Limits on Number of Options Selected.** Generally, the contract holder, or you if permitted by the plan, may select no more than 25 investment options at initial enrollment and no more than 97 during the accumulation phase of your account. If you have an outstanding loan (available to 403(b) and some 401 and 457(b) plans only), you may currently make a total of 97 cumulative selections over the life of the account. Each subaccount and the Fixed Plus Account II counts toward these limits. Thus, if you have a loan on the account, each investment option in which you have invested counts toward the limit, even after the full value is transferred to other investment options.

FEES

The charges we assess and the deductions we make under the contract are in consideration for: (i) the services and benefits we provide; (ii) the costs and expenses we incur; and (iii) the risks we assume. The fees and charges deducted under the contract may result in a profit to us.

The following repeats and adds to information provided in the "**FEE TABLE**" section. Please review both this section and the "**FEE TABLE**" section for information on fees.

Transaction Fees

Early Withdrawal Charge

Under the contract, withdrawals of all or a portion of your account value may be subject to a charge. In the case of a partial withdrawal where you request a specified dollar amount, the amount withdrawn from your account will be the amount you specified plus adjustment for any applicable early withdrawal charge.

> *Types of Fees*
>
> You may incur the following types of fees or charges under the contract:
> - **Transaction Fees**
>   - ▷ Early Withdrawal Charge
>   - ▷ Loan Interest Rate Spread
>   - ▷ Redemption Fees
> - **Periodic Fees and Charges**
>   - ▷ Annual Maintenance Fee
>   - ▷ Daily Asset Charge
>   - ▷ Subaccount Administrative Adjustment Charge
>   - ▷ Transferred Asset Benefit Charge
> - **Fund Fees and Expenses**
> - **Premium and Other Taxes**

Purpose. This is a deferred sales charge. It reimburses us for some of the sales and administrative expenses associated with the contract. If our expenses are greater than the amount we collect for the early withdrawal charge, we may use any of our corporate assets, including potential profit that may arise from the daily asset charges and subaccount administrative adjustment charge (if any), to make up the difference. An early withdrawal charge will also apply if the contract holder has elected to purchase the transferred asset benefit option.

Amount. This charge is a percentage of the amount that you withdraw from the subaccounts and the GAA. We do not deduct an early withdrawal charge from amounts that you withdraw from the Fixed Plus Account II. If the charge is in effect, the amount withdrawn will be the amount requested reduced by any applicable early withdrawal charge. The percentage is determined by the early withdrawal charge schedule that applies to your contract. The maximum withdrawal charge is 5% and the duration of the withdrawal charge schedule can vary from zero to seven years. The charge will never be more than the maximum permitted by the rules of FINRA.

The schedule below reflects the maximum early withdrawal charge schedule that may apply to a contract. The actual early withdrawal charge schedule that applies to a particular contract will vary based upon underwriting guidelines, which will be applied in a manner that is not unfairly discriminatory against any contract holder. The factors considered in determining the exact early withdrawal schedule include:
- The number of participants in the plan;
- The type and nature of the group to which a contract is issued;
- The expected level of assets and/or cash flow under the plan;

- The broker or our agent's involvement in sales activities;
- The amount and type of compensation paid to those selling the contract;
- Our sales-related expenses;
- Distribution provisions under the plan;
- The plan's purchase of one or more other variable annuity contracts from us and the features of those contracts;
- The level of employer involvement in determining eligibility for distributions under the contract;
- Our assessment of financial risk to the Company relating to withdrawals;
- Whether the contract results from the exchange of another contract issued by the Company to the same plan sponsor; and
- Whether the plan sponsor has elected to offer the transferred asset benefit option.

We may also apply different early withdrawal charge provisions in contracts issued to certain employer groups or associations that have negotiated the contract terms on behalf of their employees. We will offer any resulting early withdrawal charge uniformly to all employees in the group.

Early Withdrawal Charge Schedule

Withdrawals from Variable Investment Options

Contract Years Completed	Maximum Early Withdrawal Charge
Fewer than 5	5%
5 or more but fewer than 7	4%
7 or more	0%

Waiver of Early Withdrawal Charge. The early withdrawal charge only applies to (a) distributions for "in service transfers" where such transfers are made to another 401(a), 401(k), Roth 401(k), 403(b), Roth 403(b), 457(b) or Roth 457(b) product provider for the employer including but not limited to transfers by the contract holder of all participant accounts to a new product provider, as well as to participant initiated transfers; and (b) distributions due to a "severance from employment" that would not otherwise have qualified as a separation from service under prior IRS "same desk" guidance (prior to enactment of the Economic Growth and Tax Relief Reconciliation Act of 2001). In all other instances the early withdrawal charge is waived for any distribution allowed under the Tax Code.

Loan Interest Rate Spread

For a discussion of the loan interest rate spread, please see "**LOANS – Loan Interest**."

Redemption Fees

Certain funds may impose redemption fees as a result of withdrawals, transfers, or other fund transactions you initiate. If applicable, we would deduct the amount of any redemption fees imposed by the underlying funds as a result of withdrawals, transfers or other fund transactions you initiate and remit such fees back to that fund. Redemption fees, if any, are separate and distinct from any transaction charges or other charges deducted from your account value. For a more complete description of the funds' fees and expenses, review each fund's prospectus.

Periodic Fees and Charges

Annual Maintenance Fee

Maximum Amount. $30.00

When/How. For those plans that have a maintenance fee, each year during the accumulation phase we deduct this fee on the account anniversary and, in some cases, at the time of full withdrawal. Under some contracts we may deduct this fee annually on the anniversary of the issue date of the contract, rather than on your account anniversary. It is generally deducted on a proportional basis from the account value invested in the subaccounts and the fixed interest options. Under some plans we deduct the maintenance fee from both employer and employee accounts, in which case we may deduct one-half the fee from each account, proportionally from your account value invested in the subaccounts and fixed interest option in each account. We may also deduct all or a partial of the maintenance fee applicable to a contract from a Roth 401(k) and/or Roth 403(b) account.

Purpose. This fee helps defray the administrative expenses we incur in establishing and maintaining the accounts.

Reduction. The actual charge that applies to the contract issued to your contract holder may be lower than the maximum amount noted above. For contracts with less than $5 million in assets, the maintenance fee will vary strictly by the total assets in the contract, the average participant balance, and the amount and type of compensation paid to those selling the contract. Due to factors on which the fee is based, it is possible that it may increase or decrease from year to year as the characteristics of the group change, but it will never exceed the maximum of $30.

For contracts with assets equal to or greater than $5 million, the maintenance fee will generally be based on plan specific characteristics. Any reduction from the maximum amounts will reflect differences in expenses for administration based on such factors as:
*   The expected level of assets under the plan (under some contracts, we may aggregate accounts under different contracts issued by the Company to the same contract holder);
*   The size of the prospective group, projected annual number of eligible participants and the program's participation rate;
*   The plan design (for example, the plan may favor stability of invested assets and limit the conditions for withdrawals, loans and available investment options, which in turn lowers administrative expenses);
*   The method and extent of onsite services we provide and the contract holder's involvement in services such as enrollment and ongoing participant services;
*   The amount and type of compensation paid to those selling the contract;
*   The contract holder's support and involvement in the communication, enrollment, participant education and other administrative services;
*   The projected frequency of distributions; and
*   The type and level of other factors that affect the overall administrative expense.

We will determine any reduction of the annual maintenance fee on a basis that is not unfairly discriminatory according to our rules in effect at the time a contract application is approved. We reserve the right to change these rules from time to time.

Daily Asset Charge

Maximum Amount. The maximum charge during the accumulation phase is 1.75% annually of your account value invested in the subaccounts. The actual charge that applies to your contract will depend on the level of assets with the Company, average participant balance, and the compensation paid to those distributing the contract. During the income phase, the charge is 1.25% annually of your account value invested in the subaccounts during the income phase. We may charge a different fee for different funds (but not beyond the maximum amount).

When/How. This fee is deducted daily from the subaccounts. We do not deduct this fee from the Fixed Plus Account II.

Purpose. This fee compensates us for the risks we assume under the contracts and the expenses we expect to incur in administering the contract. It consists of the following components:
*   The mortality risk component is the risk associated with our promise to make lifetime payments based on annuity rates specified in the contracts and our funding of the death benefits and other payments we make to owners or beneficiaries of the accounts;
*   The expense risk component is the risk that the actual expenses we incur under the contracts will exceed the maximum costs that we can charge; and
*   The administrative charge component is designed to help defray our administrative expenses that cannot be covered by the mortality risk component and/or the expense risk component.

If the amount we deduct for this fee is not enough to cover our risks and expenses under the contracts, we will bear the loss. We may use any excess to recover distribution costs relating to the contract and as a source of profit. We expect to earn a profit from this fee.

Reduction. The actual charge that applies to a contract may be lower than the maximum amounts noted above. For contracts with less than $5 million in assets, the daily asset charge will vary strictly by the total assets in the contract, the average participant balance, and the amount and type of compensation being paid to those who sell the contract. Due to factors on which the charge is based, it is possible that it may increase or decrease from year to year as the characteristics of the group change but it will never exceed the maximum.

For contracts with assets equal to or greater than $5 million, the daily asset charge will generally be based on plan specific characteristics. Any reduction from the maximum amounts will reflect differences in expenses for administration based on such factors as:

- The expected level of assets under the plan (under some contracts, we may aggregate accounts under different contracts issued by the Company to the same contract holder);
- The size of the prospective group, projected annual number of eligible participants and the program's participation rate;
- The plan design (for example, the plan may favor stability of invested assets and limit the conditions for withdrawals, loans and available investment options, which in turn lowers administrative expenses);
- The frequency, consistency and method of submitting payments and loan repayments;
- The method and extent of onsite services we provide and the contract holder's involvement in services such as enrollment and ongoing participant services;
- The amount and type of compensation paid to those selling the contract;
- Whether a guaranteed death benefit has been selected by the contract holder;
- The contract holder's support and involvement in the communication, enrollment, participant education and other administrative services;
- The projected frequency of distributions; and
- The type and level of other factors that affect the overall administrative expense.

Due to factors on which the charge is based, it is possible that it may increase or decrease from year to year as the characteristics of the group change.

We will determine any reduction of the daily asset charge on a basis that is not unfairly discriminatory according to our rules in effect at the time a contract application is approved. We reserve the right to change these rules from time to time.

Subaccount Administrative Adjustment Charge

Maximum Amount. 0.80%. For contracts issued before May 1, 2004 (or state regulatory approval of the maximum 0.80% charge, whichever is later), the maximum subaccount administrative adjustment charge is 0.60%.

When/How. This fee is deducted daily only from the subaccounts for a select group of investment options. The charge will vary by investment option, but will never exceed the maximum amount. The investment options where this fee applies and the current charges are noted below:

Fund or Fund Family	Charge	Fund or Fund Family	Charge
AB Relative Value Fund (Class A)	0.20%	The Hartford International Opportunities Fund (Class R4)	0.10%
Alger Fund Family (Class A)	0.10%	Thornburg International Value Fund (Class R4)	0.10%
AllianzGI NFJ Fund Family (Class A)	0.20%	Vanguard® Variable Insurance Fund Family	0.60%
Amana Fund Family (Investor Class)	0.25%	Victory Sycamore Established Value Fund (Class A)	0.10%
American Century Investments® Inflation-Adjusted Bond Fund (Investor Class)	0.35%	Voya Balanced Portfolio (Class I)	0.25%
Ariel Fund Family (Investor Class)	0.35%	Voya Government Money Market Portfolio (Class I)	0.50%
Artisan International Fund (Investor Shares)	0.25%	Voya Growth and Income Portfolio (Class I)	0.35%
BlackRock Equity Dividend Fund (Investor A Shares)	0.10%	Voya Growth and Income Portfolio (Class S)	0.10%
BlackRock Mid Cap Dividend Fund (Class A)	0.10%	Voya High Yield Portfolio (Class S)	0.10%
Columbia Fund Family (Class A)	0.20%	Voya Index Plus LargeCap Portfolio (Class I)	0.40%
CRM Mid Cap Value Fund (Investor Shares)	0.20%	Voya Index Plus MidCap Portfolio (Class I)	0.40%
Dodge & Cox Fund Family	0.50%	Voya Index Plus Small Cap Portfolio (Class I)	0.40%
Fidelity Advisor® New Insights Fund (Class I)	0.40%	Voya Intermediate Bond Portfolio (Class I)	0.35%
Fidelity® VIP Fund Family (Initial Class)	0.40%	Voya International Index Portfolio (Class I)	0.25%
Franklin® Fund Family (Class A and Class 2)	0.20%	Voya Investors Trust Fund Family (Class S)	0.10%
Invesco Fund Family (Class A)	0.15%	Voya Large Cap Value Portfolio (Class I)	0.35%
Invesco Health Care Fund (Investor Class)	0.15%	Voya MidCap Opportunities Portfolio (Class I)	0.15%
Invesco Small Cap Value Fund (Class A)	0.20%	Voya Russell™ Large Cap Index Portfolio (Class I)	0.25%
Lazard Emerging Markets Equity Portfolio (Open Shares)	0.20%	Voya Russell™ Mid Cap Index Portfolio (Class I)	0.25%
Lord Abbett Fund Family (Class A)	0.20%	Voya Russell™ Small Cap Index Portfolio (Class I)	0.25%
Massachusetts Investors Growth Stock Fund (Class A)	0.25%	Voya SmallCap Opportunities Portfolio (Class I)	0.20%
Neuberger Berman Fund Family (Trust Class)	0.35%	Voya Strategic Allocation Fund Family (Class I)	0.15%
Oppenheimer Fund Family (Class A)	0.20%	Voya U.S. Bond Index Portfolio (Class I)	0.25%
Pax Balanced Fund (Investor Class)	0.20%	VY® Oppenheimer Global Portfolio (Class I)	0.25%
PIMCO Real Return Portfolio (Administrative Class)	0.25%	VY® Templeton Global Growth Portfolio (Class I)	0.20%
Pioneer Fund Family (Class A)	0.20%	Wanger Fund Family	0.20%
Royce Total Return Fund (K Class)	0.35%	Wells Fargo Special Small Cap Value Fund (Class A)	0.25%
Templeton Foreign Fund (Class A)	0.20%	Western Asset Mortgage Backed Securities Fund (Class A)	0.05%

Purpose. This fee is used to help defray additional expense risk due to the decreased level of revenue that the Company receives in connection with the investment options. Due to possible changes in revenue received from each investment option, it is possible that a fee may increase or decrease over time, but it will never exceed the maximum. We will notify you in advance of any such increase. The risk is that actual expenses we incur under the contracts in connection with amounts invested in the funds will exceed the maximum amounts that we can charge.

Transferred Asset Benefit Charge

Maximum Amount. 1.00% (0.50% for contracts issued prior to September 27, 2010, or upon state regulatory approval of the maximum 1.00% charge, whichever is later.)

When/How. This fee is only charged when a contract holder elects the transferred asset benefit ("TAB") option. If charged, this fee is deducted daily from the subaccounts during the accumulation phase. It is not deducted from the Fixed Plus Account II. The fee will apply for a period of time not to exceed seven contract years, and will apply to all participants during this time period, even if they do not receive the benefit of the TAB.

Purpose. The fee helps defray costs that the Company incurs in offering the TAB option. This option is designed to offset charges that may apply when assets are transferred from another financial provider who has imposed a cancellation penalty on the transfer. The Company will apply a dollar amount not to exceed 5% of the total plan assets transferred to the Company and will apply a transferred asset benefit charge for a period not to exceed seven contract years. The number of contract years during which the fee will be assessed will depend on the dollar amount applied.

Reduction. This fee may be reduced if the dollar amount the Company applies is less than 0.50% of total plan assets transferred to the Company.

Fund Fees and Expenses

As shown in the fund prospectuses and described in the "**FEE TABLE - Fund Fees and Expenses**," each fund deducts management/investment advisory fees from the amounts allocated to the fund. In addition, each fund deducts other expenses, which may include service fees that may be used to compensate service providers, including the Company and its affiliates, for administrative and contract holder services provided on behalf of the fund. Furthermore, certain funds deduct a distribution or 12b-1 fee, which is used to finance any activity that is primarily intended to result in the sale of fund shares. Fund fees and expenses are deducted from the value of the fund shares on a daily basis, which in turn affects the value of each subaccount that purchases fund shares. Fund fees and expenses are one factor that impacts the value of a fund's shares. **To learn more about fund fees and expenses, the additional factors that can affect the value of a fund's shares and other important information about the funds, refer to the fund prospectuses.**

Less expensive share classes of the funds offered through this contract may be available for investment outside of this contract. You should evaluate the expenses associated with the funds available through this contract before making a decision to invest.

Revenue from the Funds

The Company or its affiliates may receive compensation from each of the funds or the funds' affiliates. This revenue may include:
- A share of the management fee;
- Service fees;
- For certain share classes, 12b-1 fees; and
- Additional payments (sometimes referred to as revenue sharing).

12b-1 fees are used to compensate the Company and its affiliates for distribution related activity. Service fees and additional payments (sometimes collectively referred to as sub-accounting fees) help compensate the Company and its affiliates for administrative, recordkeeping or other services that we provide to the funds or the funds' affiliates, such as:
- Communicating with customers about their fund holdings;
- Maintaining customer financial records;
- Processing changes in customer accounts and trade orders (e.g. purchase and redemption requests);
- Recordkeeping for customers, including subaccounting services;
- Answering customer inquiries about account status and purchase and redemption procedures;
- Providing account balances, account statements, tax documents and confirmations of transactions in a customer's account;
- Transmitting proxy statements, annual and semi-annual reports, fund prospectuses and other fund communications to customers; and
- Receiving, tabulating and transmitting proxies executed by customers.

The management fee, service fees and 12b-1 fees are deducted from fund assets. Any such fees deducted from fund assets are disclosed in the fund prospectuses. Additional payments, which are not deducted from fund assets and may be paid out of the legitimate profits of fund advisers and/or other fund affiliates, do not increase, directly or indirectly, fund fees and expenses, and we may use these additional payments to finance distribution.

The amount of revenue the Company may receive from each of the funds or from the funds' affiliates may be substantial, although the amount and types of revenue vary with respect to each of the funds offered through the contract. This revenue is one of several factors we consider when determining contract fees and charges and whether to offer a fund through our contracts. **Fund revenue is important to the Company's profitability and it is generally more profitable for us to offer affiliated funds than to offer unaffiliated funds.**

Assets allocated to affiliated funds, meaning funds managed by Voya Investments, LLC or another Company affiliate, generate the largest dollar amount of revenue for the Company. Affiliated funds may also be subadvised by a Company affiliate or an unaffiliated third party. Assets allocated to unaffiliated funds, meaning funds managed by an unaffiliated third party, generate lesser, but still substantial dollar amounts of revenue for the Company. The Company expects to earn a profit from this revenue to the extent it exceeds the Company's expenses, including the payment of sales compensation to our distributors.

Revenue Received from Affiliated Funds. The revenue received by the Company from affiliated funds may be based either on an annual percentage of average net assets held in the fund by the Company or a share of the fund's management fee.

In the case of affiliated funds subadvised by unaffiliated third parties, any sharing of the management fee between the Company and the affiliated investment adviser is based on the amount of such fee remaining after the subadvisory fee has been paid to the unaffiliated subadviser. Because subadvisory fees vary by subadviser, varying amounts of revenue are retained by the affiliated investment adviser and ultimately shared with the Company. The sharing of the management fee between the Company and the affiliated investment adviser does not increase, directly or indirectly, fund fees and expenses. The Company may also receive additional compensation in the form of intercompany payments from an affiliated fund's investment adviser or the investment adviser's parent in order to allocate revenue and profits across the organization. The intercompany payments and other revenue received from affiliated funds provide the Company with a financial incentive to offer affiliated funds through the contract rather than unaffiliated funds.

Additionally, in the case of affiliated funds subadvised by third parties, no direct payments are made to the Company or the affiliated investment adviser by the subadvisers. However, subadvisers may provide reimbursement for employees of the Company or its affiliates to attend business meetings or training conferences.

Revenue Received from Unaffiliated Funds. Revenue received from each of the unaffiliated funds or their affiliates is based on an annual percentage of the average net assets held in that fund by the Company. Some unaffiliated funds or their affiliates pay us more than others and some of the amounts we receive may be significant.

If the unaffiliated fund families currently offered through the contract (including funds with limited availability) that made payments to us were individually ranked according to the total amount they paid to the Company or its affiliates in 2018, in connection with the registered variable annuity contracts issued by the Company, that ranking would be as follows:

- American Funds®
- Fidelity® Variable Insurance Products Funds
- OppenheimerFunds®
- Wells Fargo Funds
- Franklin Templeton Investment Funds
- Amana Mutual Funds
- PIMCO Variable Insurance Trust Funds
- Lord Abbett Funds
- BlackRock Funds
- Pax World Funds
- American Century Investments® Funds
- Pioneer Investments Funds
- Columbia Funds
- Neuberger Berman Advisers Management Trust Funds
- Artisan Partners Funds
- Ariel Investment Trust Funds

- The Alger Funds
- Invesco Funds
- VictoryFunds®
- T. Rowe Price® Funds
- The Hartford Mutual Funds
- MFS Funds®
- Allianz Funds
- Lazard Asset Management Funds
- CRM Funds
- AllianceBernstein® Funds
- Dodge & Cox® Funds
- The Royce Funds
- MainStay Funds
- Eaton Vance Funds
- Thornburg Funds

If the revenues received from the affiliated funds were taken into account when ranking the funds according to the total dollar amount they paid to the Company or its affiliates in 2018, the affiliated funds would be first on the list.

In addition to the types of revenue received from affiliated and unaffiliated funds described above, affiliated and unaffiliated funds and their investment advisers, subadvisers or affiliates may participate at their own expense in Company sales conferences or educational and training meetings. In relation to such participation, a fund's investment adviser, subadviser or affiliate may help offset the cost of the meetings or sponsor events associated with the meetings. In exchange for these expense offset or sponsorship arrangements, the investment adviser, subadviser or affiliate may receive certain benefits and access opportunities to Company representatives and wholesalers rather than monetary benefits. These benefits and opportunities include, but are not limited to co-branded marketing materials, targeted marketing sales opportunities, training opportunities at meetings, training modules for personnel, and opportunities to host due diligence meetings for representatives and wholesalers.

Please note certain management personnel and other employees of the Company or its affiliates may receive a portion of their total employment compensation based on the amount of net assets allocated to affiliated funds. **See also "CONTRACT DISTRIBUTION."**

Fund of Funds

Certain funds may be structured as "fund of funds" or "master-feeder" funds. These funds may have higher fees and expenses than a fund that invests directly in debt and equity securities because they also incur the fees and expenses of the underlying funds in which they invest. These funds may be affiliated funds, and the underlying funds in which they invest may be affiliated as well. The fund prospectuses disclose the aggregate annual operating expenses of each fund and its corresponding underlying fund or funds. These funds are identified in the investment option list in the front of this prospectus.

Premium and Other Taxes

Maximum Amount. Some states and municipalities charge a premium tax on annuities. These taxes currently range from 0% to 4%, depending on the jurisdiction.

When/How. We reserve the right to deduct a charge for premium taxes from your account value or from purchase payments to the account at any time, but not before there is a tax liability under state law. For example, we may deduct a charge for premium taxes at the time of a complete withdrawal or we may reflect the cost of premium taxes in our income phase payment rates when you commence income phase payments. We will not deduct a charge for municipal premium tax of 1% or less, but we reserve the right to reflect such an expense in our annuity purchase rates.

In addition, the Company reserves the right to assess a charge for any federal taxes due against the separate account. **See "FEDERAL TAX CONSIDERATIONS."**

YOUR ACCOUNT VALUE

During the accumulation phase, your account value at any given time equals:
- Account dollars directed to the fixed interest options, including interest earnings to date; less
- Any deductions from the fixed interest options (e.g. withdrawals); plus
- The current dollar value of amounts held in the subaccounts, which takes into account investment performance and fees deducted from the subaccounts.

Subaccount Accumulation Units. When a fund is selected as an investment option, your account dollars invest in "accumulation units" of the separate account subaccount corresponding to that fund. The subaccount invests directly in the fund shares. The value of your interests in a subaccount is expressed as the number of accumulation units you hold multiplied by an "Accumulation Unit Value," as described below, for each unit.

Accumulation Unit Value. The value of each accumulation unit in a subaccount is called the accumulation unit value ("AUV"). The AUV varies daily in relation to the underlying fund's investment performance. The AUV also reflects deductions for fund fees and expenses, the daily asset charge, the subaccount administrative adjustment charge, if any, and the transferred asset benefit charge (if applicable). **We discuss these deductions in more detail in "FEE TABLE" and "FEES."**

Valuation. We determine the AUV every business day after the close of the NYSE (normally at 4:00 p.m. Eastern Time). At that time, we calculate the current AUV by multiplying the AUV last calculated by the "net investment factor" of the subaccount. The net investment factor measures the investment performance of the subaccount from one valuation to the next.

Current AUV = Prior AUV x Net Investment Factor

Net Investment Factor. The net investment factor for a subaccount between two consecutive valuations equals the sum of 1.0000 plus the net investment rate.

Net Investment Rate. The net investment rate is computed according to a formula that is equivalent to the following:
- The net assets of the fund held by the subaccount as of the current valuation; minus
- The net assets of the fund held by the subaccount at the preceding valuation; plus or minus
- Taxes or provisions for taxes, if any, due to subaccount operations (with any federal income tax liability offset by foreign tax credits to the extent allowed); divided by
- The total value of the subaccount's units at the preceding valuation; minus
- A daily deduction for the daily asset charge, the transferred asset benefit charge (if applicable) and subaccount administrative adjustment charges, if any, and any other fees deducted daily from investments in the separate account. **See "FEES."**

The net investment rate may be either positive or negative.

Hypothetical Illustration. As a hypothetical illustration, assume that an investor contributes $5,000 to his account and directs us to invest $3,000 in Fund A and $2,000 in Fund B. After receiving the contribution and following the next close of business of the NYSE (normally at 4:00 p.m. Eastern Time), the applicable AUV's are $10 for Subaccount A, and $25 for Subaccount B. The investor's account is credited with 300 accumulation units of subaccount A and 80 accumulation units of subaccount B.

Step 1: An investor contributes $5,000.

Step 2:
- He directs us to invest $3,000 in Fund A. His dollars purchase 300 accumulation units of Subaccount A ($3,000 divided by the current $10 AUV).
- He directs us to invest $2,000 in Fund B. His dollars purchase 80 accumulation units of Subaccount B ($2,000 divided by the current $25 AUV).

Step 3: The separate account then purchases shares of the applicable funds at the current market value (net asset value or NAV).

$5,000 contribution
Step 1 ‖
Voya Retirement Insurance and Annuity Company
Step 2 ‖

Variable Annuity Account C		
Subaccount A 300 accumulation units	Subaccount B 80 accumulation units	Etc.

‖ **Step 3** ‖

Fund A	Fund B

The fund's subsequent investment performance, expenses and charges, and the daily charges deducted from the subaccount, will cause the AUV to move up or down on a daily basis.

Purchase Payments to Your Account. If all or a portion of initial purchase payments are directed to the subaccounts, they will purchase subaccount accumulation units at the AUV next computed after our acceptance of the applicable application or enrollment forms, as described in "**CONTRACT PURCHASE AND PARTICIPATION**." Subsequent purchase payments or transfers directed to the subaccounts that we receive in good order by the close of business of the NYSE (normally at 4:00 p.m. Eastern Time) will purchase subaccount accumulation units at the AUV computed as of the close of the NYSE (normally at 4:00 p.m. Eastern Time) on that day. The value of subaccounts may vary day to day. Subsequent purchase payments and transfers received in good order after the close of the NYSE will purchase accumulation units at the AUV computed after the close of the NYSE on the next business day.

TRANSFERS

Transfers Among Investment Options. During the accumulation phase and the income phase, the contract holder, or you if permitted by the plan, may transfer amounts among investment options. See "**INCOME PHASE**" for additional information about transfers during the income phase. Transfers from the Fixed Plus Account II are restricted as outlined in **APPENDIX I** and the contract. Transfers may be requested in writing, by telephone or, where available, electronically at www.voyaretirementplans.com, subject to restrictions that may be imposed by the Company. Transfers must be made in accordance with the terms of the contract.

Value of Transferred Dollars. The value of amounts transferred in or out of subaccounts will be based on the subaccount unit values next determined after we receive your request in good order at the address referenced under "**CONTRACT OVERVIEW - Questions: Contacting the Company**," or if you are participating in the account rebalancing programs, after your scheduled transfer or reallocation.

Telephone and Electronic Transfers: Security Measures. To prevent fraudulent use of telephone or electronic transactions (including, but not limited to, Internet transactions), we have established security procedures. These include recording calls on our toll-free telephone lines and requiring use of a unique identifier or personal password. You are responsible for keeping your unique identifier or personal password and account information confidential. If we fail to follow reasonable security procedures, we may be liable for losses due to unauthorized or fraudulent telephone or other electronic transactions. We are not liable for losses resulting from following telephone or electronic instructions we believe to be genuine. If a loss occurs when we rely on such instructions, you will bear the loss.

Limits on Frequent or Disruptive Transfers

The contract is not designed to serve as a vehicle for frequent transfers. Frequent transfer activity can disrupt management of a fund and raise its expenses through:
* Increased trading and transaction costs;
* Forced and unplanned portfolio turnover;
* Lost opportunity costs; and
* Large asset swings that decrease the fund's ability to provide maximum investment return to all contract owners and participants.

This in turn can have an adverse effect on fund performance. **Accordingly, individuals or organizations that use market-timing investment strategies or make frequent transfers should be aware that:**
* **We suspend the Electronic Trading Privileges, as defined below, of any individual or organization if we determine, in our sole discretion, that the individual's or organization's transfer activity is disruptive or not in the best interest of other owners of our variable insurance and retirement products, or the participant's in such products; and**
* **Each underlying fund may limit or restrict fund purchases and we will implement any limitation or restriction on transfers to an underlying fund as directed by that underlying fund.**

Consequently, individuals or organizations that use market-timing investment strategies or make frequent transfers should not purchase or participate in the contract.

Excessive Trading Policy. We and the other members of the Voya family of companies that provide multi-fund variable insurance and retirement products have adopted a common Excessive Trading Policy to respond to the demands of the various fund families that make their funds available through our products to restrict excessive fund trading activity and to ensure compliance with Rule 22c-2 of the 1940 Act.

We actively monitor fund transfer and reallocation activity within our variable insurance products to identify violations of our Excessive Trading Policy. Our Excessive Trading Policy is violated if fund transfer and reallocation activity:
* Meets or exceeds our current definition of Excessive Trading, as defined below; or
* Is determined, in our sole discretion, to be disruptive or not in the best interests of other owners of our variable insurance and retirement products, or participants in such products.

We currently define "Excessive Trading" as:
* More than one purchase and sale of the same fund (including money market funds) within a 60 calendar day period (hereinafter, a purchase and sale of the same fund is referred to as a "round-trip"). This means two or more round-trips involving the same fund within a 60 calendar day period would meet our definition of Excessive Trading; or
* Six round-trips involving the same fund within a rolling 12-month period.

The following transactions are excluded when determining whether trading activity is excessive:
* Purchases or sales of shares related to non-fund transfers (for example, new purchase payments, withdrawals and loans);
* Transfers associated with any scheduled dollar cost averaging, scheduled rebalancing, or scheduled asset allocation programs;
* Purchases and sales of fund shares in the amount of $5,000 or less;
* Purchases and sales of funds that affirmatively permit short-term trading in their fund shares, and movement between such funds and a money market fund; and
* Transactions initiated by us, another member of the Voya family of companies, or a fund.

If we determine that an individual or entity has made a purchase of a fund within 60 days of a prior round-trip involving the same fund, we will send them a letter warning that another sale of that same fund within 60 days of the beginning of the prior round-trip will be deemed to be Excessive Trading and result in a six month suspension of their ability to initiate fund transfers or reallocations through the Internet, facsimile, Voice Response Unit (VRU), telephone calls to Customer Service or other electronic trading medium that we may make available from time to time ("Electronic Trading Privileges"). Likewise, if we determine that an individual or entity has made five round-trips involving the same fund within a rolling 12-month period, we will send them a letter warning that another purchase and sale of that same fund within 12 months of the initial purchase in the first round-trip will be deemed to be Excessive Trading and result in a suspension of their Electronic Trading Privileges. According to the needs of the various business units, a copy of any warning letters may also be sent, as applicable, to the person(s) or entity authorized to initiate fund transfers or reallocations, the agent/registered representative, or the investment adviser for that individual or entity. A copy of the warning letters and details of the individual's or entity's trading activity may also be sent to the fund whose shares were involved in the trading activity.

If we determine that an individual or entity has violated our Excessive Trading Policy, we will send them a letter stating that their Electronic Trading Privileges have been suspended for a period of six months. Consequently, all fund transfers or reallocations, not just those that involve the fund whose shares were involved in the activity that violated our Excessive Trading Policy, will then have to be initiated by providing written instructions to us via regular U.S. mail. Suspension of Electronic Trading Privileges may also extend to products other than the product through which the Excessive Trading activity occurred. During the six month suspension period, electronic "inquiry only" privileges will be permitted where and when possible. A copy of the letter restricting future transfer and reallocation activity to regular U.S. mail and details of the individual's or entity's trading activity may also be sent, as applicable, to the person(s) or entity authorized to initiate fund transfers or reallocations, the agent/registered representative or investment adviser for that individual or entity, and the fund whose shares were involved in the activity that violated our Excessive Trading Policy.

Following the six month suspension period during which no additional violations of our Excessive Trading Policy are identified, Electronic Trading Privileges may again be restored. We will continue to monitor the fund transfer and reallocation activity, and any future violations of our Excessive Trading Policy will result in an indefinite suspension of Electronic Trading Privileges. A violation of our Excessive Trading Policy during the six month suspension period will also result in an indefinite suspension of Electronic Trading Privileges.

We reserve the right to suspend Electronic Trading Privileges with respect to any individual or entity, with or without prior notice, if we determine, in our sole discretion, that the individual's or entity's trading activity is disruptive or not in the best interests of other owners of our variable insurance and retirement products, or participants in such products, regardless of whether the individual's or entity's trading activity falls within the definition of Excessive Trading set forth above.

Our failure to send or an individual's or entity's failure to receive any warning letter or other notice contemplated under our Excessive Trading Policy will not prevent us from suspending that individual's or entity's Electronic Trading Privileges or taking any other action provided for in our Excessive Trading Policy.

The Company does not allow exceptions to our Excessive Trading Policy. We reserve the right to modify our Excessive Trading Policy, or the policy as it relates to a particular fund, at any time without prior notice, depending on, among other factors, the needs of the underlying fund(s), the best interests of contract owners, participants, and fund investors, and/or state or federal regulatory requirements. If we modify our policy, it will be applied uniformly to all contract owners and participants or, as applicable, to all contract owners and participants investing in the underlying fund.

Our Excessive Trading Policy may not be completely successful in preventing market-timing or excessive trading activity. If it is not completely successful, fund performance and management may be adversely affected, as noted above.

Limits Imposed by the Underlying Funds. Each underlying fund available through the variable insurance and retirement products offered by us and/or the other members of the Voya family of companies, either by prospectus or stated policy, has adopted or may adopt its own excessive/frequent trading policy, and orders for the purchase of fund shares are subject to acceptance or rejection by the underlying fund. We reserve the right, without prior notice, to implement fund purchase restrictions and/or limitations on an individual or entity that the fund has identified as violating its excessive/frequent trading policy and to reject any allocation or transfer request to a subaccount if the corresponding fund will not accept the allocation or transfer for any reason. All such restrictions and/or limitations (which may include, but are not limited to, suspension of Electronic Trading Privileges and/or blocking of future purchases of a fund or all funds within a fund family) will be done in accordance with the directions we receive from the fund.

Agreements to Share Information with Fund Companies. As required by Rule 22c-2 under the 1940 Act, we have entered into information sharing agreements with each of the fund companies whose funds are offered through the contract. Contract owner and participant trading information is shared under these agreements as necessary for the fund companies to monitor fund trading and our implementation of our Excessive Trading Policy. Under these agreements, the Company is required to share information regarding contract owner and participant transactions, including but not limited to information regarding fund transfers initiated by you. In addition to information about contract owner and participant transactions, this information may include personal contract owner and participant information, including names and social security numbers or other tax identification numbers.

As a result of this information sharing, a fund company may direct us to restrict a contract owner or participant's transactions if the fund determines that the contract owner or participant has violated the fund's excessive/frequent trading policy. This could include the fund directing us to reject any allocations of purchase payments or account value to the fund or all funds within the fund family.

Asset Rebalancing Program. Under some contracts you may participate in asset rebalancing. Asset rebalancing allows you to reallocate your account value in the investments and percentages you identify. Only account values invested in the subaccounts identified may be rebalanced. We automatically reallocate your account value annually (or more frequently as we allow). Asset rebalancing neither ensures a profit nor guarantees against loss in a declining market. There is no additional charge for this program. If available under your contract, you may elect the asset rebalancing program electronically at https://voyaretirement.voyaplans.com, or by completing and submitting an asset rebalancing form. The Company may change or discontinue the asset rebalancing program at any time.

Subaccount reallocations or changes outside of the asset rebalancing program may affect the program. Changes such as fund mergers, substitutions, or closures may also affect the program.

WITHDRAWALS

Making a Withdrawal. Subject to limitations on withdrawals from the Fixed Plus Account II and other restrictions (**see "WITHDRAWALS - Withdrawal Restrictions" on the following page**), the contract holder, or you if permitted by the plan, may withdraw all or a portion of your account value at any time during the accumulation phase.

Steps for Making a Withdrawal. The contract holder, or you if permitted by the plan, must:
- Select the withdrawal amount;
  - ▷ Full Withdrawal: You will receive, reduced by any required tax, your account value allocated to the subaccounts and the GAA (plus or minus any applicable market value adjustment), minus any applicable early withdrawal charge, maintenance fee, or redemption fees, plus the amount available for withdrawal from the Fixed Plus Account II; or

Deductions for Taxes

Amounts withdrawn may be subject to tax penalties and withholding. **See "FEDERAL TAX CONSIDERATIONS."**

To determine which may apply, refer to the appropriate sections of this prospectus, contact your local representative or call the Company at the number referenced under "**CONTRACT OVERVIEW - Questions: Contacting the Company**."

- ▷ Partial Withdrawal (Percentage or Specified Dollar Amount): You will receive, reduced by any required tax, the amount you specify, subject to the value available in your account. However, the amount actually withdrawn from your account will be adjusted by any applicable redemption fees and by any applicable early withdrawal charge for amounts withdrawn from the subaccounts or the GAA, and any positive or negative market value adjustments for amounts withdrawn from the GAA. The amount available from the Fixed Plus Account II may be limited;
- Select investment options. If not specified, we will withdraw dollars in the same proportion as the values you hold in the various investment options from each investment option in which you have an account value; and
- Properly complete a disbursement form and submit it to the address referenced under "**CONTRACT OVERVIEW - Questions: Contacting the Company**."

For a description of limitations on withdrawals from the Fixed Plus Account II, see **APPENDIX I**.

Calculation of Your Withdrawal. We determine your account value every normal business day after the close of the NYSE (normally at 4:00 p.m. Eastern Time). We pay withdrawal amounts based on your account value either:
- As of the next valuation date after we receive a request for withdrawal in good order at the address referenced under "**CONTRACT OVERVIEW - Questions: Contacting the Company**"; or
- On such later date as specified on the disbursement form.

Delivery of Payment. Payments for withdrawal requests will be made in accordance with SEC requirements. Normally, we will send your payment no later than seven calendar days following our receipt of your disbursement form in good order.

Reinstatement Privilege. The contract allows for a one-time use of a reinstatement privilege. Within 30 days after a full withdrawal, if allowed by law, you may elect to reinstate all or a portion of the proceeds. We must receive reinstated amounts within 60 days of the withdrawal. We will credit the account for the amount reinstated based on the subaccount values next computed following our receipt of your request and the amount to be reinstated. Provided all options are available, we will reinvest in the same investment options and proportions in place at the time of withdrawal. If an investment option is closed or otherwise no longer available, amounts to be allocated to any such option will be reinvested in a replacement option as directed by your plan sponsor. If your plan sponsor has not designated a replacement option, unless we receive alternative allocation instructions, amounts that would have been reinvested in the investment option that is closed or unavailable may be automatically allocated among the other available investment options according to the most recent allocation instructions we have on file. If the most recent allocation instructions we have on file do not include any available investment options, the amount to be allocated will be returned unless we are provided with alternative allocation instructions. Special rules apply to reinstatements of amounts withdrawn from the GAA. **See "APPENDIX II."** Seek competent advice regarding the tax consequences associated with reinstatement.

Withdrawal Restrictions. Some plans may have other limits on withdrawals, other than or in addition to those listed below:
- Section 403(b)(11) of the Tax Code prohibits withdrawals under 403(b) contracts prior to your death, disability, attainment of age 59½, severance from employment, or financial hardship, of the following:
  - ▷ Salary reduction contributions made after December 31, 1988;
  - ▷ Earnings on those contributions; and
  - ▷ Earnings on amounts held before 1989 and credited after December 31, 1988 (these amounts are not available for hardship withdrawals). Other withdrawals may be allowed as provided for under the Tax Code or regulations;
- The contract may require that the contract holder certify that you are eligible for a distribution;
- Effective January 1, 2009, 403(b) regulations impose restrictions on the distribution of 403(b) employer contributions under certain contracts. **See "FEDERAL TAX CONSIDERATIONS - Distributions – Eligibility – 403(b) and Roth 403(b) Plans;"**
- 401(k) plans generally prohibit withdrawal of salary reduction contributions and associated earnings prior to your death, disability, attainment of age 59½, severance from employment, or financial hardship (only contributions, and not the earnings, may be withdrawn on financial hardship);
- The contract generally requires that the plan sponsor or its delegate certify that you are eligible for the distribution; and
- If you are married and covered by an ERISA plan, the contract holder must provide certification that Retirement Equity Act requirements have been met.

Waivers of Early Withdrawal Charge and Fixed Plus Account II Full Withdrawal Provisions. Although the Tax Code permits distributions upon a participant's severance from employment, the contracts do not provide for a waiver of early withdrawal charges or the Fixed Plus Account II full withdrawal provisions unless the severance from employment would otherwise have qualified as a separation from service under prior IRS "same desk" guidance (prior to enactment of the Economic Growth and Tax Relief Reconciliation Act of 2001).

SYSTEMATIC DISTRIBUTION OPTIONS

Availability of Systematic Distribution Options. These options may be exercised at any time during the accumulation phase of the contract. To exercise one of these options the account value must meet any minimum dollar amount and age criteria applicable to that option. No early withdrawal charge applies to amounts paid out under systematic distribution options. To determine what systematic distribution options are available, check with the contract holder or the Company. The Company reserves the right to discontinue the availability of one or all of the systematic distribution options at any time, and/or to change the terms for future elections.

Systematic distribution options currently available under the contract include the following:

- **Systematic Withdrawal Option ("SWO").** SWO is a series of partial withdrawals from your account based on a payment method you select. It is designed for those who want a periodic income while retaining accumulation phase investment flexibility for amounts accumulated under the account. (This option may not be available if you have an outstanding loan); and
- **Estate Conservation Option ("ECO").** ECO also allows you to maintain the account in the accumulation phase and provides periodic payments designed to meet the Tax Code's required minimum distribution. Under ECO, the Company calculates the minimum distribution amount required by law at age 70½ (for certain plans, 70½ or retirement, if later) and pays you that amount once a year.

> **Features of a Systematic Distribution Option**
>
> If available under your plan, a systematic distribution option allows you to receive regular payments from your account without moving into the income phase. By remaining in the accumulation phase, you retain certain rights and investment flexibility not available during the income phase. Because the account remains in the accumulation phase, all accumulation phase charges continue to apply.

Other Systematic Distribution Options. Other systematic distribution options may be available from time to time. Additional information relating to any of the systematic distribution options may be obtained from your local representative or by contacting us at the address referenced under "**CONTRACT OVERVIEW - Questions: Contacting the Company**."

Electing a Systematic Distribution Option. The contract holder, or you if permitted by the plan, makes the election of a systematic distribution option. For some contracts, the contract holder must provide the Company with certification that the distribution is in accordance with terms of the plan.

Terminating a Systematic Distribution Option. Once you elect a systematic distribution option (other than for accounts that are part of 457 plan contracts issued to non-governmental, tax exempt employers), you may revoke it at any time through a written request to the address referenced under "**CONTRACT OVERVIEW - Questions: Contacting the Company**." Once revoked, an option may not be elected again, until the next calendar year, nor may any other systematic distribution option be elected, unless the Tax Code permits it.

Tax Consequences. Withdrawals received through these options and revocations of elections may have tax consequences. **See "FEDERAL TAX CONSIDERATIONS."**

LOANS

Availability. If allowed by the contract and the plan, you may take out a loan from your account value during the accumulation phase. Some contracts restrict loans from your employer account. Loans are only allowed from amounts allocated to certain subaccounts and the Fixed Plus Account II. Additional restrictions may apply under the Tax Code, ERISA (if applicable), your plan, or due to our administrative practices or those of a third party administrator selected by your plan sponsor, and loans may be subject to approval by the plan sponsor or its delegate. Generally loans are only available from 403(b) plans utilizing contracts described in this prospectus. Loans are not available from Roth 401(k) or Roth 403(b) contracts or accounts, and the participant Roth 401(k) or Roth 403(b) account is excluded from the amount available for loan. For Tax Code Section 401(a), 401(k) or 457(b) plans where the sponsor has elected to offer loans administered outside the group annuity contract, additional fees may be charged by a third party administrator. We reserve the right not to grant a loan request if the participant has an outstanding loan in default.

Unless specifically permitted by the terms of your plan and supported by your plan's administrator and record keeper, a loan is not available from your Roth 457(b) account. Absent such an exception, this means that although your Roth 457(b) account may be included in the calculation of the amount available for loan ("lienable"), the amount of your Roth 457(b) account may not be part of a loan ("loanable"). Accordingly, the amount available for a full or partial withdrawal from a Participant Roth Account will not be reduced by any outstanding loan balance. Further, in the event of a loan default, no amount of the outstanding loan balance will be deducted from your 457(b) Roth account.

Requests. If you are eligible to obtain a loan, you may request one by properly completing the loan request form and submitting it to the address referenced under "**CONTRACT OVERVIEW - Questions: Contacting the Company**." Read the terms of the loan agreement before submitting any request.

Loan Interest. Interest will be applied on loaned amounts. The difference between the rate charged and the rate credited on loans under your contract is currently 2.5% per annum (i.e., a 2.5% loan interest rate spread). We reserve the right to apply a loan interest rate spread of up to 3.0% per annum.

DEATH BENEFIT

The contract provides a death benefit in the event of your death, which is payable to the beneficiary named under the contract (contract beneficiary) as follows:
- Under contracts issued in connection with most types of plans except voluntary 403(b) plans (including Roth 403(b) plans), the contract holder must be named as the contract beneficiary, but may direct that we make any payments to the beneficiary you name under the plan (plan beneficiary); and
- Under contracts issued in connection with voluntary 403(b) plans (including Roth 403(b) plans), you may generally designate your own contract beneficiary who will normally be your plan beneficiary, as well.

> **During the Income Phase**
>
> This section provides information about the accumulation phase. For death benefit information applicable to the income phase, see "**INCOME PHASE**."

During the Accumulation Phase

Payment Process:
- Following your death, the contract beneficiary (on behalf of the plan beneficiary, if applicable) must provide the Company with proof of death acceptable to us and a payment request in good order;
- The payment request should include selection of a benefit payment option; and
- Within seven calendar days after we receive proof of death acceptable to us and payment request in good order at the address referenced under "**CONTRACT OVERVIEW - Questions: Contacting the Company**" we will mail payment, unless otherwise requested.

Until one of the benefit payment options listed below is selected, account dollars will remain invested as at the time of your death, and no distributions will be made.

Benefit Payment Options. If you die during the accumulation phase of your account, the following payment options are available to your beneficiary, if allowed by the Tax Code:

• Lump-sum payment;
• Payment under an available income phase payment option (**see "INCOME PHASE - Payment Options"**); and
• Payment under an available systematic distribution option (subject to limitations) (**see "SYSTEMATIC DISTRIBUTION OPTIONS"**).

The account value may also remain invested in the contract; however, the Tax Code limits how long the death benefit proceeds may be left in this option.

Payment of Death Benefit or Proceeds

Subject to the conditions and requirements of state law, full payment of the death benefit or proceeds ("Proceeds") to a beneficiary may be made either into an interest bearing retained asset account that is backed by our general account (described in "**The Retained Asset Account**" below) or by check. For additional information about the payment options available to you, please refer to your claim forms or contact us at the address referenced under "**CONTRACT OVERVIEW – Questions: Contacting the Company**." Beneficiaries should carefully review all settlement and payment options available under the contract and are encouraged to consult with a financial professional, tax and/or legal adviser before choosing a settlement or payment option.

The Retained Asset Account. The retained asset account, known as the Voya Personal Transition Account, is an interest bearing account backed by our general account. **The retained asset account is not guaranteed by the Federal Deposit Insurance Corporation ("FDIC") and, as part of our general account, is subject to the claims of our creditors.** Beneficiaries that receive their payment through the retained asset account may access the entire Proceeds in the account at any time without penalty through a draftbook feature. The Company seeks to earn a profit on the account, and interest credited on the account may vary from time to time but will not be less than the minimum rate stated in the supplemental contract delivered to the beneficiary together with the paperwork to make a claim to the Proceeds. Interest earned on the Proceeds in the account may be less than could be earned if the Proceeds were invested outside of the account. Likewise, interest credited on the Proceeds in the account may be less than under other settlement or payment options available through the contract.

Death Benefit Calculation. The death benefit will be based on your account value. For amounts held in the GAA, any positive aggregate market value adjustment (the sum of all market value adjustments calculated due to a withdrawal) will be included in your account value. If a negative market value adjustment applies, it would be deducted only if the death benefit is withdrawn more than six months after your death. We describe the market value adjustment in **APPENDIX II** and in the GAA prospectus.

The death benefit is calculated as of the next time we value your account following the date on which we receive proof of death and payment request in good order.

Most contracts provide a guaranteed death benefit if the contract beneficiary (on behalf of the plan beneficiary, if applicable) elects a lump-sum distribution or an income phase payment option within six months of your death. For those contracts, the guaranteed death benefit is the greater of:

• Your account value on the day that notice of death and request for payment are received in good order at the address referenced under "**CONTRACT OVERVIEW - Questions: Contacting the Company**," plus any positive aggregate market value adjustment that applies to amounts allocated to the GAA; or
• The sum of payments (minus any applicable premium tax) made to your account, minus withdrawals made from your account and any outstanding loan amount.

In the event that the contract beneficiary does not request payment of the death benefit as a lump sum or as an income phase option within six months of your death, the amount of the death benefit is the account value as of the next valuation following our receipt of acceptable proof of death and the payment request in good order. See the contract or certificate for treatment of amounts held in the GAA.

Tax Code Requirements. The Tax Code requires distribution of death benefit proceeds within a certain period of time. Failure to begin receiving death benefit payments within those time periods can result in tax penalties. Regardless of the method of payment, death benefit proceeds will generally be taxed to the beneficiary in the same manner as if you had received those payments. **See "FEDERAL TAX CONSIDERATIONS"** for additional information.

INCOME PHASE

During the income phase you receive payments from your accumulated account value.

Initiating Income Phase Payments. At least 30 days prior to the date you want to start receiving payments, the contract holder, or you if permitted by the plan, must notify us in writing of the following:
- Start date;
- Income phase payment option (see the income phase payment options table in this section);
- Income phase payment frequency (i.e., monthly, quarterly, semi-annually or annually);
- Choice of fixed or variable income phase payments;
- Selection of an assumed net investment rate (only if variable income phase payments are elected); and
- Under some plans, certification from your employer and/or submission of the appropriate forms is also required.

The account will continue in the accumulation phase until the contract holder or you, as applicable, properly initiate income phase payments. Once an income phase payment option is selected, it may not be changed; however, certain options allow you to withdraw a lump sum.

What Affects Income Phase Payment Amounts? Some of the factors that may affect income phase payment amounts include: your age, your account value, the income phase payment option selected (including the frequency and duration of payments under the option selected), number of guaranteed payments (if any) selected, and whether you select variable or fixed payments. As a general rule, more frequent income phase payments will result in smaller individual income phase payments. Likewise, income phase payments that are anticipated over a longer period of time will also result in smaller individual income phase payments.

Fixed Income Phase Payments. Amounts funding fixed income phase payments will be held in the Company's general account. Fixed payments will remain the same over time.

Variable Income Phase Payments. Amounts funding your variable income phase payments will be held in the subaccount(s) you select, based on what subaccounts are available during the income phase at the time you make your selection. Not all subaccounts available during the accumulation phase may be available during the income phase. For information about the subaccounts available during the income phase, please contact Customer Service. We currently allow you to choose up to 18 subaccounts at any one time and we allow 12 free transfers per calendar year. We reserve the right to allow additional transfers in excess of 12 per calendar year. For variable payments, an assumed net investment rate must be selected.

Assumed Net Investment Rate. If you select variable income phase payments, an assumed net investment rate must also be selected. If you select a 5% rate, your first payment will be higher, but subsequent payments will increase only if the investment performance of the subaccounts you selected is greater than 5% annually, after deduction of fees. Payment amounts will decline if the investment performance is less than 5%, after deduction of fees.

If you select a 3.5% rate, your first income phase payment will be lower and subsequent payments will increase more rapidly or decline more slowly depending upon the investment performance of the subaccounts you selected.

For more information about selecting an assumed net investment rate, request a copy of the SAI by calling us. **See "CONTRACT OVERVIEW - Questions: Contacting the Company."**

Selecting an Increasing Payment. Under certain income phase payment options, if you select fixed payments, you may elect an increase of one, two, or three percent, compounded annually. The higher your percentage, the lower your initial income phase payment will be, while future payments will increase each year at a greater rate.

Generally, this feature is not available with cash refund payment options.

Charges Deducted. When you select an income payment phase option (one of the options listed in the tables on the following page), a daily asset charge, consisting of a daily deduction of 1.25% on an annual basis, will be deducted from amounts held in the subaccounts. This charge compensates us for mortality, expense and administrative risks we assume under variable income phase payout options and is applicable to all variable income phase payout options, including variable nonlifetime options under which we do not assume mortality risk. In this situation, this charge will be used to cover expenses. Although we expect to make a profit from this fee, we do not always do so. For variable options under which we do not assume a mortality risk, we may make a larger profit than under other options.

Required Minimum Payment Amounts. The first payment amount must meet the minimums stated in the contract. This amount is currently $50 per month or $250 per year, but the Company reserves the right to increase these amounts, if allowed by state law, based on increases reflected in the Consumer Price Index - Urban (CPI-U) since July 1, 1993. If your account value is too low to meet these minimum payment amounts, you will receive one lump-sum payment.

Death Benefit During the Income Phase. The death benefits that may be available to a beneficiary are outlined in the following income phase payment option table. If a lump-sum payment is due as a death benefit, we will make payment within seven calendar days after we receive proof of death acceptable to us in good order and the payment request at the address referenced under "**CONTRACT OVERVIEW - Questions: Contacting the Company**."

Payment of Death Benefit or Proceeds

Subject to the conditions and requirements of state law, full payment of the death benefit or proceeds ("Proceeds") to a beneficiary may be made either into an interest bearing retained asset account that is backed by our general account or by check. For additional information about the payment options available to you, please refer to your claim forms or contact us at the address referenced under "**CONTRACT OVERVIEW – Questions: Contacting the Company.**" Beneficiaries should carefully review all settlement and payment options available under the contract and are encouraged to consult with a financial professional and/or legal tax adviser before choosing a settlement or payment option. **See "DEATH BENEFIT – The Retained Asset Account"** for more information about the retained asset account.

Taxation. To avoid certain tax penalties, you and any beneficiary must meet the distribution rules imposed by the Tax Code. **See "FEDERAL TAX CONSIDERATIONS."**

Income Phase Payment Options

The following tables list the income phase payment options and accompanying death benefits that may be available under the contracts. Some contracts may restrict the options and the terms available. Refer to your certificate or check with your contract holder for details. We may offer additional income phase payment options under the contract from time to time.

Terms used in the tables:
- **Annuitant -** The person(s) on whose life expectancy the income phase payments are calculated; and
- **Beneficiary -** The person designated to receive the death benefit payable under the contract.

Lifetime Income Phase Payment Options	
Life Income	**Length of Payments:** For as long as the annuitant lives. It is possible that only one payment will be made should the annuitant die prior to the second payment's due date. **Death Benefit--None:** All payments end upon the annuitant's death.
Life Income--Guaranteed Payments*	**Length of Payments:** For as long as the annuitant lives, with payments guaranteed for your choice of five to 30 years, or as otherwise specified in the contract. **Death Benefit--Payment to the Beneficiary:** If the annuitant dies before we have made all the guaranteed payments, we will pay the beneficiary a lump sum (unless otherwise requested) equal to the present value of the remaining guaranteed payments.
Life Income--Two Lives	**Length of Payments:** For as long as either annuitant lives. It is possible that only one payment will be made should both annuitants die before the second payment's due date. **Continuing Payments:** • When you select this option you choose for 100%, 66 2/3% or 50% of the payment to continue to the surviving annuitant after the first death; or • 100% of the payment to continue to the annuitant on the second annuitant's death, and 50% of the payment to continue to the second annuitant on the annuitant's death. **Death Benefit--None:** All payments end after the death of both annuitants.
Life Income--Two Lives--Guaranteed Payments*	**Length of Payments:** For as long as either annuitant lives, with payments guaranteed for your choice of five to 30 years, or as otherwise specified in the contract. **Continuing Payments:** 100% of the payment to continue to the surviving annuitant after the first death. **Death Benefit--Payment to the Beneficiary:** If both annuitants die before the guaranteed payments have all been paid, we will pay the beneficiary a lump sum (unless otherwise requested) equal to the present value of the remaining guaranteed payments.
Life Income--Cash Refund Option (fixed payment only)	**Length of Payments:** For as long as the annuitant lives. **Death Benefit--Payment to the Beneficiary:** Following the annuitant's death, we will pay a lump-sum payment equal to the amount originally applied to the payment option (less any premium tax) and less the total amount of fixed income phase payments paid.
Life Income--Two Lives--Cash Refund Option (fixed payment only)	**Length of Payments:** For as long as either annuitant lives. **Continuing Payment:** 100% of the payment to continue after the first death. **Death Benefit--Payment to the Beneficiary:** When both annuitants die, we will pay a lump-sum payment equal to the amount applied to the income phase payment option (less any premium tax) and less the total amount of fixed income phase payments paid.
Nonlifetime Income Phase Payment Options	
Nonlifetime--Guaranteed Payments*	**Length of Payments:** Payments will continue for five-30 years based upon the number of years you choose when selecting this option. In certain cases a lump-sum payment may be requested at any time (see below). **Death Benefit--Payment to the Beneficiary:** If the annuitant dies before we make all the guaranteed payments, any remaining guaranteed payments will continue to the beneficiary unless the beneficiary elects to receive the present value of the remaining guaranteed payments in a lump sum.

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* Guaranteed period payments may not extend beyond the shorter of your life expectancy or until age 95.

Lump-Sum Payment: If the Nonlifetime--Guaranteed Payments option is elected with variable payments, you may request at any time that all or a portion of the present value of the remaining payments be paid in one lump sum. A lump sum elected before five years of income phase payments have been completed (as specified by the contract) will be treated as a withdrawal during the accumulation phase and if the election is made during an early withdrawal charge period, we will charge the applicable early withdrawal charge. **See "FEES - Early Withdrawal Charge."** Lump-sum payments will be sent within seven calendar days after we receive the request for payment in good order at the address referenced under "**CONTRACT OVERVIEW - Questions: Contacting the Company**."

Calculation of Lump-Sum Payments: If a lump-sum payment is available to a beneficiary or to you in the options above, the rate we use to calculate the present value of the remaining guaranteed payments is the same rate we use to calculate the income phase payments (i.e., the actual fixed rate used for the fixed payments, or the 3.5% or 5% assumed net investment rate for variable payments).

FEDERAL TAX CONSIDERATIONS

Introduction

The contract described in this prospectus is designed to be treated as an annuity for U.S. federal income tax purposes. This section discusses our understanding of current federal income tax laws affecting the contract. The U.S. federal income tax treatment of the contract is complex and sometimes uncertain. You should keep the following in mind when reading this section:

- Your tax position (or the tax position of the beneficiary, as applicable) determines the federal taxation of amounts held or paid out under the contract;
- Tax laws change. It is possible that a change in the future could affect contracts issued in the past, including the contract described in this prospectus;
- This section addresses some, but not all, applicable federal income tax rules and generally does not discuss federal estate and gift tax implications, state and local taxes or any other tax provisions;
- We do not make any guarantee about the tax treatment of the contract or transactions involving the contract; and
- No assurance can be given that the IRS would not assert, or that a court would not sustain, a position contrary to any of those set forth below.

In this Section:

- **Introduction;**
- **Taxation of Qualified Contracts;**
- **Possible Changes in Taxation; and**
- **Taxation of the Company.**

When consulting a tax and/or legal adviser, be certain that he or she has expertise with respect to the provisions of the Internal Revenue Code of 1986, as amended (the "Tax Code") that apply to your tax concerns.

We do not intend this information to be tax advice. No attempt is made to provide more than a general summary of information about the use of the contract with tax-qualified retirement arrangements, and the Tax Code may contain other restrictions and conditions that are not included in this summary. You should consult with a tax and/or legal adviser for advice about the effect of federal income tax laws, state tax laws or any other tax laws affecting the contract or any transactions involving the contract.

Qualified Contracts

The contract described in this prospectus may be purchased on a tax-qualified basis ("qualified contracts"). Qualified contracts are designed for use by individuals and/or employers whose purchase payments are comprised solely of proceeds from and/or contributions to retirement plans or programs that are intended to qualify as plans or programs entitled to special favorable income tax treatment under Sections 401(a), 401(k), 403(b) or 457(b) of the Tax Code. **Employers or individuals intending to use the contract with such plans should seek legal and tax advice.**

Roth Accounts. Tax Code Section 402A allows employees of certain private employers offering 401(k) plans, employees of public schools and certain Tax Code Section 501(c)(3) organizations offering 403(b) plans, and employees of certain governmental employers offering 457(b) plans to contribute after-tax salary contributions to a Roth 401(k), Roth 403(b) and Roth 457(b) account, respectively. Roth accounts provide for tax-free distributions, subject to certain conditions and restrictions. If permitted by us and under the plan for which the contract is issued, we will set up one or more accounts for you under the contract for Roth after-tax contributions and the portion of any transfer or rollover attributable to such amounts.

Taxation of Qualified Contracts

Eligible Retirement Plans and Programs

The contract may be purchased with the following retirement plans and programs to accumulate retirement savings:
- **401(a), 401(k) and Roth 401(k) Plans.** Sections 401(a) and 401(k) of the Tax Code permit certain employers to establish various types of retirement plans for employees, and permit self-employed individuals to establish these plans for themselves and their employees. The Tax Code also allows employees of certain private employers to contribute after-tax salary contributions to a Roth 401(k) account, which provides for tax-free distributions, subject to certain restrictions;
- **403(b) and Roth 403(b) Plans.** Section 403(b) of the Tax Code allows employees of certain Tax Code Section 501(c)(3) organizations and public schools to exclude from their gross income the purchase payments made, within certain limits, to a contract that will provide an annuity for the employee's retirement. The Tax Code also allows employees of 501(c)(3) organizations and public schools to contribute after-tax salary contributions to a Roth 403(b) account, which provides for tax-free distributions, subject to certain restrictions; and
- **457 and Roth 457 Plans.** Section 457 of the Tax Code permits certain employers to offer deferred compensation plans for their employees. These plans may be offered by state governments, local governments, political subdivisions, agencies, instrumentalities and certain affiliates of such entities (governmental employers), as well as non-governmental, tax-exempt organizations (non-governmental employers). A 457 plan may be a 457(b) plan. Participation in a 457(b) plan maintained by a non-governmental employer is generally limited to a select group of management and highly-compensated employees (other than 457(b) plans maintained by nonqualified, church-controlled organizations). Depending on the plan design, the participant may be entitled to determine the investment allocation of their deferred compensation account. The Tax Code also allows employees of governmental 457(b) Plan employers to contribution after-tax salary contributions to a Roth 457(b) account, which provides for tax-free distributions, subject to certain restrictions.

The Company may offer or have offered the contract for use with certain other types of qualified plans. Please see your contract and consult with your tax adviser if you have questions about other types of plan arrangements not discussed herein.

Special Considerations for Section 403(b) Plans. In addition to being offered as an investment option under the contract, shares of certain funds are also offered for sale directly to the general public. A list of these funds is provided in the "**INVESTMENT OPTIONS - Risks of Investing in the Funds - Public Funds**." In order to qualify for favorable tax treatment under Tax Code Section 403(b), a contract must be considered an "annuity." In Revenue Procedure 99-44, the IRS concluded that it will treat a contract as an annuity for federal income tax purposes under Tax Code Section 403(b), notwithstanding that contract purchase payments are invested at the contract owner's direction in publicly available securities. This treatment will be available provided no additional tax liability would have been incurred if the contribution was paid by the contract holder's employer into a trust or a custodial account in an arrangement that satisfied the requirements of Tax Code Section 401(a) or 403(b)(7)(A). We believe that the contract satisfies the requirements set forth in Revenue Procedure 99-44 and will therefore be treated as an annuity for tax purposes, notwithstanding the fact that investments may be made in publicly available securities. However, the exact nature of the requirements of Revenue Procedure 99-44 are unclear, and you should consider consulting with a tax and/or legal adviser before electing to invest in a fund that is offered for sale to the general public through a contract issued in relation to a 403(b) plan.

Revenue Procedure 99-44 was issued before 403(b) plans could offer a Roth contribution feature. However, we believe that this analysis should not impact the treatment of such contracts as annuity contracts for purposes of Tax Code Section 403(b). You should consider consulting with a tax and/or legal adviser before electing to invest in a fund that is offered for sale to the general public through a contract issued in relation to a Roth 403(b) account.

Special Considerations for Section 457 Plans. Under 457(b) plans of non-governmental employers, all amounts of deferred compensation, all property and rights purchased with such amounts and all income attributable to such amounts, property and rights remain solely the property and rights of the employer and are subject to the claims of the employer's general creditors. **457(b) plans of governmental employers**, on the other hand, are required to hold all assets and income of the plan in trust for the exclusive benefit of plan participants and their beneficiaries. For purposes of meeting this requirement, an annuity contract is treated as a trust.

Taxation

The tax rules applicable to qualified contracts vary according to the type of qualified contract and the specific terms and conditions of the qualified contract and the terms and conditions of the qualified plan or program. The ultimate effect of federal income taxes on the amounts held under a qualified contract, or on income phase (i.e. annuity) payments from a qualified contract, depends on the type of qualified contract or program as well as your particular facts and circumstances. Special favorable tax treatment may be available for certain types of contributions and distributions. In addition, certain requirements must be satisfied in purchasing a qualified contract with proceeds from a tax-qualified plan or program in order to continue receiving favorable tax treatment.

Adverse tax consequences may result from:
- Contributions in excess of specified limits;
- Distributions before age 59½ (subject to certain exceptions);
- Distributions that do not conform to specified commencement and minimum distribution rules; and
- Other specified circumstances.

Some qualified plans and programs are subject to additional distribution or other requirements that are not incorporated into the contract described in this prospectus. No attempt is made to provide more than general information about the use of the contract with qualified plans and programs. Contract owners, sponsoring employers, participants, annuitants, and beneficiaries are cautioned that the rights of any person to any benefit under these qualified plans and programs may be subject to the terms and conditions of the plan, regardless of the terms and conditions of the contract. The Company is not bound by the terms and conditions of such plans and program to the extent such terms contradict the language of the contract, unless we consent in writing.

Contract owners, sponsoring employers, participants, annuitants, and beneficiaries generally are responsible for determining that contributions, distributions and other transactions with respect to the contract comply with applicable law. **Therefore, you should seek tax and/or legal advice regarding the suitability of a contract for your particular situation.** The following discussion assumes that qualified contracts are purchased with proceeds from and/or contributions under retirement plans or programs that qualify for the intended special federal tax treatment.

Tax Deferral. Under federal tax laws, earnings on amounts held in annuity contracts are generally not taxed until they are withdrawn. However, in the case of a qualified plan (as described in this prospectus), an annuity contract is not necessary to obtain this favorable tax treatment and does not provide any tax benefits beyond the deferral already available to the qualified plan itself. Annuities do provide other features and benefits (such as the guaranteed death benefit or the option of lifetime income phase options at established rates) that may be valuable to you. You should discuss your alternatives with a qualified financial representative taking into account the additional fees and expenses you may incur in an annuity.

Contributions

In order to be excludable from gross income for federal income tax purposes, total annual contributions to certain qualified plans and programs are limited by the Tax Code. We provide general information on these requirements for certain plans and programs below. You should consult with a tax and/or legal adviser in connection with contributions to a qualified contract.

401(a), 401(k), Roth 401(k), 403(b), and Roth 403(b) Plans. The total annual contributions (including pre-tax and Roth 401(k) or Roth 403(b) after-tax contributions) by you and your employer cannot exceed, generally, the lesser of 100% of your compensation or $56,000 (as indexed for 2019). Compensation means your compensation for the year from the employer sponsoring the plan and includes any elective deferrals under Tax Code Section 402(g) and any amounts not includible in gross income under Tax Code Sections 125 or 457.

This limit applies to your contributions as well as to any contributions made by your employer on your behalf. An additional requirement limits your salary reduction contributions to a 401(k), Roth 401(k), 403(b), or Roth 403(b) plan to generally no more than $19,000 (as indexed for 2019). Contribution limits are subject to annual adjustments for cost-of-living increases. Your own limit may be higher or lower, depending upon certain conditions.

With the exception of the Roth 401(k) and Roth 403(b) contributions, purchase payments to your account(s) will generally be excluded from your gross income. Roth 401(k) and Roth 403(b) salary reduction contributions are made on an after-tax basis.

457(b) and Roth 457(b) Plans. The total annual contributions (including pre-tax and Roth 457(b) after-tax salary reduction contributions) made by you and your employer to a 457(b) or Roth 457(b) plan cannot exceed, generally, the lesser of 100% of your includible compensation or $19,000 (as indexed for 2019). Generally, includible compensation means your compensation for the year from the employer sponsoring the plan, including deferrals to the employer's Tax Code Section 401(k), Roth 401(k), 403(b), Roth 403(b), and 125 cafeteria plans in addition to any deferrals to the 457(b) or Roth 457(b) plan.

Catch-up Contributions. Notwithstanding the contribution limits noted above, if permitted by the plan, a participant in a 401(k), Roth 401(k), 403(b), Roth 403(b), or a 457(b) or Roth 457(b) plan of a governmental employer who is at least age 50 by the end of the plan year may contribute an additional amount ("Age 50 Catch-ups") not to exceed the lesser of:
- $6,000; or
- The participant's compensation for the year reduced by any other elective deferrals of the participant for the year.

Special 457 Catch-ups. Special catch-up provisions may be available for 457(b) plans ("Special 457 Catch-ups") during the three years prior to the participant's normal retirement age. Note that the Special 457 Catch-ups cannot be used simultaneously with the Age 50 Catch-ups. Specifically, a participant may elect to defer the lesser of: (a) twice the deferral limit ($38,000); or (b) the basic annual limit plus the amount of the basic annual limit not used in prior taxable years (disregarding any deferrals under the Age 50 Catch-up). If a participant is eligible for the Special 457 Catch-up and the Age 50 Catch-up, the participant can make deferrals up to the greater catch-up limit, but may not make deferrals in excess of the greater catch-up limit. For advice with respect to these catch-up provisions, please consult your own tax and/or legal adviser.

Distributions - General

Certain tax rules apply to distributions from the contract. A distribution is any amount taken from a contract including withdrawals, income phase (i.e., annuity) payments, and death benefit proceeds. The taxable portion of all distributions will be reported to the IRS.

401(a), 401(k), 403(b) and Governmental 457(b) Plans. Distributions from these plans are taxed as received unless one of the following is true:
- The distribution is an eligible rollover distribution and is directly transferred or rolled over within 60 days to another plan eligible to receive rollovers or to a traditional IRA in accordance with the Tax Code;
- You made after-tax contributions to the plan. In this case, depending upon the type of distribution, the amount will be taxed on all or part of the earnings on the contributions according to the rules detailed in the Tax Code; or
- The distribution is a qualified health insurance premium of a retired public safety officer as defined in the Pension Protection Act of 2006.

Please note that a distribution of a pre-tax account is reported as a taxable distribution, even if you roll over the distribution within 60 days.

A distribution is an eligible rollover distribution unless it is:
- Part of a series of substantially equal periodic payments (at least one per year) made over the life (or life expectancy) of the participant or the joint lives (or joint life expectancies) of the participant and his designated beneficiary or for a specified period of ten years or more;
- A required minimum distribution under Tax Code Section 401(a)(9);
- A hardship withdrawal; or
- Otherwise not recognized under applicable regulations as eligible for rollover.

10% Additional Tax. The Tax Code imposes a 10% additional tax on the taxable portion of any distribution from a contract used with a 401(a), 401(k) or 403(b) plan (collectively, qualified plans), or amounts from a governmental 457(b) plan that are attributable to amounts transferred from a qualified plan.

Exceptions to the 10% additional tax may apply if:
- You have attained age 59½;
- You have become disabled, as defined in the Tax Code;
- You have died and the distribution is to your beneficiary;
- The distribution amount is rolled over into another eligible retirement plan or to a traditional or Roth IRA in accordance with the terms of the Tax Code;
- The distribution is paid directly to the government in accordance with an IRS levy;
- The distribution is a qualified reservist distribution as defined under the Tax Code;
- The distribution is eligible for penalty relief extended to victims of certain natural disasters; or
- You have unreimbursed medical expenses that are more than 7.5% of your adjusted gross income.

Additional exceptions may apply to distributions from a qualified plan if:
- You have separated from service with the plan sponsor at or after age 55;
- You are a qualified public safety employee taking a distribution from a governmental plan and you separated from service after age 50;
- You have separated from service with the plan sponsor and the distribution amount is made in substantially equal periodic payments (at least annually) over your life (or life expectancy) or the joint lives (or joint life expectancies) of you and your designated beneficiary; or
- The withdrawal amount is paid to an alternate payee under a Qualified Domestic Relations Order ("QDRO");

The Tax Code may provide other exceptions or impose other penalty taxes in other circumstances.

Qualified Distributions - Roth 401(k), Roth 403(b) and Roth 457(b). A partial or full distribution of purchase payments to a Roth 401(k), Roth 403(b) or a Roth 457(b) account and earnings credited on those purchase payments (or of in-plan rollover amounts and earnings credited on those amounts, as described in the "In-Plan Roth Rollovers" section below) will be excludable from income if it is a qualified distribution. A "qualified distribution" from a Roth 401(k), Roth 403(b) or a Roth 457(b) account is defined as a distribution that meets the following two requirements:
- The distribution occurs after the five-year taxable period measured from the earlier of:
  - ▷ The first taxable year you, as applicable, made a contribution to a Roth IRA or a designated Roth contribution to any designated Roth account established for you under the same applicable retirement plan as defined in Tax Code Section 402A;
  - ▷ If a rollover contribution was made from a designated Roth account previously established for you under another applicable retirement plan, the first taxable year for which you made a designated Roth contribution to such previously established account; or
  - ▷ The first taxable year in which you made an in-plan Roth rollover of non-Roth amounts under the same plan; AND
- The distribution occurs after you attain age 59½, die with payment being made to your beneficiary or estate, or become disabled as defined in the Tax Code.

A distribution from a Roth account that is not a qualified distribution is includible in gross income under the Tax Code in proportion to your investment in the contract (basis) and earnings on the contract.

Non-Governmental 457(b) Plans. Compensation deferred under a 457(b) plan of a non-governmental employer is generally includible in income in the first year in which it is paid or otherwise made available to you or your designated beneficiary.

Distributions - Eligibility

401(a) Pension Plans. Subject to the terms of your 401(a) pension plan, distributions may generally only occur upon:
- Retirement;
- Death;
- Disability;
- Severance from employment;
- Attainment of normal retirement age;
- Attainment of age 62; or
- Termination of the plan.

Such distributions remain subject to other applicable restrictions under the Tax Code.

401(k) and Roth 401(k) Plans. Subject to the terms of your 401(k) plan, distributions from your 401(k) or Roth 401(k) employee account, and possibly all or a portion of your 401(k) or Roth 401(k) employer account, may generally only occur upon:
- Retirement;
- Death;
- Attainment of age 59½;
- Severance from employment;
- Disability;
- Financial hardship (for 2019 and earlier, contributions only, not earnings); or
- Termination of the plan.

Such distributions remain subject to other applicable restrictions under the Tax Code.

403(b) and Roth 403(b) Plans. Distribution of certain salary reduction contributions and earnings on such contributions restricted under Tax Code Section 403(b)(11) may generally only occur upon:
- Retirement;
- Death;
- Attainment of age 59½;
- Severance from employment;
- Disability;
- Financial hardship (contributions only, not earnings);
- Termination of the plan; or
- Meeting other circumstances as allowed by federal law, regulations or rulings.

Such distributions remain subject to other applicable restrictions under the Tax Code.

Section 403(b) regulations prohibit the distribution of amounts attributable to employer contributions before the earlier of your severance from employment or prior to the occurrence of some event as provided under your employer's plan, such as after a fixed number of years, the attainment of a stated age, or a disability.

If the Company agrees to accept amounts exchanged from a Tax Code Section 403(b)(7) custodial account, such amounts will be subject to the withdrawal restrictions set forth in Tax Code Section 403(b)(7)(A)(ii).

Before we process a withdrawal request we generally are required to confirm with your 403(b) plan sponsor or otherwise that the withdrawals you request from a 403(b) contract comply with applicable tax requirements.

457(b) and Roth 457(b) Plans. Under 457(b) and Roth 457(b) plans, distributions may generally not be made available to you earlier than:
- The calendar year you attain age 70½;
- When you experience a severance from employment; or
- When you experience an unforeseeable emergency.

A one-time in-service distribution may also be permitted under a Section 457(b) plan sponsored by a tax exempt entity if the total amount payable to the participant does not exceed $5,000 and no amounts have been deferred by the participant during the two-year period ending on the date of distribution.

Lifetime Required Minimum Distributions (401(a), 401(k), Roth 401(k), 403(b), Roth 403(b), 457(b) and Roth 457(b) Plans)

To avoid certain tax penalties, you and any designated beneficiary must also satisfy the required minimum distribution rules set forth in the Tax Code. These rules dictate the following:
- The start date for distributions;
- The time period in which all amounts in your contract(s) must be distributed; and
- Distribution amounts.

Start Date. Generally, you must begin receiving distributions by April 1 of the calendar year following the calendar year in which you attain age 70½ or in the case of an employer-sponsored plan, April 1 of the calendar year following the calendar year in which you retire, whichever occurs later, unless:
- Under 401(a) or 401(k) plans, you are a 5% owner, in which case such distributions must begin by April 1 of the calendar year following the calendar year in which you attain age 70½; or
- Under 403(b) plans, the Company maintains separate records of amounts held as of December 31, 1986. In this case distribution of these amounts generally must begin by the end of the calendar year in which you attain age 75. However, if you take any distributions in excess of the minimum required amount, then special rules require that the excess be distributed from the December 31, 1986 balance.

Time Period. We must pay out distributions from the contract over a period not extending beyond one of the following time periods:
- Over your life or the joint lives of you and your designated beneficiary; or
- Over a period not greater than your life expectancy or the joint life expectancies of you and your designated beneficiary.

Distribution Amounts. The amount of each required minimum distribution must be calculated in accordance with Tax Code Section 401(a)(9). Before annuity payments begin, the required minimum distribution amount is generally determined by dividing the entire interest in the account as of December 31 of the preceding year by the applicable distribution period. The entire interest in the account includes the amount of any outstanding rollover, transfer, and recharacterization, if applicable, and the actuarial present value of other benefits provided under the account, such as guaranteed death benefits and any optional living benefit. If annuity payments have begun under an annuity option that satisfies the Tax Code section 401(a)(9) regulations, such payments will generally be viewed as satisfying your required minimum distribution.

50% Excise Tax. If you fail to receive the required minimum distribution for any tax year, a 50% excise tax is imposed on the required amount that was not distributed. In certain circumstances this excise tax may be waived by the IRS.

Roth IRAs. Required minimum distributions are not applicable to Roth IRAs during your lifetime.

Further information regarding required minimum distributions may be found in your contract or certificate.

Required Distributions upon Death (401(a), 401(k), Roth 401(k), 403(b), Roth 403(b), 457(b) and Roth 457(b) Plans)

Different distribution requirements apply after your death, depending upon if you have begun receiving required minimum distributions. Further information regarding required distributions upon death may be found in your contract or certificate.

If your death occurs on or after the date you begin receiving minimum distributions under the contract, distributions generally must be made at least as rapidly as under the method in effect at the time of your death. Very generally, for benefits not being paid as an annuity, this means calculating the minimum distribution using the longer of the beneficiary's remaining life expectancy determined in the year following the year of the owner's death reduced by one for each subsequent year or owner's remaining life expectancy at death, reduced by one for each subsequent year. Tax Code Section 401(a)(9) provides specific rules for calculating the minimum required distributions after your death.

If your death occurs before the date you begin receiving minimum distributions under the contract, your entire balance generally must be distributed by December 31 of the calendar year containing the fifth anniversary of the date of your death. For example, if you die on September 1, 2019, your entire balance must be distributed to the designated beneficiary by December 31, 2024. However, if distributions begin by December 31 of the calendar year following the calendar year of your death, then payments may be made within one of the following timeframes:
- Over the life of the designated beneficiary; or
- Over a period not extending beyond the life expectancy of the designated beneficiary.

Start Dates for Spousal Beneficiaries. If your death occurs before the date you begin receiving required minimum distributions under the contract and the designated beneficiary is your spouse, distributions must generally begin on or before the later of the following:
- December 31 of the calendar year following the calendar year of your death; or
- December 31 of the calendar year in which you would have attained age 70½.

No Designated Beneficiary. If your death occurs before the date you begin receiving required minimum distributions under the contract and there is no designated beneficiary, the entire interest generally must be distributed by the end of the calendar year containing the fifth anniversary of the contract owner's death.

Withholding

Any taxable distributions under the contract are generally subject to withholding. Federal income tax withholding rates vary according to the type of distribution and the recipient's tax status.

401(a), 401(k), Roth 401(k), 403(b), Roth 403(b), 457(b) and Roth 457(b) Plans of Governmental Employers. Generally, eligible rollover distributions from these plans are subject to a mandatory 20% federal income tax withholding. However, mandatory withholding will not be required if you elect a direct rollover of the distributions to an eligible retirement plan or in the case of certain distributions described in the Tax Code.

457(b) Plans of Non-Governmental Employers. All distributions from these plans, except death benefit proceeds, are subject to mandatory federal income tax withholding as wages. Death benefit proceeds are not subject to income tax withholding.

Non-resident Aliens. If you or your designated beneficiary is a non-resident alien, withholding will generally be 30% based on the individual's citizenship, the country of domicile and tax treaty status.

In-Plan Roth Rollovers

Tax Code Section 401(k), 403(b) and governmental 457(b) plans may add a "qualified Roth contribution program," under which employees can forego the current exclusion from gross income for elective deferrals, in exchange for the future exclusion of the distribution of the deferrals and any earnings thereon. That is, participants may elect to make non-excludable contributions to "designated Roth accounts" (instead of making excludable contributions) - and to exclude from gross income (if certain conditions are met) distributions from these accounts (instead of having distributions included in gross income).

If permitted under the plan for which the contract is issued and provided the plan offers an applicable Roth account (a Roth 401(k), Roth 403(b) or Roth 457(b) account), non-Roth amounts may be rolled over into a corresponding Roth account within the same plan. The Tax Code provides that, generally, an in-plan rollover to a Roth account is taxable and includable in gross income in the year the rollover occurs, just as if the amount were distributed and not rolled into a qualified account. Please note that in-plan rollovers into a Roth account are not subject to withholding. Consequently, an individual considering such a transaction may want to increase their tax withholding or make an estimated tax payment in the year of the rollover. Amounts rolled-over into an in-plan Roth account cannot subsequently be converted back into a non-Roth account.

A partial or full distribution of in-plan Roth rollover amounts and earnings credited on those amounts (or of purchase payments made by salary reduction to a Roth account and earnings credited on those purchase payments, as described above) will be excludable from income if it is a qualified distribution as defined in the "Qualified Distributions - Roth 401(k), Roth 403(b) and Roth 457(b)" section above.

In-plan Roth rollovers are not subject to the 10% additional tax on early distributions under Tax Code Section 72(t) that would normally apply to distributions from a 401(k) or 403(b) plan (or from a governmental 457(b) plan to the extent such amounts are attributable to rollovers from a 401(a), 401(k), 403(a) or 403(b) plan). However, a special recapture rule applies when a plan distributes any part of the in-plan Roth rollover within a five-year taxable period, making the distribution subject to the 10% additional tax on early distributions under Tax Code Section 72(t) unless an exception to this tax applies or the distribution is allocable to any nontaxable portion of the in-plan Roth rollover. The five-year taxable period begins January 1 of the year of the in-plan Roth rollover and ends on the last day of the fifth year of the period. This special recapture rule does not apply when the participant rolls over the distribution to another designated Roth account or to a Roth IRA but does apply to a subsequent distribution from the rolled over account or Roth IRA within the five-year taxable period.

Due to administrative complexity, certain in-plan Roth rollovers may not be available through the contract. Additionally, the tax rules associated with Roth accounts and in-plan Roth rollovers can be complex and you should seek tax and/or legal advice regarding your particular situation.

Assignment and Other Transfers

401(a), 401(k), Roth 401(k), 403(b), Roth 403(b), 457(b) and Roth 457(b) Plans. Your beneficial interest in the contract may not be assigned or transferred to persons other than:
* A plan participant as a means to provide benefit payments;
* An alternate payee under a QDRO in accordance with Tax Code Section 414(p);
* The Company as collateral for a loan; or
* The enforcement of a federal income tax lien or levy.

Same-Sex Marriages

The contract provides that upon your death a surviving spouse may have certain continuation rights that he or she may elect to exercise for the contract's death benefit and any joint-life coverage under a living benefit. All contract provisions relating to spousal continuation are available only to a person who meets the definition of "spouse" under federal law. The U.S. Supreme Court has held that same-sex marriages must be permitted under state law and that marriages recognized under state law will be recognized for federal law purposes. Domestic partnerships and civil unions that are not recognized as legal marriages under state law, however, will not be treated as marriages under federal law. Please consult your tax and/or legal adviser for further information about this subject.

Possible Changes in Taxation

Although the likelihood of changes in tax legislation, regulation, rulings and other interpretation thereof is uncertain, there is always the possibility that the tax treatment of the contract could change by legislation or other means. It is also possible that any change could be retroactive (i.e., effective before the date of the change). You should consult a tax and/or legal adviser with respect to legislative developments and their effect on the contract.

Taxation of the Company

We are taxed as a life insurance company under the Tax Code. The separate account is not a separate entity from us. Therefore, it is not taxed separately as a "regulated investment company" but is taxed as part of the Company.

We automatically apply investment income and capital gains attributable to the separate account to increase reserves under the contracts. Because of this, under existing federal tax law we believe that any such income and gains will not be taxed. Because we do not expect that we will incur any federal income tax liability attributable to the separate account we do not intend to make any provision for such taxes. However, changes in the tax laws and/or in their interpretation may result in our being taxed on income or gains attributable to the separate account. In this case, we may impose a charge against a separate account (with respect to some or all of the contracts) to set aside provisions to pay such taxes. We may deduct this amount from the separate account, including from your contract value invested in the subaccounts.

In calculating our corporate income tax liability, we may claim certain corporate income tax benefits associated with the investment company assets, including separate account assets, which are treated as company assets under applicable income tax law. These benefits may reduce our overall corporate income tax liability. Under current law, such benefits include foreign tax credits and corporate dividends received deductions. We do not pass the tax benefits through to the holders of the separate account because (i) the contract owners are not the owners of the assets generating these benefits under applicable income tax law and (ii) we do not currently include company income taxes in the tax charges you pay under the contract. We reserve the right to change these tax practices.

CONTRACT DISTRIBUTION

General

The Company's subsidiary, Voya Financial Partners, LLC, serves as the principal underwriter for the contracts. Voya Financial Partners, LLC, a Delaware limited liability company, is registered as a broker-dealer with the SEC. Voya Financial Partners, LLC is also a member of the FINRA and the Securities Investor Protection Corporation. Voya Financial Partners, LLC's principal office is located at One Orange Way, Windsor, CT 06095-4774.

We sell the contracts through licensed insurance agents who are registered representatives of broker-dealers that have entered into selling agreements with Voya Financial Partners, LLC. We refer to these broker-dealers as "distributors." Voya Financial Advisors, Inc. is a distributor affiliated with the Company that has entered into a selling agreement with Voya Financial Partners, LLC for the sale of our variable annuity contracts.

Registered representatives of distributors who solicit sales of the contracts typically receive a portion of the compensation paid to the distributor in the form of commissions or other compensation, depending upon the agreement between the distributor and the registered representative. This compensation, as well as other incentives or payments, is not paid directly by contract holders or the separate account, but instead is paid by us through Voya Financial Partners, LLC. We intend to recoup this compensation and other sales expenses paid to distributors through fees and charges imposed under the contracts.

Compensation Arrangements. Registered representatives install and service contracts, provide product explanations, and periodically review participants' retirement needs as well as the investment options available under the contract. To permit these representatives to balance the needs of their clients with their own business operations, the Company provides them with a range of commission options to choose from.

Registered Representatives who offer and sell the contracts may be paid a commission. The commissions paid on transferred assets range from 0% to 3%. The commission paid on recurring payments made during the first year of the participant account range from 0% to 7%. After the first year of the participant account, renewal commissions up to 2% may be paid on recurring payments up to the amount of the maximum of prior year's payments, and commissions of up to 3% may be paid on recurring payments in excess of this amount. In addition, the Company may pay up to 2% on transferred assets and an asset-based commission ranging up to 0.50%. Individual representatives may receive all or a portion of compensation paid to their distributor, depending upon the firm's practices. Commissions and annual payments, when combined, could exceed 3% of total premium payments. These other promotional incentives or payments may be limited to contracts offered to certain plans, may not be offered to all distributors, and may be limited only to Voya Financial Advisors Inc. and other distributors affiliated with the Company.

The level of commission paid on a particular contract affects the level of charges under the contract, including the daily asset charge and the applicability of an early withdrawal charge schedule. Because your registered representative may select the level of compensation he or she receives in connection with the sale of the contract, he or she may have a financial incentive to recommend this contract over other contracts. You should discuss with your registered representative the level of compensation he or she will choose in connection with the sale of this contract and how that compensation may compare with compensation available under other products or contracts your registered representative feels may be suitable for you. For more information about the compensation options available to your registered representative and how they impact the daily asset charge under your contract, see the "**Offering and Purchase of Contracts**" section of the SAI.

To the extent permitted by SEC and FINRA rules and other applicable laws and regulations, we may also pay or allow other promotional incentives or payments in the form of cash payments or other compensation to distributors, which may require the registered representative to attain a certain threshold of sales of Company products. These other promotional incentives or payments may not be offered to all distributors, and may be limited only to Voya Financial Advisors Inc. and other distributors affiliated with the Company.

We may also enter into special compensation arrangements with certain distributors based on those firms' aggregate or anticipated sales of the contracts or other criteria. These arrangements may include commission specials, in which additional commissions may be paid in connection with purchase payments received for a limited time period, within the maximum commission rates noted above. These special compensation arrangements will not be offered to all distributors, and the terms of such arrangements may differ among distributors based on various factors. These special compensation arrangements may also be limited only to Voya Financial Advisors Inc. and other distributors affiliated with the Company. Any such compensation payable to a distributor will not result in any additional direct charge to you by us.

Some personnel may receive various types of non-cash compensation as special sales incentives, including trips, and we may also pay for some personnel to attend educational and/or business seminars. Any such compensation will be paid in accordance with SEC and FINRA rules. Employees of the Company or its affiliates (including wholesaling employees) may receive more compensation when funds advised by the Company or its affiliates ("affiliated funds") are selected by a contract holder than when unaffiliated funds are selected. Additionally, management personnel of the Company, and of its affiliated broker-dealers, may receive additional compensation if the overall amount of investments in funds advised by the Company or its affiliates meets certain target levels or increases over time.

Compensation for certain management personnel, including sales management personnel, may be enhanced if management personnel meet or exceed goals for sales of the contracts, or if the overall amount of investments in the contracts and other products issued or advised by the Company or its affiliates increases over time. Certain management personnel may also receive compensation that is a specific percentage of the commissions paid to distributors or of purchase payments received under the contracts, or which may be a flat dollar amount that varies based upon other factors including management's ability to meet or exceed service requirements, sell new contracts or retain existing contracts, or sell additional service features such as a common remitting program.

In addition to direct cash compensation for sales of contracts described above, through Voya Financial Partners, LLC, we may also pay distributors additional compensation or reimbursement of expenses for their efforts in selling contracts to you and other customers. These amounts may include:

- Marketing/distribution allowances that may be based on the percentages of purchase payments received, the aggregate commissions paid and/or the aggregate assets held in relation to certain types of designated insurance products issued by the Company and/or its affiliates during the year;
- Loans or advances of commissions in anticipation of future receipt of purchase payments (a form of lending to registered representatives). These loans may have advantageous terms, such as reduction or elimination of the interest charged on the loan and/or forgiveness of the principal amount of the loan, which may be conditioned on sales;
- Education and training allowances to facilitate our attendance at certain educational and training meetings to provide information and training about our products. We also hold training programs from time to time at our own expense;
- Sponsorship payments or reimbursements for distributors to use in sales contests and/or meetings for their registered representatives who sell our products. We do not hold contests based solely on sales of this product;

- Certain overrides and other benefits that may include cash compensation based on the amount of earned commissions, representative recruiting or other activities that promote the sale of contracts; and
- Additional cash or noncash compensation and reimbursements permissible under existing law. This may include, but is not limited to, cash incentives, merchandise, trips, occasional entertainment, meals and tickets to sporting events, client appreciation events, business and educational enhancement items, payment for travel expenses (including meals and lodging) to pre-approved training and education seminars, and payment for advertising and sales campaigns.

We may pay dealer concessions, wholesaling fees, overrides, bonuses, other allowances and benefits and the costs of all other incentives or training programs from our resources, which include the fees and charges imposed under the contracts.

The following is a list of the top 25 distributors that, during 2018, received the most compensation, in the aggregate, from us in connection with the sale of registered variable annuity contracts issued by the Company, ranked by total dollars received:

- Voya Financial Advisors, Inc.
- Lincoln Investment Planning, Inc.
- LPL Financial Corporation
- Regulus Advisors, LLC
- Morgan Stanley Smith Barney LLC
- Kestra Investment Services, LLC
- Woodbury Financial Services, Inc.
- Cetera Investment Services LLC
- American Portfolios Financial Services, Inc.
- PlanMember Securities Corporation
- NYLIFE Securities LLC
- Securities America, Inc.
- Lincoln Financial Advisors Corporation
- Royal Alliance Associates, Inc.
- Ameriprise Financial Services, Inc.
- GWN Securities Inc.
- SagePoint Financial, Inc.
- Northwestern Mutual Investment Services, Inc.
- First Allied Securities, Inc.
- Lockton Financial Advisors, LLC
- Cadaret, Grant & Co., Inc.
- MMA Securities LLC
- Ameritas Investment Corp.
- IMA Wealth, Inc.
- ProEquities, Inc.

This is a general discussion of the types and levels of compensation paid by us for the sale of our variable annuity contracts. It is important for you to know that the payment of volume or sales-based compensation to a distributor or registered representative, along with the ability of the registered representative to select from various compensation options, may provide that registered representative a financial incentive to promote our contracts and/or services over those of another company, and may also provide a financial incentive to promote one of our contracts over another.

The names of the distributor and the registered representative responsible for your account are stated in your enrollment materials.

Third Party Administrators. Some retirement plans utilize the services of third party administrators (TPAs). In certain situations, the Company may make payments to select TPAs intended to partially reimburse the cost of providing certain services (*e.g.,* takeover related servicing, participant enrollment and education services) of value to the Company. The Company also hosts several TPA conferences each year, which provide a forum for an exchange of ideas in our product initiatives and how well those initiatives are meeting market needs. Attendees may be reimbursed for all or a portion of their attendance costs and may receive meals and entertainment at the conference. Your TPA may informally consult with you and/or your sales professional on the retirement plan provider that would work best with your plan. The payments the Company makes to TPAs may provide your TPA with a financial incentive to recommend working with our Company over other companies whose products may be suitable for you. You may wish to inquire about whether your TPA receives payments from us and take those payments into consideration as part of your purchase decision.

Third Party Compensation Arrangements. Please be aware that:
- The Company may seek to promote itself and the contracts by sponsoring or contributing to events sponsored by various associations, professional organizations and labor organizations;
- The Company may make payments to associations and organizations, including labor organizations, which endorse or otherwise recommend the contracts to their membership. If an endorsement is a factor in your contract purchasing decision, more information on the payment arrangement, if any, is available upon your request; and
- At the direction of the contract holder, we may make payments to the contract holder, its representatives or third party service providers intended to defray or cover the costs of plan or program-related administration.

OTHER TOPICS

Order Processing

In certain circumstances, we may need to correct the pricing associated with an order that has been processed. In such circumstances, we may incur a loss or receive a gain depending upon the price of the fund when the order was executed and the price of the fund when the order is corrected. Losses may be covered from our assets and gains that may result from such order correction will be retained by us as additional compensation associated with order processing.

Anti-Money Laundering

In order to protect against the possible misuse of our products in money laundering or terrorist financing, we have adopted an anti-money laundering program satisfying the requirements of the USA PATRIOT Act and other current anti-money laundering laws. Among other things, this program requires us, our agents and customers to comply with certain procedures and standards that will allow us to verify the identity of the sponsoring organization and that contributions and loan repayments are not derived from improper sources.

Under our anti-money laundering program, we may require customers, and/or beneficiaries to provide sufficient evidence of identification, and we reserve the right to verify any information provided to us by accessing information databases maintained internally or by outside firms.

We may also refuse to accept certain forms of payments or loan repayments (traveler's cheques, cashier's checks, bank drafts, bank checks and treasurer's checks, for example) or restrict the amount of certain forms of payments or loan repayments (money orders totaling more than $5,000, for example). In addition, we may require information as to why a particular form of payment was used (third party checks, for example) and the source of the funds of such payment in order to determine whether or not we will accept it. Use of an unacceptable form of payment may result in us returning the payment to you.

Applicable laws designed to prevent terrorist financing and money laundering might, in certain circumstances, require us to block certain transactions until authorization is received from the appropriate regulator. We may also be required to provide additional information about you and your contract to government regulators.

Our anti-money laundering program is subject to change without notice to take account of changes in applicable laws or regulations and our ongoing assessment of our exposure to illegal activity.

Unclaimed Property

Every state has some form of unclaimed property laws that impose varying legal and practical obligations on insurers and, indirectly, on contract owners, insureds, beneficiaries and other payees of proceeds. Unclaimed property laws generally provide for escheatment to the state of unclaimed proceeds under various circumstances.

Contract owners are urged to keep their own, as well as their beneficiaries' and other payees', information up to date, including full names, postal and electronic media addresses, telephone numbers, dates of birth, and Social Security numbers. Such updates should be communicated to Customer Service in writing at the address referenced under "**CONTRACT OVERVIEW – Questions: Contacting the Company**" or by calling 1-800-584-6001.

Cyber Security

Like others in our industry, we are subject to operational and information security risks resulting from "cyber-attacks", "hacking" or similar illegal or unauthorized intrusions into computer systems and networks. These risks include, among other things, the theft, misuse, corruption and destruction of data maintained online or digitally, denial of service attacks on websites and other operational disruption and unauthorized release of confidential customer information. Although we seek to limit our vulnerability to such risks through technological and other means and we rely on industry standard commercial technologies to maintain the security of our information systems, it is not possible to anticipate or prevent all potential forms of cyber-attack or to guarantee our ability to fully defend against all such attacks. In addition, due to the sensitive nature of much of the financial and similar personal information we maintain, we may be at particular risk for targeting.

Cyber-attacks affecting us, any third party administrator, the underlying funds, intermediaries and other affiliated or third-party service providers may adversely affect us and your account value. For instance, cyber-attacks may interfere with our processing of contract transactions, including the processing of orders from our website or with the underlying funds, impact our ability to calculate AUVs, cause the release and possible destruction of confidential customer or business information, impede order processing, subject us and/or our service providers and intermediaries to regulatory fines and financial losses and/or cause reputational damage. Cyber security risks may also affect the issuers of securities in which the underlying funds invest, which may cause the funds underlying your contract to lose value.   There can be no assurance that we or the underlying funds or our service providers will avoid losses affecting your contract that result from cyber-attacks or information security breaches in the future.

Contract Modification

We may change the contract as required by federal or state law by notifying the contract holder at least 30 calendar days before the change becomes effective. In addition, the contract may be changed at any time, except for a reduction in the minimum guaranteed interest rate for the Fixed Plus Account II, by written mutual agreement between the contract holder and the Company. We may, upon 60 days' written notice to the contract holder, make unilateral changes to certain provisions of the contracts that would apply only to individuals who became participants under the contract after the effective date of such changes. If a contract holder indicates that it does not agree to a change by providing notice to us that we receive at least 30 calendar days before the date the change becomes effective, we reserve the right to refuse to establish new accounts under the contract and to discontinue accepting payments to existing accounts.

In addition, we reserve the right, without contract holder consent, to change the tables for determining the amount of income phase payments or the income phase payment options available. Any such change will not take effect until at least 12 months after the contract effective date or until at least 12 months after any previous change. Such a change would not apply to accounts established before the date the change becomes effective.

We reserve the right to amend the contract to include any future changes required to maintain the contract as a designated Roth 401(k) and/or Roth 403(b) annuity contract (or Roth 401(k) and/or Roth 403(b) account) under the Tax Code, regulations, IRS rulings and requirements.

Legal Proceedings

We are not aware of any pending legal proceedings that are likely to have a material adverse effect upon the Company's ability to meet its obligations under the contract, Voya Financial Partners, LLC ability to distribute the contract or upon the separate account.

- **Litigation.** Notwithstanding the foregoing, the Company and/or Voya Financial Partners, LLC, is a defendant in a number of litigation matters arising from the conduct of its business, both in the ordinary course and otherwise. In some of these matters, claimants seek to recover very large or indeterminate amounts, including compensatory, punitive, treble and exemplary damages. Certain claims are asserted as class actions. Modern pleading practice in the U.S. permits considerable variation in the assertion of monetary damages and other relief. The variability in pleading requirements and past experience demonstrates that the monetary and other relief that may be requested in a lawsuit or claim oftentimes bears little relevance to the merits or potential value of a claim.

- **Regulatory Matters.** As with other financial services companies, the Company and its affiliates, including Voya Financial Partners, LLC, periodically receive informal and formal requests for information from various state and federal governmental agencies and self-regulatory organizations in connection with inquiries and investigations of the products and practices of the Company or the financial services industry. It is the practice of the Company to cooperate fully in these matters. Regulatory investigations, exams, inquiries and audits could result in regulatory action against the Company or subject the Company to settlement payments, fines, penalties and other financial consequences, as well as changes to the Company's policies and procedures.

The outcome of a litigation or regulatory matter and the amount or range of potential loss is difficult to forecast and estimating potential losses requires significant management judgment. It is not possible to predict the ultimate outcome for all pending litigation and regulatory matters and given the large and indeterminate amounts sought and the inherent unpredictability of such matters, it is possible that an adverse outcome in certain litigation or regulatory matters could, from time to time, have a material adverse effect upon the Company's results of operations or cash flows in a particular quarterly or annual period.

Payment Delay or Suspension

We reserve the right to suspend or postpone the date of any payment of benefits or values under the following circumstances:
- On any valuation date when the NYSE is closed (except customary weekend and holiday closings), or when trading on the NYSE is restricted;
- When an emergency exists as determined by the SEC so that disposal of securities held in the subaccounts is not reasonably practicable or it is not reasonably practicable for us fairly to determine the value of the subaccount's assets; or
- During any other periods the SEC may by order permit for the protection of investors.

The conditions under which restricted trading or an emergency exists shall be determined by the rules and regulations of the SEC.

Payment of benefits or values may also be delayed or suspended as required by court order or any regulatory action.

Transfer of Ownership; Assignment

An assignment of a contract will only be binding on us if it is made in writing and sent to the address referenced under "**CONTRACT OVERVIEW - Questions: Contacting the Company**." We will use reasonable procedures to confirm that the assignment is authentic, including verification of signature. If we fail to follow our own procedures, we will be liable for any losses to you directly resulting from the failure. Otherwise, we are not responsible for the validity of any assignment. The rights of the contract holder and the interest of the annuitant and any beneficiary will be subject to the rights of any assignee we have on our records.

Account Termination

Where allowed by state law, we reserve the right to terminate an individual account if the account value is less than $10,000, this value is not due to negative investment performance, and no purchase payments have been received within the previous 12 months. We will notify you or the contract holder 90 days prior to terminating the account. If we exercise this right we will not deduct an early withdrawal charge.

Intent to Confirm Quarterly

We will provide confirmation of scheduled transactions quarterly rather than immediately to the participant.

CONTENTS OF THE STATEMENT OF ADDITIONAL INFORMATION

The SAI contains more specific information on the separate account and the contract, as well as the financial statements of the separate account and the Company. A list of the contents of the SAI is set forth below:

You may request an SAI by calling us at the number referenced under "**CONTRACT OVERVIEW - Questions: Contacting the Company**."

APPENDIX I
FIXED PLUS ACCOUNT II

The Fixed Plus Account II is an investment option that may be available during the accumulation phase.

Amounts allocated to the Fixed Plus Account II are held in the Company's general account which supports insurance and annuity obligations.

> Additional information about this option may be found in the contract.

General Disclosure. Interests in the Fixed Plus Account II have not been registered with the SEC in reliance upon exemptions under the Securities Act of 1933, as amended. Disclosure in this prospectus regarding the Fixed Plus Account II may be subject to certain generally applicable provisions of the federal securities laws relating to the accuracy and completeness of the statements. Disclosure in this appendix regarding the Fixed Plus Account II has not been reviewed by the SEC.

Certain Restrictions. We reserve the right to limit investment in or transfers to the Fixed Plus Account II. If we waive these transfer limits, we reserve the right to reinstate these limits without notice. You may not elect certain withdrawal options, including the systematic distribution option, if you have requested a Fixed Plus Account II transfer or withdrawal in the prior 12-month period. Under certain emergency conditions, we may defer payment of a withdrawal from the Fixed Plus Account II for a period of up to six months or as provided by state or federal law.

Interest Rates. The Fixed Plus Account II guarantees that amounts allocated to this option will earn the minimum interest rate specified in the contract. We may credit interest at a current rate that may be higher than the guaranteed minimum interest rate and the current rate may be changed at any time, except that we will not apply a decrease to the current rate following a rate change initiated solely by us prior to the last day of the three-month period measured from the first day of the month in which such change was effective. Among other factors, the safety of the interest rate guarantees depends upon the claims-paying ability of the Company. Amounts applied to the Fixed Plus Account II will earn the interest rate in effect at the time money is applied. Amounts in the Fixed Plus Account II will reflect a compound interest rate as credited by us. The rate we quote is an annual effective yield.

Our determination of credited interest rates reflects a number of factors, which may include mortality, expense and administrative risks, interest rate guarantees, the investment income earned on invested assets and the amortization of any capital gains and/or losses realized on the sale of invested assets. In the event that the transferred asset benefit option has been selected, the credited interest rate will be reduced in an amount not to exceed 1.00% (0.50% for contracts issued prior to September 27, 2010, or upon state regulatory approval of the maximum 1.00% charge, whichever is later), for a period not to exceed seven years. This decrease in the credited interest rate will apply to all participants under the contract regardless of whether they receive the benefit of the TAB. For example, if your participation in the contract begins after the TAB is allocated to the contract, you will be subject to the decrease in the interest credited rate even though you did not receive any of the TAB. We assume the risk of investment gain or loss by guaranteeing the amounts you allocate to this option and promising a minimum interest rate and income phase payment.

Requests for Partial Withdrawals. The contract holder or you, if permitted by the plan, may take up to 20% of the Fixed Plus Account II value as a partial withdrawal in each 12-month period. We determine the amount eligible for partial withdrawal as of the date we receive a request for partial withdrawal in good order at the address referenced under "**CONTRACT OVERVIEW - Questions: Contacting the Company**." The amount allowed for partial withdrawal is reduced by any Fixed Plus Account II withdrawals, transfers, loans or amounts applied to income phase payment options made in the prior 12 months. In calculating the 20% limit, we reserve the right to include payments made due to the election of a systematic distribution option.

Waiver of Partial Withdrawal Limits. We waive the 20% limit if the partial withdrawal is due to the election of an income phase payment option. We also waive the 20% limit for withdrawals due to your death before income phase payments begin. The waiver upon death may only be exercised once and must occur within six months after your date of death.

Additionally, we may allow other waivers of the percentage limit on partial withdrawals to participants in certain plans. You can determine what additional waivers, if any, apply to you by referring to the contract or certificate.

Requests for Full Withdrawals. If the contract holder or you, if allowed by the plan, request a full withdrawal of your account value, we will pay any amounts held in the Fixed Plus Account II, with interest, in five annual payments equal to:
- One-fifth of the Fixed Plus Account II value on the day the request is received in good order, reduced by any Fixed Plus Account II withdrawals, transfers or amounts used to fund income phase payments or loans made during the prior 12 months;
- One-fourth of the remaining Fixed Plus Account II value 12 months later;
- One-third of the remaining Fixed Plus Account II value 12 months later;
- One-half of the remaining Fixed Plus Account II value 12 months later; and
- The balance of the Fixed Plus Account II value 12 months later.

Once a request is received for a full withdrawal, no further withdrawals, loans, or transfers will be permitted from the Fixed Plus Account II. Your request may be cancelled at any time before the end of the five-year period. If any contributions are received to your account at any time during the five-year payment period, the full withdrawal will be cancelled and your Fixed Plus Account installment payments will cease. If your full withdrawal is cancelled (either by your request or due to receipt of a contribution to your account), a new five-year payment period will begin upon any future full withdrawal from the Fixed Plus Account II.

Waiver of Full Withdrawal Provisions. We will waive the Fixed Plus Account II five-installment payout for full withdrawals made due to one or more of the following:
- Due to your death during the accumulation phase if the amount is paid within six months of your death;
- Due to the election of a lifetime income phase payment option or a nonlifetime income phase payment option on a fixed basis;
- When the Fixed Plus Account II value is $2,000 or less (or, if applicable, as otherwise allowed by the plan for a lump-sum cash-out without participant consent) and no withdrawals, transfers, loans or elections of income phase payment options have been made from the account within the prior 12 months;
- Due to financial hardship (or unforeseeable emergency) as defined by the Tax Code and regulations thereunder, if all of the following conditions are met:
  - ▷ If applicable, the hardship is certified by the employer;
  - ▷ The amount is paid directly to you; and
  - ▷ The amount paid for all withdrawals due to hardship during the previous 12-month period does not exceed 20% of the average value of your account(s) and all other accounts under the relevant contract during that same period;
- Due to your separation from service with the employer, provided that all the following apply:
  - ▷ The withdrawal is due to your separation from service with your employer. Although the Tax Code permits distributions upon a participant's severance from employment, the contracts do not provide for a waiver of the Fixed Plus Account II full withdrawal provision unless the severance from employment would otherwise have qualified as a separation from service under prior IRS guidance;
  - ▷ Separation from service is documented in a form acceptable to us;
  - ▷ The amount withdrawn is paid directly to you; and
  - ▷ The amount paid for all partial and full withdrawals due to separation from service during the previous 12-month period does not exceed 20% of the average value of all your account(s) and all other accounts under the relevant contract during that same period.

Additionally, we may allow other waivers of the five installment payout for full withdrawals to participants in certain plans. You can determine what additional waivers, if any, apply to you by referring to the contract or certificate.

Charges. We do not make deductions from amounts in the Fixed Plus Account II to cover mortality, expense or administrative risks. We consider these risks when determining the credited rate.

Transfers. The contract holder or you, if allowed by the plan, may transfer 20% of your account value held in the Fixed Plus Account II in each rolling 12-month period. We determine the amount eligible for transfer on the day we receive a transfer request in good order at the address referenced under "**CONTRACT OVERVIEW - Questions: Contacting the Company**." We will reduce amounts allowed for transfer by any Fixed Plus Account II withdrawals, transfers, loans or amounts applied to income phase payment options during the prior 12 months. We also reserve the right to include payments made due to the election of any of the systematic distribution options. We will waive the percentage limit on transfers when the value in the Fixed Plus Account II is less than or equal to $2,000. We may also waive the percentage limit on transfers depending upon the investment options selected by the contract holder.

If you transfer 20% of your account value held in the Fixed Plus Account II in each of four consecutive 12-month periods, you may transfer the remaining balance in the succeeding 12-month period provided you do not allocate any amount to or transfer any other amount from the Fixed Plus Account II during the five-year period. The 20% amount available to transfer under this provision will be reduced by any amount transferred, taken as a loan or applied to income phase payment options within the 12-month period preceding the first 20% transfer. Also, we may reduce it for payments we made from your Fixed Plus Account II value under any systematic distribution option.

Contract Loans. If permitted under the plan, loans may be made from account values held in the Fixed Plus Account II. See the loan agreement for a description of the amount available and possible consequences upon loan default if Fixed Plus Account II values are used for a loan.

APPENDIX II
GUARANTEED ACCUMULATION ACCOUNT

The Guaranteed Accumulation Account (the "GAA") is a fixed interest option that may be available during the accumulation phase. Amounts applied to the GAA will be held in a nonunitized separate account within the Company's general account. This Appendix is only a summary of certain facts about the GAA and does not include elements of the GAA that do not apply to the contracts offered through this prospectus. Please read the GAA prospectus before investing in this option. You may obtain a copy of the GAA prospectus by contacting us at the address or telephone number referenced under "**CONTRACT OVERVIEW - Questions: Contacting the Company**." The Guaranteed Accumulation Account may not be available in all contracts or states, and if permitted under the contract we may close or restrict the Guaranteed Accumulation Account to current or future investment.

In General. Amounts that you invest in the GAA will earn a guaranteed interest rate if amounts are left in the GAA for the specified period of time. If you withdraw or transfer those amounts before the specified period of time has elapsed, we may apply a "market value adjustment," which may be positive or negative.

When you decide to invest money in the GAA, you will want to contact your local representative or the Company to learn:
*   The interest rate we will apply to the amounts that you invest in the GAA. We change this rate periodically, so be certain that you know what rate we guarantee on the day your account dollars are invested into the GAA; and
*   The period of time your account dollars need to remain in the GAA in order to earn that rate. You are required to leave your account dollars in the GAA for a specified period of time (guaranteed term), in order to earn the guaranteed interest rate.

Deposit Periods. A deposit period is the time during which we offer a specific interest rate if you deposit dollars for a certain guaranteed term. For a particular interest rate and guaranteed term to apply to your account dollars, you must invest them during the deposit period during which that rate and term are offered.

Interest Rates. We guarantee different interest rates, depending upon when account dollars are invested in the GAA. The interest rate we guarantee is an annual effective yield; that means that the rate reflects a full year's interest. We credit interest daily at a rate that will provide the guaranteed annual effective yield over one year. The guaranteed interest rate will never be less than the rate stated in the contract.

Our guaranteed interest rates are influenced by, but do not necessarily correspond with interest rates available on fixed income investments we may buy using deposits directed to the GAA. We consider other factors when determining guaranteed interest rates including regulatory and tax requirements, sales commissions and administrative expenses borne by the Company, general economic trends and competitive factors. **We make the final determination regarding guaranteed interest rates. We cannot predict the level of future guaranteed interest rates.**

Fees and Other Deductions. If all or a portion of your account value in the GAA is withdrawn, you may incur the following:
*   Market Value Adjustment ("MVA") - as described in this Appendix and in the GAA prospectus;
*   Tax Penalties and/or Tax withholding - see "**FEDERAL TAX CONSIDERATIONS**";
*   Early Withdrawal Charge - see "**FEES**"; and/or
*   Maintenance Fee - see "**FEES**."

We do not make deductions from amounts in the GAA to cover mortality and expense risks. Rather, we consider these risks when determining the credited rate.

Market Value Adjustment. If you withdraw or transfer your account value from the GAA before the guaranteed term is completed, an MVA may apply. The MVA reflects the change in the value of the investment due to changes in interest rates since the date of deposit. The MVA may be positive or negative.

- If interest rates at the time of withdrawal have increased since the date of deposit, the value of the investment decreases and the MVA will be negative. This could result in your receiving less than the amount you paid into the GAA; and
- If interest rates at the time of withdrawal have decreased since the date of deposit, the value of the investment increases and the MVA will be positive.

Under some contracts issued in New York, if you have elected ECO as described in "**SYSTEMATIC DISTRIBUTION OPTIONS**," no MVA applies to amounts withdrawn from the GAA.

Guaranteed Terms. The guaranteed term is the period of time account dollars must be left in the GAA in order to earn the interest rate specified for that guaranteed term. We offer different guaranteed terms at different times. Check with your sales representative or us at the address referenced under "**CONTRACT OVERVIEW – Questions: Contacting the Company**" to learn the details about the guaranteed term(s) currently being offered.

In general we offer the following guaranteed terms:

- Short-term-three years or less; and
- Long-term-ten years or less, but greater than three years.

At the end of a guaranteed term, the contract holder or you if permitted may:

- Transfer dollars to a new guaranteed term, if available;
- Transfer dollars to other available investment options; or
- Withdraw dollars.

Deductions may apply to withdrawals. **See "Fees and Other Deductions" in this Appendix.**

Transfer of Account Dollars. Generally, account dollars invested in the GAA may be transferred among guaranteed terms offered through the GAA, and/or to other investment options offered through the contract. However, transfers may not be made during the deposit period in which your account dollars are invested in the GAA or for 90 days after the close of that deposit period. We will apply an MVA to transfers made before the end of a guaranteed term.

Income Phase. The GAA cannot be used as an investment option during the income phase. The contract holder or you, if permitted, may notify us at least 30 days in advance to elect a variable payment option and to transfer your GAA dollars to any of the subaccounts available during the income phase.

Loans. You cannot take a loan from your account value in the GAA. However, we include your account value in the GAA when determining the amount of your account value we may distribute as a loan.

Reinstating Amounts Withdrawn from the GAA. If amounts are withdrawn from the GAA and then reinstated in the GAA, we will apply the reinstated amount to the current deposit period. The guaranteed annual interest rate, and guaranteed terms available on the date of reinstatement will apply. Amounts will be reinstated proportionately in the same way as they were allocated before withdrawal.

Your account value will not be credited for any negative MVA that was deducted at the time of withdrawal.

*The Company has filed a registration statement (including a prospectus) with the SEC for the offering to which this Appendix relates. Before you invest, you should read the prospectus in that registration statement and other documents the Company has filed with the SEC for more complete information about the Company and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at http://www.sec.gov. Alternatively, the Company will arrange to send you the prospectus if you request it by contacting us at the address and telephone number referenced under "**CONTRACT OVERVIEW – Questions: Contacting the Company**." The number assigned to the registration statement for this offering is 333-230711.*

APPENDIX III
PARTICIPANT APPOINTMENT OF EMPLOYER AS AGENT
UNDER AN ANNUITY CONTRACT

For Plans under Sections 403(b) or 401(a)/(k) of the Tax Code (Except Voluntary Section 403(b) Plans) (including Roth 403(b) and Roth 401(k) Plans)*

The employer has adopted a plan under Tax Code Sections 403(b) (including Roth 403(b)), 401(a)/(k) (including Roth 401(k)) ("Plan") and has purchased a Voya Retirement Insurance and Annuity Company (the "Company") group variable annuity contract ("Contract") as the funding vehicle. Contributions under this Plan will be made by the participant through salary reduction to an employee account and by the employer to an employer account.

By electing to participate in the employer's Plan, the participant voluntarily appoints the employer, who is the Contract Holder, as the participant's agent for the purposes of all transactions under the Contract in accordance with the terms of the Plan. The Company is not a party to the Plan and does not interpret the Plan provisions.

As a participant in the Plan, the participant understands and agrees to the following terms and conditions:
- The participant owns the value of his/her employee account subject to the restrictions of Tax Code Sections 403(b), 401(a)/(k) and the terms of the Plan. Subject to the terms of the vesting schedule in the Plan and the restrictions of Tax Code Sections 403(b), 401(a)/(k), the participant has ownership in the value of his/her employer account;
- The Company will process transactions only with the employer's written direction to the Company. The participant will be bound by the employer's interpretation of the Plan provisions and its written direction to the Company;
- The employer may permit the participant to make investment selections under the employee account and/or the employer account directly with the Company under the terms of the Contract. Without the employer's written permission, the participant will be unable to make any investment selections under the Contract;
- On behalf of the participant, the employer may request a loan in accordance with the terms of the Contract and the provisions of the Plan. The Company will make payment of the loan amount directly to the participant. The participant will be responsible for making repayments directly to the Company in a timely manner; and
- In the event of the participant's death, the employer is the named beneficiary under the terms of the Contract. The participant has the right to name a personal beneficiary as determined under the terms of the Plan and file that beneficiary election with the employer. It is the employer's responsibility to direct the Company to properly pay any death benefits.

---

* Under most group contracts issued through a voluntary 403(b) or Roth 403(b) plan and under individual contracts, you generally hold all rights under the contract and may make elections for your accounts. However, pursuant to Treasury Department regulations that were generally effective on January 1, 2009, the exercise of certain of these rights may require the consent and approval of the plan sponsor or its delegate. **See "FEDERAL TAX CONSIDERATIONS - Distributions – Eligibility – 403(b) and Roth 403(b) Plans."** See the contract or your certificate (if applicable) to determine who holds rights under the contract.

APPENDIX IV
FUND DESCRIPTIONS

Certain funds offered under the contracts have limited availability as follows:

- Lazard Emerging Markets Equity Portfolio (Open Shares) is only available to plans offering the portfolio prior to July 19, 2010.
- Dodge & Cox International Stock Fund is only available to plans offering the fund prior to January 16, 2015.
- Lord Abbett Developing Growth Fund (Class A) is only available to plans offering the fund prior to January 15, 2012.
- Lord Abbett Core Fixed Income Fund (Class A) and Lord Abbett Fundamental Equity Fund (Class A) are only available to plans that were offering these funds prior to December 31, 2015.
- Lord Abbett Mid Cap Stock Fund (Class A) and Lord Abbett Small-Cap Value Fund (Class A) are only available to plans offering these funds prior to September 1, 2005.
- Oppenheimer Developing Markets Fund (Class A) is only available to plans offering the fund prior to April 12, 2013.
- T. Rowe Price Mid-Cap Value Fund (R Class) is only available to plans offering the fund prior to February 25, 2005.
- The Victory Sycamore Established Value Fund is closed to new investors. The fund will continue to be available for investment by existing investors and through retirement plans that currently offer the fund.
- The Voya Growth and Income Portfolio (Class I) is available only to those contracts that were offering the ING Opportunistic LargeCap Portfolio (Class I) as of the August 20, 2010.
- The Voya Growth and Income Portfolio (Class S) is available only to those contracts that were offering the ING Growth and Income Portfolio II (Class S) as of August 7, 2009.
- The Voya Large Cap Growth Portfolio (Class I) is available only to those contracts that were offering the ING Lord Abbett Growth and Income Portfolio (Class I) and the ING Pioneer Equity Income Portfolio (Class I) prior to January 21, 2011. Class S shares remain available for investment under the contract.
- The Voya Large Cap Value Portfolio (Class I) is available only to those contracts that were offering the ING Pioneer Equity Income Portfolio (Class I) and/or the Pioneer Mid Cap Value VCT Portfolio (Class I) prior to July 27, 2007. Class S shares remain available for investment under the contract.
- The VY® JPMorgan Mid Cap Value Portfolio is only available to plans offering the fund prior to February 7, 2014.
- The VY® T. Rowe Price Diversified Mid Cap Growth Portfolio (Class I) are available only to plans that were offering I Class prior to November 3, 2005. Class S shares remain available for investment under the contract.
- The VY® Templeton Global Growth Portfolio (Class I) is available only to those contracts that were offering the Templeton Growth Fund, Inc. (Class A) prior to July 27, 2007. Class S shares remain available for investment under the contract.

The investment results of the mutual funds ("funds") are likely to differ significantly and there is no assurance that any of the funds will achieve their respective investment objectives. You should consider the investment objectives, risks and charges, and expenses of the funds carefully before investing. Please refer to the fund prospectuses for additional information. Shares of the funds will rise and fall in value and you could lose money by investing in the funds. Shares of the funds are not bank deposits and are not guaranteed, endorsed or insured by any financial institution, the FDIC or any other government agency. Fund prospectuses may be obtained free of charge at the address and telephone number referenced under "CONTRACT OVERVIEW - Questions," by accessing the SEC's web site or by contacting the SEC Public Reference Branch. If you have received a summary prospectus for any of the funds available through your contract, you may obtain a full prospectus and other fund information free of charge by either accessing the internet address, calling the telephone number or sending an email request to the email address shown on the front of the fund's summary prospectus.

Certain funds offered under the contracts have investment objectives and policies similar to other funds managed by the fund's investment adviser. The investment results of a fund may be higher or lower than those of other funds managed by the same adviser. There is no assurance and no representation is made that the investment results of any fund will be comparable to those of another fund managed by the same investment adviser.

For the share class of each fund offered through your contract, please see the cover page.

Fund Name and Investment Adviser/Subadviser	Investment Objective(s)
AB Relative Value Fund **Investment Adviser:** AllianceBernstein L.P.	Seeks long-term growth of capital.
Alger Capital Appreciation Fund **Investment Adviser:** Fred Alger Management, Inc.	Seeks long-term capital appreciation.
Alger Responsible Investing Fund **Investment Adviser:** Fred Alger Management, Inc.	Seeks long-term capital appreciation.
AllianzGI NFJ Dividend Value Fund **Investment Adviser:** Allianz Global Investors Fund Management LLC **Subadviser:** NFJ Investment Group LLC ("NFJ")	Seeks long-term growth of capital and income.
AllianzGI NFJ Small-Cap Value Fund **Investment Adviser:** Allianz Global Investors Fund Management LLC **Subadviser:** NFJ Investment Group LLC ("NFJ")	Seeks long-term growth of capital and income.
Amana Growth Fund **Investment Adviser:** Saturna Capital Corporation	Seeks long-term capital growth, consistent with Islamic principles.
Amana Income Fund **Investment Adviser:** Saturna Capital Corporation	Seeks current income and preservation of capital, consistent with Islamic principles. Current income is the Fund's primary objective.
American Century Investments® Inflation-Adjusted Bond Fund **Investment Adviser:** American Century Investment Management, Inc.	Seeks to provide total return and inflation protection consistent with investment in inflation-indexed securities.
American Funds® - American Balanced Fund® **Investment Adviser:** Capital Research and Management Company^{SM}	Seeks to provide (1) conservation of capital, (2) current income and (3) long-term growth of capital and income.
American Funds® - Capital World Growth and Income Fund® **Investment Adviser:** Capital Research and Management Company^{SM}	Seeks to provide long-term growth of capital while providing current income.
American Funds® - EuroPacific Growth Fund® **Investment Adviser:** Capital Research and Management Company^{SM}	Seeks to provide long-term growth of capital.
American Funds® - Fundamental Investors® **Investment Adviser:** Capital Research and Management Company^{SM}	Seeks to achieve long-term growth of capital and income.
American Funds® - New Perspective Fund® **Investment Adviser:** Capital Research and Management Company^{SM}	Seeks to provide long-term growth of capital. Future income is a secondary objective.

Fund Name and Investment Adviser/Subadviser	Investment Objective(s)
American Funds® - The Growth Fund of America® **Investment Adviser:** Capital Research and Management Company^{SM}	Seeks to provide growth of capital.
American Funds® - The Income Fund of America® **Investment Adviser:** Capital Research and Management Company^{SM}	Seeks to provide current income while secondarily striving for capital growth.
American Funds® - Washington Mutual Investors Fund^{SM} **Investment Adviser:** Capital Research and Management Company^{SM}	Seeks to produce income and to provide an opportunity for growth of principal consistent with sound common stock investing.
Ariel Appreciation Fund **Investment Adviser:** Ariel Investments, LLC	Seeks long-term capital appreciation.
Ariel Fund **Investment Adviser:** Ariel Investments, LLC	Seeks long-term capital appreciation.
Artisan International Fund **Investment Adviser:** Artisan Partners Limited Partnership	Seeks maximum long-term capital growth.
BlackRock Equity Dividend Fund **Investment Adviser:** BlackRock Advisors, LLC	Seeks long-term total return and current income.
BlackRock Mid Cap Dividend Fund **Investment Adviser:** BlackRock Advisors, LLC	Seeks capital appreciation and, secondarily, income by investing in securities, primarily equity securities that Fund management believes are undervalued and therefore represent an investment value.
Columbia Acorn® Fund **Investment Adviser:** Columbia Wanger Asset Management, LLC	Seeks long-term capital appreciation.
Columbia High Yield Bond Fund **Investment Adviser:** Columbia Management Investment Advisers, LLC	Seeks to provide shareholders with high level of current income as its primary objective and, as its secondary objective, capital growth.
Columbia Large Cap Value Fund **Investment Adviser:** Columbia Management Investment Advisers, LLC	Seeks to provide shareholders with a high level of current income and as a secondary objective, steady growth of capital.
Columbia Select Mid Cap Value Fund **Investment Adviser:** Columbia Management Investment Advisers, LLC	Seeks long-term capital appreciation.
CRM Mid Cap Value Fund **Investment Adviser:** Cramer Rosenthal McGlynn, LLC	Seeks long-term capital appreciation.
Dodge & Cox International Stock Fund **Investment Adviser:** Dodge & Cox	Seeks long-term growth of principal and income.
Dodge & Cox Stock Fund **Investment Adviser:** Dodge & Cox	Seeks long-term growth of principal and income. A secondary objective is to achieve a reasonable current income.

Fund Name and Investment Adviser/Subadviser	Investment Objective(s)
Eaton Vance Large-Cap Value Fund* **Investment Adviser:** Boston Management and Research (BMR), a subsidiary of Eaton Vance Management** ** This fund invests all of its investable assets in interests in Large-Cap Value Portfolio, which has the same investment objective and policies as the fund.* *** Investment adviser to the Large-Cap Value Portfolio*	Seeks total return.
Fidelity Advisor® New Insights Fund **Investment Adviser:** Fidelity Management & Research Company **Subadvisers:** FMR Co., Inc. and other investment advisers	Seeks capital appreciation.
Fidelity® VIP Contrafund℠ Portfolio **Investment Adviser:** Fidelity Management & Research Company **Subadvisers:** FMR Co., Inc. and other investment advisers	Seeks long-term capital appreciation.
Fidelity® VIP Equity-Income Portfolio **Investment Adviser:** Fidelity Management & Research Company **Subadvisers:** FMR Co., Inc. and other investment advisers	Seeks reasonable income. Also considers the potential for capital appreciation. Seeks to achieve a yield which exceeds the composite yield on the securities comprising the S&P 500® Index.
Fidelity® VIP Growth Portfolio **Investment Adviser:** Fidelity Management & Research Company **Subadvisers:** FMR Co., Inc. and other investment advisers	Seeks to achieve capital appreciation.
Franklin Mutual Global Discovery Fund **Investment Adviser:** Franklin Mutual Advisers, LLC	Seeks capital appreciation.
Franklin Small Cap Value VIP Fund **Investment Adviser:** Franklin Mutual Advisers, LLC	Seeks long-term total return. Under normal market conditions, the fund invests at least 80% of its net assets in investments of small-capitalization companies.
Franklin Small-Mid Cap Growth Fund **Investment Adviser:** Franklin Advisers, Inc.	Seeks long-term capital growth.
Invesco Endeavor Fund **Investment Adviser:** Invesco Advisers, Inc. **Subadviser:** Invesco Canada, Ltd.	Seeks long-term growth of capital.
Invesco Health Care Fund **Investment Adviser:** Invesco Advisers, Inc.	Seeks long-term growth of capital.

Fund Name and Investment Adviser/Subadviser	Investment Objective(s)
Invesco Mid Cap Core Equity Fund **Investment Adviser:** Invesco Advisers, Inc.	Seeks long-term growth of capital.
Invesco Small Cap Value Fund **Investment Adviser:** Invesco Advisers, Inc.	Seeks long-term growth of capital.
Lazard Emerging Markets Equity Portfolio **Investment Adviser:** Lazard Asset Management LLC	Seeks long-term capital appreciation.
Lord Abbett Core Fixed Income Fund **Investment Adviser:** Lord, Abbett & Co. LLC	Seeks to deliver current income and the opportunity for capital appreciation by investing primarily in U.S. investment grade corporate, government, and mortgage- and asset-backed securities.
Lord Abbett Developing Growth Fund **Investment Adviser:** Lord, Abbett & Co. LLC	Seeks to deliver long-term growth of capital by investing primarily in stocks of small U.S. companies.
Lord Abbett Fundamental Equity Fund **Investment Adviser:** Lord, Abbett & Co. LLC	Seeks to deliver long-term growth of capital by investing primarily in stocks of U.S. companies.
Lord Abbett Mid Cap Stock Fund **Investment Adviser:** Lord, Abbett & Co. LLC	Seeks to identify undervalued and misunderstood companies with catalysts to realize operational and financial improvements.
Lord Abbett Small-Cap Value Fund **Investment Adviser:** Lord, Abbett & Co. LLC	Seeks to deliver long-term growth of capital by investing primarily in stocks of small U.S. companies.
Mainstay Large Cap Growth Fund **Investment Adviser:** New York Life Investment Management LLC **Subadviser:** Winslow Capital Management, Inc.	Seeks long-term growth of capital.
Massachusetts Investors Growth Stock Fund **Investment Adviser:** Massachusetts Financial Services Company	Seeks capital appreciation.
Neuberger Berman Genesis Fund® **Investment Adviser:** Neuberger Berman Investment Advisers LLC	Seeks growth of capital.
Neuberger Berman Sustainable Equity Fund **Investment Adviser:** Neuberger Berman Investment Advisers LLC	Seeks long-term growth of capital by investing primarily in securities of companies that meet the Fund's environmental, social and governance (ESG) criteria.
Oppenheimer Capital Appreciation Fund **Investment Adviser:** OFI Global Asset Management, Inc. **Subadviser:** OppenheimerFunds, Inc.	The Fund seeks capital appreciation.

Fund Name and Investment Adviser/Subadviser	Investment Objective(s)
Oppenheimer Developing Markets Fund **Investment Adviser:** OFI Global Asset Management, Inc. **Subadviser:** OppenheimerFunds, Inc.	The Fund seeks capital appreciation.
Oppenheimer Gold & Special Minerals Fund **Investment Adviser:** OFI Global Asset Management, Inc. **Subadviser:** OppenheimerFunds, Inc.	The Fund seeks capital appreciation.
Oppenheimer International Bond Fund **Investment Adviser:** OFI Global Asset Management, Inc. **Subadviser:** OppenheimerFunds, Inc.	The Fund seeks total return.
Pax Balanced Fund **Investment Adviser:** Impax Asset Management LLC	Seeks income and conservation of principal and secondarily long-term growth of capital.
PIMCO Real Return Portfolio **Investment Adviser:** Pacific Investment Management Company LLC	Seeks maximum real return, consistent with preservation of real capital and prudent investment management.
Pioneer High Yield Fund **Investment Adviser:** Pioneer Investment Management, Inc.	Maximize total return through a combination of income and capital appreciation. The Fund invests in below-investment grade debt securities and preferred securities and seeks to invest in industries with the best valuations and growth prospects. The Fund uses a research-intensive credit and issue selection process by one of the industry's most experienced fixed-income management teams.
Pioneer Strategic Income Fund **Investment Adviser:** Pioneer Investment Management, Inc.	Seeks a high level of current income by actively managing a diversified portfolio of U.S. and international high yield and investment-grade debt securities. It selects sector concentrations driven by evaluation of capital markets. The Fund actively adjusts a blend of fixed-income securities to manage risk, seek enhanced yield, and offer total return potential.
Royce Total Return Fund **Investment Adviser:** Royce & Associates, LP ("Royce")	Seeks long-term growth of capital and current income.
T. Rowe Price Mid-Cap Value Fund **Investment Adviser:** T. Rowe Price Associates, Inc.	Seeks to provide long-term capital appreciation by investing primarily in mid-sized companies that appear to be undervalued.
Templeton Foreign Fund **Investment Adviser:** Templeton Global Advisors Limited	Seeks long-term capital growth.

Fund Name and Investment Adviser/Subadviser	Investment Objective(s)
The Hartford International Opportunities Fund **Investment Adviser:** Hartford Funds Management Company, LLC ("HFMC") **Subadviser:** Wellington Management Company, LLP	Seeks long-term growth of capital.
Thornburg International Value Fund **Investment Adviser:** Thornburg Investment Management, Inc. ("Thornburg")	Seeks long-term capital appreciation by investing in equity and debt securities of all types. The secondary, non-fundamental goal of the Fund is to seek some current income.
Vanguard® Diversified Value Portfolio* **Investment Adviser:** Barrow, Hanley, Mewhinney & Strauss, LLC **Vanguard is a trademark of The Vanguard Group, Inc.*	Seeks to provide long-term capital appreciation and income.
Vanguard® Equity Income Portfolio* **Investment Adviser:** Wellington Management Company LLP, Vanguard Quantitative Equity Group **Vanguard is a trademark of The Vanguard Group, Inc.*	Seeks to provide an above-average level of current income and reasonable long-term capital appreciation.
Vanguard® Small Company Growth Portfolio* **Investment Adviser:** ArrowMark Partners, Vanguard Quantitative Equity Group **Vanguard is a trademark of The Vanguard Group, Inc.*	Seeks to provide long-term capital appreciation.
Victory Sycamore Established Value Fund **Investment Adviser:** Victory Capital Management, Inc.	Seeks to provide long-term capital growth by investing primarily in common stocks.
Victory Sycamore Small Company Opportunity Fund **Investment Adviser:** Victory Capital Management, Inc.	Seeks to provide capital appreciation.
Voya Balanced Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks total return consisting of capital appreciation (both realized and unrealized) and current income; the secondary investment objective is long-term capital appreciation.
Voya Global Bond Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks to maximize total return through a combination of current income and capital appreciation.
Voya Global Equity Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks long-term capital growth and current income.
Voya Global Real Estate Fund **Investment Adviser:** Voya Investments, LLC **Subadviser:** CBRE Clarion Securities LLC	Seeks high total return consisting of capital appreciation and current income.

Fund Name and Investment Adviser/Subadviser	Investment Objective(s)
Voya GNMA Income Fund **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks a high level of current income consistent with liquidity and safety of principal through investment primarily in Government National Mortgage Association ("GNMA") mortgage-backed securities (also known as GNMA Certificates) that are guaranteed as to the timely payment of principal and interest by the U.S. government.
Voya Government Money Market Portfolio* **Investment Adviser:** Voya Investments, LLC **Subadviser**: Voya Investment Management Co. LLC *** There is no guarantee that the Voya Government Money Market Portfolio subaccount will have a positive or level return.**	Seeks to provide high current return consistent with preservation of capital and liquidity, through investment in high-quality money market instruments while maintaining a stable share price of $1.00.
Voya Growth and Income Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks to maximize total return through investments in a diversified portfolio of common stock and securities convertible into common stocks. It is anticipated that capital appreciation and investment income will both be major factors in achieving total return.
Voya High Yield Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks to provide investors with a high level of current income and total return.
Voya Index Plus LargeCap Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks to outperform the total return performance of the S&P 500® Index while maintaining a market level of risk.
Voya Index Plus MidCap Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks to outperform the total return performance of the S&P MidCap 400® Index while maintaining a market level of risk.
Voya Index Plus SmallCap Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks to outperform the total return performance of the S&P SmallCap 600® Index while maintaining a market level of risk.
Voya Index Solution 2025 Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Until the day prior to its Target Date, the Portfolio seeks to provide total return consistent with an asset allocation targeted at retirement in approximately 2025. On the Target Date, the Portfolio's investment objective will be to seek to provide a combination of total return and stability of principal consistent with an asset allocation targeted to retirement.

Fund Name and Investment Adviser/Subadviser	Investment Objective(s)
Voya Index Solution 2035 Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Until the day prior to its Target Date, the Portfolio seeks to provide total return consistent with an asset allocation targeted at retirement in approximately 2035. On the Target Date, the Portfolio's investment objective will be to seek to provide a combination of total return and stability of principal consistent with an asset allocation targeted to retirement.
Voya Index Solution 2045 Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Until the day prior to its Target Date, the Portfolio seeks to provide total return consistent with an asset allocation targeted at retirement in approximately 2045. On the Target Date, the Portfolio's investment objective will be to seek to provide a combination of total return and stability of principal consistent with an asset allocation targeted to retirement.
Voya Index Solution 2055 Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Until the day prior to its Target Date, the Portfolio seeks to provide total return consistent with an asset allocation targeted at retirement in approximately 2055. On the Target Date, the Portfolio's investment objective will be to seek to provide a combination of total return and stability of principal consistent with an asset allocation targeted to retirement.
Voya Index Solution Income Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks to provide a combination of total return and stability of principal consistent with an asset allocation targeted to retirement.
Voya Intermediate Bond Fund **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks to maximize total return through income and capital appreciation.
Voya Intermediate Bond Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks to maximize total return consistent with reasonable risk. The Portfolio seeks its objective through investments in a diversified portfolio consisting primarily of debt securities. It is anticipated that capital appreciation and investment income will both be major factors in achieving total return.
Voya International High Dividend Low Volatility Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks maximum total return.
Voya International Index Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks investment results (before fees and expenses) that correspond to the total return (which includes capital appreciation and income) of a widely accepted international index.

Fund Name and Investment Adviser/Subadviser	Investment Objective(s)
Voya Large-Cap Growth Fund **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks long-term capital appreciation.
Voya Large Cap Growth Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks long-term capital growth.
Voya Large Cap Value Fund **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks long-term growth of capital and current income.
Voya Large Cap Value Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks long-term growth of capital and current income.
Voya MidCap Opportunities Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks long-term capital appreciation.
Voya Multi-Manager International Small Cap Fund **Investment Adviser:** Voya Investments, LLC **Subadvisers:** Acadian Asset Management LLC, Victory Capital Management Inc. and Wellington Management Company LLP	Seeks maximum long-term capital appreciation.
Voya Real Estate Fund **Investment Adviser:** Voya Investments, LLC **Subadviser:** CBRE Clarion Securities LLC	Seeks total return consisting of long-term capital appreciation and current income.
Voya Russell^{TM} Large Cap Growth Index Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks investment results (before fees and expenses) that correspond to the total return (which includes capital appreciation and income) of the Russell Top 200® Growth Index.
Voya Russell^{TM} Large Cap Index Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks investment results (before fees and expenses) that correspond to the total return (which includes capital appreciation and income) of the Russell Top 200® Index.
Voya Russell^{TM} Large Cap Value Index Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks investment results (before fees and expenses) that correspond to the total return (which includes capital appreciation and income) of the Russell Top 200® Value Index.

Fund Name and Investment Adviser/Subadviser	Investment Objective(s)
Voya Russell^{TM} Mid Cap Index Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks investment results (before fees and expenses) that correspond to the total return (which includes capital appreciation and income) of the Russell Midcap® Index.
Voya Russell^{TM} Small Cap Index Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks investment results (before fees and expenses) that correspond to the total return (which includes capital appreciation and income) of the Russell 2000® Index.
Voya Small Company Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks growth of capital primarily through investment in a diversified portfolio of common stock of companies with smaller market capitalizations.
Voya SmallCap Opportunities Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks long-term capital appreciation.
Voya Solution 2025 Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Until the day prior to its Target Date, the Portfolio seeks to provide total return consistent with an asset allocation targeted at retirement in approximately 2025. On the Target Date, the Portfolio's investment objective will be to seek to provide a combination of total return and stability of principal consistent with an asset allocation targeted to retirement.
Voya Solution 2035 Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Until the day prior to its Target Date, the Portfolio seeks to provide total return consistent with an asset allocation targeted at retirement in approximately 2035. On the Target Date, the Portfolio's investment objective will be to seek to provide a combination of total return and stability of principal consistent with an asset allocation targeted to retirement.
Voya Solution 2045 Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Until the day prior to its Target Date, the Portfolio seeks to provide total return consistent with an asset allocation targeted at retirement in approximately 2045. On the Target Date, the Portfolio's investment objective will be to seek to provide a combination of total return and stability of principal consistent with an asset allocation targeted to retirement.
Voya Solution 2055 Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Until the day prior to its Target Date, the Portfolio seeks to provide total return consistent with an asset allocation targeted at retirement in approximately 2055. On the Target Date, the Portfolio's investment objective will be to seek to provide a combination of total return and stability of principal consistent with an asset allocation targeted to retirement.

Fund Name and Investment Adviser/Subadviser	Investment Objective(s)
Voya Solution Income Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks to provide a combination of total return and stability of principal consistent with an asset allocation targeted to retirement.
Voya Strategic Allocation Conservative Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks to provide total return (*i.e.,* income and capital growth, both realized and unrealized) consistent with preservation of capital.
Voya Strategic Allocation Growth Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks to provide capital appreciation.
Voya Strategic Allocation Moderate Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks to provide total return (*i.e.,* income and capital appreciation, both realized and unrealized).
Voya U.S. Bond Index Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks investment results (before fees and expenses) that correspond to the total return (which includes capital appreciation and income) of the Bloomberg Barclays U.S. Aggregate Bond Index.
VY® American Century Small-Mid Cap Value Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** American Century Investment Management, Inc.	Seeks long-term capital growth. Income is a secondary objective.
VY® Baron Growth Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** BAMCO, Inc.	Seeks capital appreciation.
VY® Clarion Real Estate Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** CBRE Clarion Securities LLC	Seeks total return including capital appreciation and current income.
VY® Columbia Contrarian Core Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** Columbia Management Investment Advisers, LLC	Seeks total return consisting of long-term capital appreciation and current income.
VY® Columbia Small Cap Value II Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** Columbia Management Investment Advisers, LLC	Seeks long-term growth of capital.

Fund Name and Investment Adviser/Subadviser	Investment Objective(s)
VY® Invesco Comstock Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** Invesco Advisers, Inc.	Seeks capital growth and income.
VY® Invesco Equity and Income Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** Invesco Advisers, Inc.	Seeks total return consisting of long-term capital appreciation and current income.
VY® Invesco Growth and Income Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** Invesco Advisers, Inc.	Seeks long-term growth of capital and income.
VY® JPMorgan Emerging Markets Equity Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** J.P. Morgan Investment Management Inc.	Seeks capital appreciation.
VY® JPMorgan Mid Cap Value Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** J.P. Morgan Investment Management Inc.	Seeks growth from capital appreciation.
VY® JPMorgan Small Cap Core Equity Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** J.P. Morgan Investment Management Inc.	Seeks capital growth over the long-term.
VY® Oppenheimer Global Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** OppenheimerFunds, Inc.	Seeks capital appreciation.
VY® Pioneer High Yield Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** Amundi Pioneer Asset Management, Inc.	Seeks to maximize total return through income and capital appreciation.
VY® T. Rowe Price Capital Appreciation Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** T. Rowe Price Associates, Inc.	Seeks, over the long-term, a high total investment return, consistent with the preservation of capital and with prudent investment risk.
VY® T. Rowe Price Diversified Mid Cap Growth Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** T. Rowe Price Associates, Inc.	Seeks long-term capital appreciation.

Fund Name and Investment Adviser/Subadviser	Investment Objective(s)
VY® T. Rowe Price Equity Income Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser**: T. Rowe Price Associates, Inc.	Seeks a high level of dividend income as well as long-term growth of capital primarily through investments in stocks.
VY® T. Rowe Price Growth Equity Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** T. Rowe Price Associates, Inc.	Seeks long-term growth through investments in stocks.
VY® T. Rowe Price International Stock Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** T. Rowe Price Associates, Inc.	Seeks long-term growth of capital.
VY® Templeton Global Growth Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** Templeton Global Advisors Limited	Seeks capital appreciation. Current income is only an incidental consideration.
Wanger International **Investment Adviser:** Columbia Wanger Asset Management, LLC	Seeks long-term capital appreciation.
Wanger Select **Investment Adviser:** Columbia Wanger Asset Management, LLC	Seeks long-term capital appreciation.
Wanger USA **Investment Adviser:** Columbia Wanger Asset Management, LLC	Seeks long-term capital appreciation.
Wells Fargo Special Small Cap Value Fund **Investment Adviser:** Wells Fargo Funds Management, LLC **Subadviser:** Wells Capital Management Incorporated	Seeks long-term capital appreciation.
Western Asset Mortgage Backed Securities Fund **Investment Adviser:** Legg Mason Partners Fund Advisor, LLC **Subadviser:** Western Asset Management Company	Seeks high current return.

APPENDIX V
CONDENSED FINANCIAL INFORMATION
INDEX

CONDENSED FINANCIAL INFORMATION

Except for subaccounts which did not commence operations as of December 31, 2018, the following table gives (1) the accumulation unit value ("AUV") at the beginning of the period, (2) the AUV at the end of the period and (3) the total number of accumulation units outstanding at the end of the period for each subaccount of Variable Annuity Account C available under the contracts for the indicated periods. For those subaccounts that commenced operations during the period ended December 31, 2018, the "Value at beginning of period" shown is the value at first date of investment. Fund name changes after December 31, 2018 are not reflected in the following information.

TABLE 1
FOR CONTRACTS WITH A DAILY ASSET CHARGE OF 0.00%
(Selected data for accumulation units outstanding throughout each period)

	2018	2017	2016	2015	2014	2013	2012	2011	2010	2009
AMERICAN FUNDS® - AMERICAN BALANCED FUND® (CLASS R-3)										
Value at beginning of period	$25.54	$22.20	$20.51	$20.24	$18.65	$15.37	$13.50	$13.05	$11.58	$9.59
Value at end of period	$24.76	$25.54	$22.20	$20.51	$20.24	$18.65	$15.37	$13.50	$13.05	$11.58
Number of accumulation units outstanding at end of period	375	323	5,819	20,172	20,104	34,725	29,844	25,431	11,424	9,529
AMERICAN FUNDS® - CAPITAL WORLD GROWTH AND INCOME FUND℠ (CLASS R-3)										
(Funds were first received in this option during April 2012)										
Value at beginning of period	$25.16	$20.24	$19.07	$19.56	$18.87	$15.15	$13.96			
Value at end of period	$22.50	$25.16	$20.24	$19.07	$19.56	$18.87	$15.15			
Number of accumulation units outstanding at end of period	0	6,638	5,174	4,296	3,142	2,283	750			
AMERICAN FUNDS® - EUROPACIFIC GROWTH FUND® (CLASS R-3)										
Value at beginning of period	$27.92	$21.42	$21.34	$21.58	$22.23	$18.56	$15.61	$18.12	$16.61	$11.98
Value at end of period	$23.60	$27.92	$21.42	$21.34	$21.58	$22.23	$18.56	$15.61	$18.12	$16.61
Number of accumulation units outstanding at end of period	1,184	1,095	43	1,226	1,230	35,242	37,987	112,305	82,862	73,444
AMERICAN FUNDS® - FUNDAMENTAL INVESTORS℠ (CLASS R-3)										
(Funds were first received in this option during October 2010)										
Value at beginning of period	$21.40	$17.41	$15.52	$15.06	$13.88	$10.59	$9.06	$9.27	$8.73	
Value at end of period	$19.91	$21.40	$17.41	$15.52	$15.06	$13.88	$10.59	$9.06	$9.27	
Number of accumulation units outstanding at end of period	2,128	1,941	0	1,516	965	18,527	22,857	18,492	147	
AMERICAN FUNDS® - NEW PERSPECTIVE FUND® (CLASS R-3)										
Value at beginning of period	$32.29	$25.14	$24.77	$23.58	$22.93	$18.14	$15.07	$16.36	$14.56	$10.62
Value at end of period	$30.30	$32.29	$25.14	$24.77	$23.58	$22.93	$18.14	$15.07	$16.36	$14.56
Number of accumulation units outstanding at end of period	42	31	31	14,599	14,182	32,076	32,701	125,636	117,008	115,666
AMERICAN FUNDS® - THE GROWTH FUND OF AMERICA® (CLASS R-3)										
Value at beginning of period	$32.74	$26.04	$24.09	$22.93	$21.05	$15.78	$13.13	$13.84	$12.36	$9.22
Value at end of period	$31.67	$32.74	$26.04	$24.09	$22.93	$21.05	$15.78	$13.13	$13.84	$12.36
Number of accumulation units outstanding at end of period	3,347	7,229	750	36,158	37,364	36,655	34,117	105,792	73,191	66,752
AMERICAN FUNDS® - THE INCOME FUND OF AMERICA® (CLASS R-3)										
Value at beginning of period	$25.37	$22.46	$20.39	$20.77	$19.23	$16.33	$14.63	$13.91	$12.47	$10.05
Value at end of period	$23.98	$25.37	$22.46	$20.39	$20.77	$19.23	$16.33	$14.63	$13.91	$12.47
Number of accumulation units outstanding at end of period	2,836	0	0	17,688	16,299	12,571	11,594	8,934	7,753	6,050
AMERICAN FUNDS® - WASHINGTON MUTUAL INVESTORS FUND℠ (CLASS R-3)										
Value at beginning of period	$28.43	$23.75	$21.02	$21.12	$19.06	$14.50	$12.94	$12.13	$10.73	$9.05
Value at end of period	$27.50	$28.43	$23.75	$21.02	$21.12	$19.06	$14.50	$12.94	$12.13	$10.73
Number of accumulation units outstanding at end of period	20	0	0	18,467	19,696	18,688	23,349	22,517	22,019	21,464

Condensed Financial Information (continued)

	2018	2017	2016	2015	2014	2013	2012	2011	2010	2009
FRANKLIN MUTUAL GLOBAL DISCOVERY FUND (CLASS R)										
Value at beginning of period	$30.20	$27.63	$24.61	$25.58	$24.42	$19.53	$17.27	$17.84	$16.09	$13.33
Value at end of period	$26.81	$30.20	$27.63	$24.61	$25.58	$24.42	$19.53	$17.27	$17.84	$16.09
Number of accumulation units outstanding at end of period	2,916	0	0	0	0	0	0	0	0	702
INVESCO SMALL CAP VALUE FUND (CLASS A)										
(Funds were first received in this option during January 2017)										
Value at beginning of period	$36.53	$31.92								
Value at end of period	$27.24	$36.53								
Number of accumulation units outstanding at end of period	225	286								
MAINSTAY LARGE CAP GROWTH FUND (CLASS R3)										
(Funds were first received in this option during February 2012)										
Value at beginning of period	$28.04	$21.29	$21.93	$20.77	$18.90	$13.90	$13.65			
Value at end of period	$28.90	$28.04	$21.29	$21.93	$20.77	$18.90	$13.90			
Number of accumulation units outstanding at end of period	75	75	75	75	75	33,684	30,538			
PAX BALANCED FUND (INDIVIDUAL INVESTOR CLASS)										
(Funds were first received in this option during January 2017)										
Value at beginning of period	$21.37	$19.13								
Value at end of period	$20.46	$21.37								
Number of accumulation units outstanding at end of period	395	258								
PIMCO REAL RETURN PORTFOLIO (ADMINISTRATIVE CLASS)										
(Funds were first received in this option during April 2018)										
Value at beginning of period	$15.69									
Value at end of period	$15.54									
Number of accumulation units outstanding at end of period	2,086									
T. ROWE PRICE MID-CAP VALUE FUND (R CLASS)										
(Funds were first received in this option during December 2013)										
Value at beginning of period	$35.49	$31.95	$25.82	$26.87	$24.42	$24.42				
Value at end of period	$31.56	$35.49	$31.95	$25.82	$26.87	$24.42				
Number of accumulation units outstanding at end of period	1,324	4,911	0	3,960	3,140	2,834				
VOYA GLOBAL BOND PORTFOLIO (CLASS S)										
(Funds were first received in this option during April 2012)										
Value at beginning of period	$14.56	$13.32	$12.56	$13.16	$13.13	$13.72	$13.15			
Value at end of period	$14.24	$14.56	$13.32	$12.56	$13.16	$13.13	$13.72			
Number of accumulation units outstanding at end of period	0	6,829	5,752	4,835	3,613	2,500	690			
VOYA GNMA INCOME FUND (CLASS A)										
Value at beginning of period	$16.45	$16.21	$15.95	$15.70	$14.96	$15.24	$14.81	$13.79	$12.98	$12.37
Value at end of period	$16.59	$16.45	$16.21	$15.95	$15.70	$14.96	$15.24	$14.81	$13.79	$12.98
Number of accumulation units outstanding at end of period	0	0	0	4,506	10,262	11,079	10,333	9,811	8,207	6,980
VOYA HIGH YIELD PORTFOLIO (CLASS S)										
(Funds were first received in this option during January 2017)										
Value at beginning of period	$21.76	$20.69								
Value at end of period	$21.04	$21.76								
Number of accumulation units outstanding at end of period	1,714	1,501								
VOYA INDEX PLUS SMALLCAP PORTFOLIO (CLASS I)										
(Funds were first received in this option during October 2018)										
Value at beginning of period	$32.38									
Value at end of period	$26.09									
Number of accumulation units outstanding at end of period	1,149									
VOYA INDEX SOLUTION 2025 PORTFOLIO (CLASS S2)										
(Funds were first received in this option during April 2012)										
Value at beginning of period	$19.06	$16.66	$15.61	$15.87	$15.04	$12.87	$12.27			
Value at end of period	$18.05	$19.06	$16.66	$15.61	$15.87	$15.04	$12.87			
Number of accumulation units outstanding at end of period	0	16,774	12,961	21,459	16,842	12,096	471			

CFI 2

Condensed Financial Information (continued)

	2018	2017	2016	2015	2014	2013	2012	2011	2010	2009
VOYA INDEX SOLUTION 2035 PORTFOLIO (CLASS S2)										
(Funds were first received in this option during April 2012)										
Value at beginning of period	$21.09	$17.85	$16.59	$16.89	$15.96	$13.11	$12.49			
Value at end of period	$19.59	$21.09	$17.85	$16.59	$16.89	$15.96	$13.11			
Number of accumulation units outstanding at end of period	1,766	27,812	16,206	16,494	21,529	17,767	991			
VOYA INDEX SOLUTION 2045 PORTFOLIO (CLASS S2)										
(Funds were first received in this option during March 2012)										
Value at beginning of period	$22.13	$18.45	$17.10	$17.45	$16.47	$13.30	$12.77			
Value at end of period	$20.25	$22.13	$18.45	$17.10	$17.45	$16.47	$13.30			
Number of accumulation units outstanding at end of period	24,670	39,931	12,949	19,892	13,935	8,905	968			
VOYA INDEX SOLUTION 2055 PORTFOLIO (CLASS S2)										
(Funds were first received in this option during April 2012)										
Value at beginning of period	$21.44	$17.79	$16.52	$16.86	$15.89	$12.82	$12.21			
Value at end of period	$19.56	$21.44	$17.79	$16.52	$16.86	$15.89	$12.82			
Number of accumulation units outstanding at end of period	8,134	33,196	20,132	17,361	8,391	3,970	315			
VOYA INDEX SOLUTION INCOME PORTFOLIO (CLASS S2)										
(Funds were first received in this option during April 2013)										
Value at beginning of period	$15.44	$14.18	$13.53	$13.70	$12.95	$12.47				
Value at end of period	$14.91	$15.44	$14.18	$13.53	$13.70	$12.95				
Number of accumulation units outstanding at end of period	295	2,813	2,704	1,850	98	98				
VOYA INTERMEDIATE BOND FUND (CLASS A)										
Value at beginning of period	$17.49	$16.74	$16.13	$16.08	$15.10	$15.21	$13.98	$12.97	$11.83	$10.48
Value at end of period	$17.38	$17.49	$16.74	$16.13	$16.08	$15.10	$15.21	$13.98	$12.97	$11.83
Number of accumulation units outstanding at end of period	1,654	1,190	1,118	4,805	4,902	20,090	22,005	34,940	32,197	21,115
VOYA LARGE CAP GROWTH PORTFOLIO (CLASS S)										
(Funds were first received in this option during January 2011)										
Value at beginning of period	$25.87	$19.99	$19.28	$18.17	$16.03	$12.27	$10.41	$10.33		
Value at end of period	$25.42	$25.87	$19.99	$19.28	$18.17	$16.03	$12.27	$10.41		
Number of accumulation units outstanding at end of period	0	5,815	4,909	9,340	7,431	3,653	2,766	4,143		
VOYA LARGE CAP VALUE PORTFOLIO (CLASS S)										
(Funds were first received in this option during October 2018)										
Value at beginning of period	$18.51									
Value at end of period	$16.36									
Number of accumulation units outstanding at end of period	689									
VOYA MULTI-MANAGER INTERNATIONAL SMALL CAP FUND (CLASS A)										
Value at beginning of period	$30.78	$22.81	$22.98	$21.28	$22.67	$17.64	$14.68	$17.82	$14.31	$9.84
Value at end of period	$23.99	$30.78	$22.81	$22.98	$21.28	$22.67	$17.64	$14.68	$17.82	$14.31
Number of accumulation units outstanding at end of period	61	236	236	235	83	3,306	3,363	48,153	49,568	56,971
VOYA REAL ESTATE FUND (CLASS A)										
Value at beginning of period	$32.60	$31.11	$30.08	$29.20	$22.44	$22.05	$19.12	$17.49	$13.73	$10.59
Value at end of period	$29.90	$32.60	$31.11	$30.08	$29.20	$22.44	$22.05	$19.12	$17.49	$13.73
Number of accumulation units outstanding at end of period	14	14	14	11,855	12,008	22,051	27,828	25,249	16,593	14,066
VOYA RUSSELL™ LARGE CAP GROWTH INDEX PORTFOLIO (CLASS S)										
(Funds were first received in this option during March 2012)										
Value at beginning of period	$37.43	$28.59	$26.89	$25.04	$22.21	$16.87	$16.86			
Value at end of period	$36.98	$37.43	$28.59	$26.89	$25.04	$22.21	$16.87			
Number of accumulation units outstanding at end of period	0	16,297	17,523	13,614	10,762	8,399	1,963			
VOYA SMALLCAP OPPORTUNITIES PORTFOLIO (CLASS I)										
(Funds were first received in this option during January 2017)										
Value at beginning of period	$38.42	$33.21								
Value at end of period	$32.26	$38.42								
Number of accumulation units outstanding at end of period	347	337								

CFI 3

	2018	2017	2016	2015	2014	2013	2012	2011	2010	2009
VOYA SMALL COMPANY PORTFOLIO (CLASS I)										
(Funds were first received in this option during October 2018)										
Value at beginning of period	$38.37									
Value at end of period	$31.49									
Number of accumulation units outstanding at end of period	1,172									
VOYA SOLUTION 2025 PORTFOLIO (CLASS S2)										
(Funds were first received in this option during April 2010)										
Value at beginning of period	$19.37	$16.84	$15.92	$15.96	$15.14	$13.04	$11.51	$11.89	$11.07	
Value at end of period	$18.23	$19.37	$16.84	$15.92	$15.96	$15.14	$13.04	$11.51	$11.89	
Number of accumulation units outstanding at end of period	9,294	0	0	55,775	79,119	99,743	103,960	451,231	406,245	
VOYA SOLUTION 2035 PORTFOLIO (CLASS S2)										
(Funds were first received in this option during April 2010)										
Value at beginning of period	$21.11	$17.70	$16.68	$16.79	$15.91	$13.24	$11.52	$12.10	$11.23	
Value at end of period	$19.34	$21.11	$17.70	$16.68	$16.79	$15.91	$13.24	$11.52	$12.10	
Number of accumulation units outstanding at end of period	6,959	1,701	1,676	25,422	23,251	50,982	48,011	256,766	228,410	
VOYA SOLUTION 2045 PORTFOLIO (CLASS S2)										
(Funds were first received in this option during April 2010)										
Value at beginning of period	$22.14	$18.30	$17.22	$17.40	$16.44	$13.34	$11.56	$12.22	$11.28	
Value at end of period	$19.85	$22.14	$18.30	$17.22	$17.40	$16.44	$13.34	$11.56	$12.22	
Number of accumulation units outstanding at end of period	5,388	648	647	15,455	13,467	68,615	62,044	346,169	282,592	
VOYA SOLUTION 2055 PORTFOLIO (CLASS S2)										
(Funds were first received in this option during June 2010)										
Value at beginning of period	$21.21	$17.45	$16.43	$16.60	$15.64	$12.68	$11.00	$11.61	$9.75	
Value at end of period	$18.94	$21.21	$17.45	$16.43	$16.60	$15.64	$12.68	$11.00	$11.61	
Number of accumulation units outstanding at end of period	1,062	0	0	6,717	5,607	2,529	1,073	4,386	484	
VOYA SOLUTION INCOME PORTFOLIO (CLASS S2)										
(Funds were first received in this option during April 2010)										
Value at beginning of period	$15.62	$14.30	$13.71	$13.73	$13.00	$12.17	$11.10	$11.07	$10.42	
Value at end of period	$15.12	$15.62	$14.30	$13.71	$13.73	$13.00	$12.17	$11.10	$11.07	
Number of accumulation units outstanding at end of period	4,953	715	205	33,495	1,613	6,786	5,204	22,379	18,485	
VY® AMERICAN CENTURY SMALL–MID CAP VALUE PORTFOLIO (CLASS S)										
(Funds were first received in this option during October 2010)										
Value at beginning of period	$39.06	$35.15	$28.33	$28.83	$25.64	$19.52	$16.77	$17.32	$15.85	
Value at end of period	$33.46	$39.06	$35.15	$28.33	$28.83	$25.64	$19.52	$16.77	$17.32	
Number of accumulation units outstanding at end of period	0	0	0	0	0	2,950	4,062	2,230	2,032	
VY® BARON GROWTH PORTFOLIO (CLASS S)										
Value at beginning of period	$36.76	$28.67	$27.22	$28.66	$27.47	$19.79	$16.53	$16.17	$12.79	$9.46
Value at end of period	$36.06	$36.76	$28.67	$27.22	$28.66	$27.47	$19.79	$16.53	$16.17	$12.79
Number of accumulation units outstanding at end of period	398	347	291	14,003	12,018	25,549	24,064	23,473	10,884	7,885
VY® COLUMBIA CONTRARIAN CORE PORTFOLIO (CLASS S)										
Value at beginning of period	$25.56	$21.02	$19.39	$18.83	$16.70	$12.39	$11.04	$11.58	$10.33	$7.85
Value at end of period	$23.26	$25.56	$21.02	$19.39	$18.83	$16.70	$12.39	$11.04	$11.58	$10.33
Number of accumulation units outstanding at end of period	97	97	97	97	46	3,171	6,183	4,493	14,743	0
VY® INVESCO COMSTOCK PORTFOLIO (CLASS S)										
(Funds were first received in this option during March 2011)										
Value at beginning of period	$27.86	$23.68	$20.10	$21.38	$19.59	$14.51	$12.23	$12.53		
Value at end of period	$24.41	$27.86	$23.68	$20.10	$21.38	$19.59	$14.51	$12.23		
Number of accumulation units outstanding at end of period	28	28	28	28	28	16,383	16,476	15,265		

Condensed Financial Information (continued)

	2018	2017	2016	2015	2014	2013	2012	2011	2010	2009
VY® INVESCO EQUITY AND INCOME PORTFOLIO (CLASS S)										
(Funds were first received in this option during July 2014)										
Value at beginning of period	$13.24	$11.97	$10.41	$10.65	$10.45					
Value at end of period	$11.96	$13.24	$11.97	$10.41	$10.65					
Number of accumulation units outstanding at end of period	976	793	626	1,503	1,790					
VY® JPMORGAN MID CAP VALUE PORTFOLIO (CLASS S)										
Value at beginning of period	$36.86	$32.41	$28.26	$29.15	$25.35	$19.27	$16.06	$15.77	$12.82	$10.21
Value at end of period	$32.37	$36.86	$32.41	$28.26	$29.15	$25.35	$19.27	$16.06	$15.77	$12.82
Number of accumulation units outstanding at end of period	445	682	1,216	10,899	9,489	15,351	17,188	13,554	9,641	7,816
VY® T. ROWE PRICE DIVERSIFIED MID CAP GROWTH PORTFOLIO (CLASS S)										
Value at beginning of period	$33.63	$27.02	$25.21	$24.79	$22.20	$16.48	$14.22	$14.80	$11.55	$7.91
Value at end of period	$32.47	$33.63	$27.02	$25.21	$24.79	$22.20	$16.48	$14.22	$14.80	$11.55
Number of accumulation units outstanding at end of period	0	0	0	1,449	1,803	2,328	3,697	6,642	4,320	3,339
VY® T. ROWE PRICE GROWTH EQUITY PORTFOLIO (CLASS S)										
Value at beginning of period	$35.61	$26.73	$26.40	$23.88	$22.03	$15.86	$13.37	$13.55	$11.62	$8.15
Value at end of period	$35.14	$35.61	$26.73	$26.40	$23.88	$22.03	$15.86	$13.37	$13.55	$11.62
Number of accumulation units outstanding at end of period	3,575	1,286	1,057	8,409	9,068	13,915	16,243	11,904	11,336	5,731
VY® TEMPLETON FOREIGN EQUITY PORTFOLIO (CLASS S)										
Value at beginning of period	$15.36	$12.59	$12.39	$12.84	$13.79	$11.50	$9.69	$11.04	$10.17	$7.71
Value at end of period	$13.03	$15.36	$12.59	$12.39	$12.84	$13.79	$11.50	$9.69	$11.04	$10.17
Number of accumulation units outstanding at end of period	1,602	0	0	6,846	4,689	4,347	4,049	4,379	3,436	2,365

TABLE 2
FOR CONTRACTS WITH A DAILY ASSET CHARGE OF 0.05%
(Selected data for accumulation units outstanding throughout each period)

	2018	2017	2016	2015	2014	2013	2012	2011	2010	2009
VOYA SOLUTION 2025 PORTFOLIO (CLASS S2)										
(Funds were first received in this option during August 2012)										
Value at beginning of period	$19.30	$16.78	$15.87	$15.92	$15.11	$13.02	$12.61			
Value at end of period	$18.15	$19.30	$16.78	$15.87	$15.92	$15.11	$13.02			
Number of accumulation units outstanding at end of period	0	0	2,081	1,710	1,388	1,020	613			

TABLE 3
FOR CONTRACTS WITH A DAILY ASSET CHARGE OF 0.10%
(Selected data for accumulation units outstanding throughout each period)

	2018	2017	2016	2015	2014	2013	2012	2011	2010	2009
AMERICAN FUNDS® - AMERICAN BALANCED FUND® (CLASS R-3)										
Value at beginning of period	$25.19	$21.91	$20.27	$20.02	$18.47	$15.24	$13.40	$12.96	$11.52	$9.55
Value at end of period	$24.40	$25.19	$21.91	$20.27	$20.02	$18.47	$15.24	$13.40	$12.96	$11.52
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	0	0	152	9,217

	2018	2017	2016	2015	2014	2013	2012	2011	2010	2009
AMERICAN FUNDS® - EUROPACIFIC GROWTH FUND® (CLASS R-3)										
(Funds were first received in this option during December 2009)										
Value at beginning of period	$27.53	$21.15	$21.09	$21.35	$22.01	$18.39	$15.49	$18.00	$16.51	$16.60
Value at end of period	$23.25	$27.53	$21.15	$21.09	$21.35	$22.01	$18.39	$15.49	$18.00	$16.51
Number of accumulation units outstanding at end of period	0	0	844	4	235	0	1,585	1,466	1,118	140
AMERICAN FUNDS® - FUNDAMENTAL INVESTORS℠ (CLASS R-3)										
(Funds were first received in this option during February 2010)										
Value at beginning of period	$21.19	$17.26	$15.40	$14.96	$13.80	$10.54	$9.03	$9.25	$8.01	
Value at end of period	$19.70	$21.19	$17.26	$15.40	$14.96	$13.80	$10.54	$9.03	$9.25	
Number of accumulation units outstanding at end of period	0	0	2,359	0	19,545	0	1,797	1,592	947	
AMERICAN FUNDS® - THE GROWTH FUND OF AMERICA® (CLASS R-3)										
(Funds were first received in this option during December 2009)										
Value at beginning of period	$32.28	$25.71	$23.80	$22.68	$20.84	$15.64	$13.02	$13.74	$12.29	$12.40
Value at end of period	$31.20	$32.28	$25.71	$23.80	$22.68	$20.84	$15.64	$13.02	$13.74	$12.29
Number of accumulation units outstanding at end of period	0	0	6,359	0	0	0	3,884	3,150	2,089	272
AMERICAN FUNDS® - THE INCOME FUND OF AMERICA® (CLASS R-3)										
(Funds were first received in this option during December 2014)										
Value at beginning of period	$25.02	$22.17	$20.14	$20.55	$20.70					
Value at end of period	$23.63	$25.02	$22.17	$20.14	$20.55					
Number of accumulation units outstanding at end of period	0	0	0	0	140					
COLUMBIA LARGE CAP VALUE FUND (ADVISOR CLASS)										
(Funds were first received in this option during December 2014)										
Value at beginning of period	$18.97	$16.25	$14.15	$14.46	$14.35					
Value at end of period	$16.88	$18.97	$16.25	$14.15	$14.46					
Number of accumulation units outstanding at end of period	0	0	0	31	1,561					
FIDELITY® VIP CONTRAFUND® PORTFOLIO (INITIAL CLASS)										
(Funds were first received in this option during June 2018)										
Value at beginning of period	$34.66									
Value at end of period	$31.03									
Number of accumulation units outstanding at end of period	541									
FRANKLIN MUTUAL GLOBAL DISCOVERY FUND (CLASS R)										
(Funds were first received in this option during December 2014)										
Value at beginning of period	$29.78	$27.27	$24.32	$25.31	$25.44					
Value at end of period	$26.41	$29.78	$27.27	$24.32	$25.31					
Number of accumulation units outstanding at end of period	0	0	0	0	2,826					
FRANKLIN SMALL-MID CAP GROWTH FUND (CLASS A)										
(Funds were first received in this option during June 2018)										
Value at beginning of period	$30.95									
Value at end of period	$27.48									
Number of accumulation units outstanding at end of period	612									
T. ROWE PRICE MID-CAP VALUE FUND (R CLASS)										
(Funds were first received in this option during December 2009)										
Value at beginning of period	$35.00	$31.54	$25.52	$26.58	$24.18	$18.49	$15.55	$16.44	$14.20	$14.38
Value at end of period	$31.09	$35.00	$31.54	$25.52	$26.58	$24.18	$18.49	$15.55	$16.44	$14.20
Number of accumulation units outstanding at end of period	0	0	4,657	0	0	0	2,252	1,706	1,062	153
VOYA GLOBAL EQUITY PORTFOLIO (CLASS I)										
(Funds were first received in this option during June 2018)										
Value at beginning of period	$12.32									
Value at end of period	$11.26									
Number of accumulation units outstanding at end of period	342									

Condensed Financial Information (continued)

	2018	2017	2016	2015	2014	2013	2012	2011	2010	2009
VOYA INDEX PLUS LARGECAP PORTFOLIO (CLASS I)										
(Funds were first received in this option during June 2018)										
Value at beginning of period	$27.53									
Value at end of period	$25.20									
Number of accumulation units outstanding at end of period	662									
VOYA INDEX SOLUTION 2025 PORTFOLIO (CLASS S2)										
(Funds were first received in this option during January 2016)										
Value at beginning of period	$18.91	$16.55	$15.24							
Value at end of period	$17.89	$18.91	$16.55							
Number of accumulation units outstanding at end of period	0	0	13,530							
VOYA INDEX SOLUTION 2035 PORTFOLIO (CLASS S2)										
(Funds were first received in this option during April 2010)										
Value at beginning of period	$20.93	$17.73	$16.49	$16.80	$15.90	$13.08	$11.38	$11.79	$11.10	
Value at end of period	$19.41	$20.93	$17.73	$16.49	$16.80	$15.90	$13.08	$11.38	$11.79	
Number of accumulation units outstanding at end of period	0	0	5,591	0	0	0	2,644	1,939	1,219	
VOYA INDEX SOLUTION 2045 PORTFOLIO (CLASS S2)										
(Funds were first received in this option during April 2010)										
Value at beginning of period	$21.96	$18.32	$17.00	$17.36	$16.40	$13.26	$11.47	$12.00	$11.24	
Value at end of period	$20.07	$21.96	$18.32	$17.00	$17.36	$16.40	$13.26	$11.47	$12.00	
Number of accumulation units outstanding at end of period	0	0	14,180	0	0	0	6,483	4,986	3,151	
VOYA INDEX SOLUTION 2055 PORTFOLIO (CLASS S2)										
(Funds were first received in this option during January 2016)										
Value at beginning of period	$21.28	$17.67	$15.98							
Value at end of period	$19.39	$21.28	$17.67							
Number of accumulation units outstanding at end of period	0	0	4,674							
VOYA INDEX SOLUTION INCOME PORTFOLIO (CLASS S2)										
(Funds were first received in this option during January 2016)										
Value at beginning of period	$15.32	$14.08	$13.36							
Value at end of period	$14.78	$15.32	$14.08							
Number of accumulation units outstanding at end of period	0	0	297							
VOYA LARGE CAP GROWTH PORTFOLIO (CLASS S)										
(Funds were first received in this option during June 2018)										
Value at beginning of period	$27.16									
Value at end of period	$25.21									
Number of accumulation units outstanding at end of period	749									
VOYA REAL ESTATE FUND (CLASS A)										
Value at beginning of period	$32.15	$30.71	$29.72	$28.89	$22.21	$21.85	$18.97	$17.37	$13.65	$10.54
Value at end of period	$29.45	$32.15	$30.71	$29.72	$28.89	$22.21	$21.85	$18.97	$17.37	$13.65
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	0	0	250	250
VOYA SOLUTION 2025 PORTFOLIO (CLASS S2)										
(Funds were first received in this option during April 2010)										
Value at beginning of period	$19.22	$16.72	$15.83	$15.88	$15.08	$13.00	$11.49	$11.88	$11.07	
Value at end of period	$18.07	$19.22	$16.72	$15.83	$15.88	$15.08	$13.00	$11.49	$11.88	
Number of accumulation units outstanding at end of period	15,632	0	0	0	0	0	0	196	858	
VOYA SOLUTION 2045 PORTFOLIO (CLASS S2)										
(Funds were first received in this option during April 2010)										
Value at beginning of period	$21.97	$18.17	$17.11	$17.32	$16.37	$13.30	$11.54	$12.21	$11.28	
Value at end of period	$19.68	$21.97	$18.17	$17.11	$17.32	$16.37	$13.30	$11.54	$12.21	
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	0	0	363	

Condensed Financial Information (continued)

	2018	2017	2016	2015	2014	2013	2012	2011	2010	2009
VOYA SOLUTION INCOME PORTFOLIO (CLASS S2)										
(Funds were first received in this option during June 2018)										
Value at beginning of period	$15.42									
Value at end of period	$14.98									
Number of accumulation units outstanding at end of period	4,321									
VY® BARON GROWTH PORTFOLIO (CLASS S)										
(Funds were first received in this option during December 2014)										
Value at beginning of period	$36.25	$28.31	$26.90	$28.35	$27.67					
Value at end of period	$35.53	$36.25	$28.31	$26.90	$28.35					
Number of accumulation units outstanding at end of period	0	0	0	39	886					
VY® JPMORGAN MID CAP VALUE PORTFOLIO (CLASS S)										
(Funds were first received in this option during December 2014)										
Value at beginning of period	$36.35	$32.00	$27.93	$28.83	$28.16					
Value at end of period	$31.89	$36.35	$32.00	$27.93	$28.83					
Number of accumulation units outstanding at end of period	0	0	0	0	9,529					
VY® OPPENHEIMER GLOBAL PORTFOLIO (CLASS I)										
(Funds were first received in this option during June 2018)										
Value at beginning of period	$29.37									
Value at end of period	$24.58									
Number of accumulation units outstanding at end of period	394									
VY® T. ROWE PRICE GROWTH EQUITY PORTFOLIO (CLASS S)										
(Funds were first received in this option during December 2014)										
Value at beginning of period	$35.12	$26.38	$26.08	$23.62	$23.64					
Value at end of period	$34.62	$35.12	$26.38	$26.08	$23.62					
Number of accumulation units outstanding at end of period	0	0	0	0	10,410					

TABLE 4

FOR CONTRACTS WITH A DAILY ASSET CHARGE OF 0.15%
(Selected data for accumulation units outstanding throughout each period)

	2018	2017	2016	2015	2014	2013	2012	2011	2010	2009
AMERICAN FUNDS® - AMERICAN BALANCED FUND® (CLASS R-3)										
Value at beginning of period	$25.01	$21.77	$20.15	$19.91	$18.38	$15.17	$13.34	$12.91	$11.48	$9.52
Value at end of period	$24.22	$25.01	$21.77	$20.15	$19.91	$18.38	$15.17	$13.34	$12.91	$11.48
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	0	0	9,383	6,091
AMERICAN FUNDS® - EUROPACIFIC GROWTH FUND® (CLASS R-3)										
Value at beginning of period	$27.34	$21.01	$20.96	$21.23	$21.90	$18.31	$15.43	$17.93	$16.47	$11.89
Value at end of period	$23.08	$27.34	$21.01	$20.96	$21.23	$21.90	$18.31	$15.43	$17.93	$16.47
Number of accumulation units outstanding at end of period	0	0	100	0	0	237	237	3,645	28,770	21,753
AMERICAN FUNDS® - FUNDAMENTAL INVESTORS℠ (CLASS R-3)										
(Funds were first received in this option during November 2010)										
Value at beginning of period	$21.09	$17.18	$15.34	$14.91	$13.76	$10.51	$9.02	$9.23	$8.62	
Value at end of period	$19.60	$21.09	$17.18	$15.34	$14.91	$13.76	$10.51	$9.02	$9.23	
Number of accumulation units outstanding at end of period	0	0	0	0	0	15,788	855	7,534	8,673	
AMERICAN FUNDS® - NEW PERSPECTIVE FUND® (CLASS R-3)										
Value at beginning of period	$31.62	$24.65	$24.33	$23.20	$22.59	$17.90	$14.89	$16.19	$14.44	$10.55
Value at end of period	$29.63	$31.62	$24.65	$24.33	$23.20	$22.59	$17.90	$14.89	$16.19	$14.44
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	0	0	15,459	14,448

	2018	2017	2016	2015	2014	2013	2012	2011	2010	2009
AMERICAN FUNDS® - THE GROWTH FUND OF AMERICA® (CLASS R-3)										
Value at beginning of period	$32.06	$25.54	$23.66	$22.56	$20.74	$15.57	$12.97	$13.70	$12.25	$9.15
Value at end of period	$30.97	$32.06	$25.54	$23.66	$22.56	$20.74	$15.57	$12.97	$13.70	$12.25
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	0	0	29,243	27,168
AMERICAN FUNDS® - THE INCOME FUND OF AMERICA® (CLASS R-3)										
(Funds were first received in this option during November 2010)										
Value at beginning of period	$24.84	$22.03	$20.03	$20.43	$18.95	$16.11	$14.46	$13.77	$13.22	
Value at end of period	$23.45	$24.84	$22.03	$20.03	$20.43	$18.95	$16.11	$14.46	$13.77	
Number of accumulation units outstanding at end of period	0	0	0	0	0	4,791	4,499	4,159	4,235	
COLUMBIA LARGE CAP VALUE FUND (ADVISOR CLASS)										
(Funds were first received in this option during November 2010)										
Value at beginning of period	$18.88	$16.18	$14.10	$14.41	$12.91	$9.86	$8.60	$9.12	$8.44	
Value at end of period	$16.79	$18.88	$16.18	$14.10	$14.41	$12.91	$9.86	$8.60	$9.12	
Number of accumulation units outstanding at end of period	0	0	0	0	0	3,648	3,485	3,285	5,954	
FRANKLIN MUTUAL GLOBAL DISCOVERY FUND (CLASS R)										
(Funds were first received in this option during June 2011)										
Value at beginning of period	$29.58	$27.10	$24.17	$25.17	$24.06	$19.27	$17.07	$18.35		
Value at end of period	$26.21	$29.58	$27.10	$24.17	$25.17	$24.06	$19.27	$17.07		
Number of accumulation units outstanding at end of period	0	0	0	0	0	154	100	35		
VOYA GLOBAL BOND PORTFOLIO (CLASS S)										
(Funds were first received in this option during November 2014)										
Value at beginning of period	$14.33	$13.13	$12.40	$13.00	$13.31					
Value at end of period	$14.00	$14.33	$13.13	$12.40	$13.00					
Number of accumulation units outstanding at end of period	0	0	4,923	5,253	4,980					
VOYA GLOBAL EQUITY PORTFOLIO (CLASS I)										
(Funds were first received in this option during March 2015)										
Value at beginning of period	$12.34	$9.99	$9.44	$10.04						
Value at end of period	$11.23	$12.34	$9.99	$9.44						
Number of accumulation units outstanding at end of period	1,805	1,347	1,341	136						
VOYA MIDCAP OPPORTUNITIES PORTFOLIO (CLASS I)										
(Funds were first received in this option during July 2017)										
Value at beginning of period	$17.79	$16.27								
Value at end of period	$16.41	$17.79								
Number of accumulation units outstanding at end of period	85	85								
VOYA REAL ESTATE FUND (CLASS A)										
Value at beginning of period	$31.93	$30.52	$29.55	$28.73	$22.10	$21.75	$18.89	$17.31	$13.60	$10.51
Value at end of period	$29.23	$31.93	$30.52	$29.55	$28.73	$22.10	$21.75	$18.89	$17.31	$13.60
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	0	0	8,436	7,255
VOYA SOLUTION 2025 PORTFOLIO (CLASS S2)										
(Funds were first received in this option during April 2010)										
Value at beginning of period	$19.14	$16.66	$15.78	$15.84	$15.05	$12.99	$11.48	$11.88	$11.07	
Value at end of period	$17.99	$19.14	$16.66	$15.78	$15.84	$15.05	$12.99	$11.48	$11.88	
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	0	0	6,456	
VOYA SOLUTION 2035 PORTFOLIO (CLASS S2)										
(Funds were first received in this option during April 2010)										
Value at beginning of period	$20.86	$17.52	$16.54	$16.66	$15.82	$13.18	$11.48	$12.08	$11.22	
Value at end of period	$19.08	$20.86	$17.52	$16.54	$16.66	$15.82	$13.18	$11.48	$12.08	
Number of accumulation units outstanding at end of period	0	0	88	88	88	88	0	0	2,456	
VOYA SOLUTION 2045 PORTFOLIO (CLASS S2)										
(Funds were first received in this option during April 2010)										
Value at beginning of period	$21.88	$18.11	$17.06	$17.28	$16.34	$13.28	$11.53	$12.20	$11.27	
Value at end of period	$19.59	$21.88	$18.11	$17.06	$17.28	$16.34	$13.28	$11.53	$12.20	
Number of accumulation units outstanding at end of period	0	0	19	19	19	19	0	0	14,135	

CFI 9

	2018	2017	2016	2015	2014	2013	2012	2011	2010	2009
VOYA SOLUTION INCOME PORTFOLIO (CLASS S2)										
(Funds were first received in this option during April 2010)										
Value at beginning of period	$15.43	$14.15	$13.59	$13.63	$12.92	$12.11	$11.07	$11.05	$10.51	
Value at end of period	$14.92	$15.43	$14.15	$13.59	$13.63	$12.92	$12.11	$11.07	$11.05	
Number of accumulation units outstanding at end of period	0	0	4,503	4,591	0	0	0	0	547	
VOYA STRATEGIC ALLOCATION GROWTH PORTFOLIO (CLASS I)										
(Funds were first received in this option during November 2017)										
Value at beginning of period	$21.83	$21.20								
Value at end of period	$19.96	$21.83								
Number of accumulation units outstanding at end of period	1,159	200								
VY® BARON GROWTH PORTFOLIO (CLASS S)										
Value at beginning of period	$36.00	$28.12	$26.74	$28.20	$27.07	$19.52	$16.34	$16.01	$12.67	$9.39
Value at end of period	$35.27	$36.00	$28.12	$26.74	$28.20	$27.07	$19.52	$16.34	$16.01	$12.67
Number of accumulation units outstanding at end of period	63	63	320	268	244	970	710	2,747	15,654	11,166
VY® COLUMBIA SMALL CAP VALUE II PORTFOLIO (CLASS S)										
(Funds were first received in this option during April 2016)										
Value at beginning of period	$22.86	$20.64	$16.33							
Value at end of period	$18.77	$22.86	$20.64							
Number of accumulation units outstanding at end of period	0	0	39							
VY® INVESCO COMSTOCK PORTFOLIO (CLASS S)										
Value at beginning of period	$27.29	$23.22	$19.75	$21.03	$19.30	$14.32	$12.08	$12.36	$10.75	$8.38
Value at end of period	$23.87	$27.29	$23.22	$19.75	$21.03	$19.30	$14.32	$12.08	$12.36	$10.75
Number of accumulation units outstanding at end of period	2,262	5,265	4,882	4,565	5,502	5,020	0	0	13,819	12,954
VY® INVESCO EQUITY AND INCOME PORTFOLIO (CLASS S)										
(Funds were first received in this option during July 2014)										
Value at beginning of period	$13.17	$11.92	$10.38	$10.64	$10.44					
Value at end of period	$11.88	$13.17	$11.92	$10.38	$10.64					
Number of accumulation units outstanding at end of period	10,887	10,168	10,448	7,725	7,103					
VY® JPMORGAN MID CAP VALUE PORTFOLIO (CLASS S)										
(Funds were first received in this option during November 2010)										
Value at beginning of period	$36.10	$31.79	$27.76	$28.67	$24.97	$19.01	$15.87	$15.61	$14.70	
Value at end of period	$31.65	$36.10	$31.79	$27.76	$28.67	$24.97	$19.01	$15.87	$15.61	
Number of accumulation units outstanding at end of period	0	0	0	0	0	8,195	0	0	683	
VY® T. ROWE PRICE DIVERSIFIED MID CAP GROWTH PORTFOLIO (CLASS I)										
(Funds were first received in this option during February 2013)										
Value at beginning of period	$29.60	$23.75	$22.15	$21.74	$19.47	$15.44				
Value at end of period	$28.60	$29.60	$23.75	$22.15	$21.74	$19.47				
Number of accumulation units outstanding at end of period	1,279	2,097	1,921	2,465	2,290	2,077				
VY® T. ROWE PRICE GROWTH EQUITY PORTFOLIO (CLASS S)										
(Funds were first received in this option during November 2010)										
Value at beginning of period	$34.88	$26.21	$25.93	$23.49	$21.70	$15.65	$13.21	$13.41	$12.85	
Value at end of period	$34.36	$34.88	$26.21	$25.93	$23.49	$21.70	$15.65	$13.21	$13.41	
Number of accumulation units outstanding at end of period	2,022	1,790	2,172	1,913	2,850	12,404	0	2,464	3,614	

TABLE 5

FOR CONTRACTS WITH A DAILY ASSET CHARGE OF 0.20%

(Selected data for accumulation units outstanding throughout each period)

	2018	2017	2016	2015	2014	2013	2012	2011	2010	2009
AMANA GROWTH FUND (INVESTOR CLASS)										
(Funds were first received in this option during October 2018)										
Value at beginning of period	$34.05									
Value at end of period	$29.71									
Number of accumulation units outstanding at end of period	947									
AMANA INCOME FUND (INVESTOR CLASS)										
(Funds were first received in this option during October 2018)										
Value at beginning of period	$27.91									
Value at end of period	$25.21									
Number of accumulation units outstanding at end of period	948									
AMERICAN CENTURY INVESTMENTS® INFLATION-ADJUSTED BOND FUND (INVESTOR CLASS)										
(Funds were first received in this option during October 2018)										
Value at beginning of period	$12.63									
Value at end of period	$12.49									
Number of accumulation units outstanding at end of period	1,511									
AMERICAN FUNDS® - AMERICAN BALANCED FUND® (CLASS R-3)										
(Funds were first received in this option during November 2014)										
Value at beginning of period	$24.84	$21.63	$20.03	$19.80	$19.47					
Value at end of period	$24.04	$24.84	$21.63	$20.03	$19.80					
Number of accumulation units outstanding at end of period	16	16	16	1,471	1,916					
AMERICAN FUNDS® - CAPITAL WORLD GROWTH AND INCOME FUND℠ (CLASS R-3)										
(Funds were first received in this option during February 2010)										
Value at beginning of period	$24.73	$19.94	$18.82	$19.34	$18.69	$15.04	$12.69	$13.80	$12.29	
Value at end of period	$22.07	$24.73	$19.94	$18.82	$19.34	$18.69	$15.04	$12.69	$13.80	
Number of accumulation units outstanding at end of period	21	21	21	21	21	21	21	21	36	
AMERICAN FUNDS® - EUROPACIFIC GROWTH FUND® (CLASS R-3)										
(Funds were first received in this option during February 2009)										
Value at beginning of period	$27.15	$20.88	$20.84	$21.12	$21.79	$18.23	$15.36	$17.87	$16.42	$10.96
Value at end of period	$22.90	$27.15	$20.88	$20.84	$21.12	$21.79	$18.23	$15.36	$17.87	$16.42
Number of accumulation units outstanding at end of period	645	141	176	23,589	41,007	10,836	11,568	93	149	8,573
AMERICAN FUNDS® - FUNDAMENTAL INVESTORS℠ (CLASS R-3)										
(Funds were first received in this option during October 2012)										
Value at beginning of period	$20.99	$17.11	$15.29	$14.87	$13.72	$10.49	$10.18			
Value at end of period	$19.49	$20.99	$17.11	$15.29	$14.87	$13.72	$10.49			
Number of accumulation units outstanding at end of period	12	12	24	28	22,238	15,678	12,297			
AMERICAN FUNDS® - NEW PERSPECTIVE FUND® (CLASS R-3)										
(Funds were first received in this option during November 2014)										
Value at beginning of period	$31.40	$24.50	$24.18	$23.08	$22.81					
Value at end of period	$29.41	$31.40	$24.50	$24.18	$23.08					
Number of accumulation units outstanding at end of period	22	22	22	10,091	12,208					

Condensed Financial Information (continued)

	2018	2017	2016	2015	2014	2013	2012	2011	2010	2009
AMERICAN FUNDS® - THE GROWTH FUND OF AMERICA® (CLASS R-3)										
(Funds were first received in this option during February 2010)										
Value at beginning of period	$31.84	$25.38	$23.52	$22.44	$20.64	$15.50	$12.92	$13.65	$12.08	
Value at end of period	$30.74	$31.84	$25.38	$23.52	$22.44	$20.64	$15.50	$12.92	$13.65	
Number of accumulation units outstanding at end of period	65	62	70	17,749	39,987	12,386	11,068	0	16	
AMERICAN FUNDS® - THE INCOME FUND OF AMERICA® (CLASS R-3)										
(Funds were first received in this option during February 2010)										
Value at beginning of period	$24.67	$21.89	$19.91	$20.32	$18.85	$16.04	$14.40	$13.72	$12.19	
Value at end of period	$23.28	$24.67	$21.89	$19.91	$20.32	$18.85	$16.04	$14.40	$13.72	
Number of accumulation units outstanding at end of period	10	10	10	15,672	13,460	0	0	0	0	
EATON VANCE LARGE-CAP VALUE FUND (CLASS R)										
(Funds were first received in this option during February 2010)										
Value at beginning of period	$25.63	$22.43	$20.57	$20.89	$18.91	$14.69	$12.74	$13.40	$12.14	
Value at end of period	$23.78	$25.63	$22.43	$20.57	$20.89	$18.91	$14.69	$12.74	$13.40	
Number of accumulation units outstanding at end of period	35	35	35	35	35	35	35	35	35	
FRANKLIN MUTUAL GLOBAL DISCOVERY FUND (CLASS R)										
(Funds were first received in this option during October 2012)										
Value at beginning of period	$29.37	$26.93	$24.03	$25.03	$23.94	$19.19	$18.78			
Value at end of period	$26.02	$29.37	$26.93	$24.03	$25.03	$23.94	$19.19			
Number of accumulation units outstanding at end of period	3	3	3	3	6,500	5,816	7,031			
PAX BALANCED FUND (INDIVIDUAL INVESTOR CLASS)										
(Funds were first received in this option during October 2018)										
Value at beginning of period	$21.67									
Value at end of period	$19.85									
Number of accumulation units outstanding at end of period	603									
VOYA GLOBAL EQUITY PORTFOLIO (CLASS I)										
(Funds were first received in this option during March 2015)										
Value at beginning of period	$12.32	$9.98	$9.43	$10.04						
Value at end of period	$11.21	$12.32	$9.98	$9.43						
Number of accumulation units outstanding at end of period	3,475	73	74	359						
VOYA GNMA INCOME FUND (CLASS A)										
(Funds were first received in this option during October 2018)										
Value at beginning of period	$15.82									
Value at end of period	$16.11									
Number of accumulation units outstanding at end of period	407									
VOYA INDEX SOLUTION 2025 PORTFOLIO (CLASS S2)										
(Funds were first received in this option during April 2010)										
Value at beginning of period	$18.76	$16.43	$15.43	$15.71	$14.92	$12.79	$11.36	$11.58	$10.95	
Value at end of period	$17.73	$18.76	$16.43	$15.43	$15.71	$14.92	$12.79	$11.36	$11.58	
Number of accumulation units outstanding at end of period	76	76	76	76	76	76	76	76	162	
VOYA INDEX SOLUTION 2035 PORTFOLIO (CLASS S2)										
(Funds were first received in this option during April 2010)										
Value at beginning of period	$20.76	$17.61	$16.39	$16.72	$15.84	$13.04	$11.36	$11.78	$11.09	
Value at end of period	$19.24	$20.76	$17.61	$16.39	$16.72	$15.84	$13.04	$11.36	$11.78	
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	0	0	712	
VOYA INDEX SOLUTION 2045 PORTFOLIO (CLASS S2)										
(Funds were first received in this option during April 2010)										
Value at beginning of period	$21.79	$18.20	$16.90	$17.28	$16.34	$13.22	$11.45	$11.99	$11.24	
Value at end of period	$19.89	$21.79	$18.20	$16.90	$17.28	$16.34	$13.22	$11.45	$11.99	
Number of accumulation units outstanding at end of period	0	274	274	274	274	274	274	496	496	

Condensed Financial Information (continued)

	2018	2017	2016	2015	2014	2013	2012	2011	2010	2009
VOYA INDEX SOLUTION INCOME PORTFOLIO (CLASS S2)										
(Funds were first received in this option during August 2015)										
Value at beginning of period	$15.19	$13.98	$13.37	$13.66						
Value at end of period	$14.65	$15.19	$13.98	$13.37						
Number of accumulation units outstanding at end of period	0	0	0	0						
VOYA INTERMEDIATE BOND FUND (CLASS A)										
(Funds were first received in this option during February 2009)										
Value at beginning of period	$17.01	$16.31	$15.75	$15.73	$14.80	$14.95	$13.76	$12.79	$11.69	$10.28
Value at end of period	$16.87	$17.01	$16.31	$15.75	$15.73	$14.80	$14.95	$13.76	$12.79	$11.69
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	0	0	0	9,115
VOYA INTERNATIONAL INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during October 2018)										
Value at beginning of period	$11.51									
Value at end of period	$10.06									
Number of accumulation units outstanding at end of period	556									
VOYA LARGE CAP GROWTH PORTFOLIO (CLASS S)										
(Funds were first received in this option during July 2014)										
Value at beginning of period	$25.50	$19.74	$19.08	$18.02	$16.90					
Value at end of period	$25.01	$25.50	$19.74	$19.08	$18.02					
Number of accumulation units outstanding at end of period	537	163	138	103	17,164					
VOYA MIDCAP OPPORTUNITIES PORTFOLIO (CLASS I)										
(Funds were first received in this option during July 2017)										
Value at beginning of period	$17.75	$16.23								
Value at end of period	$16.36	$17.75								
Number of accumulation units outstanding at end of period	2,001	112								
VOYA MULTI-MANAGER INTERNATIONAL SMALL CAP FUND (CLASS A)										
(Funds were first received in this option during February 2009)										
Value at beginning of period	$29.93	$22.23	$22.44	$20.82	$22.22	$17.33	$14.45	$17.58	$14.14	$8.91
Value at end of period	$23.28	$29.93	$22.23	$22.44	$20.82	$22.22	$17.33	$14.45	$17.58	$14.14
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	0	0	0	3,758
VOYA REAL ESTATE FUND (CLASS A)										
(Funds were first received in this option during November 2014)										
Value at beginning of period	$31.71	$30.32	$29.37	$28.57	$27.61					
Value at end of period	$29.02	$31.71	$30.32	$29.37	$28.57					
Number of accumulation units outstanding at end of period	3	3	3	5,321	6,679					
VOYA RUSSELL™ LARGE CAP GROWTH INDEX PORTFOLIO (CLASS S)										
(Funds were first received in this option during October 2018)										
Value at beginning of period	$43.37									
Value at end of period	$36.27									
Number of accumulation units outstanding at end of period	679									
VOYA RUSSELL™ MID CAP INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during October 2018)										
Value at beginning of period	$24.08									
Value at end of period	$20.43									
Number of accumulation units outstanding at end of period	161									
VOYA RUSSELL™ SMALL CAP INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during October 2018)										
Value at beginning of period	$25.19									
Value at end of period	$20.34									
Number of accumulation units outstanding at end of period	402									

Condensed Financial Information (continued)

	2018	2017	2016	2015	2014	2013	2012	2011	2010	2009
VOYA SMALL COMPANY PORTFOLIO (CLASS I)										
(Funds were first received in this option during October 2012)										
Value at beginning of period	$36.39	$32.77	$26.37	$26.64	$25.05	$18.22	$17.49			
Value at end of period	$30.57	$36.39	$32.77	$26.37	$26.64	$25.05	$18.22			
Number of accumulation units outstanding at end of period	2	2	38	38	5,360	3,264	2,726			
VOYA SOLUTION 2025 PORTFOLIO (CLASS S2)										
(Funds were first received in this option during October 2012)										
Value at beginning of period	$19.07	$16.60	$15.73	$15.80	$15.02	$12.97	$12.66			
Value at end of period	$17.91	$19.07	$16.60	$15.73	$15.80	$15.02	$12.97			
Number of accumulation units outstanding at end of period	30	30	59	959	9,256	7,586	6,509			
VOYA SOLUTION 2035 PORTFOLIO (CLASS S2)										
(Funds were first received in this option during October 2012)										
Value at beginning of period	$20.78	$17.46	$16.49	$16.62	$15.79	$13.17	$12.80			
Value at end of period	$18.99	$20.78	$17.46	$16.49	$16.62	$15.79	$13.17			
Number of accumulation units outstanding at end of period	555	494	4	2,294	19,926	16,438	14,384			
VOYA SOLUTION 2045 PORTFOLIO (CLASS S2)										
(Funds were first received in this option during October 2012)										
Value at beginning of period	$21.80	$18.05	$17.01	$17.23	$16.31	$13.26	$12.85			
Value at end of period	$19.50	$21.80	$18.05	$17.01	$17.23	$16.31	$13.26			
Number of accumulation units outstanding at end of period	513	472	0	885	2,841	1,273	838			
VOYA SOLUTION 2055 PORTFOLIO (CLASS S2)										
(Funds were first received in this option during October 2012)										
Value at beginning of period	$20.89	$17.22	$16.24	$16.44	$15.53	$12.61	$12.23			
Value at end of period	$18.62	$20.89	$17.22	$16.24	$16.44	$15.53	$12.61			
Number of accumulation units outstanding at end of period	46	46	1	251	2,612	901	302			
VOYA SOLUTION INCOME PORTFOLIO (CLASS S2)										
(Funds were first received in this option during October 2012)										
Value at beginning of period	$15.37	$14.10	$13.55	$13.59	$12.90	$12.09	$11.98			
Value at end of period	$14.85	$15.37	$14.10	$13.55	$13.59	$12.90	$12.09			
Number of accumulation units outstanding at end of period	3	3	267	16,890	24,466	3,144	2,377			
VY® AMERICAN CENTURY SMALL–MID CAP VALUE PORTFOLIO (CLASS S)										
(Funds were first received in this option during February 2010)										
Value at beginning of period	$37.99	$34.25	$27.67	$28.21	$25.13	$19.17	$16.51	$17.08	$14.25	
Value at end of period	$32.47	$37.99	$34.25	$27.67	$28.21	$25.13	$19.17	$16.51	$17.08	
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	0	0	0	
VY® BARON GROWTH PORTFOLIO (CLASS S)										
(Funds were first received in this option during February 2009)										
Value at beginning of period	$35.75	$27.94	$26.58	$28.05	$26.93	$19.44	$16.27	$15.95	$12.64	$8.75
Value at end of period	$35.01	$35.75	$27.94	$26.58	$28.05	$26.93	$19.44	$16.27	$15.95	$12.64
Number of accumulation units outstanding at end of period	0	0	0	2,046	1,711	0	0	0	0	445
VY® CLARION REAL ESTATE PORTFOLIO (CLASS S)										
(Funds were first received in this option during October 2018)										
Value at beginning of period	$19.75									
Value at end of period	$18.39									
Number of accumulation units outstanding at end of period	109									
VY® COLUMBIA CONTRARIAN CORE PORTFOLIO (CLASS S)										
(Funds were first received in this option during February 2009)										
Value at beginning of period	$24.86	$20.49	$18.94	$18.43	$16.37	$12.17	$10.86	$11.42	$10.21	$7.12
Value at end of period	$22.58	$24.86	$20.49	$18.94	$18.43	$16.37	$12.17	$10.86	$11.42	$10.21
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	0	0	0	13,739

CFI 14

Condensed Financial Information (continued)

	2018	2017	2016	2015	2014	2013	2012	2011	2010	2009
VY® JPMORGAN EMERGING MARKETS EQUITY PORTFOLIO (CLASS S)										
(Funds were first received in this option during October 2018)										
Value at beginning of period	$17.33									
Value at end of period	$16.23									
Number of accumulation units outstanding at end of period	2,674									
VY® T. ROWE PRICE GROWTH EQUITY PORTFOLIO (CLASS S)										
(Funds were first received in this option during February 2009)										
Value at beginning of period	$34.64	$26.05	$25.78	$23.36	$21.59	$15.58	$13.16	$13.36	$11.48	$8.11
Value at end of period	$34.11	$34.64	$26.05	$25.78	$23.36	$21.59	$15.58	$13.16	$13.36	$11.48
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	0	0	0	4,311

TABLE 6

FOR CONTRACTS WITH A DAILY ASSET CHARGE OF 0.25%

(Selected data for accumulation units outstanding throughout each period)

	2018	2017	2016	2015	2014	2013	2012	2011	2010	2009
AMERICAN FUNDS® - FUNDAMENTAL INVESTORS[SM] (CLASS R-3)										
(Funds were first received in this option during September 2009)										
Value at beginning of period	$20.89	$17.03	$15.23	$14.82	$13.68	$10.46	$8.98	$9.21	$8.12	$7.47
Value at end of period	$19.39	$20.89	$17.03	$15.23	$14.82	$13.68	$10.46	$8.98	$9.21	$8.12
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	0	12,234	9,132	19,526
COLUMBIA LARGE CAP VALUE FUND (ADVISOR CLASS)										
(Funds were first received in this option during September 2009)										
Value at beginning of period	$18.70	$16.04	$13.99	$14.31	$12.83	$9.81	$8.57	$9.09	$7.85	$7.25
Value at end of period	$16.62	$18.70	$16.04	$13.99	$14.31	$12.83	$9.81	$8.57	$9.09	$7.85
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	0	0	0	20,138
EATON VANCE LARGE-CAP VALUE FUND (CLASS R)										
(Funds were first received in this option during March 2012)										
Value at beginning of period	$25.52	$22.35	$20.50	$20.83	$18.87	$14.66	$13.74			
Value at end of period	$23.67	$25.52	$22.35	$20.50	$20.83	$18.87	$14.66			
Number of accumulation units outstanding at end of period	0	0	0	0	0	2,609	2,851			
FIDELITY® VIP CONTRAFUND® PORTFOLIO (INITIAL CLASS)										
(Funds were first received in this option during November 2017)										
Value at beginning of period	$32.63	$31.90								
Value at end of period	$30.35	$32.63								
Number of accumulation units outstanding at end of period	0	2,344								
FRANKLIN MUTUAL GLOBAL DISCOVERY FUND (CLASS R)										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$29.17	$26.75	$23.88	$24.90	$23.82	$19.10	$16.93	$17.53	$15.86	$15.56
Value at end of period	$25.83	$29.17	$26.75	$23.88	$24.90	$23.82	$19.10	$16.93	$17.53	$15.86
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	0	6,364	5,474	4,752
VOYA GLOBAL BOND PORTFOLIO (CLASS S)										
(Funds were first received in this option during October 2011)										
Value at beginning of period	$14.18	$13.00	$12.29	$12.91	$12.92	$13.53	$12.60	$12.43		
Value at end of period	$13.83	$14.18	$13.00	$12.29	$12.91	$12.92	$13.53	$12.60		
Number of accumulation units outstanding at end of period	0	3,258	0	7,399	6,711	5,794	5,359	5,187		

Condensed Financial Information (continued)

	2018	2017	2016	2015	2014	2013	2012	2011	2010	2009
VOYA GOVERNMENT MONEY MARKET PORTFOLIO (CLASS I)										
(Funds were first received in this option during November 2017)										
Value at beginning of period	$10.77	$10.76								
Value at end of period	$10.85	$10.77								
Number of accumulation units outstanding at end of period	0	169								
VOYA HIGH YIELD PORTFOLIO (CLASS S)										
(Funds were first received in this option during July 2017)										
Value at beginning of period	$21.13	$20.93								
Value at end of period	$20.38	$21.13								
Number of accumulation units outstanding at end of period	1,341	1,747								
VOYA LARGE CAP GROWTH PORTFOLIO (CLASS S)										
(Funds were first received in this option during September 2016)										
Value at beginning of period	$25.41	$19.68	$19.76							
Value at end of period	$24.91	$25.41	$19.68							
Number of accumulation units outstanding at end of period	2,776	1,524	369							
VOYA SOLUTION 2025 PORTFOLIO (CLASS S2)										
(Funds were first received in this option during April 2010)										
Value at beginning of period	$18.99	$16.55	$15.69	$15.76	$14.99	$12.95	$11.45	$11.87	$11.06	
Value at end of period	$17.83	$18.99	$16.55	$15.69	$15.76	$14.99	$12.95	$11.45	$11.87	
Number of accumulation units outstanding at end of period	1,477	0	0	0	455	142	65	7,411	5,774	
VOYA SOLUTION 2035 PORTFOLIO (CLASS S2)										
(Funds were first received in this option during April 2010)										
Value at beginning of period	$20.70	$17.40	$16.44	$16.58	$15.76	$13.15	$11.46	$12.07	$11.22	
Value at end of period	$18.91	$20.70	$17.40	$16.44	$16.58	$15.76	$13.15	$11.46	$12.07	
Number of accumulation units outstanding at end of period	885	617	345	113	0	2,164	1,620	13,415	10,986	
VOYA SOLUTION 2045 PORTFOLIO (CLASS S2)										
(Funds were first received in this option during April 2010)										
Value at beginning of period	$21.71	$17.98	$16.96	$17.19	$16.28	$13.24	$11.50	$12.19	$11.27	
Value at end of period	$19.42	$21.71	$17.98	$16.96	$17.19	$16.28	$13.24	$11.50	$12.19	
Number of accumulation units outstanding at end of period	1,622	1,078	2,608	3,055	2,219	2,521	1,524	1,027	699	
VOYA SOLUTION 2055 PORTFOLIO (CLASS S2)										
(Funds were first received in this option during October 2011)										
Value at beginning of period	$20.81	$17.16	$16.20	$16.41	$15.50	$12.59	$10.95	$11.45		
Value at end of period	$18.54	$20.81	$17.16	$16.20	$16.41	$15.50	$12.59	$10.95		
Number of accumulation units outstanding at end of period	3,442	2,778	2,541	1,553	745	218	15	48		
VOYA SOLUTION INCOME PORTFOLIO (CLASS S2)										
(Funds were first received in this option during April 2010)										
Value at beginning of period	$15.31	$14.05	$13.51	$13.56	$12.87	$12.08	$11.04	$11.04	$10.51	
Value at end of period	$14.78	$15.31	$14.05	$13.51	$13.56	$12.87	$12.08	$11.04	$11.04	
Number of accumulation units outstanding at end of period	0	2,972	0	0	0	21,874	21,202	23,282	35,516	
VY® AMERICAN CENTURY SMALL-MID CAP VALUE PORTFOLIO (CLASS S)										
(Funds were first received in this option during September 2009)										
Value at beginning of period	$37.72	$34.03	$27.50	$28.06	$25.01	$19.09	$16.44	$17.02	$13.99	$12.70
Value at end of period	$32.23	$37.72	$34.03	$27.50	$28.06	$25.01	$19.09	$16.44	$17.02	$13.99
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	0	0	0	1,546
VY® COLUMBIA SMALL CAP VALUE II PORTFOLIO (CLASS S)										
(Funds were first received in this option during November 2017)										
Value at beginning of period	$22.60	$22.06								
Value at end of period	$18.54	$22.60								
Number of accumulation units outstanding at end of period	0	115								

CFI 16

Condensed Financial Information (continued)

	2018	2017	2016	2015	2014	2013	2012	2011	2010	2009
VY® JPMORGAN MID CAP VALUE PORTFOLIO (CLASS S)										
(Funds were first received in this option during May 2014)										
Value at beginning of period	$35.60	$31.38	$27.43	$28.36	$26.00					
Value at end of period	$31.18	$35.60	$31.38	$27.43	$28.36					
Number of accumulation units outstanding at end of period	0	0	0	0	454					
VY® PIONEER HIGH YIELD PORTFOLIO (CLASS S)										
(Funds were first received in this option during September 2013)										
Value at beginning of period	$22.82	$21.34	$18.78	$19.78	$19.81	$18.85				
Value at end of period	$22.10	$22.82	$21.34	$18.78	$19.78	$19.81				
Number of accumulation units outstanding at end of period	0	0	894	1,354	2,217	1,993				
VY® T. ROWE PRICE DIVERSIFIED MID CAP GROWTH PORTFOLIO (CLASS S)										
(Funds were first received in this option during September 2016)										
Value at beginning of period	$32.48	$26.17	$26.27							
Value at end of period	$31.29	$32.48	$26.17							
Number of accumulation units outstanding at end of period	4,750	2,919	2,239							
VY® T. ROWE PRICE EQUITY INCOME PORTFOLIO (CLASS S)										
(Funds were first received in this option during November 2017)										
Value at beginning of period	$26.36	$25.51								
Value at end of period	$23.82	$26.36								
Number of accumulation units outstanding at end of period	0	416								
VY® T. ROWE PRICE GROWTH EQUITY PORTFOLIO (CLASS S)										
(Funds were first received in this option during October 2011)										
Value at beginning of period	$34.40	$25.88	$25.62	$23.24	$21.49	$15.51	$13.11	$12.10		
Value at end of period	$33.86	$34.40	$25.88	$25.62	$23.24	$21.49	$15.51	$13.11		
Number of accumulation units outstanding at end of period	13,169	13,970	13,403	15,261	15,966	14,977	13,622	10,469		

TABLE 7

FOR CONTRACTS WITH A DAILY ASSET CHARGE OF 0.30%

(Selected data for accumulation units outstanding throughout each period)

	2018	2017	2016	2015	2014	2013	2012
AMERICAN FUNDS® - CAPITAL WORLD GROWTH AND INCOME FUND[SM] (CLASS R-3)							
(Funds were first received in this option during March 2012)							
Value at beginning of period	$24.52	$19.78	$18.69	$19.23	$18.60	$14.99	$13.56
Value at end of period	$21.86	$24.52	$19.78	$18.69	$19.23	$18.60	$14.99
Number of accumulation units outstanding at end of period	4,685	7,267	7,679	7,568	7,366	6,565	7,150
AMERICAN FUNDS® - EUROPACIFIC GROWTH FUND® (CLASS R-3)							
(Funds were first received in this option during March 2012)							
Value at beginning of period	$26.78	$20.61	$20.59	$20.89	$21.58	$18.07	$16.52
Value at end of period	$22.57	$26.78	$20.61	$20.59	$20.89	$21.58	$18.07
Number of accumulation units outstanding at end of period	4,269	5,317	20,068	5,921	7,270	4,589	4,431
AMERICAN FUNDS® - NEW PERSPECTIVE FUND® (CLASS R-3)							
(Funds were first received in this option during February 2014)							
Value at beginning of period	$30.97	$24.18	$23.90	$22.83	$22.23		
Value at end of period	$28.97	$30.97	$24.18	$23.90	$22.83		
Number of accumulation units outstanding at end of period	0	0	0	418	1,073		

Condensed Financial Information (continued)

	2018	2017	2016	2015	2014	2013	2012
AMERICAN FUNDS® - THE GROWTH FUND OF AMERICA® (CLASS R-3)							
(Funds were first received in this option during March 2012)							
Value at beginning of period	$31.40	$25.05	$23.24	$22.19	$20.43	$15.36	$14.00
Value at end of period	$30.29	$31.40	$25.05	$23.24	$22.19	$20.43	$15.36
Number of accumulation units outstanding at end of period	13,494	15,050	36,039	19,513	20,586	17,067	15,986
AMERICAN FUNDS® - THE INCOME FUND OF AMERICA® (CLASS R-3)							
(Funds were first received in this option during March 2012)							
Value at beginning of period	$24.33	$21.60	$19.67	$20.10	$18.67	$15.90	$14.70
Value at end of period	$22.93	$24.33	$21.60	$19.67	$20.10	$18.67	$15.90
Number of accumulation units outstanding at end of period	2,618	4,569	4,962	5,152	5,255	7,173	6,731
TEMPLETON FOREIGN FUND (CLASS A)							
(Funds were first received in this option during June 2017)							
Value at beginning of period	$20.89	$19.86					
Value at end of period	$17.67	$20.89					
Number of accumulation units outstanding at end of period	182	89					
VOYA INDEX SOLUTION 2025 PORTFOLIO (CLASS S2)							
(Funds were first received in this option during February 2014)							
Value at beginning of period	$18.61	$16.32	$15.34	$15.64	$14.95		
Value at end of period	$17.58	$18.61	$16.32	$15.34	$15.64		
Number of accumulation units outstanding at end of period	0	3,052	0	0	30,822		
VOYA INDEX SOLUTION 2045 PORTFOLIO (CLASS S2)							
(Funds were first received in this option during February 2014)							
Value at beginning of period	$21.61	$18.07	$16.80	$17.19	$16.27		
Value at end of period	$19.71	$21.61	$18.07	$16.80	$17.19		
Number of accumulation units outstanding at end of period	0	0	0	0	315		
VOYA INDEX SOLUTION 2055 PORTFOLIO (CLASS S2)							
(Funds were first received in this option during May 2014)							
Value at beginning of period	$20.95	$17.44	$16.24	$16.63	$15.93		
Value at end of period	$19.06	$20.95	$17.44	$16.24	$16.63		
Number of accumulation units outstanding at end of period	0	0	0	0	298		
VOYA INDEX SOLUTION INCOME PORTFOLIO (CLASS S2)							
(Funds were first received in this option during May 2014)							
Value at beginning of period	$15.07	$13.89	$13.29	$13.50	$13.15		
Value at end of period	$14.52	$15.07	$13.89	$13.29	$13.50		
Number of accumulation units outstanding at end of period	0	0	0	0	91		
VOYA INTERMEDIATE BOND FUND (CLASS A)							
(Funds were first received in this option during February 2014)							
Value at beginning of period	$16.77	$16.10	$15.56	$15.56	$14.91		
Value at end of period	$16.62	$16.77	$16.10	$15.56	$15.56		
Number of accumulation units outstanding at end of period	0	0	0	684	648		
VOYA SMALL COMPANY PORTFOLIO (CLASS I)							
(Funds were first received in this option during February 2014)							
Value at beginning of period	$35.89	$32.35	$26.06	$26.35	$24.50		
Value at end of period	$30.11	$35.89	$32.35	$26.06	$26.35		
Number of accumulation units outstanding at end of period	0	0	0	220	2,826		
VOYA SOLUTION 2025 PORTFOLIO (CLASS S2)							
(Funds were first received in this option during February 2014)							
Value at beginning of period	$18.92	$16.49	$15.64	$15.72	$15.03		
Value at end of period	$17.75	$18.92	$16.49	$15.64	$15.72		
Number of accumulation units outstanding at end of period	0	0	3,688	8,625	7,914		

CFI 18

Condensed Financial Information (continued)

	2018	2017	2016	2015	2014	2013	2012
VOYA SOLUTION 2035 PORTFOLIO (CLASS S2)							
(Funds were first received in this option during February 2014)							
Value at beginning of period	$20.62	$17.34	$16.39	$16.54	$15.72		
Value at end of period	$18.83	$20.62	$17.34	$16.39	$16.54		
Number of accumulation units outstanding at end of period	0	0	17,026	2,305	3,102		
VOYA SOLUTION 2045 PORTFOLIO (CLASS S2)							
(Funds were first received in this option during May 2012)							
Value at beginning of period	$21.62	$17.92	$16.91	$17.15	$16.25	$13.22	$11.89
Value at end of period	$19.33	$21.62	$17.92	$16.91	$17.15	$16.25	$13.22
Number of accumulation units outstanding at end of period	0	0	85,046	1,306	1,276	0	28
VOYA SOLUTION INCOME PORTFOLIO (CLASS S2)							
(Funds were first received in this option during May 2012)							
Value at beginning of period	$15.25	$14.00	$13.47	$13.53	$12.85	$12.06	$11.44
Value at end of period	$14.72	$15.25	$14.00	$13.47	$13.53	$12.85	$12.06
Number of accumulation units outstanding at end of period	2,802	2,803	7,513	4,983	1,487	1,653	2,308
VY® AMERICAN CENTURY SMALL-MID CAP VALUE PORTFOLIO (CLASS S)							
(Funds were first received in this option during September 2013)							
Value at beginning of period	$37.46	$33.81	$27.34	$27.91	$24.89	$22.75	
Value at end of period	$31.99	$37.46	$33.81	$27.34	$27.91	$24.89	
Number of accumulation units outstanding at end of period	2,310	2,802	10,994	3,298	1,780	500	
VY® BARON GROWTH PORTFOLIO (CLASS S)							
(Funds were first received in this option during February 2014)							
Value at beginning of period	$35.26	$27.58	$26.27	$27.74	$26.52		
Value at end of period	$34.49	$35.26	$27.58	$26.27	$27.74		
Number of accumulation units outstanding at end of period	0	0	1,656	65	1,528		
VY® JPMORGAN MID CAP VALUE PORTFOLIO (CLASS S)							
(Funds were first received in this option during March 2013)							
Value at beginning of period	$35.36	$31.18	$27.27	$28.21	$24.60	$20.16	
Value at end of period	$30.95	$35.36	$31.18	$27.27	$28.21	$24.60	
Number of accumulation units outstanding at end of period	1,238	1,390	1,536	1,890	3,674	1,799	

TABLE 8
FOR CONTRACTS WITH A DAILY ASSET CHARGE OF 0.35%
(Selected data for accumulation units outstanding throughout each period)

	2018	2017	2016	2015	2014	2013	2012	2011	2010	2009
AMERICAN FUNDS® - AMERICAN BALANCED FUND® (CLASS R-3)										
Value at beginning of period	$24.33	$21.22	$19.67	$19.48	$18.02	$14.90	$13.14	$12.74	$11.35	$9.43
Value at end of period	$23.51	$24.33	$21.22	$19.67	$19.48	$18.02	$14.90	$13.14	$12.74	$11.35
Number of accumulation units outstanding at end of period	34,167	32,585	36,759	74,238	71,569	68,654	35,310	44,233	5,760	10,010
AMERICAN FUNDS® - CAPITAL WORLD GROWTH AND INCOME FUND[SM] **(CLASS R-3)**										
(Funds were first received in this option during May 2012)										
Value at beginning of period	$24.41	$19.71	$18.63	$19.17	$18.56	$14.96	$13.50			
Value at end of period	$21.75	$24.41	$19.71	$18.63	$19.17	$18.56	$14.96			
Number of accumulation units outstanding at end of period	11	6	11,392	3,192	2,454	0	1			

CFI 19

Condensed Financial Information (continued)

	2018	2017	2016	2015	2014	2013	2012	2011	2010	2009
AMERICAN FUNDS® - EUROPACIFIC GROWTH FUND® (CLASS R-3)										
Value at beginning of period	$26.59	$20.48	$20.47	$20.77	$21.47	$17.99	$15.18	$17.69	$16.27	$11.77
Value at end of period	$22.40	$26.59	$20.48	$20.47	$20.77	$21.47	$17.99	$15.18	$17.69	$16.27
Number of accumulation units outstanding at end of period	25,127	28,284	49,016	59,206	71,182	84,165	132,244	106,249	106,406	102,805
AMERICAN FUNDS® - FUNDAMENTAL INVESTORS℠ (CLASS R-3)										
(Funds were first received in this option during October 2010)										
Value at beginning of period	$20.69	$16.89	$15.11	$14.72	$13.61	$10.41	$8.95	$9.18	$8.62	
Value at end of period	$19.18	$20.69	$16.89	$15.11	$14.72	$13.61	$10.41	$8.95	$9.18	
Number of accumulation units outstanding at end of period	13	9	37,145	35,612	35,739	6	4,181	5,675	115	
AMERICAN FUNDS® - NEW PERSPECTIVE FUND® (CLASS R-3)										
Value at beginning of period	$30.76	$24.03	$23.75	$22.70	$22.15	$17.58	$14.65	$15.97	$14.27	$10.44
Value at end of period	$28.76	$30.76	$24.03	$23.75	$22.70	$22.15	$17.58	$14.65	$15.97	$14.27
Number of accumulation units outstanding at end of period	13,954	17,870	16,585	15,622	15,840	16,615	26,532	24,827	13,126	11,366
AMERICAN FUNDS® - THE GROWTH FUND OF AMERICA® (CLASS R-3)										
Value at beginning of period	$31.18	$24.89	$23.10	$22.07	$20.33	$15.29	$12.77	$13.51	$12.11	$9.06
Value at end of period	$30.06	$31.18	$24.89	$23.10	$22.07	$20.33	$15.29	$12.77	$13.51	$12.11
Number of accumulation units outstanding at end of period	45,181	54,479	83,372	81,754	130,193	148,489	137,682	118,453	123,927	121,108
AMERICAN FUNDS® - THE INCOME FUND OF AMERICA® (CLASS R-3)										
Value at beginning of period	$24.16	$21.47	$19.55	$19.99	$18.57	$15.83	$14.23	$13.58	$12.21	$9.88
Value at end of period	$22.76	$24.16	$21.47	$19.55	$19.99	$18.57	$15.83	$14.23	$13.58	$12.21
Number of accumulation units outstanding at end of period	0	2,728	6,506	2,638	0	0	0	0	0	2,242
AMERICAN FUNDS® - WASHINGTON MUTUAL INVESTORS FUND℠ (CLASS R-3)										
Value at beginning of period	$27.08	$22.70	$20.16	$20.33	$18.41	$14.05	$12.58	$11.84	$10.51	$8.90
Value at end of period	$26.10	$27.08	$22.70	$20.16	$20.33	$18.41	$14.05	$12.58	$11.84	$10.51
Number of accumulation units outstanding at end of period	30,656	35,264	37,163	30,888	73,777	99,401	97,018	68,259	1,599	5,604
COLUMBIA LARGE CAP VALUE FUND (ADVISOR CLASS)										
(Funds were first received in this option during February 2014)										
Value at beginning of period	$18.52	$15.90	$13.89	$14.22	$12.57					
Value at end of period	$16.44	$18.52	$15.90	$13.89	$14.22					
Number of accumulation units outstanding at end of period	7	0	6,839	7,140	6,388					
FRANKLIN MUTUAL GLOBAL DISCOVERY FUND (CLASS R)										
Value at beginning of period	$28.77	$26.41	$23.60	$24.63	$23.59	$18.93	$16.80	$17.41	$15.76	$13.10
Value at end of period	$25.44	$28.77	$26.41	$23.60	$24.63	$23.59	$18.93	$16.80	$17.41	$15.76
Number of accumulation units outstanding at end of period	396	3,983	4,152	2,423	15,578	23,725	23,664	14,695	63,138	53,941
T. ROWE PRICE MID-CAP VALUE FUND (R CLASS)										
Value at beginning of period	$33.80	$30.54	$24.77	$25.87	$23.58	$18.08	$15.25	$16.16	$13.99	$9.62
Value at end of period	$29.95	$33.80	$30.54	$24.77	$25.87	$23.58	$18.08	$15.25	$16.16	$13.99
Number of accumulation units outstanding at end of period	10,359	10,651	12,400	12,761	13,138	13,020	15,979	15,725	80	5,820
VOYA GLOBAL BOND PORTFOLIO (CLASS S)										
(Funds were first received in this option during February 2009)										
Value at beginning of period	$14.03	$12.88	$12.19	$12.81	$12.83	$13.45	$12.54	$12.16	$10.56	$8.23
Value at end of period	$13.67	$14.03	$12.88	$12.19	$12.81	$12.83	$13.45	$12.54	$12.16	$10.56
Number of accumulation units outstanding at end of period	0	7,947	9,429	0	0	0	0	73	20,948	18,471
VOYA GLOBAL EQUITY PORTFOLIO (CLASS I)										
(Funds were first received in this option during April 2015)										
Value at beginning of period	$12.27	$9.95	$9.42	$10.43						
Value at end of period	$11.14	$12.27	$9.95	$9.42						
Number of accumulation units outstanding at end of period	0	345	346	341						

Condensed Financial Information (continued)

	2018	2017	2016	2015	2014	2013	2012	2011	2010	2009
VOYA GLOBAL REAL ESTATE FUND (CLASS A)										
(Funds were first received in this option during February 2014)										
Value at beginning of period	$23.54	$21.45	$21.50	$22.00	$19.67					
Value at end of period	$21.35	$23.54	$21.45	$21.50	$22.00					
Number of accumulation units outstanding at end of period	5	0	5,194	4,827	4,281					
VOYA GNMA INCOME FUND (CLASS A)										
Value at beginning of period	$15.67	$15.49	$15.30	$15.11	$14.45	$14.77	$14.41	$13.46	$12.72	$12.16
Value at end of period	$15.75	$15.67	$15.49	$15.30	$15.11	$14.45	$14.77	$14.41	$13.46	$12.72
Number of accumulation units outstanding at end of period	11,024	17,410	22,429	22,516	21,957	19,363	17,654	16,294	31,662	30,914
VOYA INDEX SOLUTION 2025 PORTFOLIO (CLASS S2)										
(Funds were first received in this option during April 2011)										
Value at beginning of period	$18.54	$16.26	$15.29	$15.60	$14.83	$12.74	$11.32	$12.07		
Value at end of period	$17.50	$18.54	$16.26	$15.29	$15.60	$14.83	$12.74	$11.32		
Number of accumulation units outstanding at end of period	0	58,860	99,631	7,131	5,778	0	4,617	2,076		
VOYA INDEX SOLUTION 2035 PORTFOLIO (CLASS S2)										
(Funds were first received in this option during July 2011)										
Value at beginning of period	$20.52	$17.43	$16.25	$16.60	$15.75	$12.98	$11.32	$12.19		
Value at end of period	$18.99	$20.52	$17.43	$16.25	$16.60	$15.75	$12.98	$11.32		
Number of accumulation units outstanding at end of period	0	25,842	61,986	110	21	384	445	46		
VOYA INDEX SOLUTION 2045 PORTFOLIO (CLASS S2)										
(Funds were first received in this option during October 2012)										
Value at beginning of period	$21.53	$18.01	$16.75	$17.15	$16.25	$13.16	$12.97			
Value at end of period	$19.63	$21.53	$18.01	$16.75	$17.15	$16.25	$13.16			
Number of accumulation units outstanding at end of period	0	29,487	69,458	795	155	0	226			
VOYA INDEX SOLUTION 2055 PORTFOLIO (CLASS S2)										
(Funds were first received in this option during August 2012)										
Value at beginning of period	$20.87	$17.38	$16.19	$16.59	$15.68	$12.70	$12.08			
Value at end of period	$18.97	$20.87	$17.38	$16.19	$16.59	$15.68	$12.70			
Number of accumulation units outstanding at end of period	0	6,267	5,421	653	0	0	386			
VOYA INDEX SOLUTION INCOME PORTFOLIO (CLASS S2)										
(Funds were first received in this option during February 2014)										
Value at beginning of period	$15.02	$13.84	$13.25	$13.47	$12.82					
Value at end of period	$14.45	$15.02	$13.84	$13.25	$13.47					
Number of accumulation units outstanding at end of period	102	21,953	27,279	3,433	31					
VOYA INTERMEDIATE BOND FUND (CLASS A)										
Value at beginning of period	$16.66	$16.00	$15.47	$15.48	$14.59	$14.75	$13.59	$12.66	$11.58	$10.31
Value at end of period	$16.50	$16.66	$16.00	$15.47	$15.48	$14.59	$14.75	$13.59	$12.66	$11.58
Number of accumulation units outstanding at end of period	9,161	1,171	1,402	210	232	247	44,677	53,647	58,127	64,876
VOYA LARGE CAP GROWTH PORTFOLIO (CLASS S)										
(Funds were first received in this option during March 2011)										
Value at beginning of period	$25.23	$19.56	$18.93	$17.90	$15.85	$12.18	$10.37	$10.80		
Value at end of period	$24.70	$25.23	$19.56	$18.93	$17.90	$15.85	$12.18	$10.37		
Number of accumulation units outstanding at end of period	0	1,324	1,689	3,649	1,038	764	763	764		
VOYA MULTI-MANAGER INTERNATIONAL SMALL CAP FUND (CLASS A)										
Value at beginning of period	$29.31	$21.80	$22.04	$20.48	$21.90	$17.10	$14.27	$17.40	$14.02	$9.67
Value at end of period	$22.77	$29.31	$21.80	$22.04	$20.48	$21.90	$17.10	$14.27	$17.40	$14.02
Number of accumulation units outstanding at end of period	336	336	396	396	396	3,491	4,897	1,367	22,038	17,676
VOYA REAL ESTATE FUND (CLASS A)										
(Funds were first received in this option during March 2011)										
Value at beginning of period	$31.05	$29.74	$28.85	$28.11	$21.67	$21.37	$18.60	$18.10		
Value at end of period	$28.38	$31.05	$29.74	$28.85	$28.11	$21.67	$21.37	$18.60		
Number of accumulation units outstanding at end of period	0	152	251	644	3,051	3,119	2,677	2,681		

Condensed Financial Information (continued)

	2018	2017	2016	2015	2014	2013	2012	2011	2010	2009
VOYA RUSSELL™ LARGE CAP GROWTH INDEX PORTFOLIO (CLASS S)										
(Funds were first received in this option during July 2009)										
Value at beginning of period	$36.31	$27.83	$26.27	$24.55	$21.85	$16.65	$14.63	$14.12	$12.60	$10.72
Value at end of period	$35.75	$36.31	$27.83	$26.27	$24.55	$21.85	$16.65	$14.63	$14.12	$12.60
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	0	64	5,992	3,538
VOYA SMALL COMPANY PORTFOLIO (CLASS I)										
Value at beginning of period	$35.64	$32.14	$25.91	$26.20	$24.68	$17.98	$15.76	$16.21	$13.08	$10.29
Value at end of period	$29.89	$35.64	$32.14	$25.91	$26.20	$24.68	$17.98	$15.76	$16.21	$13.08
Number of accumulation units outstanding at end of period	0	1,026	1,098	56	56	0	976	2,258	0	0
VOYA SOLUTION 2025 PORTFOLIO (CLASS S2)										
(Funds were first received in this option during April 2010)										
Value at beginning of period	$18.84	$16.43	$15.59	$15.68	$14.93	$12.91	$11.43	$11.86	$11.06	
Value at end of period	$17.67	$18.84	$16.43	$15.59	$15.68	$14.93	$12.91	$11.43	$11.86	
Number of accumulation units outstanding at end of period	90,019	65,050	50,958	33,926	33,307	26,749	190,376	160,899	150,171	
VOYA SOLUTION 2035 PORTFOLIO (CLASS S2)										
(Funds were first received in this option during April 2010)										
Value at beginning of period	$20.54	$17.28	$16.34	$16.50	$15.70	$13.11	$11.44	$12.06	$11.22	
Value at end of period	$18.74	$20.54	$17.28	$16.34	$16.50	$15.70	$13.11	$11.44	$12.06	
Number of accumulation units outstanding at end of period	58,846	41,650	84,113	69,304	39,042	34,630	306,173	284,472	254,887	
VOYA SOLUTION 2045 PORTFOLIO (CLASS S2)										
(Funds were first received in this option during April 2010)										
Value at beginning of period	$21.54	$17.86	$16.86	$17.11	$16.21	$13.20	$11.48	$12.18	$11.27	
Value at end of period	$19.24	$21.54	$17.86	$16.86	$17.11	$16.21	$13.20	$11.48	$12.18	
Number of accumulation units outstanding at end of period	41,210	29,877	50,590	120,615	91,940	89,021	305,214	205,693	245,997	
VOYA SOLUTION 2055 PORTFOLIO (CLASS S2)										
(Funds were first received in this option during October 2010)										
Value at beginning of period	$20.65	$17.05	$16.10	$16.33	$15.44	$12.56	$10.93	$11.58	$10.82	
Value at end of period	$18.38	$20.65	$17.05	$16.10	$16.33	$15.44	$12.56	$10.93	$11.58	
Number of accumulation units outstanding at end of period	24,792	6,953	6,645	14,170	8,272	4,994	7,191	2,009	2,962	
VOYA SOLUTION INCOME PORTFOLIO (CLASS S2)										
(Funds were first received in this option during April 2010)										
Value at beginning of period	$15.19	$13.96	$13.43	$13.49	$12.82	$12.04	$11.02	$11.03	$10.51	
Value at end of period	$14.65	$15.19	$13.96	$13.43	$13.49	$12.82	$12.04	$11.02	$11.03	
Number of accumulation units outstanding at end of period	11,608	24,525	25,152	26,371	1,659	1,413	35,636	35,820	188,826	
VY® AMERICAN CENTURY SMALL-MID CAP VALUE PORTFOLIO (CLASS S)										
(Funds were first received in this option during May 2012)										
Value at beginning of period	$37.20	$33.60	$27.18	$27.75	$24.76	$18.92	$17.81			
Value at end of period	$31.75	$37.20	$33.60	$27.18	$27.75	$24.76	$18.92			
Number of accumulation units outstanding at end of period	0	89	2,466	0	0	5,165	15,928			
VY® BARON GROWTH PORTFOLIO (CLASS S)										
Value at beginning of period	$35.02	$27.41	$26.11	$27.59	$26.54	$19.18	$16.08	$15.79	$12.52	$9.30
Value at end of period	$34.23	$35.02	$27.41	$26.11	$27.59	$26.54	$19.18	$16.08	$15.79	$12.52
Number of accumulation units outstanding at end of period	17,759	9,384	16,155	25,612	31,201	40,430	58,789	26,236	41,703	43,059
VY® COLUMBIA CONTRARIAN CORE PORTFOLIO (CLASS S)										
Value at beginning of period	$24.35	$20.10	$18.60	$18.13	$16.13	$12.01	$10.73	$11.30	$10.12	$7.72
Value at end of period	$22.08	$24.35	$20.10	$18.60	$18.13	$16.13	$12.01	$10.73	$11.30	$10.12
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	0	35,942	39,478	40,665
VY® COLUMBIA SMALL CAP VALUE II PORTFOLIO (CLASS S)										
Value at beginning of period	$22.33	$20.21	$16.39	$16.95	$16.30	$11.69	$10.27	$10.59	$8.48	$6.83
Value at end of period	$18.30	$22.33	$20.21	$16.39	$16.95	$16.30	$11.69	$10.27	$10.59	$8.48
Number of accumulation units outstanding at end of period	0	0	0	0	0	5,944	0	0	0	0

Condensed Financial Information (continued)

	2018	2017	2016	2015	2014	2013	2012	2011	2010	2009
VY® INVESCO COMSTOCK PORTFOLIO (CLASS S)										
Value at beginning of period	$26.54	$22.63	$19.28	$20.58	$18.92	$14.06	$11.90	$12.19	$10.63	$8.30
Value at end of period	$23.17	$26.54	$22.63	$19.28	$20.58	$18.92	$14.06	$11.90	$12.19	$10.63
Number of accumulation units outstanding at end of period	0	0	781	9,344	7,679	7,568	44,041	4,054	0	0
VY® INVESCO EQUITY AND INCOME PORTFOLIO (CLASS S)										
(Funds were first received in this option during July 2014)										
Value at beginning of period	$13.07	$11.86	$10.35	$10.63	$10.44					
Value at end of period	$11.77	$13.07	$11.86	$10.35	$10.63					
Number of accumulation units outstanding at end of period	0	1,457	1,058	0	101,991					
VY® JPMORGAN MID CAP VALUE PORTFOLIO (CLASS S)										
Value at beginning of period	$35.11	$30.98	$27.11	$28.05	$24.48	$18.68	$15.62	$15.39	$12.56	$10.03
Value at end of period	$30.72	$35.11	$30.98	$27.11	$28.05	$24.48	$18.68	$15.62	$15.39	$12.56
Number of accumulation units outstanding at end of period	39	80	5,606	7,333	9,370	25,283	25,737	2,497	2,801	4,183
VY® PIONEER HIGH YIELD PORTFOLIO (CLASS S)										
(Funds were first received in this option during March 2009)										
Value at beginning of period	$22.56	$21.12	$18.60	$19.61	$19.66	$17.60	$15.25	$15.45	$13.06	$7.72
Value at end of period	$21.82	$22.56	$21.12	$18.60	$19.61	$19.66	$17.60	$15.25	$15.45	$13.06
Number of accumulation units outstanding at end of period	0	5,217	21,421	0	0	0	0	61	1,638	429
VY® T. ROWE PRICE DIVERSIFIED MID CAP GROWTH PORTFOLIO (CLASS I)										
Value at beginning of period	$28.90	$23.23	$21.71	$21.35	$19.16	$14.22	$12.29	$12.81	$10.00	$6.86
Value at end of period	$27.87	$28.90	$23.23	$21.71	$21.35	$19.16	$14.22	$12.29	$12.81	$10.00
Number of accumulation units outstanding at end of period	1,028	906	809	1,253	1,180	1,100	2,853	1,312	841	1,354
VY® T. ROWE PRICE DIVERSIFIED MID CAP GROWTH PORTFOLIO (CLASS S)										
Value at beginning of period	$32.04	$25.83	$24.18	$23.86	$21.44	$15.97	$13.83	$14.44	$11.31	$7.77
Value at end of period	$30.82	$32.04	$25.83	$24.18	$23.86	$21.44	$15.97	$13.83	$14.44	$11.31
Number of accumulation units outstanding at end of period	0	7,782	7,210	88	87	1,352	1,351	1,351	1,351	1,352
VY® T. ROWE PRICE GROWTH EQUITY PORTFOLIO (CLASS S)										
Value at beginning of period	$33.92	$25.55	$25.32	$22.99	$21.28	$15.37	$13.00	$13.22	$11.38	$8.01
Value at end of period	$33.35	$33.92	$25.55	$25.32	$22.99	$21.28	$15.37	$13.00	$13.22	$11.38
Number of accumulation units outstanding at end of period	8,686	13,894	14,118	2,492	2,728	2,639	3,667	3,630	0	0
VY® TEMPLETON FOREIGN EQUITY PORTFOLIO (CLASS S)										
(Funds were first received in this option during March 2016)										
Value at beginning of period	$14.74	$12.13	$10.99							
Value at end of period	$12.46	$14.74	$12.13							
Number of accumulation units outstanding at end of period	0	1,342	1,259							

TABLE 9
FOR CONTRACTS WITH A DAILY ASSET CHARGE OF 0.40%
(Selected data for accumulation units outstanding throughout each period)

	2018	2017	2016	2015	2014	2013	2012	2011	2010	2009
AB RELATIVE VALUE FUND (CLASS A)										
(Funds were first received in this option during April 2018)										
Value at beginning of period	$24.20									
Value at end of period	$23.46									
Number of accumulation units outstanding at end of period	1,941									

Condensed Financial Information (continued)

	2018	2017	2016	2015	2014	2013	2012	2011	2010	2009
AMANA GROWTH FUND (INVESTOR CLASS)										
(Funds were first received in this option during February 2018)										
Value at beginning of period	$28.74									
Value at end of period	$29.14									
Number of accumulation units outstanding at end of period	61									
AMERICAN FUNDS® - AMERICAN BALANCED FUND® (CLASS R-3)										
Value at beginning of period	$24.16	$21.08	$19.55	$19.37	$17.93	$14.83	$13.08	$12.69	$11.31	$9.41
Value at end of period	$23.33	$24.16	$21.08	$19.55	$19.37	$17.93	$14.83	$13.08	$12.69	$11.31
Number of accumulation units outstanding at end of period	5,233	9,194	7,976	44,906	147,404	149,662	165,853	147,369	78,895	68,948
AMERICAN FUNDS® - CAPITAL WORLD GROWTH AND INCOME FUND^{SM} (CLASS R-3)										
(Funds were first received in this option during August 2013)										
Value at beginning of period	$24.31	$19.63	$18.57	$19.12	$18.52	$16.83				
Value at end of period	$21.65	$24.31	$19.63	$18.57	$19.12	$18.52				
Number of accumulation units outstanding at end of period	0	0	0	8,458	6,449	6,163				
AMERICAN FUNDS® - EUROPACIFIC GROWTH FUND® (CLASS R-3)										
Value at beginning of period	$26.41	$20.34	$20.35	$20.66	$21.37	$17.91	$15.12	$17.63	$16.22	$11.74
Value at end of period	$22.23	$26.41	$20.34	$20.35	$20.66	$21.37	$17.91	$15.12	$17.63	$16.22
Number of accumulation units outstanding at end of period	28,885	32,957	50,436	64,144	57,815	53,725	57,591	87,967	103,113	61,042
AMERICAN FUNDS® - FUNDAMENTAL INVESTORS^{SM} (CLASS R-3)										
Value at beginning of period	$20.59	$16.81	$15.05	$14.67	$13.57	$10.39	$8.93	$9.17	$8.10	$6.12
Value at end of period	$19.08	$20.59	$16.81	$15.05	$14.67	$13.57	$10.39	$8.93	$9.17	$8.10
Number of accumulation units outstanding at end of period	2,203	1,915	0	4,640	2,968	2,082	0	0	5,447	9,987
AMERICAN FUNDS® - NEW PERSPECTIVE FUND® (CLASS R-3)										
Value at beginning of period	$30.54	$23.87	$23.61	$22.58	$22.04	$17.50	$14.60	$15.92	$14.22	$10.42
Value at end of period	$28.54	$30.54	$23.87	$23.61	$22.58	$22.04	$17.50	$14.60	$15.92	$14.22
Number of accumulation units outstanding at end of period	9,831	8,392	13,623	14,753	17,478	11,081	6,276	4,734	6,685	4,448
AMERICAN FUNDS® - THE GROWTH FUND OF AMERICA® (CLASS R-3)										
Value at beginning of period	$30.97	$24.73	$22.97	$21.95	$20.23	$15.22	$12.72	$13.46	$12.07	$9.04
Value at end of period	$29.84	$30.97	$24.73	$22.97	$21.95	$20.23	$15.22	$12.72	$13.46	$12.07
Number of accumulation units outstanding at end of period	48,879	56,813	55,284	108,264	126,005	107,209	80,514	128,799	155,544	104,347
AMERICAN FUNDS® - THE INCOME FUND OF AMERICA® (CLASS R-3)										
Value at beginning of period	$23.99	$21.33	$19.44	$19.88	$18.48	$15.76	$14.18	$13.53	$12.17	$9.85
Value at end of period	$22.59	$23.99	$21.33	$19.44	$19.88	$18.48	$15.76	$14.18	$13.53	$12.17
Number of accumulation units outstanding at end of period	1,993	5,294	7,648	11,220	32,435	28,180	19,058	21,511	0	3,851
AMERICAN FUNDS® - WASHINGTON MUTUAL INVESTORS FUND^{SM} (CLASS R-3)										
Value at beginning of period	$26.90	$22.55	$20.04	$20.22	$18.32	$13.99	$12.53	$11.80	$10.48	$8.87
Value at end of period	$25.91	$26.90	$22.55	$20.04	$20.22	$18.32	$13.99	$12.53	$11.80	$10.48
Number of accumulation units outstanding at end of period	10,396	13,912	16,515	34,979	61,302	49,405	35,726	57,285	65,435	45,167
COLUMBIA LARGE CAP VALUE FUND (ADVISOR CLASS)										
(Funds were first received in this option during May 2009)										
Value at beginning of period	$18.43	$15.83	$13.83	$14.17	$12.73	$9.74	$8.52	$9.06	$7.83	$6.18
Value at end of period	$16.35	$18.43	$15.83	$13.83	$14.17	$12.73	$9.74	$8.52	$9.06	$7.83
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	0	0	0	1,559
FRANKLIN MUTUAL GLOBAL DISCOVERY FUND (CLASS R)										
Value at beginning of period	$28.57	$26.24	$23.46	$24.49	$23.47	$18.85	$16.73	$17.35	$15.72	$13.07
Value at end of period	$25.25	$28.57	$26.24	$23.46	$24.49	$23.47	$18.85	$16.73	$17.35	$15.72
Number of accumulation units outstanding at end of period	1,924	4,628	10,249	10,160	12,454	13,372	9,243	17,810	17,670	14,300

Condensed Financial Information (continued)

	2018	2017	2016	2015	2014	2013	2012	2011	2010	2009
LORD ABBETT SMALL-CAP VALUE FUND (CLASS A)										
(Funds were first received in this option during May 2017)										
Value at beginning of period	$33.90	$31.51								
Value at end of period	$29.69	$33.90								
Number of accumulation units outstanding at end of period	527	494								
T. ROWE PRICE MID-CAP VALUE FUND (R CLASS)										
Value at beginning of period	$33.57	$30.34	$24.62	$25.73	$23.47	$18.00	$15.19	$16.10	$13.95	$9.59
Value at end of period	$29.73	$33.57	$30.34	$24.62	$25.73	$23.47	$18.00	$15.19	$16.10	$13.95
Number of accumulation units outstanding at end of period	1,016	890	2,834	0	0	13	21	24	3,091	16,976
VOYA GLOBAL BOND PORTFOLIO (CLASS S)										
Value at beginning of period	$13.95	$12.81	$12.14	$12.76	$12.79	$13.41	$12.51	$12.14	$10.55	$8.73
Value at end of period	$13.59	$13.95	$12.81	$12.14	$12.76	$12.79	$13.41	$12.51	$12.14	$10.55
Number of accumulation units outstanding at end of period	388	15	14,297	20,180	22,159	23,050	40,844	0	0	3,016
VOYA GLOBAL EQUITY PORTFOLIO (CLASS I)										
(Funds were first received in this option during March 2015)										
Value at beginning of period	$12.25	$9.94	$9.41	$10.03						
Value at end of period	$11.12	$12.25	$9.94	$9.41						
Number of accumulation units outstanding at end of period	0	0	825	14,901						
VOYA GNMA INCOME FUND (CLASS A)										
Value at beginning of period	$15.56	$15.39	$15.20	$15.03	$14.38	$14.71	$14.35	$13.41	$12.68	$12.13
Value at end of period	$15.63	$15.56	$15.39	$15.20	$15.03	$14.38	$14.71	$14.35	$13.41	$12.68
Number of accumulation units outstanding at end of period	0	0	0	22,037	19,889	23,884	32,411	32,335	21,389	76,545
VOYA GOVERNMENT MONEY MARKET PORTFOLIO (CLASS I)										
(Funds were first received in this option during May 2017)										
Value at beginning of period	$10.54	$10.55								
Value at end of period	$10.61	$10.54								
Number of accumulation units outstanding at end of period	4,804	4,470								
VOYA INDEX SOLUTION 2025 PORTFOLIO (CLASS S2)										
(Funds were first received in this option during August 2013)										
Value at beginning of period	$18.47	$16.21	$15.25	$15.56	$14.81	$13.93				
Value at end of period	$17.42	$18.47	$16.21	$15.25	$15.56	$14.81				
Number of accumulation units outstanding at end of period	37,658	35,407	33,312	57,480	51,128	46,162				
VOYA INDEX SOLUTION 2035 PORTFOLIO (CLASS S2)										
(Funds were first received in this option during August 2013)										
Value at beginning of period	$20.44	$17.37	$16.20	$16.56	$15.72	$14.60				
Value at end of period	$18.90	$20.44	$17.37	$16.20	$16.56	$15.72				
Number of accumulation units outstanding at end of period	0	0	0	41,658	39,557	39,197				
VOYA INDEX SOLUTION 2045 PORTFOLIO (CLASS S2)										
(Funds were first received in this option during August 2013)										
Value at beginning of period	$21.44	$17.95	$16.70	$17.11	$16.21	$14.94				
Value at end of period	$19.54	$21.44	$17.95	$16.70	$17.11	$16.21				
Number of accumulation units outstanding at end of period	799	534	468	44,798	32,927	28,270				
VOYA INDEX SOLUTION 2055 PORTFOLIO (CLASS S2)										
(Funds were first received in this option during August 2013)										
Value at beginning of period	$20.79	$17.33	$16.15	$16.55	$15.66	$14.42				
Value at end of period	$18.89	$20.79	$17.33	$16.15	$16.55	$15.66				
Number of accumulation units outstanding at end of period	3,403	2,408	1,596	412	1,448	1,055				
VOYA INDEX SOLUTION INCOME PORTFOLIO (CLASS S2)										
(Funds were first received in this option during August 2013)										
Value at beginning of period	$14.96	$13.79	$13.21	$13.43	$12.75	$12.33				
Value at end of period	$14.39	$14.96	$13.79	$13.21	$13.43	$12.75				
Number of accumulation units outstanding at end of period	6,426	1,901	1,883	12,406	3,502	3,241				

Condensed Financial Information (continued)

	2018	2017	2016	2015	2014	2013	2012	2011	2010	2009
VOYA INTERMEDIATE BOND FUND (CLASS A)										
Value at beginning of period	$16.54	$15.90	$15.38	$15.39	$14.51	$14.68	$13.54	$12.62	$11.55	$10.28
Value at end of period	$16.38	$16.54	$15.90	$15.38	$15.39	$14.51	$14.68	$13.54	$12.62	$11.55
Number of accumulation units outstanding at end of period	19	8,040	6,753	8,772	23,902	20,862	22,188	20,287	15,848	28,459
VOYA LARGE CAP GROWTH PORTFOLIO (CLASS S)										
(Funds were first received in this option during July 2014)										
Value at beginning of period	$25.14	$19.50	$18.88	$17.87	$16.77					
Value at end of period	$24.60	$25.14	$19.50	$18.88	$17.87					
Number of accumulation units outstanding at end of period	156	155	0	326	2,404					
VOYA MULTI-MANAGER INTERNATIONAL SMALL CAP FUND (CLASS A)										
Value at beginning of period	$29.11	$21.66	$21.91	$20.37	$21.79	$17.02	$14.22	$17.34	$13.98	$9.65
Value at end of period	$22.60	$29.11	$21.66	$21.91	$20.37	$21.79	$17.02	$14.22	$17.34	$13.98
Number of accumulation units outstanding at end of period	5,585	5,785	5,409	5,709	7,145	8,847	7,941	14,283	15,018	0
VOYA REAL ESTATE FUND (CLASS A)										
Value at beginning of period	$30.84	$29.55	$28.68	$27.96	$21.56	$21.27	$18.52	$17.01	$13.41	$10.38
Value at end of period	$28.17	$30.84	$29.55	$28.68	$27.96	$21.56	$21.27	$18.52	$17.01	$13.41
Number of accumulation units outstanding at end of period	121	126	1,309	2,276	16,315	20,061	17,081	15,888	4,236	8,004
VOYA RUSSELL™ LARGE CAP GROWTH INDEX PORTFOLIO (CLASS S)										
(Funds were first received in this option during March 2015)										
Value at beginning of period	$36.16	$27.73	$26.18	$25.43						
Value at end of period	$35.58	$36.16	$27.73	$26.18						
Number of accumulation units outstanding at end of period	0	0	0	5,850						
VOYA RUSSELL™ MID CAP INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during April 2018)										
Value at beginning of period	$21.55									
Value at end of period	$20.00									
Number of accumulation units outstanding at end of period	2,018									
VOYA SMALL COMPANY PORTFOLIO (CLASS I)										
Value at beginning of period	$35.40	$31.93	$25.75	$26.06	$24.56	$17.90	$15.69	$16.16	$13.04	$10.27
Value at end of period	$29.67	$35.40	$31.93	$25.75	$26.06	$24.56	$17.90	$15.69	$16.16	$13.04
Number of accumulation units outstanding at end of period	5,933	5,725	6,382	0	26	2,741	2,810	1,904	2,257	1,534
VOYA SOLUTION 2025 PORTFOLIO (CLASS S2)										
(Funds were first received in this option during April 2010)										
Value at beginning of period	$18.77	$16.38	$15.55	$15.65	$14.90	$12.89	$11.42	$11.85	$11.06	
Value at end of period	$17.60	$18.77	$16.38	$15.55	$15.65	$14.90	$12.89	$11.42	$11.85	
Number of accumulation units outstanding at end of period	53,452	89,429	177,954	177,794	205,011	194,227	146,052	144,495	107,597	
VOYA SOLUTION 2035 PORTFOLIO (CLASS S2)										
(Funds were first received in this option during April 2010)										
Value at beginning of period	$20.46	$17.22	$16.29	$16.46	$15.67	$13.09	$11.43	$12.05	$11.22	
Value at end of period	$18.66	$20.46	$17.22	$16.29	$16.46	$15.67	$13.09	$11.43	$12.05	
Number of accumulation units outstanding at end of period	61,996	70,548	154,505	155,328	164,951	156,942	119,545	128,617	137,137	
VOYA SOLUTION 2045 PORTFOLIO (CLASS S2)										
(Funds were first received in this option during April 2010)										
Value at beginning of period	$21.45	$17.80	$16.81	$17.06	$16.18	$13.18	$11.47	$12.17	$11.27	
Value at end of period	$19.16	$21.45	$17.80	$16.81	$17.06	$16.18	$13.18	$11.47	$12.17	
Number of accumulation units outstanding at end of period	13,401	24,856	45,264	55,443	54,740	52,094	118,375	164,806	144,874	
VOYA SOLUTION 2055 PORTFOLIO (CLASS S2)										
(Funds were first received in this option during August 2010)										
Value at beginning of period	$20.57	$16.99	$16.06	$16.29	$15.41	$12.54	$10.92	$11.58	$9.84	
Value at end of period	$18.30	$20.57	$16.99	$16.06	$16.29	$15.41	$12.54	$10.92	$11.58	
Number of accumulation units outstanding at end of period	3,977	15,734	19,277	16,223	5,817	3,512	3,608	1,312	1,841	

Condensed Financial Information (continued)

	2018	2017	2016	2015	2014	2013	2012	2011	2010	2009
VOYA SOLUTION INCOME PORTFOLIO (CLASS S2)										
(Funds were first received in this option during April 2010)										
Value at beginning of period	$15.13	$13.91	$13.39	$13.46	$12.80	$12.02	$11.01	$11.03	$10.51	
Value at end of period	$14.59	$15.13	$13.91	$13.39	$13.46	$12.80	$12.02	$11.01	$11.03	
Number of accumulation units outstanding at end of period	57,585	59,797	101,627	115,575	15,896	22,574	25,034	26,605	45,213	
VOYA STRATEGIC ALLOCATION CONSERVATIVE PORTFOLIO (CLASS I)										
(Funds were first received in this option during May 2017)										
Value at beginning of period	$18.68	$17.65								
Value at end of period	$17.83	$18.68								
Number of accumulation units outstanding at end of period	22,061	20,814								
VOYA STRATEGIC ALLOCATION GROWTH PORTFOLIO (CLASS I)										
(Funds were first received in this option during May 2017)										
Value at beginning of period	$21.09	$19.15								
Value at end of period	$19.23	$21.09								
Number of accumulation units outstanding at end of period	2,012	1,955								
VY® AMERICAN CENTURY SMALL-MID CAP VALUE PORTFOLIO (CLASS S)										
(Funds were first received in this option during May 2009)										
Value at beginning of period	$36.94	$33.38	$27.01	$27.60	$24.64	$18.83	$16.25	$16.85	$13.86	$10.15
Value at end of period	$31.52	$36.94	$33.38	$27.01	$27.60	$24.64	$18.83	$16.25	$16.85	$13.86
Number of accumulation units outstanding at end of period	6,262	5,691	12,207	16,447	13,599	8,389	1,193	14,346	12,628	20
VY® BARON GROWTH PORTFOLIO (CLASS S)										
Value at beginning of period	$34.77	$27.23	$25.96	$27.44	$26.40	$19.09	$16.02	$15.73	$12.49	$9.27
Value at end of period	$33.98	$34.77	$27.23	$25.96	$27.44	$26.40	$19.09	$16.02	$15.73	$12.49
Number of accumulation units outstanding at end of period	12,829	26,071	27,644	31,953	17,768	7,095	6,607	41,895	42,403	28,888
VY® COLUMBIA CONTRARIAN CORE PORTFOLIO (CLASS S)										
(Funds were first received in this option during May 2011)										
Value at beginning of period	$24.18	$19.97	$18.49	$18.03	$16.05	$11.96	$10.69	$11.83		
Value at end of period	$21.92	$24.18	$19.97	$18.49	$18.03	$16.05	$11.96	$10.69		
Number of accumulation units outstanding at end of period	5,842	2,665	2,134	4,596	5,045	1,921	0	2,037		
VY® COLUMBIA SMALL CAP VALUE II PORTFOLIO (CLASS S)										
Value at beginning of period	$22.20	$20.10	$16.31	$16.87	$16.24	$11.65	$10.24	$10.57	$8.47	$6.82
Value at end of period	$18.19	$22.20	$20.10	$16.31	$16.87	$16.24	$11.65	$10.24	$10.57	$8.47
Number of accumulation units outstanding at end of period	0	0	0	2,441	87	87	87	87	0	0
VY® INVESCO COMSTOCK PORTFOLIO (CLASS S)										
Value at beginning of period	$26.36	$22.49	$19.17	$20.47	$18.83	$14.00	$11.85	$12.15	$10.59	$8.28
Value at end of period	$23.00	$26.36	$22.49	$19.17	$20.47	$18.83	$14.00	$11.85	$12.15	$10.59
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	6,790	42,218	33,911	6,285
VY® INVESCO EQUITY AND INCOME PORTFOLIO (CLASS S)										
(Funds were first received in this option during July 2014)										
Value at beginning of period	$13.05	$11.84	$10.34	$10.63	$10.44					
Value at end of period	$11.74	$13.05	$11.84	$10.34	$10.63					
Number of accumulation units outstanding at end of period	5,541	5,220	25,376	29,722	37,328					
VY® JPMORGAN MID CAP VALUE PORTFOLIO (CLASS S)										
Value at beginning of period	$34.87	$30.78	$26.95	$27.90	$24.36	$18.59	$15.56	$15.34	$12.52	$10.01
Value at end of period	$30.49	$34.87	$30.78	$26.95	$27.90	$24.36	$18.59	$15.56	$15.34	$12.52
Number of accumulation units outstanding at end of period	13,648	13,595	16,969	15,726	44,227	35,695	33,367	33,447	30,126	1,905
VY® PIONEER HIGH YIELD PORTFOLIO (CLASS S)										
(Funds were first received in this option during August 2013)										
Value at beginning of period	$22.42	$21.00	$18.51	$19.52	$19.58	$18.83				
Value at end of period	$21.68	$22.42	$21.00	$18.51	$19.52	$19.58				
Number of accumulation units outstanding at end of period	3,331	2,777	6,849	20,047	15,031	14,366				

	2018	2017	2016	2015	2014	2013	2012	2011	2010	2009
VY® T. ROWE PRICE GROWTH EQUITY PORTFOLIO (CLASS S)										
Value at beginning of period	$33.69	$25.38	$25.17	$22.86	$21.17	$15.30	$12.95	$13.18	$11.35	$7.99
Value at end of period	$33.11	$33.69	$25.38	$25.17	$22.86	$21.17	$15.30	$12.95	$13.18	$11.35
Number of accumulation units outstanding at end of period	6,264	21,474	24,627	27,151	15,859	1,071	7,460	2,350	2,789	5,719
VY® TEMPLETON FOREIGN EQUITY PORTFOLIO (CLASS S)										
(Funds were first received in this option during May 2009)										
Value at beginning of period	$14.66	$12.06	$11.92	$12.41	$13.38	$11.20	$9.48	$10.84	$10.02	$7.64
Value at end of period	$12.39	$14.66	$12.06	$11.92	$12.41	$13.38	$11.20	$9.48	$10.84	$10.02
Number of accumulation units outstanding at end of period	0	0	6,478	7,109	7,243	8,415	8,710	0	0	9

TABLE 10

FOR CONTRACTS WITH A DAILY ASSET CHARGE OF 0.45%

(Selected data for accumulation units outstanding throughout each period)

	2018	2017	2016	2015	2014	2013	2012	2011	2010	2009
AMERICAN FUNDS® - FUNDAMENTAL INVESTORS℠ (CLASS R-3)										
(Funds were first received in this option during February 2014)										
Value at beginning of period	$20.49	$16.74	$15.00	$14.62	$13.41					
Value at end of period	$18.98	$20.49	$16.74	$15.00	$14.62					
Number of accumulation units outstanding at end of period	1,130	6,419	7,368	7,730	10,607					
AMERICAN FUNDS® - NEW PERSPECTIVE FUND® (CLASS R-3)										
(Funds were first received in this option during August 2011)										
Value at beginning of period	$30.33	$23.72	$23.47	$22.46	$21.93	$17.43	$14.54	$15.08		
Value at end of period	$28.33	$30.33	$23.72	$23.47	$22.46	$21.93	$17.43	$14.54		
Number of accumulation units outstanding at end of period	0	827	505	323	183	0	0	234		
AMERICAN FUNDS® - THE GROWTH FUND OF AMERICA® (CLASS R-3)										
Value at beginning of period	$30.75	$24.57	$22.83	$21.83	$20.13	$15.16	$12.67	$13.41	$12.04	$9.01
Value at end of period	$29.62	$30.75	$24.57	$22.83	$21.83	$20.13	$15.16	$12.67	$13.41	$12.04
Number of accumulation units outstanding at end of period	125	3,739	3,949	4,668	5,873	420	0	2,776	18,667	39,038
AMERICAN FUNDS® - WASHINGTON MUTUAL INVESTORS FUND℠ (CLASS R-3)										
(Funds were first received in this option during September 2010)										
Value at beginning of period	$26.71	$22.41	$19.92	$20.11	$18.23	$13.93	$12.48	$11.75	$10.88	
Value at end of period	$25.71	$26.71	$22.41	$19.92	$20.11	$18.23	$13.93	$12.48	$11.75	
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	0	0	32,227	
FRANKLIN MUTUAL GLOBAL DISCOVERY FUND (CLASS R)										
(Funds were first received in this option during May 2014)										
Value at beginning of period	$28.37	$26.07	$23.32	$24.36	$24.47					
Value at end of period	$25.07	$28.37	$26.07	$23.32	$24.36					
Number of accumulation units outstanding at end of period	1,006	951	169	1,379	1,378					
FRANKLIN SMALL CAP VALUE VIP FUND (CLASS 2)										
(Funds were first received in this option during August 2017)										
Value at beginning of period	$32.24	$28.77								
Value at end of period	$27.90	$32.24								
Number of accumulation units outstanding at end of period	54	54								

Condensed Financial Information (continued)

	2018	2017	2016	2015	2014	2013	2012	2011	2010	2009
PIONEER HIGH YIELD FUND (CLASS A SHARES)										
(Funds were first received in this option during August 2017)										
Value at beginning of period	$20.66	$20.31								
Value at end of period	$19.88	$20.66								
Number of accumulation units outstanding at end of period	1,218	1,142								
VOYA GLOBAL BOND PORTFOLIO (CLASS S)										
Value at beginning of period	$13.88	$12.75	$12.08	$12.71	$12.75	$13.38	$12.48	$12.11	$10.53	$8.72
Value at end of period	$13.51	$13.88	$12.75	$12.08	$12.71	$12.75	$13.38	$12.48	$12.11	$10.53
Number of accumulation units outstanding at end of period	0	0	0	0	0	4,774	4,602	4,433	0	0
VOYA GNMA INCOME FUND (CLASS A)										
(Funds were first received in this option during January 2009)										
Value at beginning of period	$15.46	$15.29	$15.11	$14.94	$14.31	$14.64	$14.30	$13.37	$12.64	$12.22
Value at end of period	$15.52	$15.46	$15.29	$15.11	$14.94	$14.31	$14.64	$14.30	$13.37	$12.64
Number of accumulation units outstanding at end of period	310	278	247	221	195	0	0	0	0	3,661
VOYA INDEX SOLUTION 2025 PORTFOLIO (CLASS S2)										
(Funds were first received in this option during February 2014)										
Value at beginning of period	$18.39	$16.15	$15.20	$15.52	$14.86					
Value at end of period	$17.34	$18.39	$16.15	$15.20	$15.52					
Number of accumulation units outstanding at end of period	0	0	0	0	10,805					
VOYA INDEX SOLUTION 2035 PORTFOLIO (CLASS S2)										
(Funds were first received in this option during February 2014)										
Value at beginning of period	$20.36	$17.31	$16.15	$16.52	$15.73					
Value at end of period	$18.82	$20.36	$17.31	$16.15	$16.52					
Number of accumulation units outstanding at end of period	0	0	0	0	8,278					
VOYA INDEX SOLUTION 2045 PORTFOLIO (CLASS S2)										
(Funds were first received in this option during February 2014)										
Value at beginning of period	$21.36	$17.88	$16.65	$17.07	$16.17					
Value at end of period	$19.45	$21.36	$17.88	$16.65	$17.07					
Number of accumulation units outstanding at end of period	0	0	0	0	382					
VOYA LARGE CAP GROWTH PORTFOLIO (CLASS S)										
(Funds were first received in this option during July 2014)										
Value at beginning of period	$25.05	$19.44	$18.83	$17.83	$16.74					
Value at end of period	$24.50	$25.05	$19.44	$18.83	$17.83					
Number of accumulation units outstanding at end of period	1,744	1,646	1,556	1,425	1,297					
VOYA LARGE CAP VALUE FUND (CLASS A)										
(Funds were first received in this option during March 2015)										
Value at beginning of period	$16.00	$14.18	$12.58	$13.34						
Value at end of period	$14.63	$16.00	$14.18	$12.58						
Number of accumulation units outstanding at end of period	1,972	1,808	1,642	1,452						
VOYA SMALL COMPANY PORTFOLIO (CLASS I)										
(Funds were first received in this option during February 2014)										
Value at beginning of period	$35.15	$31.73	$25.60	$25.92	$23.68					
Value at end of period	$29.45	$35.15	$31.73	$25.60	$25.92					
Number of accumulation units outstanding at end of period	10,349	9,113	11,242	10,976	10,127					
VOYA SOLUTION 2025 PORTFOLIO (CLASS S2)										
(Funds were first received in this option during April 2010)										
Value at beginning of period	$18.70	$16.32	$15.50	$15.61	$14.88	$12.87	$11.41	$11.84	$11.06	
Value at end of period	$17.52	$18.70	$16.32	$15.50	$15.61	$14.88	$12.87	$11.41	$11.84	
Number of accumulation units outstanding at end of period	2,627	8,527	6,798	4,707	3,040	0	0	0	17,376	

Condensed Financial Information (continued)

	2018	2017	2016	2015	2014	2013	2012	2011	2010	2009
VOYA SOLUTION 2035 PORTFOLIO (CLASS S2)										
(Funds were first received in this option during April 2010)										
Value at beginning of period	$20.37	$17.16	$16.25	$16.42	$15.64	$13.07	$11.42	$12.05	$11.22	
Value at end of period	$18.58	$20.37	$17.16	$16.25	$16.42	$15.64	$13.07	$11.42	$12.05	
Number of accumulation units outstanding at end of period	1,049	3,635	2,280	1,744	1,217	0	88	3,782	1,464	
VOYA SOLUTION 2045 PORTFOLIO (CLASS S2)										
(Funds were first received in this option during April 2010)										
Value at beginning of period	$21.37	$17.74	$16.76	$17.02	$16.15	$13.16	$11.46	$12.17	$11.27	
Value at end of period	$19.07	$21.37	$17.74	$16.76	$17.02	$16.15	$13.16	$11.46	$12.17	
Number of accumulation units outstanding at end of period	627	438	271	165	81	0	88	772	3,589	
VOYA SOLUTION 2055 PORTFOLIO (CLASS S2)										
(Funds were first received in this option during May 2014)										
Value at beginning of period	$20.49	$16.94	$16.01	$16.25	$15.85					
Value at end of period	$18.22	$20.49	$16.94	$16.01	$16.25					
Number of accumulation units outstanding at end of period	2,192	1,879	255	339	255					
VOYA SOLUTION INCOME PORTFOLIO (CLASS S2)										
(Funds were first received in this option during August 2011)										
Value at beginning of period	$15.07	$13.86	$13.35	$13.43	$12.77	$12.01	$11.00	$10.96		
Value at end of period	$14.52	$15.07	$13.86	$13.35	$13.43	$12.77	$12.01	$11.00		
Number of accumulation units outstanding at end of period	575	599	621	644	0	0	0	1,040		
VOYA U.S. BOND INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during April 2017)										
Value at beginning of period	$13.11	$12.99								
Value at end of period	$12.98	$13.11								
Number of accumulation units outstanding at end of period	0	74								
VY® BARON GROWTH PORTFOLIO (CLASS S)										
Value at beginning of period	$34.53	$27.06	$25.80	$27.29	$26.27	$19.01	$15.96	$15.68	$12.45	$9.25
Value at end of period	$33.72	$34.53	$27.06	$25.80	$27.29	$26.27	$19.01	$15.96	$15.68	$12.45
Number of accumulation units outstanding at end of period	0	5,713	4,038	289	2,710	15	0	0	785	1,063
VY® COLUMBIA SMALL CAP VALUE II PORTFOLIO (CLASS S)										
(Funds were first received in this option during May 2014)										
Value at beginning of period	$22.07	$19.99	$16.23	$16.80	$16.25					
Value at end of period	$18.07	$22.07	$19.99	$16.23	$16.80					
Number of accumulation units outstanding at end of period	0	4,254	3,966	3,460	2,917					
VY® INVESCO COMSTOCK PORTFOLIO (CLASS S)										
Value at beginning of period	$26.17	$22.34	$19.05	$20.35	$18.73	$13.94	$11.80	$12.11	$10.56	$8.26
Value at end of period	$22.83	$26.17	$22.34	$19.05	$20.35	$18.73	$13.94	$11.80	$12.11	$10.56
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	0	0	6,153	5,469
VY® INVESCO EQUITY AND INCOME PORTFOLIO (CLASS S)										
(Funds were first received in this option during July 2014)										
Value at beginning of period	$13.02	$11.83	$10.33	$10.62	$10.44					
Value at end of period	$11.71	$13.02	$11.83	$10.33	$10.62					
Number of accumulation units outstanding at end of period	600	600	674	635	585					
VY® JPMORGAN MID CAP VALUE PORTFOLIO (CLASS S)										
Value at beginning of period	$34.63	$30.58	$26.79	$27.75	$24.24	$18.51	$15.49	$15.29	$12.49	$9.98
Value at end of period	$30.27	$34.63	$30.58	$26.79	$27.75	$24.24	$18.51	$15.49	$15.29	$12.49
Number of accumulation units outstanding at end of period	1,039	993	0	0	0	0	0	0	143	16,194
VY® T. ROWE PRICE DIVERSIFIED MID CAP GROWTH PORTFOLIO (CLASS S)										
(Funds were first received in this option during February 2013)										
Value at beginning of period	$31.59	$25.50	$23.90	$23.60	$21.23	$16.99				
Value at end of period	$30.37	$31.59	$25.50	$23.90	$23.60	$21.23				
Number of accumulation units outstanding at end of period	11	11	14	14	14	14				

Condensed Financial Information (continued)

	2018	2017	2016	2015	2014	2013	2012	2011	2010	2009
VY® T. ROWE PRICE EQUITY INCOME PORTFOLIO (CLASS S)										
(Funds were first received in this option during August 2017)										
Value at beginning of period	$25.64	$23.61								
Value at end of period	$23.12	$25.64								
Number of accumulation units outstanding at end of period	131	131								

TABLE 11

FOR CONTRACTS WITH A DAILY ASSET CHARGE OF 0.50%

(Selected data for accumulation units outstanding throughout each period)

	2018	2017	2016	2015	2014	2013	2012	2011	2010	2009
AMERICAN FUNDS® - CAPITAL WORLD GROWTH AND INCOME FUND℠ (CLASS R-3)										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$24.10	$19.48	$18.45	$19.01	$18.43	$14.88	$12.59	$13.73	$12.85	$12.87
Value at end of period	$21.44	$24.10	$19.48	$18.45	$19.01	$18.43	$14.88	$12.59	$13.73	$12.85
Number of accumulation units outstanding at end of period	12,416	11,190	4,644	11,153	11,279	13,624	10,955	8,823	13,517	1,080
AMERICAN FUNDS® - FUNDAMENTAL INVESTORS℠ (CLASS R-3)										
(Funds were first received in this option during January 2009)										
Value at beginning of period	$20.39	$16.67	$14.94	$14.57	$13.49	$10.34	$8.90	$9.15	$8.09	$5.69
Value at end of period	$18.88	$20.39	$16.67	$14.94	$14.57	$13.49	$10.34	$8.90	$9.15	$8.09
Number of accumulation units outstanding at end of period	26,633	17,925	5,661	7,968	9,613	42,283	7,107	3,076	5,736	2,800
AMERICAN FUNDS® - THE INCOME FUND OF AMERICA® (CLASS R-3)										
Value at beginning of period	$23.66	$21.05	$19.21	$19.67	$18.30	$15.62	$14.07	$13.44	$12.10	$9.80
Value at end of period	$22.26	$23.66	$21.05	$19.21	$19.67	$18.30	$15.62	$14.07	$13.44	$12.10
Number of accumulation units outstanding at end of period	589	238	1,260	5,549	6,452	3,524	2,688	3,198	15,297	12,518
ARIEL APPRECIATION FUND (INVESTOR CLASS)										
(Funds were first received in this option during October 2017)										
Value at beginning of period	$27.08	$25.69								
Value at end of period	$23.09	$27.08								
Number of accumulation units outstanding at end of period	294	243								
COLUMBIA LARGE CAP VALUE FUND (ADVISOR CLASS)										
(Funds were first received in this option during February 2016)										
Value at beginning of period	$18.25	$15.70	$12.47							
Value at end of period	$16.18	$18.25	$15.70							
Number of accumulation units outstanding at end of period	427	295	183							
EATON VANCE LARGE-CAP VALUE FUND (CLASS R)										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$24.98	$21.92	$20.17	$20.54	$18.65	$14.53	$12.64	$13.33	$12.21	$11.75
Value at end of period	$23.10	$24.98	$21.92	$20.17	$20.54	$18.65	$14.53	$12.64	$13.33	$12.21
Number of accumulation units outstanding at end of period	0	0	0	3,056	2,790	2,513	2,199	1,828	1,465	1,034
FIDELITY® VIP GROWTH PORTFOLIO (INITIAL CLASS)										
(Funds were first received in this option during December 2017)										
Value at beginning of period	$26.98	$26.98								
Value at end of period	$26.69	$26.98								
Number of accumulation units outstanding at end of period	2,663	1,297								

Condensed Financial Information (continued)

	2018	2017	2016	2015	2014	2013	2012	2011	2010	2009
FRANKLIN MUTUAL GLOBAL DISCOVERY FUND (CLASS R)										
Value at beginning of period	$28.17	$25.90	$23.18	$24.23	$23.24	$18.68	$16.60	$17.23	$15.62	$13.01
Value at end of period	$24.88	$28.17	$25.90	$23.18	$24.23	$23.24	$18.68	$16.60	$17.23	$15.62
Number of accumulation units outstanding at end of period	16,035	13,360	1,300	8,819	16,110	4,863	16,230	15,632	20,575	20,036
FRANKLIN SMALL-MID CAP GROWTH FUND (CLASS A)										
(Funds were first received in this option during January 2017)										
Value at beginning of period	$27.33	$23.27								
Value at end of period	$25.89	$27.33								
Number of accumulation units outstanding at end of period	1,123	1,672								
PIONEER STRATEGIC INCOME FUND (CLASS A SHARES)										
(Funds were first received in this option during February 2017)										
Value at beginning of period	$13.97	$13.50								
Value at end of period	$13.61	$13.97								
Number of accumulation units outstanding at end of period	5,278	7,122								
VOYA GLOBAL BOND PORTFOLIO (CLASS S)										
Value at beginning of period	$13.80	$12.69	$12.03	$12.66	$12.70	$13.34	$12.45	$12.09	$10.52	$8.71
Value at end of period	$13.44	$13.80	$12.69	$12.03	$12.66	$12.70	$13.34	$12.45	$12.09	$10.52
Number of accumulation units outstanding at end of period	9,009	8,303	7,536	9,521	11,813	5,571	7,243	9,481	10,964	10,869
VOYA GLOBAL EQUITY PORTFOLIO (CLASS I)										
(Funds were first received in this option during March 2015)										
Value at beginning of period	$12.21	$9.92	$9.40	$10.03						
Value at end of period	$11.08	$12.21	$9.92	$9.40						
Number of accumulation units outstanding at end of period	8,333	8,338	5,534	13,552						
VOYA GLOBAL REAL ESTATE FUND (CLASS A)										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$23.24	$21.21	$21.29	$21.81	$19.30	$18.72	$15.02	$15.99	$14.00	$13.87
Value at end of period	$21.04	$23.24	$21.21	$21.29	$21.81	$19.30	$18.72	$15.02	$15.99	$14.00
Number of accumulation units outstanding at end of period	2,194	2,101	452	385	1,018	4,407	45	11	0	103
VOYA INDEX SOLUTION 2025 PORTFOLIO (CLASS S2)										
(Funds were first received in this option during December 2012)										
Value at beginning of period	$18.32	$16.09	$15.16	$15.49	$14.75	$12.68	$12.68			
Value at end of period	$17.26	$18.32	$16.09	$15.16	$15.49	$14.75	$12.68			
Number of accumulation units outstanding at end of period	12,925	25,196	26,796	33,539	37,850	17,688	16,853			
VOYA INDEX SOLUTION 2035 PORTFOLIO (CLASS S2)										
(Funds were first received in this option during August 2010)										
Value at beginning of period	$20.28	$17.25	$16.10	$16.48	$15.66	$12.92	$11.29	$11.75	$10.24	
Value at end of period	$18.73	$20.28	$17.25	$16.10	$16.48	$15.66	$12.92	$11.29	$11.75	
Number of accumulation units outstanding at end of period	10,629	7,465	9,046	5,020	26,641	5,757	5,310	0	1,143	
VOYA INDEX SOLUTION 2045 PORTFOLIO (CLASS S2)										
(Funds were first received in this option during September 2012)										
Value at beginning of period	$21.28	$17.82	$16.60	$17.03	$16.15	$13.10	$12.80			
Value at end of period	$19.37	$21.28	$17.82	$16.60	$17.03	$16.15	$13.10			
Number of accumulation units outstanding at end of period	11,284	14,048	10,837	1,936	24,577	8,860	10,650			
VOYA INDEX SOLUTION 2055 PORTFOLIO (CLASS S2)										
(Funds were first received in this option during September 2012)										
Value at beginning of period	$20.63	$17.21	$16.06	$16.47	$15.60	$12.65	$12.35			
Value at end of period	$18.73	$20.63	$17.21	$16.06	$16.47	$15.60	$12.65			
Number of accumulation units outstanding at end of period	1,832	1,766	1,562	2,124	3,763	0	136			

Condensed Financial Information (continued)

	2018	2017	2016	2015	2014	2013	2012	2011	2010	2009
VOYA INDEX SOLUTION INCOME PORTFOLIO (CLASS S2)										
(Funds were first received in this option during September 2012)										
Value at beginning of period	$14.84	$13.70	$13.13	$13.37	$12.70	$11.86	$11.77			
Value at end of period	$14.26	$14.84	$13.70	$13.13	$13.37	$12.70	$11.86			
Number of accumulation units outstanding at end of period	8,614	8,549	8,448	5,292	8,382	8,151	7,792			
VOYA LARGE CAP GROWTH PORTFOLIO (CLASS S)										
(Funds were first received in this option during April 2014)										
Value at beginning of period	$24.96	$19.38	$18.79	$17.79	$15.76					
Value at end of period	$24.40	$24.96	$19.38	$18.79	$17.79					
Number of accumulation units outstanding at end of period	23,129	19,483	8,166	5,925	6,530					
VOYA LARGE CAP VALUE FUND (CLASS A)										
(Funds were first received in this option during July 2013)										
Value at beginning of period	$15.96	$14.15	$12.56	$13.27	$12.17	$11.22				
Value at end of period	$14.58	$15.96	$14.15	$12.56	$13.27	$12.17				
Number of accumulation units outstanding at end of period	1,768	2,155	1,070	884	490	491				
VOYA MULTI-MANAGER INTERNATIONAL SMALL CAP FUND (CLASS A)										
Value at beginning of period	$28.71	$21.38	$21.65	$20.15	$21.57	$16.87	$14.11	$17.22	$13.89	$9.60
Value at end of period	$22.27	$28.71	$21.38	$21.65	$20.15	$21.57	$16.87	$14.11	$17.22	$13.89
Number of accumulation units outstanding at end of period	1,492	186	0	0	187	0	0	211	199	7,856
VOYA RUSSELL™ LARGE CAP GROWTH INDEX PORTFOLIO (CLASS S)										
(Funds were first received in this option during September 2012)										
Value at beginning of period	$35.85	$27.51	$26.01	$24.35	$21.70	$16.56	$17.03			
Value at end of period	$35.23	$35.85	$27.51	$26.01	$24.35	$21.70	$16.56			
Number of accumulation units outstanding at end of period	6,543	6,367	7,303	5,539	5,145	4,861	4,541			
VOYA SMALL COMPANY PORTFOLIO (CLASS I)										
Value at beginning of period	$34.91	$31.52	$25.45	$25.78	$24.32	$17.74	$15.57	$16.05	$12.97	$10.22
Value at end of period	$29.23	$34.91	$31.52	$25.45	$25.78	$24.32	$17.74	$15.57	$16.05	$12.97
Number of accumulation units outstanding at end of period	14,915	13,684	12,957	16,284	3,007	3,908	2,826	343	5,755	2,224
VOYA SOLUTION 2025 PORTFOLIO (CLASS S2)										
(Funds were first received in this option during April 2010)										
Value at beginning of period	$18.62	$16.26	$15.46	$15.57	$14.85	$12.85	$11.40	$11.84	$11.06	
Value at end of period	$17.44	$18.62	$16.26	$15.46	$15.57	$14.85	$12.85	$11.40	$11.84	
Number of accumulation units outstanding at end of period	53,356	42,861	45,975	65,079	145,213	120,542	53,877	59,796	105,440	
VOYA SOLUTION 2035 PORTFOLIO (CLASS S2)										
(Funds were first received in this option during April 2010)										
Value at beginning of period	$20.29	$17.10	$16.20	$16.38	$15.61	$13.05	$11.41	$12.04	$11.21	
Value at end of period	$18.49	$20.29	$17.10	$16.20	$16.38	$15.61	$13.05	$11.41	$12.04	
Number of accumulation units outstanding at end of period	66,215	23,887	2,442	25,292	61,816	36,094	18,151	20,670	34,514	
VOYA SOLUTION 2045 PORTFOLIO (CLASS S2)										
(Funds were first received in this option during April 2010)										
Value at beginning of period	$21.29	$17.68	$16.72	$16.98	$16.12	$13.14	$11.45	$12.16	$11.27	
Value at end of period	$18.99	$21.29	$17.68	$16.72	$16.98	$16.12	$13.14	$11.45	$12.16	
Number of accumulation units outstanding at end of period	30,367	12,702	6,721	16,424	33,324	19,013	26,307	27,988	35,014	
VOYA SOLUTION 2055 PORTFOLIO (CLASS S2)										
(Funds were first received in this option during December 2010)										
Value at beginning of period	$20.41	$16.88	$15.97	$16.22	$15.36	$12.51	$10.91	$11.57	$11.53	
Value at end of period	$18.14	$20.41	$16.88	$15.97	$16.22	$15.36	$12.51	$10.91	$11.57	
Number of accumulation units outstanding at end of period	3,324	142	11	4,360	8,900	3,874	1,047	448	1	

Condensed Financial Information (continued)

	2018	2017	2016	2015	2014	2013	2012	2011	2010	2009
VOYA SOLUTION INCOME PORTFOLIO (CLASS S2)										
(Funds were first received in this option during April 2010)										
Value at beginning of period	$15.01	$13.81	$13.31	$13.40	$12.75	$11.99	$10.99	$11.02	$10.51	
Value at end of period	$14.46	$15.01	$13.81	$13.31	$13.40	$12.75	$11.99	$10.99	$11.02	
Number of accumulation units outstanding at end of period	42,425	25,897	27,244	46,415	3,261	1,997	451	13,252	19,072	
VY® AMERICAN CENTURY SMALL-MID CAP VALUE PORTFOLIO (CLASS S)										
Value at beginning of period	$36.43	$32.95	$26.70	$27.30	$24.40	$18.67	$16.12	$16.73	$13.78	$10.21
Value at end of period	$31.05	$36.43	$32.95	$26.70	$27.30	$24.40	$18.67	$16.12	$16.73	$13.78
Number of accumulation units outstanding at end of period	3,733	2,927	4,426	2,449	3,597	8,767	8,774	6,055	5,806	2,620
VY® COLUMBIA SMALL CAP VALUE II PORTFOLIO (CLASS S)										
Value at beginning of period	$21.95	$19.88	$16.15	$16.73	$16.11	$11.57	$10.18	$10.52	$8.44	$6.80
Value at end of period	$17.96	$21.95	$19.88	$16.15	$16.73	$16.11	$11.57	$10.18	$10.52	$8.44
Number of accumulation units outstanding at end of period	297	280	291	237	0	0	0	0	0	2,041
VY® INVESCO EQUITY AND INCOME PORTFOLIO (CLASS S)										
(Funds were first received in this option during July 2014)										
Value at beginning of period	$13.00	$11.81	$10.32	$10.62	$10.44					
Value at end of period	$11.68	$13.00	$11.81	$10.32	$10.62					
Number of accumulation units outstanding at end of period	46,622	68,768	4,884	4,497	8,566					
VY® JPMORGAN EMERGING MARKETS EQUITY PORTFOLIO (CLASS S)										
(Funds were first received in this option during June 2018)										
Value at beginning of period	$18.09									
Value at end of period	$15.63									
Number of accumulation units outstanding at end of period	1,333									
VY® PIONEER HIGH YIELD PORTFOLIO (CLASS S)										
(Funds were first received in this option during January 2009)										
Value at beginning of period	$22.16	$20.78	$18.33	$19.35	$19.43	$17.43	$15.12	$15.34	$12.99	$8.04
Value at end of period	$21.41	$22.16	$20.78	$18.33	$19.35	$19.43	$17.43	$15.12	$15.34	$12.99
Number of accumulation units outstanding at end of period	823	900	438	7,171	7,272	197	0	0	0	58
VY® T. ROWE PRICE DIVERSIFIED MID CAP GROWTH PORTFOLIO (CLASS I)										
(Funds were first received in this option during February 2013)										
Value at beginning of period	$28.38	$22.85	$21.38	$21.06	$18.93	$15.06				
Value at end of period	$27.33	$28.38	$22.85	$21.38	$21.06	$18.93				
Number of accumulation units outstanding at end of period	2,117	0	0	0	0	410				
VY® T. ROWE PRICE DIVERSIFIED MID CAP GROWTH PORTFOLIO (CLASS S)										
Value at beginning of period	$31.37	$25.33	$23.75	$23.47	$21.13	$15.76	$13.67	$14.29	$11.21	$7.72
Value at end of period	$30.14	$31.37	$25.33	$23.75	$23.47	$21.13	$15.76	$13.67	$14.29	$11.21
Number of accumulation units outstanding at end of period	12,060	10,867	12,882	12,619	12,252	12,203	11,140	10,535	12,641	14,065
VY® T. ROWE PRICE GROWTH EQUITY PORTFOLIO (CLASS S)										
Value at beginning of period	$33.22	$25.06	$24.87	$22.61	$20.96	$15.17	$12.85	$13.09	$11.28	$7.95
Value at end of period	$32.62	$33.22	$25.06	$24.87	$22.61	$20.96	$15.17	$12.85	$13.09	$11.28
Number of accumulation units outstanding at end of period	23,323	22,673	28,180	39,045	43,571	63,280	64,617	53,407	50,503	22,178

Condensed Financial Information (continued)

TABLE 12
FOR CONTRACTS WITH A DAILY ASSET CHARGE OF 0.55%
(Selected data for accumulation units outstanding throughout each period)

	2018	2017	2016	2015	2014	2013	2012	2011	2010	2009
AMERICAN FUNDS® - AMERICAN BALANCED FUND® (CLASS R-3)										
(Funds were first received in this option during September 2011)										
Value at beginning of period	$23.66	$20.68	$19.21	$19.06	$17.66	$14.64	$12.93	$12.01		
Value at end of period	$22.82	$23.66	$20.68	$19.21	$19.06	$17.66	$14.64	$12.93		
Number of accumulation units outstanding at end of period	695	695	119	119	582	119	119	119		
AMERICAN FUNDS® - CAPITAL WORLD GROWTH AND INCOME FUND℠ (CLASS R-3)										
(Funds were first received in this option during December 2009)										
Value at beginning of period	$23.99	$19.41	$18.39	$18.96	$18.39	$14.85	$12.57	$13.72	$12.84	$12.74
Value at end of period	$21.34	$23.99	$19.41	$18.39	$18.96	$18.39	$14.85	$12.57	$13.72	$12.84
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	0	0	176	48
AMERICAN FUNDS® - FUNDAMENTAL INVESTORS℠ (CLASS R-3)										
(Funds were first received in this option during March 2011)										
Value at beginning of period	$20.29	$16.60	$14.88	$14.52	$13.45	$10.32	$8.88	$9.15		
Value at end of period	$18.78	$20.29	$16.60	$14.88	$14.52	$13.45	$10.32	$8.88		
Number of accumulation units outstanding at end of period	0	0	0	215	184	149	108	103		
AMERICAN FUNDS® - NEW PERSPECTIVE FUND® (CLASS R-3)										
Value at beginning of period	$29.91	$23.41	$23.20	$22.21	$21.71	$17.27	$14.42	$15.75	$14.10	$10.34
Value at end of period	$27.91	$29.91	$23.41	$23.20	$22.21	$21.71	$17.27	$14.42	$15.75	$14.10
Number of accumulation units outstanding at end of period	0	0	1,518	0	0	0	0	7,475	7,064	8,819
EATON VANCE LARGE-CAP VALUE FUND (CLASS R)										
(Funds were first received in this option during December 2009)										
Value at beginning of period	$24.87	$21.84	$20.10	$20.48	$18.60	$14.50	$12.62	$13.32	$12.21	$12.25
Value at end of period	$22.99	$24.87	$21.84	$20.10	$20.48	$18.60	$14.50	$12.62	$13.32	$12.21
Number of accumulation units outstanding at end of period	0	0	0	1,241	1,248	1,232	1,412	1,229	325	67
VOYA GLOBAL BOND PORTFOLIO (CLASS S)										
Value at beginning of period	$13.73	$12.63	$11.98	$12.61	$12.66	$13.30	$12.42	$12.07	$10.50	$8.71
Value at end of period	$13.36	$13.73	$12.63	$11.98	$12.61	$12.66	$13.30	$12.42	$12.07	$10.50
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	0	11,281	16,364	4,263
VOYA GLOBAL REAL ESTATE FUND (CLASS A)										
(Funds were first received in this option during March 2011)										
Value at beginning of period	$23.14	$21.13	$21.22	$21.75	$19.25	$18.69	$15.00	$15.38		
Value at end of period	$20.94	$23.14	$21.13	$21.22	$21.75	$19.25	$18.69	$15.00		
Number of accumulation units outstanding at end of period	0	0	0	690	712	681	591	523		
VOYA GROWTH AND INCOME PORTFOLIO (CLASS I)										
(Funds were first received in this option during May 2017)										
Value at beginning of period	$22.85	$20.64								
Value at end of period	$21.63	$22.85								
Number of accumulation units outstanding at end of period	221	123								
VOYA GROWTH AND INCOME PORTFOLIO (CLASS S)										
(Funds were first received in this option during May 2017)										
Value at beginning of period	$28.68	$25.91								
Value at end of period	$27.16	$28.68								
Number of accumulation units outstanding at end of period	0	200								

Condensed Financial Information (continued)

	2018	2017	2016	2015	2014	2013	2012	2011	2010	2009
VOYA INTERMEDIATE BOND FUND (CLASS A)										
(Funds were first received in this option during May 2009)										
Value at beginning of period	$16.20	$15.59	$15.10	$15.14	$14.30	$14.49	$13.38	$12.49	$11.45	$10.35
Value at end of period	$16.01	$16.20	$15.59	$15.10	$15.14	$14.30	$14.49	$13.38	$12.49	$11.45
Number of accumulation units outstanding at end of period	639	639	1,380	754	1,558	2,455	1,684	1,140	50	19
VOYA LARGE CAP GROWTH PORTFOLIO (CLASS S)										
(Funds were first received in this option during May 2017)										
Value at beginning of period	$24.87	$21.81								
Value at end of period	$24.30	$24.87								
Number of accumulation units outstanding at end of period	96	62								
VOYA MIDCAP OPPORTUNITIES PORTFOLIO (CLASS I)										
(Funds were first received in this option during July 2017)										
Value at beginning of period	$17.45	$15.98								
Value at end of period	$16.03	$17.45								
Number of accumulation units outstanding at end of period	458	458								
VOYA MULTI-MANAGER INTERNATIONAL SMALL CAP FUND (CLASS A)										
(Funds were first received in this option during May 2017)										
Value at beginning of period	$28.51	$24.61								
Value at end of period	$22.10	$28.51								
Number of accumulation units outstanding at end of period	114	89								
VOYA RUSSELL™ LARGE CAP GROWTH INDEX PORTFOLIO (CLASS S)										
(Funds were first received in this option during March 2011)										
Value at beginning of period	$35.69	$27.41	$25.92	$24.28	$21.65	$16.53	$14.55	$13.99		
Value at end of period	$35.06	$35.69	$27.41	$25.92	$24.28	$21.65	$16.53	$14.55		
Number of accumulation units outstanding at end of period	0	0	0	598	643	684	418	148		
VOYA RUSSELL™ LARGE CAP VALUE INDEX PORTFOLIO (CLASS S)										
(Funds were first received in this option during March 2011)										
Value at beginning of period	$27.30	$24.25	$21.15	$22.10	$19.80	$15.14	$13.13	$13.20		
Value at end of period	$25.29	$27.30	$24.25	$21.15	$22.10	$19.80	$15.14	$13.13		
Number of accumulation units outstanding at end of period	0	0	0	158	131	72	61	48		
VOYA SOLUTION 2025 PORTFOLIO (CLASS S2)										
(Funds were first received in this option during April 2010)										
Value at beginning of period	$18.55	$16.21	$15.41	$15.53	$14.82	$12.84	$11.39	$11.83	$11.06	
Value at end of period	$17.36	$18.55	$16.21	$15.41	$15.53	$14.82	$12.84	$11.39	$11.83	
Number of accumulation units outstanding at end of period	15,412	17,143	3,088	84,960	37,455	29,431	7,597	137,715	144,503	
VOYA SOLUTION 2035 PORTFOLIO (CLASS S2)										
(Funds were first received in this option during April 2010)										
Value at beginning of period	$20.21	$17.04	$16.15	$16.34	$15.57	$13.03	$11.40	$12.04	$11.21	
Value at end of period	$18.41	$20.21	$17.04	$16.15	$16.34	$15.57	$13.03	$11.40	$12.04	
Number of accumulation units outstanding at end of period	8,149	8,619	5,606	1,918	1,416	167	362	111,067	125,649	
VOYA SOLUTION 2045 PORTFOLIO (CLASS S2)										
(Funds were first received in this option during April 2010)										
Value at beginning of period	$21.20	$17.62	$16.67	$16.94	$16.09	$13.12	$11.44	$12.16	$11.27	
Value at end of period	$18.90	$21.20	$17.62	$16.67	$16.94	$16.09	$13.12	$11.44	$12.16	
Number of accumulation units outstanding at end of period	9,972	8,994	859	992	1,070	469	345	28,964	41,822	
VOYA SOLUTION 2055 PORTFOLIO (CLASS S2)										
(Funds were first received in this option during August 2010)										
Value at beginning of period	$20.33	$16.82	$15.92	$16.18	$15.33	$12.49	$10.90	$11.57	$9.61	
Value at end of period	$18.06	$20.33	$16.82	$15.92	$16.18	$15.33	$12.49	$10.90	$11.57	
Number of accumulation units outstanding at end of period	1,459	863	1,249	237	153	0	0	1,030	417	

	2018	2017	2016	2015	2014	2013	2012	2011	2010	2009
VOYA SOLUTION INCOME PORTFOLIO (CLASS S2)										
(Funds were first received in this option during April 2010)										
Value at beginning of period	$14.95	$13.77	$13.27	$13.36	$12.72	$11.97	$10.98	$11.01	$10.50	
Value at end of period	$14.39	$14.95	$13.77	$13.27	$13.36	$12.72	$11.97	$10.98	$11.01	
Number of accumulation units outstanding at end of period	2,365	2,440	30,987	4,818	0	0	1,783	16,783	18,411	
VOYA U.S. BOND INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during May 2017)										
Value at beginning of period	$12.99	$12.90								
Value at end of period	$12.84	$12.99								
Number of accumulation units outstanding at end of period	63	30								
VY® AMERICAN CENTURY SMALL-MID CAP VALUE PORTFOLIO (CLASS S)										
(Funds were first received in this option during September 2010)										
Value at beginning of period	$36.18	$32.74	$26.54	$27.15	$24.28	$18.58	$16.06	$16.67	$14.41	
Value at end of period	$30.82	$36.18	$32.74	$26.54	$27.15	$24.28	$18.58	$16.06	$16.67	
Number of accumulation units outstanding at end of period	691	914	381	381	381	2,449	604	480	4,267	
VY® COLUMBIA CONTRARIAN CORE PORTFOLIO (CLASS S)										
(Funds were first received in this option during May 2017)										
Value at beginning of period	$23.68	$21.10								
Value at end of period	$21.43	$23.68								
Number of accumulation units outstanding at end of period	25	13								
VY® INVESCO COMSTOCK PORTFOLIO (CLASS S)										
(Funds were first received in this option during July 2014)										
Value at beginning of period	$25.81	$22.06	$18.83	$20.13	$19.52					
Value at end of period	$22.49	$25.81	$22.06	$18.83	$20.13					
Number of accumulation units outstanding at end of period	68	45	0	0	564					
VY® JPMORGAN MID CAP VALUE PORTFOLIO (CLASS S)										
(Funds were first received in this option during December 2009)										
Value at beginning of period	$34.15	$30.19	$26.47	$27.45	$24.00	$18.35	$15.37	$15.18	$12.41	$12.43
Value at end of period	$29.82	$34.15	$30.19	$26.47	$27.45	$24.00	$18.35	$15.37	$15.18	$12.41
Number of accumulation units outstanding at end of period	329	279	961	0	0	9	7	5	168	51
VY® T. ROWE PRICE GROWTH EQUITY PORTFOLIO (CLASS S)										
(Funds were first received in this option during March 2011)										
Value at beginning of period	$32.99	$24.90	$24.72	$22.49	$20.86	$15.10	$12.80	$13.08		
Value at end of period	$32.37	$32.99	$24.90	$24.72	$22.49	$20.86	$15.10	$12.80		
Number of accumulation units outstanding at end of period	199	199	199	199	257	830	730	643		
VY® TEMPLETON FOREIGN EQUITY PORTFOLIO (CLASS S)										
Value at beginning of period	$14.40	$11.87	$11.74	$12.25	$13.22	$11.08	$9.40	$10.76	$9.96	$7.60
Value at end of period	$12.15	$14.40	$11.87	$11.74	$12.25	$13.22	$11.08	$9.40	$10.76	$9.96
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	0	440	406	330

Condensed Financial Information (continued)

TABLE 13

FOR CONTRACTS WITH A DAILY ASSET CHARGE OF 0.60%

(Selected data for accumulation units outstanding throughout each period)

	2018	2017	2016	2015	2014	2013	2012	2011	2010	2009
AMERICAN FUNDS® - CAPITAL WORLD GROWTH AND INCOME FUND^{SM} (CLASS R-3)										
(Funds were first received in this option during February 2010)										
Value at beginning of period	$23.89	$19.33	$18.32	$18.90	$18.35	$14.82	$12.56	$13.71	$12.30	
Value at end of period	$21.23	$23.89	$19.33	$18.32	$18.90	$18.35	$14.82	$12.56	$13.71	
Number of accumulation units outstanding at end of period	6,874	0	7,233	4,465	0	418	2,025	3,673	830	
AMERICAN FUNDS® - FUNDAMENTAL INVESTORS^{SM} (CLASS R-3)										
(Funds were first received in this option during February 2009)										
Value at beginning of period	$20.20	$16.53	$14.83	$14.48	$13.41	$10.29	$8.87	$9.12	$8.07	$5.76
Value at end of period	$18.68	$20.20	$16.53	$14.83	$14.48	$13.41	$10.29	$8.87	$9.12	$8.07
Number of accumulation units outstanding at end of period	2,566	2,439	15,087	13,950	3,564	5,967	30,458	3,661	128	349
COLUMBIA LARGE CAP VALUE FUND (ADVISOR CLASS)										
(Funds were first received in this option during February 2012)										
Value at beginning of period	$18.08	$15.56	$13.62	$13.99	$12.58	$9.65	$9.23			
Value at end of period	$16.01	$18.08	$15.56	$13.62	$13.99	$12.58	$9.65			
Number of accumulation units outstanding at end of period	0	0	0	95	51	0	5,513			
DODGE & COX STOCK FUND										
(Funds were first received in this option during November 2018)										
Value at beginning of period	$27.06									
Value at end of period	$24.53									
Number of accumulation units outstanding at end of period	61									
INVESCO HEALTH CARE FUND (INVESTOR CLASS)										
(Funds were first received in this option during October 2018)										
Value at beginning of period	$75.20									
Value at end of period	$70.82									
Number of accumulation units outstanding at end of period	0									
OPPENHEIMER GOLD & SPECIAL MINERALS FUND (CLASS A)										
(Funds were first received in this option during June 2018)										
Value at beginning of period	$6.16									
Value at end of period	$5.69									
Number of accumulation units outstanding at end of period	7,483									
VICTORY SYCAMORE SMALL COMPANY OPPORTUNITY FUND (CLASS R)										
(Funds were first received in this option during February 2011)										
Value at beginning of period	$27.40	$24.78	$19.27	$19.57	$18.55	$14.07	$12.65	$12.97		
Value at end of period	$24.85	$27.40	$24.78	$19.27	$19.57	$18.55	$14.07	$12.65		
Number of accumulation units outstanding at end of period	169	151	0	0	0	0	47	110		
VOYA GLOBAL BOND PORTFOLIO (CLASS S)										
(Funds were first received in this option during January 2009)										
Value at beginning of period	$13.66	$12.57	$11.93	$12.56	$12.62	$13.26	$12.40	$12.05	$10.49	$8.78
Value at end of period	$13.28	$13.66	$12.57	$11.93	$12.56	$12.62	$13.26	$12.40	$12.05	$10.49
Number of accumulation units outstanding at end of period	8,121	0	1,351	10,926	13,330	14,881	4,968	675	4,277	7,294
VOYA GLOBAL EQUITY PORTFOLIO (CLASS I)										
(Funds were first received in this option during March 2015)										
Value at beginning of period	$12.17	$9.90	$9.39	$10.03						
Value at end of period	$11.03	$12.17	$9.90	$9.39						
Number of accumulation units outstanding at end of period	1,214	2,826	6,446	6,661						

Condensed Financial Information (continued)

	2018	2017	2016	2015	2014	2013	2012	2011	2010	2009
VOYA GLOBAL REAL ESTATE FUND (CLASS A)										
(Funds were first received in this option during February 2012)										
Value at beginning of period	$23.04	$21.04	$21.15	$21.69	$19.21	$18.65	$16.63			
Value at end of period	$20.84	$23.04	$21.04	$21.15	$21.69	$19.21	$18.65			
Number of accumulation units outstanding at end of period	236	0	1,675	1,674	0	0	3,543			
VOYA INDEX SOLUTION 2025 PORTFOLIO (CLASS S2)										
(Funds were first received in this option during February 2012)										
Value at beginning of period	$18.18	$15.98	$15.07	$15.41	$14.69	$12.65	$12.09			
Value at end of period	$17.11	$18.18	$15.98	$15.07	$15.41	$14.69	$12.65			
Number of accumulation units outstanding at end of period	28,719	13,552	1,029	70,220	67,818	63,096	544			
VOYA INDEX SOLUTION 2035 PORTFOLIO (CLASS S2)										
(Funds were first received in this option during September 2011)										
Value at beginning of period	$20.12	$17.13	$16.01	$16.40	$15.60	$12.89	$11.27	$10.44		
Value at end of period	$18.57	$20.12	$17.13	$16.01	$16.40	$15.60	$12.89	$11.27		
Number of accumulation units outstanding at end of period	41,203	11,048	1,114	36,007	36,631	33,052	0	226		
VOYA INDEX SOLUTION 2045 PORTFOLIO (CLASS S2)										
(Funds were first received in this option during September 2011)										
Value at beginning of period	$21.11	$17.70	$16.51	$16.94	$16.09	$13.07	$11.37	$10.47		
Value at end of period	$19.20	$21.11	$17.70	$16.51	$16.94	$16.09	$13.07	$11.37		
Number of accumulation units outstanding at end of period	32,087	1,912	1,315	23,664	21,274	18,072	177	356		
VOYA INDEX SOLUTION 2055 PORTFOLIO (CLASS S2)										
(Funds were first received in this option during September 2011)										
Value at beginning of period	$20.48	$17.10	$15.97	$16.40	$15.54	$12.62	$10.97	$10.12		
Value at end of period	$18.57	$20.48	$17.10	$15.97	$16.40	$15.54	$12.62	$10.97		
Number of accumulation units outstanding at end of period	40,063	1,480	918	3,486	1,538	732	0	66		
VOYA INDEX SOLUTION INCOME PORTFOLIO (CLASS S2)										
(Funds were first received in this option during September 2011)										
Value at beginning of period	$14.72	$13.60	$13.06	$13.30	$12.65	$11.82	$10.97	$10.59		
Value at end of period	$14.14	$14.72	$13.60	$13.06	$13.30	$12.65	$11.82	$10.97		
Number of accumulation units outstanding at end of period	7,382	5,964	30	37,717	736	560	1,219	127		
VOYA INTERNATIONAL INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during June 2018)										
Value at beginning of period	$11.16									
Value at end of period	$9.64									
Number of accumulation units outstanding at end of period	34,037									
VOYA LARGE CAP GROWTH PORTFOLIO (CLASS S)										
(Funds were first received in this option during May 2011)										
Value at beginning of period	$24.78	$19.26	$18.69	$17.72	$15.73	$12.11	$10.34	$10.92		
Value at end of period	$24.21	$24.78	$19.26	$18.69	$17.72	$15.73	$12.11	$10.34		
Number of accumulation units outstanding at end of period	12,512	2,975	7,311	5,438	3,273	149	147	144		
VOYA LARGE CAP VALUE PORTFOLIO (CLASS S)										
(Funds were first received in this option during June 2017)										
Value at beginning of period	$16.60	$15.67								
Value at end of period	$15.16	$16.60								
Number of accumulation units outstanding at end of period	1,218	1,332								
VOYA RUSSELL™ LARGE CAP GROWTH INDEX PORTFOLIO (CLASS S)										
(Funds were first received in this option during November 2013)										
Value at beginning of period	$35.54	$27.31	$25.84	$24.21	$21.60	$20.50				
Value at end of period	$34.90	$35.54	$27.31	$25.84	$24.21	$21.60				
Number of accumulation units outstanding at end of period	26,117	3,080	2,397	1,738	1,801	1,685				

CFI 39

	2018	2017	2016	2015	2014	2013	2012	2011	2010	2009
VOYA SMALLCAP OPPORTUNITIES PORTFOLIO (CLASS I)										
(Funds were first received in this option during October 2018)										
Value at beginning of period	$36.63									
Value at end of period	$30.45									
Number of accumulation units outstanding at end of period	2									
VOYA SMALL COMPANY PORTFOLIO (CLASS I)										
Value at beginning of period	$34.42	$31.12	$25.15	$25.50	$24.08	$17.58	$15.45	$15.94	$12.89	$10.17
Value at end of period	$28.80	$34.42	$31.12	$25.15	$25.50	$24.08	$17.58	$15.45	$15.94	$12.89
Number of accumulation units outstanding at end of period	1,434	703	277	715	178	54	58	2,407	0	4
VOYA SOLUTION 2025 PORTFOLIO (CLASS S2)										
(Funds were first received in this option during April 2010)										
Value at beginning of period	$18.48	$16.15	$15.37	$15.49	$14.79	$12.82	$11.38	$11.83	$11.06	
Value at end of period	$17.29	$18.48	$16.15	$15.37	$15.49	$14.79	$12.82	$11.38	$11.83	
Number of accumulation units outstanding at end of period	47,886	31,772	46,069	23,688	22,198	40,039	27,024	20,744	28,031	
VOYA SOLUTION 2035 PORTFOLIO (CLASS S2)										
(Funds were first received in this option during April 2010)										
Value at beginning of period	$20.13	$16.98	$16.10	$16.30	$15.54	$13.01	$11.39	$12.03	$11.21	
Value at end of period	$18.33	$20.13	$16.98	$16.10	$16.30	$15.54	$13.01	$11.39	$12.03	
Number of accumulation units outstanding at end of period	167,763	93,204	104,862	69,078	66,293	80,272	66,274	54,245	46,820	
VOYA SOLUTION 2045 PORTFOLIO (CLASS S2)										
(Funds were first received in this option during April 2010)										
Value at beginning of period	$21.12	$17.55	$16.62	$16.90	$16.06	$13.10	$11.43	$12.15	$11.27	
Value at end of period	$18.82	$21.12	$17.55	$16.62	$16.90	$16.06	$13.10	$11.43	$12.15	
Number of accumulation units outstanding at end of period	59,548	19,928	22,578	13,041	7,179	6,140	5,655	2,706	2,327	
VOYA SOLUTION 2055 PORTFOLIO (CLASS S2)										
(Funds were first received in this option during February 2012)										
Value at beginning of period	$20.26	$16.77	$15.88	$16.14	$15.30	$12.48	$11.99			
Value at end of period	$17.98	$20.26	$16.77	$15.88	$16.14	$15.30	$12.48			
Number of accumulation units outstanding at end of period	6,805	2,837	1,986	847	34	13,591	504			
VOYA SOLUTION INCOME PORTFOLIO (CLASS S2)										
(Funds were first received in this option during April 2010)										
Value at beginning of period	$14.89	$13.72	$13.23	$13.33	$12.70	$11.96	$10.97	$11.01	$10.50	
Value at end of period	$14.33	$14.89	$13.72	$13.23	$13.33	$12.70	$11.96	$10.97	$11.01	
Number of accumulation units outstanding at end of period	25,458	13,668	21,968	13,593	24	24	1,684	1,705	1,715	
VOYA U.S. BOND INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during June 2018)										
Value at beginning of period	$12.61									
Value at end of period	$12.77									
Number of accumulation units outstanding at end of period	14,741									
VY® AMERICAN CENTURY SMALL-MID CAP VALUE PORTFOLIO (CLASS S)										
Value at beginning of period	$35.93	$32.53	$26.38	$27.01	$24.16	$18.50	$16.00	$16.62	$13.70	$10.16
Value at end of period	$30.59	$35.93	$32.53	$26.38	$27.01	$24.16	$18.50	$16.00	$16.62	$13.70
Number of accumulation units outstanding at end of period	1,669	735	749	765	861	1,111	594	548	331	277
VY® COLUMBIA CONTRARIAN CORE PORTFOLIO (CLASS S)										
Value at beginning of period	$23.52	$19.46	$18.06	$17.64	$15.73	$11.75	$10.52	$11.11	$9.97	$7.62
Value at end of period	$21.27	$23.52	$19.46	$18.06	$17.64	$15.73	$11.75	$10.52	$11.11	$9.97
Number of accumulation units outstanding at end of period	2,159	950	2,554	3,489	1,978	645	836	735	5	1,287
VY® INVESCO EQUITY AND INCOME PORTFOLIO (CLASS S)										
(Funds were first received in this option during July 2014)										
Value at beginning of period	$12.95	$11.78	$10.31	$10.61	$10.44					
Value at end of period	$11.63	$12.95	$11.78	$10.31	$10.61					
Number of accumulation units outstanding at end of period	131	128	5,725	6,327	754					

Condensed Financial Information (continued)

	2018	2017	2016	2015	2014	2013	2012	2011	2010	2009
VY® PIONEER HIGH YIELD PORTFOLIO (CLASS S)										
(Funds were first received in this option during November 2010)										
Value at beginning of period	$21.91	$20.56	$18.16	$19.19	$19.28	$17.31	$15.03	$15.27	$14.76	
Value at end of period	$21.14	$21.91	$20.56	$18.16	$19.19	$19.28	$17.31	$15.03	$15.27	
Number of accumulation units outstanding at end of period	1,069	2,648	3,817	8,212	7,581	7,894	1,753	0	453	
VY® T. ROWE PRICE DIVERSIFIED MID CAP GROWTH PORTFOLIO (CLASS I)										
(Funds were first received in this option during September 2010)										
Value at beginning of period	$28.04	$22.60	$21.17	$20.87	$18.78	$13.98	$12.11	$12.65	$10.18	
Value at end of period	$26.97	$28.04	$22.60	$21.17	$20.87	$18.78	$13.98	$12.11	$12.65	
Number of accumulation units outstanding at end of period	1,388	1,447	1,350	1,872	2,416	2,248	413	361	361	
VY® T. ROWE PRICE DIVERSIFIED MID CAP GROWTH PORTFOLIO (CLASS S)										
(Funds were first received in this option during November 2018)										
Value at beginning of period	$32.38									
Value at end of period	$29.70									
Number of accumulation units outstanding at end of period	307									
VY® TEMPLETON FOREIGN EQUITY PORTFOLIO (CLASS S)										
(Funds were first received in this option during January 2018)										
Value at beginning of period	$14.96									
Value at end of period	$12.08									
Number of accumulation units outstanding at end of period	820									

TABLE 14
FOR CONTRACTS WITH A DAILY ASSET CHARGE OF 0.65%
(Selected data for accumulation units outstanding throughout each period)

	2018	2017	2016	2015	2014	2013	2012	2011	2010	2009
AMERICAN CENTURY INVESTMENTS® INFLATION-ADJUSTED BOND FUND (INVESTOR CLASS)										
(Funds were first received in this option during November 2018)										
Value at beginning of period	$11.88									
Value at end of period	$11.96									
Number of accumulation units outstanding at end of period	1,160									
AMERICAN FUNDS® - CAPITAL WORLD GROWTH AND INCOME FUND℠ (CLASS R-3)										
(Funds were first received in this option during February 2010)										
Value at beginning of period	$23.79	$19.26	$18.26	$18.85	$18.30	$14.80	$12.54	$13.69	$12.23	
Value at end of period	$21.13	$23.79	$19.26	$18.26	$18.85	$18.30	$14.80	$12.54	$13.69	
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	5,664	6,800	6,417	
AMERICAN FUNDS® - FUNDAMENTAL INVESTORS℠ (CLASS R-3)										
(Funds were first received in this option during April 2009)										
Value at beginning of period	$20.10	$16.45	$14.77	$14.43	$13.38	$10.27	$8.85	$9.11	$8.07	$6.18
Value at end of period	$18.58	$20.10	$16.45	$14.77	$14.43	$13.38	$10.27	$8.85	$9.11	$8.07
Number of accumulation units outstanding at end of period	1,765	1	1	1	15,919	15,572	1,747	6,488	3,847	3,568

Condensed Financial Information (continued)

	2018	2017	2016	2015	2014	2013	2012	2011	2010	2009
EATON VANCE LARGE-CAP VALUE FUND (CLASS R)										
(Funds were first received in this option during February 2010)										
Value at beginning of period	$24.66	$21.67	$19.97	$20.37	$18.52	$14.45	$12.59	$13.30	$11.68	
Value at end of period	$22.77	$24.66	$21.67	$19.97	$20.37	$18.52	$14.45	$12.59	$13.30	
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	0	0	1,038	
FRANKLIN MUTUAL GLOBAL DISCOVERY FUND (CLASS R)										
(Funds were first received in this option during November 2018)										
Value at beginning of period	$26.56									
Value at end of period	$24.33									
Number of accumulation units outstanding at end of period	3,683									
FRANKLIN SMALL-MID CAP GROWTH FUND (CLASS A)										
(Funds were first received in this option during November 2018)										
Value at beginning of period	$27.78									
Value at end of period	$25.31									
Number of accumulation units outstanding at end of period	3,025									
VOYA GLOBAL BOND PORTFOLIO (CLASS S)										
(Funds were first received in this option during February 2010)										
Value at beginning of period	$13.59	$12.51	$11.88	$12.52	$12.58	$13.23	$12.37	$12.03	$10.64	
Value at end of period	$13.20	$13.59	$12.51	$11.88	$12.52	$12.58	$13.23	$12.37	$12.03	
Number of accumulation units outstanding at end of period	1,188	0	0	0	0	0	8,396	6,990	7,887	
VOYA GLOBAL REAL ESTATE FUND (CLASS A)										
(Funds were first received in this option during February 2010)										
Value at beginning of period	$22.94	$20.96	$21.08	$21.63	$19.16	$18.62	$14.96	$15.95	$12.83	
Value at end of period	$20.74	$22.94	$20.96	$21.08	$21.63	$19.16	$18.62	$14.96	$15.95	
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	0	0	455	
VOYA INDEX PLUS LARGECAP PORTFOLIO (CLASS I)										
(Funds were first received in this option during April 2018)										
Value at beginning of period	$24.92									
Value at end of period	$23.22									
Number of accumulation units outstanding at end of period	243									
VOYA INDEX SOLUTION 2025 PORTFOLIO (CLASS S2)										
(Funds were first received in this option during April 2010)										
Value at beginning of period	$18.11	$15.93	$15.02	$15.37	$14.66	$12.63	$11.26	$11.53	$10.94	
Value at end of period	$17.04	$18.11	$15.93	$15.02	$15.37	$14.66	$12.63	$11.26	$11.53	
Number of accumulation units outstanding at end of period	1,651	0	0	0	257	6,787	91,281	40,645	39,301	
VOYA INDEX SOLUTION 2035 PORTFOLIO (CLASS S2)										
(Funds were first received in this option during April 2010)										
Value at beginning of period	$20.04	$17.07	$15.96	$16.36	$15.56	$12.87	$11.26	$11.74	$11.08	
Value at end of period	$18.48	$20.04	$17.07	$15.96	$16.36	$15.56	$12.87	$11.26	$11.74	
Number of accumulation units outstanding at end of period	834	0	0	0	6,692	14,020	65,929	26,404	20,705	
VOYA INDEX SOLUTION 2045 PORTFOLIO (CLASS S2)										
(Funds were first received in this option during April 2010)										
Value at beginning of period	$21.03	$17.64	$16.46	$16.90	$16.06	$13.05	$11.36	$11.95	$11.23	
Value at end of period	$19.11	$21.03	$17.64	$16.46	$16.90	$16.06	$13.05	$11.36	$11.95	
Number of accumulation units outstanding at end of period	1,071	29	29	29	6,406	5,968	38,509	9,414	6,278	
VOYA INDEX SOLUTION 2055 PORTFOLIO (CLASS S2)										
(Funds were first received in this option during July 2012)										
Value at beginning of period	$20.40	$17.04	$15.92	$16.36	$15.51	$12.60	$11.74			
Value at end of period	$18.49	$20.40	$17.04	$15.92	$16.36	$15.51	$12.60			
Number of accumulation units outstanding at end of period	0	0	0	0	450	268	685			

CFI 42

Condensed Financial Information (continued)

	2018	2017	2016	2015	2014	2013	2012	2011	2010	2009
VOYA INDEX SOLUTION INCOME PORTFOLIO (CLASS S2)										
(Funds were first received in this option during July 2010)										
Value at beginning of period	$14.66	$13.55	$13.02	$13.27	$12.63	$11.81	$10.96	$10.76	$10.28	
Value at end of period	$14.07	$14.66	$13.55	$13.02	$13.27	$12.63	$11.81	$10.96	$10.76	
Number of accumulation units outstanding at end of period	3,754	0	0	0	381	0	3,480	337	235	
VOYA LARGE CAP GROWTH PORTFOLIO (CLASS S)										
(Funds were first received in this option during January 2011)										
Value at beginning of period	$24.69	$19.21	$18.64	$17.68	$15.70	$12.10	$10.34	$10.32		
Value at end of period	$24.11	$24.69	$19.21	$18.64	$17.68	$15.70	$12.10	$10.34		
Number of accumulation units outstanding at end of period	4,018	1,377	2,729	0	2,603	0	1,219	12,442		
VOYA LARGE CAP VALUE PORTFOLIO (CLASS S)										
(Funds were first received in this option during November 2017)										
Value at beginning of period	$16.50	$15.90								
Value at end of period	$15.07	$16.50								
Number of accumulation units outstanding at end of period	222	5								
VOYA MIDCAP OPPORTUNITIES PORTFOLIO (CLASS I)										
(Funds were first received in this option during June 2017)										
Value at beginning of period	$17.36	$15.87								
Value at end of period	$15.93	$17.36								
Number of accumulation units outstanding at end of period	1,685	2,567								
VOYA RUSSELL™ LARGE CAP GROWTH INDEX PORTFOLIO (CLASS S)										
(Funds were first received in this option during February 2010)										
Value at beginning of period	$35.38	$27.20	$25.75	$24.14	$21.55	$16.47	$14.51	$14.05	$12.02	
Value at end of period	$34.73	$35.38	$27.20	$25.75	$24.14	$21.55	$16.47	$14.51	$14.05	
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	0	0	612	
VOYA RUSSELL™ LARGE CAP VALUE INDEX PORTFOLIO (CLASS S)										
(Funds were first received in this option during February 2010)										
Value at beginning of period	$27.06	$24.07	$21.01	$21.97	$19.71	$15.09	$13.10	$13.11	$11.42	
Value at end of period	$25.05	$27.06	$24.07	$21.01	$21.97	$19.71	$15.09	$13.10	$13.11	
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	0	0	568	
VOYA SOLUTION 2025 PORTFOLIO (CLASS S2)										
(Funds were first received in this option during April 2010)										
Value at beginning of period	$18.40	$16.10	$15.32	$15.46	$14.76	$12.80	$11.37	$11.82	$11.05	
Value at end of period	$17.21	$18.40	$16.10	$15.32	$15.46	$14.76	$12.80	$11.37	$11.82	
Number of accumulation units outstanding at end of period	7,694	17,665	37,239	10,789	11,201	9,841	55,690	90,763	92,442	
VOYA SOLUTION 2035 PORTFOLIO (CLASS S2)										
(Funds were first received in this option during April 2010)										
Value at beginning of period	$20.06	$16.92	$16.06	$16.26	$15.51	$12.99	$11.38	$12.03	$11.21	
Value at end of period	$18.25	$20.06	$16.92	$16.06	$16.26	$15.51	$12.99	$11.38	$12.03	
Number of accumulation units outstanding at end of period	9,365	62,717	80,527	14,287	35,556	11,683	50,452	50,148	69,397	
VOYA SOLUTION 2045 PORTFOLIO (CLASS S2)										
(Funds were first received in this option during April 2010)										
Value at beginning of period	$21.04	$17.49	$16.57	$16.86	$16.03	$13.09	$11.42	$12.14	$11.26	
Value at end of period	$18.74	$21.04	$17.49	$16.57	$16.86	$16.03	$13.09	$11.42	$12.14	
Number of accumulation units outstanding at end of period	2,829	32,336	22,282	3,548	23,868	2,629	12,597	69,530	67,961	
VOYA SOLUTION 2055 PORTFOLIO (CLASS S2)										
(Funds were first received in this option during August 2010)										
Value at beginning of period	$20.18	$16.71	$15.83	$16.10	$15.27	$12.46	$10.88	$11.56	$9.83	
Value at end of period	$17.91	$20.18	$16.71	$15.83	$16.10	$15.27	$12.46	$10.88	$11.56	
Number of accumulation units outstanding at end of period	8	1,232	2,713	0	0	0	827	300	17	

	2018	2017	2016	2015	2014	2013	2012	2011	2010	2009
VOYA SOLUTION INCOME PORTFOLIO (CLASS S2)										
(Funds were first received in this option during April 2010)										
Value at beginning of period	$14.84	$13.67	$13.19	$13.30	$12.67	$11.94	$10.96	$11.00	$10.50	
Value at end of period	$14.27	$14.84	$13.67	$13.19	$13.30	$12.67	$11.94	$10.96	$11.00	
Number of accumulation units outstanding at end of period	4,462	34,419	45,638	40,178	3,735	1,259	30	7,253	20,985	
VY® AMERICAN CENTURY SMALL-MID CAP VALUE PORTFOLIO (CLASS S)										
(Funds were first received in this option during February 2010)										
Value at beginning of period	$35.68	$32.32	$26.22	$26.86	$24.04	$18.42	$15.93	$16.56	$13.27	
Value at end of period	$30.37	$35.68	$32.32	$26.22	$26.86	$24.04	$18.42	$15.93	$16.56	
Number of accumulation units outstanding at end of period	212	1	1	1	1,306	1,295	1,340	152	232	
VY® COLUMBIA CONTRARIAN CORE PORTFOLIO (CLASS S)										
Value at beginning of period	$23.35	$19.33	$17.95	$17.54	$15.65	$11.69	$10.48	$11.07	$9.94	$7.60
Value at end of period	$21.11	$23.35	$19.33	$17.95	$17.54	$15.65	$11.69	$10.48	$11.07	$9.94
Number of accumulation units outstanding at end of period	489	0	1,865	0	0	0	2,140	6,047	16,514	11,742
VY® COLUMBIA SMALL CAP VALUE II PORTFOLIO (CLASS S)										
(Funds were first received in this option during March 2009)										
Value at beginning of period	$21.56	$19.57	$15.92	$16.51	$15.93	$11.46	$10.10	$10.44	$8.39	$5.64
Value at end of period	$17.62	$21.56	$19.57	$15.92	$16.51	$15.93	$11.46	$10.10	$10.44	$8.39
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	0	1,620	1,440	509
VY® INVESCO COMSTOCK PORTFOLIO (CLASS S)										
(Funds were first received in this option during March 2009)										
Value at beginning of period	$25.46	$21.77	$18.60	$19.91	$18.37	$13.69	$11.62	$11.94	$10.44	$7.12
Value at end of period	$22.16	$25.46	$21.77	$18.60	$19.91	$18.37	$13.69	$11.62	$11.94	$10.44
Number of accumulation units outstanding at end of period	943	0	631	0	0	539	534	73	49	22
VY® PIONEER HIGH YIELD PORTFOLIO (CLASS S)										
(Funds were first received in this option during July 2010)										
Value at beginning of period	$21.78	$20.45	$18.07	$19.10	$19.21	$17.25	$14.99	$15.24	$13.32	
Value at end of period	$21.01	$21.78	$20.45	$18.07	$19.10	$19.21	$17.25	$14.99	$15.24	
Number of accumulation units outstanding at end of period	1,986	0	2,335	0	0	85	12,547	3,360	3,074	
VY® T. ROWE PRICE DIVERSIFIED MID CAP GROWTH PORTFOLIO (CLASS I)										
(Funds were first received in this option during November 2013)										
Value at beginning of period	$27.87	$22.48	$21.06	$20.78	$18.70	$17.80				
Value at end of period	$26.80	$27.87	$22.48	$21.06	$20.78	$18.70				
Number of accumulation units outstanding at end of period	0	1,350	0	2,959	3,006	1,536				
VY® T. ROWE PRICE GROWTH EQUITY PORTFOLIO (CLASS S)										
(Funds were first received in this option during February 2010)										
Value at beginning of period	$32.54	$24.58	$24.43	$22.25	$20.65	$14.96	$12.70	$12.95	$10.84	
Value at end of period	$31.90	$32.54	$24.58	$24.43	$22.25	$20.65	$14.96	$12.70	$12.95	
Number of accumulation units outstanding at end of period	0	0	0	2,679	2,716	0	10,041	9,754	8,719	
VY® T. ROWE PRICE INTERNATIONAL STOCK PORTFOLIO (CLASS S)										
(Funds were first received in this option during November 2017)										
Value at beginning of period	$20.47	$20.26								
Value at end of period	$17.45	$20.47								
Number of accumulation units outstanding at end of period	0	591								
VY® TEMPLETON FOREIGN EQUITY PORTFOLIO (CLASS S)										
(Funds were first received in this option during February 2014)										
Value at beginning of period	$14.23	$11.74	$11.63	$12.14	$13.28					
Value at end of period	$12.00	$14.23	$11.74	$11.63	$12.14					
Number of accumulation units outstanding at end of period	0	0	0	1,196	1,299					

Condensed Financial Information (continued)

TABLE 15

FOR CONTRACTS WITH A DAILY ASSET CHARGE OF 0.70%

(Selected data for accumulation units outstanding throughout each period)

	2018	2017	2016	2015	2014	2013	2012	2011	2010	2009
AMERICAN FUNDS® - CAPITAL WORLD GROWTH AND INCOME FUND^SM (CLASS R-3)										
(Funds were first received in this option during July 2010)										
Value at beginning of period	$23.68	$19.19	$18.20	$18.80	$18.26	$14.77	$12.52	$13.68	$11.88	
Value at end of period	$21.03	$23.68	$19.19	$18.20	$18.80	$18.26	$14.77	$12.52	$13.68	
Number of accumulation units outstanding at end of period	41	41	137	34	67	506	1,505	6,860	4,176	
AMERICAN FUNDS® - FUNDAMENTAL INVESTORS^SM (CLASS R-3)										
(Funds were first received in this option during April 2009)										
Value at beginning of period	$20.00	$16.38	$14.71	$14.38	$13.34	$10.25	$8.84	$9.10	$8.06	$6.08
Value at end of period	$18.48	$20.00	$16.38	$14.71	$14.38	$13.34	$10.25	$8.84	$9.10	$8.06
Number of accumulation units outstanding at end of period	1,382	1,962	8,470	5,590	813	1,476	2,882	4,191	5,284	6,503
COLUMBIA LARGE CAP VALUE FUND (ADVISOR CLASS)										
(Funds were first received in this option during January 2009)										
Value at beginning of period	$17.90	$15.43	$13.52	$13.89	$12.51	$9.61	$8.43	$8.98	$7.80	$5.76
Value at end of period	$15.84	$17.90	$15.43	$13.52	$13.89	$12.51	$9.61	$8.43	$8.98	$7.80
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	0	0	7,627	2,090
EATON VANCE LARGE-CAP VALUE FUND (CLASS R)										
(Funds were first received in this option during December 2012)										
Value at beginning of period	$24.55	$21.59	$19.90	$20.31	$18.48	$14.42	$14.42			
Value at end of period	$22.66	$24.55	$21.59	$19.90	$20.31	$18.48	$14.42			
Number of accumulation units outstanding at end of period	40	40	40	34	22	365	159			
FRANKLIN MUTUAL GLOBAL DISCOVERY FUND (CLASS R)										
(Funds were first received in this option during June 2018)										
Value at beginning of period	$15.77									
Value at end of period	$13.98									
Number of accumulation units outstanding at end of period	44									
PAX BALANCED FUND (INDIVIDUAL INVESTOR CLASS)										
(Funds were first received in this option during March 2017)										
Value at beginning of period	$19.39	$17.97								
Value at end of period	$18.43	$19.39								
Number of accumulation units outstanding at end of period	0	649								
TEMPLETON FOREIGN FUND (CLASS A)										
(Funds were first received in this option during October 2017)										
Value at beginning of period	$19.76	$19.47								
Value at end of period	$16.65	$19.76								
Number of accumulation units outstanding at end of period	0	33								
VICTORY SYCAMORE SMALL COMPANY OPPORTUNITY FUND (CLASS R)										
(Funds were first received in this option during April 2016)										
Value at beginning of period	$27.19	$24.61	$19.57							
Value at end of period	$24.63	$27.19	$24.61							
Number of accumulation units outstanding at end of period	0	0	20							
VOYA GLOBAL BOND PORTFOLIO (CLASS S)										
(Funds were first received in this option during December 2012)										
Value at beginning of period	$13.51	$12.45	$11.82	$12.47	$12.54	$13.19	$13.19			
Value at end of period	$13.13	$13.51	$12.45	$11.82	$12.47	$12.54	$13.19			
Number of accumulation units outstanding at end of period	2,656	1,646	830	43	110	1,398	1,129			

	2018	2017	2016	2015	2014	2013	2012	2011	2010	2009
VOYA GLOBAL EQUITY PORTFOLIO (CLASS I)										
(Funds were first received in this option during March 2015)										
Value at beginning of period	$12.14	$9.88	$9.38	$10.03						
Value at end of period	$10.99	$12.14	$9.88	$9.38						
Number of accumulation units outstanding at end of period	3,208	4,327	944	1,520						
VOYA GLOBAL REAL ESTATE FUND (CLASS A)										
(Funds were first received in this option during February 2011)										
Value at beginning of period	$22.84	$20.88	$21.01	$21.57	$19.12	$18.58	$14.94	$16.31		
Value at end of period	$20.64	$22.84	$20.88	$21.01	$21.57	$19.12	$18.58	$14.94		
Number of accumulation units outstanding at end of period	0	0	0	0	0	792	731	636		
VOYA INDEX SOLUTION 2025 PORTFOLIO (CLASS S2)										
(Funds were first received in this option during April 2010)										
Value at beginning of period	$18.03	$15.87	$14.98	$15.33	$14.63	$12.61	$11.25	$11.52	$10.94	
Value at end of period	$16.96	$18.03	$15.87	$14.98	$15.33	$14.63	$12.61	$11.25	$11.52	
Number of accumulation units outstanding at end of period	7,029	5,574	4,083	2,111	453	24,697	28,319	82,394	47,984	
VOYA INDEX SOLUTION 2035 PORTFOLIO (CLASS S2)										
(Funds were first received in this option during April 2010)										
Value at beginning of period	$19.96	$17.01	$15.91	$16.32	$15.53	$12.85	$11.25	$11.73	$11.08	
Value at end of period	$18.40	$19.96	$17.01	$15.91	$16.32	$15.53	$12.85	$11.25	$11.73	
Number of accumulation units outstanding at end of period	2,351	1,154	606	676	667	18,927	18,978	59,368	31,380	
VOYA INDEX SOLUTION 2045 PORTFOLIO (CLASS S2)										
(Funds were first received in this option during April 2010)										
Value at beginning of period	$20.94	$17.58	$16.41	$16.86	$16.02	$13.03	$11.34	$11.94	$11.23	
Value at end of period	$19.02	$20.94	$17.58	$16.41	$16.86	$16.02	$13.03	$11.34	$11.94	
Number of accumulation units outstanding at end of period	1,636	1,381	1,309	1,136	1,164	15,322	12,884	43,502	23,092	
VOYA INDEX SOLUTION 2055 PORTFOLIO (CLASS S2)										
(Funds were first received in this option during February 2011)										
Value at beginning of period	$20.32	$16.98	$15.88	$16.32	$15.48	$12.58	$10.95	$11.94		
Value at end of period	$18.41	$20.32	$16.98	$15.88	$16.32	$15.48	$12.58	$10.95		
Number of accumulation units outstanding at end of period	870	2,009	1,977	1,942	1,720	4,611	3,212	2,791		
VOYA INDEX SOLUTION INCOME PORTFOLIO (CLASS S2)										
(Funds were first received in this option during July 2010)										
Value at beginning of period	$14.61	$13.51	$12.98	$13.24	$12.60	$11.79	$10.95	$10.76	$10.23	
Value at end of period	$14.01	$14.61	$13.51	$12.98	$13.24	$12.60	$11.79	$10.95	$10.76	
Number of accumulation units outstanding at end of period	11,667	884	1,139	1,189	665	479	1	9,933	8,728	
VOYA LARGE CAP GROWTH PORTFOLIO (CLASS S)										
(Funds were first received in this option during July 2014)										
Value at beginning of period	$24.61	$19.15	$18.59	$17.65	$16.59					
Value at end of period	$24.01	$24.61	$19.15	$18.59	$17.65					
Number of accumulation units outstanding at end of period	2,635	7,925	3,768	5,550	4,529					
VOYA MULTI-MANAGER INTERNATIONAL SMALL CAP FUND (CLASS A)										
Value at beginning of period	$27.92	$20.84	$21.14	$19.72	$21.15	$16.57	$13.89	$16.98	$13.73	$9.51
Value at end of period	$21.61	$27.92	$20.84	$21.14	$19.72	$21.15	$16.57	$13.89	$16.98	$13.73
Number of accumulation units outstanding at end of period	3,609	4,882	4,969	1,190	1,161	1,133	1,109	312	355	5,948
VOYA RUSSELL™ LARGE CAP GROWTH INDEX PORTFOLIO (CLASS S)										
(Funds were first received in this option during February 2010)										
Value at beginning of period	$35.23	$27.10	$25.67	$24.07	$21.50	$16.44	$14.49	$14.04	$11.91	
Value at end of period	$34.56	$35.23	$27.10	$25.67	$24.07	$21.50	$16.44	$14.49	$14.04	
Number of accumulation units outstanding at end of period	0	734	0	0	6,270	6,318	6,053	4,970	499	

Condensed Financial Information (continued)

	2018	2017	2016	2015	2014	2013	2012	2011	2010	2009
VOYA RUSSELL™ LARGE CAP INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during May 2018)										
Value at beginning of period	$21.36									
Value at end of period	$19.95									
Number of accumulation units outstanding at end of period	539									
VOYA SMALL COMPANY PORTFOLIO (CLASS I)										
Value at beginning of period	$33.95	$30.72	$24.85	$25.22	$23.84	$17.43	$15.33	$15.83	$12.81	$10.12
Value at end of period	$28.37	$33.95	$30.72	$24.85	$25.22	$23.84	$17.43	$15.33	$15.83	$12.81
Number of accumulation units outstanding at end of period	0	295	1,996	1,595	0	4,729	8,196	3,247	3,313	3,288
VOYA SOLUTION 2025 PORTFOLIO (CLASS S2)										
(Funds were first received in this option during April 2010)										
Value at beginning of period	$18.33	$16.04	$15.28	$15.42	$14.73	$12.78	$11.36	$11.82	$11.05	
Value at end of period	$17.13	$18.33	$16.04	$15.28	$15.42	$14.73	$12.78	$11.36	$11.82	
Number of accumulation units outstanding at end of period	5,899	38,613	72,782	58,447	63,796	123,246	149,281	129,882	134,925	
VOYA SOLUTION 2035 PORTFOLIO (CLASS S2)										
(Funds were first received in this option during April 2010)										
Value at beginning of period	$19.98	$16.86	$16.01	$16.22	$15.48	$12.98	$11.37	$12.02	$11.21	
Value at end of period	$18.17	$19.98	$16.86	$16.01	$16.22	$15.48	$12.98	$11.37	$12.02	
Number of accumulation units outstanding at end of period	24,747	104,042	136,728	120,338	114,700	207,468	147,368	60,721	63,271	
VOYA SOLUTION 2045 PORTFOLIO (CLASS S2)										
(Funds were first received in this option during April 2010)										
Value at beginning of period	$20.95	$17.43	$16.52	$16.82	$15.99	$13.07	$11.41	$12.14	$11.26	
Value at end of period	$18.65	$20.95	$17.43	$16.52	$16.82	$15.99	$13.07	$11.41	$12.14	
Number of accumulation units outstanding at end of period	11,501	37,761	59,207	51,810	48,354	74,834	60,475	31,935	34,383	
VOYA SOLUTION 2055 PORTFOLIO (CLASS S2)										
(Funds were first received in this option during December 2010)										
Value at beginning of period	$20.10	$16.66	$15.79	$16.07	$15.25	$12.45	$10.87	$11.55	$11.31	
Value at end of period	$17.83	$20.10	$16.66	$15.79	$16.07	$15.25	$12.45	$10.87	$11.55	
Number of accumulation units outstanding at end of period	667	4,232	8,801	3,659	1,686	2,759	1,936	253	8	
VOYA SOLUTION INCOME PORTFOLIO (CLASS S2)										
(Funds were first received in this option during April 2010)										
Value at beginning of period	$14.78	$13.62	$13.16	$13.26	$12.65	$11.92	$10.95	$11.00	$10.50	
Value at end of period	$14.20	$14.78	$13.62	$13.16	$13.26	$12.65	$11.92	$10.95	$11.00	
Number of accumulation units outstanding at end of period	30,067	38,413	71,240	73,393	16,449	18,779	6,600	20,171	19,854	
VY® COLUMBIA SMALL CAP VALUE II PORTFOLIO (CLASS S)										
(Funds were first received in this option during July 2010)										
Value at beginning of period	$21.44	$19.46	$15.84	$16.44	$15.87	$11.42	$10.07	$10.42	$8.65	
Value at end of period	$17.51	$21.44	$19.46	$15.84	$16.44	$15.87	$11.42	$10.07	$10.42	
Number of accumulation units outstanding at end of period	9,424	7,241	7,225	7,332	1,772	2,692	0	0	1,438	
VY® INVESCO EQUITY AND INCOME PORTFOLIO (CLASS S)										
(Funds were first received in this option during July 2014)										
Value at beginning of period	$12.91	$11.75	$10.29	$10.61	$10.43					
Value at end of period	$11.58	$12.91	$11.75	$10.29	$10.61					
Number of accumulation units outstanding at end of period	52	47	55,430	49,196	45,087					
VY® T. ROWE PRICE DIVERSIFIED MID CAP GROWTH PORTFOLIO (CLASS I)										
Value at beginning of period	$27.71	$22.35	$20.96	$20.69	$18.63	$13.88	$12.03	$12.59	$9.86	$6.78
Value at end of period	$26.62	$27.71	$22.35	$20.96	$20.69	$18.63	$13.88	$12.03	$12.59	$9.86
Number of accumulation units outstanding at end of period	0	0	0	35	35	35	1,069	768	54	0

Condensed Financial Information (continued)

	2018	2017	2016	2015	2014	2013	2012	2011	2010	2009
WANGER SELECT										
(Funds were first received in this option during October 2017)										
Value at beginning of period	$24.52	$22.87								
Value at end of period	$21.28	$24.52								
Number of accumulation units outstanding at end of period	328	308								

TABLE 16
FOR CONTRACTS WITH A DAILY ASSET CHARGE OF 0.75%
(Selected data for accumulation units outstanding throughout each period)

	2018	2017	2016	2015	2014	2013	2012	2011	2010	2009
ALLIANZGI NFJ SMALL-CAP VALUE FUND (CLASS A)										
(Funds were first received in this option during August 2017)										
Value at beginning of period	$31.17	$28.56								
Value at end of period	$24.91	$31.17								
Number of accumulation units outstanding at end of period	252	239								
AMERICAN FUNDS® - CAPITAL WORLD GROWTH AND INCOME FUND℠ (CLASS R-3)										
(Funds were first received in this option during December 2011)										
Value at beginning of period	$23.58	$19.11	$18.14	$18.74	$18.22	$14.74	$12.51	$12.51		
Value at end of period	$20.93	$23.58	$19.11	$18.14	$18.74	$18.22	$14.74	$12.51		
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	0	286		
AMERICAN FUNDS® - EUROPACIFIC GROWTH FUND® (CLASS R-3)										
Value at beginning of period	$25.15	$19.45	$19.52	$19.89	$20.64	$17.36	$14.71	$17.21	$15.89	$11.54
Value at end of period	$21.10	$25.15	$19.45	$19.52	$19.89	$20.64	$17.36	$14.71	$17.21	$15.89
Number of accumulation units outstanding at end of period	1,481	0	651	562	417	404	746	386	1,039	753
AMERICAN FUNDS® - FUNDAMENTAL INVESTORS℠ (CLASS R-3)										
(Funds were first received in this option during May 2012)										
Value at beginning of period	$19.91	$16.31	$14.66	$14.33	$13.30	$10.22	$9.08			
Value at end of period	$18.38	$19.91	$16.31	$14.66	$14.33	$13.30	$10.22			
Number of accumulation units outstanding at end of period	0	0	0	0	0	804	712			
AMERICAN FUNDS® - NEW PERSPECTIVE FUND® (CLASS R-3)										
Value at beginning of period	$29.09	$22.82	$22.65	$21.73	$21.29	$16.97	$14.20	$15.54	$13.93	$10.24
Value at end of period	$27.09	$29.09	$22.82	$22.65	$21.73	$21.29	$16.97	$14.20	$15.54	$13.93
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	0	0	238	161
AMERICAN FUNDS® - THE GROWTH FUND OF AMERICA® (CLASS R-3)										
Value at beginning of period	$29.50	$23.64	$22.03	$21.13	$19.54	$14.76	$12.37	$13.14	$11.82	$8.88
Value at end of period	$28.32	$29.50	$23.64	$22.03	$21.13	$19.54	$14.76	$12.37	$13.14	$11.82
Number of accumulation units outstanding at end of period	4,723	1,085	0	0	0	3,332	4,156	3,878	5,030	14,426
AMERICAN FUNDS® - THE INCOME FUND OF AMERICA® (CLASS R-3)										
Value at beginning of period	$22.85	$20.39	$18.64	$19.14	$17.85	$15.27	$13.79	$13.21	$11.93	$9.69
Value at end of period	$21.44	$22.85	$20.39	$18.64	$19.14	$17.85	$15.27	$13.79	$13.21	$11.93
Number of accumulation units outstanding at end of period	1,349	1,246	0	0	0	1,804	1,605	1,426	245	225
AMERICAN FUNDS® - WASHINGTON MUTUAL INVESTORS FUND℠ (CLASS R-3)										
Value at beginning of period	$25.62	$21.56	$19.22	$19.46	$17.70	$13.56	$12.19	$11.51	$10.27	$8.72
Value at end of period	$24.59	$25.62	$21.56	$19.22	$19.46	$17.70	$13.56	$12.19	$11.51	$10.27
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	0	0	0	24,340

Condensed Financial Information (continued)

	2018	2017	2016	2015	2014	2013	2012	2011	2010	2009
EATON VANCE LARGE-CAP VALUE FUND (CLASS R)										
(Funds were first received in this option during December 2011)										
Value at beginning of period	$24.44	$21.51	$19.83	$20.25	$18.43	$14.39	$12.56	$12.56		
Value at end of period	$22.55	$24.44	$21.51	$19.83	$20.25	$18.43	$14.39	$12.56		
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	0	294		
FRANKLIN MUTUAL GLOBAL DISCOVERY FUND (CLASS R)										
Value at beginning of period	$27.21	$25.08	$22.50	$23.58	$22.67	$18.27	$16.28	$16.94	$15.40	$12.85
Value at end of period	$23.97	$27.21	$25.08	$22.50	$23.58	$22.67	$18.27	$16.28	$16.94	$15.40
Number of accumulation units outstanding at end of period	443	413	0	0	0	3,749	2,920	2,486	0	0
INVESCO MID CAP CORE EQUITY FUND (CLASS A)										
(Funds were first received in this option during August 2017)										
Value at beginning of period	$23.62	$22.00								
Value at end of period	$20.60	$23.62								
Number of accumulation units outstanding at end of period	243	226								
LORD ABBETT SMALL-CAP VALUE FUND (CLASS A)										
(Funds were first received in this option during August 2017)										
Value at beginning of period	$32.29	$29.63								
Value at end of period	$28.18	$32.29								
Number of accumulation units outstanding at end of period	163	155								
PAX BALANCED FUND (INDIVIDUAL INVESTOR CLASS)										
(Funds were first received in this option during June 2018)										
Value at beginning of period	$19.29									
Value at end of period	$18.29									
Number of accumulation units outstanding at end of period	2,871									
T. ROWE PRICE MID-CAP VALUE FUND (R CLASS)										
Value at beginning of period	$31.97	$29.00	$23.62	$24.76	$22.67	$17.45	$14.77	$15.72	$13.67	$9.43
Value at end of period	$28.22	$31.97	$29.00	$23.62	$24.76	$22.67	$17.45	$14.77	$15.72	$13.67
Number of accumulation units outstanding at end of period	141	133	0	0	0	0	0	0	0	0
VICTORY SYCAMORE SMALL COMPANY OPPORTUNITY FUND (CLASS R)										
(Funds were first received in this option during February 2015)										
Value at beginning of period	$27.08	$24.52	$19.10	$19.51						
Value at end of period	$24.52	$27.08	$24.52	$19.10						
Number of accumulation units outstanding at end of period	0	0	0	11						
VOYA BALANCED PORTFOLIO (CLASS I)										
(Funds were first received in this option during June 2018)										
Value at beginning of period	$18.67									
Value at end of period	$17.25									
Number of accumulation units outstanding at end of period	48									
VOYA GLOBAL BOND PORTFOLIO (CLASS S)										
(Funds were first received in this option during April 2009)										
Value at beginning of period	$13.44	$12.39	$11.77	$12.42	$12.49	$13.15	$12.31	$11.98	$10.45	$8.55
Value at end of period	$13.05	$13.44	$12.39	$11.77	$12.42	$12.49	$13.15	$12.31	$11.98	$10.45
Number of accumulation units outstanding at end of period	901	1,307	1,259	1,567	1,552	2,336	7,110	10,977	0	1,604
VOYA GNMA INCOME FUND (CLASS A)										
Value at beginning of period	$14.83	$14.71	$14.58	$14.46	$13.89	$14.25	$13.96	$13.09	$12.42	$11.92
Value at end of period	$14.84	$14.83	$14.71	$14.58	$14.46	$13.89	$14.25	$13.96	$13.09	$12.42
Number of accumulation units outstanding at end of period	0	0	0	0	0	173	145	0	0	0
VOYA INDEX PLUS LARGECAP PORTFOLIO (CLASS I)										
(Funds were first received in this option during June 2018)										
Value at beginning of period	$25.09									
Value at end of period	$22.87									
Number of accumulation units outstanding at end of period	715									

CFI 49

Condensed Financial Information (continued)

	2018	2017	2016	2015	2014	2013	2012	2011	2010	2009
VOYA INDEX PLUS SMALLCAP PORTFOLIO (CLASS I)										
(Funds were first received in this option during June 2018)										
Value at beginning of period	$28.73									
Value at end of period	$23.33									
Number of accumulation units outstanding at end of period	2,723									
VOYA INDEX SOLUTION 2025 PORTFOLIO (CLASS S2)										
(Funds were first received in this option during February 2015)										
Value at beginning of period	$17.96	$15.82	$14.93	$15.80						
Value at end of period	$16.88	$17.96	$15.82	$14.93						
Number of accumulation units outstanding at end of period	0	0	0	105						
VOYA INDEX SOLUTION 2035 PORTFOLIO (CLASS S2)										
(Funds were first received in this option during October 2015)										
Value at beginning of period	$19.88	$16.95	$15.87	$15.34						
Value at end of period	$18.32	$19.88	$16.95	$15.87						
Number of accumulation units outstanding at end of period	0	2,392	2,190	2,105						
VOYA INDEX SOLUTION 2045 PORTFOLIO (CLASS S2)										
(Funds were first received in this option during December 2017)										
Value at beginning of period	$20.86	$20.55								
Value at end of period	$18.94	$20.86								
Number of accumulation units outstanding at end of period	0	193								
VOYA INDEX SOLUTION INCOME PORTFOLIO (CLASS S2)										
(Funds were first received in this option during February 2015)										
Value at beginning of period	$14.55	$13.46	$12.94	$13.50						
Value at end of period	$13.95	$14.55	$13.46	$12.94						
Number of accumulation units outstanding at end of period	0	0	0	114						
VOYA INTERMEDIATE BOND FUND (CLASS A)										
Value at beginning of period	$15.75	$15.19	$14.75	$14.81	$14.02	$14.23	$13.17	$12.32	$11.31	$10.11
Value at end of period	$15.54	$15.75	$15.19	$14.75	$14.81	$14.02	$14.23	$13.17	$12.32	$11.31
Number of accumulation units outstanding at end of period	979	0	0	0	0	872	1,710	1,336	550	8,540
VOYA LARGE CAP GROWTH PORTFOLIO (CLASS S)										
(Funds were first received in this option during July 2014)										
Value at beginning of period	$24.52	$19.09	$18.55	$17.61	$16.56					
Value at end of period	$23.91	$24.52	$19.09	$18.55	$17.61					
Number of accumulation units outstanding at end of period	0	0	27	27	15					
VOYA LARGE CAP VALUE PORTFOLIO (CLASS I)										
(Funds were first received in this option during June 2018)										
Value at beginning of period	$16.17									
Value at end of period	$14.91									
Number of accumulation units outstanding at end of period	470									
VOYA MIDCAP OPPORTUNITIES PORTFOLIO (CLASS I)										
(Funds were first received in this option during June 2018)										
Value at beginning of period	$17.93									
Value at end of period	$15.84									
Number of accumulation units outstanding at end of period	2,739									
VOYA MULTI-MANAGER INTERNATIONAL SMALL CAP FUND (CLASS A)										
Value at beginning of period	$27.73	$20.70	$21.02	$19.61	$21.04	$16.50	$13.83	$16.92	$13.69	$9.48
Value at end of period	$21.45	$27.73	$20.70	$21.02	$19.61	$21.04	$16.50	$13.83	$16.92	$13.69
Number of accumulation units outstanding at end of period	0	0	67	65	37	223	0	0	0	0
VOYA REAL ESTATE FUND (CLASS A)										
Value at beginning of period	$29.37	$28.24	$27.51	$26.91	$20.83	$20.62	$18.02	$16.61	$13.13	$10.21
Value at end of period	$26.73	$29.37	$28.24	$27.51	$26.91	$20.83	$20.62	$18.02	$16.61	$13.13
Number of accumulation units outstanding at end of period	436	0	0	0	0	2,751	2,693	0	0	10,649

Condensed Financial Information (continued)

	2018	2017	2016	2015	2014	2013	2012	2011	2010	2009
VOYA RUSSELL™ SMALL CAP INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during January 2017)										
Value at beginning of period	$21.83	$19.23								
Value at end of period	$19.18	$21.83								
Number of accumulation units outstanding at end of period	0	3								
VOYA SOLUTION 2025 PORTFOLIO (CLASS S2)										
(Funds were first received in this option during April 2010)										
Value at beginning of period	$18.26	$15.99	$15.23	$15.38	$14.70	$12.76	$11.35	$11.81	$11.05	
Value at end of period	$17.06	$18.26	$15.99	$15.23	$15.38	$14.70	$12.76	$11.35	$11.81	
Number of accumulation units outstanding at end of period	6,835	7,555	25,034	31,587	30,235	20,670	21,580	41,308	15,565	
VOYA SOLUTION 2035 PORTFOLIO (CLASS S2)										
(Funds were first received in this option during April 2010)										
Value at beginning of period	$19.90	$16.81	$15.96	$16.18	$15.45	$12.96	$11.35	$12.01	$11.21	
Value at end of period	$18.09	$19.90	$16.81	$15.96	$16.18	$15.45	$12.96	$11.35	$12.01	
Number of accumulation units outstanding at end of period	7,299	3,092	12,041	11,574	11,553	27,649	24,597	34,710	9,357	
VOYA SOLUTION 2045 PORTFOLIO (CLASS S2)										
(Funds were first received in this option during April 2010)										
Value at beginning of period	$20.87	$17.37	$16.47	$16.77	$15.96	$13.05	$11.39	$12.13	$11.26	
Value at end of period	$18.57	$20.87	$17.37	$16.47	$16.77	$15.96	$13.05	$11.39	$12.13	
Number of accumulation units outstanding at end of period	2,993	2,835	12,979	11,064	9,577	22,551	20,157	38,180	14,641	
VOYA SOLUTION 2055 PORTFOLIO (CLASS S2)										
(Funds were first received in this option during August 2011)										
Value at beginning of period	$20.02	$16.60	$15.74	$16.03	$15.22	$12.43	$10.86	$10.85		
Value at end of period	$17.75	$20.02	$16.60	$15.74	$16.03	$15.22	$12.43	$10.86		
Number of accumulation units outstanding at end of period	2,900	1,555	1,825	1,228	938	1,048	575	1,048		
VOYA SOLUTION INCOME PORTFOLIO (CLASS S2)										
(Funds were first received in this option during March 2011)										
Value at beginning of period	$14.72	$13.58	$13.12	$13.23	$12.62	$11.90	$10.94	$11.25		
Value at end of period	$14.14	$14.72	$13.58	$13.12	$13.23	$12.62	$11.90	$10.94		
Number of accumulation units outstanding at end of period	3,807	3,238	8,403	4,983	2,084	4,191	3,509	2,872		
VOYA STRATEGIC ALLOCATION MODERATE PORTFOLIO (CLASS I)										
(Funds were first received in this option during August 2017)										
Value at beginning of period	$18.97	$18.01								
Value at end of period	$17.66	$18.97								
Number of accumulation units outstanding at end of period	2,263	2,072								
VY® AMERICAN CENTURY SMALL-MID CAP VALUE PORTFOLIO (CLASS S)										
Value at beginning of period	$35.19	$31.91	$25.91	$26.57	$23.80	$18.25	$15.81	$16.45	$13.58	$10.08
Value at end of period	$29.92	$35.19	$31.91	$25.91	$26.57	$23.80	$18.25	$15.81	$16.45	$13.58
Number of accumulation units outstanding at end of period	0	0	550	505	389	0	0	4,738	684	73
VY® BARON GROWTH PORTFOLIO (CLASS S)										
Value at beginning of period	$33.12	$26.03	$24.90	$26.41	$25.50	$18.51	$15.58	$15.36	$12.23	$9.12
Value at end of period	$32.25	$33.12	$26.03	$24.90	$26.41	$25.50	$18.51	$15.58	$15.36	$12.23
Number of accumulation units outstanding at end of period	251	174	0	0	0	6,087	177	2,015	57	181
VY® COLUMBIA CONTRARIAN CORE PORTFOLIO (CLASS S)										
Value at beginning of period	$23.03	$19.09	$17.74	$17.35	$15.50	$11.59	$10.40	$10.99	$9.89	$7.57
Value at end of period	$20.80	$23.03	$19.09	$17.74	$17.35	$15.50	$11.59	$10.40	$10.99	$9.89
Number of accumulation units outstanding at end of period	0	0	4	24	14	5,308	0	0	0	0
VY® INVESCO EQUITY AND INCOME PORTFOLIO (CLASS S)										
(Funds were first received in this option during July 2014)										
Value at beginning of period	$12.88	$11.73	$10.28	$10.60	$10.43					
Value at end of period	$11.55	$12.88	$11.73	$10.28	$10.60					
Number of accumulation units outstanding at end of period	3,754	3,798	3,485	2,945	2,761					

Condensed Financial Information (continued)

	2018	2017	2016	2015	2014	2013	2012	2011	2010	2009
VY® JPMORGAN MID CAP VALUE PORTFOLIO (CLASS S)										
Value at beginning of period	$33.21	$29.42	$25.85	$26.86	$23.53	$18.02	$15.13	$14.97	$12.27	$9.84
Value at end of period	$28.94	$33.21	$29.42	$25.85	$26.86	$23.53	$18.02	$15.13	$14.97	$12.27
Number of accumulation units outstanding at end of period	1,498	0	231	214	146	39	0	263	0	0
VY® PIONEER HIGH YIELD PORTFOLIO (CLASS S)										
(Funds were first received in this option during April 2009)										
Value at beginning of period	$21.53	$20.23	$17.90	$18.94	$19.06	$17.14	$14.91	$15.17	$12.87	$8.60
Value at end of period	$20.74	$21.53	$20.23	$17.90	$18.94	$19.06	$17.14	$14.91	$15.17	$12.87
Number of accumulation units outstanding at end of period	0	488	489	30	44	427	371	0	0	86
VY® T. ROWE PRICE DIVERSIFIED MID CAP GROWTH PORTFOLIO (CLASS I)										
(Funds were first received in this option during June 2018)										
Value at beginning of period	$29.11									
Value at end of period	$26.45									
Number of accumulation units outstanding at end of period	138									
VY® T. ROWE PRICE EQUITY INCOME PORTFOLIO (CLASS S)										
(Funds were first received in this option during August 2017)										
Value at beginning of period	$24.59	$22.67								
Value at end of period	$22.11	$24.59								
Number of accumulation units outstanding at end of period	992	918								
VY® TEMPLETON FOREIGN EQUITY PORTFOLIO (CLASS S)										
(Funds were first received in this option during March 2011)										
Value at beginning of period	$14.07	$11.62	$11.52	$12.04	$13.02	$10.94	$9.29	$11.11		
Value at end of period	$11.85	$14.07	$11.62	$11.52	$12.04	$13.02	$10.94	$9.29		
Number of accumulation units outstanding at end of period	0	0	0	0	0	1,630	1,559	1,769		

TABLE 17

FOR CONTRACTS WITH A DAILY ASSET CHARGE OF 0.80%

(Selected data for accumulation units outstanding throughout each period)

	2018	2017	2016	2015	2014	2013	2012	2011	2010	2009
ALGER CAPITAL APPRECIATION FUND (CLASS A)										
(Funds were first received in this option during October 2017)										
Value at beginning of period	$27.90	$26.39								
Value at end of period	$27.37	$27.90								
Number of accumulation units outstanding at end of period	1,542	1,292								
AMANA GROWTH FUND (INVESTOR CLASS)										
(Funds were first received in this option during October 2017)										
Value at beginning of period	$27.66	$26.63								
Value at end of period	$28.03	$27.66								
Number of accumulation units outstanding at end of period	0	4								
AMERICAN FUNDS® - CAPITAL WORLD GROWTH AND INCOME FUND℠ (CLASS R-3)										
(Funds were first received in this option during January 2010)										
Value at beginning of period	$23.48	$19.04	$18.08	$18.69	$18.18	$14.72	$12.49	$13.66	$13.08	
Value at end of period	$20.83	$23.48	$19.04	$18.08	$18.69	$18.18	$14.72	$12.49	$13.66	
Number of accumulation units outstanding at end of period	0	0	0	4,995	4,400	2,562	0	1,199	868	

Condensed Financial Information (continued)

	2018	2017	2016	2015	2014	2013	2012	2011	2010	2009
AMERICAN FUNDS® - FUNDAMENTAL INVESTORS[SM] (CLASS R-3)										
(Funds were first received in this option during December 2009)										
Value at beginning of period	$19.81	$16.24	$14.60	$14.28	$13.26	$10.20	$8.80	$9.08	$8.05	$8.03
Value at end of period	$18.29	$19.81	$16.24	$14.60	$14.28	$13.26	$10.20	$8.80	$9.08	$8.05
Number of accumulation units outstanding at end of period	4,300	2,656	1,384	3,729	4,896	1,915	2,615	29,036	23,608	12,424
ARTISAN INTERNATIONAL FUND (INVESTOR SHARES)										
(Funds were first received in this option during October 2017)										
Value at beginning of period	$21.23	$20.57								
Value at end of period	$18.72	$21.23								
Number of accumulation units outstanding at end of period	81	73								
COLUMBIA LARGE CAP VALUE FUND (ADVISOR CLASS)										
(Funds were first received in this option during December 2009)										
Value at beginning of period	$17.73	$15.29	$13.42	$13.80	$12.44	$9.56	$8.40	$8.96	$7.78	$7.75
Value at end of period	$15.67	$17.73	$15.29	$13.42	$13.80	$12.44	$9.56	$8.40	$8.96	$7.78
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	9	4,745	4,146	1,785
DODGE & COX INTERNATIONAL STOCK FUND										
(Funds were first received in this option during November 2018)										
Value at beginning of period	$14.58									
Value at end of period	$13.34									
Number of accumulation units outstanding at end of period	139									
INVESCO ENDEAVOR FUND (CLASS A)										
(Funds were first received in this option during October 2017)										
Value at beginning of period	$23.84	$22.54								
Value at end of period	$19.58	$23.84								
Number of accumulation units outstanding at end of period	270	222								
INVESCO HEALTH CARE FUND (INVESTOR CLASS)										
(Funds were first received in this option during October 2017)										
Value at beginning of period	$69.27	$72.35								
Value at end of period	$68.93	$69.27								
Number of accumulation units outstanding at end of period	655	421								
LORD ABBETT DEVELOPING GROWTH FUND (CLASS A)										
(Funds were first received in this option during November 2018)										
Value at beginning of period	$33.32									
Value at end of period	$28.57									
Number of accumulation units outstanding at end of period	20									
PAX BALANCED FUND (INDIVIDUAL INVESTOR CLASS)										
(Funds were first received in this option during May 2018)										
Value at beginning of period	$19.15									
Value at end of period	$18.16									
Number of accumulation units outstanding at end of period	633									
T. ROWE PRICE MID-CAP VALUE FUND (R CLASS)										
(Funds were first received in this option during July 2010)										
Value at beginning of period	$31.75	$28.82	$23.48	$24.63	$22.56	$17.37	$14.72	$15.66	$13.66	
Value at end of period	$28.01	$31.75	$28.82	$23.48	$24.63	$22.56	$17.37	$14.72	$15.66	
Number of accumulation units outstanding at end of period	0	0	0	1,183	1,031	74	1,370	1,228	1,095	
VICTORY SYCAMORE SMALL COMPANY OPPORTUNITY FUND (CLASS R)										
(Funds were first received in this option during June 2013)										
Value at beginning of period	$26.97	$24.44	$19.05	$19.38	$18.40	$15.60				
Value at end of period	$24.41	$26.97	$24.44	$19.05	$19.38	$18.40				
Number of accumulation units outstanding at end of period	0	0	134	114	92	70				

Condensed Financial Information (continued)

	2018	2017	2016	2015	2014	2013	2012	2011	2010	2009
VOYA GLOBAL BOND PORTFOLIO (CLASS S)										
(Funds were first received in this option during January 2010)										
Value at beginning of period	$13.37	$12.33	$11.72	$12.37	$12.45	$13.11	$12.28	$11.96	$10.51	
Value at end of period	$12.97	$13.37	$12.33	$11.72	$12.37	$12.45	$13.11	$12.28	$11.96	
Number of accumulation units outstanding at end of period	1,356	55	110	740	341	0	275	3,842	3,184	
VOYA GLOBAL EQUITY PORTFOLIO (CLASS I)										
(Funds were first received in this option during March 2015)										
Value at beginning of period	$12.10	$9.86	$9.37	$10.02						
Value at end of period	$10.94	$12.10	$9.86	$9.37						
Number of accumulation units outstanding at end of period	1,174	713	618	619						
VOYA GLOBAL REAL ESTATE FUND (CLASS A)										
(Funds were first received in this option during December 2009)										
Value at beginning of period	$22.64	$20.73	$20.87	$21.45	$19.03	$18.52	$14.90	$15.91	$13.97	$13.76
Value at end of period	$20.44	$22.64	$20.73	$20.87	$21.45	$19.03	$18.52	$14.90	$15.91	$13.97
Number of accumulation units outstanding at end of period	0	0	67	0	0	0	5	3,070	2,553	1,643
VOYA INDEX SOLUTION 2025 PORTFOLIO (CLASS S2)										
(Funds were first received in this option during April 2010)										
Value at beginning of period	$17.89	$15.76	$14.89	$15.26	$14.58	$12.57	$11.23	$11.51	$10.94	
Value at end of period	$16.81	$17.89	$15.76	$14.89	$15.26	$14.58	$12.57	$11.23	$11.51	
Number of accumulation units outstanding at end of period	20,979	11,767	28,303	11,613	12,638	13,520	24,758	10,997	75	
VOYA INDEX SOLUTION 2035 PORTFOLIO (CLASS S2)										
(Funds were first received in this option during May 2011)										
Value at beginning of period	$19.80	$16.90	$15.82	$16.24	$15.47	$12.81	$11.23	$12.45		
Value at end of period	$18.24	$19.80	$16.90	$15.82	$16.24	$15.47	$12.81	$11.23		
Number of accumulation units outstanding at end of period	7,027	8,215	21,043	9,639	10,697	8,850	15,296	5,569		
VOYA INDEX SOLUTION 2045 PORTFOLIO (CLASS S2)										
(Funds were first received in this option during April 2010)										
Value at beginning of period	$20.78	$17.46	$16.31	$16.78	$15.96	$12.99	$11.32	$11.93	$11.22	
Value at end of period	$18.86	$20.78	$17.46	$16.31	$16.78	$15.96	$12.99	$11.32	$11.93	
Number of accumulation units outstanding at end of period	2,208	1,827	9,608	3,701	3,561	3,497	7,819	3,800	18	
VOYA INDEX SOLUTION 2055 PORTFOLIO (CLASS S2)										
(Funds were first received in this option during December 2011)										
Value at beginning of period	$20.17	$16.87	$15.79	$16.25	$15.43	$12.55	$10.94	$10.94		
Value at end of period	$18.25	$20.17	$16.87	$15.79	$16.25	$15.43	$12.55	$10.94		
Number of accumulation units outstanding at end of period	1,881	1,574	3,033	3,394	2,674	2,168	243	32		
VOYA INDEX SOLUTION INCOME PORTFOLIO (CLASS S2)										
(Funds were first received in this option during April 2010)										
Value at beginning of period	$14.49	$13.41	$12.90	$13.17	$12.55	$11.76	$10.93	$10.75	$10.39	
Value at end of period	$13.89	$14.49	$13.41	$12.90	$13.17	$12.55	$11.76	$10.93	$10.75	
Number of accumulation units outstanding at end of period	294	2,036	8,243	6,566	5,492	5,252	3,913	30	123	
VOYA INTERNATIONAL INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during November 2018)										
Value at beginning of period	$10.06									
Value at end of period	$9.44									
Number of accumulation units outstanding at end of period	60									
VOYA LARGE CAP GROWTH PORTFOLIO (CLASS S)										
(Funds were first received in this option during January 2011)										
Value at beginning of period	$24.43	$19.03	$18.50	$17.57	$15.63	$12.06	$10.32	$10.32		
Value at end of period	$23.81	$24.43	$19.03	$18.50	$17.57	$15.63	$12.06	$10.32		
Number of accumulation units outstanding at end of period	4,621	3,256	6,047	5,161	4,761	3,674	2,942	6,151		

	2018	2017	2016	2015	2014	2013	2012	2011	2010	2009
VOYA LARGE CAP VALUE FUND (CLASS A)										
(Funds were first received in this option during March 2015)										
Value at beginning of period	$15.72	$13.99	$12.45	$13.24						
Value at end of period	$14.33	$15.72	$13.99	$12.45						
Number of accumulation units outstanding at end of period	8	516	501	501						
VOYA SMALL COMPANY PORTFOLIO (CLASS I)										
Value at beginning of period	$33.48	$30.33	$24.56	$24.95	$23.61	$17.27	$15.20	$15.72	$12.74	$10.07
Value at end of period	$27.95	$33.48	$30.33	$24.56	$24.95	$23.61	$17.27	$15.20	$15.72	$12.74
Number of accumulation units outstanding at end of period	686	24	131	468	970	942	357	713	1,931	1,845
VOYA SOLUTION 2025 PORTFOLIO (CLASS S2)										
(Funds were first received in this option during April 2010)										
Value at beginning of period	$18.19	$15.93	$15.19	$15.34	$14.67	$12.74	$11.33	$11.81	$11.05	
Value at end of period	$16.98	$18.19	$15.93	$15.19	$15.34	$14.67	$12.74	$11.33	$11.81	
Number of accumulation units outstanding at end of period	59,553	36,674	20,707	63,183	74,560	57,881	95,426	66,828	44,874	
VOYA SOLUTION 2035 PORTFOLIO (CLASS S2)										
(Funds were first received in this option during April 2010)										
Value at beginning of period	$19.82	$16.75	$15.91	$16.14	$15.42	$12.94	$11.34	$12.01	$11.21	
Value at end of period	$18.01	$19.82	$16.75	$15.91	$16.14	$15.42	$12.94	$11.34	$12.01	
Number of accumulation units outstanding at end of period	14,743	13,789	11,368	44,399	51,941	68,918	93,876	79,631	82,122	
VOYA SOLUTION 2045 PORTFOLIO (CLASS S2)										
(Funds were first received in this option during April 2010)										
Value at beginning of period	$20.79	$17.31	$16.42	$16.73	$15.93	$13.03	$11.38	$12.13	$11.26	
Value at end of period	$18.49	$20.79	$17.31	$16.42	$16.73	$15.93	$13.03	$11.38	$12.13	
Number of accumulation units outstanding at end of period	9,473	10,765	6,717	19,775	22,387	21,590	28,438	27,548	22,931	
VOYA SOLUTION 2055 PORTFOLIO (CLASS S2)										
(Funds were first received in this option during July 2010)										
Value at beginning of period	$19.95	$16.55	$15.70	$15.99	$15.19	$12.41	$10.85	$11.55	$9.89	
Value at end of period	$17.67	$19.95	$16.55	$15.70	$15.99	$15.19	$12.41	$10.85	$11.55	
Number of accumulation units outstanding at end of period	4,294	1,976	1,587	3,816	2,183	976	13,586	11,140	9,321	
VOYA SOLUTION INCOME PORTFOLIO (CLASS S2)										
(Funds were first received in this option during April 2010)										
Value at beginning of period	$14.66	$13.53	$13.08	$13.20	$12.60	$11.89	$10.93	$10.99	$10.50	
Value at end of period	$14.08	$14.66	$13.53	$13.08	$13.20	$12.60	$11.89	$10.93	$10.99	
Number of accumulation units outstanding at end of period	1,769	24,365	1,034	21,098	4,090	3,807	20,134	14,314	17,546	
VY® AMERICAN CENTURY SMALL-MID CAP VALUE PORTFOLIO (CLASS S)										
(Funds were first received in this option during March 2011)										
Value at beginning of period	$34.95	$31.70	$25.76	$26.42	$23.68	$18.17	$15.74	$16.57		
Value at end of period	$29.69	$34.95	$31.70	$25.76	$26.42	$23.68	$18.17	$15.74		
Number of accumulation units outstanding at end of period	1,435	283	1,329	1,914	1,426	618	220	173		
VY® COLUMBIA SMALL CAP VALUE II PORTFOLIO (CLASS S)										
Value at beginning of period	$21.19	$19.26	$15.69	$16.30	$15.75	$11.34	$10.01	$10.37	$8.34	$6.74
Value at end of period	$17.29	$21.19	$19.26	$15.69	$16.30	$15.75	$11.34	$10.01	$10.37	$8.34
Number of accumulation units outstanding at end of period	765	0	351	467	467	467	350	109	0	0
VY® INVESCO EQUITY AND INCOME PORTFOLIO (CLASS S)										
(Funds were first received in this option during July 2014)										
Value at beginning of period	$12.86	$11.72	$10.27	$10.60	$10.43					
Value at end of period	$11.52	$12.86	$11.72	$10.27	$10.60					
Number of accumulation units outstanding at end of period	0	0	1,078	1,065	1,077					

Condensed Financial Information (continued)

	2018	2017	2016	2015	2014	2013	2012	2011	2010	2009
VY® INVESCO GROWTH AND INCOME PORTFOLIO (CLASS S)										
(Funds were first received in this option during October 2017)										
Value at beginning of period	$23.70	$22.89								
Value at end of period	$20.30	$23.70								
Number of accumulation units outstanding at end of period	1,594	1,382								
VY® JPMORGAN EMERGING MARKETS EQUITY PORTFOLIO (CLASS S)										
(Funds were first received in this option during January 2018)										
Value at beginning of period	$18.77									
Value at end of period	$15.04									
Number of accumulation units outstanding at end of period	1,757									
VY® JPMORGAN SMALL CAP CORE EQUITY PORTFOLIO (CLASS S)										
(Funds were first received in this option during October 2017)										
Value at beginning of period	$29.58	$28.91								
Value at end of period	$26.23	$29.58								
Number of accumulation units outstanding at end of period	1,286	1,081								
VY® PIONEER HIGH YIELD PORTFOLIO (CLASS S)										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$21.40	$20.13	$17.81	$18.86	$18.99	$17.08	$14.86	$15.13	$12.85	$12.15
Value at end of period	$20.61	$21.40	$20.13	$17.81	$18.86	$18.99	$17.08	$14.86	$15.13	$12.85
Number of accumulation units outstanding at end of period	1,195	1,903	879	719	743	792	1,023	760	1,030	1,678
VY® T. ROWE PRICE DIVERSIFIED MID CAP GROWTH PORTFOLIO (CLASS I)										
Value at beginning of period	$27.37	$22.11	$20.75	$20.50	$18.48	$13.78	$11.96	$12.52	$9.82	$6.76
Value at end of period	$26.28	$27.37	$22.11	$20.75	$20.50	$18.48	$13.78	$11.96	$12.52	$9.82
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	110	418	1,074	1,557
VY® T. ROWE PRICE DIVERSIFIED MID CAP GROWTH PORTFOLIO (CLASS S)										
(Funds were first received in this option during May 2017)										
Value at beginning of period	$30.09	$27.00								
Value at end of period	$28.82	$30.09								
Number of accumulation units outstanding at end of period	94	73								
VY® T. ROWE PRICE GROWTH EQUITY PORTFOLIO (CLASS S)										
(Funds were first received in this option during November 2018)										
Value at beginning of period	$33.76									
Value at end of period	$31.19									
Number of accumulation units outstanding at end of period	1,338									
VY® TEMPLETON FOREIGN EQUITY PORTFOLIO (CLASS S)										
Value at beginning of period	$13.99	$11.56	$11.46	$11.98	$12.97	$10.90	$9.26	$10.64	$9.87	$7.55
Value at end of period	$11.77	$13.99	$11.56	$11.46	$11.98	$12.97	$10.90	$9.26	$10.64	$9.87
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	0	0	0	0
WANGER USA										
(Funds were first received in this option during October 2017)										
Value at beginning of period	$33.31	$32.55								
Value at end of period	$32.50	$33.31								
Number of accumulation units outstanding at end of period	4	1								

Condensed Financial Information (continued)

TABLE 18

FOR CONTRACTS WITH A DAILY ASSET CHARGE OF 0.85%

(Selected data for accumulation units outstanding throughout each period)

	2018	2017	2016	2015	2014	2013	2012	2011	2010	2009
AMANA GROWTH FUND (INVESTOR CLASS)										
(Funds were first received in this option during May 2018)										
Value at beginning of period	$28.27									
Value at end of period	$27.90									
Number of accumulation units outstanding at end of period	496									
AMANA INCOME FUND (INVESTOR CLASS)										
(Funds were first received in this option during November 2017)										
Value at beginning of period	$25.26	$24.36								
Value at end of period	$23.68	$25.26								
Number of accumulation units outstanding at end of period	0	621								
AMERICAN CENTURY INVESTMENTS® INFLATION-ADJUSTED BOND FUND (INVESTOR CLASS)										
(Funds were first received in this option during November 2017)										
Value at beginning of period	$12.18	$12.13								
Value at end of period	$11.73	$12.18								
Number of accumulation units outstanding at end of period	0	1,183								
AMERICAN FUNDS® - AMERICAN BALANCED FUND® (CLASS R-3)										
Value at beginning of period	$22.69	$19.89	$18.53	$18.45	$17.14	$14.25	$12.63	$12.30	$11.02	$9.20
Value at end of period	$21.82	$22.69	$19.89	$18.53	$18.45	$17.14	$14.25	$12.63	$12.30	$11.02
Number of accumulation units outstanding at end of period	10,081	9,082	9,126	7,837	805	0	934	5,312	35	5,448
AMERICAN FUNDS® - CAPITAL WORLD GROWTH AND INCOME FUND℠ (CLASS R-3)										
(Funds were first received in this option during October 2011)										
Value at beginning of period	$23.38	$18.97	$18.02	$18.64	$18.13	$14.69	$12.47	$12.65		
Value at end of period	$20.73	$23.38	$18.97	$18.02	$18.64	$18.13	$14.69	$12.47		
Number of accumulation units outstanding at end of period	1,162	1,035	1,701	1,217	2,008	0	971	67		
AMERICAN FUNDS® - EUROPACIFIC GROWTH FUND® (CLASS R-3)										
Value at beginning of period	$24.81	$19.20	$19.29	$19.67	$20.43	$17.20	$14.60	$17.09	$15.80	$11.49
Value at end of period	$20.79	$24.81	$19.20	$19.29	$19.67	$20.43	$17.20	$14.60	$17.09	$15.80
Number of accumulation units outstanding at end of period	2,251	2,359	3,290	8,742	6,642	10,238	5,462	7,014	2,216	3,977
AMERICAN FUNDS® - FUNDAMENTAL INVESTORS℠ (CLASS R-3)										
(Funds were first received in this option during January 2009)										
Value at beginning of period	$19.71	$16.17	$14.54	$14.24	$13.23	$10.18	$8.79	$9.06	$8.04	$6.26
Value at end of period	$18.19	$19.71	$16.17	$14.54	$14.24	$13.23	$10.18	$8.79	$9.06	$8.04
Number of accumulation units outstanding at end of period	4,137	4,097	1,842	1,521	0	557	14,415	13,839	467	293
AMERICAN FUNDS® - NEW PERSPECTIVE FUND® (CLASS R-3)										
Value at beginning of period	$28.69	$22.53	$22.38	$21.50	$21.08	$16.82	$14.09	$15.43	$13.85	$10.19
Value at end of period	$26.69	$28.69	$22.53	$22.38	$21.50	$21.08	$16.82	$14.09	$15.43	$13.85
Number of accumulation units outstanding at end of period	0	451	4,230	3,918	1,055	726	4,327	489	4,928	19,909
AMERICAN FUNDS® - THE GROWTH FUND OF AMERICA® (CLASS R-3)										
Value at beginning of period	$29.09	$23.34	$21.77	$20.90	$19.35	$14.63	$12.27	$13.05	$11.75	$8.84
Value at end of period	$27.90	$29.09	$23.34	$21.77	$20.90	$19.35	$14.63	$12.27	$13.05	$11.75
Number of accumulation units outstanding at end of period	1,017	2,810	488	459	427	3,199	9,537	11,431	5,212	69,189

	2018	2017	2016	2015	2014	2013	2012	2011	2010	2009
AMERICAN FUNDS® - THE INCOME FUND OF AMERICA® (CLASS R-3)										
Value at beginning of period	$22.54	$20.12	$18.42	$18.93	$17.68	$15.14	$13.68	$13.12	$11.85	$9.64
Value at end of period	$21.13	$22.54	$20.12	$18.42	$18.93	$17.68	$15.14	$13.68	$13.12	$11.85
Number of accumulation units outstanding at end of period	0	0	1,101	10,170	11,310	9,511	1,451	7,241	0	3,280
AMERICAN FUNDS® - WASHINGTON MUTUAL INVESTORS FUND℠ (CLASS R-3)										
Value at beginning of period	$25.27	$21.28	$18.99	$19.25	$17.52	$13.44	$12.09	$11.43	$10.21	$8.68
Value at end of period	$24.23	$25.27	$21.28	$18.99	$19.25	$17.52	$13.44	$12.09	$11.43	$10.21
Number of accumulation units outstanding at end of period	0	126	500	438	360	0	0	4,319	81	11,336
FRANKLIN MUTUAL GLOBAL DISCOVERY FUND (CLASS R)										
Value at beginning of period	$26.83	$24.76	$22.24	$23.32	$22.45	$18.11	$16.15	$16.82	$15.30	$12.79
Value at end of period	$23.62	$26.83	$24.76	$22.24	$23.32	$22.45	$18.11	$16.15	$16.82	$15.30
Number of accumulation units outstanding at end of period	1,138	1,231	0	0	0	516	1,274	485	842	15,765
FRANKLIN SMALL-MID CAP GROWTH FUND (CLASS A)										
(Funds were first received in this option during March 2017)										
Value at beginning of period	$26.03	$23.35								
Value at end of period	$24.57	$26.03								
Number of accumulation units outstanding at end of period	1,327	499								
INVESCO HEALTH CARE FUND (INVESTOR CLASS)										
(Funds were first received in this option during March 2017)										
Value at beginning of period	$68.84	$66.64								
Value at end of period	$68.47	$68.84								
Number of accumulation units outstanding at end of period	314	307								
INVESCO MID CAP CORE EQUITY FUND (CLASS A)										
(Funds were first received in this option during March 2017)										
Value at beginning of period	$23.29	$21.39								
Value at end of period	$20.30	$23.29								
Number of accumulation units outstanding at end of period	1,172	1,121								
LORD ABBETT FUNDAMENTAL EQUITY FUND (CLASS A)										
(Funds were first received in this option during May 2018)										
Value at beginning of period	$22.15									
Value at end of period	$20.31									
Number of accumulation units outstanding at end of period	6,312									
T. ROWE PRICE MID-CAP VALUE FUND (R CLASS)										
Value at beginning of period	$31.53	$28.63	$23.34	$24.49	$22.44	$17.29	$14.66	$15.61	$13.59	$9.38
Value at end of period	$27.80	$31.53	$28.63	$23.34	$24.49	$22.44	$17.29	$14.66	$15.61	$13.59
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	0	0	0	0
VOYA GLOBAL BOND PORTFOLIO (CLASS S)										
(Funds were first received in this option during January 2009)										
Value at beginning of period	$13.30	$12.27	$11.67	$12.33	$12.41	$13.08	$12.25	$11.94	$10.42	$8.54
Value at end of period	$12.90	$13.30	$12.27	$11.67	$12.33	$12.41	$13.08	$12.25	$11.94	$10.42
Number of accumulation units outstanding at end of period	514	2,937	238	185	0	765	2,017	856	8,207	2,248
VOYA GLOBAL EQUITY PORTFOLIO (CLASS I)										
(Funds were first received in this option during March 2015)										
Value at beginning of period	$12.08	$9.85	$9.37	$10.02						
Value at end of period	$10.92	$12.08	$9.85	$9.37						
Number of accumulation units outstanding at end of period	0	0	0	857						
VOYA GLOBAL REAL ESTATE FUND (CLASS A)										
(Funds were first received in this option during October 2012)										
Value at beginning of period	$22.55	$20.65	$20.80	$21.39	$18.99	$18.48	$17.59			
Value at end of period	$20.34	$22.55	$20.65	$20.80	$21.39	$18.99	$18.48			
Number of accumulation units outstanding at end of period	0	210	173	133	0	0	12			

Condensed Financial Information (continued)

	2018	2017	2016	2015	2014	2013	2012	2011	2010	2009
VOYA GNMA INCOME FUND (CLASS A)										
Value at beginning of period	$14.62	$14.52	$14.41	$14.31	$13.75	$14.13	$13.85	$13.00	$12.35	$11.86
Value at end of period	$14.62	$14.62	$14.52	$14.41	$14.31	$13.75	$14.13	$13.85	$13.00	$12.35
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	2,205	13,864	11,312	25,702
VOYA GOVERNMENT MONEY MARKET PORTFOLIO (CLASS I)										
(Funds were first received in this option during October 2017)										
Value at beginning of period	$9.90	$9.91								
Value at end of period	$9.92	$9.90								
Number of accumulation units outstanding at end of period	1,486	2,949								
VOYA INDEX SOLUTION 2025 PORTFOLIO (CLASS S2)										
(Funds were first received in this option during March 2011)										
Value at beginning of period	$17.82	$15.71	$14.85	$15.22	$14.55	$12.55	$11.22	$11.62		
Value at end of period	$16.74	$17.82	$15.71	$14.85	$15.22	$14.55	$12.55	$11.22		
Number of accumulation units outstanding at end of period	0	1,374	6,416	4,611	0	32,119	2,503	2,015		
VOYA INDEX SOLUTION 2035 PORTFOLIO (CLASS S2)										
(Funds were first received in this option during March 2011)										
Value at beginning of period	$19.72	$16.84	$15.77	$16.20	$15.44	$12.79	$11.22	$11.82		
Value at end of period	$18.16	$19.72	$16.84	$15.77	$16.20	$15.44	$12.79	$11.22		
Number of accumulation units outstanding at end of period	229	1,448	4,443	4,310	0	2,776	8,635	7,655		
VOYA INDEX SOLUTION 2045 PORTFOLIO (CLASS S2)										
(Funds were first received in this option during March 2011)										
Value at beginning of period	$20.70	$17.40	$16.26	$16.74	$15.93	$12.97	$11.31	$12.04		
Value at end of period	$18.77	$20.70	$17.40	$16.26	$16.74	$15.93	$12.97	$11.31		
Number of accumulation units outstanding at end of period	182	3,149	1,471	946	0	1,553	6,035	4,066		
VOYA INDEX SOLUTION 2055 PORTFOLIO (CLASS S2)										
(Funds were first received in this option during May 2011)										
Value at beginning of period	$20.09	$16.81	$15.74	$16.21	$15.40	$12.53	$10.93	$12.31		
Value at end of period	$18.17	$20.09	$16.81	$15.74	$16.21	$15.40	$12.53	$10.93		
Number of accumulation units outstanding at end of period	0	328	0	0	0	0	67	39		
VOYA INDEX SOLUTION INCOME PORTFOLIO (CLASS S2)										
(Funds were first received in this option during November 2017)										
Value at beginning of period	$14.43	$14.31								
Value at end of period	$13.83	$14.43								
Number of accumulation units outstanding at end of period	0	3,821								
VOYA INTERMEDIATE BOND FUND (CLASS A)										
Value at beginning of period	$15.54	$15.00	$14.57	$14.65	$13.88	$14.10	$13.07	$12.23	$11.25	$10.06
Value at end of period	$15.31	$15.54	$15.00	$14.57	$14.65	$13.88	$14.10	$13.07	$12.23	$11.25
Number of accumulation units outstanding at end of period	61	0	2,525	21,207	22,757	20,530	16,143	227	432	6,185
VOYA LARGE CAP GROWTH PORTFOLIO (CLASS S)										
(Funds were first received in this option during July 2014)										
Value at beginning of period	$24.34	$18.97	$18.45	$17.54	$16.50					
Value at end of period	$23.72	$24.34	$18.97	$18.45	$17.54					
Number of accumulation units outstanding at end of period	0	0	0	4,122	3,873					
VOYA LARGE CAP VALUE FUND (CLASS A)										
(Funds were first received in this option during March 2015)										
Value at beginning of period	$15.68	$13.96	$12.43	$13.22						
Value at end of period	$14.29	$15.68	$13.96	$12.43						
Number of accumulation units outstanding at end of period	0	0	0	2,218						
VOYA LARGE CAP VALUE PORTFOLIO (CLASS S)										
(Funds were first received in this option during November 2017)										
Value at beginning of period	$16.12	$15.54								
Value at end of period	$14.69	$16.12								
Number of accumulation units outstanding at end of period	0	228								

Condensed Financial Information (continued)

	2018	2017	2016	2015	2014	2013	2012	2011	2010	2009
VOYA MIDCAP OPPORTUNITIES PORTFOLIO (CLASS I)										
(Funds were first received in this option during March 2017)										
Value at beginning of period	$17.19	$15.08								
Value at end of period	$15.75	$17.19								
Number of accumulation units outstanding at end of period	320	1,524								
VOYA MULTI-MANAGER INTERNATIONAL SMALL CAP FUND (CLASS A)										
Value at beginning of period	$27.35	$20.44	$20.77	$19.40	$20.84	$16.35	$13.72	$16.81	$13.61	$9.44
Value at end of period	$21.13	$27.35	$20.44	$20.77	$19.40	$20.84	$16.35	$13.72	$16.81	$13.61
Number of accumulation units outstanding at end of period	0	0	0	0	0	21	16	5	0	1,152
VOYA REAL ESTATE FUND (CLASS A)										
Value at beginning of period	$28.97	$27.88	$27.18	$26.62	$20.62	$20.44	$17.88	$16.49	$13.05	$10.16
Value at end of period	$26.34	$28.97	$27.88	$27.18	$26.62	$20.62	$20.44	$17.88	$16.49	$13.05
Number of accumulation units outstanding at end of period	0	0	426	452	325	23	297	129	4,745	15,439
VOYA SMALL COMPANY PORTFOLIO (CLASS I)										
(Funds were first received in this option during January 2010)										
Value at beginning of period	$33.25	$30.13	$24.41	$24.81	$23.49	$17.20	$15.14	$15.66	$12.32	
Value at end of period	$27.74	$33.25	$30.13	$24.41	$24.81	$23.49	$17.20	$15.14	$15.66	
Number of accumulation units outstanding at end of period	0	1,377	305	2,481	2,292	4,315	1,388	2,457	12,201	
VOYA SOLUTION 2025 PORTFOLIO (CLASS S2)										
(Funds were first received in this option during April 2010)										
Value at beginning of period	$18.12	$15.88	$15.14	$15.31	$14.65	$12.72	$11.32	$11.80	$11.05	
Value at end of period	$16.90	$18.12	$15.88	$15.14	$15.31	$14.65	$12.72	$11.32	$11.80	
Number of accumulation units outstanding at end of period	0	0	3,750	3,751	4,069	20,664	23,399	16,406	16,976	
VOYA SOLUTION 2035 PORTFOLIO (CLASS S2)										
(Funds were first received in this option during April 2010)										
Value at beginning of period	$19.74	$16.69	$15.87	$16.10	$15.39	$12.92	$11.33	$12.00	$11.21	
Value at end of period	$17.93	$19.74	$16.69	$15.87	$16.10	$15.39	$12.92	$11.33	$12.00	
Number of accumulation units outstanding at end of period	0	0	1,235	1,234	2,812	10,273	10,410	12,419	11,311	
VOYA SOLUTION 2045 PORTFOLIO (CLASS S2)										
(Funds were first received in this option during April 2010)										
Value at beginning of period	$20.71	$17.25	$16.37	$16.69	$15.90	$13.01	$11.37	$12.12	$11.26	
Value at end of period	$18.41	$20.71	$17.25	$16.37	$16.69	$15.90	$13.01	$11.37	$12.12	
Number of accumulation units outstanding at end of period	0	0	0	0	0	6,864	8,076	8,338	6,094	
VOYA SOLUTION 2055 PORTFOLIO (CLASS S2)										
(Funds were first received in this option during March 2012)										
Value at beginning of period	$19.87	$16.49	$15.65	$15.95	$15.16	$12.40	$11.79			
Value at end of period	$17.60	$19.87	$16.49	$15.65	$15.95	$15.16	$12.40			
Number of accumulation units outstanding at end of period	0	0	0	0	1,045	0	620			
VOYA SOLUTION INCOME PORTFOLIO (CLASS S2)										
(Funds were first received in this option during April 2010)										
Value at beginning of period	$14.60	$13.48	$13.04	$13.17	$12.57	$11.87	$10.92	$10.99	$10.50	
Value at end of period	$14.01	$14.60	$13.48	$13.04	$13.17	$12.57	$11.87	$10.92	$10.99	
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	0	0	5,452	
VOYA STRATEGIC ALLOCATION CONSERVATIVE PORTFOLIO (CLASS I)										
(Funds were first received in this option during March 2017)										
Value at beginning of period	$17.55	$16.54								
Value at end of period	$16.67	$17.55								
Number of accumulation units outstanding at end of period	259	214								
VOYA STRATEGIC ALLOCATION GROWTH PORTFOLIO (CLASS I)										
(Funds were first received in this option during March 2017)										
Value at beginning of period	$19.81	$17.90								
Value at end of period	$17.98	$19.81								
Number of accumulation units outstanding at end of period	1,000	894								

Condensed Financial Information (continued)

	2018	2017	2016	2015	2014	2013	2012	2011	2010	2009
VY® AMERICAN CENTURY SMALL-MID CAP VALUE PORTFOLIO (CLASS S)										
Value at beginning of period	$34.70	$31.50	$25.61	$26.28	$23.57	$18.09	$15.68	$16.33	$13.50	$10.03
Value at end of period	$29.47	$34.70	$31.50	$25.61	$26.28	$23.57	$18.09	$15.68	$16.33	$13.50
Number of accumulation units outstanding at end of period	20	289	166	146	109	302	1,358	1,227	958	0
VY® BARON GROWTH PORTFOLIO (CLASS S)										
Value at beginning of period	$32.66	$25.70	$24.60	$26.13	$25.25	$18.34	$15.46	$15.25	$12.16	$9.07
Value at end of period	$31.77	$32.66	$25.70	$24.60	$26.13	$25.25	$18.34	$15.46	$15.25	$12.16
Number of accumulation units outstanding at end of period	0	351	0	1,117	1,323	3,577	1,898	1,248	3,632	19,885
VY® COLUMBIA CONTRARIAN CORE PORTFOLIO (CLASS S)										
Value at beginning of period	$22.71	$18.84	$17.53	$17.17	$15.35	$11.49	$10.32	$10.92	$9.83	$7.53
Value at end of period	$20.49	$22.71	$18.84	$17.53	$17.17	$15.35	$11.49	$10.32	$10.92	$9.83
Number of accumulation units outstanding at end of period	348	1,694	0	0	0	1,929	1,843	3,759	0	471
VY® COLUMBIA SMALL CAP VALUE II PORTFOLIO (CLASS S)										
Value at beginning of period	$21.07	$19.15	$15.62	$16.23	$15.69	$11.30	$9.98	$10.35	$8.33	$6.73
Value at end of period	$17.18	$21.07	$19.15	$15.62	$16.23	$15.69	$11.30	$9.98	$10.35	$8.33
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	0	0	0	3,082
VY® INVESCO COMSTOCK PORTFOLIO (CLASS S)										
Value at beginning of period	$24.76	$21.22	$18.17	$19.49	$18.01	$13.45	$11.43	$11.78	$10.32	$8.10
Value at end of period	$21.50	$24.76	$21.22	$18.17	$19.49	$18.01	$13.45	$11.43	$11.78	$10.32
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	0	0	7	654
VY® JPMORGAN MID CAP VALUE PORTFOLIO (CLASS S)										
(Funds were first received in this option during March 2011)										
Value at beginning of period	$32.75	$29.05	$25.54	$26.57	$23.30	$17.86	$15.01	$15.36		
Value at end of period	$28.52	$32.75	$29.05	$25.54	$26.57	$23.30	$17.86	$15.01		
Number of accumulation units outstanding at end of period	40	40	40	40	0	2,237	4,013	3,975		
VY® OPPENHEIMER GLOBAL PORTFOLIO (CLASS I)										
(Funds were first received in this option during May 2018)										
Value at beginning of period	$26.48									
Value at end of period	$22.15									
Number of accumulation units outstanding at end of period	531									
VY® PIONEER HIGH YIELD PORTFOLIO (CLASS S)										
Value at beginning of period	$21.28	$20.02	$17.72	$18.78	$18.92	$17.02	$14.82	$15.09	$12.82	$7.76
Value at end of period	$20.48	$21.28	$20.02	$17.72	$18.78	$18.92	$17.02	$14.82	$15.09	$12.82
Number of accumulation units outstanding at end of period	0	0	0	0	0	258	741	1,529	11	0
VY® T. ROWE PRICE DIVERSIFIED MID CAP GROWTH PORTFOLIO (CLASS I)										
Value at beginning of period	$27.21	$21.99	$20.64	$20.41	$18.41	$13.73	$11.93	$12.49	$9.80	$6.75
Value at end of period	$26.11	$27.21	$21.99	$20.64	$20.41	$18.41	$13.73	$11.93	$12.49	$9.80
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	0	0	0	1,120
VY® T. ROWE PRICE DIVERSIFIED MID CAP GROWTH PORTFOLIO (CLASS S)										
(Funds were first received in this option during October 2012)										
Value at beginning of period	$29.88	$24.22	$22.78	$22.59	$20.41	$15.27	$14.66			
Value at end of period	$28.61	$29.88	$24.22	$22.78	$22.59	$20.41	$15.27			
Number of accumulation units outstanding at end of period	0	291	252	203	0	0	52			
VY® T. ROWE PRICE GROWTH EQUITY PORTFOLIO (CLASS S)										
Value at beginning of period	$31.65	$23.95	$23.86	$21.77	$20.25	$14.70	$12.50	$12.77	$11.05	$7.82
Value at end of period	$30.96	$31.65	$23.95	$23.86	$21.77	$20.25	$14.70	$12.50	$12.77	$11.05
Number of accumulation units outstanding at end of period	1,074	1,671	4,385	3,963	3,274	853	1,013	610	1,875	0

Condensed Financial Information (continued)

	2018	2017	2016	2015	2014	2013	2012	2011	2010	2009
VY® TEMPLETON FOREIGN EQUITY PORTFOLIO (CLASS S)										
(Funds were first received in this option during May 2014)										
Value at beginning of period	$13.91	$11.50	$11.41	$11.93	$13.39					
Value at end of period	$11.70	$13.91	$11.50	$11.41	$11.93					
Number of accumulation units outstanding at end of period	841	507	446	240	203					

TABLE 19
FOR CONTRACTS WITH A DAILY ASSET CHARGE OF 0.90%
(Selected data for accumulation units outstanding throughout each period)

	2018	2017	2016	2015	2014	2013	2012	2011	2010	2009
AMERICAN FUNDS® - FUNDAMENTAL INVESTORS℠ (CLASS R-3)										
(Funds were first received in this option during May 2010)										
Value at beginning of period	$19.62	$16.10	$14.49	$14.19	$13.19	$10.15	$8.77	$9.05	$8.13	
Value at end of period	$18.09	$19.62	$16.10	$14.49	$14.19	$13.19	$10.15	$8.77	$9.05	
Number of accumulation units outstanding at end of period	0	3,890	0	551	405	851	0	0	4,037	
AMERICAN FUNDS® - NEW PERSPECTIVE FUND® (CLASS R-3)										
Value at beginning of period	$28.49	$22.38	$22.25	$21.38	$20.97	$16.74	$14.03	$15.38	$13.81	$10.17
Value at end of period	$26.49	$28.49	$22.38	$22.25	$21.38	$20.97	$16.74	$14.03	$15.38	$13.81
Number of accumulation units outstanding at end of period	554	599	599	1,107	1,313	1,654	2,088	1,764	75	3,715
ARTISAN INTERNATIONAL FUND (INVESTOR SHARES)										
(Funds were first received in this option during February 2017)										
Value at beginning of period	$21.04	$17.08								
Value at end of period	$18.54	$21.04								
Number of accumulation units outstanding at end of period	0	3,240								
BLACKROCK EQUITY DIVIDEND FUND (INVESTOR A SHARES)										
(Funds were first received in this option during February 2017)										
Value at beginning of period	$23.68	$20.68								
Value at end of period	$21.70	$23.68								
Number of accumulation units outstanding at end of period	0	6,126								
VICTORY SYCAMORE SMALL COMPANY OPPORTUNITY FUND (CLASS R)										
(Funds were first received in this option during February 2017)										
Value at beginning of period	$26.76	$23.85								
Value at end of period	$24.19	$26.76								
Number of accumulation units outstanding at end of period	0	1,684								
VOYA GLOBAL BOND PORTFOLIO (CLASS S)										
Value at beginning of period	$13.23	$12.21	$11.62	$12.28	$12.37	$13.04	$12.22	$11.92	$10.41	$8.66
Value at end of period	$12.82	$13.23	$12.21	$11.62	$12.28	$12.37	$13.04	$12.22	$11.92	$10.41
Number of accumulation units outstanding at end of period	732	731	732	2,438	2,913	3,206	3,178	3,970	0	0
VOYA GLOBAL EQUITY PORTFOLIO (CLASS I)										
(Funds were first received in this option during March 2015)										
Value at beginning of period	$12.06	$9.84	$9.36	$10.02						
Value at end of period	$10.90	$12.06	$9.84	$9.36						
Number of accumulation units outstanding at end of period	1	1	39	900						
VOYA INDEX SOLUTION 2025 PORTFOLIO (CLASS S2)										
(Funds were first received in this option during December 2013)										
Value at beginning of period	$17.75	$15.66	$14.80	$15.18	$14.52	$14.52				
Value at end of period	$16.66	$17.75	$15.66	$14.80	$15.18	$14.52				
Number of accumulation units outstanding at end of period	0	299	0	18,049	18,640	17,434				

Condensed Financial Information (continued)

	2018	2017	2016	2015	2014	2013	2012	2011	2010	2009
VOYA INDEX SOLUTION 2035 PORTFOLIO (CLASS S2)										
(Funds were first received in this option during May 2010)										
Value at beginning of period	$19.65	$16.78	$15.73	$16.16	$15.41	$12.78	$11.21	$11.71	$10.66	
Value at end of period	$18.08	$19.65	$16.78	$15.73	$16.16	$15.41	$12.78	$11.21	$11.71	
Number of accumulation units outstanding at end of period	0	5,261	0	6,798	8,559	7,360	0	0	625	
VOYA INDEX SOLUTION 2045 PORTFOLIO (CLASS S2)										
(Funds were first received in this option during May 2010)										
Value at beginning of period	$20.61	$17.34	$16.22	$16.70	$15.90	$12.95	$11.30	$11.92	$10.48	
Value at end of period	$18.69	$20.61	$17.34	$16.22	$16.70	$15.90	$12.95	$11.30	$11.92	
Number of accumulation units outstanding at end of period	0	15,050	0	303	293	293	0	0	1,337	
VOYA INDEX SOLUTION 2055 PORTFOLIO (CLASS S2)										
(Funds were first received in this option during June 2010)										
Value at beginning of period	$20.01	$16.76	$15.70	$16.17	$15.37	$12.52	$10.92	$11.51	$9.87	
Value at end of period	$18.09	$20.01	$16.76	$15.70	$16.17	$15.37	$12.52	$10.92	$11.51	
Number of accumulation units outstanding at end of period	0	7,771	0	53	0	0	0	0	14	
VOYA INDEX SOLUTION INCOME PORTFOLIO (CLASS S2)										
(Funds were first received in this option during August 2015)										
Value at beginning of period	$14.38	$13.32	$12.83	$13.14						
Value at end of period	$13.76	$14.38	$13.32	$12.83						
Number of accumulation units outstanding at end of period	89	2,599	0	3,887						
VOYA LARGE-CAP GROWTH FUND (CLASS A)										
(Funds were first received in this option during February 2017)										
Value at beginning of period	$27.68	$22.50								
Value at end of period	$26.95	$27.68								
Number of accumulation units outstanding at end of period	0	8,520								
VOYA LARGE CAP GROWTH PORTFOLIO (CLASS S)										
(Funds were first received in this option during July 2014)										
Value at beginning of period	$24.26	$18.91	$18.40	$17.50	$16.47					
Value at end of period	$23.62	$24.26	$18.91	$18.40	$17.50					
Number of accumulation units outstanding at end of period	0	0	0	0	1,374					
VOYA MIDCAP OPPORTUNITIES PORTFOLIO (CLASS I)										
(Funds were first received in this option during July 2017)										
Value at beginning of period	$17.15	$15.74								
Value at end of period	$15.70	$17.15								
Number of accumulation units outstanding at end of period	959	959								
VOYA MULTI-MANAGER INTERNATIONAL SMALL CAP FUND (CLASS A)										
Value at beginning of period	$27.16	$20.31	$20.65	$19.29	$20.73	$16.28	$13.67	$16.75	$13.57	$9.41
Value at end of period	$20.98	$27.16	$20.31	$20.65	$19.29	$20.73	$16.28	$13.67	$16.75	$13.57
Number of accumulation units outstanding at end of period	2	2	2	2	2	92	0	0	0	3,835
VOYA SMALLCAP OPPORTUNITIES PORTFOLIO (CLASS I)										
(Funds were first received in this option during February 2017)										
Value at beginning of period	$35.55	$31.30								
Value at end of period	$29.58	$35.55								
Number of accumulation units outstanding at end of period	0	564								
VOYA SMALL COMPANY PORTFOLIO (CLASS I)										
Value at beginning of period	$33.02	$29.94	$24.27	$24.68	$23.37	$17.12	$15.09	$15.61	$12.66	$10.02
Value at end of period	$27.54	$33.02	$29.94	$24.27	$24.68	$23.37	$17.12	$15.09	$15.61	$12.66
Number of accumulation units outstanding at end of period	410	410	1,057	1,140	1,130	1,216	5,456	3,149	3,707	5,030
VOYA SOLUTION 2025 PORTFOLIO (CLASS S2)										
(Funds were first received in this option during April 2010)										
Value at beginning of period	$18.04	$15.82	$15.10	$15.27	$14.62	$12.71	$11.31	$11.80	$11.05	
Value at end of period	$16.83	$18.04	$15.82	$15.10	$15.27	$14.62	$12.71	$11.31	$11.80	
Number of accumulation units outstanding at end of period	4,750	4,751	25,156	23,245	28,831	43,183	93,082	86,354	20,323	

CFI 63

Condensed Financial Information (continued)

	2018	2017	2016	2015	2014	2013	2012	2011	2010	2009
VOYA SOLUTION 2035 PORTFOLIO (CLASS S2)										
(Funds were first received in this option during April 2010)										
Value at beginning of period	$19.66	$16.63	$15.82	$16.06	$15.36	$12.90	$11.32	$12.00	$11.21	
Value at end of period	$17.85	$19.66	$16.63	$15.82	$16.06	$15.36	$12.90	$11.32	$12.00	
Number of accumulation units outstanding at end of period	5,410	5,412	5,412	6,089	20,031	15,162	48,269	37,474	19,069	
VOYA SOLUTION 2045 PORTFOLIO (CLASS S2)										
(Funds were first received in this option during April 2010)										
Value at beginning of period	$20.62	$17.20	$16.32	$16.65	$15.87	$12.99	$11.36	$12.12	$11.26	
Value at end of period	$18.32	$20.62	$17.20	$16.32	$16.65	$15.87	$12.99	$11.36	$12.12	
Number of accumulation units outstanding at end of period	0	0	205	1,482	3,830	3,464	18,481	16,773	16,356	
VOYA SOLUTION 2055 PORTFOLIO (CLASS S2)										
(Funds were first received in this option during June 2011)										
Value at beginning of period	$19.80	$16.44	$15.61	$15.92	$15.13	$12.38	$10.83	$11.56		
Value at end of period	$17.52	$19.80	$16.44	$15.61	$15.92	$15.13	$12.38	$10.83		
Number of accumulation units outstanding at end of period	0	0	0	929	629	402	525	147		
VOYA SOLUTION INCOME PORTFOLIO (CLASS S2)										
(Funds were first received in this option during April 2010)										
Value at beginning of period	$14.55	$13.44	$13.00	$13.14	$12.55	$11.85	$10.91	$10.98	$10.50	
Value at end of period	$13.95	$14.55	$13.44	$13.00	$13.14	$12.55	$11.85	$10.91	$10.98	
Number of accumulation units outstanding at end of period	0	88	88	1,314	125	106	1,430	272	89	
VOYA U.S. BOND INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during February 2017)										
Value at beginning of period	$12.56	$12.36								
Value at end of period	$12.37	$12.56								
Number of accumulation units outstanding at end of period	0	1,529								
VY® AMERICAN CENTURY SMALL-MID CAP VALUE PORTFOLIO (CLASS S)										
Value at beginning of period	$34.46	$31.30	$25.45	$26.14	$23.45	$18.01	$15.62	$16.28	$13.46	$10.01
Value at end of period	$29.25	$34.46	$31.30	$25.45	$26.14	$23.45	$18.01	$15.62	$16.28	$13.46
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	1,101	1,022	960	848
VY® BARON GROWTH PORTFOLIO (CLASS S)										
Value at beginning of period	$32.44	$25.53	$24.46	$25.98	$25.13	$18.26	$15.40	$15.20	$12.12	$9.05
Value at end of period	$31.54	$32.44	$25.53	$24.46	$25.98	$25.13	$18.26	$15.40	$15.20	$12.12
Number of accumulation units outstanding at end of period	867	5,681	832	1,243	5,018	3,818	9,123	9,476	3,011	8,067
VY® COLUMBIA CONTRARIAN CORE PORTFOLIO (CLASS S)										
Value at beginning of period	$22.56	$18.72	$17.42	$17.07	$15.27	$11.44	$10.28	$10.88	$9.80	$7.51
Value at end of period	$20.34	$22.56	$18.72	$17.42	$17.07	$15.27	$11.44	$10.28	$10.88	$9.80
Number of accumulation units outstanding at end of period	0	0	0	0	2,856	3,259	4,773	6,524	1,695	1,051
VY® COLUMBIA SMALL CAP VALUE II PORTFOLIO (CLASS S)										
Value at beginning of period	$20.94	$19.05	$15.54	$16.16	$15.63	$11.27	$9.95	$10.32	$8.31	$6.73
Value at end of period	$17.07	$20.94	$19.05	$15.54	$16.16	$15.63	$11.27	$9.95	$10.32	$8.31
Number of accumulation units outstanding at end of period	0	0	0	179	5,705	4,806	6,845	6,554	2,673	1,641
VY® JPMORGAN MID CAP VALUE PORTFOLIO (CLASS S)										
Value at beginning of period	$32.53	$28.86	$25.39	$26.42	$23.18	$17.78	$14.95	$14.82	$12.16	$9.76
Value at end of period	$28.30	$32.53	$28.86	$25.39	$26.42	$23.18	$17.78	$14.95	$14.82	$12.16
Number of accumulation units outstanding at end of period	492	3,165	492	1,657	3,460	3,478	9,002	8,228	1,361	2,287
VY® PIONEER HIGH YIELD PORTFOLIO (CLASS S)										
(Funds were first received in this option during April 2010)										
Value at beginning of period	$21.15	$19.91	$17.64	$18.69	$18.84	$16.97	$14.78	$15.06	$13.83	
Value at end of period	$20.35	$21.15	$19.91	$17.64	$18.69	$18.84	$16.97	$14.78	$15.06	
Number of accumulation units outstanding at end of period	0	1,660	0	208	382	541	232	1,254	1,292	

	2018	2017	2016	2015	2014	2013	2012	2011	2010	2009
VY® T. ROWE PRICE DIVERSIFIED MID CAP GROWTH PORTFOLIO (CLASS I)										
(Funds were first received in this option during April 2010)										
Value at beginning of period	$27.05	$21.87	$20.54	$20.32	$18.33	$13.68	$11.89	$12.46	$10.86	
Value at end of period	$25.94	$27.05	$21.87	$20.54	$20.32	$18.33	$13.68	$11.89	$12.46	
Number of accumulation units outstanding at end of period	0	0	95	95	95	95	7,250	3,682	4,605	
VY® T. ROWE PRICE GROWTH EQUITY PORTFOLIO (CLASS S)										
Value at beginning of period	$31.43	$23.80	$23.71	$21.65	$20.15	$14.63	$12.45	$12.73	$11.02	$7.80
Value at end of period	$30.73	$31.43	$23.80	$23.71	$21.65	$20.15	$14.63	$12.45	$12.73	$11.02
Number of accumulation units outstanding at end of period	0	0	77	277	274	267	2,545	2,694	2,056	504

TABLE 20

FOR CONTRACTS WITH A DAILY ASSET CHARGE OF 0.95%

(Selected data for accumulation units outstanding throughout each period)

	2018	2017	2016	2015	2014	2013	2012	2011	2010	2009
AMERICAN FUNDS® – EUROPACIFIC GROWTH FUND® (CLASS R-3)										
Value at beginning of period	$24.46	$18.95	$19.06	$19.46	$20.23	$17.05	$14.48	$16.97	$15.71	$11.43
Value at end of period	$20.48	$24.46	$18.95	$19.06	$19.46	$20.23	$17.05	$14.48	$16.97	$15.71
Number of accumulation units outstanding at end of period	103	6,050	2,906	2,060	7,030	6,927	18,028	9,880	11,134	9,608
AMERICAN FUNDS® – FUNDAMENTAL INVESTORS℠ (CLASS R-3)										
(Funds were first received in this option during May 2012)										
Value at beginning of period	$19.53	$16.03	$14.43	$14.14	$13.15	$10.13	$9.74			
Value at end of period	$18.00	$19.53	$16.03	$14.43	$14.14	$13.15	$10.13			
Number of accumulation units outstanding at end of period	9	5,008	0	0	3,886	3,751	3,254			
AMERICAN FUNDS® – NEW PERSPECTIVE FUND® (CLASS R-3)										
Value at beginning of period	$28.29	$22.24	$22.12	$21.26	$20.87	$16.67	$13.98	$15.32	$13.77	$10.14
Value at end of period	$26.30	$28.29	$22.24	$22.12	$21.26	$20.87	$16.67	$13.98	$15.32	$13.77
Number of accumulation units outstanding at end of period	3	6,569	0	0	3,811	3,704	11,634	0	13,899	12,505
COLUMBIA SELECT MID CAP VALUE FUND (CLASS A)										
(Funds were first received in this option during May 2017)										
Value at beginning of period	$18.44	$16.79								
Value at end of period	$15.77	$18.44								
Number of accumulation units outstanding at end of period	0	306								
CRM MID CAP VALUE FUND (INVESTOR SHARES)										
(Funds were first received in this option during May 2017)										
Value at beginning of period	$27.10	$24.18								
Value at end of period	$24.89	$27.10								
Number of accumulation units outstanding at end of period	3	743								
T. ROWE PRICE MID-CAP VALUE FUND (R CLASS)										
Value at beginning of period	$31.10	$28.26	$23.06	$24.23	$22.22	$17.14	$14.54	$15.50	$13.51	$9.34
Value at end of period	$27.39	$31.10	$28.26	$23.06	$24.23	$22.22	$17.14	$14.54	$15.50	$13.51
Number of accumulation units outstanding at end of period	0	1,226	0	0	1,038	775	16,683	16,265	17,492	18,489
VOYA GLOBAL BOND PORTFOLIO (CLASS S)										
(Funds were first received in this option during January 2016)										
Value at beginning of period	$13.16	$12.15	$11.59							
Value at end of period	$12.75	$13.16	$12.15							
Number of accumulation units outstanding at end of period	0	0	4,139							

	2018	2017	2016	2015	2014	2013	2012	2011	2010	2009
VOYA GNMA INCOME FUND (CLASS A)										
Value at beginning of period	$14.42	$14.34	$14.24	$14.15	$13.61	$14.00	$13.74	$12.91	$12.27	$11.80
Value at end of period	$14.40	$14.42	$14.34	$14.24	$14.15	$13.61	$14.00	$13.74	$12.91	$12.27
Number of accumulation units outstanding at end of period	5	11,120	0	0	11,972	10,802	36,600	17,376	17,161	16,395
VOYA HIGH YIELD PORTFOLIO (CLASS S)										
(Funds were first received in this option during May 2017)										
Value at beginning of period	$19.47	$19.08								
Value at end of period	$18.65	$19.47								
Number of accumulation units outstanding at end of period	4	4,188								
VOYA INDEX SOLUTION 2035 PORTFOLIO (CLASS S2)										
(Funds were first received in this option during March 2011)										
Value at beginning of period	$19.57	$16.72	$15.68	$16.12	$15.38	$12.76	$11.19	$12.16		
Value at end of period	$18.00	$19.57	$16.72	$15.68	$16.12	$15.38	$12.76	$11.19		
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	331	331		
VOYA INDEX SOLUTION 2045 PORTFOLIO (CLASS S2)										
(Funds were first received in this option during March 2011)										
Value at beginning of period	$20.53	$17.28	$16.17	$16.66	$15.87	$12.93	$11.29	$12.43		
Value at end of period	$18.61	$20.53	$17.28	$16.17	$16.66	$15.87	$12.93	$11.29		
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	528	527		
VOYA INDEX SOLUTION 2055 PORTFOLIO (CLASS S2)										
(Funds were first received in this option during December 2010)										
Value at beginning of period	$19.94	$16.70	$15.65	$16.13	$15.34	$12.50	$10.91	$11.51	$11.53	
Value at end of period	$18.01	$19.94	$16.70	$15.65	$16.13	$15.34	$12.50	$10.91	$11.51	
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	80	80	3	
VOYA INDEX SOLUTION INCOME PORTFOLIO (CLASS S2)										
(Funds were first received in this option during March 2011)										
Value at beginning of period	$14.32	$13.28	$12.79	$13.08	$12.48	$11.70	$10.90	$10.88		
Value at end of period	$13.70	$14.32	$13.28	$12.79	$13.08	$12.48	$11.70	$10.90		
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	286	186		
VOYA MIDCAP OPPORTUNITIES PORTFOLIO (CLASS I)										
(Funds were first received in this option during July 2017)										
Value at beginning of period	$17.11	$15.70								
Value at end of period	$15.65	$17.11								
Number of accumulation units outstanding at end of period	0	3,320								
VOYA SMALL COMPANY PORTFOLIO (CLASS I)										
(Funds were first received in this option during May 2012)										
Value at beginning of period	$32.79	$29.74	$24.12	$24.54	$23.26	$17.04	$16.71			
Value at end of period	$27.33	$32.79	$29.74	$24.12	$24.54	$23.26	$17.04			
Number of accumulation units outstanding at end of period	0	1,872	0	0	1,357	1,299	1,041			
VOYA SOLUTION 2025 PORTFOLIO (CLASS S2)										
(Funds were first received in this option during April 2010)										
Value at beginning of period	$17.97	$15.77	$15.05	$15.23	$14.59	$12.69	$11.30	$11.79	$11.05	
Value at end of period	$16.75	$17.97	$15.77	$15.05	$15.23	$14.59	$12.69	$11.30	$11.79	
Number of accumulation units outstanding at end of period	22,340	52,155	28	36,904	52,344	16,137	32,841	24,939	84,983	
VOYA SOLUTION 2035 PORTFOLIO (CLASS S2)										
(Funds were first received in this option during April 2010)										
Value at beginning of period	$19.59	$16.58	$15.77	$16.02	$15.33	$12.88	$11.31	$11.99	$11.21	
Value at end of period	$17.77	$19.59	$16.58	$15.77	$16.02	$15.33	$12.88	$11.31	$11.99	
Number of accumulation units outstanding at end of period	97,710	99,202	608	70,586	73,391	6,028	25,040	48,325	86,507	

Condensed Financial Information (continued)

	2018	2017	2016	2015	2014	2013	2012	2011	2010	2009
VOYA SOLUTION 2045 PORTFOLIO (CLASS S2)										
(Funds were first received in this option during April 2010)										
Value at beginning of period	$20.54	$17.14	$16.28	$16.61	$15.84	$12.97	$11.35	$12.11	$11.26	
Value at end of period	$18.24	$20.54	$17.14	$16.28	$16.61	$15.84	$12.97	$11.35	$12.11	
Number of accumulation units outstanding at end of period	38,677	41,417	1,092	15,420	38,117	22,398	75,086	11,051	18,498	
VOYA SOLUTION 2055 PORTFOLIO (CLASS S2)										
(Funds were first received in this option during February 2011)										
Value at beginning of period	$19.72	$16.38	$15.57	$15.88	$15.11	$12.36	$10.83	$11.76		
Value at end of period	$17.45	$19.72	$16.38	$15.57	$15.88	$15.11	$12.36	$10.83		
Number of accumulation units outstanding at end of period	6,498	6,005	192	1,796	841	88	164	221		
VOYA SOLUTION INCOME PORTFOLIO (CLASS S2)										
(Funds were first received in this option during April 2010)										
Value at beginning of period	$14.49	$13.39	$12.96	$13.10	$12.53	$11.83	$10.90	$10.98	$10.50	
Value at end of period	$13.89	$14.49	$13.39	$12.96	$13.10	$12.53	$11.83	$10.90	$10.98	
Number of accumulation units outstanding at end of period	34,412	54,183	43	40,254	9,439	8,560	9,432	89	6,512	
VY® AMERICAN CENTURY SMALL-MID CAP VALUE PORTFOLIO (CLASS S)										
(Funds were first received in this option during June 2011)										
Value at beginning of period	$34.22	$31.09	$25.30	$26.00	$23.33	$17.93	$15.56	$16.15		
Value at end of period	$29.04	$34.22	$31.09	$25.30	$26.00	$23.33	$17.93	$15.56		
Number of accumulation units outstanding at end of period	122	122	122	122	122	146	146	9,637		
VY® CLARION REAL ESTATE PORTFOLIO (CLASS S)										
(Funds were first received in this option during May 2017)										
Value at beginning of period	$18.30	$17.38								
Value at end of period	$16.72	$18.30								
Number of accumulation units outstanding at end of period	5	2,277								
VY® COLUMBIA CONTRARIAN CORE PORTFOLIO (CLASS S)										
Value at beginning of period	$22.40	$18.60	$17.32	$16.98	$15.20	$11.38	$10.24	$10.84	$9.77	$7.49
Value at end of period	$20.19	$22.40	$18.60	$17.32	$16.98	$15.20	$11.38	$10.24	$10.84	$9.77
Number of accumulation units outstanding at end of period	2,816	1,378	43	1,062	1,033	0	0	883	854	0
VY® COLUMBIA SMALL CAP VALUE II PORTFOLIO (CLASS S)										
Value at beginning of period	$20.82	$18.95	$15.47	$16.09	$15.57	$11.23	$9.93	$10.30	$8.30	$6.72
Value at end of period	$16.96	$20.82	$18.95	$15.47	$16.09	$15.57	$11.23	$9.93	$10.30	$8.30
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	0	0	0	0
VY® INVESCO COMSTOCK PORTFOLIO (CLASS S)										
Value at beginning of period	$24.42	$20.95	$17.95	$19.27	$17.83	$13.33	$11.34	$11.70	$10.26	$8.06
Value at end of period	$21.19	$24.42	$20.95	$17.95	$19.27	$17.83	$13.33	$11.34	$11.70	$10.26
Number of accumulation units outstanding at end of period	4	4	5,792	5,192	4,869	4,726	2,900	2,107	209	209
VY® T. ROWE PRICE EQUITY INCOME PORTFOLIO (CLASS S)										
(Funds were first received in this option during May 2017)										
Value at beginning of period	$23.92	$21.15								
Value at end of period	$21.46	$23.92								
Number of accumulation units outstanding at end of period	0	10,863								
VY® TEMPLETON FOREIGN EQUITY PORTFOLIO (CLASS S)										
(Funds were first received in this option during January 2016)										
Value at beginning of period	$13.74	$11.37	$10.84							
Value at end of period	$11.55	$13.74	$11.37							
Number of accumulation units outstanding at end of period	0	0	587							
WANGER INTERNATIONAL										
(Funds were first received in this option during May 2017)										
Value at beginning of period	$15.15	$13.46								
Value at end of period	$12.33	$15.15								
Number of accumulation units outstanding at end of period	6	4,842								

Condensed Financial Information (continued)

TABLE 21

FOR CONTRACTS WITH A DAILY ASSET CHARGE OF 1.00%

(Selected data for accumulation units outstanding throughout each period)

	2018	2017	2016	2015	2014	2013	2012	2011	2010	2009
AMERICAN FUNDS® - CAPITAL WORLD GROWTH AND INCOME FUND[SM] (CLASS R-3)										
(Funds were first received in this option during June 2016)										
Value at beginning of period	$23.08	$18.75	$18.21							
Value at end of period	$20.43	$23.08	$18.75							
Number of accumulation units outstanding at end of period	0	0	1,026							
AMERICAN FUNDS® - FUNDAMENTAL INVESTORS[SM] (CLASS R-3)										
(Funds were first received in this option during May 2011)										
Value at beginning of period	$19.43	$15.96	$14.38	$14.10	$13.11	$10.10	$8.74	$9.65		
Value at end of period	$17.90	$19.43	$15.96	$14.38	$14.10	$13.11	$10.10	$8.74		
Number of accumulation units outstanding at end of period	0	0	2,522	2,090	1,808	0	0	6,999		
LORD ABBETT DEVELOPING GROWTH FUND (CLASS A)										
(Funds were first received in this option during October 2017)										
Value at beginning of period	$27.03	$25.44								
Value at end of period	$28.07	$27.03								
Number of accumulation units outstanding at end of period	60	56								
MASSACHUSETTS INVESTORS GROWTH STOCK FUND (CLASS A)										
(Funds were first received in this option during October 2017)										
Value at beginning of period	$26.45	$24.76								
Value at end of period	$26.32	$26.45								
Number of accumulation units outstanding at end of period	519	485								
OPPENHEIMER INTERNATIONAL BOND FUND (CLASS A)										
(Funds were first received in this option during October 2017)										
Value at beginning of period	$11.87	$11.72								
Value at end of period	$11.04	$11.87								
Number of accumulation units outstanding at end of period	209	187								
VICTORY SYCAMORE SMALL COMPANY OPPORTUNITY FUND (CLASS R)										
(Funds were first received in this option during February 2013)										
Value at beginning of period	$26.55	$24.10	$18.82	$19.19	$18.26	$14.86				
Value at end of period	$23.98	$26.55	$24.10	$18.82	$19.19	$18.26				
Number of accumulation units outstanding at end of period	0	0	1,020	861	839	57				
VOYA GLOBAL BOND PORTFOLIO (CLASS S)										
(Funds were first received in this option during March 2011)										
Value at beginning of period	$13.09	$12.09	$11.52	$12.18	$12.29	$12.97	$12.17	$12.09		
Value at end of period	$12.68	$13.09	$12.09	$11.52	$12.18	$12.29	$12.97	$12.17		
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	3	717		
VOYA INDEX SOLUTION 2025 PORTFOLIO (CLASS S2)										
(Funds were first received in this option during February 2014)										
Value at beginning of period	$17.61	$15.55	$14.72	$15.11	$14.53					
Value at end of period	$16.51	$17.61	$15.55	$14.72	$15.11					
Number of accumulation units outstanding at end of period	49	0	2,137	204	13					
VOYA INDEX SOLUTION 2035 PORTFOLIO (CLASS S2)										
(Funds were first received in this option during February 2014)										
Value at beginning of period	$19.49	$16.66	$15.64	$16.08	$15.38					
Value at end of period	$17.92	$19.49	$16.66	$15.64	$16.08					
Number of accumulation units outstanding at end of period	321	295	12,641	10,330	596					

CFI 68

Condensed Financial Information (continued)

	2018	2017	2016	2015	2014	2013	2012	2011	2010	2009
VOYA INDEX SOLUTION 2045 PORTFOLIO (CLASS S2)										
(Funds were first received in this option during January 2014)										
Value at beginning of period	$20.45	$17.22	$16.12	$16.61	$15.39					
Value at end of period	$18.52	$20.45	$17.22	$16.12	$16.61					
Number of accumulation units outstanding at end of period	0	0	12,375	7,742	3,558					
VOYA INDEX SOLUTION 2055 PORTFOLIO (CLASS S2)										
(Funds were first received in this option during February 2014)										
Value at beginning of period	$19.86	$16.65	$15.61	$16.10	$15.29					
Value at end of period	$17.94	$19.86	$16.65	$15.61	$16.10					
Number of accumulation units outstanding at end of period	0	0	5,438	1,773	1,055					
VOYA INDEX SOLUTION INCOME PORTFOLIO (CLASS S2)										
(Funds were first received in this option during February 2014)										
Value at beginning of period	$14.26	$13.23	$12.75	$13.04	$12.37					
Value at end of period	$13.64	$14.26	$13.23	$12.75	$13.04					
Number of accumulation units outstanding at end of period	1,345	1,223	6,328	5,427	27					
VOYA LARGE CAP VALUE FUND (CLASS A)										
(Funds were first received in this option during March 2015)										
Value at beginning of period	$15.57	$13.88	$12.38	$13.18						
Value at end of period	$14.16	$15.57	$13.88	$12.38						
Number of accumulation units outstanding at end of period	335	145	1,002	2,024						
VOYA MULTI-MANAGER INTERNATIONAL SMALL CAP FUND (CLASS A)										
(Funds were first received in this option during December 2012)										
Value at beginning of period	$26.78	$20.05	$20.40	$19.08	$20.53	$16.14	$15.41			
Value at end of period	$20.67	$26.78	$20.05	$20.40	$19.08	$20.53	$16.14			
Number of accumulation units outstanding at end of period	533	526	1,067	1,555	1,465	227	228			
VOYA SOLUTION 2025 PORTFOLIO (CLASS S2)										
(Funds were first received in this option during April 2010)										
Value at beginning of period	$17.90	$15.71	$15.01	$15.19	$14.56	$12.67	$11.29	$11.79	$11.05	
Value at end of period	$16.68	$17.90	$15.71	$15.01	$15.19	$14.56	$12.67	$11.29	$11.79	
Number of accumulation units outstanding at end of period	3,085	3,104	77,614	77,501	78,297	85,218	91,845	113,861	102,087	
VOYA SOLUTION 2035 PORTFOLIO (CLASS S2)										
(Funds were first received in this option during April 2010)										
Value at beginning of period	$19.51	$16.52	$15.73	$15.98	$15.30	$12.86	$11.30	$11.99	$11.20	
Value at end of period	$17.69	$19.51	$16.52	$15.73	$15.98	$15.30	$12.86	$11.30	$11.99	
Number of accumulation units outstanding at end of period	6,026	5,635	62,452	58,598	53,538	51,551	71,016	88,192	68,623	
VOYA SOLUTION 2045 PORTFOLIO (CLASS S2)										
(Funds were first received in this option during April 2010)										
Value at beginning of period	$20.46	$17.08	$16.23	$16.57	$15.81	$12.95	$11.34	$12.11	$11.26	
Value at end of period	$18.16	$20.46	$17.08	$16.23	$16.57	$15.81	$12.95	$11.34	$12.11	
Number of accumulation units outstanding at end of period	2,697	2,434	68,145	64,302	63,437	49,292	65,264	90,907	65,046	
VOYA SOLUTION 2055 PORTFOLIO (CLASS S2)										
(Funds were first received in this option during March 2011)										
Value at beginning of period	$19.65	$16.33	$15.52	$15.84	$15.08	$12.35	$10.82	$11.77		
Value at end of period	$17.37	$19.65	$16.33	$15.52	$15.84	$15.08	$12.35	$10.82		
Number of accumulation units outstanding at end of period	2,064	1,290	7,420	4,687	3,571	1,724	870	268		
VOYA SOLUTION INCOME PORTFOLIO (CLASS S2)										
(Funds were first received in this option during April 2010)										
Value at beginning of period	$14.43	$13.34	$12.92	$13.07	$12.50	$11.82	$10.89	$10.97	$10.50	
Value at end of period	$13.83	$14.43	$13.34	$12.92	$13.07	$12.50	$11.82	$10.89	$10.97	
Number of accumulation units outstanding at end of period	397	240	18,179	22,203	138	2,715	17,302	28,346	32,230	

Condensed Financial Information (continued)

	2018	2017	2016	2015	2014	2013	2012	2011	2010	2009
VY® AMERICAN CENTURY SMALL-MID CAP VALUE PORTFOLIO (CLASS S)										
Value at beginning of period	$33.99	$30.89	$25.15	$25.85	$23.22	$17.85	$15.50	$16.16	$13.38	$9.96
Value at end of period	$28.82	$33.99	$30.89	$25.15	$25.85	$23.22	$17.85	$15.50	$16.16	$13.38
Number of accumulation units outstanding at end of period	307	286	233	0	0	0	0	0	9,179	0
VY® COLUMBIA CONTRARIAN CORE PORTFOLIO (CLASS S)										
(Funds were first received in this option during April 2009)										
Value at beginning of period	$22.24	$18.48	$17.22	$16.89	$15.12	$11.33	$10.20	$10.81	$9.74	$7.43
Value at end of period	$20.04	$22.24	$18.48	$17.22	$16.89	$15.12	$11.33	$10.20	$10.81	$9.74
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	0	739	0	819
VY® COLUMBIA SMALL CAP VALUE II PORTFOLIO (CLASS S)										
Value at beginning of period	$20.70	$18.85	$15.39	$16.02	$15.51	$11.19	$9.90	$10.27	$8.28	$6.71
Value at end of period	$16.85	$20.70	$18.85	$15.39	$16.02	$15.51	$11.19	$9.90	$10.27	$8.28
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	0	0	0	0
VY® PIONEER HIGH YIELD PORTFOLIO (CLASS S)										
Value at beginning of period	$20.91	$19.70	$17.47	$18.53	$18.70	$16.85	$14.70	$14.99	$12.75	$7.73
Value at end of period	$20.10	$20.91	$19.70	$17.47	$18.53	$18.70	$16.85	$14.70	$14.99	$12.75
Number of accumulation units outstanding at end of period	0	0	2,392	1,895	1,619	340	110	0	0	0
VY® T. ROWE PRICE DIVERSIFIED MID CAP GROWTH PORTFOLIO (CLASS S)										
(Funds were first received in this option during February 2013)										
Value at beginning of period	$29.27	$23.75	$22.38	$22.22	$20.11	$16.12				
Value at end of period	$27.98	$29.27	$23.75	$22.38	$22.22	$20.11				
Number of accumulation units outstanding at end of period	11	11	11	11	7,339	6,901				
VY® TEMPLETON FOREIGN EQUITY PORTFOLIO (CLASS S)										
(Funds were first received in this option during November 2013)										
Value at beginning of period	$13.66	$11.31	$11.24	$11.78	$12.77	$12.67				
Value at end of period	$11.48	$13.66	$11.31	$11.24	$11.78	$12.77				
Number of accumulation units outstanding at end of period	0	0	0	41	85	63				

TABLE 22

FOR CONTRACTS WITH A DAILY ASSET CHARGE OF 1.05%

(Selected data for accumulation units outstanding throughout each period)

	2018	2017	2016	2015	2014	2013	2012	2011	2010	2009
ALGER CAPITAL APPRECIATION FUND (CLASS A)										
(Funds were first received in this option during May 2017)										
Value at beginning of period	$27.35	$24.07								
Value at end of period	$26.77	$27.35								
Number of accumulation units outstanding at end of period	510	1								
AMERICAN FUNDS® – CAPITAL WORLD GROWTH AND INCOME FUND℠ (CLASS R-3)										
(Funds were first received in this option during March 2012)										
Value at beginning of period	$22.98	$18.68	$17.78	$18.43	$17.97	$14.58	$13.28			
Value at end of period	$20.33	$22.98	$18.68	$17.78	$18.43	$17.97	$14.58			
Number of accumulation units outstanding at end of period	0	0	0	71	2,545	1,691	1,410			

CFI 70

Condensed Financial Information (continued)

	2018	2017	2016	2015	2014	2013	2012	2011	2010	2009
AMERICAN FUNDS® - FUNDAMENTAL INVESTORS^{SM} (CLASS R-3)										
(Funds were first received in this option during December 2009)										
Value at beginning of period	$19.34	$15.90	$14.32	$14.05	$13.08	$10.08	$8.72	$9.02	$8.01	$7.96
Value at end of period	$17.81	$19.34	$15.90	$14.32	$14.05	$13.08	$10.08	$8.72	$9.02	$8.01
Number of accumulation units outstanding at end of period	918	918	1,975	43	8,318	2,107	2,457	2,251	3,697	1,959
AMERICAN FUNDS® - NEW PERSPECTIVE FUND® (CLASS R-3)										
Value at beginning of period	$27.90	$21.95	$21.85	$21.03	$20.67	$16.52	$13.87	$15.22	$13.69	$10.09
Value at end of period	$25.91	$27.90	$21.95	$21.85	$21.03	$20.67	$16.52	$13.87	$15.22	$13.69
Number of accumulation units outstanding at end of period	86	215	113	512	83	1,856	4,958	1,641	247	0
DODGE & COX INTERNATIONAL STOCK FUND										
(Funds were first received in this option during May 2017)										
Value at beginning of period	$16.16	$14.93								
Value at end of period	$13.05	$16.16								
Number of accumulation units outstanding at end of period	3,334	2,730								
EATON VANCE LARGE-CAP VALUE FUND (CLASS R)										
(Funds were first received in this option during February 2013)										
Value at beginning of period	$23.82	$21.02	$19.44	$19.91	$18.18	$15.00				
Value at end of period	$21.91	$23.82	$21.02	$19.44	$19.91	$18.18				
Number of accumulation units outstanding at end of period	0	0	0	0	433	248				
FRANKLIN MUTUAL GLOBAL DISCOVERY FUND (CLASS R)										
Value at beginning of period	$26.10	$24.13	$21.71	$22.82	$22.01	$17.79	$15.90	$16.59	$15.12	$12.66
Value at end of period	$22.92	$26.10	$24.13	$21.71	$22.82	$22.01	$17.79	$15.90	$16.59	$15.12
Number of accumulation units outstanding at end of period	297	2,530	1,097	659	282	983	3,813	2,758	3,949	3,509
T. ROWE PRICE MID-CAP VALUE FUND (R CLASS)										
Value at beginning of period	$30.67	$27.90	$22.79	$23.96	$22.00	$16.99	$14.43	$15.39	$13.43	$9.29
Value at end of period	$26.98	$30.67	$27.90	$22.79	$23.96	$22.00	$16.99	$14.43	$15.39	$13.43
Number of accumulation units outstanding at end of period	0	0	0	0	0	29	76	0	247	271
VICTORY SYCAMORE SMALL COMPANY OPPORTUNITY FUND (CLASS R)										
(Funds were first received in this option during February 2014)										
Value at beginning of period	$26.45	$24.02	$18.77	$19.14	$18.36					
Value at end of period	$23.87	$26.45	$24.02	$18.77	$19.14					
Number of accumulation units outstanding at end of period	143	140	152	328	323					
VOYA BALANCED PORTFOLIO (CLASS I)										
(Funds were first received in this option during September 2017)										
Value at beginning of period	$17.94	$17.08								
Value at end of period	$16.49	$17.94								
Number of accumulation units outstanding at end of period	0	9								
VOYA GLOBAL BOND PORTFOLIO (CLASS S)										
Value at beginning of period	$13.02	$12.03	$11.47	$12.14	$12.25	$12.93	$12.14	$11.85	$10.36	$8.63
Value at end of period	$12.60	$13.02	$12.03	$11.47	$12.14	$12.25	$12.93	$12.14	$11.85	$10.36
Number of accumulation units outstanding at end of period	1,363	625	0	3,648	119	0	0	2,911	0	0
VOYA GLOBAL REAL ESTATE FUND (CLASS A)										
(Funds were first received in this option during February 2014)										
Value at beginning of period	$22.16	$20.33	$20.52	$21.15	$19.21					
Value at end of period	$19.95	$22.16	$20.33	$20.52	$21.15					
Number of accumulation units outstanding at end of period	0	0	0	0	805					
VOYA INDEX SOLUTION 2025 PORTFOLIO (CLASS S2)										
(Funds were first received in this option during April 2010)										
Value at beginning of period	$17.54	$15.50	$14.67	$15.07	$14.43	$12.48	$11.17	$11.49	$10.93	
Value at end of period	$16.44	$17.54	$15.50	$14.67	$15.07	$14.43	$12.48	$11.17	$11.49	
Number of accumulation units outstanding at end of period	1,118	942	733	537	2,589	1,379	214	9,890	19,061	

Condensed Financial Information (continued)

	2018	2017	2016	2015	2014	2013	2012	2011	2010	2009
VOYA INDEX SOLUTION 2035 PORTFOLIO (CLASS S2)										
(Funds were first received in this option during April 2010)										
Value at beginning of period	$19.41	$16.61	$15.59	$16.04	$15.32	$12.72	$11.17	$11.69	$11.08	
Value at end of period	$17.84	$19.41	$16.61	$15.59	$16.04	$15.32	$12.72	$11.17	$11.69	
Number of accumulation units outstanding at end of period	461	462	300	60	1,719	1,408	0	9,647	14,267	
VOYA INDEX SOLUTION 2045 PORTFOLIO (CLASS S2)										
(Funds were first received in this option during April 2010)										
Value at beginning of period	$20.37	$17.16	$16.07	$16.57	$15.81	$12.90	$11.27	$11.90	$11.22	
Value at end of period	$18.44	$20.37	$17.16	$16.07	$16.57	$15.81	$12.90	$11.27	$11.90	
Number of accumulation units outstanding at end of period	772	583	291	43	0	0	0	3,297	7,659	
VOYA INDEX SOLUTION 2055 PORTFOLIO (CLASS S2)										
(Funds were first received in this option during June 2014)										
Value at beginning of period	$19.78	$16.59	$15.57	$16.06	$15.95					
Value at end of period	$17.86	$19.78	$16.59	$15.57	$16.06					
Number of accumulation units outstanding at end of period	122	89	53	12	140					
VOYA INDEX SOLUTION INCOME PORTFOLIO (CLASS S2)										
(Funds were first received in this option during April 2010)										
Value at beginning of period	$14.21	$13.18	$12.71	$13.01	$12.43	$11.67	$10.88	$10.73	$10.37	
Value at end of period	$13.58	$14.21	$13.18	$12.71	$13.01	$12.43	$11.67	$10.88	$10.73	
Number of accumulation units outstanding at end of period	409	682	512	264	7	7	0	3,789	3,638	
VOYA LARGE CAP GROWTH PORTFOLIO (CLASS S)										
(Funds were first received in this option during July 2014)										
Value at beginning of period	$24.00	$18.74	$18.26	$17.39	$16.38					
Value at end of period	$23.33	$24.00	$18.74	$18.26	$17.39					
Number of accumulation units outstanding at end of period	308	301	327	0	2,397					
VOYA LARGE CAP VALUE FUND (CLASS A)										
(Funds were first received in this option during January 2017)										
Value at beginning of period	$15.53	$13.94								
Value at end of period	$14.12	$15.53								
Number of accumulation units outstanding at end of period	12	3,641								
VOYA RUSSELL™ LARGE CAP GROWTH INDEX PORTFOLIO (CLASS S)										
(Funds were first received in this option during June 2010)										
Value at beginning of period	$34.18	$26.38	$25.08	$23.60	$21.15	$16.23	$14.36	$13.96	$11.77	
Value at end of period	$33.41	$34.18	$26.38	$25.08	$23.60	$21.15	$16.23	$14.36	$13.96	
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	0	0	84	
VOYA RUSSELL™ LARGE CAP INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during May 2017)										
Value at beginning of period	$20.18	$17.73								
Value at end of period	$19.23	$20.18								
Number of accumulation units outstanding at end of period	1,053	52								
VOYA SMALL COMPANY PORTFOLIO (CLASS I)										
Value at beginning of period	$32.34	$29.36	$23.84	$24.28	$23.03	$16.89	$14.91	$15.45	$12.55	$9.94
Value at end of period	$26.93	$32.34	$29.36	$23.84	$24.28	$23.03	$16.89	$14.91	$15.45	$12.55
Number of accumulation units outstanding at end of period	200	318	755	1,396	484	168	1,002	1,079	2,303	951
VOYA SOLUTION 2025 PORTFOLIO (CLASS S2)										
(Funds were first received in this option during April 2010)										
Value at beginning of period	$17.83	$15.66	$14.96	$15.16	$14.53	$12.65	$11.28	$11.78	$11.05	
Value at end of period	$16.61	$17.83	$15.66	$14.96	$15.16	$14.53	$12.65	$11.28	$11.78	
Number of accumulation units outstanding at end of period	0	446	15,382	25,322	9,222	22,095	25,932	19,974	7,177	

Condensed Financial Information (continued)

	2018	2017	2016	2015	2014	2013	2012	2011	2010	2009
VOYA SOLUTION 2035 PORTFOLIO (CLASS S2)										
(Funds were first received in this option during April 2010)										
Value at beginning of period	$19.43	$16.46	$15.68	$15.94	$15.27	$12.84	$11.29	$11.98	$11.20	
Value at end of period	$17.61	$19.43	$16.46	$15.68	$15.94	$15.27	$12.84	$11.29	$11.98	
Number of accumulation units outstanding at end of period	0	5,064	14,493	20,393	5,392	10,752	42,193	7,540	4,297	
VOYA SOLUTION 2045 PORTFOLIO (CLASS S2)										
(Funds were first received in this option during April 2010)										
Value at beginning of period	$20.38	$17.02	$16.18	$16.53	$15.78	$12.93	$11.33	$12.10	$11.26	
Value at end of period	$18.08	$20.38	$17.02	$16.18	$16.53	$15.78	$12.93	$11.33	$12.10	
Number of accumulation units outstanding at end of period	0	3,658	6,569	10,151	3,590	4,933	16,914	5,188	2,440	
VOYA SOLUTION 2055 PORTFOLIO (CLASS S2)										
(Funds were first received in this option during May 2011)										
Value at beginning of period	$19.57	$16.27	$15.48	$15.81	$15.05	$12.33	$10.81	$12.14		
Value at end of period	$17.30	$19.57	$16.27	$15.48	$15.81	$15.05	$12.33	$10.81		
Number of accumulation units outstanding at end of period	0	1,215	903	1,598	2,018	1,448	464	499		
VOYA SOLUTION INCOME PORTFOLIO (CLASS S2)										
(Funds were first received in this option during May 2011)										
Value at beginning of period	$14.37	$13.30	$12.89	$13.04	$12.48	$11.80	$10.88	$11.33		
Value at end of period	$13.77	$14.37	$13.30	$12.89	$13.04	$12.48	$11.80	$10.88		
Number of accumulation units outstanding at end of period	4	762	1,557	12,095	108	6	10,382	856		
VOYA STRATEGIC ALLOCATION CONSERVATIVE PORTFOLIO (CLASS I)										
(Funds were first received in this option during November 2017)										
Value at beginning of period	$17.07	$16.87								
Value at end of period	$16.18	$17.07								
Number of accumulation units outstanding at end of period	0	9								
VOYA STRATEGIC ALLOCATION GROWTH PORTFOLIO (CLASS I)										
(Funds were first received in this option during November 2017)										
Value at beginning of period	$19.27	$18.82								
Value at end of period	$17.45	$19.27								
Number of accumulation units outstanding at end of period	0	199								
VOYA STRATEGIC ALLOCATION MODERATE PORTFOLIO (CLASS I)										
(Funds were first received in this option during October 2018)										
Value at beginning of period	$17.92									
Value at end of period	$16.89									
Number of accumulation units outstanding at end of period	28									
VOYA U.S. BOND INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during July 2017)										
Value at beginning of period	$12.37	$12.37								
Value at end of period	$12.17	$12.37								
Number of accumulation units outstanding at end of period	0	10								
VY® COLUMBIA SMALL CAP VALUE II PORTFOLIO (CLASS S)										
(Funds were first received in this option during March 2014)										
Value at beginning of period	$20.58	$18.75	$15.32	$15.95	$15.83					
Value at end of period	$16.75	$20.58	$18.75	$15.32	$15.95					
Number of accumulation units outstanding at end of period	0	539	538	541	25					
VY® INVESCO EQUITY AND INCOME PORTFOLIO (CLASS S)										
(Funds were first received in this option during July 2014)										
Value at beginning of period	$12.74	$11.64	$10.23	$10.58	$10.43					
Value at end of period	$11.39	$12.74	$11.64	$10.23	$10.58					
Number of accumulation units outstanding at end of period	0	0	0	0	2,844					

Condensed Financial Information (continued)

	2018	2017	2016	2015	2014	2013	2012	2011	2010	2009
VY® JPMORGAN MID CAP VALUE PORTFOLIO (CLASS S)										
Value at beginning of period	$31.86	$28.31	$24.94	$25.99	$22.84	$17.55	$14.78	$14.67	$12.05	$9.69
Value at end of period	$27.68	$31.86	$28.31	$24.94	$25.99	$22.84	$17.55	$14.78	$14.67	$12.05
Number of accumulation units outstanding at end of period	226	1,703	1,888	1,853	1,883	1,302	340	68	1,966	715
VY® T. ROWE PRICE DIVERSIFIED MID CAP GROWTH PORTFOLIO (CLASS I)										
Value at beginning of period	$26.56	$21.51	$20.23	$20.04	$18.11	$13.54	$11.78	$12.36	$9.72	$6.71
Value at end of period	$25.43	$26.56	$21.51	$20.23	$20.04	$18.11	$13.54	$11.78	$12.36	$9.72
Number of accumulation units outstanding at end of period	0	116	116	204	238	204	1,788	2,159	0	0
VY® T. ROWE PRICE DIVERSIFIED MID CAP GROWTH PORTFOLIO (CLASS S)										
(Funds were first received in this option during June 2011)										
Value at beginning of period	$29.06	$23.60	$22.25	$22.10	$20.01	$15.00	$13.09	$14.26		
Value at end of period	$27.77	$29.06	$23.60	$22.25	$22.10	$20.01	$15.00	$13.09		
Number of accumulation units outstanding at end of period	242	235	256	0	0	0	46	42		
VY® TEMPLETON FOREIGN EQUITY PORTFOLIO (CLASS S)										
(Funds were first received in this option during July 2014)										
Value at beginning of period	$13.58	$11.25	$11.19	$11.73	$12.77					
Value at end of period	$11.41	$13.58	$11.25	$11.19	$11.73					
Number of accumulation units outstanding at end of period	0	0	0	432	378					

TABLE 23

FOR CONTRACTS WITH A DAILY ASSET CHARGE OF 1.10%

(Selected data for accumulation units outstanding throughout each period)

	2018	2017	2016	2015	2014	2013	2012	2011	2010	2009
AMERICAN FUNDS® - FUNDAMENTAL INVESTORS[SM] (CLASS R-3)										
(Funds were first received in this option during May 2009)										
Value at beginning of period	$19.25	$15.83	$14.27	$14.00	$13.04	$10.06	$8.71	$9.00	$8.01	$6.48
Value at end of period	$17.71	$19.25	$15.83	$14.27	$14.00	$13.04	$10.06	$8.71	$9.00	$8.01
Number of accumulation units outstanding at end of period	0	1,327	2,312	5,146	4,999	4,828	5,202	6,871	1,808	485
COLUMBIA LARGE CAP VALUE FUND (ADVISOR CLASS)										
(Funds were first received in this option during January 2009)										
Value at beginning of period	$17.23	$14.90	$13.11	$13.53	$12.23	$9.43	$8.31	$8.89	$7.74	$6.24
Value at end of period	$15.18	$17.23	$14.90	$13.11	$13.53	$12.23	$9.43	$8.31	$8.89	$7.74
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	0	0	0	4,188
EATON VANCE LARGE-CAP VALUE FUND (CLASS R)										
(Funds were first received in this option during July 2010)										
Value at beginning of period	$23.72	$20.94	$19.38	$19.86	$18.13	$14.21	$12.44	$13.20	$11.04	
Value at end of period	$21.80	$23.72	$20.94	$19.38	$19.86	$18.13	$14.21	$12.44	$13.20	
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	0	0	13	
FIDELITY® VIP GROWTH PORTFOLIO (INITIAL CLASS)										
(Funds were first received in this option during March 2017)										
Value at beginning of period	$24.82	$20.51								
Value at end of period	$24.41	$24.82								
Number of accumulation units outstanding at end of period	3,010	1,071								

Condensed Financial Information (continued)

	2018	2017	2016	2015	2014	2013	2012	2011	2010	2009
FIDELITY ADVISOR® NEW INSIGHTS FUND (CLASS I)										
(Funds were first received in this option during April 2017)										
Value at beginning of period	$25.77	$21.98								
Value at end of period	$24.33	$25.77								
Number of accumulation units outstanding at end of period	0	623								
ROYCE TOTAL RETURN FUND (SERVICE CLASS)										
(Funds were first received in this option during April 2018)										
Value at beginning of period	$9.99									
Value at end of period	$8.77									
Number of accumulation units outstanding at end of period	375									
T. ROWE PRICE MID-CAP VALUE FUND (R CLASS)										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$30.45	$27.72	$22.65	$23.83	$21.90	$16.91	$14.37	$15.34	$13.39	$12.19
Value at end of period	$26.78	$30.45	$27.72	$22.65	$23.83	$21.90	$16.91	$14.37	$15.34	$13.39
Number of accumulation units outstanding at end of period	0	0	0	0	0	605	775	421	368	374
VOYA GLOBAL BOND PORTFOLIO (CLASS S)										
(Funds were first received in this option during June 2009)										
Value at beginning of period	$12.95	$11.98	$11.42	$12.09	$12.21	$12.89	$12.11	$11.83	$10.35	$9.09
Value at end of period	$12.53	$12.95	$11.98	$11.42	$12.09	$12.21	$12.89	$12.11	$11.83	$10.35
Number of accumulation units outstanding at end of period	0	1,276	2,276	723	1,063	3,039	5,015	4,506	4,788	2,501
VOYA GLOBAL EQUITY PORTFOLIO (CLASS I)										
(Funds were first received in this option during March 2015)										
Value at beginning of period	$11.99	$9.80	$9.34	$10.02						
Value at end of period	$10.81	$11.99	$9.80	$9.34						
Number of accumulation units outstanding at end of period	188	166	142	114						
VOYA GOVERNMENT MONEY MARKET PORTFOLIO (CLASS I)										
(Funds were first received in this option during October 2017)										
Value at beginning of period	$9.57	$9.58								
Value at end of period	$9.56	$9.57								
Number of accumulation units outstanding at end of period	75	76								
VOYA INDEX SOLUTION 2025 PORTFOLIO (CLASS S2)										
(Funds were first received in this option during October 2011)										
Value at beginning of period	$17.47	$15.44	$14.63	$15.04	$14.41	$12.46	$11.16	$11.29		
Value at end of period	$16.37	$17.47	$15.44	$14.63	$15.04	$14.41	$12.46	$11.16		
Number of accumulation units outstanding at end of period	9,298	32,035	30,687	4,791	4,781	1,245	17,122	17,741		
VOYA INDEX SOLUTION 2035 PORTFOLIO (CLASS S2)										
(Funds were first received in this option during April 2010)										
Value at beginning of period	$19.34	$16.55	$15.54	$16.00	$15.29	$12.70	$11.16	$11.69	$11.07	
Value at end of period	$17.76	$19.34	$16.55	$15.54	$16.00	$15.29	$12.70	$11.16	$11.69	
Number of accumulation units outstanding at end of period	2,507	9,617	10,095	927	8,995	8,060	14,585	19,601	390	
VOYA INDEX SOLUTION 2045 PORTFOLIO (CLASS S2)										
(Funds were first received in this option during April 2010)										
Value at beginning of period	$20.29	$17.10	$16.03	$16.53	$15.78	$12.88	$11.26	$11.90	$11.22	
Value at end of period	$18.36	$20.29	$17.10	$16.03	$16.53	$15.78	$12.88	$11.26	$11.90	
Number of accumulation units outstanding at end of period	1,329	1,536	1,908	799	594	387	461	3,331	300	
VOYA INDEX SOLUTION 2055 PORTFOLIO (CLASS S2)										
(Funds were first received in this option during October 2011)										
Value at beginning of period	$19.71	$16.54	$15.52	$16.02	$15.26	$12.45	$10.88	$11.08		
Value at end of period	$17.78	$19.71	$16.54	$15.52	$16.02	$15.26	$12.45	$10.88		
Number of accumulation units outstanding at end of period	0	88	54	0	0	0	0	451		

Condensed Financial Information (continued)

	2018	2017	2016	2015	2014	2013	2012	2011	2010	2009
VOYA INDEX SOLUTION INCOME PORTFOLIO (CLASS S2)										
(Funds were first received in this option during August 2015)										
Value at beginning of period	$14.15	$13.14	$12.68	$12.99						
Value at end of period	$13.52	$14.15	$13.14	$12.68						
Number of accumulation units outstanding at end of period	3,823	7,628	11,692	4,296						
VOYA LARGE CAP GROWTH PORTFOLIO (CLASS S)										
(Funds were first received in this option during July 2014)										
Value at beginning of period	$23.91	$18.68	$18.21	$17.36	$16.35					
Value at end of period	$23.24	$23.91	$18.68	$18.21	$17.36					
Number of accumulation units outstanding at end of period	613	610	606	572	572					
VOYA MULTI-MANAGER INTERNATIONAL SMALL CAP FUND (CLASS A)										
Value at beginning of period	$26.41	$19.79	$20.16	$18.88	$20.33	$15.99	$13.45	$16.52	$13.41	$9.32
Value at end of period	$20.36	$26.41	$19.79	$20.16	$18.88	$20.33	$15.99	$13.45	$16.52	$13.41
Number of accumulation units outstanding at end of period	0	0	0	0	0	1,201	1,654	840	74	0
VOYA RUSSELL™ LARGE CAP GROWTH INDEX PORTFOLIO (CLASS S)										
(Funds were first received in this option during October 2010)										
Value at beginning of period	$34.03	$26.28	$24.99	$23.54	$21.10	$16.20	$14.34	$13.95	$12.89	
Value at end of period	$33.25	$34.03	$26.28	$24.99	$23.54	$21.10	$16.20	$14.34	$13.95	
Number of accumulation units outstanding at end of period	556	311	161	150	243	0	0	1,046	140	
VOYA RUSSELL™ LARGE CAP VALUE INDEX PORTFOLIO (CLASS S)										
(Funds were first received in this option during July 2009)										
Value at beginning of period	$26.03	$23.25	$20.39	$21.42	$19.30	$14.84	$12.94	$13.01	$11.84	$10.06
Value at end of period	$23.98	$26.03	$23.25	$20.39	$21.42	$19.30	$14.84	$12.94	$13.01	$11.84
Number of accumulation units outstanding at end of period	621	165	155	138	106	26	4,890	4,504	3,932	4,723
VOYA SMALLCAP OPPORTUNITIES PORTFOLIO (CLASS I)										
(Funds were first received in this option during April 2017)										
Value at beginning of period	$34.94	$31.20								
Value at end of period	$29.01	$34.94								
Number of accumulation units outstanding at end of period	64	64								
VOYA SMALL COMPANY PORTFOLIO (CLASS I)										
Value at beginning of period	$32.11	$29.17	$23.69	$24.15	$22.91	$16.82	$14.85	$15.40	$12.51	$9.92
Value at end of period	$26.73	$32.11	$29.17	$23.69	$24.15	$22.91	$16.82	$14.85	$15.40	$12.51
Number of accumulation units outstanding at end of period	123	687	1,197	484	570	338	431	535	66	33
VOYA SOLUTION 2025 PORTFOLIO (CLASS S2)										
(Funds were first received in this option during April 2010)										
Value at beginning of period	$17.76	$15.60	$14.92	$15.12	$14.50	$12.63	$11.27	$11.78	$11.04	
Value at end of period	$16.53	$17.76	$15.60	$14.92	$15.12	$14.50	$12.63	$11.27	$11.78	
Number of accumulation units outstanding at end of period	12,974	13,383	18,919	5,101	9,174	12,448	11,218	54,416	66,377	
VOYA SOLUTION 2035 PORTFOLIO (CLASS S2)										
(Funds were first received in this option during April 2010)										
Value at beginning of period	$19.36	$16.41	$15.63	$15.91	$15.24	$12.83	$11.28	$11.98	$11.20	
Value at end of period	$17.53	$19.36	$16.41	$15.63	$15.91	$15.24	$12.83	$11.28	$11.98	
Number of accumulation units outstanding at end of period	17,105	17,018	22,701	15,695	8,806	10,491	9,383	76,157	57,032	
VOYA SOLUTION 2045 PORTFOLIO (CLASS S2)										
(Funds were first received in this option during April 2010)										
Value at beginning of period	$20.30	$16.96	$16.13	$16.49	$15.75	$12.92	$11.32	$12.10	$11.25	
Value at end of period	$18.00	$20.30	$16.96	$16.13	$16.49	$15.75	$12.92	$11.32	$12.10	
Number of accumulation units outstanding at end of period	5,262	4,903	7,317	6,299	1,436	1,566	1,395	34,417	27,319	

Condensed Financial Information (continued)

	2018	2017	2016	2015	2014	2013	2012	2011	2010	2009
VOYA SOLUTION 2055 PORTFOLIO (CLASS S2)										
(Funds were first received in this option during June 2011)										
Value at beginning of period	$19.50	$16.22	$15.44	$15.77	$15.02	$12.31	$10.80	$11.76		
Value at end of period	$17.22	$19.50	$16.22	$15.44	$15.77	$15.02	$12.31	$10.80		
Number of accumulation units outstanding at end of period	0	242	104	0	114	0	0	57		
VOYA SOLUTION INCOME PORTFOLIO (CLASS S2)										
(Funds were first received in this option during April 2010)										
Value at beginning of period	$14.32	$13.25	$12.85	$13.01	$12.45	$11.78	$10.87	$10.96	$10.49	
Value at end of period	$13.71	$14.32	$13.25	$12.85	$13.01	$12.45	$11.78	$10.87	$10.96	
Number of accumulation units outstanding at end of period	3,674	3,594	3,489	870	60	0	0	17,995	9,865	
VY® AMERICAN CENTURY SMALL-MID CAP VALUE PORTFOLIO (CLASS S)										
(Funds were first received in this option during January 2010)										
Value at beginning of period	$33.52	$30.50	$24.85	$25.57	$22.99	$17.69	$15.38	$16.05	$13.30	
Value at end of period	$28.40	$33.52	$30.50	$24.85	$25.57	$22.99	$17.69	$15.38	$16.05	
Number of accumulation units outstanding at end of period	0	0	492	275	275	62	223	24	200	
VY® COLUMBIA CONTRARIAN CORE PORTFOLIO (CLASS S)										
Value at beginning of period	$21.94	$18.24	$17.01	$16.70	$14.97	$11.23	$10.12	$10.73	$9.68	$7.44
Value at end of period	$19.74	$21.94	$18.24	$17.01	$16.70	$14.97	$11.23	$10.12	$10.73	$9.68
Number of accumulation units outstanding at end of period	489	3,348	3,272	3,065	228	0	0	1,314	6,410	2,446
VY® COLUMBIA SMALL CAP VALUE II PORTFOLIO (CLASS S)										
(Funds were first received in this option during November 2009)										
Value at beginning of period	$20.46	$18.65	$15.24	$15.88	$15.39	$11.12	$9.84	$10.23	$8.25	$7.83
Value at end of period	$16.64	$20.46	$18.65	$15.24	$15.88	$15.39	$11.12	$9.84	$10.23	$8.25
Number of accumulation units outstanding at end of period	62	310	322	0	47	0	186	170	0	7
VY® PIONEER HIGH YIELD PORTFOLIO (CLASS S)										
Value at beginning of period	$20.67	$19.49	$17.30	$18.37	$18.56	$16.74	$14.61	$14.92	$12.70	$7.71
Value at end of period	$19.84	$20.67	$19.49	$17.30	$18.37	$18.56	$16.74	$14.61	$14.92	$12.70
Number of accumulation units outstanding at end of period	0	230	232	0	0	0	499	514	441	0
VY® TEMPLETON FOREIGN EQUITY PORTFOLIO (CLASS S)										
Value at beginning of period	$13.51	$11.19	$11.14	$11.67	$12.68	$10.68	$9.11	$10.49	$9.76	$7.49
Value at end of period	$11.33	$13.51	$11.19	$11.14	$11.67	$12.68	$10.68	$9.11	$10.49	$9.76
Number of accumulation units outstanding at end of period	142	67	414	378	0	1,372	1,370	852	880	702

TABLE 24
FOR CONTRACTS WITH A DAILY ASSET CHARGE OF 1.15%
(Selected data for accumulation units outstanding throughout each period)

	2018	2017	2016	2015	2014	2013	2012	2011	2010	2009
AMERICAN FUNDS® - CAPITAL WORLD GROWTH AND INCOME FUND℠ (CLASS R-3)										
(Funds were first received in this option during May 2011)										
Value at beginning of period	$22.78	$18.54	$17.67	$18.33	$17.88	$14.53	$12.37	$14.18		
Value at end of period	$20.14	$22.78	$18.54	$17.67	$18.33	$17.88	$14.53	$12.37		
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	3,655	3,501		

Condensed Financial Information (continued)

	2018	2017	2016	2015	2014	2013	2012	2011	2010	2009
AMERICAN FUNDS® - FUNDAMENTAL INVESTORS℠ (CLASS R-3)										
(Funds were first received in this option during July 2010)										
Value at beginning of period	$19.15	$15.76	$14.21	$13.96	$13.00	$10.03	$8.69	$8.99	$7.88	
Value at end of period	$17.62	$19.15	$15.76	$14.21	$13.96	$13.00	$10.03	$8.69	$8.99	
Number of accumulation units outstanding at end of period	0	0	1,943	1,471	75	2,548	523	0	357	
AMERICAN FUNDS® - NEW PERSPECTIVE FUND® (CLASS R-3)										
Value at beginning of period	$27.52	$21.67	$21.60	$20.80	$20.46	$16.37	$13.76	$15.11	$13.61	$10.04
Value at end of period	$25.53	$27.52	$21.67	$21.60	$20.80	$20.46	$16.37	$13.76	$15.11	$13.61
Number of accumulation units outstanding at end of period	5	0	1,390	1,331	1,168	1,167	971	2,039	123	19
AMERICAN FUNDS® - THE INCOME FUND OF AMERICA® (CLASS R-3)										
Value at beginning of period	$21.62	$19.36	$17.78	$18.32	$17.16	$14.74	$13.36	$12.85	$11.65	$9.50
Value at end of period	$20.20	$21.62	$19.36	$17.78	$18.32	$17.16	$14.74	$13.36	$12.85	$11.65
Number of accumulation units outstanding at end of period	25	25	303	399	684	47	120	2,254	223	616
FIDELITY® VIP EQUITY-INCOME PORTFOLIO (INITIAL CLASS)										
(Funds were first received in this option during May 2017)										
Value at beginning of period	$20.81	$18.94								
Value at end of period	$18.79	$20.81								
Number of accumulation units outstanding at end of period	132	117								
VICTORY SYCAMORE SMALL COMPANY OPPORTUNITY FUND (CLASS R)										
(Funds were first received in this option during December 2012)										
Value at beginning of period	$26.24	$23.86	$18.66	$19.05	$18.15	$13.85	$13.78			
Value at end of period	$23.66	$26.24	$23.86	$18.66	$19.05	$18.15	$13.85			
Number of accumulation units outstanding at end of period	0	0	256	159	32	672	603			
VOYA GLOBAL BOND PORTFOLIO (CLASS S)										
Value at beginning of period	$12.88	$11.92	$11.37	$12.05	$12.17	$12.86	$12.08	$11.81	$10.34	$8.62
Value at end of period	$12.46	$12.88	$11.92	$11.37	$12.05	$12.17	$12.86	$12.08	$11.81	$10.34
Number of accumulation units outstanding at end of period	0	0	1,033	953	1,208	1,184	985	0	29	0
VOYA HIGH YIELD PORTFOLIO (CLASS S)										
(Funds were first received in this option during October 2018)										
Value at beginning of period	$18.85									
Value at end of period	$18.18									
Number of accumulation units outstanding at end of period	1									
VOYA INDEX PLUS SMALLCAP PORTFOLIO (CLASS I)										
(Funds were first received in this option during May 2017)										
Value at beginning of period	$25.48	$23.04								
Value at end of period	$21.98	$25.48								
Number of accumulation units outstanding at end of period	239	230								
VOYA INDEX SOLUTION 2025 PORTFOLIO (CLASS S2)										
(Funds were first received in this option during August 2012)										
Value at beginning of period	$17.40	$15.39	$14.59	$15.00	$14.38	$12.45	$12.02			
Value at end of period	$16.29	$17.40	$15.39	$14.59	$15.00	$14.38	$12.45			
Number of accumulation units outstanding at end of period	1,886	2,685	0	0	0	9	237			
VOYA INDEX SOLUTION 2035 PORTFOLIO (CLASS S2)										
(Funds were first received in this option during December 2012)										
Value at beginning of period	$19.26	$16.49	$15.50	$15.96	$15.26	$12.68	$12.64			
Value at end of period	$17.68	$19.26	$16.49	$15.50	$15.96	$15.26	$12.68			
Number of accumulation units outstanding at end of period	635	1,772	0	0	0	437	5			
VOYA INDEX SOLUTION 2045 PORTFOLIO (CLASS S2)										
(Funds were first received in this option during May 2011)										
Value at beginning of period	$20.21	$17.04	$15.98	$16.49	$15.75	$12.86	$11.25	$12.47		
Value at end of period	$18.28	$20.21	$17.04	$15.98	$16.49	$15.75	$12.86	$11.25		
Number of accumulation units outstanding at end of period	2,926	2,736	136	89	0	1,730	1,510	790		

	2018	2017	2016	2015	2014	2013	2012	2011	2010	2009
VOYA INDEX SOLUTION 2055 PORTFOLIO (CLASS S2)										
(Funds were first received in this option during May 2011)										
Value at beginning of period	$19.63	$16.48	$15.48	$15.98	$15.23	$12.43	$10.87	$12.05		
Value at end of period	$17.71	$19.63	$16.48	$15.48	$15.98	$15.23	$12.43	$10.87		
Number of accumulation units outstanding at end of period	0	0	2,096	635	30	536	1,715	1,357		
VOYA INDEX SOLUTION INCOME PORTFOLIO (CLASS S2)										
(Funds were first received in this option during December 2012)										
Value at beginning of period	$14.10	$13.09	$12.64	$12.95	$12.38	$11.64	$11.61			
Value at end of period	$13.46	$14.10	$13.09	$12.64	$12.95	$12.38	$11.64			
Number of accumulation units outstanding at end of period	0	0	0	0	0	15	8			
VOYA LARGE CAP GROWTH PORTFOLIO (CLASS S)										
(Funds were first received in this option during September 2015)										
Value at beginning of period	$23.83	$18.62	$18.17	$16.75						
Value at end of period	$23.14	$23.83	$18.62	$18.17						
Number of accumulation units outstanding at end of period	0	0	1,041	1,684						
VOYA LARGE CAP VALUE FUND (CLASS A)										
(Funds were first received in this option during March 2015)										
Value at beginning of period	$15.46	$13.80	$12.32	$13.14						
Value at end of period	$14.03	$15.46	$13.80	$12.32						
Number of accumulation units outstanding at end of period	0	0	0	2						
VOYA MULTI-MANAGER INTERNATIONAL SMALL CAP FUND (CLASS A)										
Value at beginning of period	$26.23	$19.66	$20.04	$18.77	$20.23	$15.92	$13.40	$16.46	$13.37	$9.30
Value at end of period	$20.21	$26.23	$19.66	$20.04	$18.77	$20.23	$15.92	$13.40	$16.46	$13.37
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	0	0	0	1,048
VOYA SMALL COMPANY PORTFOLIO (CLASS I)										
Value at beginning of period	$31.89	$28.99	$23.55	$24.01	$22.80	$16.74	$14.79	$15.34	$12.48	$9.89
Value at end of period	$26.53	$31.89	$28.99	$23.55	$24.01	$22.80	$16.74	$14.79	$15.34	$12.48
Number of accumulation units outstanding at end of period	0	0	0	132	0	127	0	0	5	8,645
VOYA SOLUTION 2025 PORTFOLIO (CLASS S2)										
(Funds were first received in this option during April 2010)										
Value at beginning of period	$17.69	$15.55	$14.87	$15.08	$14.47	$12.61	$11.26	$11.77	$11.04	
Value at end of period	$16.46	$17.69	$15.55	$14.87	$15.08	$14.47	$12.61	$11.26	$11.77	
Number of accumulation units outstanding at end of period	4,150	3,639	2,657	8,252	5,909	7,702	3,074	27,331	55,388	
VOYA SOLUTION 2035 PORTFOLIO (CLASS S2)										
(Funds were first received in this option during April 2010)										
Value at beginning of period	$19.28	$16.35	$15.59	$15.87	$15.21	$12.81	$11.27	$11.97	$11.20	
Value at end of period	$17.45	$19.28	$16.35	$15.59	$15.87	$15.21	$12.81	$11.27	$11.97	
Number of accumulation units outstanding at end of period	5,443	4,813	1,529	5,707	361	7,148	1,517	15,789	15,418	
VOYA SOLUTION 2045 PORTFOLIO (CLASS S2)										
(Funds were first received in this option during April 2010)										
Value at beginning of period	$20.22	$16.90	$16.09	$16.45	$15.72	$12.90	$11.31	$12.09	$11.25	
Value at end of period	$17.92	$20.22	$16.90	$16.09	$16.45	$15.72	$12.90	$11.31	$12.09	
Number of accumulation units outstanding at end of period	1,154	944	2,842	629	0	740	2,059	10,143	12,517	
VOYA SOLUTION 2055 PORTFOLIO (CLASS S2)										
(Funds were first received in this option during November 2013)										
Value at beginning of period	$19.42	$16.17	$15.39	$15.73	$15.00	$14.70				
Value at end of period	$17.15	$19.42	$16.17	$15.39	$15.73	$15.00				
Number of accumulation units outstanding at end of period	1,699	1,269	0	147	0	83				

Condensed Financial Information (continued)

	2018	2017	2016	2015	2014	2013	2012	2011	2010	2009
VOYA SOLUTION INCOME PORTFOLIO (CLASS S2)										
(Funds were first received in this option during April 2010)										
Value at beginning of period	$14.26	$13.21	$12.81	$12.98	$12.43	$11.77	$10.86	$10.96	$10.49	
Value at end of period	$13.64	$14.26	$13.21	$12.81	$12.98	$12.43	$11.77	$10.86	$10.96	
Number of accumulation units outstanding at end of period	1,511	1,832	148	2,436	0	53	1,605	2,000	4,328	
VY® AMERICAN CENTURY SMALL-MID CAP VALUE PORTFOLIO (CLASS S)										
(Funds were first received in this option during May 2011)										
Value at beginning of period	$33.29	$30.30	$24.71	$25.43	$22.88	$17.62	$15.31	$16.56		
Value at end of period	$28.18	$33.29	$30.30	$24.71	$25.43	$22.88	$17.62	$15.31		
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	956	919		
VY® BARON GROWTH PORTFOLIO (CLASS S)										
Value at beginning of period	$31.33	$24.72	$23.74	$25.28	$24.51	$17.86	$15.10	$14.94	$11.95	$8.94
Value at end of period	$30.38	$31.33	$24.72	$23.74	$25.28	$24.51	$17.86	$15.10	$14.94	$11.95
Number of accumulation units outstanding at end of period	448	447	2,813	1,699	1,209	3,355	3,265	2,404	766	3,538
VY® COLUMBIA SMALL CAP VALUE II PORTFOLIO (CLASS S)										
Value at beginning of period	$20.34	$18.55	$15.17	$15.81	$15.33	$11.08	$9.81	$10.20	$8.24	$6.68
Value at end of period	$16.54	$20.34	$18.55	$15.17	$15.81	$15.33	$11.08	$9.81	$10.20	$8.24
Number of accumulation units outstanding at end of period	0	0	0	63	0	46	0	0	0	4
VY® INVESCO EQUITY AND INCOME PORTFOLIO (CLASS S)										
(Funds were first received in this option during May 2017)										
Value at beginning of period	$12.70	$11.78								
Value at end of period	$11.34	$12.70								
Number of accumulation units outstanding at end of period	205	181								
VY® JPMORGAN MID CAP VALUE PORTFOLIO (CLASS S)										
Value at beginning of period	$31.42	$27.94	$24.64	$25.71	$22.62	$17.39	$14.66	$14.56	$11.98	$9.65
Value at end of period	$27.27	$31.42	$27.94	$24.64	$25.71	$22.62	$17.39	$14.66	$14.56	$11.98
Number of accumulation units outstanding at end of period	25	17	1,338	965	283	1,945	3,237	1,490	57	1,377
VY® PIONEER HIGH YIELD PORTFOLIO (CLASS S)										
Value at beginning of period	$20.55	$19.39	$17.22	$18.29	$18.49	$16.69	$14.57	$14.88	$12.68	$7.70
Value at end of period	$19.72	$20.55	$19.39	$17.22	$18.29	$18.49	$16.69	$14.57	$14.88	$12.68
Number of accumulation units outstanding at end of period	0	0	944	833	5	969	497	625	0	0
VY® T. ROWE PRICE EQUITY INCOME PORTFOLIO (CLASS S)										
(Funds were first received in this option during October 2018)										
Value at beginning of period	$22.07									
Value at end of period	$20.83									
Number of accumulation units outstanding at end of period	5									
VY® TEMPLETON FOREIGN EQUITY PORTFOLIO (CLASS S)										
Value at beginning of period	$13.43	$11.13	$11.08	$11.62	$12.63	$10.65	$9.08	$10.46	$9.75	$7.48
Value at end of period	$11.26	$13.43	$11.13	$11.08	$11.62	$12.63	$10.65	$9.08	$10.46	$9.75
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	0	0	0	0

Condensed Financial Information (continued)

TABLE 25

FOR CONTRACTS WITH A DAILY ASSET CHARGE OF 1.20%

(Selected data for accumulation units outstanding throughout each period)

	2018	2017	2016	2015	2014	2013	2012	2011	2010	2009
AMERICAN FUNDS® - AMERICAN BALANCED FUND® (CLASS R-3)										
Value at beginning of period	$21.62	$19.01	$17.78	$17.76	$16.56	$13.81	$12.28	$12.01	$10.79	$9.05
Value at end of period	$20.71	$21.62	$19.01	$17.78	$17.76	$16.56	$13.81	$12.28	$12.01	$10.79
Number of accumulation units outstanding at end of period	7	8	9	10	8,999	8,888	12	13	3,422	2,811
AMERICAN FUNDS® - CAPITAL WORLD GROWTH AND INCOME FUND℠ (CLASS R-3)										
(Funds were first received in this option during February 2013)										
Value at beginning of period	$22.68	$18.47	$17.61	$18.27	$17.84	$15.04				
Value at end of period	$20.04	$22.68	$18.47	$17.61	$18.27	$17.84				
Number of accumulation units outstanding at end of period	0	0	0	0	661	508				
AMERICAN FUNDS® - EUROPACIFIC GROWTH FUND® (CLASS R-3)										
Value at beginning of period	$23.63	$18.35	$18.50	$18.93	$19.74	$16.68	$14.20	$16.68	$15.48	$11.29
Value at end of period	$19.73	$23.63	$18.35	$18.50	$18.93	$19.74	$16.68	$14.20	$16.68	$15.48
Number of accumulation units outstanding at end of period	538	2,280	398	722	2,392	1,942	7,084	6,411	9,993	7,665
AMERICAN FUNDS® - FUNDAMENTAL INVESTORS℠ (CLASS R-3)										
(Funds were first received in this option during February 2013)										
Value at beginning of period	$19.06	$15.69	$14.16	$13.91	$12.97	$10.54				
Value at end of period	$17.52	$19.06	$15.69	$14.16	$13.91	$12.97				
Number of accumulation units outstanding at end of period	6	0	0	0	1,286	1,004				
AMERICAN FUNDS® - NEW PERSPECTIVE FUND® (CLASS R-3)										
(Funds were first received in this option during November 2009)										
Value at beginning of period	$27.33	$21.53	$21.47	$20.69	$20.36	$16.30	$13.70	$15.06	$13.57	$13.04
Value at end of period	$25.34	$27.33	$21.53	$21.47	$20.69	$20.36	$16.30	$13.70	$15.06	$13.57
Number of accumulation units outstanding at end of period	32	28	23	1	52	441	1	2	2	2
AMERICAN FUNDS® - THE GROWTH FUND OF AMERICA® (CLASS R-3)										
Value at beginning of period	$27.71	$22.31	$20.88	$20.12	$18.69	$14.18	$11.94	$12.74	$11.51	$8.69
Value at end of period	$26.49	$27.71	$22.31	$20.88	$20.12	$18.69	$14.18	$11.94	$12.74	$11.51
Number of accumulation units outstanding at end of period	547	6,680	288	191	2,195	1,128	2,260	1,841	10,672	6,647
AMERICAN FUNDS® - THE INCOME FUND OF AMERICA® (CLASS R-3)										
Value at beginning of period	$21.47	$19.24	$17.67	$18.22	$17.07	$14.67	$13.31	$12.80	$11.61	$9.47
Value at end of period	$20.05	$21.47	$19.24	$17.67	$18.22	$17.07	$14.67	$13.31	$12.80	$11.61
Number of accumulation units outstanding at end of period	98	98	98	0	209	0	9,918	8,816	13,051	10,756
AMERICAN FUNDS® - WASHINGTON MUTUAL INVESTORS FUND℠ (CLASS R-3)										
(Funds were first received in this option during November 2009)										
Value at beginning of period	$24.07	$20.34	$18.22	$18.53	$16.92	$13.03	$11.76	$11.16	$10.00	$9.54
Value at end of period	$22.99	$24.07	$20.34	$18.22	$18.53	$16.92	$13.03	$11.76	$11.16	$10.00
Number of accumulation units outstanding at end of period	116	87	56	1	1,075	490	2	2	3	3
ARIEL APPRECIATION FUND (INVESTOR CLASS)										
(Funds were first received in this option during October 2017)										
Value at beginning of period	$24.57	$23.35								
Value at end of period	$20.81	$24.57								
Number of accumulation units outstanding at end of period	0	611								

Condensed Financial Information (continued)

	2018	2017	2016	2015	2014	2013	2012	2011	2010	2009
FRANKLIN MUTUAL GLOBAL DISCOVERY FUND (CLASS R)										
Value at beginning of period	$25.56	$23.67	$21.33	$22.45	$21.68	$17.55	$15.71	$16.42	$14.99	$12.57
Value at end of period	$22.42	$25.56	$23.67	$21.33	$22.45	$21.68	$17.55	$15.71	$16.42	$14.99
Number of accumulation units outstanding at end of period	0	617	0	0	0	0	0	0	2,937	1,571
PIMCO REAL RETURN PORTFOLIO (ADMINISTRATIVE CLASS)										
(Funds were first received in this option during March 2018)										
Value at beginning of period	$13.60									
Value at end of period	$13.35									
Number of accumulation units outstanding at end of period	25									
VOYA GLOBAL EQUITY PORTFOLIO (CLASS I)										
(Funds were first received in this option during January 2016)										
Value at beginning of period	$11.95	$9.78	$9.05							
Value at end of period	$10.77	$11.95	$9.78							
Number of accumulation units outstanding at end of period	11	12	12							
VOYA GNMA INCOME FUND (CLASS A)										
(Funds were first received in this option during October 2017)										
Value at beginning of period	$13.93	$14.00								
Value at end of period	$13.88	$13.93								
Number of accumulation units outstanding at end of period	0	2,247								
VOYA GOVERNMENT MONEY MARKET PORTFOLIO (CLASS I)										
(Funds were first received in this option during October 2017)										
Value at beginning of period	$9.43	$9.45								
Value at end of period	$9.42	$9.43								
Number of accumulation units outstanding at end of period	551	2,362								
VOYA INDEX SOLUTION 2025 PORTFOLIO (CLASS S2)										
(Funds were first received in this option during September 2011)										
Value at beginning of period	$17.34	$15.34	$14.54	$14.96	$14.35	$12.43	$11.14	$10.95		
Value at end of period	$16.22	$17.34	$15.34	$14.54	$14.96	$14.35	$12.43	$11.14		
Number of accumulation units outstanding at end of period	0	0	481	394	3,650	6,085	4,908	964		
VOYA INDEX SOLUTION 2035 PORTFOLIO (CLASS S2)										
(Funds were first received in this option during May 2010)										
Value at beginning of period	$19.19	$16.44	$15.45	$15.92	$15.23	$12.66	$11.14	$11.68	$10.77	
Value at end of period	$17.60	$19.19	$16.44	$15.45	$15.92	$15.23	$12.66	$11.14	$11.68	
Number of accumulation units outstanding at end of period	0	0	0	0	0	186	0	48	6,135	
VOYA INDEX SOLUTION 2045 PORTFOLIO (CLASS S2)										
(Funds were first received in this option during November 2011)										
Value at beginning of period	$20.13	$16.98	$15.93	$16.45	$15.72	$12.84	$11.24	$11.31		
Value at end of period	$18.20	$20.13	$16.98	$15.93	$16.45	$15.72	$12.84	$11.24		
Number of accumulation units outstanding at end of period	0	0	0	0	4,376	1,106	0	46		
VOYA INDEX SOLUTION INCOME PORTFOLIO (CLASS S2)										
(Funds were first received in this option during October 2017)										
Value at beginning of period	$14.04	$13.81								
Value at end of period	$13.40	$14.04								
Number of accumulation units outstanding at end of period	0	268								
VOYA INTERMEDIATE BOND FUND (CLASS A)										
Value at beginning of period	$14.80	$14.34	$13.98	$14.11	$13.41	$13.67	$12.71	$11.94	$11.02	$9.88
Value at end of period	$14.53	$14.80	$14.34	$13.98	$14.11	$13.41	$13.67	$12.71	$11.94	$11.02
Number of accumulation units outstanding at end of period	220	3,562	220	0	0	0	22,939	20,152	18,204	15,259

Condensed Financial Information (continued)

	2018	2017	2016	2015	2014	2013	2012	2011	2010	2009
VOYA INTERNATIONAL INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during November 2017)										
Value at beginning of period	$10.64	$10.49								
Value at end of period	$9.04	$10.64								
Number of accumulation units outstanding at end of period	24	24								
VOYA LARGE CAP GROWTH PORTFOLIO (CLASS S)										
(Funds were first received in this option during January 2016)										
Value at beginning of period	$23.74	$18.57	$17.62							
Value at end of period	$23.05	$23.74	$18.57							
Number of accumulation units outstanding at end of period	22	28	28							
VOYA LARGE CAP VALUE FUND (CLASS A)										
(Funds were first received in this option during January 2016)										
Value at beginning of period	$15.42	$13.77	$11.99							
Value at end of period	$13.99	$15.42	$13.77							
Number of accumulation units outstanding at end of period	59	59	59							
VOYA REAL ESTATE FUND (CLASS A)										
Value at beginning of period	$27.59	$26.65	$26.07	$25.62	$19.92	$19.81	$17.39	$16.10	$12.79	$9.98
Value at end of period	$25.00	$27.59	$26.65	$26.07	$25.62	$19.92	$19.81	$17.39	$16.10	$12.79
Number of accumulation units outstanding at end of period	1	451	0	0	13	0	1,282	1,096	942	686
VOYA RUSSELL™ LARGE CAP GROWTH INDEX PORTFOLIO (CLASS S)										
(Funds were first received in this option during March 2011)										
Value at beginning of period	$33.74	$26.08	$24.83	$23.40	$21.01	$16.14	$14.30	$13.82		
Value at end of period	$32.93	$33.74	$26.08	$24.83	$23.40	$21.01	$16.14	$14.30		
Number of accumulation units outstanding at end of period	51	36	4	0	0	128	114	98		
VOYA RUSSELL™ LARGE CAP VALUE INDEX PORTFOLIO (CLASS S)										
(Funds were first received in this option during April 2011)										
Value at beginning of period	$25.81	$23.07	$20.25	$21.30	$19.21	$14.79	$12.91	$13.81		
Value at end of period	$23.75	$25.81	$23.07	$20.25	$21.30	$19.21	$14.79	$12.91		
Number of accumulation units outstanding at end of period	0	0	0	0	0	49	34	16		
VOYA SMALL COMPANY PORTFOLIO (CLASS I)										
Value at beginning of period	$31.67	$28.80	$23.41	$23.88	$22.69	$16.67	$14.73	$15.29	$12.44	$9.87
Value at end of period	$26.33	$31.67	$28.80	$23.41	$23.88	$22.69	$16.67	$14.73	$15.29	$12.44
Number of accumulation units outstanding at end of period	19	297	196	235	305	511	3,321	2,267	3,899	1,950
VOYA SOLUTION 2025 PORTFOLIO (CLASS S2)										
(Funds were first received in this option during April 2010)										
Value at beginning of period	$17.62	$15.50	$14.83	$15.04	$14.45	$12.60	$11.25	$11.76	$11.04	
Value at end of period	$16.39	$17.62	$15.50	$14.83	$15.04	$14.45	$12.60	$11.25	$11.76	
Number of accumulation units outstanding at end of period	0	35,567	766	3,642	4,040	0	1,058	902	17,301	
VOYA SOLUTION 2035 PORTFOLIO (CLASS S2)										
(Funds were first received in this option during April 2010)										
Value at beginning of period	$19.20	$16.29	$15.54	$15.83	$15.18	$12.79	$11.26	$11.97	$11.20	
Value at end of period	$17.38	$19.20	$16.29	$15.54	$15.83	$15.18	$12.79	$11.26	$11.97	
Number of accumulation units outstanding at end of period	0	47,705	0	0	3,798	1,252	2,365	1,728	12,732	
VOYA SOLUTION 2045 PORTFOLIO (CLASS S2)										
(Funds were first received in this option during April 2010)										
Value at beginning of period	$20.14	$16.84	$16.04	$16.41	$15.69	$12.88	$11.30	$12.08	$11.25	
Value at end of period	$17.84	$20.14	$16.84	$16.04	$16.41	$15.69	$12.88	$11.30	$12.08	
Number of accumulation units outstanding at end of period	3,664	33,700	3,163	2,865	5,226	0	585	198	5,682	

CFI 83

Condensed Financial Information (continued)

	2018	2017	2016	2015	2014	2013	2012	2011	2010	2009
VOYA SOLUTION 2055 PORTFOLIO (CLASS S2)										
(Funds were first received in this option during October 2017)										
Value at beginning of period	$19.35	$18.51								
Value at end of period	$17.07	$19.35								
Number of accumulation units outstanding at end of period	0	21,165								
VOYA SOLUTION INCOME PORTFOLIO (CLASS S2)										
(Funds were first received in this option during April 2010)										
Value at beginning of period	$14.21	$13.16	$12.77	$12.94	$12.40	$11.75	$10.85	$10.95	$10.49	
Value at end of period	$13.58	$14.21	$13.16	$12.77	$12.94	$12.40	$11.75	$10.85	$10.95	
Number of accumulation units outstanding at end of period	0	23,332	850	3,296	0	0	0	0	2,071	
VY® AMERICAN CENTURY SMALL-MID CAP VALUE PORTFOLIO (CLASS S)										
(Funds were first received in this option during February 2013)										
Value at beginning of period	$33.06	$30.11	$24.56	$25.30	$22.76	$18.75				
Value at end of period	$27.97	$33.06	$30.11	$24.56	$25.30	$22.76				
Number of accumulation units outstanding at end of period	0	0	54	50	20	258				
VY® BARON GROWTH PORTFOLIO (CLASS S)										
(Funds were first received in this option during September 2009)										
Value at beginning of period	$31.11	$24.56	$23.60	$25.15	$24.39	$17.78	$15.04	$14.89	$11.91	$11.40
Value at end of period	$30.16	$31.11	$24.56	$23.60	$25.15	$24.39	$17.78	$15.04	$14.89	$11.91
Number of accumulation units outstanding at end of period	289	1,664	324	697	581	495	1,892	1,802	2,929	1,415
VY® COLUMBIA CONTRARIAN CORE PORTFOLIO (CLASS S)										
(Funds were first received in this option during August 2010)										
Value at beginning of period	$21.63	$18.01	$16.81	$16.52	$14.82	$11.13	$10.04	$10.66	$9.12	
Value at end of period	$19.45	$21.63	$18.01	$16.81	$16.52	$14.82	$11.13	$10.04	$10.66	
Number of accumulation units outstanding at end of period	0	562	0	0	0	107	107	107	1,387	
VY® INVESCO COMSTOCK PORTFOLIO (CLASS S)										
(Funds were first received in this option during October 2010)										
Value at beginning of period	$23.58	$20.28	$17.42	$18.75	$17.39	$13.04	$11.12	$11.50	$10.73	
Value at end of period	$20.41	$23.58	$20.28	$17.42	$18.75	$17.39	$13.04	$11.12	$11.50	
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	0	32	7	
VY® JPMORGAN MID CAP VALUE PORTFOLIO (CLASS S)										
Value at beginning of period	$31.20	$27.76	$24.50	$25.57	$22.51	$17.32	$14.60	$14.51	$11.95	$9.62
Value at end of period	$27.07	$31.20	$27.76	$24.50	$25.57	$22.51	$17.32	$14.60	$14.51	$11.95
Number of accumulation units outstanding at end of period	0	0	0	0	42	41	1,154	990	6,553	609
VY® PIONEER HIGH YIELD PORTFOLIO (CLASS S)										
Value at beginning of period	$20.43	$19.29	$17.13	$18.21	$18.41	$16.63	$14.53	$14.85	$12.66	$7.69
Value at end of period	$19.59	$20.43	$19.29	$17.13	$18.21	$18.41	$16.63	$14.53	$14.85	$12.66
Number of accumulation units outstanding at end of period	0	0	53	283	283	263	0	0	0	0
VY® T. ROWE PRICE DIVERSIFIED MID CAP GROWTH PORTFOLIO (CLASS I)										
Value at beginning of period	$26.09	$21.15	$19.93	$19.77	$17.89	$13.40	$11.68	$12.27	$9.66	$6.68
Value at end of period	$24.94	$26.09	$21.15	$19.93	$19.77	$17.89	$13.40	$11.68	$12.27	$9.66
Number of accumulation units outstanding at end of period	213	990	117	95	0	0	160	126	100	70
VY® T. ROWE PRICE DIVERSIFIED MID CAP GROWTH PORTFOLIO (CLASS S)										
(Funds were first received in this option during November 2011)										
Value at beginning of period	$28.46	$23.15	$21.85	$21.74	$19.71	$14.81	$12.93	$13.18		
Value at end of period	$27.15	$28.46	$23.15	$21.85	$21.74	$19.71	$14.81	$12.93		
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	0	32		

Condensed Financial Information (continued)

	2018	2017	2016	2015	2014	2013	2012	2011	2010	2009
VY® T. ROWE PRICE GROWTH EQUITY PORTFOLIO (CLASS S)										
Value at beginning of period	$30.14	$22.89	$22.88	$20.95	$19.56	$14.25	$12.16	$12.47	$10.83	$7.68
Value at end of period	$29.38	$30.14	$22.89	$22.88	$20.95	$19.56	$14.25	$12.16	$12.47	$10.83
Number of accumulation units outstanding at end of period	0	0	0	0	0	2,838	0	0	4,095	3,475
VY® TEMPLETON FOREIGN EQUITY PORTFOLIO (CLASS S)										
Value at beginning of period	$13.35	$11.07	$11.03	$11.57	$12.58	$10.61	$9.05	$10.44	$9.73	$7.47
Value at end of period	$11.19	$13.35	$11.07	$11.03	$11.57	$12.58	$10.61	$9.05	$10.44	$9.73
Number of accumulation units outstanding at end of period	0	0	0	0	0	56	0	2	2,480	2,208

TABLE 26
FOR CONTRACTS WITH A DAILY ASSET CHARGE OF 1.25%
(Selected data for accumulation units outstanding throughout each period)

	2018	2017	2016	2015	2014	2013	2012	2011	2010	2009
ALLIANZGI NFJ SMALL-CAP VALUE FUND (CLASS A)										
(Funds were first received in this option during August 2017)										
Value at beginning of period	$29.07	$26.70								
Value at end of period	$23.12	$29.07								
Number of accumulation units outstanding at end of period	61	59								
AMANA GROWTH FUND (INVESTOR CLASS)										
(Funds were first received in this option during May 2017)										
Value at beginning of period	$26.60	$23.20								
Value at end of period	$26.84	$26.60								
Number of accumulation units outstanding at end of period	221	221								
AMERICAN FUNDS® - CAPITAL WORLD GROWTH AND INCOME FUND℠ (CLASS R-3)										
(Funds were first received in this option during April 2010)										
Value at beginning of period	$22.58	$18.40	$17.55	$18.22	$17.80	$14.48	$12.34	$13.56	$12.98	
Value at end of period	$19.94	$22.58	$18.40	$17.55	$18.22	$17.80	$14.48	$12.34	$13.56	
Number of accumulation units outstanding at end of period	858	1,278	224	446	360	2,858	464	1,936	484	
AMERICAN FUNDS® - FUNDAMENTAL INVESTORS℠ (CLASS R-3)										
(Funds were first received in this option during March 2011)										
Value at beginning of period	$18.97	$15.62	$14.11	$13.86	$12.93	$9.99	$8.66	$8.97		
Value at end of period	$17.43	$18.97	$15.62	$14.11	$13.86	$12.93	$9.99	$8.66		
Number of accumulation units outstanding at end of period	0	0	0	0	2	6,893	1,558	873		
AMERICAN FUNDS® - NEW PERSPECTIVE FUND® (CLASS R-3)										
Value at beginning of period	$27.14	$21.39	$21.34	$20.58	$20.26	$16.23	$13.65	$15.01	$13.53	$9.99
Value at end of period	$25.15	$27.14	$21.39	$21.34	$20.58	$20.26	$16.23	$13.65	$15.01	$13.53
Number of accumulation units outstanding at end of period	0	0	0	375	3,398	1,477	1,255	1,505	6,542	2,355
COLUMBIA ACORN® FUND (CLASS A SHARES)										
(Funds were first received in this option during June 2017)										
Value at beginning of period	$23.56	$21.34								
Value at end of period	$22.00	$23.56								
Number of accumulation units outstanding at end of period	739	809								
EATON VANCE LARGE-CAP VALUE FUND (CLASS R)										
(Funds were first received in this option during March 2011)										
Value at beginning of period	$23.41	$20.70	$19.18	$19.69	$18.01	$14.13	$12.39	$13.19		
Value at end of period	$21.49	$23.41	$20.70	$19.18	$19.69	$18.01	$14.13	$12.39		
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	57	33		

	2018	2017	2016	2015	2014	2013	2012	2011	2010	2009
INVESCO MID CAP CORE EQUITY FUND (CLASS A)										
(Funds were first received in this option during August 2017)										
Value at beginning of period	$22.03	$20.56								
Value at end of period	$19.12	$22.03								
Number of accumulation units outstanding at end of period	78	70								
LORD ABBETT DEVELOPING GROWTH FUND (CLASS A)										
(Funds were first received in this option during August 2017)										
Value at beginning of period	$26.51	$22.98								
Value at end of period	$27.45	$26.51								
Number of accumulation units outstanding at end of period	6	6								
PIONEER HIGH YIELD FUND (CLASS A SHARES)										
(Funds were first received in this option during June 2017)										
Value at beginning of period	$18.48	$18.20								
Value at end of period	$17.65	$18.48								
Number of accumulation units outstanding at end of period	678	798								
PIONEER STRATEGIC INCOME FUND (CLASS A SHARES)										
(Funds were first received in this option during May 2017)										
Value at beginning of period	$13.17	$12.98								
Value at end of period	$12.73	$13.17								
Number of accumulation units outstanding at end of period	0	529								
VICTORY SYCAMORE SMALL COMPANY OPPORTUNITY FUND (CLASS R)										
(Funds were first received in this option during March 2012)										
Value at beginning of period	$26.03	$23.69	$18.55	$18.95	$18.08	$13.81	$13.06			
Value at end of period	$23.45	$26.03	$23.69	$18.55	$18.95	$18.08	$13.81			
Number of accumulation units outstanding at end of period	0	0	0	0	0	301	247			
VOYA GLOBAL BOND PORTFOLIO (CLASS S)										
(Funds were first received in this option during January 2010)										
Value at beginning of period	$12.74	$11.80	$11.27	$11.95	$12.09	$12.78	$12.03	$11.76	$10.38	
Value at end of period	$12.31	$12.74	$11.80	$11.27	$11.95	$12.09	$12.78	$12.03	$11.76	
Number of accumulation units outstanding at end of period	0	0	0	0	140	3,528	3,434	3,617	6,261	
VOYA GLOBAL REAL ESTATE FUND (CLASS A)										
(Funds were first received in this option during February 2013)										
Value at beginning of period	$21.78	$20.02	$20.25	$20.91	$18.64	$18.39				
Value at end of period	$19.57	$21.78	$20.02	$20.25	$20.91	$18.64				
Number of accumulation units outstanding at end of period	0	0	0	0	102	883				
VOYA GROWTH AND INCOME PORTFOLIO (CLASS S)										
(Funds were first received in this option during August 2017)										
Value at beginning of period	$27.00	$25.28								
Value at end of period	$25.39	$27.00								
Number of accumulation units outstanding at end of period	181	167								
VOYA INDEX SOLUTION 2025 PORTFOLIO (CLASS S2)										
(Funds were first received in this option during December 2010)										
Value at beginning of period	$17.27	$15.28	$14.50	$14.93	$14.32	$12.41	$11.13	$11.47	$11.34	
Value at end of period	$16.15	$17.27	$15.28	$14.50	$14.93	$14.32	$12.41	$11.13	$11.47	
Number of accumulation units outstanding at end of period	2,501	2,234	0	0	3,129	1,811	1,429	2,725	264	
VOYA INDEX SOLUTION 2035 PORTFOLIO (CLASS S2)										
(Funds were first received in this option during March 2011)										
Value at beginning of period	$19.11	$16.38	$15.41	$15.88	$15.20	$12.65	$11.13	$11.77		
Value at end of period	$17.52	$19.11	$16.38	$15.41	$15.88	$15.20	$12.65	$11.13		
Number of accumulation units outstanding at end of period	775	567	0	0	4,301	4	1,300	937		

	2018	2017	2016	2015	2014	2013	2012	2011	2010	2009
VOYA INDEX SOLUTION 2045 PORTFOLIO (CLASS S2)										
(Funds were first received in this option during March 2011)										
Value at beginning of period	$20.05	$16.92	$15.89	$16.41	$15.68	$12.82	$11.23	$11.99		
Value at end of period	$18.12	$20.05	$16.92	$15.89	$16.41	$15.68	$12.82	$11.23		
Number of accumulation units outstanding at end of period	999	794	0	0	2,760	1,865	295	298		
VOYA INDEX SOLUTION 2055 PORTFOLIO (CLASS S2)										
(Funds were first received in this option during June 2017)										
Value at beginning of period	$19.48	$17.93								
Value at end of period	$17.55	$19.48								
Number of accumulation units outstanding at end of period	2,559	2,482								
VOYA INDEX SOLUTION INCOME PORTFOLIO (CLASS S2)										
(Funds were first received in this option during November 2010)										
Value at beginning of period	$13.99	$13.00	$12.57	$12.88	$12.33	$11.60	$10.84	$10.71	$10.58	
Value at end of period	$13.34	$13.99	$13.00	$12.57	$12.88	$12.33	$11.60	$10.84	$10.71	
Number of accumulation units outstanding at end of period	1,398	1,357	0	0	0	0	4	117	29	
VOYA INTERMEDIATE BOND FUND (CLASS A)										
Value at beginning of period	$14.70	$14.24	$13.90	$14.03	$13.34	$13.61	$12.66	$11.90	$10.98	$9.86
Value at end of period	$14.43	$14.70	$14.24	$13.90	$14.03	$13.34	$13.61	$12.66	$11.90	$10.98
Number of accumulation units outstanding at end of period	35	35	36	1,347	1,727	276	105	3,309	5,153	3,550
VOYA LARGE CAP GROWTH PORTFOLIO (CLASS S)										
(Funds were first received in this option during July 2014)										
Value at beginning of period	$23.66	$18.51	$18.07	$17.25	$16.25					
Value at end of period	$22.96	$23.66	$18.51	$18.07	$17.25					
Number of accumulation units outstanding at end of period	240	349	345	331	329					
VOYA MIDCAP OPPORTUNITIES PORTFOLIO (CLASS I)										
(Funds were first received in this option during May 2017)										
Value at beginning of period	$16.86	$15.03								
Value at end of period	$15.38	$16.86								
Number of accumulation units outstanding at end of period	1,047	730								
VOYA SMALLCAP OPPORTUNITIES PORTFOLIO (CLASS I)										
(Funds were first received in this option during June 2017)										
Value at beginning of period	$34.49	$32.15								
Value at end of period	$28.59	$34.49								
Number of accumulation units outstanding at end of period	291	354								
VOYA SOLUTION 2025 PORTFOLIO (CLASS S2)										
(Funds were first received in this option during April 2010)										
Value at beginning of period	$17.55	$15.44	$14.79	$15.01	$14.42	$12.58	$11.24	$11.76	$11.04	
Value at end of period	$16.31	$17.55	$15.44	$14.79	$15.01	$14.42	$12.58	$11.24	$11.76	
Number of accumulation units outstanding at end of period	1,852	1,747	4,975	4,614	6,625	25,696	18,923	27,097	15,857	
VOYA SOLUTION 2035 PORTFOLIO (CLASS S2)										
(Funds were first received in this option during April 2010)										
Value at beginning of period	$19.13	$16.24	$15.50	$15.79	$15.15	$12.77	$11.25	$11.96	$11.20	
Value at end of period	$17.30	$19.13	$16.24	$15.50	$15.79	$15.15	$12.77	$11.25	$11.96	
Number of accumulation units outstanding at end of period	3,104	2,898	7,869	5,727	14,616	31,047	15,413	16,588	31,725	
VOYA SOLUTION 2045 PORTFOLIO (CLASS S2)										
(Funds were first received in this option during April 2010)										
Value at beginning of period	$20.06	$16.78	$15.99	$16.37	$15.65	$12.86	$11.29	$12.08	$11.25	
Value at end of period	$17.76	$20.06	$16.78	$15.99	$16.37	$15.65	$12.86	$11.29	$12.08	
Number of accumulation units outstanding at end of period	864	869	1,667	1,571	4,854	26,128	18,106	16,133	21,654	

Condensed Financial Information (continued)

	2018	2017	2016	2015	2014	2013	2012	2011	2010	2009
VOYA SOLUTION 2055 PORTFOLIO (CLASS S2)										
(Funds were first received in this option during December 2010)										
Value at beginning of period	$19.27	$16.06	$15.30	$15.66	$14.94	$12.26	$10.77	$11.51	$11.37	
Value at end of period	$17.00	$19.27	$16.06	$15.30	$15.66	$14.94	$12.26	$10.77	$11.51	
Number of accumulation units outstanding at end of period	0	0	811	508	327	2,536	224	130	34	
VOYA SOLUTION INCOME PORTFOLIO (CLASS S2)										
(Funds were first received in this option during April 2010)										
Value at beginning of period	$14.15	$13.12	$12.73	$12.91	$12.38	$11.73	$10.84	$10.95	$10.49	
Value at end of period	$13.52	$14.15	$13.12	$12.73	$12.91	$12.38	$11.73	$10.84	$10.95	
Number of accumulation units outstanding at end of period	1,605	1,611	3,535	3,367	1,378	6,722	3,145	2,659	2,133	
VY® INVESCO EQUITY AND INCOME PORTFOLIO (CLASS S)										
(Funds were first received in this option during July 2014)										
Value at beginning of period	$12.65	$11.58	$10.20	$10.57	$10.42					
Value at end of period	$11.28	$12.65	$11.58	$10.20	$10.57					
Number of accumulation units outstanding at end of period	0	0	157	128	101					
VY® JPMORGAN MID CAP VALUE PORTFOLIO (CLASS S)										
Value at beginning of period	$30.98	$27.58	$24.35	$25.43	$22.39	$17.24	$14.54	$14.46	$11.91	$9.60
Value at end of period	$26.87	$30.98	$27.58	$24.35	$25.43	$22.39	$17.24	$14.54	$14.46	$11.91
Number of accumulation units outstanding at end of period	607	523	73	187	166	419	351	0	2,084	49
VY® PIONEER HIGH YIELD PORTFOLIO (CLASS S)										
Value at beginning of period	$20.31	$19.18	$17.05	$18.13	$18.34	$16.57	$14.49	$14.81	$12.64	$7.68
Value at end of period	$19.47	$20.31	$19.18	$17.05	$18.13	$18.34	$16.57	$14.49	$14.81	$12.64
Number of accumulation units outstanding at end of period	202	384	382	577	458	582	777	611	2,309	1,355
VY® T. ROWE PRICE DIVERSIFIED MID CAP GROWTH PORTFOLIO (CLASS I)										
Value at beginning of period	$25.93	$21.04	$19.83	$19.68	$17.82	$13.35	$11.64	$12.24	$9.64	$6.67
Value at end of period	$24.78	$25.93	$21.04	$19.83	$19.68	$17.82	$13.35	$11.64	$12.24	$9.64
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	0	0	1,728	1,527
VY® TEMPLETON FOREIGN EQUITY PORTFOLIO (CLASS S)										
(Funds were first received in this option during May 2010)										
Value at beginning of period	$13.27	$11.01	$10.97	$11.52	$12.53	$10.58	$9.03	$10.41	$8.57	
Value at end of period	$11.12	$13.27	$11.01	$10.97	$11.52	$12.53	$10.58	$9.03	$10.41	
Number of accumulation units outstanding at end of period	0	0	0	0	3	0	45	33	21	
WANGER SELECT										
(Funds were first received in this option during August 2017)										
Value at beginning of period	$23.48	$21.04								
Value at end of period	$20.27	$23.48								
Number of accumulation units outstanding at end of period	6	6								

TABLE 27
FOR CONTRACTS WITH A DAILY ASSET CHARGE OF 1.30%
(Selected data for accumulation units outstanding throughout each period)

	2018	2017	2016	2015	2014	2013	2012	2011	2010	2009
AMANA GROWTH FUND (INVESTOR CLASS)										
(Funds were first received in this option during January 2017)										
Value at beginning of period	$26.49	$21.35								
Value at end of period	$26.71	$26.49								
Number of accumulation units outstanding at end of period	0	455								

CFI 88

Condensed Financial Information (continued)

	2018	2017	2016	2015	2014	2013	2012	2011	2010	2009
AMERICAN FUNDS® - FUNDAMENTAL INVESTORS℠ (CLASS R-3)										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$18.88	$15.56	$14.05	$13.82	$12.89	$9.96	$8.64	$8.96	$7.98	$7.85
Value at end of period	$17.34	$18.88	$15.56	$14.05	$13.82	$12.89	$9.96	$8.64	$8.96	$7.98
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	0	0	3,897	3,253
AMERICAN FUNDS® - NEW PERSPECTIVE FUND® (CLASS R-3)										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$26.95	$21.25	$21.21	$20.47	$20.16	$16.16	$13.59	$14.96	$13.49	$13.29
Value at end of period	$24.96	$26.95	$21.25	$21.21	$20.47	$20.16	$16.16	$13.59	$14.96	$13.49
Number of accumulation units outstanding at end of period	0	0	0	0	25	44	119	0	159	122
AMERICAN FUNDS® - THE GROWTH FUND OF AMERICA® (CLASS R-3)										
(Funds were first received in this option during November 2018)										
Value at beginning of period	$28.34									
Value at end of period	$26.09									
Number of accumulation units outstanding at end of period	5,312									
ARIEL APPRECIATION FUND (INVESTOR CLASS)										
(Funds were first received in this option during November 2018)										
Value at beginning of period	$23.12									
Value at end of period	$20.50									
Number of accumulation units outstanding at end of period	581									
ARIEL FUND (INVESTOR CLASS)										
(Funds were first received in this option during November 2018)										
Value at beginning of period	$23.43									
Value at end of period	$20.48									
Number of accumulation units outstanding at end of period	2,290									
FIDELITY® VIP EQUITY-INCOME PORTFOLIO (INITIAL CLASS)										
(Funds were first received in this option during November 2018)										
Value at beginning of period	$19.93									
Value at end of period	$18.37									
Number of accumulation units outstanding at end of period	4,245									
FRANKLIN MUTUAL GLOBAL DISCOVERY FUND (CLASS R)										
(Funds were first received in this option during November 2018)										
Value at beginning of period	$24.14									
Value at end of period	$22.08									
Number of accumulation units outstanding at end of period	714									
LORD ABBETT FUNDAMENTAL EQUITY FUND (CLASS A)										
(Funds were first received in this option during January 2017)										
Value at beginning of period	$21.64	$19.68								
Value at end of period	$19.52	$21.64								
Number of accumulation units outstanding at end of period	0	5,636								
OPPENHEIMER DEVELOPING MARKETS FUND (CLASS A)										
(Funds were first received in this option during January 2017)										
Value at beginning of period	$38.25	$29.50								
Value at end of period	$33.10	$38.25								
Number of accumulation units outstanding at end of period	0	276								
VOYA GLOBAL BOND PORTFOLIO (CLASS S)										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$12.68	$11.75	$11.22	$11.91	$12.05	$12.75	$12.00	$11.74	$10.30	$10.26
Value at end of period	$12.24	$12.68	$11.75	$11.22	$11.91	$12.05	$12.75	$12.00	$11.74	$10.30
Number of accumulation units outstanding at end of period	0	5,018	0	0	0	0	0	0	2,388	1,425

CFI 89

	2018	2017	2016	2015	2014	2013	2012	2011	2010	2009
VOYA GLOBAL EQUITY PORTFOLIO (CLASS I)										
(Funds were first received in this option during October 2017)										
Value at beginning of period	$11.92	$11.35								
Value at end of period	$10.72	$11.92								
Number of accumulation units outstanding at end of period	39	39								
VOYA GNMA INCOME FUND (CLASS A)										
(Funds were first received in this option during November 2018)										
Value at beginning of period	$13.40									
Value at end of period	$13.67									
Number of accumulation units outstanding at end of period	2,377									
VOYA GOVERNMENT MONEY MARKET PORTFOLIO (CLASS I)										
(Funds were first received in this option during November 2018)										
Value at beginning of period	$9.28									
Value at end of period	$9.28									
Number of accumulation units outstanding at end of period	3,075									
VOYA INDEX PLUS LARGECAP PORTFOLIO (CLASS I)										
(Funds were first received in this option during October 2017)										
Value at beginning of period	$23.01	$21.57								
Value at end of period	$21.07	$23.01								
Number of accumulation units outstanding at end of period	17	17								
VOYA INDEX SOLUTION 2025 PORTFOLIO (CLASS S2)										
(Funds were first received in this option during April 2010)										
Value at beginning of period	$17.20	$15.23	$14.46	$14.89	$14.29	$12.39	$11.12	$11.46	$10.93	
Value at end of period	$16.08	$17.20	$15.23	$14.46	$14.89	$14.29	$12.39	$11.12	$11.46	
Number of accumulation units outstanding at end of period	0	0	0	3,324	2,782	1,755	1,169	0	1,360	
VOYA INDEX SOLUTION 2035 PORTFOLIO (CLASS S2)										
(Funds were first received in this option during April 2010)										
Value at beginning of period	$19.03	$16.32	$15.36	$15.84	$15.17	$12.63	$11.12	$11.67	$11.07	
Value at end of period	$17.45	$19.03	$16.32	$15.36	$15.84	$15.17	$12.63	$11.12	$11.67	
Number of accumulation units outstanding at end of period	0	0	0	921	822	619	295	0	135	
VOYA INDEX SOLUTION 2045 PORTFOLIO (CLASS S2)										
(Funds were first received in this option during April 2010)										
Value at beginning of period	$19.97	$16.87	$15.84	$16.37	$15.65	$12.80	$11.22	$11.88	$11.21	
Value at end of period	$18.04	$19.97	$16.87	$15.84	$16.37	$15.65	$12.80	$11.22	$11.88	
Number of accumulation units outstanding at end of period	0	0	0	398	1,197	1,182	1,752	0	93	
VOYA INDEX SOLUTION 2055 PORTFOLIO (CLASS S2)										
(Funds were first received in this option during October 2013)										
Value at beginning of period	$19.41	$16.32	$15.35	$15.87	$15.15	$14.55				
Value at end of period	$17.48	$19.41	$16.32	$15.35	$15.87	$15.15				
Number of accumulation units outstanding at end of period	0	0	0	0	158	20				
VOYA INDEX SOLUTION INCOME PORTFOLIO (CLASS S2)										
(Funds were first received in this option during August 2015)										
Value at beginning of period	$13.93	$12.96	$12.53	$12.85						
Value at end of period	$13.28	$13.93	$12.96	$12.53						
Number of accumulation units outstanding at end of period	363	0	169	2,441						
VOYA INTERMEDIATE BOND FUND (CLASS A)										
(Funds were first received in this option during December 2012)										
Value at beginning of period	$14.60	$14.15	$13.81	$13.95	$13.28	$13.55	$13.48			
Value at end of period	$14.32	$14.60	$14.15	$13.81	$13.95	$13.28	$13.55			
Number of accumulation units outstanding at end of period	3,628	0	2,787	3,159	3,393	29	16			

Condensed Financial Information (continued)

	2018	2017	2016	2015	2014	2013	2012	2011	2010	2009
VOYA INTERMEDIATE BOND PORTFOLIO (CLASS I)										
(Funds were first received in this option during February 2017)										
Value at beginning of period	$14.54	$14.17								
Value at end of period	$14.22	$14.54								
Number of accumulation units outstanding at end of period	10,834	10,612								
VOYA INTERNATIONAL INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during February 2017)										
Value at beginning of period	$10.53	$8.84								
Value at end of period	$8.95	$10.53								
Number of accumulation units outstanding at end of period	2,273	1,293								
VOYA LARGE CAP GROWTH PORTFOLIO (CLASS S)										
(Funds were first received in this option during July 2014)										
Value at beginning of period	$23.57	$18.45	$18.03	$17.21	$16.22					
Value at end of period	$22.86	$23.57	$18.45	$18.03	$17.21					
Number of accumulation units outstanding at end of period	0	0	0	316	311					
VOYA LARGE CAP VALUE PORTFOLIO (CLASS I)										
(Funds were first received in this option during November 2018)										
Value at beginning of period	$14.89									
Value at end of period	$13.91									
Number of accumulation units outstanding at end of period	894									
VOYA MIDCAP OPPORTUNITIES PORTFOLIO (CLASS I)										
(Funds were first received in this option during October 2017)										
Value at beginning of period	$16.82	$15.78								
Value at end of period	$15.33	$16.82								
Number of accumulation units outstanding at end of period	38	38								
VOYA REAL ESTATE FUND (CLASS A)										
(Funds were first received in this option during November 2018)										
Value at beginning of period	$25.88									
Value at end of period	$24.63									
Number of accumulation units outstanding at end of period	534									
VOYA RUSSELL™ MID CAP INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during February 2017)										
Value at beginning of period	$20.35	$18.02								
Value at end of period	$18.17	$20.35								
Number of accumulation units outstanding at end of period	475	601								
VOYA RUSSELL™ SMALL CAP INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during February 2017)										
Value at beginning of period	$20.71	$18.51								
Value at end of period	$18.09	$20.71								
Number of accumulation units outstanding at end of period	148	102								
VOYA SMALL COMPANY PORTFOLIO (CLASS I)										
(Funds were first received in this option during November 2018)										
Value at beginning of period	$29.58									
Value at end of period	$25.94									
Number of accumulation units outstanding at end of period	141									
VOYA SOLUTION 2025 PORTFOLIO (CLASS S2)										
(Funds were first received in this option during April 2010)										
Value at beginning of period	$17.48	$15.39	$14.74	$14.97	$14.39	$12.56	$11.23	$11.75	$10.97	
Value at end of period	$16.24	$17.48	$15.39	$14.74	$14.97	$14.39	$12.56	$11.23	$11.75	
Number of accumulation units outstanding at end of period	35,765	0	30,148	25,468	23,780	0	0	0	270	

	2018	2017	2016	2015	2014	2013	2012	2011	2010	2009
VOYA SOLUTION 2035 PORTFOLIO (CLASS S2)										
(Funds were first received in this option during April 2010)										
Value at beginning of period	$19.05	$16.18	$15.45	$15.75	$15.13	$12.75	$11.24	$11.96	$11.13	
Value at end of period	$17.22	$19.05	$16.18	$15.45	$15.75	$15.13	$12.75	$11.24	$11.96	
Number of accumulation units outstanding at end of period	47,858	0	43,308	38,695	34,417	0	0	0	2,150	
VOYA SOLUTION 2045 PORTFOLIO (CLASS S2)										
(Funds were first received in this option during April 2010)										
Value at beginning of period	$19.98	$16.73	$15.94	$16.33	$15.62	$12.84	$11.28	$12.07	$11.16	
Value at end of period	$17.68	$19.98	$16.73	$15.94	$16.33	$15.62	$12.84	$11.28	$12.07	
Number of accumulation units outstanding at end of period	32,497	0	28,321	20,273	19,094	0	0	0	118	
VOYA SOLUTION 2055 PORTFOLIO (CLASS S2)										
(Funds were first received in this option during October 2014)										
Value at beginning of period	$19.20	$16.01	$15.26	$15.62	$15.06					
Value at end of period	$16.93	$19.20	$16.01	$15.26	$15.62					
Number of accumulation units outstanding at end of period	23,675	0	15,931	8,792	5,246					
VOYA SOLUTION INCOME PORTFOLIO (CLASS S2)										
(Funds were first received in this option during April 2010)										
Value at beginning of period	$14.09	$13.07	$12.70	$12.88	$12.36	$11.71	$10.83	$10.94	$10.49	
Value at end of period	$13.46	$14.09	$13.07	$12.70	$12.88	$12.36	$11.71	$10.83	$10.94	
Number of accumulation units outstanding at end of period	24,353	0	23,502	20,365	135	0	0	0	108	
VOYA STRATEGIC ALLOCATION CONSERVATIVE PORTFOLIO (CLASS I)										
(Funds were first received in this option during February 2017)										
Value at beginning of period	$16.48	$15.35								
Value at end of period	$15.59	$16.48								
Number of accumulation units outstanding at end of period	4,626	3,939								
VOYA STRATEGIC ALLOCATION GROWTH PORTFOLIO (CLASS I)										
(Funds were first received in this option during February 2017)										
Value at beginning of period	$18.61	$16.40								
Value at end of period	$16.81	$18.61								
Number of accumulation units outstanding at end of period	9,034	7,089								
VOYA STRATEGIC ALLOCATION MODERATE PORTFOLIO (CLASS I)										
(Funds were first received in this option during February 2017)										
Value at beginning of period	$17.57	$15.86								
Value at end of period	$16.27	$17.57								
Number of accumulation units outstanding at end of period	5,385	9,329								
VY® AMERICAN CENTURY SMALL-MID CAP VALUE PORTFOLIO (CLASS S)										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$32.60	$29.72	$24.27	$25.02	$22.54	$17.38	$15.13	$15.83	$13.15	$12.86
Value at end of period	$27.56	$32.60	$29.72	$24.27	$25.02	$22.54	$17.38	$15.13	$15.83	$13.15
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	0	0	17	9
VY® BARON GROWTH PORTFOLIO (CLASS S)										
Value at beginning of period	$30.68	$24.25	$23.32	$24.87	$24.15	$17.62	$14.92	$14.79	$11.84	$8.87
Value at end of period	$29.71	$30.68	$24.25	$23.32	$24.87	$24.15	$17.62	$14.92	$14.79	$11.84
Number of accumulation units outstanding at end of period	1,989	57	954	719	1,360	190	169	381	2,909	526
VY® COLUMBIA CONTRARIAN CORE PORTFOLIO (CLASS S)										
Value at beginning of period	$21.34	$17.78	$16.61	$16.34	$14.68	$11.03	$9.96	$10.58	$9.57	$7.37
Value at end of period	$19.16	$21.34	$17.78	$16.61	$16.34	$14.68	$11.03	$9.96	$10.58	$9.57
Number of accumulation units outstanding at end of period	659	0	543	470	533	0	0	0	0	0

Condensed Financial Information (continued)

	2018	2017	2016	2015	2014	2013	2012	2011	2010	2009
VY® COLUMBIA SMALL CAP VALUE II PORTFOLIO (CLASS S)										
(Funds were first received in this option during April 2010)										
Value at beginning of period	$19.99	$18.26	$14.95	$15.61	$15.15	$10.97	$9.73	$10.13	$9.44	
Value at end of period	$16.23	$19.99	$18.26	$14.95	$15.61	$15.15	$10.97	$9.73	$10.13	
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	0	0	3,344	
VY® JPMORGAN SMALL CAP CORE EQUITY PORTFOLIO (CLASS S)										
(Funds were first received in this option during February 2017)										
Value at beginning of period	$28.44	$25.13								
Value at end of period	$25.09	$28.44								
Number of accumulation units outstanding at end of period	788	1,160								
VY® PIONEER HIGH YIELD PORTFOLIO (CLASS S)										
(Funds were first received in this option during February 2017)										
Value at beginning of period	$20.19	$19.46								
Value at end of period	$19.35	$20.19								
Number of accumulation units outstanding at end of period	833	636								
VY® T. ROWE PRICE DIVERSIFIED MID CAP GROWTH PORTFOLIO (CLASS I)										
(Funds were first received in this option during October 2014)										
Value at beginning of period	$25.77	$20.92	$19.73	$19.59	$18.16					
Value at end of period	$24.62	$25.77	$20.92	$19.73	$19.59					
Number of accumulation units outstanding at end of period	1,122	0	557	314	248					
VY® T. ROWE PRICE DIVERSIFIED MID CAP GROWTH PORTFOLIO (CLASS S)										
(Funds were first received in this option during December 2012)										
Value at beginning of period	$28.07	$22.85	$21.60	$21.51	$19.52	$14.67	$14.35			
Value at end of period	$26.75	$28.07	$22.85	$21.60	$21.51	$19.52	$14.67			
Number of accumulation units outstanding at end of period	0	0	0	354	329	257	166			
VY® TEMPLETON FOREIGN EQUITY PORTFOLIO (CLASS S)										
(Funds were first received in this option during December 2012)										
Value at beginning of period	$13.19	$10.96	$10.92	$11.47	$12.48	$10.54	$10.08			
Value at end of period	$11.05	$13.19	$10.96	$10.92	$11.47	$12.48	$10.54			
Number of accumulation units outstanding at end of period	0	750	0	24	13	18	11			
WELLS FARGO SPECIAL SMALL CAP VALUE FUND (CLASS A)										
(Funds were first received in this option during October 2017)										
Value at beginning of period	$28.46	$27.49								
Value at end of period	$24.17	$28.46								
Number of accumulation units outstanding at end of period	20	20								

TABLE 28

FOR CONTRACTS WITH A DAILY ASSET CHARGE OF 1.35%

(Selected data for accumulation units outstanding throughout each period)

	2018	2017	2016	2015	2014	2013	2012	2011	2010	2009
AMERICAN FUNDS® – FUNDAMENTAL INVESTORS℠ (CLASS R-3)										
Value at beginning of period	$18.79	$15.49	$14.00	$13.77	$12.86	$9.94	$8.63	$8.94	$7.97	$6.08
Value at end of period	$17.25	$18.79	$15.49	$14.00	$13.77	$12.86	$9.94	$8.63	$8.94	$7.97
Number of accumulation units outstanding at end of period	0	0	319	197	581	0	914	0	9,859	538

Condensed Financial Information (continued)

	2018	2017	2016	2015	2014	2013	2012	2011	2010	2009
AMERICAN FUNDS® - NEW PERSPECTIVE FUND® (CLASS R-3)										
Value at beginning of period	$26.76	$21.12	$21.09	$20.36	$20.06	$16.08	$13.54	$14.91	$13.45	$9.94
Value at end of period	$24.78	$26.76	$21.12	$21.09	$20.36	$20.06	$16.08	$13.54	$14.91	$13.45
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	0	1,809	5,974	1,952
DODGE & COX STOCK FUND										
(Funds were first received in this option during September 2017)										
Value at beginning of period	$25.16	$23.13								
Value at end of period	$22.95	$25.16								
Number of accumulation units outstanding at end of period	234	279								
FRANKLIN MUTUAL GLOBAL DISCOVERY FUND (CLASS R)										
Value at beginning of period	$25.03	$23.21	$20.95	$22.08	$21.36	$17.32	$15.52	$16.25	$14.86	$12.48
Value at end of period	$21.92	$25.03	$23.21	$20.95	$22.08	$21.36	$17.32	$15.52	$16.25	$14.86
Number of accumulation units outstanding at end of period	740	618	577	514	423	934	1,107	460	330	2,862
T. ROWE PRICE MID-CAP VALUE FUND (R CLASS)										
Value at beginning of period	$29.41	$26.84	$21.99	$23.19	$21.36	$16.54	$14.09	$15.08	$13.19	$9.16
Value at end of period	$25.80	$29.41	$26.84	$21.99	$23.19	$21.36	$16.54	$14.09	$15.08	$13.19
Number of accumulation units outstanding at end of period	0	0	0	0	0	52	0	0	0	0
VOYA GLOBAL BOND PORTFOLIO (CLASS S)										
Value at beginning of period	$12.61	$11.69	$11.18	$11.86	$12.01	$12.71	$11.97	$11.72	$10.28	$8.59
Value at end of period	$12.17	$12.61	$11.69	$11.18	$11.86	$12.01	$12.71	$11.97	$11.72	$10.28
Number of accumulation units outstanding at end of period	0	0	0	11	0	3	0	865	1,607	3,037
VOYA GLOBAL EQUITY PORTFOLIO (CLASS I)										
(Funds were first received in this option during March 2015)										
Value at beginning of period	$11.90	$9.75	$9.32	$10.01						
Value at end of period	$10.70	$11.90	$9.75	$9.32						
Number of accumulation units outstanding at end of period	31	31	31	31						
VOYA GLOBAL REAL ESTATE FUND (CLASS A)										
(Funds were first received in this option during July 2014)										
Value at beginning of period	$21.59	$19.87	$20.12	$20.79	$20.50					
Value at end of period	$19.38	$21.59	$19.87	$20.12	$20.79					
Number of accumulation units outstanding at end of period	0	0	22	19	14					
VOYA GNMA INCOME FUND (CLASS A)										
Value at beginning of period	$13.64	$13.62	$13.58	$13.55	$13.09	$13.51	$13.31	$12.56	$11.99	$11.57
Value at end of period	$13.57	$13.64	$13.62	$13.58	$13.55	$13.09	$13.51	$13.31	$12.56	$11.99
Number of accumulation units outstanding at end of period	36	36	36	36	37	2,321	2,852	2,634	8,894	3,265
VOYA INDEX SOLUTION 2025 PORTFOLIO (CLASS S2)										
(Funds were first received in this option during April 2010)										
Value at beginning of period	$17.13	$15.18	$14.41	$14.85	$14.27	$12.37	$11.11	$11.46	$10.93	
Value at end of period	$16.01	$17.13	$15.18	$14.41	$14.85	$14.27	$12.37	$11.11	$11.46	
Number of accumulation units outstanding at end of period	17,425	21,324	2,395	113	3,037	0	0	50	14,366	
VOYA INDEX SOLUTION 2035 PORTFOLIO (CLASS S2)										
(Funds were first received in this option during April 2010)										
Value at beginning of period	$18.96	$16.27	$15.32	$15.80	$15.15	$12.61	$11.11	$11.66	$11.07	
Value at end of period	$17.37	$18.96	$16.27	$15.32	$15.80	$15.15	$12.61	$11.11	$11.66	
Number of accumulation units outstanding at end of period	10,356	10,492	2,707	4,481	216	0	0	409	8,911	
VOYA INDEX SOLUTION 2045 PORTFOLIO (CLASS S2)										
(Funds were first received in this option during April 2010)										
Value at beginning of period	$19.89	$16.81	$15.79	$16.33	$15.62	$12.78	$11.21	$11.87	$11.21	
Value at end of period	$17.95	$19.89	$16.81	$15.79	$16.33	$15.62	$12.78	$11.21	$11.87	
Number of accumulation units outstanding at end of period	13,034	13,018	6,084	3,668	5,560	0	0	1,575	1,851	

	2018	2017	2016	2015	2014	2013	2012	2011	2010	2009
VOYA INDEX SOLUTION 2055 PORTFOLIO (CLASS S2)										
(Funds were first received in this option during November 2014)										
Value at beginning of period	$19.34	$16.26	$15.30	$15.84	$15.77					
Value at end of period	$17.40	$19.34	$16.26	$15.30	$15.84					
Number of accumulation units outstanding at end of period	3,022	2,585	453	301	611					
VOYA INDEX SOLUTION INCOME PORTFOLIO (CLASS S2)										
(Funds were first received in this option during April 2015)										
Value at beginning of period	$13.88	$12.91	$12.49	$13.05						
Value at end of period	$13.22	$13.88	$12.91	$12.49						
Number of accumulation units outstanding at end of period	8,206	7,600	962	24						
VOYA MIDCAP OPPORTUNITIES PORTFOLIO (CLASS I)										
(Funds were first received in this option during July 2017)										
Value at beginning of period	$16.77	$15.42								
Value at end of period	$15.29	$16.77								
Number of accumulation units outstanding at end of period	5,935	6,161								
VOYA RUSSELL™ LARGE CAP GROWTH INDEX PORTFOLIO (CLASS S)										
(Funds were first received in this option during July 2009)										
Value at beginning of period	$33.31	$25.78	$24.58	$23.21	$20.86	$16.06	$14.24	$13.89	$12.52	$10.70
Value at end of period	$32.46	$33.31	$25.78	$24.58	$23.21	$20.86	$16.06	$14.24	$13.89	$12.52
Number of accumulation units outstanding at end of period	672	192	0	0	0	0	69	59	48	34
VOYA SMALLCAP OPPORTUNITIES PORTFOLIO (CLASS I)										
(Funds were first received in this option during September 2017)										
Value at beginning of period	$34.19	$32.04								
Value at end of period	$28.32	$34.19								
Number of accumulation units outstanding at end of period	95	184								
VOYA SMALL COMPANY PORTFOLIO (CLASS I)										
Value at beginning of period	$31.02	$28.25	$23.00	$23.50	$22.35	$16.45	$14.56	$15.13	$12.33	$9.80
Value at end of period	$25.75	$31.02	$28.25	$23.00	$23.50	$22.35	$16.45	$14.56	$15.13	$12.33
Number of accumulation units outstanding at end of period	0	0	4	0	1,632	2,461	82	3,528	874	2,400
VOYA SOLUTION 2025 PORTFOLIO (CLASS S2)										
(Funds were first received in this option during April 2010)										
Value at beginning of period	$17.41	$15.34	$14.70	$14.93	$14.36	$12.54	$11.22	$11.75	$11.04	
Value at end of period	$16.17	$17.41	$15.34	$14.70	$14.93	$14.36	$12.54	$11.22	$11.75	
Number of accumulation units outstanding at end of period	4	5	16,300	14,152	35,217	35,864	31,800	35,131	41,427	
VOYA SOLUTION 2035 PORTFOLIO (CLASS S2)										
(Funds were first received in this option during April 2010)										
Value at beginning of period	$18.98	$16.13	$15.41	$15.71	$15.10	$12.73	$11.23	$11.95	$11.20	
Value at end of period	$17.15	$18.98	$16.13	$15.41	$15.71	$15.10	$12.73	$11.23	$11.95	
Number of accumulation units outstanding at end of period	0	0	9,664	9,212	20,962	39,806	30,108	33,097	34,708	
VOYA SOLUTION 2045 PORTFOLIO (CLASS S2)										
(Funds were first received in this option during April 2010)										
Value at beginning of period	$19.90	$16.67	$15.90	$16.29	$15.59	$12.82	$11.27	$12.07	$11.25	
Value at end of period	$17.60	$19.90	$16.67	$15.90	$16.29	$15.59	$12.82	$11.27	$12.07	
Number of accumulation units outstanding at end of period	0	0	7,106	6,348	17,388	25,892	13,605	25,477	32,715	
VOYA SOLUTION 2055 PORTFOLIO (CLASS S2)										
(Funds were first received in this option during February 2011)										
Value at beginning of period	$19.13	$15.95	$15.22	$15.59	$14.89	$12.23	$10.75	$12.06		
Value at end of period	$16.85	$19.13	$15.95	$15.22	$15.59	$14.89	$12.23	$10.75		
Number of accumulation units outstanding at end of period	0	0	2,185	2,050	4,033	2,261	179	65		

Condensed Financial Information (continued)

	2018	2017	2016	2015	2014	2013	2012	2011	2010	2009
VOYA SOLUTION INCOME PORTFOLIO (CLASS S2)										
(Funds were first received in this option during April 2010)										
Value at beginning of period	$14.04	$13.03	$12.66	$12.85	$12.33	$11.70	$10.82	$10.94	$10.49	
Value at end of period	$13.40	$14.04	$13.03	$12.66	$12.85	$12.33	$11.70	$10.82	$10.94	
Number of accumulation units outstanding at end of period	20	21	9,085	9,680	4,355	3,890	720	3,225	7,474	
VY® CLARION REAL ESTATE PORTFOLIO (CLASS S)										
(Funds were first received in this option during September 2017)										
Value at beginning of period	$17.46	$17.22								
Value at end of period	$15.89	$17.46								
Number of accumulation units outstanding at end of period	264	27								
VY® COLUMBIA CONTRARIAN CORE PORTFOLIO (CLASS S)										
Value at beginning of period	$21.19	$17.66	$16.51	$16.25	$14.60	$10.99	$9.92	$10.55	$9.54	$7.35
Value at end of period	$19.02	$21.19	$17.66	$16.51	$16.25	$14.60	$10.99	$9.92	$10.55	$9.54
Number of accumulation units outstanding at end of period	0	0	0	0	0	753	1,831	534	713	1,044
VY® COLUMBIA SMALL CAP VALUE II PORTFOLIO (CLASS S)										
Value at beginning of period	$19.87	$18.16	$14.88	$15.54	$15.10	$10.93	$9.70	$10.11	$8.18	$6.65
Value at end of period	$16.12	$19.87	$18.16	$14.88	$15.54	$15.10	$10.93	$9.70	$10.11	$8.18
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	0	0	126	92
VY® JPMORGAN MID CAP VALUE PORTFOLIO (CLASS S)										
Value at beginning of period	$30.55	$27.23	$24.06	$25.16	$22.17	$17.09	$14.43	$14.36	$11.84	$9.55
Value at end of period	$26.47	$30.55	$27.23	$24.06	$25.16	$22.17	$17.09	$14.43	$14.36	$11.84
Number of accumulation units outstanding at end of period	530	688	782	850	266	2	144	1,420	2,009	9,048
VY® PIONEER HIGH YIELD PORTFOLIO (CLASS S)										
Value at beginning of period	$20.07	$18.98	$16.89	$17.98	$18.20	$16.46	$14.41	$14.75	$12.59	$7.66
Value at end of period	$19.22	$20.07	$18.98	$16.89	$17.98	$18.20	$16.46	$14.41	$14.75	$12.59
Number of accumulation units outstanding at end of period	0	0	0	7	4,880	5,043	0	5,627	524	1,780
VY® T. ROWE PRICE DIVERSIFIED MID CAP GROWTH PORTFOLIO (CLASS I)										
Value at beginning of period	$25.62	$20.81	$19.63	$19.51	$17.68	$13.26	$11.57	$12.18	$9.61	$6.65
Value at end of period	$24.46	$25.62	$20.81	$19.63	$19.51	$17.68	$13.26	$11.57	$12.18	$9.61
Number of accumulation units outstanding at end of period	0	0	0	0	0	272	258	218	226	4,375
VY® TEMPLETON FOREIGN EQUITY PORTFOLIO (CLASS S)										
(Funds were first received in this option during July 2011)										
Value at beginning of period	$13.12	$10.90	$10.87	$11.42	$12.43	$10.51	$8.98	$10.53		
Value at end of period	$10.98	$13.12	$10.90	$10.87	$11.42	$12.43	$10.51	$8.98		
Number of accumulation units outstanding at end of period	0	0	0	0	1,320	292	0	1,537		

TABLE 29
FOR CONTRACTS WITH A DAILY ASSET CHARGE OF 1.40%
(Selected data for accumulation units outstanding throughout each period)

	2018	2017	2016	2015	2014	2013	2012	2011	2010	2009
AMERICAN FUNDS® - FUNDAMENTAL INVESTORS℠ (CLASS R-3)										
(Funds were first received in this option during February 2009)										
Value at beginning of period	$18.70	$15.42	$13.95	$13.73	$12.82	$9.92	$8.61	$8.93	$7.97	$5.73
Value at end of period	$17.15	$18.70	$15.42	$13.95	$13.73	$12.82	$9.92	$8.61	$8.93	$7.97
Number of accumulation units outstanding at end of period	0	0	0	0	0	473	294	0	0	871

	2018	2017	2016	2015	2014	2013	2012	2011	2010	2009
AMERICAN FUNDS® - NEW PERSPECTIVE FUND® (CLASS R-3)										
(Funds were first received in this option during February 2009)										
Value at beginning of period	$26.58	$20.98	$20.96	$20.24	$19.96	$16.01	$13.49	$14.86	$13.41	$9.30
Value at end of period	$24.59	$26.58	$20.98	$20.96	$20.24	$19.96	$16.01	$13.49	$14.86	$13.41
Number of accumulation units outstanding at end of period	0	0	0	18	26	27	35	35	35	36
AMERICAN FUNDS® - THE INCOME FUND OF AMERICA® (CLASS R-3)										
Value at beginning of period	$20.88	$18.75	$17.26	$17.83	$16.74	$14.41	$13.10	$12.63	$11.48	$9.38
Value at end of period	$19.46	$20.88	$18.75	$17.26	$17.83	$16.74	$14.41	$13.10	$12.63	$11.48
Number of accumulation units outstanding at end of period	0	0	0	763	625	246	749	736	867	755
VOYA GLOBAL BOND PORTFOLIO (CLASS S)										
(Funds were first received in this option during December 2011)										
Value at beginning of period	$12.54	$11.63	$11.13	$11.82	$11.97	$12.68	$11.94	$11.94		
Value at end of period	$12.10	$12.54	$11.63	$11.13	$11.82	$11.97	$12.68	$11.94		
Number of accumulation units outstanding at end of period	0	0	0	0	2,707	2,707	1,796	886		
VOYA GLOBAL REAL ESTATE FUND (CLASS A)										
(Funds were first received in this option during June 2012)										
Value at beginning of period	$21.50	$19.80	$20.05	$20.73	$18.51	$18.11	$16.45			
Value at end of period	$19.29	$21.50	$19.80	$20.05	$20.73	$18.51	$18.11			
Number of accumulation units outstanding at end of period	0	0	0	0	0	279	5			
VOYA INDEX SOLUTION 2025 PORTFOLIO (CLASS S2)										
(Funds were first received in this option during May 2011)										
Value at beginning of period	$17.06	$15.13	$14.37	$14.82	$14.24	$12.36	$11.10	$12.01		
Value at end of period	$15.94	$17.06	$15.13	$14.37	$14.82	$14.24	$12.36	$11.10		
Number of accumulation units outstanding at end of period	3,963	3,967	4,079	4,089	4,104	4,112	4,120	6,134		
VOYA INDEX SOLUTION 2035 PORTFOLIO (CLASS S2)										
(Funds were first received in this option during May 2011)										
Value at beginning of period	$18.88	$16.21	$15.27	$15.77	$15.12	$12.59	$11.10	$12.28		
Value at end of period	$17.29	$18.88	$16.21	$15.27	$15.77	$15.12	$12.59	$11.10		
Number of accumulation units outstanding at end of period	1,303	1,718	1,851	1,859	1,922	1,930	2,997	4,779		
VOYA INDEX SOLUTION 2045 PORTFOLIO (CLASS S2)										
(Funds were first received in this option during May 2011)										
Value at beginning of period	$19.82	$16.75	$15.75	$16.29	$15.59	$12.77	$11.19	$12.58		
Value at end of period	$17.88	$19.82	$16.75	$15.75	$16.29	$15.59	$12.77	$11.19		
Number of accumulation units outstanding at end of period	948	1,262	1,272	1,282	1,484	1,496	1,700	2,312		
VOYA INDEX SOLUTION INCOME PORTFOLIO (CLASS S2)										
(Funds were first received in this option during May 2011)										
Value at beginning of period	$13.82	$12.87	$12.45	$12.79	$12.26	$11.55	$10.81	$10.97		
Value at end of period	$13.16	$13.82	$12.87	$12.45	$12.79	$12.26	$11.55	$10.81		
Number of accumulation units outstanding at end of period	7,187	7,186	7,190	7,197	718	782	783	837		
VOYA MIDCAP OPPORTUNITIES PORTFOLIO (CLASS I)										
(Funds were first received in this option during July 2017)										
Value at beginning of period	$16.73	$15.39								
Value at end of period	$15.24	$16.73								
Number of accumulation units outstanding at end of period	0	0								
VOYA MULTI-MANAGER INTERNATIONAL SMALL CAP FUND (CLASS A)										
Value at beginning of period	$25.33	$19.04	$19.45	$18.27	$19.73	$15.57	$13.14	$16.18	$13.17	$9.19
Value at end of period	$19.47	$25.33	$19.04	$19.45	$18.27	$19.73	$15.57	$13.14	$16.18	$13.17
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	0	673	625	746

CFI 97

Condensed Financial Information (continued)

	2018	2017	2016	2015	2014	2013	2012	2011	2010	2009
VOYA SOLUTION 2025 PORTFOLIO (CLASS S2)										
(Funds were first received in this option during April 2010)										
Value at beginning of period	$17.35	$15.29	$14.66	$14.90	$14.33	$12.52	$11.21	$11.74	$11.04	
Value at end of period	$16.10	$17.35	$15.29	$14.66	$14.90	$14.33	$12.52	$11.21	$11.74	
Number of accumulation units outstanding at end of period	4	4	5	332	265	17,522	26,319	2,926	8,761	
VOYA SOLUTION 2035 PORTFOLIO (CLASS S2)										
(Funds were first received in this option during April 2010)										
Value at beginning of period	$18.90	$16.07	$15.36	$15.67	$15.07	$12.71	$11.21	$11.94	$11.20	
Value at end of period	$17.07	$18.90	$16.07	$15.36	$15.67	$15.07	$12.71	$11.21	$11.94	
Number of accumulation units outstanding at end of period	0	0	0	2,399	2,498	7,941	13,442	929	6,184	
VOYA SOLUTION 2045 PORTFOLIO (CLASS S2)										
(Funds were first received in this option during April 2010)										
Value at beginning of period	$19.83	$16.61	$15.85	$16.25	$15.56	$12.80	$11.25	$12.06	$11.25	
Value at end of period	$17.53	$19.83	$16.61	$15.85	$16.25	$15.56	$12.80	$11.25	$12.06	
Number of accumulation units outstanding at end of period	0	0	0	73	326	6,189	14,997	1,469	12,480	
VOYA SOLUTION 2055 PORTFOLIO (CLASS S2)										
(Funds were first received in this option during June 2012)										
Value at beginning of period	$19.05	$15.90	$15.18	$15.55	$14.86	$12.22	$11.41			
Value at end of period	$16.78	$19.05	$15.90	$15.18	$15.55	$14.86	$12.22			
Number of accumulation units outstanding at end of period	0	0	0	56	19	1,809	1,448			
VOYA SOLUTION INCOME PORTFOLIO (CLASS S2)										
(Funds were first received in this option during April 2010)										
Value at beginning of period	$13.98	$12.98	$12.62	$12.82	$12.31	$11.68	$10.81	$10.93	$10.49	
Value at end of period	$13.34	$13.98	$12.98	$12.62	$12.82	$12.31	$11.68	$10.81	$10.93	
Number of accumulation units outstanding at end of period	0	0	0	1,043	53	134	3,165	106	1,880	
VY® INVESCO COMSTOCK PORTFOLIO (CLASS S)										
Value at beginning of period	$22.93	$19.76	$17.01	$18.35	$17.05	$12.81	$10.95	$11.34	$9.99	$7.88
Value at end of period	$19.81	$22.93	$19.76	$17.01	$18.35	$17.05	$12.81	$10.95	$11.34	$9.99
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	0	0	818	773
VY® JPMORGAN MID CAP VALUE PORTFOLIO (CLASS S)										
Value at beginning of period	$30.34	$27.06	$23.92	$25.02	$22.06	$17.01	$14.37	$14.32	$11.81	$9.53
Value at end of period	$26.27	$30.34	$27.06	$23.92	$25.02	$22.06	$17.01	$14.37	$14.32	$11.81
Number of accumulation units outstanding at end of period	0	0	0	0	0	482	113	0	0	82
VY® PIONEER HIGH YIELD PORTFOLIO (CLASS S)										
Value at beginning of period	$19.95	$18.88	$16.80	$17.90	$18.13	$16.41	$14.37	$14.71	$12.57	$7.65
Value at end of period	$19.10	$19.95	$18.88	$16.80	$17.90	$18.13	$16.41	$14.37	$14.71	$12.57
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	5,022	0	5,754	6,845
VY® TEMPLETON FOREIGN EQUITY PORTFOLIO (CLASS S)										
Value at beginning of period	$13.04	$10.84	$10.82	$11.37	$12.39	$10.47	$8.95	$10.34	$9.66	$7.43
Value at end of period	$10.91	$13.04	$10.84	$10.82	$11.37	$12.39	$10.47	$8.95	$10.34	$9.66
Number of accumulation units outstanding at end of period	0	0	0	0	298	148	183	74	884	96

Condensed Financial Information (continued)

TABLE 30

FOR CONTRACTS WITH A DAILY ASSET CHARGE OF 1.45%

(Selected data for accumulation units outstanding throughout each period)

	2018	2017	2016	2015	2014	2013	2012	2011	2010	2009
AMERICAN CENTURY INVESTMENTS® INFLATION-ADJUSTED BOND FUND (INVESTOR CLASS)										
(Funds were first received in this option during May 2018)										
Value at beginning of period	$11.35									
Value at end of period	$11.07									
Number of accumulation units outstanding at end of period	242									
AMERICAN FUNDS® - FUNDAMENTAL INVESTORS℠ (CLASS R-3)										
(Funds were first received in this option during June 2011)										
Value at beginning of period	$18.61	$15.36	$13.89	$13.68	$12.79	$9.90	$8.60	$9.01		
Value at end of period	$17.06	$18.61	$15.36	$13.89	$13.68	$12.79	$9.90	$8.60		
Number of accumulation units outstanding at end of period	151	901	611	211	0	0	0	96		
AMERICAN FUNDS® - NEW PERSPECTIVE FUND® (CLASS R-3)										
Value at beginning of period	$26.39	$20.85	$20.84	$20.13	$19.86	$15.94	$13.43	$14.80	$13.37	$9.89
Value at end of period	$24.41	$26.39	$20.85	$20.84	$20.13	$19.86	$15.94	$13.43	$14.80	$13.37
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	14	30	491	1,688
BLACKROCK EQUITY DIVIDEND FUND (INVESTOR A SHARES)										
(Funds were first received in this option during May 2018)										
Value at beginning of period	$22.63									
Value at end of period	$20.66									
Number of accumulation units outstanding at end of period	43									
INVESCO MID CAP CORE EQUITY FUND (CLASS A)										
(Funds were first received in this option during May 2018)										
Value at beginning of period	$21.10									
Value at end of period	$18.56									
Number of accumulation units outstanding at end of period	58									
OPPENHEIMER GOLD & SPECIAL MINERALS FUND (CLASS A)										
(Funds were first received in this option during May 2018)										
Value at beginning of period	$5.95									
Value at end of period	$5.27									
Number of accumulation units outstanding at end of period	80									
VOYA GLOBAL BOND PORTFOLIO (CLASS S)										
(Funds were first received in this option during February 2009)										
Value at beginning of period	$12.48	$11.58	$11.08	$11.77	$11.93	$12.64	$11.91	$11.68	$10.25	$8.41
Value at end of period	$12.03	$12.48	$11.58	$11.08	$11.77	$11.93	$12.64	$11.91	$11.68	$10.25
Number of accumulation units outstanding at end of period	0	0	650	484	0	0	0	0	1,627	2,148
VOYA INDEX SOLUTION 2025 PORTFOLIO (CLASS S2)										
(Funds were first received in this option during April 2010)										
Value at beginning of period	$17.00	$15.07	$14.33	$14.78	$14.21	$12.34	$11.09	$11.45	$10.83	
Value at end of period	$15.86	$17.00	$15.07	$14.33	$14.78	$14.21	$12.34	$11.09	$11.45	
Number of accumulation units outstanding at end of period	3,641	0	0	2,811	0	2,843	0	0	7,724	
VOYA INDEX SOLUTION 2035 PORTFOLIO (CLASS S2)										
(Funds were first received in this option during April 2010)										
Value at beginning of period	$18.81	$16.15	$15.23	$15.73	$15.09	$12.57	$11.09	$11.65	$10.94	
Value at end of period	$17.21	$18.81	$16.15	$15.23	$15.73	$15.09	$12.57	$11.09	$11.65	
Number of accumulation units outstanding at end of period	1,218	0	0	3,699	234	1,114	0	0	5,718	

Condensed Financial Information (continued)

	2018	2017	2016	2015	2014	2013	2012	2011	2010	2009
VOYA INDEX SOLUTION 2045 PORTFOLIO (CLASS S2)										
(Funds were first received in this option during April 2010)										
Value at beginning of period	$19.74	$16.69	$15.70	$16.25	$15.56	$12.75	$11.18	$11.86	$11.05	
Value at end of period	$17.80	$19.74	$16.69	$15.70	$16.25	$15.56	$12.75	$11.18	$11.86	
Number of accumulation units outstanding at end of period	650	0	0	723	0	9,297	0	0	3,279	
VOYA INDEX SOLUTION 2055 PORTFOLIO (CLASS S2)										
(Funds were first received in this option during November 2013)										
Value at beginning of period	$19.19	$16.16	$15.22	$15.76	$15.07	$14.56				
Value at end of period	$17.25	$19.19	$16.16	$15.22	$15.76	$15.07				
Number of accumulation units outstanding at end of period	0	0	0	59	0	564				
VOYA INDEX SOLUTION INCOME PORTFOLIO (CLASS S2)										
(Funds were first received in this option during April 2010)										
Value at beginning of period	$13.77	$12.83	$12.42	$12.76	$12.24	$11.54	$10.80	$10.69	$10.38	
Value at end of period	$13.11	$13.77	$12.83	$12.42	$12.76	$12.24	$11.54	$10.80	$10.69	
Number of accumulation units outstanding at end of period	4,477	0	0	4,960	26	21	16	11	691	
VOYA SMALL COMPANY PORTFOLIO (CLASS I)										
Value at beginning of period	$30.59	$27.89	$22.73	$23.24	$22.13	$16.30	$14.44	$15.03	$12.26	$9.75
Value at end of period	$25.37	$30.59	$27.89	$22.73	$23.24	$22.13	$16.30	$14.44	$15.03	$12.26
Number of accumulation units outstanding at end of period	0	0	0	4	4	4	4	4	241	181
VOYA SOLUTION 2025 PORTFOLIO (CLASS S2)										
(Funds were first received in this option during April 2010)										
Value at beginning of period	$17.28	$15.23	$14.61	$14.86	$14.31	$12.50	$11.20	$11.74	$11.04	
Value at end of period	$16.03	$17.28	$15.23	$14.61	$14.86	$14.31	$12.50	$11.20	$11.74	
Number of accumulation units outstanding at end of period	0	0	0	0	1	0	0	5,248	9,785	
VOYA SOLUTION 2035 PORTFOLIO (CLASS S2)										
(Funds were first received in this option during April 2010)										
Value at beginning of period	$18.83	$16.01	$15.31	$15.63	$15.04	$12.70	$11.20	$11.94	$11.19	
Value at end of period	$16.99	$18.83	$16.01	$15.31	$15.63	$15.04	$12.70	$11.20	$11.94	
Number of accumulation units outstanding at end of period	2,568	2,570	2,571	4,201	4,517	4,488	5,301	7,892	8,113	
VOYA SOLUTION 2045 PORTFOLIO (CLASS S2)										
(Funds were first received in this option during April 2010)										
Value at beginning of period	$19.75	$16.55	$15.80	$16.21	$15.53	$12.79	$11.24	$12.06	$11.25	
Value at end of period	$17.45	$19.75	$16.55	$15.80	$16.21	$15.53	$12.79	$11.24	$12.06	
Number of accumulation units outstanding at end of period	780	967	970	689	694	687	692	1,908	6,494	
VOYA SOLUTION 2055 PORTFOLIO (CLASS S2)										
(Funds were first received in this option during June 2011)										
Value at beginning of period	$18.98	$15.85	$15.13	$15.51	$14.83	$12.20	$10.74	$11.49		
Value at end of period	$16.71	$18.98	$15.85	$15.13	$15.51	$14.83	$12.20	$10.74		
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	0	393		
VOYA SOLUTION INCOME PORTFOLIO (CLASS S2)										
(Funds were first received in this option during June 2011)										
Value at beginning of period	$13.93	$12.94	$12.59	$12.79	$12.28	$11.66	$10.80	$11.05		
Value at end of period	$13.28	$13.93	$12.94	$12.59	$12.79	$12.28	$11.66	$10.80		
Number of accumulation units outstanding at end of period	0	0	1,073	1,077	0	0	0	27		
VY® AMERICAN CENTURY SMALL-MID CAP VALUE PORTFOLIO (CLASS S)										
(Funds were first received in this option during February 2009)										
Value at beginning of period	$31.93	$29.15	$23.84	$24.62	$22.21	$17.15	$14.96	$15.67	$13.03	$8.89
Value at end of period	$26.95	$31.93	$29.15	$23.84	$24.62	$22.21	$17.15	$14.96	$15.67	$13.03
Number of accumulation units outstanding at end of period	0	0	0	34	34	245	246	248	0	592

Condensed Financial Information (continued)

	2018	2017	2016	2015	2014	2013	2012	2011	2010	2009
VY® COLUMBIA CONTRARIAN CORE PORTFOLIO (CLASS S)										
(Funds were first received in this option during February 2009)										
Value at beginning of period	$20.89	$17.44	$16.32	$16.08	$14.46	$10.89	$9.84	$10.47	$9.48	$6.69
Value at end of period	$18.74	$20.89	$17.44	$16.32	$16.08	$14.46	$10.89	$9.84	$10.47	$9.48
Number of accumulation units outstanding at end of period	95	95	95	95	96	96	419	421	0	956
VY® INVESCO COMSTOCK PORTFOLIO (CLASS S)										
(Funds were first received in this option during February 2009)										
Value at beginning of period	$22.78	$19.64	$16.91	$18.25	$16.97	$12.75	$10.90	$11.30	$9.96	$7.04
Value at end of period	$19.66	$22.78	$19.64	$16.91	$18.25	$16.97	$12.75	$10.90	$11.30	$9.96
Number of accumulation units outstanding at end of period	89	89	89	332	333	580	583	587	0	1,009
VY® JPMORGAN MID CAP VALUE PORTFOLIO (CLASS S)										
Value at beginning of period	$30.13	$26.88	$23.78	$24.88	$21.96	$16.93	$14.32	$14.27	$11.77	$9.50
Value at end of period	$26.08	$30.13	$26.88	$23.78	$24.88	$21.96	$16.93	$14.32	$14.27	$11.77
Number of accumulation units outstanding at end of period	77	77	77	121	118	145	140	421	269	116
VY® TEMPLETON FOREIGN EQUITY PORTFOLIO (CLASS S)										
(Funds were first received in this option during November 2009)										
Value at beginning of period	$12.96	$10.78	$10.76	$11.33	$12.34	$10.44	$8.93	$10.32	$9.64	$9.80
Value at end of period	$10.84	$12.96	$10.78	$10.76	$11.33	$12.34	$10.44	$8.93	$10.32	$9.64
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	0	0	74	74
WANGER SELECT										
(Funds were first received in this option during May 2018)										
Value at beginning of period	$23.84									
Value at end of period	$19.91									
Number of accumulation units outstanding at end of period	44									

TABLE 31
FOR CONTRACTS WITH A DAILY ASSET CHARGE OF 1.55%
(Selected data for accumulation units outstanding throughout each period)

	2018	2017	2016	2015	2014	2013	2012	2011	2010	2009
AMERICAN FUNDS® – FUNDAMENTAL INVESTORS℠ (CLASS R-3)										
(Funds were first received in this option during December 2010)										
Value at beginning of period	$18.43	$15.22	$13.79	$13.59	$12.71	$9.85	$8.57	$8.90	$8.67	
Value at end of period	$16.88	$18.43	$15.22	$13.79	$13.59	$12.71	$9.85	$8.57	$8.90	
Number of accumulation units outstanding at end of period	0	147	118	0	179	155	126	92	36	
EATON VANCE LARGE-CAP VALUE FUND (CLASS R)										
(Funds were first received in this option during February 2011)										
Value at beginning of period	$22.81	$20.23	$18.81	$19.36	$17.76	$13.98	$12.29	$13.44		
Value at end of period	$20.88	$22.81	$20.23	$18.81	$19.36	$17.76	$13.98	$12.29		
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	0	191		
VOYA GLOBAL EQUITY PORTFOLIO (CLASS I)										
(Funds were first received in this option during June 2016)										
Value at beginning of period	$11.83	$9.71	$9.10							
Value at end of period	$10.61	$11.83	$9.71							
Number of accumulation units outstanding at end of period	43	44	44							
VOYA INDEX SOLUTION 2025 PORTFOLIO (CLASS S2)										
(Funds were first received in this option during September 2010)										
Value at beginning of period	$16.86	$14.97	$14.25	$14.71	$14.16	$12.30	$11.07	$11.44	$10.39	
Value at end of period	$15.72	$16.86	$14.97	$14.25	$14.71	$14.16	$12.30	$11.07	$11.44	
Number of accumulation units outstanding at end of period	827	4,152	4,078	2,810	4,660	4,174	4,944	2,692	1,733	

Condensed Financial Information (continued)

	2018	2017	2016	2015	2014	2013	2012	2011	2010	2009
VOYA INDEX SOLUTION 2035 PORTFOLIO (CLASS S2)										
(Funds were first received in this option during April 2010)										
Value at beginning of period	$18.66	$16.04	$15.14	$15.65	$15.03	$12.54	$11.07	$11.64	$11.07	
Value at end of period	$17.06	$18.66	$16.04	$15.14	$15.65	$15.03	$12.54	$11.07	$11.64	
Number of accumulation units outstanding at end of period	1,053	2,163	3,823	441	4,976	3,289	3,712	1,778	1,128	
VOYA INDEX SOLUTION 2045 PORTFOLIO (CLASS S2)										
(Funds were first received in this option during April 2010)										
Value at beginning of period	$19.58	$16.58	$15.61	$16.17	$15.50	$12.71	$11.16	$11.85	$11.21	
Value at end of period	$17.64	$19.58	$16.58	$15.61	$16.17	$15.50	$12.71	$11.16	$11.85	
Number of accumulation units outstanding at end of period	2,097	3,208	5,814	10,060	7,403	5,494	10,237	2,646	1,369	
VOYA INDEX SOLUTION 2055 PORTFOLIO (CLASS S2)										
(Funds were first received in this option during October 2012)										
Value at beginning of period	$19.04	$16.05	$15.13	$15.69	$15.01	$12.30	$11.92			
Value at end of period	$17.10	$19.04	$16.05	$15.13	$15.69	$15.01	$12.30			
Number of accumulation units outstanding at end of period	17	17	407	622	0	35	523			
VOYA INDEX SOLUTION INCOME PORTFOLIO (CLASS S2)										
(Funds were first received in this option during December 2010)										
Value at beginning of period	$13.66	$12.74	$12.34	$12.70	$12.19	$11.50	$10.78	$10.68	$10.59	
Value at end of period	$12.99	$13.66	$12.74	$12.34	$12.70	$12.19	$11.50	$10.78	$10.68	
Number of accumulation units outstanding at end of period	5,528	9,625	8,315	2,857	1,559	1,928	1,695	1,702	1,446	
VOYA SOLUTION 2025 PORTFOLIO (CLASS S2)										
(Funds were first received in this option during April 2010)										
Value at beginning of period	$17.14	$15.13	$14.53	$14.79	$14.25	$12.47	$11.17	$11.73	$11.04	
Value at end of period	$15.88	$17.14	$15.13	$14.53	$14.79	$14.25	$12.47	$11.17	$11.73	
Number of accumulation units outstanding at end of period	711	715	720	782	311	1,186	983	784	721	
VOYA SOLUTION 2035 PORTFOLIO (CLASS S2)										
(Funds were first received in this option during April 2010)										
Value at beginning of period	$18.68	$15.90	$15.22	$15.56	$14.98	$12.66	$11.18	$11.93	$11.19	
Value at end of period	$16.84	$18.68	$15.90	$15.22	$15.56	$14.98	$12.66	$11.18	$11.93	
Number of accumulation units outstanding at end of period	0	0	0	56	55	44	36	11	929	
VOYA SOLUTION 2045 PORTFOLIO (CLASS S2)										
(Funds were first received in this option during April 2010)										
Value at beginning of period	$19.59	$16.44	$15.71	$16.13	$15.47	$12.75	$11.22	$12.05	$11.24	
Value at end of period	$17.29	$19.59	$16.44	$15.71	$16.13	$15.47	$12.75	$11.22	$12.05	
Number of accumulation units outstanding at end of period	2,680	2,682	2,900	2,903	2,907	3,496	3,157	440	3,025	
VOYA SOLUTION INCOME PORTFOLIO (CLASS S2)										
(Funds were first received in this option during August 2015)										
Value at beginning of period	$13.82	$12.85	$12.51	$12.80						
Value at end of period	$13.17	$13.82	$12.85	$12.51						
Number of accumulation units outstanding at end of period	390	391	394	394						
VY® AMERICAN CENTURY SMALL-MID CAP VALUE PORTFOLIO (CLASS S)										
(Funds were first received in this option during November 2015)										
Value at beginning of period	$31.49	$28.78	$23.56	$24.58						
Value at end of period	$26.55	$31.49	$28.78	$23.56						
Number of accumulation units outstanding at end of period	0	0	0	298						
VY® INVESCO COMSTOCK PORTFOLIO (CLASS S)										
Value at beginning of period	$22.46	$19.38	$16.71	$18.05	$16.80	$12.64	$10.82	$11.22	$9.90	$7.82
Value at end of period	$19.37	$22.46	$19.38	$16.71	$18.05	$16.80	$12.64	$10.82	$11.22	$9.90
Number of accumulation units outstanding at end of period	9	9	9	0	0	0	0	0	0	38

Condensed Financial Information (continued)

TABLE 32

FOR CERTAIN SUBACCOUNTS BEGINNING DURING OR AFTER FEBRUARY 2014 IN CONTRACTS WITH A DAILY ASSET CHARGE OF 1.00%
(Selected data for accumulation units outstanding throughout each period)

	2018	2017	2016
AMERICAN FUNDS® – CAPITAL WORLD GROWTH AND INCOME FUND[SM] (CLASS R-3)			
(Funds were first received in this option during June 2016)			
Value at beginning of period	$23.08	$18.75	$18.21
Value at end of period	$20.43	$23.08	$18.75
Number of accumulation units outstanding at end of period	0	0	1,026
LORD ABBETT DEVELOPING GROWTH FUND (CLASS A)			
(Funds were first received in this option during October 2017)			
Value at beginning of period	$27.03	$25.44	
Value at end of period	$28.07	$27.03	
Number of accumulation units outstanding at end of period	60	56	
MASSACHUSETTS INVESTORS GROWTH STOCK FUND (CLASS A)			
(Funds were first received in this option during October 2017)			
Value at beginning of period	$26.45	$24.76	
Value at end of period	$26.32	$26.45	
Number of accumulation units outstanding at end of period	519	485	
OPPENHEIMER INTERNATIONAL BOND FUND (CLASS A)			
(Funds were first received in this option during October 2017)			
Value at beginning of period	$11.87	$11.72	
Value at end of period	$11.04	$11.87	
Number of accumulation units outstanding at end of period	209	187	
VOYA INDEX SOLUTION 2025 PORTFOLIO (CLASS S2)			
(Funds were first received in this option during November 2018)			
Value at beginning of period	$17.17		
Value at end of period	$16.51		
Number of accumulation units outstanding at end of period	49		

TABLE 33

FOR CERTAIN SUBACCOUNTS BEGINNING DURING OR AFTER FEBRUARY 2012 IN CONTRACTS WITH A DAILY ASSET CHARGE OF 1.15%
(Selected data for accumulation units outstanding throughout each period)

	2018	2017	2016
AMERICAN CENTURY INVESTMENTS® INFLATION-ADJUSTED BOND FUND (INVESTOR CLASS)			
(Funds were first received in this option during September 2016)			
Value at beginning of period	$11.87	$11.69	$11.97
Value at end of period	$11.40	$11.87	$11.69
Number of accumulation units outstanding at end of period	0	0	2
AMERICAN FUNDS® – NEW PERSPECTIVE FUND® (CLASS R-3)			
(Funds were first received in this option during October 2018)			
Value at beginning of period	$26.35		
Value at end of period	$25.53		
Number of accumulation units outstanding at end of period	5		

Condensed Financial Information (continued)

	2018	2017	2016
FIDELITY® VIP EQUITY-INCOME PORTFOLIO (INITIAL CLASS)			
(Funds were first received in this option during May 2017)			
Value at beginning of period	$20.81	$18.94	
Value at end of period	$18.79	$20.81	
Number of accumulation units outstanding at end of period	132	117	
VOYA HIGH YIELD PORTFOLIO (CLASS S)			
(Funds were first received in this option during October 2018)			
Value at beginning of period	$18.85		
Value at end of period	$18.18		
Number of accumulation units outstanding at end of period	1		
VOYA INDEX PLUS SMALLCAP PORTFOLIO (CLASS I)			
(Funds were first received in this option during May 2017)			
Value at beginning of period	$25.48	$23.04	
Value at end of period	$21.98	$25.48	
Number of accumulation units outstanding at end of period	239	230	
VY® INVESCO EQUITY AND INCOME PORTFOLIO (CLASS S)			
(Funds were first received in this option during May 2017)			
Value at beginning of period	$12.70	$11.78	
Value at end of period	$11.34	$12.70	
Number of accumulation units outstanding at end of period	205	181	
VY® T. ROWE PRICE EQUITY INCOME PORTFOLIO (CLASS S)			
(Funds were first received in this option during October 2018)			
Value at beginning of period	$22.07		
Value at end of period	$20.83		
Number of accumulation units outstanding at end of period	5		

CFI 104

FOR MASTER APPLICATIONS ONLY

I hereby acknowledge receipt of Variable Annuity Account C Voya MAP Plus NP^{SM} Variable Annuity prospectus dated May 1, 2019.

____ Please send a Variable Annuity Account C Statement of Additional Information (Form No. SAI.109860-19) dated May 1, 2019.

CONTRACT HOLDER'S SIGNATURE

DATE

PRO.109860-19


VARIABLE ANNUITY ACCOUNT C
OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY


Statement of Additional Information
dated May 1, 2019

For
Voya MAP Plus NP^{SM}

This Statement of Additional Information is not a prospectus and should be read in conjunction with the current prospectus dated May 1, 2019. The contract offered in connection with the prospectus is a group deferred variable annuity contract funded through Variable Annuity Account C (the "separate account").

A free prospectus is available upon request from the local Voya Retirement Insurance and Annuity Company office or by writing to or calling:


Customer Service
P.O. Box 990063
Hartford, CT 06199-0063
1-800-584-6001


Read the prospectus before you invest. Unless otherwise indicated, terms used in this Statement of Additional Information shall have the same meaning as in the prospectus.

TABLE OF CONTENTS

GENERAL INFORMATION AND HISTORY

Voya Retirement Insurance and Annuity Company (the "Company," "we," "us" and "our") issues the contracts described in this prospectus and is responsible for providing each contract's insurance and annuity benefits. All guarantees and benefits provided under the contracts that are not related to the separate account are subject to the claims paying ability of the Company and our general account. We are a stock life insurance company organized under the insurance laws of the State of Connecticut in 1976. Prior to January 1, 2002, the Company was known as Aetna Life Insurance and Annuity Company. From January 1, 2002 until August 31, 2014, the Company was known as ING Life Insurance and Annuity Company.

We are an indirect, wholly owned subsidiary of Voya Financial, Inc. ("Voya"), which until April 7, 2014, was known as ING U.S., Inc. In May 2013, the common stock of Voya began trading on the New York Stock Exchange under the symbol "VOYA."

The Company serves as the depositor for the separate account.

Other than the daily asset charge, subaccount administrative adjustment charge (if any) and the transferred asset benefit charge (if applicable) described in the prospectus, all expenses incurred in the operations of the separate account are borne by the Company. However, the Company does receive compensation for certain administrative costs or distribution costs from the funds or affiliates of the funds used as funding options under the contract. (**See "FEES"** in the prospectus.)

The assets of the separate account are held by the Company. The separate account has no custodian. However, the funds in whose shares the assets of the separate account are invested each have custodians, as discussed in their respective prospectuses.

From this point forward, the term "contract(s)" refers only to those offered through the prospectus.

VARIABLE ANNUITY ACCOUNT C

Variable Annuity Account C is a separate account established by the Company for the purpose of funding variable annuity contracts issued by the Company. The separate account is registered with the Securities and Exchange Commission ("SEC") as a unit investment trust under the Investment Company Act of 1940, as amended. Purchase payments to accounts under the contract may be allocated to one or more of the subaccounts. Each subaccount invests in the shares of only one of the funds offered under the contract. We may make additions to, deletions from or substitutions of available investment options as permitted by law and subject to the conditions of the contract. The availability of the funds is subject to applicable regulatory authorization. Not all funds may be available in all jurisdictions, under all contracts, or under all plans.

A complete description of each of the funds, including their investment objectives, policies, risks and fees and expenses, is contained in the prospectus and statement of additional information for each of the funds.

OFFERING AND PURCHASE OF CONTRACTS

The Company is the depositor and the Company's subsidiary, Voya Financial Partners, LLC serves as the principal underwriter for the contracts. Voya Financial Partners, LLC, a Delaware limited liability company, is registered as a broker-dealer with the SEC. Voya Financial Partners, LLC is also a member of the Financial Industry Regulatory Authority and the Securities Investor Protection Corporation. Voya Financial Partners, LLC's principal office is located at One Orange Way, Windsor, CT 06095-4774.

The contracts are distributed through life insurance agents licensed to sell variable annuities who are registered representatives of Voya Financial Partners, LLC or of other registered broker-dealers who have entered into sales arrangements with Voya Financial Partners, LLC. The offering of the contracts is continuous. A description of the manner in which contracts are purchased may be found in the prospectus under the sections entitled **"CONTRACT OWNERSHIP AND RIGHTS"** and **"YOUR ACCOUNT VALUE."**

Compensation paid to the principal underwriter, Voya Financial Partners, LLC, for the years ending December 31, 2018, 2017 and 2016 amounted to $54,251,364.57, $53,079,777.93 and $51,308,844.30, respectively. These amounts reflect compensation paid to Voya Financial Partners, LLC attributable to regulatory and operating expenses associated with the distribution of all registered variable annuity products issued by Variable Annuity Account C of the Company.

As described in the prospectus, compensation paid to those who sell the contract can affect the daily asset charge applied. The following chart illustrates the maximum daily asset charge that may be applied under a contract depending upon the compensation option selected by the individual selling the contract, as of May 1, 2019.

Maximum Daily Asset Charge for Case Based Compensation

	First Case Year (Case Year 1 Only)	Renewal Year & Increase Deposits (All Case Years)	Takeover (Case Year 1 Only)	Asset Based (Starts Case Month 1)	Asset Based (Starts Case Month 13)	Maximum Daily Asset Charge
Option 1	1.00%	0.00%	1.00%	0.00%	0.15	1.10
Option 2	1.00%	0.00%	1.00%	0.00%	0.25	1.25
Option 3	1.00%	0.00%	1.00%	0.00%	0.30	1.30
Option 4	1.00%	0.00%	1.00%	0.00%	0.40	1.45
Option 5	1.00%	0.00%	1.00%	0.00%	0.50	1.55
Option 6	0.00%	0.00%	0.00%	0.40%	0.00	1.25
Option 7	0.00%	0.00%	0.00%	0.00%	0.00	0.75

Maximum Daily Asset Charge for Participant Based Compensation

	First Participant Year and Increases	Renewal Premium	Tax Free Exchanges/ Takeover Assets	Asset Based (Starts Participant Month 13)	Maximum Daily Asset Charge
Option 1	3.00	0.25	1.00	0.10	1.20
Option 2	2.00	0.50	2.00	0.25	1.55
Option 3	1.00	1.00	1.00	0.25	1.35

INCOME PHASE PAYMENTS

When you begin receiving payments under the contract during the income phase (see **"INCOME PHASE"** in the prospectus), the value of your account is determined using accumulation unit values as of the tenth valuation before the first income phase payment is due. Such value (less any applicable premium tax charge) is applied to provide income phase payments to you in accordance with the payment option and investment options elected.

The annuity option tables found in the contract show, for each option, the amount of the first income phase payment for each $1,000 of value applied. When you select variable income payments, your account value purchases annuity units ("Annuity Units") of the separate account subaccounts corresponding to the funds you select. The number of Annuity Units purchased is based on your account value and the value of each unit on the day the Annuity Units are purchased. Thereafter, variable payments fluctuate as the Annuity Unit value(s) fluctuates with the investment experience of the selected investment option(s). The first income phase payment and subsequent income phase payments also vary depending on the assumed net investment rate selected (3.5% or 5% per annum). Selection of a 5% rate causes a higher first income phase payment, but income phase payments will increase thereafter only to the extent that the net investment rate increases by more than 5% on an annual basis.

Income phase payments would decline if the rate failed to increase by 5%. Use of the 3.5% assumed rate causes a lower first income phase payment, but subsequent income phase payments would increase more rapidly or decline more slowly as changes occur in the net investment rate.

When the income phase begins, the annuitant is credited with a fixed number of Annuity Units (which does not change thereafter) in each of the designated investment options. This number is calculated by dividing (a) by (b), where (a) is the amount of the first income phase payment based upon a particular investment option, and (b) is the then current Annuity Unit value for that investment option. As noted, Annuity Unit values fluctuate from one valuation to the next (see "Your Account Value" in the prospectus); such fluctuations reflect changes in the net investment factor for the appropriate subaccount(s) (with a 10 day valuation lag which gives the Company time to process payments) and a mathematical adjustment which offsets the assumed net investment rate of 3.5% or 5% per annum.

The operation of all these factors can be illustrated by the following hypothetical example. These procedures will be performed separately for the investment options selected during the income phase.

EXAMPLE:

Assume that, at the date income phase payments are to begin, there are 3,000 accumulation units credited under a particular contract or account and that the value of an accumulation unit for the 10th valuation prior to retirement was $13.650000. This produces a total value of $40,950.

Assume also that no premium tax charge is payable and that the annuity table in the contract provides, for the income phase payment option elected, a first monthly variable income phase payment of $6.68 per $1000 of value applied; the annuitant's first monthly income phase payment would thus be 40.950 multiplied by $6.68, or $273.55.

Assume then that the value of an Annuity Unit upon the valuation on which the first income phase payment was due was $13.400000. When this value is divided into the first monthly income phase payment, the number of Annuity Units is determined to be 20.414. The value of this number of Annuity Units will be paid in each subsequent month.

Suppose there were 30 days between the initial and second payment valuation dates. If the net investment factor with respect to the appropriate subaccount is 1.0032737 as of the 10th valuation preceding the due date of the second monthly income phase payment, multiplying this factor by .9971779* = .9999058^30 (to take into account 30 days of the assumed net investment rate of 3.5% per annum built into the number of Annuity Units determined above) produces a result of 1.000442. This is then multiplied by the Annuity Unit value for the prior valuation ($13.40000 from above) to produce an Annuity Unit value of $13.405928 for the valuation occurring when the second income phase payment is due.

The second monthly income phase payment is then determined by multiplying the number of Annuity Units by the current Annuity Unit value, or 20.414 times $13.405928, which produces a payment of $273.67.

*   If an assumed net investment rate of 5% is elected, the appropriate factor to take into account such assumed rate would be .9959968 = .9998663^30.

PERFORMANCE REPORTING

We may advertise different types of historical performance for the subaccounts including:
• Standardized average annual total returns; and
• Non-standardized average annual total returns.

We may also advertise certain ratings, rankings or other information related to the Company, the subaccounts or the funds.

Standardized Average Annual Total Returns. We calculate standardized average annual total returns according to a formula prescribed by the SEC. This shows the percentage return applicable to $1,000 invested in the subaccount over the most recent month end, one, five and 10-year periods. If the investment option was not available for the full period, we give a history from the date money was first received in that option under the separate account or from the date the fund was first available under the separate account. As an alternative to providing the most recent month-end performance, we may provide a phone number, website or both where these returns may be obtained.

We include all recurring charges during each period (e.g., annual maintenance fees, daily asset charges, subaccount administrative adjustment charges (if any), transferred asset benefit charge (if applicable), and any applicable early withdrawal charges).

Non-Standardized Average Annual Total Returns. We calculate non-standardized average annual total returns in a similar manner as that stated above, except we may include returns that do not reflect the deduction of any applicable early withdrawal charge. If we reflected this charge in the calculation, it would decrease the level of performance reflected by the calculation. Non-standardized returns may also include monthly, quarterly, year-to-date and three-year periods, and may include returns calculated from the fund's inception date and/or the date the fund was added to the separate account.

SALES MATERIAL AND ADVERTISING

We may include hypothetical illustrations in our sales literature that explain the mathematical principles of dollar cost averaging, compounded interest, tax deferred accumulation, and the mechanics of variable annuity contracts. We may also discuss the difference between variable annuity contracts and other types of savings or investment products such as personal savings accounts and certificates of deposit.

We may distribute sales literature that compares the percentage change in accumulation unit values for any of the subaccounts to established market indices such as the Standard & Poor's 500 Stock Index and the Dow Jones Industrial Average or to the percentage change in values of other management investment companies that have investment objectives similar to the subaccount being compared.

We may publish in advertisements and reports, the ratings and other information assigned to us by one or more independent rating organizations such as A.M. Best Company, Duff & Phelps, Standard & Poor's Corporation and Moody's Investors Service, Inc. The purpose of the ratings is to reflect our financial strength and/or claims-paying ability. We may also quote ranking services such as Morningstar, Inc. and Lipper Analytical Services, Inc. which rank variable annuity or life subaccounts or their underlying funds by performance and/or investment objective. We may categorize the underlying funds in terms of the asset classes they represent and use such categories in marketing materials for the contracts. We may illustrate in advertisements the performance of the underlying funds, if accompanied by performance which also shows the performance of such funds reduced by applicable charges under the separate account. We may also show in advertisements the portfolio holdings of the underlying funds, updated at various intervals. From time to time, we will quote articles from newspapers and magazines or other publications or reports such as The Wall Street Journal, Money Magazine, USA Today and The VARDS Report.

We may provide in advertising, sales literature, periodic publications or other materials information on various topics of interest to current and prospective contract holders or participants. These topics may include the relationship between sectors of the economy and the economy as a whole and its effect on various securities markets, investment strategies and techniques (such as value investing, market timing, dollar cost averaging, asset allocation, constant ratio transfer and account rebalancing), the advantages and disadvantages of investing in tax-deferred and taxable investments, customer profiles and hypothetical purchase and investment scenarios, financial management and tax and retirement planning, and investment alternatives to certificates of deposit and other financial instruments, including comparison between the contracts and the characteristics of and market for such financial instruments.

EXPERTS

The statements of assets and liabilities of Variable Annuity Account C as of December 31, 2018, and the related statements of operations and changes in net assets for the periods disclosed in the financial statements, and the consolidated financial statements of the Company as of December 31, 2018 and 2017, and for each of the three years in the period ended December 31, 2018, included in the Statement of Additional Information, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon appearing elsewhere herein, and are included in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

The primary business address of Ernst & Young LLP is 200 Clarendon St., Boston, MA 02116.

FINANCIAL STATEMENTS

Variable Annuity Account C of

Voya Retirement Insurance and Annuity Company

Year Ended December 31, 2018

with Report of Independent Registered Public Accounting Firm

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VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Financial Statements
Year Ended December 31, 2018

Contents

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Ernst & Young LLP
Suite 1000
55 Ivan Allen Jr. Boulevard
Atlanta, GA 30308

Tel: +1 404 874 8300
Fax: +1 404 817 5589
ey.com

Report of Independent Registered Public Accounting Firm

To the Board of Directors of
Voya Retirement Insurance and Annuity Company and Contract
    Owners of Variable Annuity Account C of Voya Retirement
    Insurance and Annuity Company

Opinion on the Financial Statements

We have audited the accompanying statements of assets and liabilities of each of the subaccounts listed in the Appendix that comprise Variable Annuity Account C of Voya Retirement Insurance and Annuity Company (the Separate Account), as of December 31, 2018, the related statements of operations and the statements of changes in net assets for each of the periods indicated in the Appendix, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of each subaccount as of December 31, 2018, the results of its operations and changes in its net assets for each of the periods indicated in the Appendix, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Separate Account's management. Our responsibility is to express an opinion on each of the subaccounts' financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Separate Account in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our procedures included confirmation of securities owned as of December 31, 2018, by correspondence with the fund companies or their transfer agents, as applicable. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Ernst & Young LLP

We have served as the Separate Accounts Auditor since 2001.
April 3, 2019

Appendix

Subaccounts comprising Variable Annuity Account C of Voya Retirement Insurance and Annuity Company

Subaccounts	Operations	Statements of Changes in Net Assets
AB Relative Value Fund - Class A	For the year ended December 31, 2018	For each of the two years in the period ended December 31, 2018
AB VPS Growth and Income Portfolio - Class A		
Aberdeen International Equity Fund - Institutional Class		
Invesco Floating Rate Fund - Class R5		
Invesco Mid Cap Core Equity Fund - Class A		
Invesco Small Cap Growth Fund - Class A		
Invesco International Growth Fund - Class R5		
Invesco Endeavor Fund - Class A		
Invesco Global Health Care Fund - Investor Class		
Invesco High Yield Fund - Class R5		
Invesco American Value Fund - Class R5		
Invesco Energy Fund - Class R5		
Invesco Small Cap Value Fund - Class A		
Invesco V.I. American Franchise Fund - Series I Shares		
Invesco V.I. Core Equity Fund - Series I Shares		
Alger Capital Appreciation Fund - Class A		
Alger Responsible Investing Fund - Class A		
AllianzGI NFJ Dividend Value Fund - Class A		
AllianzGI NFJ Large-Cap Value Fund - Institutional Class		
AllianzGI NFJ Small-Cap Value Fund - Class A		
Amana Growth Fund - Investor Class		
Amana Income Fund - Investor Class		
American Balanced Fund® - Class R-3		
American Beacon Small Cap Value Fund - Investor Class		
American Century Investments® Inflation-Adjusted Bond Fund - Investor Class		
American Century Investments® Income & Growth Fund - A Class		
Fundamental Investors^{SM} - Class R-3		
Fundamental Investors^{SM} - Class R-4		
American Mutual Fund® - Class R-4		
AMG Managers Fairpointe Mid Cap Fund - Class N		
Ariel Appreciation Fund - Investor Class		
Ariel Fund - Investor Class		
Artisan International Fund - Investor Shares		
BlackRock Equity Dividend Fund - Investor A Shares		
BlackRock Health Sciences Opportunities Portfolio - Institutional Shares		
BlackRock Health Sciences Opportunities Portfolio - Investor A Shares		
BlackRock Mid Cap Dividend Fund - Institutional Shares		
BlackRock Mid Cap Dividend Fund - Investor A Shares		
Bond Fund of America^{SM} - Class R-4		
Calvert VP SRI Balanced Portfolio		
Capital Income Builder® - Class R-4		
Capital World Growth & Income Fund^{SM} - Class R-3		
Cohen & Steers Realty Shares, Inc.		
Columbia^{SM} Acorn® Fund - Class A		
Columbia^{SM} Acorn® Fund - Class Z		
Columbia Select Mid Cap Value Fund - Class A		
Columbia Select Mid Cap Value Fund - Institutional Class		
CRM Mid Cap Value Fund - Investor Shares		
Davis Financial Fund - Class Y		
Delaware Smid Cap Growth Fund - Institutional Class		
Delaware Small Cap Value Fund - Class A		
DWS Small Cap Growth Fund - Class S		
Deutsche Equity 500 Index Fund - Class S		
DFA Inflation-Protected Securities Portfolio - Institutional Class		
Emerging Markets Core Equity Portfolio - Institutional Class		
U.S. Targeted Value Portfolio - Institutional Class		
Dodge & Cox International Stock Fund		
Dodge & Cox Stock Fund		
Eaton Vance Large-Cap Value Fund - Class R		

Appendix

Subaccounts comprising Variable Annuity Account C of Voya Retirement Insurance and Annuity Company (continued)

Subaccounts	Operations	Statements of Changes in Net Assets
EuroPacific Growth Fund® - Class R-3		
EuroPacific Growth Fund® - Class R-4		
Fidelity Advisor® New Insights Fund - Class I		
Fidelity® VIP Equity-Income Portfolio - Initial Class		
Fidelity® VIP Growth Portfolio - Initial Class		
Fidelity® VIP High Income Portfolio - Initial Class		
Fidelity® VIP Overseas Portfolio - Initial Class		
Fidelity® VIP Contrafund® Portfolio - Initial Class		
Fidelity® VIP Index 500 Portfolio - Initial Class		
Fidelity® VIP Asset Manager Portfolio - Initial Class		
Franklin Mutual Global Discovery Fund - Class R		
Franklin Biotechnology Discovery Fund - Advisor Class		
Franklin Natural Resources Fund - Advisor Class		
Franklin Small-Mid Cap Growth Fund - Class A		
Franklin Small Cap Value VIP Fund - Class 2		
Goldman Sachs Growth Opportunities Fund - Class IR		
Growth Fund of America® - Class R-3		
Growth Fund of America® - Class R-4		
The Hartford Capital Appreciation Fund - Class R4		
The Hartford Dividend And Growth Fund - Class R4		
The Hartford International Opportunities Fund - Class R4		
Income Fund of America® - Class R-3		
Ivy Science and Technology Fund - Class Y		
Janus Henderson Balanced Portfolio - Institutional Shares		
Janus Henderson Enterprise Portfolio - Institutional Shares		
Janus Henderson Flexible Bond Portfolio - Institutional Shares		
Janus Henderson Global Research Portfolio - Institutional Shares		
Janus Henderson Research Portfolio - Institutional Shares		
JPMorgan Equity Income Fund - Select Class		
JPMorgan Government Bond Fund - Select Class		
Lazard International Equity Portfolio - Open Shares		
ClearBridge Aggressive Growth Fund - Class I		
LKCM Aquinas Catholic Equity Fund		
Loomis Sayles Small Cap Value Fund - Retail Class		
Loomis Sayles Limited Term Government and Agency Fund - Class Y		
Lord Abbett Developing Growth Fund - Class A		
Lord Abbett Core Fixed Income Fund - Class A		
Lord Abbett Short Duration Income Fund - Class R4		
Lord Abbett Mid Cap Stock Fund - Class A		
Lord Abbett Small Cap Value Fund - Class A		
Lord Abbett Fundamental Equity Fund - Class A		
Lord Abbett Series Fund - Mid Cap Stock Portfolio - Class VC		
MainStay Large Cap Growth Fund - Class R3		
Massachusetts Investors Growth Stock Fund - Class A		
Metropolitan West Total Return Bond Fund - Class I		
Metropolitan West Total Return Bond Fund - Class M		
MFS® New Discovery Fund - Class R3		
MFS® International Value Fund - Class R3		
Neuberger Berman Genesis Fund - Trust Class		
Neuberger Berman Sustainable Equity Fund - Institutional Class		
Neuberger Berman Sustainable Equity Fund - Trust Class		
New Perspective Fund® - Class R-3		
New Perspective Fund® - Class R-4		
New World Fund® - Class R-4		
Nuveen Global Infrastructure Fund - Class I		
Oppenheimer Capital Appreciation Fund - Class A		
Oppenheimer Developing Markets Fund - Class A		
Oppenheimer Developing Markets Fund - Class Y		
Oppenheimer Gold & Special Minerals Fund - Class A		
Oppenheimer International Bond Fund - Class A		

Appendix

Subaccounts comprising Variable Annuity Account C of Voya Retirement Insurance and Annuity Company (continued)

Subaccounts	Operations	Statements of Changes in Net Assets
Oppenheimer International Growth Fund - Class Y		
Oppenheimer International Small-Mid Company Fund - Class Y		
Oppenheimer Main Street Fund® - Class A		
Oppenheimer Main Street Fund®/VA		
Oppenheimer Main Street Small Cap Fund®/VA		
Oppenheimer Discovery Mid Cap Growth Fund/VA		
Oppenheimer Global Fund/VA		
Oppenheimer Global Strategic Income Fund/VA		
Parnassus Core Equity Fund^{SM} - Investor Shares		
Pax Balanced Fund - Investor Class		
PIMCO CommodityRealReturn Strategy Fund® - Administrative Class		
PIMCO Real Return Portfolio - Administrative Class		
Pioneer Equity Income Fund - Class Y		
Pioneer High Yield Fund - Class A		
Pioneer Strategic Income Fund - Class A		
Pioneer Equity Income VCT Portfolio - Class I		
Pioneer High Yield VCT Portfolio - Class I		
PGIM Jennison Utility Fund - Class Z		
Columbia Large Cap Value Fund - Advisor Class		
Royce Total Return Fund - K Class		
Ave Maria Rising Dividend Fund		
SMALLCAP World Fund® - Class R-4		
T. Rowe Price Institutional Large-Cap Growth Fund		
T. Rowe Price Mid-Cap Value Fund - R Class		
T. Rowe Price Value Fund - Advisor Class		
TCW Total Return Bond Fund - Class N		
Templeton Foreign Fund - Class A		
Templeton Global Bond Fund - Advisor Class		
Templeton Global Bond Fund - Class A		
Third Avenue Real Estate Value Fund - Institutional Class		
Thornburg International Value Fund - Class R4		
Touchstone Value Fund - Institutional Class		
USAA Precious Metals and Minerals Fund - Adviser Shares		
Diversified Value Portfolio		
Equity Income Portfolio		
Small Company Growth Portfolio		
Victory Integrity Small-Cap Value Fund - Class Y		
Victory Sycamore Established Value Fund - Class A		
Victory Sycamore Small Company Opportunity Fund - Class R		
Voya Balanced Portfolio - Class I		
Voya Large Cap Value Fund - Class A		
Voya Real Estate Fund - Class A		
Voya Floating Rate Fund - Class A		
Voya GNMA Income Fund - Class A		
Voya Intermediate Bond Fund - Class A		
Voya Intermediate Bond Portfolio - Class I		
Voya Intermediate Bond Portfolio - Class S		
Voya Global Perspectives® Portfolio - Class I		
Voya High Yield Portfolio - Adviser Class		
Voya High Yield Portfolio - Institutional Class		
Voya High Yield Portfolio - Service Class		
Voya Large Cap Growth Portfolio - Adviser Class		
Voya Large Cap Growth Portfolio - Institutional Class		
Voya Large Cap Growth Portfolio - Service Class		
Voya Large Cap Value Portfolio - Adviser Class		
Voya Large Cap Value Portfolio - Institutional Class		
Voya Large Cap Value Portfolio - Service Class		
Voya Limited Maturity Bond Portfolio - Adviser Class		
Voya U.S. Stock Index Portfolio - Institutional Class		
VY® BlackRock Inflation Protected Bond Portfolio - Adviser Class		

Appendix

Subaccounts comprising Variable Annuity Account C of Voya Retirement Insurance and Annuity Company (continued)

Subaccounts	Operations	Statements of Changes in Net Assets
VY® Clarion Global Real Estate Portfolio - Institutional Class		
VY® Clarion Real Estate Portfolio - Adviser Class		
VY® Clarion Real Estate Portfolio - Institutional Class		
VY® Clarion Real Estate Portfolio - Service Class		
VY® Invesco Growth and Income Portfolio - Institutional Class		
VY® Invesco Growth and Income Portfolio - Service Class		
VY® JPMorgan Emerging Markets Equity Portfolio - Adviser Class		
VY® JPMorgan Emerging Markets Equity Portfolio - Institutional Class		
VY® JPMorgan Emerging Markets Equity Portfolio - Service Class		
VY® JPMorgan Small Cap Core Equity Portfolio - Adviser Class		
VY® JPMorgan Small Cap Core Equity Portfolio - Institutional Class		
VY® JPMorgan Small Cap Core Equity Portfolio - Service Class		
VY® T. Rowe Price Capital Appreciation Portfolio - Adviser Class		
VY® T. Rowe Price Capital Appreciation Portfolio - Institutional Class		
VY® T. Rowe Price Capital Appreciation Portfolio - Service Class		
VY® T. Rowe Price Equity Income Portfolio - Adviser Class		
VY® T. Rowe Price Equity Income Portfolio - Service Class		
VY® T. Rowe Price International Stock Portfolio - Adviser Class		
VY® T. Rowe Price International Stock Portfolio - Service Class		
VY® Templeton Global Growth Portfolio - Institutional Class		
VY® Templeton Global Growth Portfolio - Service Class		
Voya Government Money Market Portfolio - Class I		
Voya Global Real Estate Fund - Class A		
Voya Multi-Manager International Small Cap Fund - Class A		
Voya Multi-Manager International Small Cap Fund - Class I		
Voya Global Bond Portfolio - Adviser Class		
Voya Global Bond Portfolio - Initial Class		
Voya Global Bond Portfolio - Service Class		
Voya Index Solution 2025 Portfolio - Initial Class		
Voya Index Solution 2025 Portfolio - Service Class		
Voya Index Solution 2025 Portfolio - Service 2 Class		
Voya Index Solution 2035 Portfolio - Initial Class		
Voya Index Solution 2035 Portfolio - Service Class		
Voya Index Solution 2035 Portfolio - Service 2 Class		
Voya Index Solution 2045 Portfolio - Initial Class		
Voya Index Solution 2045 Portfolio - Service Class		
Voya Index Solution 2045 Portfolio - Service 2 Class		
Voya Index Solution 2055 Portfolio - Initial Class		
Voya Index Solution 2055 Portfolio - Service Class		
Voya Index Solution 2055 Portfolio - Service 2 Class		
Voya Index Solution Income Portfolio - Initial Class		
Voya Index Solution Income Portfolio - Service Class		
Voya Index Solution Income Portfolio - Service 2 Class		
Voya Solution 2025 Portfolio - Adviser Class		
Voya Solution 2025 Portfolio - Initial Class		
Voya Solution 2025 Portfolio - Service Class		
Voya Solution 2025 Portfolio - Service 2 Class		
Voya Solution 2035 Portfolio - Adviser Class		
Voya Solution 2035 Portfolio - Initial Class		
Voya Solution 2035 Portfolio - Service Class		
Voya Solution 2035 Portfolio - Service 2 Class		
Voya Solution 2045 Portfolio - Adviser Class		
Voya Solution 2045 Portfolio - Initial Class		
Voya Solution 2045 Portfolio - Service Class		
Voya Solution 2045 Portfolio - Service 2 Class		
Voya Solution 2055 Portfolio - Initial Class		
Voya Solution 2055 Portfolio - Service Class		
Voya Solution 2055 Portfolio - Service 2 Class		
Voya Solution Balanced Portfolio - Service Class		
Voya Solution Income Portfolio - Adviser Class		

Appendix

Subaccounts comprising Variable Annuity Account C of Voya Retirement Insurance and Annuity Company (continued)

Subaccounts	Operations	Statements of Changes in Net Assets
Voya Solution Income Portfolio - Initial Class		
Voya Solution Income Portfolio - Service Class		
Voya Solution Income Portfolio - Service 2 Class		
Voya Solution Moderately Conservative Portfolio - Service Class		
VY® American Century Small-Mid Cap Value Portfolio - Adviser Class		
VY® American Century Small-Mid Cap Value Portfolio - Initial Class		
VY® American Century Small-Mid Cap Value Portfolio - Service Class		
VY® Baron Growth Portfolio - Adviser Class		
VY® Baron Growth Portfolio - Service Class		
VY® Columbia Contrarian Core Portfolio - Service Class		
VY® Columbia Small Cap Value II Portfolio - Adviser Class		
VY® Columbia Small Cap Value II Portfolio - Service Class		
VY® Invesco Comstock Portfolio - Adviser Class		
VY® Invesco Comstock Portfolio - Service Class		
VY® Invesco Equity and Income Portfolio - Adviser Class		
VY® Invesco Equity and Income Portfolio - Initial Class		
VY® Invesco Equity and Income Portfolio - Service Class		
VY® JPMorgan Mid Cap Value Portfolio - Adviser Class		
VY® JPMorgan Mid Cap Value Portfolio - Initial Class		
VY® JPMorgan Mid Cap Value Portfolio - Service Class		
VY® Oppenheimer Global Portfolio - Adviser Class		
VY® Oppenheimer Global Portfolio - Initial Class		
VY® Oppenheimer Global Portfolio - Service Class		
VY® Pioneer High Yield Portfolio - Initial Class		
VY® Pioneer High Yield Portfolio - Service Class		
VY® T. Rowe Price Diversified Mid Cap Growth Portfolio - Adviser Class		
VY® T. Rowe Price Diversified Mid Cap Growth Portfolio - Initial Class		
VY® T. Rowe Price Diversified Mid Cap Growth Portfolio - Service Class		
VY® T. Rowe Price Growth Equity Portfolio - Adviser Class		
VY® T. Rowe Price Growth Equity Portfolio - Initial Class		
VY® T. Rowe Price Growth Equity Portfolio - Service Class		
VY® Templeton Foreign Equity Portfolio - Adviser Class		
VY® Templeton Foreign Equity Portfolio - Initial Class		
VY® Templeton Foreign Equity Portfolio - Service Class		
Voya Corporate Leaders 100 Fund - Class I		
Voya Strategic Allocation Conservative Portfolio - Class I		
Voya Strategic Allocation Growth Portfolio - Class I		
Voya Strategic Allocation Moderate Portfolio - Class I		
Voya Growth and Income Portfolio - Class A		
Voya Growth and Income Portfolio - Class I		
Voya Growth and Income Portfolio - Class S		
Voya Global Equity Portfolio - Class I		
Voya Global Equity Portfolio - Class S		
Voya Index Plus LargeCap Portfolio - Class I		
Voya Index Plus LargeCap Portfolio - Class S		
Voya Index Plus MidCap Portfolio - Class I		
Voya Index Plus MidCap Portfolio - Class S		
Voya Index Plus SmallCap Portfolio - Class I		
Voya Index Plus SmallCap Portfolio - Class S		
Voya International Index Portfolio - Class I		
Voya International Index Portfolio - Class S		
Voya Russell™ Large Cap Growth Index Portfolio - Class I		
Voya Russell™ Large Cap Growth Index Portfolio - Class S		
Voya Russell™ Large Cap Index Portfolio - Class I		
Voya Russell™ Large Cap Index Portfolio - Class S		
Voya Russell™ Large Cap Value Index Portfolio - Class I		
Voya Russell™ Large Cap Value Index Portfolio - Class S		
Voya Russell™ Mid Cap Growth Index Portfolio - Class S		
Voya Russell™ Mid Cap Index Portfolio - Class I		
Voya Russell™ Small Cap Index Portfolio - Class I		

Appendix

Subaccounts comprising Variable Annuity Account C of Voya Retirement Insurance and Annuity Company (continued)

Subaccounts	Operations	Statements of Changes in Net Assets
Voya Small Company Portfolio - Class I		
Voya Small Company Portfolio - Class S		
Voya U.S. Bond Index Portfolio - Class I		
Voya MidCap Opportunities Portfolio - Class I		
Voya MidCap Opportunities Portfolio - Class S		
Voya SmallCap Opportunities Portfolio - Class I		
Voya SmallCap Opportunities Portfolio - Class S		
Wanger International		
Wanger Select		
Wanger USA		
Washington Mutual Investors Fund^{SM} - Class R-3		
Washington Mutual Investors Fund^{SM} - Class R-4		
Wells Fargo Small Cap Value Fund - Class A		
Wells Fargo Small Company Growth Fund - Administrator Class		
Wells Fargo Special Small Cap Value Fund - Class A		
Federated International Leaders Fund - Institutional Shares	For the year ended December 31, 2018	For the year ended December 31, 2018 and for the period from October 4, 2017 (commencement of operations) through December 31, 2017
Cohen & Steers Real Estate Securities Fund, Inc. - Class A	For the period from June 6, 2018 (commencement of operations) through December 31, 2018	
Vanguard® Total Bond Market Index Fund - Investor Shares	For the period from May 25, 2018 (commencement of operations) through December 31, 2018	

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2018
(Dollars in thousands)

	AB Relative Value Fund - Class A	AB VPS Growth and Income Portfolio - Class A	Aberdeen International Equity Fund - Institutional Class	Invesco Floating Rate Fund - Class R5	Invesco Mid Cap Core Equity Fund - Class A
Assets					
Investments in mutual funds at fair value	$ 174	$ 572	$ 12,452	$ 279	$ 3,104
Total assets	174	572	12,452	279	3,104
Net assets	$ 174	$ 572	$ 12,452	$ 279	$ 3,104
Net assets					
Accumulation units	$ 174	$ 572	$ 12,452	$ 279	$ 3,104
Contracts in payout (annuitization)	—	—	—	—	—
Total net assets	$ 174	$ 572	$ 12,452	$ 279	$ 3,104
Total number of mutual fund shares	36,302	20,589	961,567	38,587	182,286
Cost of mutual fund shares	$ 197	$ 617	$ 13,137	$ 292	$ 3,967

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2018
(Dollars in thousands)

	Invesco Small Cap Growth Fund - Class A	Invesco International Growth Fund - Class R5	Invesco Endeavor Fund - Class A	Invesco Global Health Care Fund - Investor Class	Invesco High Yield Fund - Class R5
Assets					
Investments in mutual funds at fair value	$ 91	$ 523	$ 14	$ 132	$ 533
Total assets	91	523	14	132	533
Net assets	$ 91	$ 523	$ 14	$ 132	$ 533
Net assets					
Accumulation units	$ 91	$ 523	$ 14	$ 132	$ 533
Contracts in payout (annuitization)	—	—	—	—	—
Total net assets	$ 91	$ 523	$ 14	$ 132	$ 533
Total number of mutual fund shares	2,946	18,375	921	4,002	139,132
Cost of mutual fund shares	$ 104	$ 612	$ 17	$ 145	$ 569

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2018
(Dollars in thousands)

	Invesco American Value Fund - Class R5		Invesco Energy Fund - Class R5		Invesco Small Cap Value Fund - Class A		Invesco V.I. American Franchise Fund - Series I Shares		Invesco V.I. Core Equity Fund - Series I Shares	
Assets										
Investments in mutual funds at fair value	$	754	$	44	$	60	$	26,539	$	27,039
Total assets		754		44		60		26,539		27,039
Net assets	$	754	$	44	$	60	$	26,539	$	27,039
Net assets										
Accumulation units	$	754	$	44	$	60	$	26,412	$	26,769
Contracts in payout (annuitization)		—		—		—		127		270
Total net assets	$	754	$	44	$	60	$	26,539	$	27,039
Total number of mutual fund shares		26,182		2,412		5,399		464,377		873,932
Cost of mutual fund shares	$	937	$	63	$	93	$	24,961	$	26,533

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2018
(Dollars in thousands)

	Alger Capital Appreciation Fund - Class A	Alger Responsible Investing Fund - Class A	AllianzGI NFJ Dividend Value Fund - Class A	AllianzGI NFJ Large-Cap Value Fund - Institutional Class	AllianzGI NFJ Small-Cap Value Fund - Class A
Assets					
Investments in mutual funds at fair value	$ 115	$ 6,124	$ 297	$ 6	$ 240
Total assets	115	6,124	297	6	240
Net assets	$ 115	$ 6,124	$ 297	$ 6	$ 240
Net assets					
Accumulation units	$ 115	$ 6,124	$ 297	$ 6	$ 240
Contracts in payout (annuitization)	—	—	—	—	—
Total net assets	$ 115	$ 6,124	$ 297	$ 6	$ 240
Total number of mutual fund shares	5,241	669,969	27,711	259	18,953
Cost of mutual fund shares	$ 128	$ 6,780	$ 359	$ 5	$ 372

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2018
(Dollars in thousands)

	Amana Growth Fund - Investor Class	Amana Income Fund - Investor Class	American Balanced Fund® - Class R-3	American Beacon Small Cap Value Fund - Investor Class	American Century Investments® Inflation-Adjusted Bond Fund - Investor Class
Assets					
Investments in mutual funds at fair value	$ 46,429	$ 66,562	$ 2,791	$ 315	$ 29,126
Total assets	46,429	66,562	2,791	315	29,126
Net assets	$ 46,429	$ 66,562	$ 2,791	$ 315	$ 29,126
Net assets					
Accumulation units	$ 46,429	$ 66,562	$ 2,791	$ 315	$ 29,126
Contracts in payout (annuitization)	—	—	—	—	—
Total net assets	$ 46,429	$ 66,562	$ 2,791	$ 315	$ 29,126
Total number of mutual fund shares	1,341,865	1,462,583	112,685	16,366	2,640,628
Cost of mutual fund shares	$ 44,283	$ 62,023	$ 2,830	$ 422	$ 30,833

The accompanying notes are an integral part of these financial statements.

Statements of Assets and Liabilities
December 31, 2018
(Dollars in thousands)

	American Century Investments® Income & Growth Fund - A Class		Fundamental Investors^{SM} - Class R-3		Fundamental Investors^{SM} - Class R-4		American Mutual Fund® - Class R-4		AMG Managers Fairpointe Mid Cap Fund - Class N	
Assets										
Investments in mutual funds										
at fair value	$	9,812	$	889	$	97,554	$	9,173	$	22,907
Total assets		9,812		889		97,554		9,173		22,907
Net assets	$	9,812	$	889	$	97,554	$	9,173	$	22,907
Net assets										
Accumulation units	$	9,812	$	889	$	97,554	$	9,173	$	22,907
Contracts in payout (annuitization)		—		—		—		—		—
Total net assets	$	9,812	$	889	$	97,554	$	9,173	$	22,907
Total number of mutual fund shares		301,361		17,038		1,869,929		245,394		717,424
Cost of mutual fund shares	$	10,785	$	986	$	97,750	$	9,395	$	28,794

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2018
(Dollars in thousands)

	Ariel Appreciation Fund - Investor Class	Ariel Fund - Investor Class	Artisan International Fund - Investor Shares	BlackRock Equity Dividend Fund - Investor A Shares	BlackRock Health Sciences Opportunities Portfolio - Institutional Shares
Assets					
Investments in mutual funds at fair value	$ 412	$ 9,051	$ 9,892	$ 769	$ 6,535
Total assets	412	9,051	9,892	769	6,535
Net assets	$ 412	$ 9,051	$ 9,892	$ 769	$ 6,535
Net assets					
Accumulation units	$ 412	$ 9,051	$ 9,892	$ 769	$ 6,535
Contracts in payout (annuitization)	—	—	—	—	—
Total net assets	$ 412	$ 9,051	$ 9,892	$ 769	$ 6,535
Total number of mutual fund shares	10,682	163,605	364,498	41,248	115,997
Cost of mutual fund shares	$ 525	$ 10,929	$ 11,017	$ 905	$ 6,646

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2018
(Dollars in thousands)

	BlackRock Health Sciences Opportunities Portfolio - Investor A Shares	BlackRock Mid Cap Dividend Fund - Institutional Shares	BlackRock Mid Cap Dividend Fund - Investor A Shares	Bond Fund of America^{SM} - Class R-4	Calvert VP SRI Balanced Portfolio
Assets					
Investments in mutual funds at fair value	$ 24,939	$ 188	$ 11,923	$ 10,636	$ 45,323
Total assets	24,939	188	11,923	10,636	45,323
Net assets	$ 24,939	$ 188	$ 11,923	$ 10,636	$ 45,323
Net assets					
Accumulation units	$ 24,939	$ 188	$ 11,923	$ 10,636	$ 45,089
Contracts in payout (annuitization)	—	—	—	—	234
Total net assets	$ 24,939	$ 188	$ 11,923	$ 10,636	$ 45,323
Total number of mutual fund shares	465,197	12,219	814,398	846,173	23,362,216
Cost of mutual fund shares	$ 24,069	$ 231	$ 14,988	$ 10,817	$ 45,131

The accompanying notes are an integral part of these financial statements.

Statements of Assets and Liabilities
December 31, 2018
(Dollars in thousands)

	Capital Income Builder® - Class R-4		Capital World Growth & Income Fund^{SM} - Class R-3		Cohen & Steers Real Estate Securities Fund, Inc. - Class A		Cohen & Steers Realty Shares, Inc.		Columbia^{SM} Acorn® Fund - Class A	
Assets										
Investments in mutual funds										
at fair value	$	4,575	$	557	$	53	$	7,400	$	58
Total assets		4,575		557		53		7,400		58
Net assets	$	4,575	$	557	$	53	$	7,400	$	58
Net assets										
Accumulation units	$	4,575	$	557	$	53	$	7,400	$	58
Contracts in payout (annuitization)		—		—		—		—		—
Total net assets	$	4,575	$	557	$	53	$	7,400	$	58
Total number of mutual fund shares		81,243		13,113		3,875		127,151		5,422
Cost of mutual fund shares	$	4,903	$	611	$	56	$	8,688	$	86

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2018
(Dollars in thousands)

	Columbia^{SM} Acorn® Fund - Class Z	Columbia Select Mid Cap Value Fund - Class A	Columbia Select Mid Cap Value Fund - Institutional Class	CRM Mid Cap Value Fund - Investor Shares	Davis Financial Fund - Class Y
Assets					
Investments in mutual funds					
at fair value	$ 5	$ 7,411	$ 2	$ 296	$ 51
Total assets	5	7,411	2	296	51
Net assets	$ 5	$ 7,411	$ 2	$ 296	$ 51
Net assets					
Accumulation units	$ 5	$ 7,411	$ 2	$ 296	$ 51
Contracts in payout (annuitization)	—	—	—	—	—
Total net assets	$ 5	$ 7,411	$ 2	$ 296	$ 51
Total number of mutual fund shares	379	832,658	214	16,706	1,181
Cost of mutual fund shares	$ 6	$ 11,626	$ 3	$ 366	$ 63

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2018
(Dollars in thousands)

	Delaware Smid Cap Growth Fund - Institutional Class	Delaware Small Cap Value Fund - Class A	DWS Small Cap Growth Fund - Class S	Deutsche Equity 500 Index Fund - Class S	DFA Inflation-Protected Securities Portfolio - Institutional Class
Assets					
Investments in mutual funds at fair value	$ 11,472	$ 2,656	$ 16	$ 646	$ 1,050
Total assets	11,472	2,656	16	646	1,050
Net assets	$ 11,472	$ 2,656	$ 16	$ 646	$ 1,050
Net assets					
Accumulation units	$ 11,472	$ 2,656	$ 16	$ 646	$ 1,050
Contracts in payout (annuitization)	—	—	—	—	—
Total net assets	$ 11,472	$ 2,656	$ 16	$ 646	$ 1,050
Total number of mutual fund shares	428,526	53,295	628	3,798	92,595
Cost of mutual fund shares	$ 12,251	$ 3,300	$ 21	$ 795	$ 1,084

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2018
(Dollars in thousands)

	Emerging Markets Core Equity Portfolio - Institutional Class	U.S. Targeted Value Portfolio - Institutional Class	Dodge & Cox International Stock Fund	Dodge & Cox Stock Fund	Eaton Vance Large-Cap Value Fund - Class R
Assets					
Investments in mutual funds at fair value	$ 2,016	$ 13,073	$ 126	$ 156	$ 2
Total assets	2,016	13,073	126	156	2
Net assets	$ 2,016	$ 13,073	$ 126	$ 156	$ 2
Net assets					
Accumulation units	$ 2,016	$ 13,073	$ 126	$ 156	$ 2
Contracts in payout (annuitization)	—	—	—	—	—
Total net assets	$ 2,016	$ 13,073	$ 126	$ 156	$ 2
Total number of mutual fund shares	104,713	659,231	3,422	904	106
Cost of mutual fund shares	$ 2,147	$ 15,015	$ 133	$ 162	$ 2

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2018
(Dollars in thousands)

	EuroPacific Growth Fund® - Class R-3	EuroPacific Growth Fund® - Class R-4	Federated International Leaders Fund - Institutional Shares	Fidelity Advisor® New Insights Fund - Class I	Fidelity® VIP Equity-Income Portfolio - Initial Class
Assets					
Investments in mutual funds at fair value	$ 3,220	$ 275,861	$ 2	$ 2,475	$ 220,603
Total assets	3,220	275,861	2	2,475	220,603
Net assets	$ 3,220	$ 275,861	$ 2	$ 2,475	$ 220,603
Net assets					
Accumulation units	$ 3,220	$ 275,861	$ 2	$ 2,475	$ 217,981
Contracts in payout (annuitization)	—	—	—	—	2,622
Total net assets	$ 3,220	$ 275,861	$ 2	$ 2,475	$ 220,603
Total number of mutual fund shares	73,005	6,252,507	66	91,181	10,829,779
Cost of mutual fund shares	$ 3,538	$ 252,571	$ 2	$ 2,681	$ 222,010

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2018
(Dollars in thousands)

	Fidelity® VIP Growth Portfolio - Initial Class	Fidelity® VIP High Income Portfolio - Initial Class	Fidelity® VIP Overseas Portfolio - Initial Class	Fidelity® VIP Contrafund® Portfolio - Initial Class	Fidelity® VIP Index 500 Portfolio - Initial Class
Assets					
Investments in mutual funds at fair value	$ 319,689	$ 7,738	$ 25,131	$ 1,099,134	$ 243,084
Total assets	319,689	7,738	25,131	1,099,134	243,084
Net assets	$ 319,689	$ 7,738	$ 25,131	$ 1,099,134	$ 243,084
Net assets					
Accumulation units	$ 317,006	$ 7,715	$ 25,131	$ 1,092,510	$ 243,084
Contracts in payout (annuitization)	2,683	23	—	6,624	—
Total net assets	$ 319,689	$ 7,738	$ 25,131	$ 1,099,134	$ 243,084
Total number of mutual fund shares	5,064,788	1,556,965	1,313,702	34,208,953	962,861
Cost of mutual fund shares	$ 237,330	$ 8,562	$ 24,731	$ 966,177	$ 165,733

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2018
(Dollars in thousands)

	Fidelity® VIP Asset Manager Portfolio - Initial Class	Franklin Mutual Global Discovery Fund - Class R	Franklin Biotechnology Discovery Fund - Advisor Class	Franklin Natural Resources Fund - Advisor Class	Franklin Small-Mid Cap Growth Fund - Class A
Assets					
Investments in mutual funds at fair value	$ 14,470	$ 1,325	$ 274	$ 12	$ 278
Total assets	14,470	1,325	274	12	278
Net assets	$ 14,470	$ 1,325	$ 274	$ 12	$ 278
Net assets					
Accumulation units	$ 14,470	$ 1,325	$ 274	$ 12	$ 278
Contracts in payout (annuitization)	—	—	—	—	—
Total net assets	$ 14,470	$ 1,325	$ 274	$ 12	$ 278
Total number of mutual fund shares	1,057,781	51,016	2,180	551	9,404
Cost of mutual fund shares	$ 16,321	$ 1,562	$ 317	$ 15	$ 324

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2018
(Dollars in thousands)

	Franklin Small Cap Value VIP Fund - Class 2		Goldman Sachs Growth Opportunities Fund - Class IR		Growth Fund of America® - Class R-3		Growth Fund of America® - Class R-4		The Hartford Capital Appreciation Fund - Class R4	
Assets										
Investments in mutual funds										
at fair value	$	95,726	$	16	$	9,942	$	402,267	$	—
Total assets		95,726		16		9,942		402,267		—
Net assets	$	95,726	$	16	$	9,942	$	402,267	$	—
Net assets										
Accumulation units	$	94,740	$	16	$	9,942	$	402,267	$	—
Contracts in payout (annuitization)		986		—		—		—		—
Total net assets	$	95,726	$	16	$	9,942	$	402,267	$	—
Total number of mutual fund shares		6,556,577		1,028		237,159		9,500,865		4
Cost of mutual fund shares	$	120,964	$	22	$	10,254	$	334,245	$	—

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2018
(Dollars in thousands)

	The Hartford Dividend And Growth Fund - Class R4	The Hartford International Opportunities Fund - Class R4	Income Fund of America® - Class R-3	Ivy Science and Technology Fund - Class Y	Janus Henderson Balanced Portfolio - Institutional Shares
Assets					
Investments in mutual funds at fair value	$ 7	$ 1,479	$ 907	$ 12,191	$ 147
Total assets	7	1,479	907	12,191	147
Net assets	$ 7	$ 1,479	$ 907	$ 12,191	$ 147
Net assets					
Accumulation units	$ 7	$ 1,479	$ 907	$ 12,191	$ 147
Contracts in payout (annuitization)	—	—	—	—	—
Total net assets	$ 7	$ 1,479	$ 907	$ 12,191	$ 147
Total number of mutual fund shares	332	108,035	44,153	215,470	4,350
Cost of mutual fund shares	$ 8	$ 1,867	$ 958	$ 14,692	$ 125

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2018
(Dollars in thousands)

	Janus Henderson Enterprise Portfolio - Institutional Shares	Janus Henderson Flexible Bond Portfolio - Institutional Shares	Janus Henderson Global Research Portfolio - Institutional Shares	Janus Henderson Research Portfolio - Institutional Shares	JPMorgan Equity Income Fund - Select Class
Assets					
Investments in mutual funds at fair value	$ 263	$ 13	$ 66	$ 66	$ 1,490
Total assets	263	13	66	66	1,490
Net assets	$ 263	$ 13	$ 66	$ 66	$ 1,490
Net assets					
Accumulation units	$ 263	$ 13	$ 66	$ 66	$ 1,490
Contracts in payout (annuitization)	—	—	—	—	—
Total net assets	$ 263	$ 13	$ 66	66	$ 1,490
Total number of mutual fund shares	3,919	1,204	1,408	1,967	94,034
Cost of mutual fund shares	$ 225	$ 14	$ 49	$ 59	$ 1,547

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2018
(Dollars in thousands)

	JPMorgan Government Bond Fund - Select Class	Lazard International Equity Portfolio - Open Shares	ClearBridge Aggressive Growth Fund - Class I	LKCM Aquinas Catholic Equity Fund	Loomis Sayles Small Cap Value Fund - Retail Class
Assets					
Investments in mutual funds at fair value	$ 1,305	$ 736	$ 429	$ 26	$ 10,075
Total assets	1,305	736	429	26	10,075
Net assets	$ 1,305	$ 736	$ 429	$ 26	$ 10,075
Net assets					
Accumulation units	$ 1,305	$ 736	$ 429	$ 26	$ 10,075
Contracts in payout (annuitization)	—	—	—	—	—
Total net assets	$ 1,305	$ 736	$ 429	$ 26	$ 10,075
Total number of mutual fund shares	126,584	46,349	2,403	2,048	423,684
Cost of mutual fund shares	$ 1,298	$ 881	$ 527	$ 35	$ 13,764

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2018
(Dollars in thousands)

	Loomis Sayles Limited Term Government and Agency Fund - Class Y	Lord Abbett Developing Growth Fund - Class A	Lord Abbett Core Fixed Income Fund - Class A	Lord Abbett Short Duration Income Fund - Class R4	Lord Abbett Mid Cap Stock Fund - Class A
Assets					
Investments in mutual funds at fair value	$ 415	$ 108	$ 18	$ 5,944	$ 790
Total assets	415	108	18	5,944	790
Net assets	$ 415	$ 108	$ 18	$ 5,944	$ 790
Net assets					
Accumulation units	$ 415	$ 108	$ 18	$ 5,944	$ 790
Contracts in payout (annuitization)	—	—	—	—	—
Total net assets	$ 415	$ 108	$ 18	$ 5,944	$ 790
Total number of mutual fund shares	37,044	5,871	1,721	1,432,268	32,921
Cost of mutual fund shares	$ 422	$ 113	$ 19	$ 6,043	$ 735

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2018
(Dollars in thousands)

	Lord Abbett Small Cap Value Fund - Class A	Lord Abbett Fundamental Equity Fund - Class A	Lord Abbett Series Fund - Mid Cap Stock Portfolio - Class VC	MainStay Large Cap Growth Fund - Class R3	Massachusetts Investors Growth Stock Fund - Class A
Assets					
Investments in mutual funds at fair value	$ 820	$ 204	$ 61,697	$ 2	$ 77
Total assets	820	204	61,697	2	77
Net assets	$ 820	$ 204	$ 61,697	$ 2	$ 77
Net assets					
Accumulation units	$ 820	$ 204	$ 61,231	$ 2	$ 77
Contracts in payout (annuitization)	—	—	466	—	—
Total net assets	$ 820	$ 204	$ 61,697	$ 2	$ 77
Total number of mutual fund shares	54,709	18,827	3,106,612	299	3,042
Cost of mutual fund shares	$ 1,167	$ 235	$ 57,640	$ 3	$ 73

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2018
(Dollars in thousands)

	Metropolitan West Total Return Bond Fund - Class I	Metropolitan West Total Return Bond Fund - Class M	MFS® New Discovery Fund - Class R3	MFS® International Value Fund - Class R3	Neuberger Berman Genesis Fund - Trust Class
Assets					
Investments in mutual funds at fair value	$ 20,298	$ 21,058	$ 116	$ 647	$ 373
Total assets	20,298	21,058	116	647	373
Net assets	$ 20,298	$ 21,058	$ 116	$ 647	$ 373
Net assets					
Accumulation units	$ 20,298	$ 21,058	$ 116	$ 647	$ 373
Contracts in payout (annuitization)	—	—	—	—	—
Total net assets	$ 20,298	$ 21,058	$ 116	$ 647	$ 373
Total number of mutual fund shares	1,953,657	2,026,803	5,416	17,338	7,766
Cost of mutual fund shares	$ 20,764	$ 21,758	$ 149	$ 693	$ 436

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2018
(Dollars in thousands)

	Neuberger Berman Sustainable Equity Fund - Institutional Class	Neuberger Berman Sustainable Equity Fund - Trust Class	New Perspective Fund® - Class R-3	New Perspective Fund® - Class R-4	New World Fund® - Class R-4
Assets					
Investments in mutual funds at fair value	$ 2,662	$ 12,231	$ 1,712	$ 177,548	$ 1,095
Total assets	2,662	12,231	1,712	177,548	1,095
Net assets	$ 2,662	$ 12,231	$ 1,712	$ 177,548	$ 1,095
Net assets					
Accumulation units	$ 2,662	$ 12,231	$ 1,712	$ 177,548	$ 1,095
Contracts in payout (annuitization)	—	—	—	—	—
Total net assets	$ 2,662	$ 12,231	$ 1,712	$ 177,548	$ 1,095
Total number of mutual fund shares	81,664	373,477	46,502	4,783,091	19,208
Cost of mutual fund shares	$ 2,945	$ 13,770	$ 1,791	$ 168,920	$ 1,170

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2018
(Dollars in thousands)

	Nuveen Global Infrastructure Fund - Class I	Oppenheimer Capital Appreciation Fund - Class A	Oppenheimer Developing Markets Fund - Class A	Oppenheimer Developing Markets Fund - Class Y	Oppenheimer Gold & Special Minerals Fund - Class A
Assets					
Investments in mutual funds					
at fair value	$ 1,766	$ 66	$ 216,966	$ 42,564	$ 45
Total assets	1,766	66	216,966	42,564	45
Net assets	$ 1,766	$ 66	$ 216,966	$ 42,564	$ 45
Net assets					
Accumulation units	$ 1,766	$ 66	$ 216,966	$ 42,564	$ 45
Contracts in payout (annuitization)	—	—	—	—	—
Total net assets	$ 1,766	$ 66	$ 216,966	$ 42,564	$ 45
Total number of mutual fund shares	187,099	1,299	5,684,194	1,132,315	3,131
Cost of mutual fund shares	$ 1,997	$ 71	$ 184,183	$ 39,868	$ 47

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2018
(Dollars in thousands)

	Oppenheimer International Bond Fund - Class A		Oppenheimer International Growth Fund - Class Y		Oppenheimer International Small-Mid Company Fund - Class Y		Oppenheimer Main Street Fund® - Class A		Oppenheimer Main Street Fund®/VA	
Assets										
Investments in mutual funds										
at fair value	$	135	$	492	$	543	$	910	$	53
Total assets		135		492		543		910		53
Net assets	$	135	$	492	$	543	$	910	$	53
Net assets										
Accumulation units	$	135	$	492	$	543	$	910	$	—
Contracts in payout (annuitization)		—		—		—		—		53
Total net assets	$	135	$	492	$	543	$	910	$	53
Total number of mutual fund shares		25,111		14,178		13,548		22,975		1,991
Cost of mutual fund shares	$	147	$	551	$	607	$	1,149	$	50

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2018
(Dollars in thousands)

	Oppenheimer Main Street Small Cap Fund®/VA	Oppenheimer Discovery Mid Cap Growth Fund/VA	Oppenheimer Global Fund/VA	Oppenheimer Global Strategic Income Fund/VA	Parnassus Core Equity Fund^SM - Investor Shares
Assets					
Investments in mutual funds					
at fair value	$ 24,778	$ 14	$ 231	$ 90	$ 32,021
Total assets	24,778	14	231	90	32,021
Net assets	$ 24,778	$ 14	$ 231	$ 90	$ 32,021
Net assets					
Accumulation units	$ 24,778	$ —	$ 231	$ 90	$ 32,021
Contracts in payout (annuitization)	—	14	—	—	—
Total net assets	$ 24,778	$ 14	$ 231	$ 90	$ 32,021
Total number of mutual fund shares	1,216,972	204	6,076	19,332	821,262
Cost of mutual fund shares	$ 29,959	$ 16	$ 177	$ 100	$ 33,042

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2018
(Dollars in thousands)

	Pax Balanced Fund - Investor Class	PIMCO CommodityRealReturn Strategy Fund® - Administrative Class	PIMCO Real Return Portfolio - Administrative Class	Pioneer Equity Income Fund - Class Y	Pioneer High Yield Fund - Class A
Assets					
Investments in mutual funds at fair value	$ 35,911	$ 1,362	$ 70,080	$ 11,896	$ 722
Total assets	35,911	1,362	70,080	11,896	722
Net assets	$ 35,911	$ 1,362	$ 70,080	$ 11,896	$ 722
Net assets					
Accumulation units	$ 35,911	$ 1,362	$ 70,080	$ 11,896	$ 722
Contracts in payout (annuitization)	—	—	—	—	—
Total net assets	$ 35,911	$ 1,362	$ 70,080	$ 11,896	$ 722
Total number of mutual fund shares	1,698,744	251,330	5,913,918	386,723	80,400
Cost of mutual fund shares	$ 39,095	$ 1,672	$ 79,639	$ 13,045	$ 782

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2018
(Dollars in thousands)

	Pioneer Strategic Income Fund - Class A	Pioneer Equity Income VCT Portfolio - Class I	Pioneer High Yield VCT Portfolio - Class I	PGIM Jennison Utility Fund - Class Z	Columbia Large Cap Value Fund - Advisor Class
Assets					
Investments in mutual funds at fair value	$ 562	$ —	14,827	$ 128	$ 8,331
Total assets	562	—	14,827	128	8,331
Net assets	$ 562	$ —	$ 14,827	$ 128	$ 8,331
Net assets					
Accumulation units	$ 562	$ —	$ 14,827	$ 128	$ 8,331
Contracts in payout (annuitization)	—	—	—	—	—
Total net assets	$ 562	$ —	$ 14,827	$ 128	$ 8,331
Total number of mutual fund shares	54,642	9	1,686,807	9,754	719,398
Cost of mutual fund shares	$ 576	$ —	$ 16,253	$ 133	$ 10,387

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2018
(Dollars in thousands)

	Royce Total Return Fund - K Class	Ave Maria Rising Dividend Fund	SMALLCAP World Fund® - Class R-4	T. Rowe Price Institutional Large-Cap Growth Fund	T. Rowe Price Mid-Cap Value Fund - R Class
Assets					
Investments in mutual funds					
at fair value	$ 3	$ 4,894	$ 20,382	$ 30,175	$ 788
Total assets	3	4,894	20,382	30,175	788
Net assets	$ 3	$ 4,894	$ 20,382	$ 30,175	$ 788
Net assets					
Accumulation units	$ 3	$ 4,894	$ 20,382	$ 30,175	$ 788
Contracts in payout (annuitization)	—	—	—	—	—
Total net assets	$ 3	$ 4,894	$ 20,382	$ 30,175	$ 788
Total number of mutual fund shares	329	309,143	438,331	845,228	32,947
Cost of mutual fund shares	$ 4	$ 5,562	$ 21,511	$ 28,329	$ 913

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2018
(Dollars in thousands)

	T. Rowe Price Value Fund - Advisor Class	TCW Total Return Bond Fund - Class N	Templeton Foreign Fund - Class A	Templeton Global Bond Fund - Advisor Class	Templeton Global Bond Fund - Class A
Assets					
Investments in mutual funds					
at fair value	$ 399	$ 6,183	$ 423	$ 24,501	$ 118,332
Total assets	399	6,183	423	24,501	118,332
Net assets	$ 399	$ 6,183	$ 423	$ 24,501	$ 118,332
Net assets					
Accumulation units	$ 399	$ 6,183	$ 423	$ 24,501	$ 118,332
Contracts in payout (annuitization)	—	—	—	—	—
Total net assets	$ 399	$ 6,183	$ 423	$ 24,501	$ 118,332
Total number of mutual fund shares	13,271	621,386	63,278	2,177,826	10,471,834
Cost of mutual fund shares	$ 454	$ 6,450	$ 451	$ 27,083	$ 133,545

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2018
(Dollars in thousands)

	Third Avenue Real Estate Value Fund - Institutional Class	Thornburg International Value Fund - Class R4	Touchstone Value Fund - Institutional Class	USAA Precious Metals and Minerals Fund - Adviser Shares	Vanguard® Total Bond Market Index Fund - Investor Shares
Assets					
Investments in mutual funds at fair value	$ 42	$ 2	$ 12,022	$ 13,275	$ —
Total assets	42	2	12,022	13,275	—
Net assets	$ 42	$ 2	$ 12,022	$ 13,275	$ —
Net assets					
Accumulation units	$ 42	$ 2	$ 12,022	$ 13,275	$ —
Contracts in payout (annuitization)	—	—	—	—	—
Total net assets	$ 42	$ 2	$ 12,022	$ 13,275	$ —
Total number of mutual fund shares	1,680	123	1,453,677	1,149,329	21
Cost of mutual fund shares	$ 55	$ 3	$ 13,862	$ 14,542	$ —

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2018
(Dollars in thousands)

	Diversified Value Portfolio	Equity Income Portfolio	Small Company Growth Portfolio	Victory Integrity Small-Cap Value Fund - Class Y	Victory Sycamore Established Value Fund - Class A
Assets					
Investments in mutual funds at fair value	$ 112	$ 169	$ 47	$ 435	$ 4,299
Total assets	112	169	47	435	4,299
Net assets	$ 112	$ 169	$ 47	$ 435	$ 4,299
Net assets					
Accumulation units	$ 112	$ 169	$ 47	$ 435	$ 4,299
Contracts in payout (annuitization)	—	—	—	—	—
Total net assets	$ 112	$ 169	$ 47	$ 435	$ 4,299
Total number of mutual fund shares	7,784	7,966	2,306	15,007	130,062
Cost of mutual fund shares	$ 110	$ 173	$ 49	$ 570	$ 4,899

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2018
(Dollars in thousands)

	Victory Sycamore Small Company Opportunity Fund - Class R	Voya Balanced Portfolio - Class I	Voya Large Cap Value Fund - Class A	Voya Real Estate Fund - Class A	Voya Floating Rate Fund - Class A
Assets					
Investments in mutual funds					
at fair value	$ 8	$ 208,684	$ 60	$ 678	$ 2,318
Total assets	8	208,684	60	678	2,318
Net assets	$ 8	$ 208,684	$ 60	$ 678	$ 2,318
Net assets					
Accumulation units	$ 8	$ 196,505	$ 60	$ 678	$ 2,318
Contracts in payout (annuitization)	—	12,179	—	—	—
Total net assets	$ 8	$ 208,684	$ 60	$ 678	$ 2,318
Total number of mutual fund shares	218	14,800,280	5,940	64,012	246,624
Cost of mutual fund shares	$ 9	$ 174,852	$ 73	$ 1,039	$ 2,425

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2018
(Dollars in thousands)

	Voya GNMA Income Fund - Class A	Voya Intermediate Bond Fund - Class A	Voya Intermediate Bond Portfolio - Class I	Voya Intermediate Bond Portfolio - Class S	Voya Global Perspectives® Portfolio - Class I
Assets					
Investments in mutual funds at fair value	$ 2,539	$ 836	$ 404,454	$ 2,103	$ 1,944
Total assets	2,539	836	404,454	2,103	1,944
Net assets	$ 2,539	$ 836	$ 404,454	$ 2,103	$ 1,944
Net assets					
Accumulation units	$ 2,539	$ 836	$ 396,225	$ 2,103	$ 1,944
Contracts in payout (annuitization)	—	—	8,229	—	—
Total net assets	$ 2,539	$ 836	$ 404,454	$ 2,103	$ 1,944
Total number of mutual fund shares	307,724	85,563	32,802,455	171,655	188,942
Cost of mutual fund shares	$ 2,600	$ 855	$ 421,466	$ 2,200	$ 2,050

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2018
(Dollars in thousands)

	Voya High Yield Portfolio - Adviser Class	Voya High Yield Portfolio - Institutional Class	Voya High Yield Portfolio - Service Class	Voya Large Cap Growth Portfolio - Adviser Class	Voya Large Cap Growth Portfolio - Institutional Class
Assets					
Investments in mutual funds at fair value	$ 41	$ 35,318	$ 19,881	$ 78	$ 483,586
Total assets	41	35,318	19,881	78	483,586
Net assets	$ 41	$ 35,318	$ 19,881	$ 78	$ 483,586
Net assets					
Accumulation units	$ 41	$ 35,318	$ 19,881	$ 78	$ 482,780
Contracts in payout (annuitization)	—	—	—	—	806
Total net assets	$ 41	$ 35,318	$ 19,881	$ 78	$ 483,586
Total number of mutual fund shares	4,473	3,881,050	2,187,083	4,737	27,198,297
Cost of mutual fund shares	$ 44	$ 38,954	$ 21,969	$ 83	$ 502,990

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2018
(Dollars in thousands)

	Voya Large Cap Growth Portfolio - Service Class	Voya Large Cap Value Portfolio - Adviser Class	Voya Large Cap Value Portfolio - Institutional Class	Voya Large Cap Value Portfolio - Service Class	Voya Limited Maturity Bond Portfolio - Adviser Class
Assets					
Investments in mutual funds at fair value	$ 12,694	$ 15	$ 267,860	$ 1,241	$ 15
Total assets	12,694	15	267,860	1,241	15
Net assets	$ 12,694	$ 15	$ 267,860	$ 1,241	$ 15
Net assets					
Accumulation units	$ 12,694	$ 15	$ 265,259	$ 1,241	$ 15
Contracts in payout (annuitization)	—	—	2,601	—	—
Total net assets	$ 12,694	$ 15	$ 267,860	$ 1,241	$ 15
Total number of mutual fund shares	733,362	1,452	25,057,099	117,645	1,549
Cost of mutual fund shares	$ 13,864	$ 16	$ 281,974	$ 1,391	$ 15

The accompanying notes are an integral part of these financial statements.

**VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY**
Statements of Assets and Liabilities
December 31, 2018
(Dollars in thousands)

	Voya U.S. Stock Index Portfolio - Institutional Class		VY® BlackRock Inflation Protected Bond Portfolio - Adviser Class		VY® Clarion Global Real Estate Portfolio - Institutional Class		VY® Clarion Real Estate Portfolio - Adviser Class		VY® Clarion Real Estate Portfolio - Institutional Class	
Assets										
Investments in mutual funds										
at fair value	$	28,279	$	20	$	64,343	$	35	$	1,419
Total assets		28,279		20		64,343		35		1,419
Net assets	$	28,279	$	20	$	64,343	$	35	$	1,419
Net assets										
Accumulation units	$	28,279	$	20	$	64,343	$	35	$	—
Contracts in payout (annuitization)		—		—		—		—		1,419
Total net assets	$	28,279	$	20	$	64,343	$	35	$	1,419
Total number of mutual fund shares		2,034,484		2,283		5,952,132		1,187		46,182
Cost of mutual fund shares	$	29,429	$	21	$	69,254	$	43	$	1,484

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2018
(Dollars in thousands)

	VY® Clarion Real Estate Portfolio - Service Class	VY® Invesco Growth and Income Portfolio - Institutional Class	VY® Invesco Growth and Income Portfolio - Service Class	VY® JPMorgan Emerging Markets Equity Portfolio - Adviser Class	VY® JPMorgan Emerging Markets Equity Portfolio - Institutional Class
Assets					
Investments in mutual funds at fair value	$ 37,743	$ 27,328	$ 26,073	$ 151	$ 11,355
Total assets	37,743	27,328	26,073	151	11,355
Net assets	$ 37,743	$ 27,328	$ 26,073	$ 151	$ 11,355
Net assets					
Accumulation units	$ 37,743	$ 27,328	$ 26,073	$ 151	$ 11,355
Contracts in payout (annuitization)	—	—	—	—	—
Total net assets	$ 37,743	$ 27,328	$ 26,073	$ 151	$ 11,355
Total number of mutual fund shares	1,230,604	1,276,428	1,208,203	8,883	637,906
Cost of mutual fund shares	$ 38,908	$ 34,154	$ 32,836	$ 140	$ 10,825

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2018
(Dollars in thousands)

	VY® JPMorgan Emerging Markets Equity Portfolio - Service Class		VY® JPMorgan Small Cap Core Equity Portfolio - Adviser Class		VY® JPMorgan Small Cap Core Equity Portfolio - Institutional Class		VY® JPMorgan Small Cap Core Equity Portfolio - Service Class		VY® T. Rowe Price Capital Appreciation Portfolio - Adviser Class	
Assets										
Investments in mutual funds at fair value	$	20,389	$	24	$	41,715	$	30,497	$	298
Total assets		20,389		24		41,715		30,497		298
Net assets	$	20,389	$	24	$	41,715	$	30,497	$	298
Net assets										
Accumulation units	$	20,389	$	24	$	41,715	$	30,497	$	298
Contracts in payout (annuitization)		—		—		—		—		—
Total net assets	$	20,389	$	24	$	41,715	$	30,497	$	298
Total number of mutual fund shares		1,151,265		1,501		2,469,820		1,831,641		12,369
Cost of mutual fund shares	$	20,918	$	30	$	48,625	$	35,839	$	314

Statements of Assets and Liabilities
December 31, 2018
(Dollars in thousands)

	VY® T. Rowe Price Capital Appreciation Portfolio - Institutional Class	VY® T. Rowe Price Capital Appreciation Portfolio - Service Class	VY® T. Rowe Price Equity Income Portfolio - Adviser Class	VY® T. Rowe Price Equity Income Portfolio - Service Class	VY® T. Rowe Price International Stock Portfolio - Adviser Class
Assets					
Investments in mutual funds at fair value	$ 326,569	$ 806,219	$ 803	$ 90,169	$ 91
Total assets	326,569	806,219	803	90,169	91
Net assets	$ 326,569	$ 806,219	$ 803	$ 90,169	$ 91
Net assets					
Accumulation units	$ 326,569	$ 806,219	$ 803	$ 89,754	$ 91
Contracts in payout (annuitization)	—	—	—	415	—
Total net assets	$ 326,569	$ 806,219	$ 803	$ 90,169	$ 91
Total number of mutual fund shares	12,943,697	31,929,469	74,735	8,197,225	6,648
Cost of mutual fund shares	$ 345,232	$ 825,079	$ 1,001	$ 112,483	$ 84

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2018
(Dollars in thousands)

	VY® T. Rowe Price International Stock Portfolio - Service Class		VY® Templeton Global Growth Portfolio - Institutional Class		VY® Templeton Global Growth Portfolio - Service Class		Voya Government Money Market Portfolio - Class I		Voya Global Real Estate Fund - Class A	
Assets										
Investments in mutual funds at fair value	$	6,957	$	520	$	4,050	$	237,575	$	51
Total assets		6,957		520		4,050		237,575		51
Net assets	$	6,957	$	520	$	4,050	$	237,575	$	51
Net assets										
Accumulation units	$	6,957	$	520	$	4,050	$	236,129	$	51
Contracts in payout (annuitization)		—		—		—		1,446		—
Total net assets	$	6,957	$	520	$	4,050	$	237,575	$	51
Total number of mutual fund shares		510,047		60,493		466,586		237,575,126		3,765
Cost of mutual fund shares	$	7,134	$	594	$	4,861	$	237,575	$	69

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2018
(Dollars in thousands)

	Voya Multi-Manager International Small Cap Fund - Class A	Voya Multi-Manager International Small Cap Fund - Class I	Voya Global Bond Portfolio - Adviser Class	Voya Global Bond Portfolio - Initial Class	Voya Global Bond Portfolio - Service Class
Assets					
Investments in mutual funds at fair value	$ 260	$ 1,402	$ 275	$ 70,474	$ 356
Total assets	260	1,402	275	70,474	356
Net assets	$ 260	$ 1,402	$ 275	$ 70,474	$ 356
Net assets					
Accumulation units	$ 260	$ 1,402	$ 275	$ 69,028	$ 348
Contracts in payout (annuitization)	—	—	—	1,446	8
Total net assets	$ 260	$ 1,402	$ 275	$ 70,474	$ 356
Total number of mutual fund shares	5,814	31,512	26,622	6,705,432	33,928
Cost of mutual fund shares	$ 294	$ 1,927	$ 278	$ 74,334	$ 361

The accompanying notes are an integral part of these financial statements.

Statements of Assets and Liabilities
December 31, 2018
(Dollars in thousands)

	Voya Index Solution 2025 Portfolio - Initial Class	Voya Index Solution 2025 Portfolio - Service Class	Voya Index Solution 2025 Portfolio - Service 2 Class	Voya Index Solution 2035 Portfolio - Initial Class	Voya Index Solution 2035 Portfolio - Service Class
Assets					
Investments in mutual funds at fair value	$ 11,069	$ 4,318	$ 2,527	$ 14,903	$ 6,123
Total assets	11,069	4,318	2,527	14,903	6,123
Net assets	$ 11,069	$ 4,318	$ 2,527	$ 14,903	$ 6,123
Net assets					
Accumulation units	$ 11,069	$ 4,318	$ 2,527	$ 14,903	$ 6,123
Contracts in payout (annuitization)	—	—	—	—	—
Total net assets	$ 11,069	$ 4,318	$ 2,527	$ 14,903	$ 6,123
Total number of mutual fund shares	1,080,943	426,225	253,734	1,430,185	595,041
Cost of mutual fund shares	$ 11,532	$ 4,487	$ 2,601	$ 16,001	$ 6,510

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2018
(Dollars in thousands)

	Voya Index Solution 2035 Portfolio - Service 2 Class	Voya Index Solution 2045 Portfolio - Initial Class	Voya Index Solution 2045 Portfolio - Service Class	Voya Index Solution 2045 Portfolio - Service 2 Class	Voya Index Solution 2055 Portfolio - Initial Class
Assets					
Investments in mutual funds at fair value	$ 1,514	$ 13,991	$ 3,653	$ 1,856	$ 5,203
Total assets	1,514	13,991	3,653	1,856	5,203
Net assets	$ 1,514	$ 13,991	$ 3,653	$ 1,856	$ 5,203
Net assets					
Accumulation units	$ 1,514	$ 13,991	$ 3,653	$ 1,856	$ 5,203
Contracts in payout (annuitization)	—	—	—	—	—
Total net assets	$ 1,514	$ 13,991	$ 3,653	$ 1,856	$ 5,203
Total number of mutual fund shares	149,501	1,302,692	345,287	178,305	378,411
Cost of mutual fund shares	$ 1,570	$ 14,839	$ 3,871	$ 1,941	$ 5,509

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2018
(Dollars in thousands)

	Voya Index Solution 2055 Portfolio - Service Class	Voya Index Solution 2055 Portfolio - Service 2 Class	Voya Index Solution Income Portfolio - Initial Class	Voya Index Solution Income Portfolio - Service Class	Voya Index Solution Income Portfolio - Service 2 Class
Assets					
Investments in mutual funds at fair value	$ 2,235	$ 1,152	$ 3,732	$ 948	$ 980
Total assets	2,235	1,152	3,732	948	980
Net assets	$ 2,235	$ 1,152	$ 3,732	$ 948	$ 980
Net assets					
Accumulation units	$ 2,235	$ 1,152	$ 3,732	$ 948	$ 980
Contracts in payout (annuitization)	—	—	—	—	—
Total net assets	$ 2,235	$ 1,152	$ 3,732	$ 948	$ 980
Total number of mutual fund shares	164,493	85,393	376,239	96,550	101,952
Cost of mutual fund shares	$ 2,368	$ 1,205	$ 3,812	$ 970	$ 1,006

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2018
(Dollars in thousands)

	Voya Solution 2025 Portfolio - Adviser Class	Voya Solution 2025 Portfolio - Initial Class	Voya Solution 2025 Portfolio - Service Class	Voya Solution 2025 Portfolio - Service 2 Class	Voya Solution 2035 Portfolio - Adviser Class
Assets					
Investments in mutual funds at fair value	$ 457	$ 8,566	$ 124,074	$ 7,854	$ 401
Total assets	457	8,566	124,074	7,854	401
Net assets	$ 457	$ 8,566	$ 124,074	$ 7,854	$ 401
Net assets					
Accumulation units	$ 457	$ 8,566	$ 124,074	$ 7,854	$ 401
Contracts in payout (annuitization)	—	—	—	—	—
Total net assets	$ 457	$ 8,566	$ 124,074	$ 7,854	$ 401
Total number of mutual fund shares	43,599	794,664	11,650,158	758,872	37,783
Cost of mutual fund shares	$ 486	$ 9,226	$ 137,376	$ 8,289	$ 424

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2018
(Dollars in thousands)

	Voya Solution 2035 Portfolio - Initial Class	Voya Solution 2035 Portfolio - Service Class	Voya Solution 2035 Portfolio - Service 2 Class	Voya Solution 2045 Portfolio - Adviser Class	Voya Solution 2045 Portfolio - Initial Class
Assets					
Investments in mutual funds at fair value	$ 7,686	$ 134,108	$ 11,164	$ 15	$ 6,196
Total assets	7,686	134,108	11,164	15	6,196
Net assets	$ 7,686	$ 134,108	$ 11,164	$ 15	$ 6,196
Net assets					
Accumulation units	$ 7,686	$ 134,108	$ 11,164	$ 15	$ 6,196
Contracts in payout (annuitization)	—	—	—	—	—
Total net assets	$ 7,686	$ 134,108	$ 11,164	$ 15	$ 6,196
Total number of mutual fund shares	705,829	12,463,552	1,077,631	1,405	577,474
Cost of mutual fund shares	$ 8,350	$ 150,783	$ 12,472	$ 16	$ 6,943

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2018
(Dollars in thousands)

	Voya Solution 2045 Portfolio - Service Class	Voya Solution 2045 Portfolio - Service 2 Class	Voya Solution 2055 Portfolio - Initial Class	Voya Solution 2055 Portfolio - Service Class	Voya Solution 2055 Portfolio - Service 2 Class
Assets					
Investments in mutual funds at fair value	$ 94,948	$ 5,179	$ 2,280	$ 22,428	$ 1,581
Total assets	94,948	5,179	2,280	22,428	1,581
Net assets	$ 94,948	$ 5,179	$ 2,280	$ 22,428	$ 1,581
Net assets					
Accumulation units	$ 94,948	$ 5,179	$ 2,280	$ 22,428	$ 1,581
Contracts in payout (annuitization)	—	—	—	—	—
Total net assets	$ 94,948	$ 5,179	$ 2,280	$ 22,428	$ 1,581
Total number of mutual fund shares	8,974,278	502,348	180,784	1,799,976	127,582
Cost of mutual fund shares	$ 109,538	$ 5,590	$ 2,510	$ 24,012	$ 1,698

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2018
(Dollars in thousands)

	Voya Solution Balanced Portfolio - Service Class	Voya Solution Income Portfolio - Adviser Class	Voya Solution Income Portfolio - Initial Class	Voya Solution Income Portfolio - Service Class	Voya Solution Income Portfolio - Service 2 Class
Assets					
Investments in mutual funds					
at fair value	$ 5,049	$ 785	$ 7,904	$ 43,388	$ 3,691
Total assets	5,049	785	7,904	43,388	3,691
Net assets	$ 5,049	$ 785	$ 7,904	$ 43,388	$ 3,691
Net assets					
Accumulation units	$ 5,049	$ 785	$ 7,904	$ 43,388	$ 3,691
Contracts in payout (annuitization)	—	—	—	—	—
Total net assets	$ 5,049	$ 785	$ 7,904	$ 43,388	$ 3,691
Total number of mutual fund shares	560,322	71,846	706,318	3,912,330	341,085
Cost of mutual fund shares	$ 5,500	$ 797	$ 8,202	$ 44,200	$ 3,779

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2018
(Dollars in thousands)

	Voya Solution Moderately Conservative Portfolio - Service Class	VY® American Century Small-Mid Cap Value Portfolio - Adviser Class	VY® American Century Small-Mid Cap Value Portfolio - Initial Class	VY® American Century Small-Mid Cap Value Portfolio - Service Class	VY® Baron Growth Portfolio - Adviser Class
Assets					
Investments in mutual funds at fair value	$ 6,159	$ 39	$ 33,150	$ 57,494	$ 277
Total assets	6,159	39	33,150	57,494	277
Net assets	$ 6,159	$ 39	$ 33,150	$ 57,494	$ 277
Net assets					
Accumulation units	$ 6,159	$ 39	$ 33,150	$ 56,902	$ 277
Contracts in payout (annuitization)	—	—	—	592	—
Total net assets	$ 6,159	$ 39	$ 33,150	$ 57,494	$ 277
Total number of mutual fund shares	660,870	4,070	3,218,433	5,670,066	11,245
Cost of mutual fund shares	$ 6,597	$ 46	$ 40,306	$ 70,656	$ 308

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2018
(Dollars in thousands)

	VY® Baron Growth Portfolio - Service Class		VY® Columbia Contrarian Core Portfolio - Service Class		VY® Columbia Small Cap Value II Portfolio - Adviser Class		VY® Columbia Small Cap Value II Portfolio - Service Class		VY® Invesco Comstock Portfolio - Adviser Class	
Assets										
Investments in mutual funds at fair value	$	122,163	$	11,187	$	125	$	5,486	$	228
Total assets		122,163		11,187		125		5,486		228
Net assets	$	122,163	$	11,187	$	125	$	5,486	$	228
Net assets										
Accumulation units	$	121,345	$	11,119	$	125	$	5,486	$	228
Contracts in payout (annuitization)		818		68		—		—		—
Total net assets	$	122,163	$	11,187	$	125	$	5,486	$	228
Total number of mutual fund shares		4,680,584		571,950		8,651		369,162		13,122
Cost of mutual fund shares	$	125,983	$	12,907	$	119	$	6,512	$	205

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2018
(Dollars in thousands)

	VY® Invesco Comstock Portfolio - Service Class		VY® Invesco Equity and Income Portfolio - Adviser Class		VY® Invesco Equity and Income Portfolio - Initial Class		VY® Invesco Equity and Income Portfolio - Service Class		VY® JPMorgan Mid Cap Value Portfolio - Adviser Class
Assets									
Investments in mutual funds									
at fair value	$	54,176	$	1,346	$	259,611	$	1,169	$	244
Total assets		54,176		1,346		259,611		1,169		244
Net assets	$	54,176	$	1,346	$	259,611	$	1,169	$	244
Net assets									
Accumulation units	$	53,153	$	1,346	$	257,484	$	1,169	$	244
Contracts in payout (annuitization)		1,023		—		2,127		—		—
Total net assets	$	54,176	$	1,346	$	259,611	$	1,169	$	244
Total number of mutual fund shares		3,093,990		34,556		6,565,778		29,749		15,500
Cost of mutual fund shares	$	43,141	$	1,563	$	277,000	$	1,319	$	301

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2018
(Dollars in thousands)

	VY® JPMorgan Mid Cap Value Portfolio - Initial Class	VY® JPMorgan Mid Cap Value Portfolio - Service Class	VY® Oppenheimer Global Portfolio - Adviser Class	VY® Oppenheimer Global Portfolio - Initial Class	VY® Oppenheimer Global Portfolio - Service Class
Assets					
Investments in mutual funds at fair value	$ 19,362	$ 54,651	$ 219	$ 512,694	$ 1,362
Total assets	19,362	54,651	219	512,694	1,362
Net assets	$ 19,362	$ 54,651	$ 219	$ 512,694	$ 1,362
Net assets					
Accumulation units	$ 19,362	$ 53,640	$ 219	$ 509,887	$ 1,362
Contracts in payout (annuitization)	—	1,011	—	2,807	—
Total net assets	$ 19,362	$ 54,651	$ 219	$ 512,694	$ 1,362
Total number of mutual fund shares	1,196,652	3,413,547	12,845	28,706,272	79,334
Cost of mutual fund shares	$ 24,074	$ 67,384	$ 234	$ 448,445	$ 1,410

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2018
(Dollars in thousands)

	VY® Pioneer High Yield Portfolio - Initial Class	VY® Pioneer High Yield Portfolio - Service Class	VY® T. Rowe Price Diversified Mid Cap Growth Portfolio - Adviser Class	VY® T. Rowe Price Diversified Mid Cap Growth Portfolio - Initial Class	VY® T. Rowe Price Diversified Mid Cap Growth Portfolio - Service Class
Assets					
Investments in mutual funds at fair value	$ 36,471	$ 199	$ 292	$ 403,457	$ 1,206
Total assets	36,471	199	292	403,457	1,206
Net assets	$ 36,471	$ 199	$ 292	$ 403,457	$ 1,206
Net assets					
Accumulation units	$ 35,572	$ 199	$ 292	$ 401,853	$ 1,206
Contracts in payout (annuitization)	899	—	—	1,604	—
Total net assets	$ 36,471	$ 199	$ 292	$ 403,457	$ 1,206
Total number of mutual fund shares	3,303,563	18,042	32,143	39,788,622	123,854
Cost of mutual fund shares	$ 39,727	$ 212	$ 313	$ 382,601	$ 1,330

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2018
(Dollars in thousands)

	VY® T. Rowe Price Growth Equity Portfolio - Adviser Class	VY® T. Rowe Price Growth Equity Portfolio - Initial Class	VY® T. Rowe Price Growth Equity Portfolio - Service Class	VY® Templeton Foreign Equity Portfolio - Adviser Class	VY® Templeton Foreign Equity Portfolio - Initial Class
Assets					
Investments in mutual funds at fair value	$ 928	$ 449,287	$ 3,407	$ 190	$ 69,069
Total assets	928	449,287	3,407	190	69,069
Net assets	$ 928	$ 449,287	$ 3,407	$ 190	$ 69,069
Net assets					
Accumulation units	$ 928	$ 444,439	$ 3,407	$ 190	$ 67,900
Contracts in payout (annuitization)	—	4,848	—	—	1,169
Total net assets	$ 928	$ 449,287	$ 3,407	$ 190	$ 69,069
Total number of mutual fund shares	13,082	5,757,133	45,710	17,454	6,278,992
Cost of mutual fund shares	$ 1,049	$ 442,734	$ 3,835	$ 192	$ 67,505

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2018
(Dollars in thousands)

	VY® Templeton Foreign Equity Portfolio - Service Class	Voya Corporate Leaders 100 Fund - Class I	Voya Strategic Allocation Conservative Portfolio - Class I	Voya Strategic Allocation Growth Portfolio - Class I	Voya Strategic Allocation Moderate Portfolio - Class I
Assets					
Investments in mutual funds at fair value	$ 78	$ 6,239	$ 26,327	$ 60,918	$ 54,755
Total assets	78	6,239	26,327	60,918	54,755
Net assets	$ 78	$ 6,239	$ 26,327	$ 60,918	$ 54,755
Net assets					
Accumulation units	$ 78	$ 6,239	$ 25,828	$ 60,313	$ 53,540
Contracts in payout (annuitization)	—	—	498.64126	604.97483	1,214.7972
Total net assets	$ 78	$ 6,239	$ 26,327	$ 60,918	$ 54,755
Total number of mutual fund shares	7,094.16	336,898.49	2,133,500.43	4,230,423.1	4,029,096.08
Cost of mutual fund shares	$ 94	$ 6,843	$ 26,796	$ 47,334	$ 48,233

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2018
(Dollars in thousands)

	Voya Growth and Income Portfolio - Class A	Voya Growth and Income Portfolio - Class I	Voya Growth and Income Portfolio - Class S	Voya Global Equity Portfolio - Class I	Voya Global Equity Portfolio - Class S
Assets					
Investments in mutual funds at fair value	$ 1,271	$ 1,069,882	$ 190	$ 74,924	$ 10,636
Total assets	1,271	1,069,882	190	74,924	10,636
Net assets	$ 1,271	$ 1,069,882	$ 190	$ 74,924	$ 10,636
Net assets					
Accumulation units	$ 1,271	$ 1,011,290	$ 190	$ 73,809	$ 10,636
Contracts in payout (annuitization)	—	58,592	—	1,115	—
Total net assets	$ 1,271	$ 1,069,882	$ 190	$ 74,924	$ 10,636
Total number of mutual fund shares	52,049	43,122,998	7,771	7,788,352	1,101,025
Cost of mutual fund shares	$ 1,432	$ 1,116,485	$ 219	$ 74,384	$ 10,538

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2018
(Dollars in thousands)

	Voya Index Plus LargeCap Portfolio - Class I	Voya Index Plus LargeCap Portfolio - Class S	Voya Index Plus MidCap Portfolio - Class I	Voya Index Plus MidCap Portfolio - Class S	Voya Index Plus SmallCap Portfolio - Class I
Assets					
Investments in mutual funds at fair value	$ 334,558	$ 181	$ 271,771	$ 59	$ 122,776
Total assets	334,558	181	271,771	59	122,776
Net assets	$ 334,558	$ 181	$ 271,771	$ 59	$ 122,776
Net assets					
Accumulation units	$ 330,553	$ 181	$ 270,566	$ 59	$ 121,948
Contracts in payout (annuitization)	4,005	—	1,205	—	828
Total net assets	$ 334,558	$ 181	$ 271,771	$ 59	$ 122,776
Total number of mutual fund shares	13,577,856	7,415	15,782,264	3,510	6,030,245
Cost of mutual fund shares	$ 241,230	$ 163	$ 289,062	$ 70	$ 110,997

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2018
(Dollars in thousands)

	Voya Index Plus SmallCap Portfolio - Class S	Columbia^{SM} Acorn® Fund - Class A	Voya International Index Portfolio - Class S	Voya Russell™ Large Cap Growth Index Portfolio - Class I	Voya Russell™ Large Cap Growth Index Portfolio - Class S
Assets					
Investments in mutual funds at fair value	$ 155	$ 37,196	$ 7	$ 66,554	$ 1,671
Total assets	155	37,196	7	66,554	1,671
Net assets	$ 155	$ 37,196	$ 7	$ 66,554	$ 1,671
Net assets					
Accumulation units	$ 155	$ 36,834	$ 7	$ 64,428	$ 1,671
Contracts in payout (annuitization)	—	362	—	2,126	—
Total net assets	$ 155	$ 37,196	$ 7	$ 66,554	$ 1,671
Total number of mutual fund shares	7,701	4,123,763	820	1,987,269	50,194
Cost of mutual fund shares	$ 160	$ 39,993	$ 8	$ 58,744	$ 1,288

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2018
(Dollars in thousands)

	Voya Russell™ Large Cap Index Portfolio - Class I	Voya Russell™ Large Cap Index Portfolio - Class S	Voya Russell™ Large Cap Value Index Portfolio - Class I	Voya Russell™ Large Cap Value Index Portfolio - Class S	Voya Russell™ Mid Cap Growth Index Portfolio - Class S
Assets					
Investments in mutual funds at fair value	$ 130,188	$ 423	$ 558	$ 14,982	$ 15,370
Total assets	130,188	423	558	14,982	15,370
Net assets	$ 130,188	$ 423	$ 558	$ 14,982	$ 15,370
Net assets					
Accumulation units	$ 130,188	$ —	$ 558	$ 14,982	$ 15,370
Contracts in payout (annuitization)	—	423	—	—	—
Total net assets	$ 130,188	$ 423	$ 558	$ 14,982	$ 15,370
Total number of mutual fund shares	6,528,983	21,367	27,137	733,711	518,916
Cost of mutual fund shares	$ 108,675	$ 337	$ 564	$ 14,937	$ 15,285

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2018
(Dollars in thousands)

	Voya Russell™ Mid Cap Index Portfolio - Class I	Voya Russell™ Small Cap Index Portfolio - Class I	Voya Small Company Portfolio - Class I	Voya Small Company Portfolio - Class S	Voya U.S. Bond Index Portfolio - Class I
Assets					
Investments in mutual funds at fair value	$ 140,564	$ 67,456	$ 127,882	$ 129	$ 16,449
Total assets	140,564	67,456	127,882	129	16,449
Net assets	$ 140,564	$ 67,456	$ 127,882	$ 129	$ 16,449
Net assets					
Accumulation units	$ 140,564	$ 67,456	$ 127,882	$ 129	$ 16,449
Contracts in payout (annuitization)	—	—	—	—	—
Total net assets	$ 140,564	$ 67,456	$ 127,882	$ 129	$ 16,449
Total number of mutual fund shares	10,846,012	5,196,951	8,119,488	8,428	1,595,393
Cost of mutual fund shares	$ 165,872	$ 77,655	$ 160,681	$ 162	$ 16,869

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2018
(Dollars in thousands)

	Voya MidCap Opportunities Portfolio - Class I	Voya MidCap Opportunities Portfolio - Class S	Voya SmallCap Opportunities Portfolio - Class I	Voya SmallCap Opportunities Portfolio - Class S	Wanger International
Assets					
Investments in mutual funds					
at fair value	$ 226,057	$ 1,008	$ 55,777	$ 104	$ 35,293
Total assets	226,057	1,008	55,777	104	35,293
Net assets	$ 226,057	$ 1,008	$ 55,777	$ 104	$ 35,293
Net assets					
Accumulation units	$ 226,057	$ 1,008	$ 55,777	$ 104	$ 35,293
Contracts in payout (annuitization)	—	—	—	—	—
Total net assets	$ 226,057	$ 1,008	$ 55,777	$ 104	$ 35,293
Total number of mutual fund shares	18,574,957	88,338	2,711,574	5,474	1,589,788
Cost of mutual fund shares	$ 252,712	$ 1,113	$ 71,486	$ 131	$ 46,346

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2018
(Dollars in thousands)

	Wanger Select	Wanger USA	Washington Mutual Investors Fund^{SM} - Class R-3	Washington Mutual Investors Fund^{SM} - Class R-4	Wells Fargo Small Cap Value Fund - Class A
Assets					
Investments in mutual funds at fair value	$ 54,081	$ 77,471	$ 2,484	$ 189,561	$ 105
Total assets	54,081	77,471	2,484	189,561	105
Net assets	$ 54,081	$ 77,471	$ 2,484	$ 189,561	$ 105
Net assets					
Accumulation units	$ 54,081	$ 77,471	$ 2,484	$ 189,561	$ 105
Contracts in payout (annuitization)	—	—	—	—	—
Total net assets	$ 54,081	$ 77,471	$ 2,484	$ 189,561	$ 105
Total number of mutual fund shares	3,313,786	3,742,545	61,029	4,640,414	9,338
Cost of mutual fund shares	$ 72,139	$ 105,307	$ 2,503	$ 167,943	$ 162

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2018
(Dollars in thousands)

	Wells Fargo Small Company Growth Fund - Administrator Class	Wells Fargo Special Small Cap Value Fund - Class A
Assets		
Investments in mutual funds at fair value	$ 6,008	$ 99,804
Total assets	6,008	99,804
Net assets	$ 6,008	$ 99,804
Net assets		
Accumulation units	$ 6,008	$ 99,804
Contracts in payout (annuitization)	—	—
Total net assets	$ 6,008	$ 99,804
Total number of mutual fund shares	129,956	3,566,972
Cost of mutual fund shares	$ 7,664	$ 88,403

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2018
(Dollars in thousands)

	AB Relative Value Fund - Class A	AB VPS Growth and Income Portfolio - Class A	Aberdeen International Equity Fund - Institutional Class	Invesco Floating Rate Fund - Class R5	Invesco Mid Cap Core Equity Fund - Class A
Net investment income (loss)					
Investment Income:					
Dividends	$ 2	$ 6	$ 334	$ 12	$ 4
Expenses:					
Mortality and expense risks and other charges	2	7	—	3	38
Total expenses	2	7	—	3	38
Net investment income (loss)	—	(1)	334	9	(34)
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	28	8	138	—	(177)
Capital gains distributions	21	68	—	—	323
Total realized gain (loss) on investments and capital gains distributions	49	76	138	—	146
Net unrealized appreciation (depreciation) of investments	(58)	(116)	(2,607)	(14)	(590)
Net realized and unrealized gain (loss) on investments	(9)	(40)	(2,469)	(14)	(444)
Net increase (decrease) in net assets resulting from operations	$ (9)	$ (41)	$ (2,135)	$ (5)	$ (478)

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2018
(Dollars in thousands)

	Invesco Small Cap Growth Fund - Class A	Invesco International Growth Fund - Class R5	Invesco Endeavor Fund - Class A	Invesco Global Health Care Fund - Investor Class	Invesco High Yield Fund - Class R5
Net investment income (loss)					
Investment Income:					
Dividends	$ —	$ 7	$ —	$ —	$ 26
Expenses:					
Mortality and expense risks and other charges	1	5	—	1	6
Total expenses	1	5	—	1	6
Net investment income (loss)	(1)	2	—	(1)	20
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(1)	2	1	1	(2)
Capital gains distributions	8	43	1	11	—
Total realized gain (loss) on investments and capital gains distributions	7	45	2	12	(2)
Net unrealized appreciation (depreciation) of investments	(17)	(154)	(5)	(12)	(42)
Net realized and unrealized gain (loss) on investments	(10)	(109)	(3)	—	(44)
Net increase (decrease) in net assets resulting from operations	$ (11)	$ (107)	$ (3)	$ (1)	$ (24)

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2018
(Dollars in thousands)

	Invesco American Value Fund - Class R5	Invesco Energy Fund - Class R5	Invesco Small Cap Value Fund - Class A	Invesco V.I. American Franchise Fund - Series I Shares	Invesco V.I. Core Equity Fund - Series I Shares
Net investment income (loss)					
Investment Income:					
Dividends	$ 7	$ 2	$ —	$ —	$ 280
Expenses:					
Mortality and expense risks and other charges	10	1	1	322	329
Total expenses	10	1	1	322	329
Net investment income (loss)	(3)	1	(1)	(322)	(49)
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	2	7	14	1,795	1,049
Capital gains distributions	86	—	13	1,936	2,007
Total realized gain (loss) on investments and capital gains distributions	88	7	27	3,731	3,056
Net unrealized appreciation (depreciation) of investments	(204)	(23)	(46)	(4,645)	(6,103)
Net realized and unrealized gain (loss) on investments	(116)	(16)	(19)	(914)	(3,047)
Net increase (decrease) in net assets resulting from operations	$ (119)	$ (15)	$ (20)	$ (1,236)	$ (3,096)

The accompanying notes are an integral part of these financial statements.

74

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2018
(Dollars in thousands)

	Alger Capital Appreciation Fund - Class A	Alger Responsible Investing Fund - Class A	AllianzGI NFJ Dividend Value Fund - Class A	AllianzGI NFJ Large-Cap Value Fund - Institutional Class	AllianzGI NFJ Small-Cap Value Fund - Class A
Net investment income (loss)					
Investment Income:					
Dividends	$ —	$ —	$ 6	$ —	$ 9
Expenses:					
Mortality and expense risks and other charges	1	66	3	—	3
Total expenses	1	66	3	—	3
Net investment income (loss)	(1)	(66)	3	—	6
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	3	185	4	—	(4)
Capital gains distributions	12	414	57	—	56
Total realized gain (loss) on investments and capital gains distributions	15	599	61	—	52
Net unrealized appreciation (depreciation) of investments	(18)	(841)	(101)	(1)	(124)
Net realized and unrealized gain (loss) on investments	(3)	(242)	(40)	(1)	(72)
Net increase (decrease) in net assets resulting from operations	$ (4)	$ (308)	$ (37)	$ (1)	$ (66)

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2018
(Dollars in thousands)

	Amana Growth Fund - Investor Class	Amana Income Fund - Investor Class	American Balanced Fund® - Class R-3	American Beacon Small Cap Value Fund - Investor Class	American Century Investments® Inflation-Adjusted Bond Fund - Investor Class
Net investment income (loss)					
Investment Income:					
Dividends	$ 212	$ 847	$ 46	$ 1	$ 863
Expenses:					
Mortality and expense risks and other charges	479	703	19	3	279
Total expenses	479	703	19	3	279
Net investment income (loss)	(267)	144	27	(2)	584
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	1,636	3,077	31	23	(442)
Capital gains distributions	1,344	3,277	110	40	—
Total realized gain (loss) on investments and capital gains distributions	2,980	6,354	141	63	(442)
Net unrealized appreciation (depreciation) of investments	(2,149)	(10,856)	(275)	(114)	(1,201)
Net realized and unrealized gain (loss) on investments	831	(4,502)	(134)	(51)	(1,643)
Net increase (decrease) in net assets resulting from operations	$ 564	$ (4,358)	$ (107)	$ (53)	$ (1,059)

The accompanying notes are an integral part of these financial statements.
76

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2018
(Dollars in thousands)

	American Century Investments® Income & Growth Fund - A Class	Fundamental Investors^{SM} - Class R-3	Fundamental Investors^{SM} - Class R-4	American Mutual Fund® - Class R-4	AMG Managers Fairpointe Mid Cap Fund - Class N
Net investment income (loss)					
Investment Income:					
Dividends	$ 176	$ 12	$ 1,635	$ 179	$ 99
Expenses:					
Mortality and expense risks and other charges	131	7	1,006	25	278
Total expenses	131	7	1,006	25	278
Net investment income (loss)	45	5	629	154	(179)
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	330	58	5,995	105	(1,070)
Capital gains distributions	945	75	8,119	372	1,749
Total realized gain (loss) on investments and capital gains distributions	1,275	133	14,114	477	679
Net unrealized appreciation (depreciation) of investments	(2,187)	(214)	(22,603)	(868)	(6,248)
Net realized and unrealized gain (loss) on investments	(912)	(81)	(8,489)	(391)	(5,569)
Net increase (decrease) in net assets resulting from operations	$ (867)	$ (76)	$ (7,860)	$ (237)	$ (5,748)

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2018
(Dollars in thousands)

	Ariel Appreciation Fund - Investor Class	Ariel Fund - Investor Class	Artisan International Fund - Investor Shares	BlackRock Equity Dividend Fund - Investor A Shares	BlackRock Health Sciences Opportunities Portfolio - Institutional Shares
Net investment income (loss)					
Investment Income:					
Dividends	$ 4	$ 95	$ 128	$ 13	$ 23
Expenses:					
Mortality and expense risks and other charges	4	114	118	5	48
Total expenses	4	114	118	5	48
Net investment income (loss)	—	(19)	10	8	(25)
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(12)	(251)	210	4	59
Capital gains distributions	26	833	791	80	470
Total realized gain (loss) on investments and capital gains distributions	14	582	1,001	84	529
Net unrealized appreciation (depreciation) of investments	(87)	(2,210)	(2,385)	(165)	(324)
Net realized and unrealized gain (loss) on investments	(73)	(1,628)	(1,384)	(81)	205
Net increase (decrease) in net assets resulting from operations	$ (73)	$ (1,647)	$ (1,374)	$ (73)	$ 180

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2018
(Dollars in thousands)

	BlackRock Health Sciences Opportunities Portfolio - Investor A Shares	BlackRock Mid Cap Dividend Fund - Institutional Shares	BlackRock Mid Cap Dividend Fund - Investor A Shares	Bond Fund of America[SM] - Class R-4	Calvert VP SRI Balanced Portfolio
Net investment income (loss)					
Investment Income:					
Dividends	$ 26	$ 4	$ 219	$ 239	$ 861
Expenses:					
Mortality and expense risks and other charges	238	2	152	95	518
Total expenses	238	2	152	95	518
Net investment income (loss)	(212)	2	67	144	343
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	253	(1)	(565)	(14)	1,463
Capital gains distributions	1,964	12	755	—	4,458
Total realized gain (loss) on investments and capital gains distributions	2,217	11	190	(14)	5,921
Net unrealized appreciation (depreciation) of investments	(717)	(34)	(1,647)	(247)	(7,948)
Net realized and unrealized gain (loss) on investments	1,500	(23)	(1,457)	(261)	(2,027)
Net increase (decrease) in net assets resulting from operations	$ 1,288	$ (21)	$ (1,390)	$ (117)	$ (1,684)

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2018
(Dollars in thousands)

	Capital Income Builder® - Class R-4	Capital World Growth & Income Fund℠ - Class R-3	Cohen & Steers Real Estate Securities Fund, Inc. - Class A	Cohen & Steers Realty Shares, Inc.	Columbia℠ Acorn® Fund - Class A
Net investment income (loss)					
Investment Income:					
Dividends	$ 155	$ 11	$ 1	$ 302	$ —
Expenses:					
Mortality and expense risks and other charges	45	3	—	84	1
Total expenses	45	3	—	84	1
Net investment income (loss)	110	8	1	218	(1)
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	35	11	—	(280)	(6)
Capital gains distributions	—	26	—	199	9
Total realized gain (loss) on investments and capital gains distributions	35	37	—	(81)	3
Net unrealized appreciation (depreciation) of investments	(529)	(114)	(3)	(556)	(6)
Net realized and unrealized gain (loss) on investments	(494)	(77)	(3)	(637)	(3)
Net increase (decrease) in net assets resulting from operations	$ (384)	$ (69)	$ (2)	$ (419)	$ (4)

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2018
(Dollars in thousands)

	Columbia^{SM} Acorn® Fund - Class Z	Columbia Select Mid Cap Value Fund - Class A	Columbia Select Mid Cap Value Fund - Institutional Class	CRM Mid Cap Value Fund - Investor Shares	Davis Financial Fund - Class Y
Net investment income (loss)					
Investment Income:					
Dividends	$ —	$ 41	$ —	$ 1	$ 1
Expenses:					
Mortality and expense risks and other charges	—	61	—	3	—
Total expenses	—	61	—	3	—
Net investment income (loss)	—	(20)	—	(2)	1
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	—	(430)	—	(21)	9
Capital gains distributions	1	2,066	1	27	3
Total realized gain (loss) on investments and capital gains distributions	1	1,636	1	6	12
Net unrealized appreciation (depreciation) of investments	(1)	(2,836)	(1)	(27)	(17)
Net realized and unrealized gain (loss) on investments	—	(1,200)	—	(21)	(5)
Net increase (decrease) in net assets resulting from operations	$ —	$ (1,220)	$ —	$ (23)	$ (4)

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2018
(Dollars in thousands)

	Delaware Smid Cap Growth Fund - Institutional Class	Delaware Small Cap Value Fund - Class A	DWS Small Cap Growth Fund - Class S	Deutsche Equity 500 Index Fund - Class S	DFA Inflation-Protected Securities Portfolio - Institutional Class
Net investment income (loss)					
Investment Income:					
Dividends	$ —	$ 20	$ —	$ 12	$ 20
Expenses:					
Mortality and expense risks and other charges	—	27	—	8	—
Total expenses	—	27	—	8	—
Net investment income (loss)	—	(7)	—	4	20
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(19)	116	1	6	(4)
Capital gains distributions	1,206	192	4	113	—
Total realized gain (loss) on investments and capital gains distributions	1,187	308	5	119	(4)
Net unrealized appreciation (depreciation) of investments	(1,453)	(902)	(8)	(154)	(24)
Net realized and unrealized gain (loss) on investments	(266)	(594)	(3)	(35)	(28)
Net increase (decrease) in net assets resulting from operations	$ (266)	$ (601)	$ (3)	$ (31)	$ (8)

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2018
(Dollars in thousands)

	Emerging Markets Core Equity Portfolio - Institutional Class	U.S. Targeted Value Portfolio - Institutional Class	Dodge & Cox International Stock Fund	Dodge & Cox Stock Fund	Eaton Vance Large-Cap Value Fund - Class R
Net investment income (loss)					
Investment Income:					
Dividends	$ 44	$ 148	$ 4	$ 2	$ —
Expenses:					
Mortality and expense risks and other charges	—	—	2	2	—
Total expenses	—	—	2	2	—
Net investment income (loss)	44	148	2	—	—
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	77	200	7	3	—
Capital gains distributions	—	591	—	12	—
Total realized gain (loss) on investments and capital gains distributions	77	791	7	15	—
Net unrealized appreciation (depreciation) of investments	(458)	(3,425)	(37)	(30)	—
Net realized and unrealized gain (loss) on investments	(381)	(2,634)	(30)	(15)	—
Net increase (decrease) in net assets resulting from operations	$ (337)	$ (2,486)	$ (28)	$ (15)	$ —

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2018
(Dollars in thousands)

	EuroPacific Growth Fund® - Class R-3	EuroPacific Growth Fund® - Class R-4	Federated International Leaders Fund - Institutional Shares	Fidelity Advisor® New Insights Fund - Class I	Fidelity® VIP Equity-Income Portfolio - Initial Class
Net investment income (loss)					
Investment Income:					
Dividends	$ 34	$ 3,670	$ —	$ 6	$ 5,601
Expenses:					
Mortality and expense risks and other charges	24	2,803	—	31	2,542
Total expenses	24	2,803	—	31	2,542
Net investment income (loss)	10	867	—	(25)	3,059
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	203	3,400	—	73	9,165
Capital gains distributions	173	13,816	—	288	12,162
Total realized gain (loss) on investments and capital gains distributions	376	17,216	—	361	21,327
Net unrealized appreciation (depreciation) of investments	(1,038)	(71,186)	—	(476)	(47,035)
Net realized and unrealized gain (loss) on investments	(662)	(53,970)	—	(115)	(25,708)
Net increase (decrease) in net assets resulting from operations	$ (652)	$ (53,103)	$ —	$ (140)	$ (22,649)

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2018
(Dollars in thousands)

	Fidelity® VIP Growth Portfolio - Initial Class	Fidelity® VIP High Income Portfolio - Initial Class	Fidelity® VIP Overseas Portfolio - Initial Class	Fidelity® VIP Contrafund® Portfolio - Initial Class	Fidelity® VIP Index 500 Portfolio - Initial Class
Net investment income (loss)					
Investment Income:					
Dividends	$ 873	$ 462	$ 456	$ 8,949	$ 4,974
Expenses:					
Mortality and expense risks and other charges	3,503	98	296	12,165	2,972
Total expenses	3,503	98	296	12,165	2,972
Net investment income (loss)	(2,630)	364	160	(3,216)	2,002
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	20,885	(120)	1,807	39,779	6,378
Capital gains distributions	49,903	—	—	114,611	1,250
Total realized gain (loss) on investments and capital gains distributions	70,788	(120)	1,807	154,390	7,628
Net unrealized appreciation (depreciation) of investments	(69,895)	(605)	(6,786)	(230,972)	(24,108)
Net realized and unrealized gain (loss) on investments	893	(725)	(4,979)	(76,582)	(16,480)
Net increase (decrease) in net assets resulting from operations	$ (1,737)	$ (361)	$ (4,819)	$ (79,798)	$ (14,478)

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2018
(Dollars in thousands)

	Fidelity® VIP Mid Cap Portfolio - Initial Class	Fidelity® VIP Asset Manager Portfolio - Initial Class	Franklin Mutual Global Discovery Fund - Class R	Franklin Biotechnology Discovery Fund - Advisor Class	Franklin Natural Resources Fund - Advisor Class
Net investment income (loss)					
Investment Income:					
Dividends	$ —	$ 265	$ 23	$ —	$ —
Expenses:					
Mortality and expense risks and other charges	—	189	11	4	—
Total expenses	—	189	11	4	—
Net investment income (loss)	—	76	12	(4)	—
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	1	23	(38)	(7)	—
Capital gains distributions	—	521	67	9	—
Total realized gain (loss) on investments and capital gains distributions	1	544	29	2	—
Net unrealized appreciation (depreciation) of investments	(1)	(1,623)	(221)	(47)	(5)
Net realized and unrealized gain (loss) on investments	—	(1,079)	(192)	(45)	(5)
Net increase (decrease) in net assets resulting from operations	$ —	$ (1,003)	$ (180)	$ (49)	$ (5)

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2018
(Dollars in thousands)

	Franklin Small-Mid Cap Growth Fund - Class A	Franklin Small Cap Value VIP Fund - Class 2	Goldman Sachs Growth Opportunities Fund - Class IR	Growth Fund of America® - Class R-3	Growth Fund of America® - Class R-4
Net investment income (loss)					
Investment Income:					
Dividends	$ —	$ 1,031	$ —	$ 20	$ 2,241
Expenses:					
Mortality and expense risks and other charges	3	1,099	—	77	4,448
Total expenses	3	1,099	—	77	4,448
Net investment income (loss)	(3)	(68)	—	(57)	(2,207)
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(12)	3,504	(2)	516	15,612
Capital gains distributions	34	17,562	5	1,018	40,721
Total realized gain (loss) on investments and capital gains distributions	22	21,066	3	1,534	56,333
Net unrealized appreciation (depreciation) of investments	(40)	(36,039)	(2)	(1,765)	(68,831)
Net realized and unrealized gain (loss) on investments	(18)	(14,973)	1	(231)	(12,498)
Net increase (decrease) in net assets resulting from operations	$ (21)	$ (15,041)	$ 1	$ (288)	$ (14,705)

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2018
(Dollars in thousands)

	The Hartford Capital Appreciation Fund - Class R4	The Hartford Dividend And Growth Fund - Class R4	The Hartford International Opportunities Fund - Class R4	Income Fund of America® - Class R-3	Ivy Science and Technology Fund - Class Y
Net investment income (loss)					
Investment Income:					
Dividends	$ —	$ —	$ 19	$ 32	$ —
Expenses:					
Mortality and expense risks and other charges	—	—	17	8	130
Total expenses	—	—	17	8	130
Net investment income (loss)	—	—	2	24	(130)
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	—	—	24	24	780
Capital gains distributions	—	1	35	40	1,441
Total realized gain (loss) on investments and capital gains distributions	—	1	59	64	2,221
Net unrealized appreciation (depreciation) of investments	—	(1)	(431)	(154)	(3,185)
Net realized and unrealized gain (loss) on investments	—	—	(372)	(90)	(964)
Net increase (decrease) in net assets resulting from operations	$ —	$ —	$ (370)	$ (66)	$ (1,094)

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2018
(Dollars in thousands)

	Janus Henderson Balanced Portfolio - Institutional Shares	Janus Henderson Enterprise Portfolio - Institutional Shares	Janus Henderson Flexible Bond Portfolio - Institutional Shares	Janus Henderson Global Research Portfolio - Institutional Shares	Janus Henderson Research Portfolio - Institutional Shares
Net investment income (loss)					
Investment Income:					
Dividends	$ 3	$ 1	$ —	$ 1	$ —
Expenses:					
Mortality and expense risks and other charges	2	4	—	1	1
Total expenses	2	4	—	1	1
Net investment income (loss)	1	(3)	—	—	(1)
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	1	25	—	1	1
Capital gains distributions	4	13	—	—	3
Total realized gain (loss) on investments and capital gains distributions	5	38	—	1	4
Net unrealized appreciation (depreciation) of investments	(8)	(39)	—	(7)	(7)
Net realized and unrealized gain (loss) on investments	(3)	(1)	—	(6)	(3)
Net increase (decrease) in net assets resulting from operations	$ (2)	$ (4)	$ —	$ (6)	$ (4)

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2018
(Dollars in thousands)

	JPMorgan Equity Income Fund - Select Class	JPMorgan Government Bond Fund - Select Class	Lazard International Equity Portfolio - Open Shares	ClearBridge Aggressive Growth Fund - Class I	LKCM Aquinas Catholic Equity Fund
Net investment income (loss)					
Investment Income:					
Dividends	$ 31	$ 17	$ 17	$ 2	$ —
Expenses:					
Mortality and expense risks and other charges	16	5	9	5	5
Total expenses	16	5	9	5	5
Net investment income (loss)	15	12	8	(3)	(5)
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	76	(19)	48	29	17
Capital gains distributions	41	—	37	61	5
Total realized gain (loss) on investments and capital gains distributions	117	(19)	85	90	22
Net unrealized appreciation (depreciation) of investments	(220)	13	(226)	(113)	(43)
Net realized and unrealized gain (loss) on investments	(103)	(6)	(141)	(23)	(21)
Net increase (decrease) in net assets resulting from operations	$ (88)	$ 6	$ (133)	$ (26)	$ (26)

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2018
(Dollars in thousands)

	Loomis Sayles Small Cap Value Fund - Retail Class	Loomis Sayles Limited Term Government and Agency Fund - Class Y	Loomis Sayles Value Fund - Class Y	Lord Abbett Developing Growth Fund - Class A	Lord Abbett Core Fixed Income Fund - Class A
Net investment income (loss)					
Investment Income:					
Dividends	$ —	$ 10	$ —	$ —	$ 1
Expenses:					
Mortality and expense risks and other charges	127	5	—	1	—
Total expenses	127	5	—	1	—
Net investment income (loss)	(127)	5	—	(1)	1
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	29	(4)	(29)	3	—
Capital gains distributions	1,486	—	29	28	—
Total realized gain (loss) on investments and capital gains distributions	1,515	(4)	—	31	—
Net unrealized appreciation (depreciation) of investments	(3,575)	—	—	(24)	—
Net realized and unrealized gain (loss) on investments	(2,060)	(4)	—	7	—
Net increase (decrease) in net assets resulting from operations	$ (2,187)	$ 1	$ —	$ 6	$ 1

The accompanying notes are an integral part of these financial statements.

Statements of Operations
For the Year Ended December 31, 2018
(Dollars in thousands)

	Lord Abbett Short Duration Income Fund - Class R4	Lord Abbett Mid Cap Stock Fund - Class A	Lord Abbett Small Cap Value Fund - Class A	Lord Abbett Fundamental Equity Fund - Class A	Lord Abbett Series Fund - Mid Cap Stock Portfolio - Class VC
Net investment income (loss)					
Investment Income:					
Dividends	$ 192	$ 8	$ —	$ 3	$ 491
Expenses:					
Mortality and expense risks and other charges	48	7	8	2	748
Total expenses	48	7	8	2	748
Net investment income (loss)	144	1	(8)	1	(257)
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(65)	33	(41)	—	6,070
Capital gains distributions	—	41	139	16	2,350
Total realized gain (loss) on investments and capital gains distributions	(65)	74	98	16	8,420
Net unrealized appreciation (depreciation) of investments	(61)	(215)	(208)	(37)	(19,895)
Net realized and unrealized gain (loss) on investments	(126)	(141)	(110)	(21)	(11,475)
Net increase (decrease) in net assets resulting from operations	$ 18	$ (140)	$ (118)	$ (20)	$ (11,732)

The accompanying notes are an integral part of these financial statements.

Statements of Operations
For the Year Ended December 31, 2018
(Dollars in thousands)

	MainStay Large Cap Growth Fund - Class R3	Massachusetts Investors Growth Stock Fund - Class A	Metropolitan West Total Return Bond Fund - Class I	Metropolitan West Total Return Bond Fund - Class M	MFS® New Discovery Fund - Class R3
Net investment income (loss)					
Investment Income:					
Dividends	$ —	$ 1	$ 501	$ 527	$ —
Expenses:					
Mortality and expense risks and other charges	—	1	—	180	1
Total expenses	—	1	—	180	1
Net investment income (loss)	—	—	501	347	(1)
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	—	—	(78)	(180)	—
Capital gains distributions	—	7	—	—	28
Total realized gain (loss) on investments and capital gains distributions	—	7	(78)	(180)	28
Net unrealized appreciation (depreciation) of investments	—	(7)	(335)	(360)	(42)
Net realized and unrealized gain (loss) on investments	—	—	(413)	(540)	(14)
Net increase (decrease) in net assets resulting from operations	$ —	$ —	$ 88	$ (193)	$ (15)

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2018
(Dollars in thousands)

	MFS® International Value Fund - Class R3	Neuberger Berman Genesis Fund - Trust Class	Neuberger Berman Sustainable Equity Fund - Institutional Class	Neuberger Berman Sustainable Equity Fund - Trust Class	New Perspective Fund® - Class R-3
Net investment income (loss)					
Investment Income:					
Dividends	$ 8	$ —	$ 20	$ 35	$ 12
Expenses:					
Mortality and expense risks and other charges	8	3	—	134	11
Total expenses	8	3	—	134	11
Net investment income (loss)	—	(3)	20	(99)	1
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	36	4	29	86	81
Capital gains distributions	18	40	235	1,060	104
Total realized gain (loss) on investments and capital gains distributions	54	44	264	1,146	185
Net unrealized appreciation (depreciation) of investments	(125)	(77)	(469)	(1,948)	(309)
Net realized and unrealized gain (loss) on investments	(71)	(33)	(205)	(802)	(124)
Net increase (decrease) in net assets resulting from operations	$ (71)	$ (36)	$ (185)	$ (901)	$ (123)

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2018
(Dollars in thousands)

	New Perspective Fund® - Class R-4	New World Fund® - Class R-4	Nuveen Global Infrastructure Fund - Class I	Oppenheimer Capital Appreciation Fund - Class A	Oppenheimer Developing Markets Fund - Class A
Net investment income (loss)					
Investment Income:					
Dividends	$ 1,866	$ 12	$ 48	$ —	$ 613
Expenses:					
Mortality and expense risks and other charges	1,624	5	23	1	2,613
Total expenses	1,624	5	23	1	2,613
Net investment income (loss)	242	7	25	(1)	(2,000)
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	9,642	42	1	1	15,699
Capital gains distributions	10,702	14	64	6	—
Total realized gain (loss) on investments and capital gains distributions	20,344	56	65	7	15,699
Net unrealized appreciation (depreciation) of investments	(33,459)	(216)	(266)	(11)	(47,021)
Net realized and unrealized gain (loss) on investments	(13,115)	(160)	(201)	(4)	(31,322)
Net increase (decrease) in net assets resulting from operations	$ (12,873)	$ (153)	$ (176)	$ (5)	$ (33,322)

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2018
(Dollars in thousands)

	Oppenheimer Developing Markets Fund - Class Y	Oppenheimer Gold & Special Minerals Fund - Class A	Oppenheimer International Bond Fund - Class A	Oppenheimer International Growth Fund - Class Y	Oppenheimer International Small-Mid Company Fund - Class Y
Net investment income (loss)					
Investment Income:					
Dividends	$ 265	$ —	$ 7	$ 7	$ 5
Expenses:					
Mortality and expense risks and other charges	222	—	1	6	7
Total expenses	222	—	1	6	7
Net investment income (loss)	43	—	6	1	(2)
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	1,526	—	(4)	8	60
Capital gains distributions	—	—	—	—	59
Total realized gain (loss) on investments and capital gains distributions	1,526	—	(4)	8	119
Net unrealized appreciation (depreciation) of investments	(7,933)	(6)	(13)	(125)	(187)
Net realized and unrealized gain (loss) on investments	(6,407)	(6)	(17)	(117)	(68)
Net increase (decrease) in net assets resulting from operations	$ (6,364)	$ (6)	$ (11)	$ (116)	$ (70)

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2018
(Dollars in thousands)

	Oppenheimer Main Street Fund® - Class A	Oppenheimer Main Street Fund®/VA	Oppenheimer Main Street Small Cap Fund®/VA	Oppenheimer Discovery Mid Cap Growth Fund/VA	Oppenheimer Global Fund/VA
Net investment income (loss)					
Investment Income:					
Dividends	$ 10	$ 1	$ 91	$ —	$ 3
Expenses:					
Mortality and expense risks and other charges	10	1	262	—	3
Total expenses	10	1	262	—	3
Net investment income (loss)	—	—	(171)	—	—
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	12	2	(276)	—	6
Capital gains distributions	142	5	3,741	2	19
Total realized gain (loss) on investments and capital gains distributions	154	7	3,465	2	25
Net unrealized appreciation (depreciation) of investments	(241)	(13)	(6,431)	(3)	(63)
Net realized and unrealized gain (loss) on investments	(87)	(6)	(2,966)	(1)	(38)
Net increase (decrease) in net assets resulting from operations	$ (87)	$ (6)	$ (3,137)	$ (1)	$ (38)

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2018
(Dollars in thousands)

	Oppenheimer Global Strategic Income Fund/VA	Parnassus Core Equity Fund℠ - Investor Shares	Pax Balanced Fund - Investor Class	PIMCO CommodityRealReturn Strategy Fund® - Administrative Class	PIMCO Real Return Portfolio - Administrative Class
Net investment income (loss)					
Investment Income:					
Dividends	$ 5	$ 338	$ 794	$ 78	$ 1,870
Expenses:					
Mortality and expense risks and other charges	1	237	411	16	615
Total expenses	1	237	411	16	615
Net investment income (loss)	4	101	383	62	1,255
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	—	382	458	(30)	(2,706)
Capital gains distributions	—	2,503	244	—	—
Total realized gain (loss) on investments and capital gains distributions	—	2,885	702	(30)	(2,706)
Net unrealized appreciation (depreciation) of investments	(9)	(3,335)	(2,983)	(281)	(880)
Net realized and unrealized gain (loss) on investments	(9)	(450)	(2,281)	(311)	(3,586)
Net increase (decrease) in net assets resulting from operations	$ (5)	$ (349)	$ (1,898)	$ (249)	$ (2,331)

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2018
(Dollars in thousands)

	Pioneer Equity Income Fund - Class Y	Pioneer High Yield Fund - Class A	Pioneer Strategic Income Fund - Class A	Pioneer Equity Income VCT Portfolio - Class I	Pioneer High Yield VCT Portfolio - Class I
Net investment income (loss)					
Investment Income:					
Dividends	$ 340	$ 40	$ 17	$ —	$ 824
Expenses:					
Mortality and expense risks and other charges	106	6	4	—	170
Total expenses	106	6	4	—	170
Net investment income (loss)	234	34	13	—	654
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	28	(2)	(1)	—	(669)
Capital gains distributions	580	—	—	—	—
Total realized gain (loss) on investments and capital gains distributions	608	(2)	(1)	—	(669)
Net unrealized appreciation (depreciation) of investments	(2,044)	(61)	(26)	—	(672)
Net realized and unrealized gain (loss) on investments	(1,436)	(63)	(27)	—	(1,341)
Net increase (decrease) in net assets resulting from operations	$ (1,202)	$ (29)	$ (14)	$ —	$ (687)

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2018
(Dollars in thousands)

	PGIM Jennison Utility Fund - Class Z	Columbia Large Cap Value Fund - Advisor Class	Columbia Large Cap Value Fund - Class K	Royce Total Return Fund - K Class	Ave Maria Rising Dividend Fund
Net investment income (loss)					
Investment Income:					
Dividends	$ 3	$ 158	$ —	$ —	$ 67
Expenses:					
Mortality and expense risks and other charges	1	73	19	—	52
Total expenses	1	73	19	—	52
Net investment income (loss)	2	85	(19)	—	15
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(1)	(150)	1,315	(1)	130
Capital gains distributions	8	811	—	1	414
Total realized gain (loss) on investments and capital gains distributions	7	661	1,315	—	544
Net unrealized appreciation (depreciation) of investments	(8)	(2,057)	(1,179)	(1)	(896)
Net realized and unrealized gain (loss) on investments	(1)	(1,396)	136	(1)	(352)
Net increase (decrease) in net assets resulting from operations	$ 1	$ (1,311)	$ 117	$ (1)	$ (337)

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2018
(Dollars in thousands)

	SMALLCAP World Fund® - Class R-4	T. Rowe Price Institutional Large-Cap Growth Fund	T. Rowe Price Mid-Cap Value Fund - R Class	T. Rowe Price Value Fund - Advisor Class	TCW Total Return Bond Fund - Class N
Net investment income (loss)					
Investment Income:					
Dividends	$ —	$ 79	$ 4	$ 5	$ 203
Expenses:					
Mortality and expense risks and other charges	229	—	5	4	64
Total expenses	229	—	5	4	64
Net investment income (loss)	(229)	79	(1)	1	139
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	536	685	31	3	(83)
Capital gains distributions	1,349	2,156	79	34	—
Total realized gain (loss) on investments and capital gains distributions	1,885	2,841	110	37	(83)
Net unrealized appreciation (depreciation) of investments	(4,049)	(2,137)	(205)	(84)	(87)
Net realized and unrealized gain (loss) on investments	(2,164)	704	(95)	(47)	(170)
Net increase (decrease) in net assets resulting from operations	$ (2,393)	$ 783	$ (96)	$ (46)	$ (31)

The accompanying notes are an integral part of these financial statements.

Statements of Operations

For the Year Ended December 31, 2018

(Dollars in thousands)

	Templeton Foreign Fund - Class A	Templeton Global Bond Fund - Advisor Class	Templeton Global Bond Fund - Class A	Third Avenue Real Estate Value Fund - Institutional Class	Thornburg International Value Fund - Class R4
Net investment income (loss)					
Investment Income:					
Dividends	$ 11	$ 1,705	$ 7,607	$ 1	$ —
Expenses:					
Mortality and expense risks and other charges	3	119	1,120	1	—
Total expenses	3	119	1,120	1	—
Net investment income (loss)	8	1,586	6,487	—	—
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	3	(786)	(2,529)	(1)	—
Capital gains distributions	—	—	—	3	—
Total realized gain (loss) on investments and capital gains distributions	3	(786)	(2,529)	2	—
Net unrealized appreciation (depreciation) of investments	(89)	(546)	(3,571)	(15)	(1)
Net realized and unrealized gain (loss) on investments	(86)	(1,332)	(6,100)	(13)	(1)
Net increase (decrease) in net assets resulting from operations	$ (78)	$ 254	$ 387	$ (13)	$ (1)

The accompanying notes are an integral part of these financial statements.
102

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2018
(Dollars in thousands)

	Touchstone Value Fund - Institutional Class	USAA Precious Metals and Minerals Fund - Adviser Shares	Vanguard® Total Bond Market Index Fund - Investor Shares	Vanguard® Total International Stock Index Fund - Investor Shares	Diversified Value Portfolio
Net investment income (loss)					
Investment Income:					
Dividends	$ 232	$ —	$ —	$ —	$ 3
Expenses:					
Mortality and expense risks and other charges	—	129	—	—	1
Total expenses	—	129	—	—	1
Net investment income (loss)	232	(129)	—	—	2
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	78	(1,637)	—	—	—
Capital gains distributions	1,405	—	—	—	6
Total realized gain (loss) on investments and capital gains distributions	1,483	(1,637)	—	—	6
Net unrealized appreciation (depreciation) of investments	(2,460)	213	—	—	(20)
Net realized and unrealized gain (loss) on investments	(977)	(1,424)	—	—	(14)
Net increase (decrease) in net assets resulting from operations	$ (745)	$ (1,553)	$ —	$ —	$ (12)

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2018
(Dollars in thousands)

	Equity Income Portfolio	Small Company Growth Portfolio	Victory Integrity Small-Cap Value Fund - Class Y	Victory Sycamore Established Value Fund - Class A	Victory Sycamore Small Company Opportunity Fund - Class R
Net investment income (loss)					
Investment Income:					
Dividends	$ 4	$ —	$ 2	$ 41	$ —
Expenses:					
Mortality and expense risks and other charges	2	1	3	50	—
Total expenses	2	1	3	50	—
Net investment income (loss)	2	(1)	(1)	(9)	—
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	2	—	5	36	7
Capital gains distributions	11	5	52	365	1
Total realized gain (loss) on investments and capital gains distributions	13	5	57	401	8
Net unrealized appreciation (depreciation) of investments	(28)	(10)	(151)	(948)	(9)
Net realized and unrealized gain (loss) on investments	(15)	(5)	(94)	(547)	(1)
Net increase (decrease) in net assets resulting from operations	$ (13)	$ (6)	$ (95)	$ (556)	$ (1)

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2018
(Dollars in thousands)

	Voya Balanced Portfolio - Class I	Voya Large-Cap Growth Fund - Class A	Voya Large Cap Value Fund - Class A	Voya Real Estate Fund - Class A	Voya Floating Rate Fund - Class A
Net investment income (loss)					
Investment Income:					
Dividends	$ 5,300	$ —	$ 1	$ 21	$ 65
Expenses:					
Mortality and expense risks and other charges	2,561	—	1	5	13
Total expenses	2,561	—	1	5	13
Net investment income (loss)	2,739	—	—	16	52
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	5,830	44	4	(38)	(5)
Capital gains distributions	17,522	—	5	159	—
Total realized gain (loss) on investments and capital gains distributions	23,352	44	9	121	(5)
Net unrealized appreciation (depreciation) of investments	(44,041)	(40)	(16)	(204)	(102)
Net realized and unrealized gain (loss) on investments	(20,689)	4	(7)	(83)	(107)
Net increase (decrease) in net assets resulting from operations	$ (17,950)	$ 4	$ (7)	$ (67)	$ (55)

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2018
(Dollars in thousands)

	Voya GNMA Income Fund - Class A	Voya Intermediate Bond Fund - Class A	Voya Intermediate Bond Portfolio - Class I	Voya Intermediate Bond Portfolio - Class S	Voya Global Perspectives® Portfolio - Class I
Net investment income (loss)					
Investment Income:					
Dividends	$ 66	$ 24	$ 15,562	$ 81	$ 66
Expenses:					
Mortality and expense risks and other charges	25	4	3,719	8	23
Total expenses	25	4	3,719	8	23
Net investment income (loss)	41	20	11,843	73	43
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(58)	(3)	1,784	(25)	45
Capital gains distributions	—	—	—	—	27
Total realized gain (loss) on investments and capital gains distributions	(58)	(3)	1,784	(25)	72
Net unrealized appreciation (depreciation) of investments	11	(25)	(20,378)	(82)	(303)
Net realized and unrealized gain (loss) on investments	(47)	(28)	(18,594)	(107)	(231)
Net increase (decrease) in net assets resulting from operations	$ (6)	$ (8)	$ (6,751)	$ (34)	$ (188)

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2018
(Dollars in thousands)

	Voya High Yield Portfolio - Adviser Class	Voya High Yield Portfolio - Institutional Class	Voya High Yield Portfolio - Service Class	Voya Large Cap Growth Portfolio - Adviser Class	Voya Large Cap Growth Portfolio - Institutional Class
Net investment income (loss)					
Investment Income:					
Dividends	$ 2	$ 2,246	$ 1,201	$ —	$ 3,410
Expenses:					
Mortality and expense risks and other charges	—	241	211	—	4,746
Total expenses	—	241	211	—	4,746
Net investment income (loss)	2	2,005	990	—	(1,336)
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(1)	(617)	(325)	—	18,501
Capital gains distributions	—	—	—	20	70,932
Total realized gain (loss) on investments and capital gains distributions	(1)	(617)	(325)	20	89,433
Net unrealized appreciation (depreciation) of investments	(3)	(2,709)	(1,539)	(18)	(97,421)
Net realized and unrealized gain (loss) on investments	(4)	(3,326)	(1,864)	2	(7,988)
Net increase (decrease) in net assets resulting from operations	$ (2)	$ (1,321)	$ (874)	$ 2	$ (9,324)

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2018
(Dollars in thousands)

	Voya Large Cap Growth Portfolio - Service Class	Voya Large Cap Value Portfolio - Adviser Class	Voya Large Cap Value Portfolio - Institutional Class	Voya Large Cap Value Portfolio - Service Class	Voya Limited Maturity Bond Portfolio - Adviser Class
Net investment income (loss)					
Investment Income:					
Dividends	$ 50	$ —	$ 6,053	$ 25	$ —
Expenses:					
Mortality and expense risks and other charges	44	—	3,007	9	—
Total expenses	44	—	3,007	9	—
Net investment income (loss)	6	—	3,046	16	—
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	188	1	16,363	8	—
Capital gains distributions	1,760	2	33,386	155	—
Total realized gain (loss) on investments and capital gains distributions	1,948	3	49,749	163	—
Net unrealized appreciation (depreciation) of investments	(2,247)	(4)	(78,500)	(299)	—
Net realized and unrealized gain (loss) on investments	(299)	(1)	(28,751)	(136)	—
Net increase (decrease) in net assets resulting from operations	$ (293)	$ (1)	$ (25,705)	$ (120)	$ —

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2018
(Dollars in thousands)

	Voya Multi-Manager Large Cap Core Portfolio - Institutional Class	Voya Multi-Manager Large Cap Core Portfolio - Service Class	Voya U.S. Stock Index Portfolio - Institutional Class	VY® BlackRock Inflation Protected Bond Portfolio - Adviser Class	VY® Clarion Global Real Estate Portfolio - Adviser Class
Net investment income (loss)					
Investment Income:					
Dividends	$ 311	$ 10	$ 537	$ —	$ —
Expenses:					
Mortality and expense risks and other charges	77	3	168	—	—
Total expenses	77	3	168	—	—
Net investment income (loss)	234	7	369	—	—
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(9,618)	(316)	392	—	—
Capital gains distributions	11,579	403	1,614	—	—
Total realized gain (loss) on investments and capital gains distributions	1,961	87	2,006	—	—
Net unrealized appreciation (depreciation) of investments	(1,518)	(72)	(3,913)	(1)	—
Net realized and unrealized gain (loss) on investments	443	15	(1,907)	(1)	—
Net increase (decrease) in net assets resulting from operations	$ 677	$ 22	$ (1,538)	$ (1)	$ —

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2018
(Dollars in thousands)

	VY® Clarion Global Real Estate Portfolio - Institutional Class	VY® Clarion Real Estate Portfolio - Adviser Class	VY® Clarion Real Estate Portfolio - Institutional Class	VY® Clarion Real Estate Portfolio - Service Class	VY® Invesco Growth and Income Portfolio - Institutional Class
Net investment income (loss)					
Investment Income:					
Dividends	$ 3,917	$ 1	$ 48	$ 1,183	$ 528
Expenses:					
Mortality and expense risks and other charges	608	—	16	405	145
Total expenses	608	—	16	405	145
Net investment income (loss)	3,309	1	32	778	383
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	2,312	—	98	3,905	(823)
Capital gains distributions	—	4	152	4,263	3,518
Total realized gain (loss) on investments and capital gains distributions	2,312	4	250	8,168	2,695
Net unrealized appreciation (depreciation) of investments	(12,593)	(8)	(422)	(12,959)	(7,467)
Net realized and unrealized gain (loss) on investments	(10,281)	(4)	(172)	(4,791)	(4,772)
Net increase (decrease) in net assets resulting from operations	$ (6,972)	$ (3)	$ (140)	$ (4,013)	$ (4,389)

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2018
(Dollars in thousands)

	VY® Invesco Growth and Income Portfolio - Service Class	VY® JPMorgan Emerging Markets Equity Portfolio - Adviser Class	VY® JPMorgan Emerging Markets Equity Portfolio - Institutional Class	VY® JPMorgan Emerging Markets Equity Portfolio - Service Class	VY® JPMorgan Small Cap Core Equity Portfolio - Adviser Class
Net investment income (loss)					
Investment Income:					
Dividends	$ 435	$ 1	$ 123	$ 152	$ —
Expenses:					
Mortality and expense risks and other charges	289	1	168	267	—
Total expenses	289	1	168	267	—
Net investment income (loss)	146	—	(45)	(115)	—
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	241	2	161	115	1
Capital gains distributions	3,490	—	—	—	7
Total realized gain (loss) on investments and capital gains distributions	3,731	2	161	115	8
Net unrealized appreciation (depreciation) of investments	(8,262)	(35)	(2,799)	(5,020)	(11)
Net realized and unrealized gain (loss) on investments	(4,531)	(33)	(2,638)	(4,905)	(3)
Net increase (decrease) in net assets resulting from operations	$ (4,385)	$ (33)	$ (2,683)	$ (5,020)	$ (3)

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2018
(Dollars in thousands)

	VY® JPMorgan Small Cap Core Equity Portfolio - Institutional Class	VY® JPMorgan Small Cap Core Equity Portfolio - Service Class	VY® Morgan Stanley Global Franchise Portfolio - Adviser Class	VY® T. Rowe Price Capital Appreciation Portfolio - Adviser Class	VY® T. Rowe Price Capital Appreciation Portfolio - Institutional Class
Net investment income (loss)					
Investment Income:					
Dividends	$ 287	$ 129	$ —	$ 6	$ 8,127
Expenses:					
Mortality and expense risks and other charges	211	357	—	2	1,482
Total expenses	211	357	—	2	1,482
Net investment income (loss)	76	(228)	—	4	6,645
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	613	448	(3)	(9)	2,164
Capital gains distributions	5,516	4,355	6	37	23,793
Total realized gain (loss) on investments and capital gains distributions	6,129	4,803	3	28	25,957
Net unrealized appreciation (depreciation) of investments	(11,443)	(8,700)	(2)	(27)	(32,110)
Net realized and unrealized gain (loss) on investments	(5,314)	(3,897)	1	1	(6,153)
Net increase (decrease) in net assets resulting from operations	$ (5,238)	$ (4,125)	$ 1	$ 5	$ 492

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2018
(Dollars in thousands)

	VY® T. Rowe Price Capital Appreciation Portfolio - Service Class	VY® T. Rowe Price Equity Income Portfolio - Adviser Class	VY® T. Rowe Price Equity Income Portfolio - Service Class	VY® T. Rowe Price International Stock Portfolio - Adviser Class	VY® T. Rowe Price International Stock Portfolio - Service Class
Net investment income (loss)					
Investment Income:					
Dividends	$ 17,929	$ 17	$ 2,141	$ 1	$ 145
Expenses:					
Mortality and expense risks and other charges	7,874	4	804	—	84
Total expenses	7,874	4	804	—	84
Net investment income (loss)	10,055	13	1,337	1	61
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	17,442	(22)	1,993	1	476
Capital gains distributions	59,844	158	15,674	—	—
Total realized gain (loss) on investments and capital gains distributions	77,286	136	17,667	1	476
Net unrealized appreciation (depreciation) of investments	(90,426)	(237)	(29,042)	(17)	(1,815)
Net realized and unrealized gain (loss) on investments	(13,140)	(101)	(11,375)	(16)	(1,339)
Net increase (decrease) in net assets resulting from operations	$ (3,085)	$ (88)	$ (10,038)	$ (15)	$ (1,278)

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2018
(Dollars in thousands)

	VY® Templeton Global Growth Portfolio - Institutional Class	VY® Templeton Global Growth Portfolio - Service Class	Voya Government Money Market Portfolio - Class I	Voya Global Real Estate Fund - Class A	Voya Multi-Manager International Small Cap Fund - Class A
Net investment income (loss)					
Investment Income:					
Dividends	$ 19	$ 140	$ 3,359	$ 2	$ 4
Expenses:					
Mortality and expense risks and other charges	5	54	1,446	—	2
Total expenses	5	54	1,446	—	2
Net investment income (loss)	14	86	1,913	2	2
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(67)	(873)	—	—	33
Capital gains distributions	61	497	37	6	24
Total realized gain (loss) on investments and capital gains distributions	(6)	(376)	37	6	57
Net unrealized appreciation (depreciation) of investments	(100)	(502)	—	(13)	(134)
Net realized and unrealized gain (loss) on investments	(106)	(878)	37	(7)	(77)
Net increase (decrease) in net assets resulting from operations	$ (92)	$ (792)	$ 1,950	$ (5)	$ (75)

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2018
(Dollars in thousands)

	Voya Multi-Manager International Small Cap Fund - Class I	Voya Global Bond Portfolio - Adviser Class	Voya Global Bond Portfolio - Initial Class	Voya Global Bond Portfolio - Service Class	Voya Index Solution 2025 Portfolio - Initial Class
Net investment income (loss)					
Investment Income:					
Dividends	$ 25	$ 9	$ 2,786	$ 14	$ 193
Expenses:					
Mortality and expense risks and other charges	20	1	679	3	107
Total expenses	20	1	679	3	107
Net investment income (loss)	5	8	2,107	11	86
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	34	—	(1,255)	9	(201)
Capital gains distributions	130	—	—	—	252
Total realized gain (loss) on investments and capital gains distributions	164	—	(1,255)	9	51
Net unrealized appreciation (depreciation) of investments	(610)	(16)	(3,076)	(31)	(778)
Net realized and unrealized gain (loss) on investments	(446)	(16)	(4,331)	(22)	(727)
Net increase (decrease) in net assets resulting from operations	$ (441)	$ (8)	$ (2,224)	$ (11)	$ (641)

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2018
(Dollars in thousands)

	Voya Index Solution 2025 Portfolio - Service Class	Voya Index Solution 2025 Portfolio - Service 2 Class	Voya Index Solution 2035 Portfolio - Initial Class	Voya Index Solution 2035 Portfolio - Service Class	Voya Index Solution 2035 Portfolio - Service 2 Class
Net investment income (loss)					
Investment Income:					
Dividends	$ 67	$ 37	$ 218	$ 81	$ 18
Expenses:					
Mortality and expense risks and other charges	37	22	146	51	12
Total expenses	37	22	146	51	12
Net investment income (loss)	30	15	72	30	6
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(7)	(78)	(100)	(31)	18
Capital gains distributions	105	69	346	156	41
Total realized gain (loss) on investments and capital gains distributions	98	(9)	246	125	59
Net unrealized appreciation (depreciation) of investments	(409)	(171)	(1,574)	(657)	(196)
Net realized and unrealized gain (loss) on investments	(311)	(180)	(1,328)	(532)	(137)
Net increase (decrease) in net assets resulting from operations	$ (281)	$ (165)	$ (1,256)	$ (502)	$ (131)

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2018
(Dollars in thousands)

	Voya Index Solution 2045 Portfolio - Initial Class	Voya Index Solution 2045 Portfolio - Service Class	Voya Index Solution 2045 Portfolio - Service 2 Class	Voya Index Solution 2055 Portfolio - Initial Class	Voya Index Solution 2055 Portfolio - Service Class
Net investment income (loss)					
Investment Income:					
Dividends	$ 193	$ 42	$ 18	$ 55	$ 22
Expenses:					
Mortality and expense risks and other charges	146	29	11	40	20
Total expenses	146	29	11	40	20
Net investment income (loss)	47	13	7	15	2
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(155)	(3)	34	80	22
Capital gains distributions	362	97	52	101	51
Total realized gain (loss) on investments and capital gains distributions	207	94	86	181	73
Net unrealized appreciation (depreciation) of investments	(1,580)	(477)	(280)	(696)	(309)
Net realized and unrealized gain (loss) on investments	(1,373)	(383)	(194)	(515)	(236)
Net increase (decrease) in net assets resulting from operations	$ (1,326)	$ (370)	$ (187)	$ (500)	$ (234)

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2018
(Dollars in thousands)

	Voya Index Solution 2055 Portfolio - Service 2 Class	Voya Index Solution Income Portfolio - Initial Class	Voya Index Solution Income Portfolio - Service Class	Voya Index Solution Income Portfolio - Service 2 Class	Voya Solution 2025 Portfolio - Adviser Class
Net investment income (loss)					
Investment Income:					
Dividends	$ 9	$ 82	$ 23	$ 17	$ 9
Expenses:					
Mortality and expense risks and other charges	5	41	8	9	2
Total expenses	5	41	8	9	2
Net investment income (loss)	4	41	15	8	7
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	27	82	8	24	2
Capital gains distributions	27	55	18	15	16
Total realized gain (loss) on investments and capital gains distributions	54	137	26	39	18
Net unrealized appreciation (depreciation) of investments	(175)	(333)	(78)	(92)	(55)
Net realized and unrealized gain (loss) on investments	(121)	(196)	(52)	(53)	(37)
Net increase (decrease) in net assets resulting from operations	$ (117)	$ (155)	$ (37)	$ (45)	$ (30)

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2018
(Dollars in thousands)

	Voya Solution 2025 Portfolio - Initial Class	Voya Solution 2025 Portfolio - Service Class	Voya Solution 2025 Portfolio - Service 2 Class	Voya Solution 2035 Portfolio - Adviser Class	Voya Solution 2035 Portfolio - Initial Class
Net investment income (loss)					
Investment Income:					
Dividends	$ 202	$ 2,734	$ 139	$ 7	$ 156
Expenses:					
Mortality and expense risks and other charges	73	1,222	53	2	61
Total expenses	73	1,222	53	2	61
Net investment income (loss)	129	1,512	86	5	95
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	66	1,286	(128)	3	(72)
Capital gains distributions	276	4,265	260	18	311
Total realized gain (loss) on investments and capital gains distributions	342	5,551	132	21	239
Net unrealized appreciation (depreciation) of investments	(1,034)	(15,931)	(759)	(66)	(1,062)
Net realized and unrealized gain (loss) on investments	(692)	(10,380)	(627)	(45)	(823)
Net increase (decrease) in net assets resulting from operations	$ (563)	$ (8,868)	$ (541)	$ (40)	$ (728)

The accompanying notes are an integral part of these financial statements.

VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2018
(Dollars in thousands)

	Voya Solution 2035 Portfolio - Service Class	Voya Solution 2035 Portfolio - Service 2 Class	Voya Solution 2045 Portfolio - Adviser Class	Voya Solution 2045 Portfolio - Initial Class	Voya Solution 2045 Portfolio - Service Class
Net investment income (loss)					
Investment Income:					
Dividends	$ 2,616	$ 203	$ —	$ 114	$ 1,558
Expenses:					
Mortality and expense risks and other charges	1,325	86	—	47	980
Total expenses	1,325	86	—	47	980
Net investment income (loss)	1,291	117	—	67	578
Realized and unrealized gain (loss) **on investments**					
Net realized gain (loss) on investments	1,969	(179)	—	159	2,130
Capital gains distributions	6,018	521	1	323	5,247
Total realized gain (loss) on investments and capital gains distributions	7,987	342	1	482	7,377
Net unrealized appreciation (depreciation) of investments	(22,808)	(1,547)	(4)	(1,269)	(19,754)
Net realized and unrealized gain (loss) on investments	(14,821)	(1,205)	(3)	(787)	(12,377)
Net increase (decrease) in net assets resulting from operations	$ (13,530)	$ (1,088)	$ (3)	$ (720)	$ (11,799)

The accompanying notes are an integral part of these financial statements.

Statements of Operations
For the Year Ended December 31, 2018
(Dollars in thousands)

	Voya Solution 2045 Portfolio - Service 2 Class	Voya Solution 2055 Portfolio - Initial Class	Voya Solution 2055 Portfolio - Service Class	Voya Solution 2055 Portfolio - Service 2 Class	Voya Solution Balanced Portfolio - Service Class
Net investment income (loss)					
Investment Income:					
Dividends	$ 73	$ 38	$ 290	$ 18	$ 105
Expenses:					
Mortality and expense risks and other charges	42	20	211	12	64
Total expenses	42	20	211	12	64
Net investment income (loss)	31	18	79	6	41
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(32)	48	25	28	(143)
Capital gains distributions	302	90	835	60	204
Total realized gain (loss) on investments and capital gains distributions	270	138	860	88	61
Net unrealized appreciation (depreciation) of investments	(939)	(430)	(3,751)	(289)	(547)
Net realized and unrealized gain (loss) on investments	(669)	(292)	(2,891)	(201)	(486)
Net increase (decrease) in net assets resulting from operations	$ (638)	$ (274)	$ (2,812)	$ (195)	$ (445)

The accompanying notes are an integral part of these financial statements.
121

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2018
(Dollars in thousands)

	Voya Solution Income Portfolio - Adviser Class	Voya Solution Income Portfolio - Initial Class	Voya Solution Income Portfolio - Service Class	Voya Solution Income Portfolio - Service 2 Class	Voya Solution Moderately Conservative Portfolio - Service Class
Net investment income (loss)					
Investment Income:					
Dividends	$ 18	$ 236	$ 1,177	$ 88	$ 137
Expenses:					
Mortality and expense risks and other charges	3	45	422	29	69
Total expenses	3	45	422	29	69
Net investment income (loss)	15	191	755	59	68
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	1	52	574	54	(131)
Capital gains distributions	21	216	1,222	106	150
Total realized gain (loss) on investments and capital gains distributions	22	268	1,796	160	19
Net unrealized appreciation (depreciation) of investments	(66)	(732)	(4,378)	(375)	(423)
Net realized and unrealized gain (loss) on investments	(44)	(464)	(2,582)	(215)	(404)
Net increase (decrease) in net assets resulting from operations	$ (29)	$ (273)	$ (1,827)	$ (156)	$ (336)

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2018
(Dollars in thousands)

	VY® American Century Small-Mid Cap Value Portfolio - Adviser Class	VY® American Century Small-Mid Cap Value Portfolio - Initial Class	VY® American Century Small-Mid Cap Value Portfolio - Service Class	VY® Baron Growth Portfolio - Adviser Class	VY® Baron Growth Portfolio - Service Class
Net investment income (loss)					
Investment Income:					
Dividends	$ 1	$ 469	$ 694	$ —	$ —
Expenses:					
Mortality and expense risks and other charges	—	167	554	1	1,239
Total expenses	—	167	554	1	1,239
Net investment income (loss)	1	302	140	(1)	(1,239)
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(1)	(643)	181	28	5,809
Capital gains distributions	7	3,851	7,166	44	13,607
Total realized gain (loss) on investments and capital gains distributions	6	3,208	7,347	72	19,416
Net unrealized appreciation (depreciation) of investments	(14)	(9,210)	(17,753)	(70)	(21,914)
Net realized and unrealized gain (loss) on investments	(8)	(6,002)	(10,406)	2	(2,498)
Net increase (decrease) in net assets resulting from operations	$ (7)	$ (5,700)	$ (10,266)	$ 1	$ (3,737)

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2018
(Dollars in thousands)

	VY® Columbia Contrarian Core Portfolio - Service Class	VY® Columbia Small Cap Value II Portfolio - Adviser Class	VY® Columbia Small Cap Value II Portfolio - Service Class	VY® Invesco Comstock Portfolio - Adviser Class	VY® Invesco Comstock Portfolio - Service Class
Net investment income (loss)					
Investment Income:					
Dividends	$ 117	$ —	$ 17	$ 3	$ 829
Expenses:					
Mortality and expense risks and other charges	135	1	60	1	655
Total expenses	135	1	60	1	655
Net investment income (loss)	(18)	(1)	(43)	2	174
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	605	7	236	91	5,130
Capital gains distributions	1,366	16	704	—	—
Total realized gain (loss) on investments and capital gains distributions	1,971	23	940	91	5,130
Net unrealized appreciation (depreciation) of investments	(3,150)	(50)	(2,137)	(134)	(13,595)
Net realized and unrealized gain (loss) on investments	(1,179)	(27)	(1,197)	(43)	(8,465)
Net increase (decrease) in net assets resulting from operations	$ (1,197)	$ (28)	$ (1,240)	$ (41)	$ (8,291)

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2018
(Dollars in thousands)

	VY® Invesco Equity and Income Portfolio - Adviser Class	VY® Invesco Equity and Income Portfolio - Initial Class	VY® Invesco Equity and Income Portfolio - Service Class	VY® JPMorgan Mid Cap Value Portfolio - Adviser Class	VY® JPMorgan Mid Cap Value Portfolio - Initial Class
Net investment income (loss)					
Investment Income:					
Dividends	$ 22	$ 5,815	$ 23	$ 3	$ 304
Expenses:					
Mortality and expense risks and other charges	5	2,976	8	1	174
Total expenses	5	2,976	8	1	174
Net investment income (loss)	17	2,839	15	2	130
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(19)	13,109	13	4	(383)
Capital gains distributions	95	18,616	85	30	1,891
Total realized gain (loss) on investments and capital gains distributions	76	31,725	98	34	1,508
Net unrealized appreciation (depreciation) of investments	(249)	(64,708)	(241)	(74)	(4,469)
Net realized and unrealized gain (loss) on investments	(173)	(32,983)	(143)	(40)	(2,961)
Net increase (decrease) in net assets resulting from operations	$ (156)	$ (30,144)	$ (128)	$ (38)	$ (2,831)

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2018
(Dollars in thousands)

	VY® JPMorgan Mid Cap Value Portfolio - Service Class	VY® Oppenheimer Global Portfolio - Adviser Class	VY® Oppenheimer Global Portfolio - Initial Class	VY® Oppenheimer Global Portfolio - Service Class	VY® Pioneer High Yield Portfolio - Initial Class
Net investment income (loss)					
Investment Income:					
Dividends	$ 704	$ 5	$ 9,512	$ 21	$ 2,010
Expenses:					
Mortality and expense risks and other					
charges	642	1	6,246	16	311
Total expenses	642	1	6,246	16	311
Net investment income (loss)	62	4	3,266	5	1,699
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	1,878	59	24,519	84	(292)
Capital gains distributions	5,578	30	41,232	109	—
Total realized gain (loss) on investments					
and capital gains distributions	7,456	89	65,751	193	(292)
Net unrealized appreciation					
(depreciation) of investments	(15,882)	(139)	(153,054)	(420)	(2,709)
Net realized and unrealized gain (loss)					
on investments	(8,426)	(50)	(87,303)	(227)	(3,001)
Net increase (decrease) in net assets					
resulting from operations	$ (8,364)	$ (46)	$ (84,037)	$ (222)	$ (1,302)

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2018
(Dollars in thousands)

	VY® Pioneer High Yield Portfolio - Service Class	VY® T. Rowe Price Diversified Mid Cap Growth Portfolio - Adviser Class	VY® T. Rowe Price Diversified Mid Cap Growth Portfolio - Initial Class	VY® T. Rowe Price Diversified Mid Cap Growth Portfolio - Service Class	VY® T. Rowe Price Growth Equity Portfolio - Adviser Class
Net investment income (loss)					
Investment Income:					
Dividends	$ 13	$ —	$ 813	$ —	$ —
Expenses:					
Mortality and expense risks and other					
charges	2	1	4,684	10	5
Total expenses	2	1	4,684	10	5
Net investment income (loss)	11	(1)	(3,871)	(10)	(5)
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	8	4	10,098	17	78
Capital gains distributions	—	36	43,665	129	234
Total realized gain (loss) on investments					
and capital gains distributions	8	40	53,763	146	312
Net unrealized appreciation					
(depreciation) of investments	(27)	(50)	(65,594)	(192)	(284)
Net realized and unrealized gain (loss)					
on investments	(19)	(10)	(11,831)	(46)	28
Net increase (decrease) in net assets					
resulting from operations	$ (8)	$ (11)	$ (15,702)	$ (56)	$ 23

The accompanying notes are an integral part of these financial statements.

Statements of Operations

For the Year Ended December 31, 2018

(Dollars in thousands)

	VY® T. Rowe Price Growth Equity Portfolio - Initial Class	VY® T. Rowe Price Growth Equity Portfolio - Service Class	VY® Templeton Foreign Equity Portfolio - Adviser Class	VY® Templeton Foreign Equity Portfolio - Initial Class	VY® Templeton Foreign Equity Portfolio - Service Class
Net investment income (loss)					
Investment Income:					
Dividends	$ 1,167	$ 2	$ 4	$ 1,753	$ 2
Expenses:					
Mortality and expense risks and other charges	4,433	24	1	801	1
Total expenses	4,433	24	1	801	1
Net investment income (loss)	(3,266)	(22)	3	952	1
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	15,439	67	3	3,244	12
Capital gains distributions	79,396	607	—	—	—
Total realized gain (loss) on investments and capital gains distributions	94,835	674	3	3,244	12
Net unrealized appreciation (depreciation) of investments	(99,760)	(704)	(41)	(17,441)	(33)
Net realized and unrealized gain (loss) on investments	(4,925)	(30)	(38)	(14,197)	(21)
Net increase (decrease) in net assets resulting from operations	$ (8,191)	$ (52)	$ (35)	$ (13,245)	$ (20)

The accompanying notes are an integral part of these financial statements.

Statements of Operations
For the Year Ended December 31, 2018
(Dollars in thousands)

	Voya Corporate Leaders 100 Fund - Class I	Voya Strategic Allocation Conservative Portfolio - Class I	Voya Strategic Allocation Growth Portfolio - Class I	Voya Strategic Allocation Moderate Portfolio - Class I	Voya Growth and Income Portfolio - Class A
Net investment income (loss)					
Investment Income:					
Dividends	$ 134	$ 756	$ 1,418	$ 1,444	$ 19
Expenses:					
Mortality and expense risks and other charges	64	276	683	593	5
Total expenses	64	276	683	593	5
Net investment income (loss)	70	480	735	851	14
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	292	542	4,191	3,380	15
Capital gains distributions	471	628	—	—	131
Total realized gain (loss) on investments and capital gains distributions	763	1,170	4,191	3,380	146
Net unrealized appreciation (depreciation) of investments	(1,344)	(3,031)	(11,163)	(8,412)	(228)
Net realized and unrealized gain (loss) on investments	(581)	(1,861)	(6,972)	(5,032)	(82)
Net increase (decrease) in net assets resulting from operations	$ (511)	$ (1,381)	$ (6,237)	$ (4,181)	$ (68)

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2018
(Dollars in thousands)

	Voya Growth and Income Portfolio - Class I	Voya Growth and Income Portfolio - Class S	Voya Global Equity Portfolio - Class I	Voya Global Equity Portfolio - Class S	Voya Index Plus LargeCap Portfolio - Class I
Net investment income (loss)					
Investment Income:					
Dividends	$ 21,310	$ 3	$ 4,441	$ 538	$ 5,459
Expenses:					
Mortality and expense risks and other charges	13,330	3	707	139	3,785
Total expenses	13,330	3	707	139	3,785
Net investment income (loss)	7,980	—	3,734	399	1,674
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	55,523	(18)	1,227	223	16,734
Capital gains distributions	110,314	22	—	—	28,770
Total realized gain (loss) on investments and capital gains distributions	165,837	4	1,227	223	45,504
Net unrealized appreciation (depreciation) of investments	(233,905)	(21)	(12,904)	(1,817)	(75,567)
Net realized and unrealized gain (loss) on investments	(68,068)	(17)	(11,677)	(1,594)	(30,063)
Net increase (decrease) in net assets resulting from operations	$ (60,088)	$ (17)	$ (7,943)	$ (1,195)	$ (28,389)

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2018
(Dollars in thousands)

	Voya Index Plus LargeCap Portfolio - Class S	Voya Index Plus MidCap Portfolio - Class I	Voya Index Plus MidCap Portfolio - Class S	Voya Index Plus SmallCap Portfolio - Class I	Voya Index Plus SmallCap Portfolio - Class S
Net investment income (loss)					
Investment Income:					
Dividends	$ 2	$ 3,476	$ 1	$ 1,327	$ 1
Expenses:					
Mortality and expense risks and other charges	1	3,097	—	1,498	1
Total expenses	1	3,097	—	1,498	1
Net investment income (loss)	1	379	1	(171)	—
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	7	12,433	—	8,397	7
Capital gains distributions	15	39,567	8	19,267	25
Total realized gain (loss) on investments and capital gains distributions	22	52,000	8	27,664	32
Net unrealized appreciation (depreciation) of investments	(38)	(100,818)	(19)	(45,837)	(56)
Net realized and unrealized gain (loss) on investments	(16)	(48,818)	(11)	(18,173)	(24)
Net increase (decrease) in net assets resulting from operations	$ (15)	$ (48,439)	$ (10)	$ (18,344)	$ (24)

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2018
(Dollars in thousands)

	Voya International Index Portfolio - Class I	Voya International Index Portfolio - Class S	Voya Russell™ Large Cap Growth Index Portfolio - Class I	Voya Russell™ Large Cap Growth Index Portfolio - Class S	Voya Russell™ Large Cap Index Portfolio - Class I
Net investment income (loss)					
Investment Income:					
Dividends	$ 1,163	$ —	$ 718	$ 14	$ 2,089
Expenses:					
Mortality and expense risks and other charges	386	—	722	8	992
Total expenses	386	—	722	8	992
Net investment income (loss)	777	—	(4)	6	1,097
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	963	—	3,472	86	3,752
Capital gains distributions	—	—	2,290	58	—
Total realized gain (loss) on investments and capital gains distributions	963	—	5,762	144	3,752
Net unrealized appreciation (depreciation) of investments	(8,040)	(2)	(7,580)	(199)	(11,036)
Net realized and unrealized gain (loss) on investments	(7,077)	(2)	(1,818)	(55)	(7,284)
Net increase (decrease) in net assets resulting from operations	$ (6,300)	$ (2)	$ (1,822)	$ (49)	$ (6,187)

The accompanying notes are an integral part of these financial statements.

Statements of Operations
For the Year Ended December 31, 2018
(Dollars in thousands)

	Voya Russell™ Large Cap Index Portfolio - Class S	Voya Russell™ Large Cap Value Index Portfolio - Class I	Voya Russell™ Large Cap Value Index Portfolio - Class S	Voya Russell™ Mid Cap Growth Index Portfolio - Class S	Voya Russell™ Mid Cap Index Portfolio - Class I
Net investment income (loss)					
Investment Income:					
Dividends	$ 6	$ 14	$ 313	$ 68	$ 2,214
Expenses:					
Mortality and expense risks and other charges	4	7	159	170	1,085
Total expenses	4	7	159	170	1,085
Net investment income (loss)	2	7	154	(102)	1,129
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	18	18	328	789	2,203
Capital gains distributions	—	21	516	1,819	17,362
Total realized gain (loss) on investments and capital gains distributions	18	39	844	2,608	19,565
Net unrealized appreciation (depreciation) of investments	(40)	(95)	(2,239)	(3,541)	(36,153)
Net realized and unrealized gain (loss) on investments	(22)	(56)	(1,395)	(933)	(16,588)
Net increase (decrease) in net assets resulting from operations	$ (20)	$ (49)	$ (1,241)	$ (1,035)	$ (15,459)

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2018
(Dollars in thousands)

	Voya Russell™ Small Cap Index Portfolio - Class I	Voya Small Company Portfolio - Class I	Voya Small Company Portfolio - Class S	Voya U.S. Bond Index Portfolio - Class I	Voya MidCap Opportunities Portfolio - Class I
Net investment income (loss)					
Investment Income:					
Dividends	$ 802	$ 881	$ —	$ 365	$ —
Expenses:					
Mortality and expense risks and other charges	622	1,554	1	134	2,165
Total expenses	622	1,554	1	134	2,165
Net investment income (loss)	180	(673)	(1)	231	(2,165)
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	467	8,609	—	(179)	227
Capital gains distributions	4,191	25,504	23	—	25,259
Total realized gain (loss) on investments and capital gains distributions	4,658	34,113	23	(179)	25,486
Net unrealized appreciation (depreciation) of investments	(14,394)	(58,417)	(48)	(235)	(43,328)
Net realized and unrealized gain (loss) on investments	(9,736)	(24,304)	(25)	(414)	(17,842)
Net increase (decrease) in net assets resulting from operations	$ (9,556)	$ (24,977)	$ (26)	$ (183)	$ (20,007)

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2018
(Dollars in thousands)

	Voya MidCap Opportunities Portfolio - Class S	Voya SmallCap Opportunities Portfolio - Class I	Voya SmallCap Opportunities Portfolio - Class S	Wanger International	Wanger Select
Net investment income (loss)					
Investment Income:					
Dividends	$ —	$ —	$ —	$ 900	$ 111
Expenses:					
Mortality and expense risks and other					
charges	6	664	—	334	633
Total expenses	6	664	—	334	633
Net investment income (loss)	(6)	(664)	—	566	(522)
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	(13)	1,467	(4)	(989)	(4,112)
Capital gains distributions	117	10,955	19	5,031	7,602
Total realized gain (loss) on investments					
and capital gains distributions	104	12,422	15	4,042	3,490
Net unrealized appreciation					
(depreciation) of investments	(187)	(22,828)	(35)	(12,691)	(11,004)
Net realized and unrealized gain (loss)					
on investments	(83)	(10,406)	(20)	(8,649)	(7,514)
Net increase (decrease) in net assets					
resulting from operations	$ (89)	$ (11,070)	$ (20)	$ (8,083)	$ (8,036)

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2018
(Dollars in thousands)

	Wanger USA	Washington Mutual Investors FundSM - Class R-3	Washington Mutual Investors Fund^{SM} - Class R-4	Wells Fargo Small Cap Value Fund - Class A	Wells Fargo Small Company Growth Fund - Administrator Class
Net investment income (loss)					
Investment Income:					
Dividends	$ 87	$ 41	$ 3,613	$ —	$ —
Expenses:					
Mortality and expense risks and other charges	641	16	1,988	1	47
Total expenses	641	16	1,988	1	47
Net investment income (loss)	(554)	25	1,625	(1)	(47)
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(2,430)	52	4,455	(2)	48
Capital gains distributions	19,198	147	10,693	23	521
Total realized gain (loss) on investments and capital gains distributions	16,768	199	15,148	21	569
Net unrealized appreciation (depreciation) of investments	(18,674)	(318)	(24,668)	(45)	(1,704)
Net realized and unrealized gain (loss) on investments	(1,906)	(119)	(9,520)	(24)	(1,135)
Net increase (decrease) in net assets resulting from operations	$ (2,460)	$ (94)	$ (7,895)	$ (25)	$ (1,182)

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2018
(Dollars in thousands)

	Wells Fargo Special Small Cap Value Fund - Class A
Net investment income (loss)	
Investment Income:	
Dividends	$ 525
Expenses:	
Mortality and expense risks and other charges	1,354
Total expenses	1,354
Net investment income (loss)	(829)
Realized and unrealized gain (loss) on investments	
Net realized gain (loss) on investments	5,917
Capital gains distributions	6,879
Total realized gain (loss) on investments and capital gains distributions	12,796
Net unrealized appreciation (depreciation) of investments	(28,991)
Net realized and unrealized gain (loss) on investments	(16,195)
Net increase (decrease) in net assets resulting from operations	$ (17,024)

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2018 and 2017
(Dollars in thousands)

	AB Relative Value Fund - Class A	AB VPS Growth and Income Portfolio - Class A	Aberdeen International Equity Fund - Institutional Class	Invesco Floating Rate Fund - Class R5
Net assets at January 1, 2017	$ 178	$ 655	$ 6,893	$ 82
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(1)	1	150	4
Total realized gain (loss) on investments and capital gains distributions	31	85	73	—
Net unrealized appreciation (depreciation) of investments	(1)	12	1,911	—
Net increase (decrease) in net assets resulting from operations	29	98	2,134	4
Changes from principal transactions:				
Total unit transactions	(16)	(131)	3,372	70
Increase (decrease) in net assets derived from principal transactions	(16)	(131)	3,372	70
Total increase (decrease) in net assets	13	(33)	5,506	74
Net assets at December 31, 2017	191	622	12,399	156
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	—	(1)	334	9
Total realized gain (loss) on investments and capital gains distributions	49	76	138	—
Net unrealized appreciation (depreciation) of investments	(58)	(116)	(2,607)	(14)
Net increase (decrease) in net assets resulting from operations	(9)	(41)	(2,135)	(5)
Changes from principal transactions:				
Total unit transactions	(8)	(9)	2,188	128
Increase (decrease) in net assets derived from principal transactions	(8)	(9)	2,188	128
Total increase (decrease) in net assets	(17)	(50)	53	123
Net assets at December 31, 2018	$ 174	$ 572	$ 12,452	$ 279

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2018 and 2017
(Dollars in thousands)

	Invesco Mid Cap Core Equity Fund - Class A	Invesco Small Cap Growth Fund - Class A	Invesco International Growth Fund - Class R5	Invesco Endeavor Fund - Class A
Net assets at January 1, 2017	$ 3,791	$ 72	$ 547	$ 12
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(35)	(1)	7	—
Total realized gain (loss) on investments and capital gains distributions	510	9	16	1
Net unrealized appreciation (depreciation) of investments	43	11	108	1
Net increase (decrease) in net assets resulting from operations	518	19	131	2
Changes from principal transactions:				
Total unit transactions	(360)	11	8	1
Increase (decrease) in net assets derived from principal transactions	(360)	11	8	1
Total increase (decrease) in net assets	158	30	139	3
Net assets at December 31, 2017	3,949	102	686	15
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(34)	(1)	2	—
Total realized gain (loss) on investments and capital gains distributions	146	7	45	2
Net unrealized appreciation (depreciation) of investments	(590)	(17)	(154)	(5)
Net increase (decrease) in net assets resulting from operations	(478)	(11)	(107)	(3)
Changes from principal transactions:				
Total unit transactions	(367)	—	(56)	2
Increase (decrease) in net assets derived from principal transactions	(367)	—	(56)	2
Total increase (decrease) in net assets	(845)	(11)	(163)	(1)
Net assets at December 31, 2018	$ 3,104	$ 91	$ 523	$ 14

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2018 and 2017
(Dollars in thousands)

	Invesco Global Health Care Fund - Investor Class	Invesco High Yield Fund - Class R5	Invesco American Value Fund - Class R5	Invesco Energy Fund - Class R5
Net assets at January 1, 2017	$ 190	$ 269	$ 717	$ 40
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(1)	14	(1)	2
Total realized gain (loss) on investments and capital gains distributions	(37)	(1)	72	1
Net unrealized appreciation (depreciation) of investments	52	4	(13)	(1)
Net increase (decrease) in net assets resulting from operations	14	17	58	2
Changes from principal transactions:				
Total unit transactions	(95)	119	(14)	80
Increase (decrease) in net assets derived from principal transactions	(95)	119	(14)	80
Total increase (decrease) in net assets	(81)	136	44	82
Net assets at December 31, 2017	109	405	761	122
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(1)	20	(3)	1
Total realized gain (loss) on investments and capital gains distributions	12	(2)	88	7
Net unrealized appreciation (depreciation) of investments	(12)	(42)	(204)	(23)
Net increase (decrease) in net assets resulting from operations	(1)	(24)	(119)	(15)
Changes from principal transactions:				
Total unit transactions	24	152	112	(63)
Increase (decrease) in net assets derived from principal transactions	24	152	112	(63)
Total increase (decrease) in net assets	23	128	(7)	(78)
Net assets at December 31, 2018	$ 132	$ 533	$ 754	$ 44

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2018 and 2017
(Dollars in thousands)

	Invesco Small Cap Value Fund - Class A	Invesco V.I. American Franchise Fund - Series I Shares	Invesco V.I. Core Equity Fund - Series I Shares	Alger Capital Appreciation Fund - Class A
Net assets at January 1, 2017	$ 318	$ 23,516	$ 33,203	$ 481
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(2)	(265)	(2)	(4)
Total realized gain (loss) on investments and capital gains distributions	14	4,904	2,625	122
Net unrealized appreciation (depreciation) of investments	26	1,554	1,127	28
Net increase (decrease) in net assets resulting from operations	38	6,193	3,750	146
Changes from principal transactions:				
Total unit transactions	(204)	(1,151)	(3,686)	(524)
Increase (decrease) in net assets derived from principal transactions	(204)	(1,151)	(3,686)	(524)
Total increase (decrease) in net assets	(166)	5,042	64	(378)
Net assets at December 31, 2017	152	28,558	33,267	103
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(1)	(322)	(49)	(1)
Total realized gain (loss) on investments and capital gains distributions	27	3,731	3,056	15
Net unrealized appreciation (depreciation) of investments	(46)	(4,645)	(6,103)	(18)
Net increase (decrease) in net assets resulting from operations	(20)	(1,236)	(3,096)	(4)
Changes from principal transactions:				
Total unit transactions	(72)	(783)	(3,132)	16
Increase (decrease) in net assets derived from principal transactions	(72)	(783)	(3,132)	16
Total increase (decrease) in net assets	(92)	(2,019)	(6,228)	12
Net assets at December 31, 2018	$ 60	$ 26,539	$ 27,039	$ 115

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2018 and 2017
(Dollars in thousands)

	Alger Responsible Investing Fund - Class A	AllianzGI NFJ Dividend Value Fund - Class A	AllianzGI NFJ Large-Cap Value Fund - Institutional Class	AllianzGI NFJ Small-Cap Value Fund - Class A
Net assets at January 1, 2017	$ 3,644	$ 293	$ 6	$ 546
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(48)	3	—	(1)
Total realized gain (loss) on investments and capital gains distributions	875	80	—	5
Net unrealized appreciation (depreciation) of investments	179	(40)	1	31
Net increase (decrease) in net assets resulting from operations	1,006	43	1	35
Changes from principal transactions:				
Total unit transactions	894	(5)	—	(196)
Increase (decrease) in net assets derived from principal transactions	894	(5)	—	(196)
Total increase (decrease) in net assets	1,900	38	1	(161)
Net assets at December 31, 2017	5,544	331	7	385
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(66)	3	—	6
Total realized gain (loss) on investments and capital gains distributions	599	61	—	52
Net unrealized appreciation (depreciation) of investments	(841)	(101)	(1)	(124)
Net increase (decrease) in net assets resulting from operations	(308)	(37)	(1)	(66)
Changes from principal transactions:				
Total unit transactions	888	3	—	(79)
Increase (decrease) in net assets derived from principal transactions	888	3	—	(79)
Total increase (decrease) in net assets	580	(34)	(1)	(145)
Net assets at December 31, 2018	$ 6,124	$ 297	$ 6	$ 240

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2018 and 2017
(Dollars in thousands)

	Amana Growth Fund - Investor Class	Amana Income Fund - Investor Class	American Balanced Fund® - Class R-3	American Beacon Small Cap Value Fund - Investor Class
Net assets at January 1, 2017	$ 37,550	$ 67,948	$ 4,359	$ 212
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(207)	(307)	29	(1)
Total realized gain (loss) on investments and capital gains distributions	6,080	7,096	465	34
Net unrealized appreciation (depreciation) of investments	4,267	6,548	47	(10)
Net increase (decrease) in net assets resulting from operations	10,140	13,337	541	23
Changes from principal transactions:				
Total unit transactions	(1,131)	(5,297)	(1,944)	68
Increase (decrease) in net assets derived from principal transactions	(1,131)	(5,297)	(1,944)	68
Total increase (decrease) in net assets	9,009	8,040	(1,403)	91
Net assets at December 31, 2017	46,559	75,988	2,956	303
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(267)	144	27	(2)
Total realized gain (loss) on investments and capital gains distributions	2,980	6,354	141	63
Net unrealized appreciation (depreciation) of investments	(2,149)	(10,856)	(275)	(114)
Net increase (decrease) in net assets resulting from operations	564	(4,358)	(107)	(53)
Changes from principal transactions:				
Total unit transactions	(694)	(5,068)	(58)	65
Increase (decrease) in net assets derived from principal transactions	(694)	(5,068)	(58)	65
Total increase (decrease) in net assets	(130)	(9,426)	(165)	12
Net assets at December 31, 2018	$ 46,429	$ 66,562	$ 2,791	$ 315

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2018 and 2017
(Dollars in thousands)

	American Century Investments® Inflation-Adjusted Bond Fund - Investor Class	American Century Investments® Income & Growth Fund - A Class	Fundamental Investors^{SM} - Class R-3	Fundamental Investors^{SM} - Class R-4
Net assets at January 1, 2017	$ 24,388	$ 9,606	$ 1,482	$ 84,728
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	419	99	6	602
Total realized gain (loss) on investments and capital gains distributions	(1,059)	1,114	225	9,003
Net unrealized appreciation (depreciation) of investments	1,204	557	69	10,069
Net increase (decrease) in net assets resulting from operations	564	1,770	300	19,674
Changes from principal transactions:				
Total unit transactions	6,978	(374)	(745)	7,195
Increase (decrease) in net assets derived from principal transactions	6,978	(374)	(745)	7,195
Total increase (decrease) in net assets	7,542	1,396	(445)	26,869
Net assets at December 31, 2017	31,930	11,002	1,037	111,597
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	584	45	5	629
Total realized gain (loss) on investments and capital gains distributions	(442)	1,275	133	14,114
Net unrealized appreciation (depreciation) of investments	(1,201)	(2,187)	(214)	(22,603)
Net increase (decrease) in net assets resulting from operations	(1,059)	(867)	(76)	(7,860)
Changes from principal transactions:				
Total unit transactions	(1,745)	(323)	(72)	(6,183)
Increase (decrease) in net assets derived from principal transactions	(1,745)	(323)	(72)	(6,183)
Total increase (decrease) in net assets	(2,804)	(1,190)	(148)	(14,043)
Net assets at December 31, 2018	$ 29,126	$ 9,812	$ 889	$ 97,554

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2018 and 2017
(Dollars in thousands)

	American Mutual Fund® - Class R-4	AMG Managers Fairpointe Mid Cap Fund - Class N	Ariel Appreciation Fund - Investor Class	Ariel Fund - Investor Class
Net assets at January 1, 2017	$ 4,659	$ 38,429	$ 506	$ 11,259
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	106	(330)	—	(38)
Total realized gain (loss) on investments and capital gains distributions	352	1,608	50	285
Net unrealized appreciation (depreciation) of investments	533	2,396	19	1,259
Net increase (decrease) in net assets resulting from operations	991	3,674	69	1,506
Changes from principal transactions:				
Total unit transactions	2,296	(7,217)	(46)	(1,752)
Increase (decrease) in net assets derived from principal transactions	2,296	(7,217)	(46)	(1,752)
Total increase (decrease) in net assets	3,287	(3,543)	23	(246)
Net assets at December 31, 2017	7,946	34,886	529	11,013
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	154	(179)	—	(19)
Total realized gain (loss) on investments and capital gains distributions	477	679	14	582
Net unrealized appreciation (depreciation) of investments	(868)	(6,248)	(87)	(2,210)
Net increase (decrease) in net assets resulting from operations	(237)	(5,748)	(73)	(1,647)
Changes from principal transactions:				
Total unit transactions	1,464	(6,231)	(44)	(315)
Increase (decrease) in net assets derived from principal transactions	1,464	(6,231)	(44)	(315)
Total increase (decrease) in net assets	1,227	(11,979)	(117)	(1,962)
Net assets at December 31, 2018	$ 9,173	$ 22,907	$ 412	$ 9,051

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2018 and 2017
(Dollars in thousands)

	Artisan International Fund - Investor Shares	BlackRock Equity Dividend Fund - Investor A Shares	BlackRock Health Sciences Opportunities Portfolio - Institutional Shares	BlackRock Health Sciences Opportunities Portfolio - Investor A Shares
Net assets at January 1, 2017	$ 11,019	$ 1,363	$ 1,228	$ 12,358
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(33)	8	(23)	(174)
Total realized gain (loss) on investments and capital gains distributions	178	85	153	343
Net unrealized appreciation (depreciation) of investments	2,986	57	281	3,050
Net increase (decrease) in net assets resulting from operations	3,131	150	411	3,219
Changes from principal transactions:				
Total unit transactions	(1,149)	(593)	2,038	4,987
Increase (decrease) in net assets derived from principal transactions	(1,149)	(593)	2,038	4,987
Total increase (decrease) in net assets	1,982	(443)	2,449	8,206
Net assets at December 31, 2017	13,001	920	3,677	20,564
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	10	8	(25)	(212)
Total realized gain (loss) on investments and capital gains distributions	1,001	84	529	2,217
Net unrealized appreciation (depreciation) of investments	(2,385)	(165)	(324)	(717)
Net increase (decrease) in net assets resulting from operations	(1,374)	(73)	180	1,288
Changes from principal transactions:				
Total unit transactions	(1,735)	(78)	2,678	3,087
Increase (decrease) in net assets derived from principal transactions	(1,735)	(78)	2,678	3,087
Total increase (decrease) in net assets	(3,109)	(151)	2,858	4,375
Net assets at December 31, 2018	$ 9,892	$ 769	$ 6,535	$ 24,939

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2018 and 2017
(Dollars in thousands)

	BlackRock Mid Cap Dividend Fund - Institutional Shares	BlackRock Mid Cap Dividend Fund - Investor A Shares	Bond Fund of America[SM] - Class R-4	Calvert VP SRI Balanced Portfolio
Net assets at January 1, 2017	$ 136	$ 15,474	$ 10,133	$ 49,756
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	1	4	92	458
Total realized gain (loss) on investments and capital gains distributions	26	1,668	(5)	1,059
Net unrealized appreciation (depreciation) of investments	(12)	(651)	134	3,606
Net increase (decrease) in net assets resulting from operations	15	1,021	221	5,123
Changes from principal transactions:				
Total unit transactions	62	(1,955)	123	(5,169)
Increase (decrease) in net assets derived from principal transactions	62	(1,955)	123	(5,169)
Total increase (decrease) in net assets	77	(934)	344	(46)
Net assets at December 31, 2017	213	14,540	10,477	49,710
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	2	67	144	343
Total realized gain (loss) on investments and capital gains distributions	11	190	(14)	5,921
Net unrealized appreciation (depreciation) of investments	(34)	(1,647)	(247)	(7,948)
Net increase (decrease) in net assets resulting from operations	(21)	(1,390)	(117)	(1,684)
Changes from principal transactions:				
Total unit transactions	(4)	(1,227)	276	(2,703)
Increase (decrease) in net assets derived from principal transactions	(4)	(1,227)	276	(2,703)
Total increase (decrease) in net assets	(25)	(2,617)	159	(4,387)
Net assets at December 31, 2018	$ 188	$ 11,923	$ 10,636	$ 45,323

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2018 and 2017
(Dollars in thousands)

	Capital Income Builder® - Class R-4	Capital World Growth & Income Fund^SM - Class R-3	Cohen & Steers Real Estate Securities Fund, Inc. - Class A	Cohen & Steers Realty Shares, Inc.
Net assets at January 1, 2017	$ 2,866	$ 770	$ —	$ 9,073
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	92	8	—	144
Total realized gain (loss) on investments and capital gains distributions	116	124	—	22
Net unrealized appreciation (depreciation) of investments	226	27	—	366
Net increase (decrease) in net assets resulting from operations	434	159	—	532
Changes from principal transactions:				
Total unit transactions	1,037	(259)	—	(548)
Increase (decrease) in net assets derived from principal transactions	1,037	(259)	—	(548)
Total increase (decrease) in net assets	1,471	(100)	—	(16)
Net assets at December 31, 2017	4,337	670	—	9,057
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	110	8	1	218
Total realized gain (loss) on investments and capital gains distributions	35	37	—	(81)
Net unrealized appreciation (depreciation) of investments	(529)	(114)	(3)	(556)
Net increase (decrease) in net assets resulting from operations	(384)	(69)	(2)	(419)
Changes from principal transactions:				
Total unit transactions	622	(44)	55	(1,238)
Increase (decrease) in net assets derived from principal transactions	622	(44)	55	(1,238)
Total increase (decrease) in net assets	238	(113)	53	(1,657)
Net assets at December 31, 2018	$ 4,575	$ 557	$ 53	$ 7,400

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2018 and 2017
(Dollars in thousands)

	Columbia^{SM} Acorn® Fund - Class A	Columbia^{SM} Acorn® Fund - Class Z	Columbia Select Mid Cap Value Fund - Class A	Columbia Select Mid Cap Value Fund - Institutional Class
Net assets at January 1, 2017	$ 43	$ 1	$ 8,702	$ 2
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	—	—	18	—
Total realized gain (loss) on investments and capital gains distributions	10	1	1,162	—
Net unrealized appreciation (depreciation) of investments	1	—	(157)	—
Net increase (decrease) in net assets resulting from operations	11	1	1,023	—
Changes from principal transactions:				
Total unit transactions	9	1	(674)	—
Increase (decrease) in net assets derived from principal transactions	9	1	(674)	—
Total increase (decrease) in net assets	20	2	349	—
Net assets at December 31, 2017	63	3	9,051	2
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(1)	—	(20)	—
Total realized gain (loss) on investments and capital gains distributions	3	1	1,636	1
Net unrealized appreciation (depreciation) of investments	(6)	(1)	(2,836)	(1)
Net increase (decrease) in net assets resulting from operations	(4)	—	(1,220)	—
Changes from principal transactions:				
Total unit transactions	(1)	2	(420)	—
Increase (decrease) in net assets derived from principal transactions	(1)	2	(420)	—
Total increase (decrease) in net assets	(5)	2	(1,640)	—
Net assets at December 31, 2018	$ 58	$ 5	$ 7,411	$ 2

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2018 and 2017
(Dollars in thousands)

	CRM Mid Cap Value Fund - Investor Shares	Davis Financial Fund - Class Y	Delaware Smid Cap Growth Fund - Institutional Class	Delaware Small Cap Value Fund - Class A
Net assets at January 1, 2017	$ 298	$ 50	$ 4,601	$ 2,668
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	2	—	—	(16)
Total realized gain (loss) on investments and capital gains distributions	42	4	(16)	372
Net unrealized appreciation (depreciation) of investments	9	5	2,193	(20)
Net increase (decrease) in net assets resulting from operations	53	9	2,177	336
Changes from principal transactions:				
Total unit transactions	—	(9)	2,586	1,016
Increase (decrease) in net assets derived from principal transactions	—	(9)	2,586	1,016
Total increase (decrease) in net assets	53	—	4,763	1,352
Net assets at December 31, 2017	351	50	9,364	4,020
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(2)	1	—	(7)
Total realized gain (loss) on investments and capital gains distributions	6	12	1,187	308
Net unrealized appreciation (depreciation) of investments	(27)	(17)	(1,453)	(902)
Net increase (decrease) in net assets resulting from operations	(23)	(4)	(266)	(601)
Changes from principal transactions:				
Total unit transactions	(32)	5	2,374	(763)
Increase (decrease) in net assets derived from principal transactions	(32)	5	2,374	(763)
Total increase (decrease) in net assets	(55)	1	2,108	(1,364)
Net assets at December 31, 2018	$ 296	$ 51	$ 11,472	$ 2,656

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2018 and 2017
(Dollars in thousands)

	DWS Small Cap Growth Fund - Class S	Deutsche Equity 500 Index Fund - Class S	DFA Inflation-Protected Securities Portfolio - Institutional Class	Emerging Markets Core Equity Portfolio - Institutional Class
Net assets at January 1, 2017	$ 15	$ 760	$ 525	$ 723
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	—	6	15	30
Total realized gain (loss) on investments and capital gains distributions	3	189	(4)	16
Net unrealized appreciation (depreciation) of investments	2	(44)	6	310
Net increase (decrease) in net assets resulting from operations	5	151	17	356
Changes from principal transactions:				
Total unit transactions	11	(174)	128	673
Increase (decrease) in net assets derived from principal transactions	11	(174)	128	673
Total increase (decrease) in net assets	16	(23)	145	1,029
Net assets at December 31, 2017	31	737	670	1,752
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	—	4	20	44
Total realized gain (loss) on investments and capital gains distributions	5	119	(4)	77
Net unrealized appreciation (depreciation) of investments	(8)	(154)	(24)	(458)
Net increase (decrease) in net assets resulting from operations	(3)	(31)	(8)	(337)
Changes from principal transactions:				
Total unit transactions	(12)	(60)	388	601
Increase (decrease) in net assets derived from principal transactions	(12)	(60)	388	601
Total increase (decrease) in net assets	(15)	(91)	380	264
Net assets at December 31, 2018	$ 16	$ 646	$ 1,050	$ 2,016

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2018 and 2017
(Dollars in thousands)

	U.S. Targeted Value Portfolio - Institutional Class	Dodge & Cox International Stock Fund	Dodge & Cox Stock Fund	Eaton Vance Large-Cap Value Fund - Class R
Net assets at January 1, 2017	$ 8,970	$ 191	$ 300	$ 2
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	141	1	1	—
Total realized gain (loss) on investments and capital gains distributions	662	9	36	—
Net unrealized appreciation (depreciation) of investments	344	34	5	—
Net increase (decrease) in net assets resulting from operations	1,147	44	42	—
Changes from principal transactions:				
Total unit transactions	3,375	(81)	(183)	—
Increase (decrease) in net assets derived from principal transactions	3,375	(81)	(183)	—
Total increase (decrease) in net assets	4,522	(37)	(141)	—
Net assets at December 31, 2017	13,492	154	159	2
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	148	2	—	—
Total realized gain (loss) on investments and capital gains distributions	791	7	15	—
Net unrealized appreciation (depreciation) of investments	(3,425)	(37)	(30)	—
Net increase (decrease) in net assets resulting from operations	(2,486)	(28)	(15)	—
Changes from principal transactions:				
Total unit transactions	2,067	—	12	—
Increase (decrease) in net assets derived from principal transactions	2,067	—	12	—
Total increase (decrease) in net assets	(419)	(28)	(3)	—
Net assets at December 31, 2018	$ 13,073	$ 126	$ 156	$ 2

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2018 and 2017
(Dollars in thousands)

	EuroPacific Growth Fund® - Class R-3	EuroPacific Growth Fund® - Class R-4	Federated International Leaders Fund - Institutional Shares	Fidelity Advisor® New Insights Fund - Class I
Net assets at January 1, 2017	$ 5,138	$ 268,183	$ —	$ 1,447
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(2)	301	—	(16)
Total realized gain (loss) on investments and capital gains distributions	821	13,179	—	181
Net unrealized appreciation (depreciation) of investments	526	65,278	—	280
Net increase (decrease) in net assets resulting from operations	1,345	78,758	—	445
Changes from principal transactions:				
Total unit transactions	(1,943)	1,972	—	430
Increase (decrease) in net assets derived from principal transactions	(1,943)	1,972	—	430
Total increase (decrease) in net assets	(598)	80,730	—	875
Net assets at December 31, 2017	4,540	348,913	—	2,322
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	10	867	—	(25)
Total realized gain (loss) on investments and capital gains distributions	376	17,216	—	361
Net unrealized appreciation (depreciation) of investments	(1,038)	(71,186)	—	(476)
Net increase (decrease) in net assets resulting from operations	(652)	(53,103)	—	(140)
Changes from principal transactions:				
Total unit transactions	(668)	(19,949)	2	293
Increase (decrease) in net assets derived from principal transactions	(668)	(19,949)	2	293
Total increase (decrease) in net assets	(1,320)	(73,052)	2	153
Net assets at December 31, 2018	$ 3,220	$ 275,861	$ 2	$ 2,475

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2018 and 2017
(Dollars in thousands)

	Fidelity® VIP Equity-Income Portfolio - Initial Class	Fidelity® VIP Growth Portfolio - Initial Class	Fidelity® VIP High Income Portfolio - Initial Class	Fidelity® VIP Overseas Portfolio - Initial Class
Net assets at January 1, 2017	$ 269,002	$ 262,156	$ 11,293	$ 25,749
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	1,871	(2,304)	365	160
Total realized gain (loss) on investments and capital gains distributions	3,738	35,741	(308)	1,181
Net unrealized appreciation (depreciation) of investments	24,586	54,396	512	6,053
Net increase (decrease) in net assets resulting from operations	30,195	87,833	569	7,394
Changes from principal transactions:				
Total unit transactions	(22,962)	(4,213)	(3,138)	23
Increase (decrease) in net assets derived from principal transactions	(22,962)	(4,213)	(3,138)	23
Total increase (decrease) in net assets	7,233	83,620	(2,569)	7,417
Net assets at December 31, 2017	276,235	345,776	8,724	33,166
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	3,059	(2,630)	364	160
Total realized gain (loss) on investments and capital gains distributions	21,327	70,788	(120)	1,807
Net unrealized appreciation (depreciation) of investments	(47,035)	(69,895)	(605)	(6,786)
Net increase (decrease) in net assets resulting from operations	(22,649)	(1,737)	(361)	(4,819)
Changes from principal transactions:				
Total unit transactions	(32,983)	(24,350)	(625)	(3,216)
Increase (decrease) in net assets derived from principal transactions	(32,983)	(24,350)	(625)	(3,216)
Total increase (decrease) in net assets	(55,632)	(26,087)	(986)	(8,035)
Net assets at December 31, 2018	$ 220,603	$ 319,689	$ 7,738	$ 25,131

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2018 and 2017
(Dollars in thousands)

	Fidelity® VIP Contrafund® Portfolio - Initial Class	Fidelity® VIP Index 500 Portfolio - Initial Class	Fidelity® VIP Mid Cap Portfolio - Initial Class	Fidelity® VIP Asset Manager Portfolio - Initial Class
Net assets at January 1, 2017	$ 1,197,401	$ 199,247	$ 8	$ 19,664
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	795	1,578	—	110
Total realized gain (loss) on investments and capital gains distributions	79,292	5,478	—	3,072
Net unrealized appreciation (depreciation) of investments	159,952	34,911	—	(1,051)
Net increase (decrease) in net assets resulting from operations	240,039	41,967	—	2,131
Changes from principal transactions:				
Total unit transactions	(99,456)	12,766	(4)	(5,420)
Increase (decrease) in net assets derived from principal transactions	(99,456)	12,766	(4)	(5,420)
Total increase (decrease) in net assets	140,583	54,733	(4)	(3,289)
Net assets at December 31, 2017	1,337,984	253,980	4	16,375
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(3,216)	2,002	—	76
Total realized gain (loss) on investments and capital gains distributions	154,390	7,628	1	544
Net unrealized appreciation (depreciation) of investments	(230,972)	(24,108)	(1)	(1,623)
Net increase (decrease) in net assets resulting from operations	(79,798)	(14,478)	—	(1,003)
Changes from principal transactions:				
Total unit transactions	(159,052)	3,582	(4)	(902)
Increase (decrease) in net assets derived from principal transactions	(159,052)	3,582	(4)	(902)
Total increase (decrease) in net assets	(238,850)	(10,896)	(4)	(1,905)
Net assets at December 31, 2018	$ 1,099,134	$ 243,084	$ —	$ 14,470

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2018 and 2017
(Dollars in thousands)

	Franklin Mutual Global Discovery Fund - Class R	Franklin Biotechnology Discovery Fund - Advisor Class	Franklin Natural Resources Fund - Advisor Class	Franklin Small-Mid Cap Growth Fund - Class A
Net assets at January 1, 2017	$ 1,664	$ 232	$ 35	$ 260
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	24	(3)	—	(2)
Total realized gain (loss) on investments and capital gains distributions	61	(9)	—	26
Net unrealized appreciation (depreciation) of investments	63	54	(1)	32
Net increase (decrease) in net assets resulting from operations	148	42	(1)	56
Changes from principal transactions:				
Total unit transactions	(13)	46	(4)	19
Increase (decrease) in net assets derived from principal transactions	(13)	46	(4)	19
Total increase (decrease) in net assets	135	88	(5)	75
Net assets at December 31, 2017	1,799	320	30	335
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	12	(4)	—	(3)
Total realized gain (loss) on investments and capital gains distributions	29	2	—	22
Net unrealized appreciation (depreciation) of investments	(221)	(47)	(5)	(40)
Net increase (decrease) in net assets resulting from operations	(180)	(49)	(5)	(21)
Changes from principal transactions:				
Total unit transactions	(294)	3	(13)	(36)
Increase (decrease) in net assets derived from principal transactions	(294)	3	(13)	(36)
Total increase (decrease) in net assets	(474)	(46)	(18)	(57)
Net assets at December 31, 2018	$ 1,325	$ 274	$ 12	$ 278

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2018 and 2017
(Dollars in thousands)

	Franklin Small Cap Value VIP Fund - Class 2	Goldman Sachs Growth Opportunities Fund - Class IR	Growth Fund of America® - Class R-3	Growth Fund of America® - Class R-4
Net assets at January 1, 2017	$ 128,525	$ 14	$ 12,049	$ 368,594
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(510)	—	(58)	(1,995)
Total realized gain (loss) on investments and capital gains distributions	13,321	10	1,866	36,137
Net unrealized appreciation (depreciation) of investments	(1,516)	(2)	883	56,466
Net increase (decrease) in net assets resulting from operations	11,295	8	2,691	90,608
Changes from principal transactions:				
Total unit transactions	(13,231)	32	(2,825)	(13,836)
Increase (decrease) in net assets derived from principal transactions	(13,231)	32	(2,825)	(13,836)
Total increase (decrease) in net assets	(1,936)	40	(134)	76,772
Net assets at December 31, 2017	126,589	54	11,915	445,366
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(68)	—	(57)	(2,207)
Total realized gain (loss) on investments and capital gains distributions	21,066	3	1,534	56,333
Net unrealized appreciation (depreciation) of investments	(36,039)	(2)	(1,765)	(68,831)
Net increase (decrease) in net assets resulting from operations	(15,041)	1	(288)	(14,705)
Changes from principal transactions:				
Total unit transactions	(15,822)	(39)	(1,685)	(28,394)
Increase (decrease) in net assets derived from principal transactions	(15,822)	(39)	(1,685)	(28,394)
Total increase (decrease) in net assets	(30,863)	(38)	(1,973)	(43,099)
Net assets at December 31, 2018	$ 95,726	$ 16	$ 9,942	$ 402,267

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2018 and 2017
(Dollars in thousands)

	The Hartford Capital Appreciation Fund - Class R4	The Hartford Dividend And Growth Fund - Class R4	The Hartford International Opportunities Fund - Class R4	Income Fund of America® - Class R-3
Net assets at January 1, 2017	$ —	$ 6	$ 157	$ 1,273
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	—	—	9	25
Total realized gain (loss) on investments and capital gains distributions	—	1	72	48
Net unrealized appreciation (depreciation) of investments	—	—	43	79
Net increase (decrease) in net assets resulting from operations	—	1	124	152
Changes from principal transactions:				
Total unit transactions	—	—	1,069	(120)
Increase (decrease) in net assets derived from principal transactions	—	—	1,069	(120)
Total increase (decrease) in net assets	—	1	1,193	32
Net assets at December 31, 2017	—	7	1,350	1,305
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	—	—	2	24
Total realized gain (loss) on investments and capital gains distributions	—	1	59	64
Net unrealized appreciation (depreciation) of investments	—	(1)	(431)	(154)
Net increase (decrease) in net assets resulting from operations	—	—	(370)	(66)
Changes from principal transactions:				
Total unit transactions	—	—	499	(332)
Increase (decrease) in net assets derived from principal transactions	—	—	499	(332)
Total increase (decrease) in net assets	—	—	129	(398)
Net assets at December 31, 2018	$ —	$ 7	$ 1,479	$ 907

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2018 and 2017
(Dollars in thousands)

	Ivy Science and Technology Fund - Class Y	Janus Henderson Balanced Portfolio - Institutional Shares	Janus Henderson Enterprise Portfolio - Institutional Shares	Janus Henderson Flexible Bond Portfolio - Institutional Shares
Net assets at January 1, 2017	$ 3,046	$ 127	$ 238	$ 14
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(59)	—	(1)	—
Total realized gain (loss) on investments and capital gains distributions	884	1	25	—
Net unrealized appreciation (depreciation) of investments	502	20	38	—
Net increase (decrease) in net assets resulting from operations	1,327	21	62	—
Changes from principal transactions:				
Total unit transactions	5,529	3	1	2
Increase (decrease) in net assets derived from principal transactions	5,529	3	1	2
Total increase (decrease) in net assets	6,856	24	63	2
Net assets at December 31, 2017	9,902	151	301	16
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(130)	1	(3)	—
Total realized gain (loss) on investments and capital gains distributions	2,221	5	38	—
Net unrealized appreciation (depreciation) of investments	(3,185)	(8)	(39)	—
Net increase (decrease) in net assets resulting from operations	(1,094)	(2)	(4)	—
Changes from principal transactions:				
Total unit transactions	3,383	(2)	(34)	(3)
Increase (decrease) in net assets derived from principal transactions	3,383	(2)	(34)	(3)
Total increase (decrease) in net assets	2,289	(4)	(38)	(3)
Net assets at December 31, 2018	$ 12,191	$ 147	$ 263	$ 13

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2018 and 2017
(Dollars in thousands)

	Janus Henderson Global Research Portfolio - Institutional Shares	Janus Henderson Research Portfolio - Institutional Shares	JPMorgan Equity Income Fund - Select Class	JPMorgan Government Bond Fund - Select Class
Net assets at January 1, 2017	$ 58	$ 52	$ 724	$ 942
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	—	(1)	6	15
Total realized gain (loss) on investments and capital gains distributions	1	2	36	(23)
Net unrealized appreciation (depreciation) of investments	14	13	107	22
Net increase (decrease) in net assets resulting from operations	15	14	149	14
Changes from principal transactions:				
Total unit transactions	—	2	386	(303)
Increase (decrease) in net assets derived from principal transactions	—	2	386	(303)
Total increase (decrease) in net assets	15	16	535	(289)
Net assets at December 31, 2017	73	68	1,259	653
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	—	(1)	15	12
Total realized gain (loss) on investments and capital gains distributions	1	4	117	(19)
Net unrealized appreciation (depreciation) of investments	(7)	(7)	(220)	13
Net increase (decrease) in net assets resulting from operations	(6)	(4)	(88)	6
Changes from principal transactions:				
Total unit transactions	(1)	2	319	646
Increase (decrease) in net assets derived from principal transactions	(1)	2	319	646
Total increase (decrease) in net assets	(7)	(2)	231	652
Net assets at December 31, 2018	$ 66	$ 66	$ 1,490	$ 1,305

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2018 and 2017
(Dollars in thousands)

	Lazard International Equity Portfolio - Open Shares	ClearBridge Aggressive Growth Fund - Class I	LKCM Aquinas Catholic Equity Fund	Loomis Sayles Small Cap Value Fund - Retail Class
Net assets at January 1, 2017	$ 278	$ 440	$ 433	$ 15,278
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	4	(2)	(4)	(143)
Total realized gain (loss) on investments and capital gains distributions	4	33	43	2,378
Net unrealized appreciation (depreciation) of investments	88	33	51	(1,020)
Net increase (decrease) in net assets resulting from operations	96	64	90	1,215
Changes from principal transactions:				
Total unit transactions	528	97	46	(1,689)
Increase (decrease) in net assets derived from principal transactions	528	97	46	(1,689)
Total increase (decrease) in net assets	624	161	136	(474)
Net assets at December 31, 2017	902	601	569	14,804
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	8	(3)	(5)	(127)
Total realized gain (loss) on investments and capital gains distributions	85	90	22	1,515
Net unrealized appreciation (depreciation) of investments	(226)	(113)	(43)	(3,575)
Net increase (decrease) in net assets resulting from operations	(133)	(26)	(26)	(2,187)
Changes from principal transactions:				
Total unit transactions	(33)	(146)	(517)	(2,542)
Increase (decrease) in net assets derived from principal transactions	(33)	(146)	(517)	(2,542)
Total increase (decrease) in net assets	(166)	(172)	(543)	(4,729)
Net assets at December 31, 2018	$ 736	$ 429	$ 26	$ 10,075

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2018 and 2017
(Dollars in thousands)

	Loomis Sayles Limited Term Government and Agency Fund - Class Y	Loomis Sayles Value Fund - Class Y	Lord Abbett Developing Growth Fund - Class A	Lord Abbett Core Fixed Income Fund - Class A
Net assets at January 1, 2017	$ 1,170	$ 25	$ 195	$ 24
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	6	1	(1)	1
Total realized gain (loss) on investments and capital gains distributions	(12)	3	(29)	—
Net unrealized appreciation (depreciation) of investments	9	—	64	—
Net increase (decrease) in net assets resulting from operations	3	4	34	1
Changes from principal transactions:				
Total unit transactions	(744)	1	(114)	(1)
Increase (decrease) in net assets derived from principal transactions	(744)	1	(114)	(1)
Total increase (decrease) in net assets	(741)	5	(80)	—
Net assets at December 31, 2017	429	30	115	24
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	5	—	(1)	1
Total realized gain (loss) on investments and capital gains distributions	(4)	—	31	—
Net unrealized appreciation (depreciation) of investments	—	—	(24)	—
Net increase (decrease) in net assets resulting from operations	1	—	6	1
Changes from principal transactions:				
Total unit transactions	(15)	(30)	(13)	(7)
Increase (decrease) in net assets derived from principal transactions	(15)	(30)	(13)	(7)
Total increase (decrease) in net assets	(14)	(30)	(7)	(6)
Net assets at December 31, 2018	$ 415	$ —	$ 108	$ 18

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2018 and 2017
(Dollars in thousands)

	Lord Abbett Short Duration Income Fund - Class R4	Lord Abbett Mid Cap Stock Fund - Class A	Lord Abbett Small Cap Value Fund - Class A	Lord Abbett Fundamental Equity Fund - Class A
Net assets at January 1, 2017	$ 2,586	$ 898	$ 1,242	$ 213
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	90	1	(8)	(1)
Total realized gain (loss) on investments and capital gains distributions	(26)	51	(70)	19
Net unrealized appreciation (depreciation) of investments	(18)	1	131	3
Net increase (decrease) in net assets resulting from operations	46	53	53	21
Changes from principal transactions:				
Total unit transactions	1,335	(15)	(314)	(34)
Increase (decrease) in net assets derived from principal transactions	1,335	(15)	(314)	(34)
Total increase (decrease) in net assets	1,381	38	(261)	(13)
Net assets at December 31, 2017	3,967	936	981	200
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	144	1	(8)	1
Total realized gain (loss) on investments and capital gains distributions	(65)	74	98	16
Net unrealized appreciation (depreciation) of investments	(61)	(215)	(208)	(37)
Net increase (decrease) in net assets resulting from operations	18	(140)	(118)	(20)
Changes from principal transactions:				
Total unit transactions	1,959	(6)	(43)	24
Increase (decrease) in net assets derived from principal transactions	1,959	(6)	(43)	24
Total increase (decrease) in net assets	1,977	(146)	(161)	4
Net assets at December 31, 2018	$ 5,944	$ 790	$ 820	$ 204

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2018 and 2017
(Dollars in thousands)

	Lord Abbett Series Fund - Mid Cap Stock Portfolio - Class VC	MainStay Large Cap Growth Fund - Class R3	Massachusetts Investors Growth Stock Fund - Class A	Metropolitan West Total Return Bond Fund - Class I
Net assets at January 1, 2017	$ 96,369	$ 2	$ 97	$ 10,546
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(342)	—	—	292
Total realized gain (loss) on investments and capital gains distributions	13,613	—	7	(15)
Net unrealized appreciation (depreciation) of investments	(8,151)	—	14	157
Net increase (decrease) in net assets resulting from operations	5,120	—	21	434
Changes from principal transactions:				
Total unit transactions	(17,789)	—	(45)	5,570
Increase (decrease) in net assets derived from principal transactions	(17,789)	—	(45)	5,570
Total increase (decrease) in net assets	(12,669)	—	(24)	6,004
Net assets at December 31, 2017	83,700	2	73	16,550
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(257)	—	—	501
Total realized gain (loss) on investments and capital gains distributions	8,420	—	7	(78)
Net unrealized appreciation (depreciation) of investments	(19,895)	—	(7)	(335)
Net increase (decrease) in net assets resulting from operations	(11,732)	—	—	88
Changes from principal transactions:				
Total unit transactions	(10,271)	—	4	3,660
Increase (decrease) in net assets derived from principal transactions	(10,271)	—	4	3,660
Total increase (decrease) in net assets	(22,003)	—	4	3,748
Net assets at December 31, 2018	$ 61,697	$ 2	$ 77	$ 20,298

The accompanying notes are an integral part of these financial statements.

164

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2018 and 2017
(Dollars in thousands)

	Metropolitan West Total Return Bond Fund - Class M	MFS® New Discovery Fund - Class R3	MFS® International Value Fund - Class R3	Neuberger Berman Genesis Fund - Trust Class
Net assets at January 1, 2017	$ 17,807	$ 50	$ 294	$ 640
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	193	(1)	4	(6)
Total realized gain (loss) on investments and capital gains distributions	(49)	10	16	90
Net unrealized appreciation (depreciation) of investments	253	8	81	6
Net increase (decrease) in net assets resulting from operations	397	17	101	90
Changes from principal transactions:				
Total unit transactions	2,938	40	226	(415)
Increase (decrease) in net assets derived from principal transactions	2,938	40	226	(415)
Total increase (decrease) in net assets	3,335	57	327	(325)
Net assets at December 31, 2017	21,142	107	621	315
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	347	(1)	—	(3)
Total realized gain (loss) on investments and capital gains distributions	(180)	28	54	44
Net unrealized appreciation (depreciation) of investments	(360)	(42)	(125)	(77)
Net increase (decrease) in net assets resulting from operations	(193)	(15)	(71)	(36)
Changes from principal transactions:				
Total unit transactions	109	24	97	94
Increase (decrease) in net assets derived from principal transactions	109	24	97	94
Total increase (decrease) in net assets	(84)	9	26	58
Net assets at December 31, 2018	$ 21,058	$ 116	$ 647	$ 373

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2018 and 2017
(Dollars in thousands)

	Neuberger Berman Sustainable Equity Fund - Institutional Class	Neuberger Berman Sustainable Equity Fund - Trust Class	New Perspective Fund® - Class R-3	New Perspective Fund® - Class R-4
Net assets at January 1, 2017	$ 1,355	$ 12,306	$ 1,718	$ 135,484
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	19	(71)	(7)	(623)
Total realized gain (loss) on investments and capital gains distributions	143	929	139	14,738
Net unrealized appreciation (depreciation) of investments	158	1,266	314	25,225
Net increase (decrease) in net assets resulting from operations	320	2,124	446	39,340
Changes from principal transactions:				
Total unit transactions	774	(509)	(154)	14,369
Increase (decrease) in net assets derived from principal transactions	774	(509)	(154)	14,369
Total increase (decrease) in net assets	1,094	1,615	292	53,709
Net assets at December 31, 2017	2,449	13,921	2,010	189,193
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	20	(99)	1	242
Total realized gain (loss) on investments and capital gains distributions	264	1,146	185	20,344
Net unrealized appreciation (depreciation) of investments	(469)	(1,948)	(309)	(33,459)
Net increase (decrease) in net assets resulting from operations	(185)	(901)	(123)	(12,873)
Changes from principal transactions:				
Total unit transactions	398	(789)	(175)	1,228
Increase (decrease) in net assets derived from principal transactions	398	(789)	(175)	1,228
Total increase (decrease) in net assets	213	(1,690)	(298)	(11,645)
Net assets at December 31, 2018	$ 2,662	$ 12,231	$ 1,712	$ 177,548

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2018 and 2017
(Dollars in thousands)

	New World Fund® - Class R-4	Nuveen Global Infrastructure Fund - Class I	Oppenheimer Capital Appreciation Fund - Class A	Oppenheimer Developing Markets Fund - Class A
Net assets at January 1, 2017	$ 324	$ 1,841	$ 64	$ 197,196
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	6	29	(1)	(1,647)
Total realized gain (loss) on investments and capital gains distributions	13	87	7	10,940
Net unrealized appreciation (depreciation) of investments	145	224	9	57,411
Net increase (decrease) in net assets resulting from operations	164	340	15	66,704
Changes from principal transactions:				
Total unit transactions	550	(56)	(5)	4,801
Increase (decrease) in net assets derived from principal transactions	550	(56)	(5)	4,801
Total increase (decrease) in net assets	714	284	10	71,505
Net assets at December 31, 2017	1,038	2,125	74	268,701
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	7	25	(1)	(2,000)
Total realized gain (loss) on investments and capital gains distributions	56	65	7	15,699
Net unrealized appreciation (depreciation) of investments	(216)	(266)	(11)	(47,021)
Net increase (decrease) in net assets resulting from operations	(153)	(176)	(5)	(33,322)
Changes from principal transactions:				
Total unit transactions	210	(183)	(3)	(18,413)
Increase (decrease) in net assets derived from principal transactions	210	(183)	(3)	(18,413)
Total increase (decrease) in net assets	57	(359)	(8)	(51,735)
Net assets at December 31, 2018	$ 1,095	$ 1,766	$ 66	$ 216,966

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2018 and 2017
(Dollars in thousands)

	Oppenheimer Developing Markets Fund - Class Y	Oppenheimer Gold & Special Minerals Fund - Class A	Oppenheimer International Bond Fund - Class A	Oppenheimer International Growth Fund - Class Y
Net assets at January 1, 2017	$ 35,494	$ 38	$ 163	$ 255
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	93	1	5	—
Total realized gain (loss) on investments and capital gains distributions	450	(1)	(2)	2
Net unrealized appreciation (depreciation) of investments	12,147	6	11	76
Net increase (decrease) in net assets resulting from operations	12,690	6	14	78
Changes from principal transactions:				
Total unit transactions	3,156	8	(17)	141
Increase (decrease) in net assets derived from principal transactions	3,156	8	(17)	141
Total increase (decrease) in net assets	15,846	14	(3)	219
Net assets at December 31, 2017	51,340	52	160	474
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	43	—	6	1
Total realized gain (loss) on investments and capital gains distributions	1,526	—	(4)	8
Net unrealized appreciation (depreciation) of investments	(7,933)	(6)	(13)	(125)
Net increase (decrease) in net assets resulting from operations	(6,364)	(6)	(11)	(116)
Changes from principal transactions:				
Total unit transactions	(2,412)	(1)	(14)	134
Increase (decrease) in net assets derived from principal transactions	(2,412)	(1)	(14)	134
Total increase (decrease) in net assets	(8,776)	(7)	(25)	18
Net assets at December 31, 2018	$ 42,564	$ 45	$ 135	$ 492

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2018 and 2017
(Dollars in thousands)

	Oppenheimer International Small-Mid Company Fund - Class Y	Oppenheimer Main Street Fund® - Class A	Oppenheimer Main Street Fund®/VA	Oppenheimer Main Street Small Cap Fund®/VA
Net assets at January 1, 2017	$ 365	$ 182	$ 64	$ 27,621
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	1	3	—	(1)
Total realized gain (loss) on investments and capital gains distributions	38	47	3	1,702
Net unrealized appreciation (depreciation) of investments	111	(1)	6	1,862
Net increase (decrease) in net assets resulting from operations	150	49	9	3,563
Changes from principal transactions:				
Total unit transactions	101	565	(7)	(1,672)
Increase (decrease) in net assets derived from principal transactions	101	565	(7)	(1,672)
Total increase (decrease) in net assets	251	614	2	1,891
Net assets at December 31, 2017	616	796	66	29,512
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(2)	—	—	(171)
Total realized gain (loss) on investments and capital gains distributions	119	154	7	3,465
Net unrealized appreciation (depreciation) of investments	(187)	(241)	(13)	(6,431)
Net increase (decrease) in net assets resulting from operations	(70)	(87)	(6)	(3,137)
Changes from principal transactions:				
Total unit transactions	(3)	201	(7)	(1,597)
Increase (decrease) in net assets derived from principal transactions	(3)	201	(7)	(1,597)
Total increase (decrease) in net assets	(73)	114	(13)	(4,734)
Net assets at December 31, 2018	$ 543	$ 910	$ 53	$ 24,778

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2018 and 2017
(Dollars in thousands)

	Oppenheimer Discovery Mid Cap Growth Fund/VA	Oppenheimer Global Fund/VA	Oppenheimer Global Strategic Income Fund/VA	Parnassus Core Equity Fund[SM] - Investor Shares
Net assets at January 1, 2017	$ 14	$ 211	$ 90	$ 25,372
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	—	—	1	159
Total realized gain (loss) on investments and capital gains distributions	2	1	—	2,048
Net unrealized appreciation (depreciation) of investments	2	73	4	1,891
Net increase (decrease) in net assets resulting from operations	4	74	5	4,098
Changes from principal transactions:				
Total unit transactions	(2)	(2)	—	1,661
Increase (decrease) in net assets derived from principal transactions	(2)	(2)	—	1,661
Total increase (decrease) in net assets	2	72	5	5,759
Net assets at December 31, 2017	16	283	95	31,131
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	—	—	4	101
Total realized gain (loss) on investments and capital gains distributions	2	25	—	2,885
Net unrealized appreciation (depreciation) of investments	(3)	(63)	(9)	(3,335)
Net increase (decrease) in net assets resulting from operations	(1)	(38)	(5)	(349)
Changes from principal transactions:				
Total unit transactions	(1)	(14)	—	1,239
Increase (decrease) in net assets derived from principal transactions	(1)	(14)	—	1,239
Total increase (decrease) in net assets	(2)	(52)	(5)	890
Net assets at December 31, 2018	$ 14	$ 231	$ 90	$ 32,021

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2018 and 2017
(Dollars in thousands)

	Pax Balanced Fund - Investor Class	PIMCO CommodityRealReturn Strategy Fund® - Administrative Class	PIMCO Real Return Portfolio - Administrative Class	Pioneer Equity Income Fund - Class Y
Net assets at January 1, 2017	$ 38,128	$ 1,570	$ 98,105	$ 14,268
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(176)	96	1,378	125
Total realized gain (loss) on investments				
and capital gains distributions	4,673	(19)	(3,526)	685
Net unrealized appreciation (depreciation)				
of investments	(77)	(62)	4,661	1,156
Net increase (decrease) in net assets resulting from				
operations	4,420	15	2,513	1,966
Changes from principal transactions:				
Total unit transactions	(2,328)	(179)	(18,928)	(1,046)
Increase (decrease) in net assets derived from				
principal transactions	(2,328)	(179)	(18,928)	(1,046)
Total increase (decrease) in net assets	2,092	(164)	(16,415)	920
Net assets at December 31, 2017	40,220	1,406	81,690	15,188
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	383	62	1,255	234
Total realized gain (loss) on investments				
and capital gains distributions	702	(30)	(2,706)	608
Net unrealized appreciation (depreciation)				
of investments	(2,983)	(281)	(880)	(2,044)
Net increase (decrease) in net assets resulting from				
operations	(1,898)	(249)	(2,331)	(1,202)
Changes from principal transactions:				
Total unit transactions	(2,411)	205	(9,279)	(2,090)
Increase (decrease) in net assets derived from				
principal transactions	(2,411)	205	(9,279)	(2,090)
Total increase (decrease) in net assets	(4,309)	(44)	(11,610)	(3,292)
Net assets at December 31, 2018	$ 35,911	$ 1,362	$ 70,080	$ 11,896

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2018 and 2017
(Dollars in thousands)

	Pioneer High Yield Fund - Class A	Pioneer Strategic Income Fund - Class A	Pioneer Equity Income VCT Portfolio - Class I	Pioneer High Yield VCT Portfolio - Class I
Net assets at January 1, 2017	$ 1,175	$ 992	$ —	$ 19,606
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	46	17	—	722
Total realized gain (loss) on investments and capital gains distributions	(35)	(10)	—	(405)
Net unrealized appreciation (depreciation) of investments	66	25	—	886
Net increase (decrease) in net assets resulting from operations	77	32	—	1,203
Changes from principal transactions:				
Total unit transactions	(453)	(541)	—	(620)
Increase (decrease) in net assets derived from principal transactions	(453)	(541)	—	(620)
Total increase (decrease) in net assets	(376)	(509)	—	583
Net assets at December 31, 2017	799	483	—	20,189
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	34	13	—	654
Total realized gain (loss) on investments and capital gains distributions	(2)	(1)	—	(669)
Net unrealized appreciation (depreciation) of investments	(61)	(26)	—	(672)
Net increase (decrease) in net assets resulting from operations	(29)	(14)	—	(687)
Changes from principal transactions:				
Total unit transactions	(48)	93	—	(4,675)
Increase (decrease) in net assets derived from principal transactions	(48)	93	—	(4,675)
Total increase (decrease) in net assets	(77)	79	—	(5,362)
Net assets at December 31, 2018	$ 722	$ 562	$ —	$ 14,827

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2018 and 2017
(Dollars in thousands)

	PGIM Jennison Utility Fund - Class Z	Columbia Large Cap Value Fund - Advisor Class	Columbia Large Cap Value Fund - Class K	Royce Total Return Fund - K Class
Net assets at January 1, 2017	$ 79	$ 112	$ 10,001	$ 2
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	1	1	37	—
Total realized gain (loss) on investments and capital gains distributions	(1)	23	1,058	—
Net unrealized appreciation (depreciation) of investments	9	(10)	533	—
Net increase (decrease) in net assets resulting from operations	9	14	1,628	—
Changes from principal transactions:				
Total unit transactions	17	(121)	328	1
Increase (decrease) in net assets derived from principal transactions	17	(121)	328	1
Total increase (decrease) in net assets	26	(107)	1,956	1
Net assets at December 31, 2017	105	5	11,957	3
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	2	85	(19)	—
Total realized gain (loss) on investments and capital gains distributions	7	661	1,315	—
Net unrealized appreciation (depreciation) of investments	(8)	(2,057)	(1,179)	(1)
Net increase (decrease) in net assets resulting from operations	1	(1,311)	117	(1)
Changes from principal transactions:				
Total unit transactions	22	9,637	(12,074)	1
Increase (decrease) in net assets derived from principal transactions	22	9,637	(12,074)	1
Total increase (decrease) in net assets	23	8,326	(11,957)	—
Net assets at December 31, 2018	$ 128	$ 8,331	$ —	$ 3

The accompanying notes are an integral part of these financial statements.

173

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2018 and 2017
(Dollars in thousands)

	Ave Maria Rising Dividend Fund	SMALLCAP World Fund® - Class R-4	T. Rowe Price Institutional Large-Cap Growth Fund	T. Rowe Price Mid-Cap Value Fund - R Class
Net assets at January 1, 2017	$ 4,066	$ 15,154	$ 12,935	$ 1,228
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	5	(194)	56	—
Total realized gain (loss) on investments and capital gains distributions	359	1,406	2,166	139
Net unrealized appreciation (depreciation) of investments	287	3,104	3,551	(21)
Net increase (decrease) in net assets resulting from operations	651	4,316	5,773	118
Changes from principal transactions:				
Total unit transactions	(40)	3,651	6,375	(233)
Increase (decrease) in net assets derived from principal transactions	(40)	3,651	6,375	(233)
Total increase (decrease) in net assets	611	7,967	12,148	(115)
Net assets at December 31, 2017	4,677	23,121	25,083	1,113
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	15	(229)	79	(1)
Total realized gain (loss) on investments and capital gains distributions	544	1,885	2,841	110
Net unrealized appreciation (depreciation) of investments	(896)	(4,049)	(2,137)	(205)
Net increase (decrease) in net assets resulting from operations	(337)	(2,393)	783	(96)
Changes from principal transactions:				
Total unit transactions	554	(346)	4,309	(229)
Increase (decrease) in net assets derived from principal transactions	554	(346)	4,309	(229)
Total increase (decrease) in net assets	217	(2,739)	5,092	(325)
Net assets at December 31, 2018	$ 4,894	$ 20,382	$ 30,175	$ 788

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2018 and 2017
(Dollars in thousands)

	T. Rowe Price Value Fund - Advisor Class	TCW Total Return Bond Fund - Class N	Templeton Foreign Fund - Class A	Templeton Global Bond Fund - Advisor Class
Net assets at January 1, 2017	$ 301	$ 5,929	$ 510	$ 27,244
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	1	94	3	860
Total realized gain (loss) on investments and capital gains distributions	25	(41)	(7)	(247)
Net unrealized appreciation (depreciation) of investments	29	61	83	(29)
Net increase (decrease) in net assets resulting from operations	55	114	79	584
Changes from principal transactions:				
Total unit transactions	62	(37)	(94)	24
Increase (decrease) in net assets derived from principal transactions	62	(37)	(94)	24
Total increase (decrease) in net assets	117	77	(15)	608
Net assets at December 31, 2017	418	6,006	495	27,852
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	1	139	8	1,586
Total realized gain (loss) on investments and capital gains distributions	37	(83)	3	(786)
Net unrealized appreciation (depreciation) of investments	(84)	(87)	(89)	(546)
Net increase (decrease) in net assets resulting from operations	(46)	(31)	(78)	254
Changes from principal transactions:				
Total unit transactions	27	208	6	(3,605)
Increase (decrease) in net assets derived from principal transactions	27	208	6	(3,605)
Total increase (decrease) in net assets	(19)	177	(72)	(3,351)
Net assets at December 31, 2018	$ 399	$ 6,183	$ 423	$ 24,501

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2018 and 2017
(Dollars in thousands)

	Templeton Global Bond Fund - Class A	Third Avenue Real Estate Value Fund - Institutional Class	Thornburg International Value Fund - Class R4	Touchstone Value Fund - Institutional Class
Net assets at January 1, 2017	$ 129,353	$ 32	$ 3	$ 6,257
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	3,019	—	—	168
Total realized gain (loss) on investments and capital gains distributions	(1,400)	7	—	738
Net unrealized appreciation (depreciation) of investments	244	3	—	237
Net increase (decrease) in net assets resulting from operations	1,863	10	—	1,143
Changes from principal transactions:				
Total unit transactions	(4,190)	36	—	2,977
Increase (decrease) in net assets derived from principal transactions	(4,190)	36	—	2,977
Total increase (decrease) in net assets	(2,327)	46	—	4,120
Net assets at December 31, 2017	127,026	78	3	10,377
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	6,487	—	—	232
Total realized gain (loss) on investments and capital gains distributions	(2,529)	2	—	1,483
Net unrealized appreciation (depreciation) of investments	(3,571)	(15)	(1)	(2,460)
Net increase (decrease) in net assets resulting from operations	387	(13)	(1)	(745)
Changes from principal transactions:				
Total unit transactions	(9,081)	(23)	—	2,390
Increase (decrease) in net assets derived from principal transactions	(9,081)	(23)	—	2,390
Total increase (decrease) in net assets	(8,694)	(36)	(1)	1,645
Net assets at December 31, 2018	$ 118,332	$ 42	$ 2	$ 12,022

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2018 and 2017
(Dollars in thousands)

	USAA Precious Metals and Minerals Fund - Adviser Shares	Vanguard® Total Bond Market Index Fund - Investor Shares	Vanguard® Total International Stock Index Fund - Investor Shares	Diversified Value Portfolio
Net assets at January 1, 2017	$ 14,039	$ —	$ —	$ 103
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(146)	—	—	2
Total realized gain (loss) on investments and capital gains distributions	1,046	—	—	10
Net unrealized appreciation (depreciation) of investments	160	—	—	1
Net increase (decrease) in net assets resulting from operations	1,060	—	—	13
Changes from principal transactions:				
Total unit transactions	(1,778)	—	—	4
Increase (decrease) in net assets derived from principal transactions	(1,778)	—	—	4
Total increase (decrease) in net assets	(718)	—	—	17
Net assets at December 31, 2017	13,321	—	—	120
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(129)	—	—	2
Total realized gain (loss) on investments and capital gains distributions	(1,637)	—	—	6
Net unrealized appreciation (depreciation) of investments	213	—	—	(20)
Net increase (decrease) in net assets resulting from operations	(1,553)	—	—	(12)
Changes from principal transactions:				
Total unit transactions	1,507	—	—	4
Increase (decrease) in net assets derived from principal transactions	1,507	—	—	4
Total increase (decrease) in net assets	(46)	—	—	(8)
Net assets at December 31, 2018	$ 13,275	$ —	$ —	$ 112

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2018 and 2017
(Dollars in thousands)

	Equity Income Portfolio	Small Company Growth Portfolio	Victory Integrity Small-Cap Value Fund - Class Y	Victory Sycamore Established Value Fund - Class A
Net assets at January 1, 2017	$ 199	$ 33	$ 115	$ 1,674
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	3	—	(2)	(13)
Total realized gain (loss) on investments and capital gains distributions	16	2	27	97
Net unrealized appreciation (depreciation) of investments	11	6	3	280
Net increase (decrease) in net assets resulting from operations	30	8	28	364
Changes from principal transactions:				
Total unit transactions	(41)	5	189	1,487
Increase (decrease) in net assets derived from principal transactions	(41)	5	189	1,487
Total increase (decrease) in net assets	(11)	13	217	1,851
Net assets at December 31, 2017	188	46	332	3,525
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	2	(1)	(1)	(9)
Total realized gain (loss) on investments and capital gains distributions	13	5	57	401
Net unrealized appreciation (depreciation) of investments	(28)	(10)	(151)	(948)
Net increase (decrease) in net assets resulting from operations	(13)	(6)	(95)	(556)
Changes from principal transactions:				
Total unit transactions	(6)	7	198	1,330
Increase (decrease) in net assets derived from principal transactions	(6)	7	198	1,330
Total increase (decrease) in net assets	(19)	1	103	774
Net assets at December 31, 2018	$ 169	$ 47	$ 435	$ 4,299

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2018 and 2017
(Dollars in thousands)

	Victory Sycamore Small Company Opportunity Fund - Class R	Voya Balanced Portfolio - Class I	Voya Large-Cap Growth Fund - Class A	Voya Large Cap Value Fund - Class A
Net assets at January 1, 2017	$ 38	$ 250,957	$ 158	$ 60
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	—	3,760	(2)	1
Total realized gain (loss) on investments and capital gains distributions	3	4,327	14	12
Net unrealized appreciation (depreciation) of investments	2	23,883	36	—
Net increase (decrease) in net assets resulting from operations	5	31,970	48	13
Changes from principal transactions:				
Total unit transactions	10	(30,163)	30	58
Increase (decrease) in net assets derived from principal transactions	10	(30,163)	30	58
Total increase (decrease) in net assets	15	1,807	78	71
Net assets at December 31, 2017	53	252,764	236	131
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	—	2,739	—	—
Total realized gain (loss) on investments and capital gains distributions	8	23,352	44	9
Net unrealized appreciation (depreciation) of investments	(9)	(44,041)	(40)	(16)
Net increase (decrease) in net assets resulting from operations	(1)	(17,950)	4	(7)
Changes from principal transactions:				
Total unit transactions	(44)	(26,130)	(240)	(64)
Increase (decrease) in net assets derived from principal transactions	(44)	(26,130)	(240)	(64)
Total increase (decrease) in net assets	(45)	(44,080)	(236)	(71)
Net assets at December 31, 2018	$ 8	$ 208,684	$ —	$ 60

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2018 and 2017
(Dollars in thousands)

	Voya Real Estate Fund - Class A	Voya Floating Rate Fund - Class A	Voya GNMA Income Fund - Class A	Voya Intermediate Bond Fund - Class A
Net assets at January 1, 2017	$ 841	$ 149	$ 3,178	$ 743
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	18	11	48	18
Total realized gain (loss) on investments and capital gains distributions	136	—	(56)	—
Net unrealized appreciation (depreciation) of investments	(121)	(5)	31	12
Net increase (decrease) in net assets resulting from operations	33	6	23	30
Changes from principal transactions:				
Total unit transactions	(119)	620	(220)	42
Increase (decrease) in net assets derived from principal transactions	(119)	620	(220)	42
Total increase (decrease) in net assets	(86)	626	(197)	72
Net assets at December 31, 2017	755	775	2,981	815
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	16	52	41	20
Total realized gain (loss) on investments and capital gains distributions	121	(5)	(58)	(3)
Net unrealized appreciation (depreciation) of investments	(204)	(102)	11	(25)
Net increase (decrease) in net assets resulting from operations	(67)	(55)	(6)	(8)
Changes from principal transactions:				
Total unit transactions	(10)	1,598	(436)	29
Increase (decrease) in net assets derived from principal transactions	(10)	1,598	(436)	29
Total increase (decrease) in net assets	(77)	1,543	(442)	21
Net assets at December 31, 2018	$ 678	$ 2,318	$ 2,539	$ 836

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2018 and 2017
(Dollars in thousands)

	Voya Intermediate Bond Portfolio - Class I	Voya Intermediate Bond Portfolio - Class S	Voya Global Perspectives® Portfolio - Class I	Voya High Yield Portfolio - Adviser Class
Net assets at January 1, 2017	$ 463,454	$ 2,631	$ 5,274	$ 39
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	11,353	74	35	3
Total realized gain (loss) on investments and capital gains distributions	5,011	(3)	274	—
Net unrealized appreciation (depreciation) of investments	2,122	44	161	—
Net increase (decrease) in net assets resulting from operations	18,486	115	470	3
Changes from principal transactions:				
Total unit transactions	(25,955)	(119)	(3,356)	(3)
Increase (decrease) in net assets derived from principal transactions	(25,955)	(119)	(3,356)	(3)
Total increase (decrease) in net assets	(7,469)	(4)	(2,886)	—
Net assets at December 31, 2017	455,985	2,627	2,388	39
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	11,843	73	43	2
Total realized gain (loss) on investments and capital gains distributions	1,784	(25)	72	(1)
Net unrealized appreciation (depreciation) of investments	(20,378)	(82)	(303)	(3)
Net increase (decrease) in net assets resulting from operations	(6,751)	(34)	(188)	(2)
Changes from principal transactions:				
Total unit transactions	(44,780)	(490)	(256)	4
Increase (decrease) in net assets derived from principal transactions	(44,780)	(490)	(256)	4
Total increase (decrease) in net assets	(51,531)	(524)	(444)	2
Net assets at December 31, 2018	$ 404,454	$ 2,103	$ 1,944	$ 41

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2018 and 2017
(Dollars in thousands)

	Voya High Yield Portfolio - Institutional Class	Voya High Yield Portfolio - Service Class	Voya Large Cap Growth Portfolio - Adviser Class	Voya Large Cap Growth Portfolio - Institutional Class
Net assets at January 1, 2017	$ 31,164	$ 21,510	$ 121	$ 430,272
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	2,315	1,276	—	(1,209)
Total realized gain (loss) on investments and capital gains distributions	(318)	(274)	13	44,854
Net unrealized appreciation (depreciation) of investments	4	110	20	76,907
Net increase (decrease) in net assets resulting from operations	2,001	1,112	33	120,552
Changes from principal transactions:				
Total unit transactions	6,242	(864)	(11)	(15,088)
Increase (decrease) in net assets derived from principal transactions	6,242	(864)	(11)	(15,088)
Total increase (decrease) in net assets	8,243	248	22	105,464
Net assets at December 31, 2017	39,407	21,758	143	535,736
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	2,005	990	—	(1,336)
Total realized gain (loss) on investments and capital gains distributions	(617)	(325)	20	89,433
Net unrealized appreciation (depreciation) of investments	(2,709)	(1,539)	(18)	(97,421)
Net increase (decrease) in net assets resulting from operations	(1,321)	(874)	2	(9,324)
Changes from principal transactions:				
Total unit transactions	(2,768)	(1,003)	(67)	(42,826)
Increase (decrease) in net assets derived from principal transactions	(2,768)	(1,003)	(67)	(42,826)
Total increase (decrease) in net assets	(4,089)	(1,877)	(65)	(52,150)
Net assets at December 31, 2018	$ 35,318	$ 19,881	$ 78	$ 483,586

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2018 and 2017
(Dollars in thousands)

	Voya Large Cap Growth Portfolio - Service Class	Voya Large Cap Value Portfolio - Adviser Class	Voya Large Cap Value Portfolio - Institutional Class	Voya Large Cap Value Portfolio - Service Class
Net assets at January 1, 2017	$ 6,892	$ 21	$ 328,460	$ 1,668
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	2	—	4,912	27
Total realized gain (loss) on investments and capital gains distributions	662	—	13,360	8
Net unrealized appreciation (depreciation) of investments	1,601	2	20,678	162
Net increase (decrease) in net assets resulting from operations	2,265	2	38,950	197
Changes from principal transactions:				
Total unit transactions	2,645	(2)	(31,558)	(173)
Increase (decrease) in net assets derived from principal transactions	2,645	(2)	(31,558)	(173)
Total increase (decrease) in net assets	4,910	—	7,392	24
Net assets at December 31, 2017	11,802	21	335,852	1,692
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	6	—	3,046	16
Total realized gain (loss) on investments and capital gains distributions	1,948	3	49,749	163
Net unrealized appreciation (depreciation) of investments	(2,247)	(4)	(78,500)	(299)
Net increase (decrease) in net assets resulting from operations	(293)	(1)	(25,705)	(120)
Changes from principal transactions:				
Total unit transactions	1,185	(5)	(42,287)	(331)
Increase (decrease) in net assets derived from principal transactions	1,185	(5)	(42,287)	(331)
Total increase (decrease) in net assets	892	(6)	(67,992)	(451)
Net assets at December 31, 2018	$ 12,694	$ 15	$ 267,860	$ 1,241

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2018 and 2017
(Dollars in thousands)

	Voya Limited Maturity Bond Portfolio - Adviser Class	Voya Multi-Manager Large Cap Core Portfolio - Institutional Class	Voya Multi-Manager Large Cap Core Portfolio - Service Class	Voya U.S. Stock Index Portfolio - Institutional Class
Net assets at January 1, 2017	$ 10	$ 13,095	$ 387	$ 20,177
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	—	16	(1)	345
Total realized gain (loss) on investments and capital gains distributions	—	1,587	49	1,312
Net unrealized appreciation (depreciation) of investments	—	847	28	3,094
Net increase (decrease) in net assets resulting from operations	—	2,450	76	4,751
Changes from principal transactions:				
Total unit transactions	1	(2,439)	(29)	4,501
Increase (decrease) in net assets derived from principal transactions	1	(2,439)	(29)	4,501
Total increase (decrease) in net assets	1	11	47	9,252
Net assets at December 31, 2017	11	13,106	434	29,429
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	—	234	7	369
Total realized gain (loss) on investments and capital gains distributions	—	1,961	87	2,006
Net unrealized appreciation (depreciation) of investments	—	(1,518)	(72)	(3,913)
Net increase (decrease) in net assets resulting from operations	—	677	22	(1,538)
Changes from principal transactions:				
Total unit transactions	4	(13,783)	(456)	388
Increase (decrease) in net assets derived from principal transactions	4	(13,783)	(456)	388
Total increase (decrease) in net assets	4	(13,106)	(434)	(1,150)
Net assets at December 31, 2018	$ 15	$ —	$ —	$ 28,279

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2018 and 2017
(Dollars in thousands)

	VY® BlackRock Inflation Protected Bond Portfolio - Adviser Class	VY® Clarion Global Real Estate Portfolio - Adviser Class	VY® Clarion Global Real Estate Portfolio - Institutional Class	VY® Clarion Real Estate Portfolio - Adviser Class
Net assets at January 1, 2017	$ 48	$ 38	$ 84,613	$ 90
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	—	1	2,406	2
Total realized gain (loss) on investments and capital gains distributions	(2)	(1)	3,517	8
Net unrealized appreciation (depreciation) of investments	3	3	1,779	(6)
Net increase (decrease) in net assets resulting from operations	1	3	7,702	4
Changes from principal transactions:				
Total unit transactions	(17)	(35)	(10,898)	(52)
Increase (decrease) in net assets derived from principal transactions	(17)	(35)	(10,898)	(52)
Total increase (decrease) in net assets	(16)	(32)	(3,196)	(48)
Net assets at December 31, 2017	32	6	81,417	42
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	—	—	3,309	1
Total realized gain (loss) on investments and capital gains distributions	—	—	2,312	4
Net unrealized appreciation (depreciation) of investments	(1)	—	(12,593)	(8)
Net increase (decrease) in net assets resulting from operations	(1)	—	(6,972)	(3)
Changes from principal transactions:				
Total unit transactions	(11)	(6)	(10,102)	(4)
Increase (decrease) in net assets derived from principal transactions	(11)	(6)	(10,102)	(4)
Total increase (decrease) in net assets	(12)	(6)	(17,074)	(7)
Net assets at December 31, 2018	$ 20	$ —	$ 64,343	$ 35

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2018 and 2017
(Dollars in thousands)

	VY® Clarion Real Estate Portfolio - Institutional Class	VY® Clarion Real Estate Portfolio - Service Class	VY® Invesco Growth and Income Portfolio - Institutional Class	VY® Invesco Growth and Income Portfolio - Service Class
Net assets at January 1, 2017	$ 2,120	$ 61,308	$ 26,466	$ 28,398
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	27	678	539	349
Total realized gain (loss) on investments and capital gains distributions	177	5,102	1,303	2,370
Net unrealized appreciation (depreciation) of investments	(119)	(3,432)	2,001	1,100
Net increase (decrease) in net assets resulting from operations	85	2,348	3,843	3,819
Changes from principal transactions:				
Total unit transactions	(385)	(10,464)	2,595	1,057
Increase (decrease) in net assets derived from principal transactions	(385)	(10,464)	2,595	1,057
Total increase (decrease) in net assets	(300)	(8,116)	6,438	4,876
Net assets at December 31, 2017	1,820	53,192	32,904	33,274
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	32	778	383	146
Total realized gain (loss) on investments and capital gains distributions	250	8,168	2,695	3,731
Net unrealized appreciation (depreciation) of investments	(422)	(12,959)	(7,467)	(8,262)
Net increase (decrease) in net assets resulting from operations	(140)	(4,013)	(4,389)	(4,385)
Changes from principal transactions:				
Total unit transactions	(261)	(11,436)	(1,187)	(2,816)
Increase (decrease) in net assets derived from principal transactions	(261)	(11,436)	(1,187)	(2,816)
Total increase (decrease) in net assets	(401)	(15,449)	(5,576)	(7,201)
Net assets at December 31, 2018	$ 1,419	$ 37,743	$ 27,328	$ 26,073

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2018 and 2017
(Dollars in thousands)

	VY® JPMorgan Emerging Markets Equity Portfolio - Adviser Class	VY® JPMorgan Emerging Markets Equity Portfolio - Institutional Class	VY® JPMorgan Emerging Markets Equity Portfolio - Service Class	VY® JPMorgan Small Cap Core Equity Portfolio - Adviser Class
Net assets at January 1, 2017	$ 266	$ 19,344	$ 17,732	$ 28
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	—	(95)	(127)	—
Total realized gain (loss) on investments and capital gains distributions	2	(1,871)	(345)	2
Net unrealized appreciation (depreciation) of investments	92	7,958	8,181	3
Net increase (decrease) in net assets resulting from operations	94	5,992	7,709	5
Changes from principal transactions:				
Total unit transactions	(158)	(9,258)	3,115	13
Increase (decrease) in net assets derived from principal transactions	(158)	(9,258)	3,115	13
Total increase (decrease) in net assets	(64)	(3,266)	10,824	18
Net assets at December 31, 2017	202	16,078	28,556	46
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	—	(45)	(115)	—
Total realized gain (loss) on investments and capital gains distributions	2	161	115	8
Net unrealized appreciation (depreciation) of investments	(35)	(2,799)	(5,020)	(11)
Net increase (decrease) in net assets resulting from operations	(33)	(2,683)	(5,020)	(3)
Changes from principal transactions:				
Total unit transactions	(18)	(2,040)	(3,147)	(19)
Increase (decrease) in net assets derived from principal transactions	(18)	(2,040)	(3,147)	(19)
Total increase (decrease) in net assets	(51)	(4,723)	(8,167)	(22)
Net assets at December 31, 2018	$ 151	$ 11,355	$ 20,389	$ 24

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2018 and 2017
(Dollars in thousands)

	VY® JPMorgan Small Cap Core Equity Portfolio - Institutional Class	VY® JPMorgan Small Cap Core Equity Portfolio - Service Class	VY® Morgan Stanley Global Franchise Portfolio - Adviser Class	VY® T. Rowe Price Capital Appreciation Portfolio - Adviser Class
Net assets at January 1, 2017	$ 38,416	$ 27,747	$ 52	$ 450
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	105	(152)	1	3
Total realized gain (loss) on investments and capital gains distributions	2,945	2,166	5	23
Net unrealized appreciation (depreciation) of investments	2,947	2,142	8	37
Net increase (decrease) in net assets resulting from operations	5,997	4,156	14	63
Changes from principal transactions:				
Total unit transactions	844	2,070	(27)	(34)
Increase (decrease) in net assets derived from principal transactions	844	2,070	(27)	(34)
Total increase (decrease) in net assets	6,841	6,226	(13)	29
Net assets at December 31, 2017	45,257	33,973	39	479
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	76	(228)	—	4
Total realized gain (loss) on investments and capital gains distributions	6,129	4,803	3	28
Net unrealized appreciation (depreciation) of investments	(11,443)	(8,700)	(2)	(27)
Net increase (decrease) in net assets resulting from operations	(5,238)	(4,125)	1	5
Changes from principal transactions:				
Total unit transactions	1,696	649	(40)	(186)
Increase (decrease) in net assets derived from principal transactions	1,696	649	(40)	(186)
Total increase (decrease) in net assets	(3,542)	(3,476)	(39)	(181)
Net assets at December 31, 2018	$ 41,715	$ 30,497	$ —	$ 298

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2018 and 2017
(Dollars in thousands)

	VY® T. Rowe Price Capital Appreciation Portfolio - Institutional Class	VY® T. Rowe Price Capital Appreciation Portfolio - Service Class	VY® T. Rowe Price Equity Income Portfolio - Adviser Class	VY® T. Rowe Price Equity Income Portfolio - Service Class
Net assets at January 1, 2017	$ 266,487	$ 710,826	$ 1,281	$ 101,935
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	3,152	2,390	16	1,323
Total realized gain (loss) on investments and capital gains distributions	15,766	54,550	156	12,299
Net unrealized appreciation (depreciation) of investments	21,542	43,710	11	1,204
Net increase (decrease) in net assets resulting from operations	40,460	100,650	183	14,826
Changes from principal transactions:				
Total unit transactions	9,445	16,157	(339)	(9,779)
Increase (decrease) in net assets derived from principal transactions	9,445	16,157	(339)	(9,779)
Total increase (decrease) in net assets	49,905	116,807	(156)	5,047
Net assets at December 31, 2017	316,392	827,633	1,125	106,982
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	6,645	10,055	13	1,337
Total realized gain (loss) on investments and capital gains distributions	25,957	77,286	136	17,667
Net unrealized appreciation (depreciation) of investments	(32,110)	(90,426)	(237)	(29,042)
Net increase (decrease) in net assets resulting from operations	492	(3,085)	(88)	(10,038)
Changes from principal transactions:				
Total unit transactions	9,685	(18,329)	(234)	(6,775)
Increase (decrease) in net assets derived from principal transactions	9,685	(18,329)	(234)	(6,775)
Total increase (decrease) in net assets	10,177	(21,414)	(322)	(16,813)
Net assets at December 31, 2018	$ 326,569	$ 806,219	$ 803	$ 90,169

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2018 and 2017
(Dollars in thousands)

	VY® T. Rowe Price International Stock Portfolio - Adviser Class	VY® T. Rowe Price International Stock Portfolio - Service Class	VY® Templeton Global Growth Portfolio - Institutional Class	VY® Templeton Global Growth Portfolio - Service Class
Net assets at January 1, 2017	$ 89	$ 6,961	$ 713	$ 4,876
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	1	12	8	32
Total realized gain (loss) on investments and capital gains distributions	5	387	(48)	(266)
Net unrealized appreciation (depreciation) of investments	17	1,457	163	1,102
Net increase (decrease) in net assets resulting from operations	23	1,856	123	868
Changes from principal transactions:				
Total unit transactions	(14)	153	(132)	(54)
Increase (decrease) in net assets derived from principal transactions	(14)	153	(132)	(54)
Total increase (decrease) in net assets	9	2,009	(9)	814
Net assets at December 31, 2017	98	8,970	704	5,690
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	1	61	14	86
Total realized gain (loss) on investments and capital gains distributions	1	476	(6)	(376)
Net unrealized appreciation (depreciation) of investments	(17)	(1,815)	(100)	(502)
Net increase (decrease) in net assets resulting from operations	(15)	(1,278)	(92)	(792)
Changes from principal transactions:				
Total unit transactions	8	(735)	(92)	(848)
Increase (decrease) in net assets derived from principal transactions	8	(735)	(92)	(848)
Total increase (decrease) in net assets	(7)	(2,013)	(184)	(1,640)
Net assets at December 31, 2018	$ 91	$ 6,957	$ 520	$ 4,050

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2018 and 2017
(Dollars in thousands)

	Voya Government Money Market Portfolio - Class I	Voya Global Real Estate Fund - Class A	Voya Multi-Manager International Small Cap Fund - Class A	Voya Multi-Manager International Small Cap Fund - Class I
Net assets at January 1, 2017	$ 228,794	$ 162	$ 294	$ 28
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(206)	2	1	13
Total realized gain (loss) on investments and capital gains distributions	48	11	22	38
Net unrealized appreciation (depreciation) of investments	—	(5)	75	86
Net increase (decrease) in net assets resulting from operations	(158)	8	98	137
Changes from principal transactions:				
Total unit transactions	(9,484)	(116)	(4)	1,378
Increase (decrease) in net assets derived from principal transactions	(9,484)	(116)	(4)	1,378
Total increase (decrease) in net assets	(9,642)	(108)	94	1,515
Net assets at December 31, 2017	219,152	54	388	1,543
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	1,913	2	2	5
Total realized gain (loss) on investments and capital gains distributions	37	6	57	164
Net unrealized appreciation (depreciation) of investments	—	(13)	(134)	(610)
Net increase (decrease) in net assets resulting from operations	1,950	(5)	(75)	(441)
Changes from principal transactions:				
Total unit transactions	16,473	2	(53)	300
Increase (decrease) in net assets derived from principal transactions	16,473	2	(53)	300
Total increase (decrease) in net assets	18,423	(3)	(128)	(141)
Net assets at December 31, 2018	$ 237,575	$ 51	$ 260	$ 1,402

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2018 and 2017
(Dollars in thousands)

	Voya Global Bond Portfolio - Adviser Class	Voya Global Bond Portfolio - Initial Class	Voya Global Bond Portfolio - Service Class	Voya Index Solution 2025 Portfolio - Initial Class
Net assets at January 1, 2017	$ 285	$ 76,457	$ 704	$ 8,027
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	5	1,264	11	78
Total realized gain (loss) on investments and capital gains distributions	(4)	(794)	(13)	59
Net unrealized appreciation (depreciation) of investments	24	5,879	53	1,118
Net increase (decrease) in net assets resulting from operations	25	6,349	51	1,255
Changes from principal transactions:				
Total unit transactions	(43)	(6,028)	(196)	1,691
Increase (decrease) in net assets derived from principal transactions	(43)	(6,028)	(196)	1,691
Total increase (decrease) in net assets	(18)	321	(145)	2,946
Net assets at December 31, 2017	267	76,778	559	10,973
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	8	2,107	11	86
Total realized gain (loss) on investments and capital gains distributions	—	(1,255)	9	51
Net unrealized appreciation (depreciation) of investments	(16)	(3,076)	(31)	(778)
Net increase (decrease) in net assets resulting from operations	(8)	(2,224)	(11)	(641)
Changes from principal transactions:				
Total unit transactions	16	(4,080)	(192)	737
Increase (decrease) in net assets derived from principal transactions	16	(4,080)	(192)	737
Total increase (decrease) in net assets	8	(6,304)	(203)	96
Net assets at December 31, 2018	$ 275	$ 70,474	$ 356	$ 11,069

The accompanying notes are an integral part of these financial statements.

192

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2018 and 2017
(Dollars in thousands)

	Voya Index Solution 2025 Portfolio - Service Class	Voya Index Solution 2025 Portfolio - Service 2 Class	Voya Index Solution 2035 Portfolio - Initial Class	Voya Index Solution 2035 Portfolio - Service Class
Net assets at January 1, 2017	$ 2,415	$ 4,345	$ 9,330	$ 3,721
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	25	34	74	35
Total realized gain (loss) on investments and capital gains distributions	24	120	145	95
Net unrealized appreciation (depreciation) of investments	383	403	1,589	652
Net increase (decrease) in net assets resulting from operations	432	557	1,808	782
Changes from principal transactions:				
Total unit transactions	1,471	(566)	1,587	1,303
Increase (decrease) in net assets derived from principal transactions	1,471	(566)	1,587	1,303
Total increase (decrease) in net assets	1,903	(9)	3,395	2,085
Net assets at December 31, 2017	4,318	4,336	12,725	5,806
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	30	15	72	30
Total realized gain (loss) on investments and capital gains distributions	98	(9)	246	125
Net unrealized appreciation (depreciation) of investments	(409)	(171)	(1,574)	(657)
Net increase (decrease) in net assets resulting from operations	(281)	(165)	(1,256)	(502)
Changes from principal transactions:				
Total unit transactions	281	(1,644)	3,434	819
Increase (decrease) in net assets derived from principal transactions	281	(1,644)	3,434	819
Total increase (decrease) in net assets	—	(1,809)	2,178	317
Net assets at December 31, 2018	$ 4,318	$ 2,527	$ 14,903	$ 6,123

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2018 and 2017
(Dollars in thousands)

	Voya Index Solution 2035 Portfolio - Service 2 Class	Voya Index Solution 2045 Portfolio - Initial Class	Voya Index Solution 2045 Portfolio - Service Class	Voya Index Solution 2045 Portfolio - Service 2 Class
Net assets at January 1, 2017	$ 2,640	$ 9,650	$ 1,755	$ 2,669
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	16	62	14	16
Total realized gain (loss) on investments and capital gains distributions	(8)	240	65	38
Net unrealized appreciation (depreciation) of investments	386	1,769	359	396
Net increase (decrease) in net assets resulting from operations	394	2,071	438	450
Changes from principal transactions:				
Total unit transactions	(661)	2,296	961	(336)
Increase (decrease) in net assets derived from principal transactions	(661)	2,296	961	(336)
Total increase (decrease) in net assets	(267)	4,367	1,399	114
Net assets at December 31, 2017	2,373	14,017	3,154	2,783
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	6	47	13	7
Total realized gain (loss) on investments and capital gains distributions	59	207	94	86
Net unrealized appreciation (depreciation) of investments	(196)	(1,580)	(477)	(280)
Net increase (decrease) in net assets resulting from operations	(131)	(1,326)	(370)	(187)
Changes from principal transactions:				
Total unit transactions	(728)	1,300	869	(740)
Increase (decrease) in net assets derived from principal transactions	(728)	1,300	869	(740)
Total increase (decrease) in net assets	(859)	(26)	499	(927)
Net assets at December 31, 2018	$ 1,514	$ 13,991	$ 3,653	$ 1,856

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2018 and 2017
(Dollars in thousands)

	Voya Index Solution 2055 Portfolio - Initial Class	Voya Index Solution 2055 Portfolio - Service Class	Voya Index Solution 2055 Portfolio - Service 2 Class	Voya Index Solution Income Portfolio - Initial Class
Net assets at January 1, 2017	$ 2,292	$ 1,009	$ 831	$ 3,658
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	15	4	8	42
Total realized gain (loss) on investments and capital gains distributions	63	26	21	31
Net unrealized appreciation (depreciation) of investments	491	214	169	249
Net increase (decrease) in net assets resulting from operations	569	244	198	322
Changes from principal transactions:				
Total unit transactions	1,208	785	267	553
Increase (decrease) in net assets derived from principal transactions	1,208	785	267	553
Total increase (decrease) in net assets	1,777	1,029	465	875
Net assets at December 31, 2017	4,069	2,038	1,296	4,533
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	15	2	4	41
Total realized gain (loss) on investments and capital gains distributions	181	73	54	137
Net unrealized appreciation (depreciation) of investments	(696)	(309)	(175)	(333)
Net increase (decrease) in net assets resulting from operations	(500)	(234)	(117)	(155)
Changes from principal transactions:				
Total unit transactions	1,634	431	(27)	(646)
Increase (decrease) in net assets derived from principal transactions	1,634	431	(27)	(646)
Total increase (decrease) in net assets	1,134	197	(144)	(801)
Net assets at December 31, 2018	$ 5,203	$ 2,235	$ 1,152	$ 3,732

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2018 and 2017
(Dollars in thousands)

	Voya Index Solution Income Portfolio - Service Class	Voya Index Solution Income Portfolio - Service 2 Class	Voya Solution 2025 Portfolio - Adviser Class	Voya Solution 2025 Portfolio - Initial Class
Net assets at January 1, 2017	$ 895	$ 1,145	$ 437	$ 2,609
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	11	11	6	114
Total realized gain (loss) on investments and capital gains distributions	7	11	13	42
Net unrealized appreciation (depreciation) of investments	57	68	44	658
Net increase (decrease) in net assets resulting from operations	75	90	63	814
Changes from principal transactions:				
Total unit transactions	20	10	1	5,294
Increase (decrease) in net assets derived from principal transactions	20	10	1	5,294
Total increase (decrease) in net assets	95	100	64	6,108
Net assets at December 31, 2017	990	1,245	501	8,717
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	15	8	7	129
Total realized gain (loss) on investments and capital gains distributions	26	39	18	342
Net unrealized appreciation (depreciation) of investments	(78)	(92)	(55)	(1,034)
Net increase (decrease) in net assets resulting from operations	(37)	(45)	(30)	(563)
Changes from principal transactions:				
Total unit transactions	(5)	(220)	(14)	412
Increase (decrease) in net assets derived from principal transactions	(5)	(220)	(14)	412
Total increase (decrease) in net assets	(42)	(265)	(44)	(151)
Net assets at December 31, 2018	$ 948	$ 980	$ 457	$ 8,566

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2018 and 2017
(Dollars in thousands)

	Voya Solution 2025 Portfolio - Service Class	Voya Solution 2025 Portfolio - Service 2 Class	Voya Solution 2035 Portfolio - Adviser Class	Voya Solution 2035 Portfolio - Initial Class
Net assets at January 1, 2017	$ 135,518	$ 11,067	$ 386	$ 3,095
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	1,451	108	5	72
Total realized gain (loss) on investments and capital gains distributions	6,184	(216)	11	77
Net unrealized appreciation (depreciation) of investments	10,895	1,533	57	735
Net increase (decrease) in net assets resulting from operations	18,530	1,425	73	884
Changes from principal transactions:				
Total unit transactions	(8,231)	(3,828)	1	2,899
Increase (decrease) in net assets derived from principal transactions	(8,231)	(3,828)	1	2,899
Total increase (decrease) in net assets	10,299	(2,403)	74	3,783
Net assets at December 31, 2017	145,817	8,664	460	6,878
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	1,512	86	5	95
Total realized gain (loss) on investments and capital gains distributions	5,551	132	21	239
Net unrealized appreciation (depreciation) of investments	(15,931)	(759)	(66)	(1,062)
Net increase (decrease) in net assets resulting from operations	(8,868)	(541)	(40)	(728)
Changes from principal transactions:				
Total unit transactions	(12,875)	(269)	(19)	1,536
Increase (decrease) in net assets derived from principal transactions	(12,875)	(269)	(19)	1,536
Total increase (decrease) in net assets	(21,743)	(810)	(59)	808
Net assets at December 31, 2018	$ 124,074	$ 7,854	$ 401	$ 7,686

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2018 and 2017
(Dollars in thousands)

	Voya Solution 2035 Portfolio - Service Class	Voya Solution 2035 Portfolio - Service 2 Class	Voya Solution 2045 Portfolio - Adviser Class	Voya Solution 2045 Portfolio - Initial Class
Net assets at January 1, 2017	$ 136,495	$ 13,278	$ 33	$ 2,351
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	1,021	97	—	39
Total realized gain (loss) on investments and capital gains distributions	5,829	516	(1)	169
Net unrealized appreciation (depreciation) of investments	17,394	1,643	7	622
Net increase (decrease) in net assets resulting from operations	24,244	2,256	6	830
Changes from principal transactions:				
Total unit transactions	(4,122)	(3,195)	(10)	3,152
Increase (decrease) in net assets derived from principal transactions	(4,122)	(3,195)	(10)	3,152
Total increase (decrease) in net assets	20,122	(939)	(4)	3,982
Net assets at December 31, 2017	156,617	12,339	29	6,333
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	1,291	117	—	67
Total realized gain (loss) on investments and capital gains distributions	7,987	342	1	482
Net unrealized appreciation (depreciation) of investments	(22,808)	(1,547)	(4)	(1,269)
Net increase (decrease) in net assets resulting from operations	(13,530)	(1,088)	(3)	(720)
Changes from principal transactions:				
Total unit transactions	(8,979)	(87)	(11)	583
Increase (decrease) in net assets derived from principal transactions	(8,979)	(87)	(11)	583
Total increase (decrease) in net assets	(22,509)	(1,175)	(14)	(137)
Net assets at December 31, 2018	$ 134,108	$ 11,164	$ 15	$ 6,196

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2018 and 2017
(Dollars in thousands)

	Voya Solution 2045 Portfolio - Service Class	Voya Solution 2045 Portfolio - Service 2 Class	Voya Solution 2055 Portfolio - Initial Class	Voya Solution 2055 Portfolio - Service Class
Net assets at January 1, 2017	$ 102,771	$ 7,798	$ 1,073	$ 18,451
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	301	26	9	34
Total realized gain (loss) on investments and capital gains distributions	4,537	(272)	91	351
Net unrealized appreciation (depreciation) of investments	15,519	1,724	194	3,644
Net increase (decrease) in net assets resulting from operations	20,357	1,478	294	4,029
Changes from principal transactions:				
Total unit transactions	(983)	(3,544)	672	2,884
Increase (decrease) in net assets derived from principal transactions	(983)	(3,544)	672	2,884
Total increase (decrease) in net assets	19,374	(2,066)	966	6,913
Net assets at December 31, 2017	122,145	5,732	2,039	25,364
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	578	31	18	79
Total realized gain (loss) on investments and capital gains distributions	7,377	270	138	860
Net unrealized appreciation (depreciation) of investments	(19,754)	(939)	(430)	(3,751)
Net increase (decrease) in net assets resulting from operations	(11,799)	(638)	(274)	(2,812)
Changes from principal transactions:				
Total unit transactions	(15,398)	85	515	(124)
Increase (decrease) in net assets derived from principal transactions	(15,398)	85	515	(124)
Total increase (decrease) in net assets	(27,197)	(553)	241	(2,936)
Net assets at December 31, 2018	$ 94,948	$ 5,179	$ 2,280	$ 22,428

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2018 and 2017
(Dollars in thousands)

	Voya Solution 2055 Portfolio - Service 2 Class	Voya Solution Balanced Portfolio - Service Class	Voya Solution Income Portfolio - Adviser Class	Voya Solution Income Portfolio - Initial Class
Net assets at January 1, 2017	$ 1,438	$ 4,837	$ 1,009	$ 6,602
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	2	26	15	176
Total realized gain (loss) on investments and capital gains distributions	52	56	15	20
Net unrealized appreciation (depreciation) of investments	253	620	49	485
Net increase (decrease) in net assets resulting from operations	307	702	79	681
Changes from principal transactions:				
Total unit transactions	(316)	875	(252)	1,467
Increase (decrease) in net assets derived from principal transactions	(316)	875	(252)	1,467
Total increase (decrease) in net assets	(9)	1,577	(173)	2,148
Net assets at December 31, 2017	1,429	6,414	836	8,750
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	6	41	15	191
Total realized gain (loss) on investments and capital gains distributions	88	61	22	268
Net unrealized appreciation (depreciation) of investments	(289)	(547)	(66)	(732)
Net increase (decrease) in net assets resulting from operations	(195)	(445)	(29)	(273)
Changes from principal transactions:				
Total unit transactions	347	(920)	(22)	(573)
Increase (decrease) in net assets derived from principal transactions	347	(920)	(22)	(573)
Total increase (decrease) in net assets	152	(1,365)	(51)	(846)
Net assets at December 31, 2018	$ 1,581	$ 5,049	$ 785	$ 7,904

The accompanying notes are an integral part of these financial statements.

200

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2018 and 2017
(Dollars in thousands)

	Voya Solution Income Portfolio - Service Class	Voya Solution Income Portfolio - Service 2 Class	Voya Solution Moderately Conservative Portfolio - Service Class	VY® American Century Small-Mid Cap Value Portfolio - Adviser Class
Net assets at January 1, 2017	$ 63,458	$ 5,591	$ 6,427	$ 75
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	812	67	86	1
Total realized gain (loss) on investments and capital gains distributions	759	95	(119)	3
Net unrealized appreciation (depreciation) of investments	3,206	266	634	4
Net increase (decrease) in net assets resulting from operations	4,777	428	601	8
Changes from principal transactions:				
Total unit transactions	(12,498)	(1,283)	368	(10)
Increase (decrease) in net assets derived from principal transactions	(12,498)	(1,283)	368	(10)
Total increase (decrease) in net assets	(7,721)	(855)	969	(2)
Net assets at December 31, 2017	55,737	4,736	7,396	73
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	755	59	68	1
Total realized gain (loss) on investments and capital gains distributions	1,796	160	19	6
Net unrealized appreciation (depreciation) of investments	(4,378)	(375)	(423)	(14)
Net increase (decrease) in net assets resulting from operations	(1,827)	(156)	(336)	(7)
Changes from principal transactions:				
Total unit transactions	(10,522)	(889)	(901)	(27)
Increase (decrease) in net assets derived from principal transactions	(10,522)	(889)	(901)	(27)
Total increase (decrease) in net assets	(12,349)	(1,045)	(1,237)	(34)
Net assets at December 31, 2018	$ 43,388	$ 3,691	$ 6,159	$ 39

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2018 and 2017
(Dollars in thousands)

	VY® American Century Small-Mid Cap Value Portfolio - Initial Class	VY® American Century Small-Mid Cap Value Portfolio - Service Class	VY® Baron Growth Portfolio - Adviser Class	VY® Baron Growth Portfolio - Service Class
Net assets at January 1, 2017	$ 32,821	$ 68,126	$ 315	$ 123,986
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	302	212	1	(192)
Total realized gain (loss) on investments and capital gains distributions	1,291	3,773	52	29,908
Net unrealized appreciation (depreciation) of investments	2,217	2,961	34	906
Net increase (decrease) in net assets resulting from operations	3,810	6,946	87	30,622
Changes from principal transactions:				
Total unit transactions	2,626	(1,441)	(9)	(24,130)
Increase (decrease) in net assets derived from principal transactions	2,626	(1,441)	(9)	(24,130)
Total increase (decrease) in net assets	6,436	5,505	78	6,492
Net assets at December 31, 2017	39,257	73,631	393	130,478
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	302	140	(1)	(1,239)
Total realized gain (loss) on investments and capital gains distributions	3,208	7,347	72	19,416
Net unrealized appreciation (depreciation) of investments	(9,210)	(17,753)	(70)	(21,914)
Net increase (decrease) in net assets resulting from operations	(5,700)	(10,266)	1	(3,737)
Changes from principal transactions:				
Total unit transactions	(407)	(5,871)	(117)	(4,578)
Increase (decrease) in net assets derived from principal transactions	(407)	(5,871)	(117)	(4,578)
Total increase (decrease) in net assets	(6,107)	(16,137)	(116)	(8,315)
Net assets at December 31, 2018	$ 33,150	$ 57,494	$ 277	$ 122,163

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2018 and 2017
(Dollars in thousands)

	VY® Columbia Contrarian Core Portfolio - Service Class	VY® Columbia Small Cap Value II Portfolio - Adviser Class	VY® Columbia Small Cap Value II Portfolio - Service Class	VY® Invesco Comstock Portfolio - Adviser Class
Net assets at January 1, 2017	$ 13,696	$ 159	$ 7,084	$ 408
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	—	(1)	(40)	3
Total realized gain (loss) on investments and capital gains distributions	1,519	10	754	30
Net unrealized appreciation (depreciation) of investments	1,099	6	(91)	35
Net increase (decrease) in net assets resulting from operations	2,618	15	623	68
Changes from principal transactions:				
Total unit transactions	(1,768)	(7)	(704)	(38)
Increase (decrease) in net assets derived from principal transactions	(1,768)	(7)	(704)	(38)
Total increase (decrease) in net assets	850	8	(81)	30
Net assets at December 31, 2017	14,546	167	7,003	438
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(18)	(1)	(43)	2
Total realized gain (loss) on investments and capital gains distributions	1,971	23	940	91
Net unrealized appreciation (depreciation) of investments	(3,150)	(50)	(2,137)	(134)
Net increase (decrease) in net assets resulting from operations	(1,197)	(28)	(1,240)	(41)
Changes from principal transactions:				
Total unit transactions	(2,162)	(14)	(277)	(169)
Increase (decrease) in net assets derived from principal transactions	(2,162)	(14)	(277)	(169)
Total increase (decrease) in net assets	(3,359)	(42)	(1,517)	(210)
Net assets at December 31, 2018	$ 11,187	$ 125	$ 5,486	$ 228

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2018 and 2017
(Dollars in thousands)

	VY® Invesco Comstock Portfolio - Service Class	VY® Invesco Equity and Income Portfolio - Adviser Class	VY® Invesco Equity and Income Portfolio - Initial Class	VY® Invesco Equity and Income Portfolio - Service Class
Net assets at January 1, 2017	$ 64,533	$ 1,585	$ 320,439	$ 1,687
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	127	15	3,929	17
Total realized gain (loss) on investments and capital gains distributions	5,538	80	13,552	40
Net unrealized appreciation (depreciation) of investments	4,429	53	12,800	97
Net increase (decrease) in net assets resulting from operations	10,094	148	30,281	154
Changes from principal transactions:				
Total unit transactions	(5,649)	(172)	(24,070)	(192)
Increase (decrease) in net assets derived from principal transactions	(5,649)	(172)	(24,070)	(192)
Total increase (decrease) in net assets	4,445	(24)	6,211	(38)
Net assets at December 31, 2017	68,978	1,561	326,650	1,649
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	174	17	2,839	15
Total realized gain (loss) on investments and capital gains distributions	5,130	76	31,725	98
Net unrealized appreciation (depreciation) of investments	(13,595)	(249)	(64,708)	(241)
Net increase (decrease) in net assets resulting from operations	(8,291)	(156)	(30,144)	(128)
Changes from principal transactions:				
Total unit transactions	(6,511)	(59)	(36,895)	(352)
Increase (decrease) in net assets derived from principal transactions	(6,511)	(59)	(36,895)	(352)
Total increase (decrease) in net assets	(14,802)	(215)	(67,039)	(480)
Net assets at December 31, 2018	$ 54,176	$ 1,346	$ 259,611	$ 1,169

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2018 and 2017
(Dollars in thousands)

	VY® JPMorgan Mid Cap Value Portfolio - Adviser Class	VY® JPMorgan Mid Cap Value Portfolio - Initial Class	VY® JPMorgan Mid Cap Value Portfolio - Service Class	VY® Oppenheimer Global Portfolio - Adviser Class
Net assets at January 1, 2017	$ 344	$ 8,433	$ 67,799	$ 373
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	—	51	(242)	1
Total realized gain (loss) on investments and capital gains distributions	49	2,147	9,789	19
Net unrealized appreciation (depreciation) of investments	(4)	77	(1,304)	108
Net increase (decrease) in net assets resulting from operations	45	2,275	8,243	128
Changes from principal transactions:				
Total unit transactions	(38)	13,413	(5,116)	(48)
Increase (decrease) in net assets derived from principal transactions	(38)	13,413	(5,116)	(48)
Total increase (decrease) in net assets	7	15,688	3,127	80
Net assets at December 31, 2017	351	24,121	70,926	453
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	2	130	62	4
Total realized gain (loss) on investments and capital gains distributions	34	1,508	7,456	89
Net unrealized appreciation (depreciation) of investments	(74)	(4,469)	(15,882)	(139)
Net increase (decrease) in net assets resulting from operations	(38)	(2,831)	(8,364)	(46)
Changes from principal transactions:				
Total unit transactions	(69)	(1,928)	(7,911)	(188)
Increase (decrease) in net assets derived from principal transactions	(69)	(1,928)	(7,911)	(188)
Total increase (decrease) in net assets	(107)	(4,759)	(16,275)	(234)
Net assets at December 31, 2018	$ 244	$ 19,362	$ 54,651	$ 219

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2018 and 2017
(Dollars in thousands)

	VY® Oppenheimer Global Portfolio - Initial Class	VY® Oppenheimer Global Portfolio - Service Class	VY® Pioneer High Yield Portfolio - Initial Class	VY® Pioneer High Yield Portfolio - Service Class
Net assets at January 1, 2017	$ 512,098	$ 1,103	$ 33,378	$ 856
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	541	(1)	1,489	25
Total realized gain (loss) on investments and capital gains distributions	19,364	32	(67)	(20)
Net unrealized appreciation (depreciation) of investments	154,394	374	819	34
Net increase (decrease) in net assets resulting from operations	174,299	405	2,241	39
Changes from principal transactions:				
Total unit transactions	(36,624)	159	3,427	(479)
Increase (decrease) in net assets derived from principal transactions	(36,624)	159	3,427	(479)
Total increase (decrease) in net assets	137,675	564	5,668	(440)
Net assets at December 31, 2017	649,773	1,667	39,046	416
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	3,266	5	1,699	11
Total realized gain (loss) on investments and capital gains distributions	65,751	193	(292)	8
Net unrealized appreciation (depreciation) of investments	(153,054)	(420)	(2,709)	(27)
Net increase (decrease) in net assets resulting from operations	(84,037)	(222)	(1,302)	(8)
Changes from principal transactions:				
Total unit transactions	(53,042)	(83)	(1,273)	(209)
Increase (decrease) in net assets derived from principal transactions	(53,042)	(83)	(1,273)	(209)
Total increase (decrease) in net assets	(137,079)	(305)	(2,575)	(217)
Net assets at December 31, 2018	$ 512,694	$ 1,362	$ 36,471	$ 199

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2018 and 2017
(Dollars in thousands)

	VY® T. Rowe Price Diversified Mid Cap Growth Portfolio - Adviser Class	VY® T. Rowe Price Diversified Mid Cap Growth Portfolio - Initial Class	VY® T. Rowe Price Diversified Mid Cap Growth Portfolio - Service Class	VY® T. Rowe Price Growth Equity Portfolio - Adviser Class
Net assets at January 1, 2017	$ 319	$ 389,971	$ 1,069	$ 1,119
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	—	(1,651)	(3)	(5)
Total realized gain (loss) on investments and capital gains distributions	36	38,139	112	188
Net unrealized appreciation (depreciation) of investments	34	53,037	143	178
Net increase (decrease) in net assets resulting from operations	70	89,525	252	361
Changes from principal transactions:				
Total unit transactions	(58)	(23,472)	57	176
Increase (decrease) in net assets derived from principal transactions	(58)	(23,472)	57	176
Total increase (decrease) in net assets	12	66,053	309	537
Net assets at December 31, 2017	331	456,024	1,378	1,656
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(1)	(3,871)	(10)	(5)
Total realized gain (loss) on investments and capital gains distributions	40	53,763	146	312
Net unrealized appreciation (depreciation) of investments	(50)	(65,594)	(192)	(284)
Net increase (decrease) in net assets resulting from operations	(11)	(15,702)	(56)	23
Changes from principal transactions:				
Total unit transactions	(28)	(36,865)	(116)	(751)
Increase (decrease) in net assets derived from principal transactions	(28)	(36,865)	(116)	(751)
Total increase (decrease) in net assets	(39)	(52,567)	(172)	(728)
Net assets at December 31, 2018	$ 292	$ 403,457	$ 1,206	$ 928

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2018 and 2017
(Dollars in thousands)

	VY® T. Rowe Price Growth Equity Portfolio - Initial Class	VY® T. Rowe Price Growth Equity Portfolio - Service Class	VY® Templeton Foreign Equity Portfolio - Adviser Class	VY® Templeton Foreign Equity Portfolio - Initial Class
Net assets at January 1, 2017	$ 359,212	$ 3,555	$ 223	$ 81,205
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(3,498)	(24)	3	899
Total realized gain (loss) on investments and capital gains distributions	56,863	669	2	(644)
Net unrealized appreciation (depreciation) of investments	61,520	435	40	16,369
Net increase (decrease) in net assets resulting from operations	114,885	1,080	45	16,624
Changes from principal transactions:				
Total unit transactions	(4,378)	(641)	(30)	(6,725)
Increase (decrease) in net assets derived from principal transactions	(4,378)	(641)	(30)	(6,725)
Total increase (decrease) in net assets	110,507	439	15	9,899
Net assets at December 31, 2017	469,719	3,994	238	91,104
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(3,266)	(22)	3	952
Total realized gain (loss) on investments and capital gains distributions	94,835	674	3	3,244
Net unrealized appreciation (depreciation) of investments	(99,760)	(704)	(41)	(17,441)
Net increase (decrease) in net assets resulting from operations	(8,191)	(52)	(35)	(13,245)
Changes from principal transactions:				
Total unit transactions	(12,241)	(535)	(13)	(8,790)
Increase (decrease) in net assets derived from principal transactions	(12,241)	(535)	(13)	(8,790)
Total increase (decrease) in net assets	(20,432)	(587)	(48)	(22,035)
Net assets at December 31, 2018	$ 449,287	$ 3,407	$ 190	$ 69,069

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2018 and 2017
(Dollars in thousands)

	VY® Templeton Foreign Equity Portfolio - Service Class	Voya Corporate Leaders 100 Fund - Class I	Voya Strategic Allocation Conservative Portfolio - Class I	Voya Strategic Allocation Growth Portfolio - Class I
Net assets at January 1, 2017	$ 250	$ 3,517	$ 31,090	$ 69,555
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	2	56	460	547
Total realized gain (loss) on investments and capital gains distributions	7	264	1,494	3,541
Net unrealized appreciation (depreciation) of investments	35	485	725	6,842
Net increase (decrease) in net assets resulting from operations	44	805	2,679	10,930
Changes from principal transactions:				
Total unit transactions	(98)	1,556	(5,109)	(8,041)
Increase (decrease) in net assets derived from principal transactions	(98)	1,556	(5,109)	(8,041)
Total increase (decrease) in net assets	(54)	2,361	(2,430)	2,889
Net assets at December 31, 2017	196	5,878	28,660	72,444
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	1	70	480	735
Total realized gain (loss) on investments and capital gains distributions	12	763	1,170	4,191
Net unrealized appreciation (depreciation) of investments	(33)	(1,344)	(3,031)	(11,163)
Net increase (decrease) in net assets resulting from operations	(20)	(511)	(1,381)	(6,237)
Changes from principal transactions:				
Total unit transactions	(98)	872	(952)	(5,289)
Increase (decrease) in net assets derived from principal transactions	(98)	872	(952)	(5,289)
Total increase (decrease) in net assets	(118)	361	(2,333)	(11,526)
Net assets at December 31, 2018	$ 78	$ 6,239	$ 26,327	$ 60,918

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2018 and 2017
(Dollars in thousands)

	Voya Strategic Allocation Moderate Portfolio - Class I	Voya Growth and Income Portfolio - Class A	Voya Growth and Income Portfolio - Class I	Voya Growth and Income Portfolio - Class S
Net assets at January 1, 2017	$ 62,777	$ 1,308	$ 1,180,483	$ 335
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	663	14	8,724	2
Total realized gain (loss) on investments and capital gains distributions	4,761	195	198,804	33
Net unrealized appreciation (depreciation) of investments	2,563	37	6,469	24
Net increase (decrease) in net assets resulting from operations	7,987	246	213,997	59
Changes from principal transactions:				
Total unit transactions	(6,015)	(98)	(127,518)	(39)
Increase (decrease) in net assets derived from principal transactions	(6,015)	(98)	(127,518)	(39)
Total increase (decrease) in net assets	1,972	148	86,479	20
Net assets at December 31, 2017	64,749	1,456	1,266,962	355
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	851	14	7,980	—
Total realized gain (loss) on investments and capital gains distributions	3,380	146	165,837	4
Net unrealized appreciation (depreciation) of investments	(8,412)	(228)	(233,905)	(21)
Net increase (decrease) in net assets resulting from operations	(4,181)	(68)	(60,088)	(17)
Changes from principal transactions:				
Total unit transactions	(5,813)	(117)	(136,992)	(148)
Increase (decrease) in net assets derived from principal transactions	(5,813)	(117)	(136,992)	(148)
Total increase (decrease) in net assets	(9,994)	(185)	(197,080)	(165)
Net assets at December 31, 2018	$ 54,755	$ 1,271	$ 1,069,882	$ 190

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2018 and 2017
(Dollars in thousands)

	Voya Global Equity Portfolio - Class I	Voya Global Equity Portfolio - Class S	Voya Index Plus LargeCap Portfolio - Class I	Voya Index Plus LargeCap Portfolio - Class S
Net assets at January 1, 2017	$ 88,186	$ 11,258	$ 332,137	$ 298
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	1,285	110	2,066	1
Total realized gain (loss) on investments and capital gains distributions	1,159	81	26,641	80
Net unrealized appreciation (depreciation) of investments	15,854	2,197	45,480	(34)
Net increase (decrease) in net assets resulting from operations	18,298	2,388	74,187	47
Changes from principal transactions:				
Total unit transactions	(16,006)	(768)	(29,302)	(144)
Increase (decrease) in net assets derived from principal transactions	(16,006)	(768)	(29,302)	(144)
Total increase (decrease) in net assets	2,292	1,620	44,885	(97)
Net assets at December 31, 2017	90,478	12,878	377,022	201
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	3,734	399	1,674	1
Total realized gain (loss) on investments and capital gains distributions	1,227	223	45,504	22
Net unrealized appreciation (depreciation) of investments	(12,904)	(1,817)	(75,567)	(38)
Net increase (decrease) in net assets resulting from operations	(7,943)	(1,195)	(28,389)	(15)
Changes from principal transactions:				
Total unit transactions	(7,611)	(1,047)	(14,075)	(5)
Increase (decrease) in net assets derived from principal transactions	(7,611)	(1,047)	(14,075)	(5)
Total increase (decrease) in net assets	(15,554)	(2,242)	(42,464)	(20)
Net assets at December 31, 2018	$ 74,924	$ 10,636	$ 334,558	$ 181

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2018 and 2017
(Dollars in thousands)

	Voya Index Plus MidCap Portfolio - Class I	Voya Index Plus MidCap Portfolio - Class S	Voya Index Plus SmallCap Portfolio - Class I	Voya Index Plus SmallCap Portfolio - Class S
Net assets at January 1, 2017	$ 361,836	$ 282	$ 163,309	$ 275
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	1,402	—	(127)	—
Total realized gain (loss) on investments and capital gains distributions	31,799	36	25,641	70
Net unrealized appreciation (depreciation) of investments	8,805	(17)	(12,485)	(51)
Net increase (decrease) in net assets resulting from operations	42,006	19	13,029	19
Changes from principal transactions:				
Total unit transactions	(46,702)	(230)	(21,941)	(101)
Increase (decrease) in net assets derived from principal transactions	(46,702)	(230)	(21,941)	(101)
Total increase (decrease) in net assets	(4,696)	(211)	(8,912)	(82)
Net assets at December 31, 2017	357,140	71	154,397	193
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	379	1	(171)	—
Total realized gain (loss) on investments and capital gains distributions	52,000	8	27,664	32
Net unrealized appreciation (depreciation) of investments	(100,818)	(19)	(45,837)	(56)
Net increase (decrease) in net assets resulting from operations	(48,439)	(10)	(18,344)	(24)
Changes from principal transactions:				
Total unit transactions	(36,930)	(2)	(13,277)	(14)
Increase (decrease) in net assets derived from principal transactions	(36,930)	(2)	(13,277)	(14)
Total increase (decrease) in net assets	(85,369)	(12)	(31,621)	(38)
Net assets at December 31, 2018	$ 271,771	$ 59	$ 122,776	$ 155

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2018 and 2017
(Dollars in thousands)

	Voya International Index Portfolio - Class I	Voya International Index Portfolio - Class S	Voya Russell™ Large Cap Growth Index Portfolio - Class I	Voya Russell™ Large Cap Growth Index Portfolio - Class S
Net assets at January 1, 2017	$ 29,891	$ 7	$ 40,899	$ 1,182
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	506	—	50	8
Total realized gain (loss) on investments and capital gains distributions	683	—	2,041	110
Net unrealized appreciation (depreciation) of investments	6,285	2	11,459	236
Net increase (decrease) in net assets resulting from operations	7,474	2	13,550	354
Changes from principal transactions:				
Total unit transactions	4,049	1	8,598	(62)
Increase (decrease) in net assets derived from principal transactions	4,049	1	8,598	(62)
Total increase (decrease) in net assets	11,523	3	22,148	292
Net assets at December 31, 2017	41,414	10	63,047	1,474
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	777	—	(4)	6
Total realized gain (loss) on investments and capital gains distributions	963	—	5,762	144
Net unrealized appreciation (depreciation) of investments	(8,040)	(2)	(7,580)	(199)
Net increase (decrease) in net assets resulting from operations	(6,300)	(2)	(1,822)	(49)
Changes from principal transactions:				
Total unit transactions	2,082	(1)	5,329	246
Increase (decrease) in net assets derived from principal transactions	2,082	(1)	5,329	246
Total increase (decrease) in net assets	(4,218)	(3)	3,507	197
Net assets at December 31, 2018	$ 37,196	$ 7	$ 66,554	$ 1,671

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2018 and 2017
(Dollars in thousands)

	Voya Russell™ Large Cap Index Portfolio - Class I	Voya Russell™ Large Cap Index Portfolio - Class S	Voya Russell™ Large Cap Value Index Portfolio - Class I	Voya Russell™ Large Cap Value Index Portfolio - Class S
Net assets at January 1, 2017	$ 93,725	$ 400	$ 490	$ 13,396
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	926	2	6	132
Total realized gain (loss) on investments and capital gains distributions	4,318	18	19	558
Net unrealized appreciation (depreciation) of investments	15,926	60	45	1,028
Net increase (decrease) in net assets resulting from operations	21,170	80	70	1,718
Changes from principal transactions:				
Total unit transactions	8,715	(39)	112	928
Increase (decrease) in net assets derived from principal transactions	8,715	(39)	112	928
Total increase (decrease) in net assets	29,885	41	182	2,646
Net assets at December 31, 2017	123,610	441	672	16,042
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	1,097	2	7	154
Total realized gain (loss) on investments and capital gains distributions	3,752	18	39	844
Net unrealized appreciation (depreciation) of investments	(11,036)	(40)	(95)	(2,239)
Net increase (decrease) in net assets resulting from operations	(6,187)	(20)	(49)	(1,241)
Changes from principal transactions:				
Total unit transactions	12,765	2	(65)	181
Increase (decrease) in net assets derived from principal transactions	12,765	2	(65)	181
Total increase (decrease) in net assets	6,578	(18)	(114)	(1,060)
Net assets at December 31, 2018	$ 130,188	$ 423	$ 558	$ 14,982

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2018 and 2017
(Dollars in thousands)

	Voya Russell™ Mid Cap Growth Index Portfolio - Class S	Voya Russell™ Mid Cap Index Portfolio - Class I	Voya Russell™ Small Cap Index Portfolio - Class I	Voya Small Company Portfolio - Class I
Net assets at January 1, 2017	$ 12,817	$ 105,572	$ 45,782	$ 169,597
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(44)	1,145	187	(1,012)
Total realized gain (loss) on investments and capital gains distributions	849	11,076	5,125	21,750
Net unrealized appreciation (depreciation) of investments	2,188	9,232	2,365	(3,767)
Net increase (decrease) in net assets resulting from operations	2,993	21,453	7,677	16,971
Changes from principal transactions:				
Total unit transactions	415	32,469	17,463	(7,808)
Increase (decrease) in net assets derived from principal transactions	415	32,469	17,463	(7,808)
Total increase (decrease) in net assets	3,408	53,922	25,140	9,163
Net assets at December 31, 2017	16,225	159,494	70,922	178,760
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(102)	1,129	180	(673)
Total realized gain (loss) on investments and capital gains distributions	2,608	19,565	4,658	34,113
Net unrealized appreciation (depreciation) of investments	(3,541)	(36,153)	(14,394)	(58,417)
Net increase (decrease) in net assets resulting from operations	(1,035)	(15,459)	(9,556)	(24,977)
Changes from principal transactions:				
Total unit transactions	180	(3,471)	6,090	(25,901)
Increase (decrease) in net assets derived from principal transactions	180	(3,471)	6,090	(25,901)
Total increase (decrease) in net assets	(855)	(18,930)	(3,466)	(50,878)
Net assets at December 31, 2018	$ 15,370	$ 140,564	$ 67,456	$ 127,882

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2018 and 2017
(Dollars in thousands)

	Voya Small Company Portfolio - Class S	Voya U.S. Bond Index Portfolio - Class I	Voya MidCap Opportunities Portfolio - Class I	Voya MidCap Opportunities Portfolio - Class S
Net assets at January 1, 2017	$ 401	$ 16,169	$ 132,120	$ 1,066
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	—	237	(1,418)	(6)
Total realized gain (loss) on investments and capital gains distributions	80	17	8,219	40
Net unrealized appreciation (depreciation) of investments	(45)	126	32,735	199
Net increase (decrease) in net assets resulting from operations	35	380	39,536	233
Changes from principal transactions:				
Total unit transactions	(290)	(803)	83,574	(195)
Increase (decrease) in net assets derived from principal transactions	(290)	(803)	83,574	(195)
Total increase (decrease) in net assets	(255)	(423)	123,110	38
Net assets at December 31, 2017	146	15,746	255,230	1,104
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(1)	231	(2,165)	(6)
Total realized gain (loss) on investments and capital gains distributions	23	(179)	25,486	104
Net unrealized appreciation (depreciation) of investments	(48)	(235)	(43,328)	(187)
Net increase (decrease) in net assets resulting from operations	(26)	(183)	(20,007)	(89)
Changes from principal transactions:				
Total unit transactions	9	886	(9,166)	(7)
Increase (decrease) in net assets derived from principal transactions	9	886	(9,166)	(7)
Total increase (decrease) in net assets	(17)	703	(29,173)	(96)
Net assets at December 31, 2018	$ 129	$ 16,449	$ 226,057	$ 1,008

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2018 and 2017
(Dollars in thousands)

	Voya SmallCap Opportunities Portfolio - Class I	Voya SmallCap Opportunities Portfolio - Class S	Wanger International	Wanger Select
Net assets at January 1, 2017	$ 56,707	$ 99	$ 41,297	$ 61,099
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(548)	—	185	(468)
Total realized gain (loss) on investments and capital gains distributions	4,806	7	(383)	6,891
Net unrealized appreciation (depreciation) of investments	5,890	11	12,473	8,579
Net increase (decrease) in net assets resulting from operations	10,148	18	12,275	15,002
Changes from principal transactions:				
Total unit transactions	2,732	(8)	(7,256)	(4,425)
Increase (decrease) in net assets derived from principal transactions	2,732	(8)	(7,256)	(4,425)
Total increase (decrease) in net assets	12,880	10	5,019	10,577
Net assets at December 31, 2017	69,587	109	46,316	71,676
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(664)	—	566	(522)
Total realized gain (loss) on investments and capital gains distributions	12,422	15	4,042	3,490
Net unrealized appreciation (depreciation) of investments	(22,828)	(35)	(12,691)	(11,004)
Net increase (decrease) in net assets resulting from operations	(11,070)	(20)	(8,083)	(8,036)
Changes from principal transactions:				
Total unit transactions	(2,740)	15	(2,940)	(9,559)
Increase (decrease) in net assets derived from principal transactions	(2,740)	15	(2,940)	(9,559)
Total increase (decrease) in net assets	(13,810)	(5)	(11,023)	(17,595)
Net assets at December 31, 2018	$ 55,777	$ 104	$ 35,293	$ 54,081

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2018 and 2017
(Dollars in thousands)

	Wanger USA	Washington Mutual Investors Fund^{SM} - Class R-3	Washington Mutual Investors Fund^{SM} - Class R-4	Wells Fargo Small Cap Value Fund - Class A
Net assets at January 1, 2017	$ 68,640	$ 2,724	$ 152,821	$ 153
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(537)	29	1,532	(1)
Total realized gain (loss) on investments and capital gains distributions	10,163	201	12,376	11
Net unrealized appreciation (depreciation) of investments	3,010	255	15,620	7
Net increase (decrease) in net assets resulting from operations	12,636	485	29,528	17
Changes from principal transactions:				
Total unit transactions	(1,719)	(244)	9,193	(39)
Increase (decrease) in net assets derived from principal transactions	(1,719)	(244)	9,193	(39)
Total increase (decrease) in net assets	10,917	241	38,721	(22)
Net assets at December 31, 2017	79,557	2,965	191,542	131
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(554)	25	1,625	(1)
Total realized gain (loss) on investments and capital gains distributions	16,768	199	15,148	21
Net unrealized appreciation (depreciation) of investments	(18,674)	(318)	(24,668)	(45)
Net increase (decrease) in net assets resulting from operations	(2,460)	(94)	(7,895)	(25)
Changes from principal transactions:				
Total unit transactions	374	(387)	5,914	(1)
Increase (decrease) in net assets derived from principal transactions	374	(387)	5,914	(1)
Total increase (decrease) in net assets	(2,086)	(481)	(1,981)	(26)
Net assets at December 31, 2018	$ 77,471	$ 2,484	$ 189,561	$ 105

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2018 and 2017
(Dollars in thousands)

	Wells Fargo Small Company Growth Fund - Administrator Class	Wells Fargo Special Small Cap Value Fund - Class A
Net assets at January 1, 2017	$ 216	$ 124,195
Increase (decrease) in net assets		
Operations:		
Net investment income (loss)	(6)	(187)
Total realized gain (loss) on investments and capital gains distributions	42	9,875
Net unrealized appreciation (depreciation) of investments	45	1,822
Net increase (decrease) in net assets resulting from operations	81	11,510
Changes from principal transactions:		
Total unit transactions	339	(8,227)
Increase (decrease) in net assets derived from principal transactions	339	(8,227)
Total increase (decrease) in net assets	420	3,283
Net assets at December 31, 2017	636	127,478
Increase (decrease) in net assets		
Operations:		
Net investment income (loss)	(47)	(829)
Total realized gain (loss) on investments and capital gains distributions	569	12,796
Net unrealized appreciation (depreciation) of investments	(1,704)	(28,991)
Net increase (decrease) in net assets resulting from operations	(1,182)	(17,024)
Changes from principal transactions:		
Total unit transactions	6,554	(10,650)
Increase (decrease) in net assets derived from principal transactions	6,554	(10,650)
Total increase (decrease) in net assets	5,372	(27,674)
Net assets at December 31, 2018	$ 6,008	$ 99,804

The accompanying notes are an integral part of these financial statements.

1. Organization

Variable Annuity Account C of Voya Retirement Insurance and Annuity Company (the "Account") was established by ("VRIAC" or the "Company") to support the operations of variable annuity contracts ("Contracts"). The Company is an indirect, wholly owned subsidiary of Voya Financial, Inc. ("Voya Financial"), a holding company domiciled in the State of Delaware.

Prior to May 2013, Voya Financial, which together with its subsidiaries, including the Company, was an indirect, wholly-owned subsidiary of ING Groep N.V. ("ING"), a global financial services holding company based in The Netherlands. In May 2013, Voya Financial, Inc. completed its initial public offering of common stock, including the issuance and sale of common stock by Voya Financial, Inc. and the sale of shares of common stock owned indirectly by ING. Between October 2013 and March 2015, ING completed the sale of its remaining shares of common stock of Voya Financial, Inc. in a series of registered public offerings.

The Account is registered as a unit investment trust with the Securities Exchange Commission ("SEC") under the Investment Company Act of 1940, as amended. VRIAC provides for variable accumulation and benefits under the Contracts by crediting annuity considerations to one or more divisions within the Account or the fixed account (an investment option in the Company's general account), as directed by the contract owners. The portion of the Account's assets applicable to Contracts will not be charged with liabilities arising out of any other business VRIAC may conduct, but obligations of the Account, including the promise to make benefit payments, are obligations of VRIAC. Under applicable insurance law, the assets and liabilities of the Account are clearly identified and distinguished from the other assets and liabilities of VRIAC.

At December 31, 2018, the Account had 317 investment divisions (the "Divisions"), 169 of which invest in independently managed mutual funds and 148 of which invest in mutual funds managed by an affiliate, Voya Investments, LLC ("VIL"). The assets in each Division are invested in shares of a designated fund ("Fund") of various investment trusts ("the Trusts").

The Divisions with asset balances at December 31, 2018 and related Trusts are as follows:

AB Growth and Income Fund, Inc.:
  AB Relative Value Fund - Class A

AB Variable Products Series Fund, Inc.:
  AB VPS Growth and Income Portfolio - Class A

Aberdeen Funds:
  Aberdeen International Equity Fund - Institutional Class

AIM Counselor Series Trust:
  Invesco Floating Rate Fund - Class R5

AIM Growth Series:
  Invesco Mid Cap Core Equity Fund - Class A
  Invesco Small Cap Growth Fund - Class A

AIM International Mutual Funds:
  Invesco International Growth Fund - Class R5

AIM Investment Funds:
  Invesco Endeavor Fund - Class A
  Invesco Global Health Care Fund - Investor Class

AIM Investment Securities Funds:
  Invesco High Yield Fund - Class R5

AIM Sector Funds:
  Invesco American Value Fund - Class R5
  Invesco Energy Fund - Class R5
  Invesco Small Cap Value Fund - Class A

AIM Variable Insurance Funds:
  Invesco V.I. American Franchise Fund - Series I Shares
  Invesco V.I. Core Equity Fund - Series I Shares

Alger Funds:

Alger Capital Appreciation Fund - Class A

Alger Funds II:

Alger Responsible Investing Fund - Class A

Allianz Funds:

AllianzGI NFJ Dividend Value Fund - Class A

AllianzGI NFJ Large-Cap Value Fund - Institutional Class

AllianzGI NFJ Small-Cap Value Fund - Class A

Amana Mutual Funds Trust:

Amana Growth Fund - Investor Class

Amana Income Fund - Investor Class

American Balanced Fund®, Inc.:

American Balanced Fund® - Class R-3

American Beacon Funds:

American Beacon Small Cap Value Fund - Investor Class

American Century Government Income Trust:

American Century Investments® Inflation-Adjusted Bond Fund - Investor Class

American Century Quantitative Equity Funds, Inc.:

American Century Investments® Income & Growth Fund - A Class

American Funds Fundamental Investors[SM]:

Fundamental Investors[SM] - Class R-3

Fundamental Investors[SM] - Class R-4

American Mutual Fund®:

American Mutual Fund® - Class R-4

AMG Funds IV:

AMG Managers Fairpointe Mid Cap Fund - Class N

Ariel Investment Trust:

Ariel Appreciation Fund - Investor Class

Ariel Fund - Investor Class

Artisan Funds, Inc.:

Artisan International Fund - Investor Shares

BlackRock Equity Dividend Fund:

BlackRock Equity Dividend Fund - Investor A Shares

BlackRock Funds[SM]:

BlackRock Health Sciences Opportunities Portfolio - Institutional Shares

BlackRock Health Sciences Opportunities Portfolio - Investor A Shares

BlackRock Mid Cap Dividend Series, Inc.:

BlackRock Mid Cap Dividend Fund - Institutional Shares

BlackRock Mid Cap Dividend Fund - Investor A Shares

Bond Fund of America[SM]:

Bond Fund of America[SM] - Class R-4

Calvert Variable Series, Inc.:

Calvert VP SRI Balanced Portfolio

Capital Income Builder®:

Capital Income Builder® - Class R-4

Capital World Growth & Income Fund[SM]:

Capital World Growth & Income Fund[SM] - Class R-3

Cohen & Steers Real Estate Securities Fund, Inc.:

Cohen & Steers Real Estate Securities Fund, Inc. - Class A

Cohen & Steers Realty Shares, Inc.:

Cohen & Steers Realty Shares, Inc.

Columbia[SM] Acorn® Trust:

Columbia[SM] Acorn® Fund - Class A

Columbia[SM] Acorn® Fund - Class Z

Columbia Funds Series Trust:

Columbia Select Mid Cap Value Fund - Class A

Columbia Select Mid Cap Value Fund - Institutional Class

CRM Mutual Fund Trust:

CRM Mid Cap Value Fund - Investor Shares

Davis Series Inc.:

Davis Financial Fund - Class Y

Delaware Group® Equity Funds IV:

Delaware Smid Cap Growth Fund - Institutional Class

Delaware Group Equity Funds V:

Delaware Small Cap Value Fund - Class A

Deutsche DWS Investment Trust:

DWS Small Cap Growth Fund - Class S

Deutsche DWS Investments VIT Funds:

Deutsche Equity 500 Index Fund - Class S

DFA Investment Dimensions Group Inc.:

DFA Inflation-Protected Securities Portfolio - Institutional Class

Emerging Markets Core Equity Portfolio - Institutional Class

U.S. Targeted Value Portfolio - Institutional Class

Dodge & Cox Funds:

Dodge & Cox International Stock Fund

Dodge & Cox Stock Fund

Eaton Vance Special Investment Trust:

Eaton Vance Large-Cap Value Fund - Class R

EuroPacific Growth Fund®:

EuroPacific Growth Fund® - Class R-3

EuroPacific Growth Fund® - Class R-4

Federated International Leaders Fund:

Federated International Leaders Fund - Institutional Shares

Fidelity® Contrafund®:

Fidelity Advisor® New Insights Fund - Class I

Fidelity® Variable Insurance Products:

Fidelity® VIP Equity-Income Portfolio - Initial Class

Fidelity® VIP Growth Portfolio - Initial Class

Fidelity® VIP High Income Portfolio - Initial Class

Fidelity® VIP Overseas Portfolio - Initial Class

Fidelity® Variable Insurance Products II:

Fidelity® VIP Contrafund® Portfolio - Initial Class

Fidelity® VIP Index 500 Portfolio - Initial Class

Fidelity® Variable Insurance Products V:

Fidelity® VIP Asset Manager Portfolio - Initial Class

Franklin Mutual Series Fund Inc.:

Franklin Mutual Global Discovery Fund - Class R

Franklin Strategic Series:

Franklin Biotechnology Discovery Fund - Advisor Class

Franklin Natural Resources Fund - Advisor Class

Franklin Small-Mid Cap Growth Fund - Class A

Franklin Templeton Variable Insurance Products Trust:

Franklin Small Cap Value VIP Fund - Class 2

Goldman Sachs Trust:

Goldman Sachs Growth Opportunities Fund - Class IR

Growth Fund of America®:

Growth Fund of America® - Class R-3

Growth Fund of America® - Class R-4

Hartford Mutual Funds, Inc.:

The Hartford Capital Appreciation Fund - Class R4

The Hartford Dividend And Growth Fund - Class R4

The Hartford International Opportunities Fund - Class R4

Income Fund of America®:

Income Fund of America® - Class R-3

Ivy Funds:

Ivy Science and Technology Fund - Class Y

Janus Aspen Series:

Janus Henderson Balanced Portfolio - Institutional Shares

Janus Henderson Enterprise Portfolio - Institutional Shares

Janus Henderson Flexible Bond Portfolio - Institutional Shares

Janus Henderson Global Research Portfolio - Institutional
    Shares

Janus Henderson Research Portfolio - Institutional Shares

JPMorgan Trust II:

JPMorgan Equity Income Fund - Select Class

JPMorgan Government Bond Fund - Select Class

Lazard Funds, Inc.:

Lazard International Equity Portfolio - Open Shares

Legg Mason Partners Equity Trust:

ClearBridge Aggressive Growth Fund - Class I

LKCM Funds:

LKCM Aquinas Catholic Equity Fund

Loomis Sayles Funds I:

Loomis Sayles Small Cap Value Fund - Retail Class

Loomis Sayles Funds II:

Loomis Sayles Limited Term Government and Agency Fund -
    Class Y

Lord Abbett Developing Growth Fund, Inc.:

Lord Abbett Developing Growth Fund - Class A

Lord Abbett Investment Trust:

Lord Abbett Core Fixed Income Fund - Class A

Lord Abbett Short Duration Income Fund - Class R4

Lord Abbett Mid Cap Stock Fund, Inc.:

Lord Abbett Mid Cap Stock Fund - Class A

Lord Abbett Research Fund, Inc.:

Lord Abbett Small Cap Value Fund - Class A

Lord Abbett Securities Trust:

Lord Abbett Fundamental Equity Fund - Class A

Lord Abbett Series Fund, Inc.:

Lord Abbett Series Fund - Mid Cap Stock Portfolio - Class VC

MainStay Funds:

MainStay Large Cap Growth Fund - Class R3

Massachusetts Investors Growth Stock Fund:

Massachusetts Investors Growth Stock Fund - Class A

Metropolitan West Funds:

Metropolitan West Total Return Bond Fund - Class I

Metropolitan West Total Return Bond Fund - Class M

MFS® Series Trust l:

MFS® New Discovery Fund - Class R3

MFS® Series Trust X:

MFS® International Value Fund - Class R3

Neuberger Berman Equity Funds®:

Neuberger Berman Genesis Fund - Trust Class

Neuberger Berman Sustainable Equity Fund - Institutional Class

Neuberger Berman Sustainable Equity Fund - Trust Class

New Perspective Fund®:

New Perspective Fund® - Class R-3

New Perspective Fund® - Class R-4

New World Fund®, Inc.:

New World Fund® - Class R-4

Nuveen Investment Funds, Inc.:

Nuveen Global Infrastructure Fund - Class I

Oppenheimer Funds:

Oppenheimer Capital Appreciation Fund - Class A

Oppenheimer Developing Markets Fund - Class A

Oppenheimer Developing Markets Fund - Class Y

Oppenheimer Gold & Special Minerals Fund - Class A

Oppenheimer Integrity Funds:

Oppenheimer International Bond Fund - Class A

Oppenheimer International Growth Fund - Class Y

Oppenheimer International Small-Mid Company Fund - Class Y

Oppenheimer Main Street Fund®:

Oppenheimer Main Street Fund® - Class A

Oppenheimer Main Street Fund®/VA

Oppenheimer Main Street Small Cap Fund®/VA

Oppenheimer Variable Account Funds:

Oppenheimer Discovery Mid Cap Growth Fund/VA

Oppenheimer Global Fund/VA

Oppenheimer Global Strategic Income Fund/VA

Parnassus Income Funds:

Parnassus Core Equity Fund^{SM} - Investor Shares

Pax World Funds Series Trust I:

Pax Balanced Fund - Investor Class

PIMCO Funds:

PIMCO CommodityRealReturn Strategy Fund® -
    Administrative Class

PIMCO Variable Insurance Trust:

PIMCO Real Return Portfolio - Administrative Class

Pioneer Equity Income Fund:

Pioneer Equity Income Fund - Class Y

Pioneer High Yield Fund:

Pioneer High Yield Fund - Class A

Pioneer Strategic Income Fund:

Pioneer Strategic Income Fund - Class A

Pioneer Variable Contracts Trust:

Pioneer Equity Income VCT Portfolio - Class I

Pioneer High Yield VCT Portfolio - Class I

Prudential Sector Funds, Inc.:

PGIM Jennison Utility Fund - Class Z

RiverSource® Investment Series, Inc.:

Columbia Large Cap Value Fund - Advisor Class

Royce Fund:

Royce Total Return Fund - K Class

Schwartz Investment Trust:

Ave Maria Rising Dividend Fund

SmallCap World Fund®, Inc.:

SMALLCAP World Fund® - Class R-4

T. Rowe Price Investment Services, Inc.:

T. Rowe Price Institutional Large-Cap Growth Fund

T. Rowe Price Mid-Cap Value Fund, Inc.:

T. Rowe Price Mid-Cap Value Fund - R Class

T. Rowe Price Value Fund, Inc.:

T. Rowe Price Value Fund - Advisor Class

TCW Funds Inc:

TCW Total Return Bond Fund - Class N

Templeton Funds, Inc.:

Templeton Foreign Fund - Class A

Templeton Income Trust:

Templeton Global Bond Fund - Advisor Class

Templeton Global Bond Fund - Class A

Third Avenue Trust:

Third Avenue Real Estate Value Fund - Institutional Class

Thornburg Investment Trust:

Thornburg International Value Fund - Class R4

Touchstone Strategic Trust:

Touchstone Value Fund - Institutional Class

USAA Investment Trust:

USAA Precious Metals and Minerals Fund - Adviser Shares

Vanguard Bond Index Funds:

Vanguard® Total Bond Market Index Fund - Investor Shares

Vanguard® Variable Insurance Fund:

Diversified Value Portfolio

Equity Income Portfolio

Small Company Growth Portfolio

Victory Portfolios:

Victory Integrity Small-Cap Value Fund - Class Y

Victory Sycamore Established Value Fund - Class A

Victory Sycamore Small Company Opportunity Fund - Class R

Voya Balanced Portfolio, Inc.:

Voya Balanced Portfolio - Class I

Voya Equity Trust:

Voya Large Cap Value Fund - Class A

Voya Real Estate Fund - Class A

Voya Funds Trust:

Voya Floating Rate Fund - Class A

Voya GNMA Income Fund - Class A

Voya Intermediate Bond Fund - Class A

Voya Intermediate Bond Portfolio:

Voya Intermediate Bond Portfolio - Class I

Voya Intermediate Bond Portfolio - Class S

Voya Investors Trust:

Voya Global Perspectives® Portfolio - Class I

Voya High Yield Portfolio - Adviser Class

Voya High Yield Portfolio - Institutional Class

Voya High Yield Portfolio - Service Class

Voya Large Cap Growth Portfolio - Adviser Class

Voya Large Cap Growth Portfolio - Institutional Class

Voya Large Cap Growth Portfolio - Service Class

Voya Large Cap Value Portfolio - Adviser Class

Voya Large Cap Value Portfolio - Institutional Class

Voya Large Cap Value Portfolio - Service Class

Voya Limited Maturity Bond Portfolio - Adviser Class

Voya U.S. Stock Index Portfolio - Institutional Class

VY® BlackRock Inflation Protected Bond Portfolio - Adviser Class

VY® Clarion Global Real Estate Portfolio - Institutional Class

VY® Clarion Real Estate Portfolio - Adviser Class

VY® Clarion Real Estate Portfolio - Institutional Class

VY® Clarion Real Estate Portfolio - Service Class

VY® Invesco Growth and Income Portfolio - Institutional Class

VY® Invesco Growth and Income Portfolio - Service Class

VY® JPMorgan Emerging Markets Equity Portfolio - Adviser Class

VY® JPMorgan Emerging Markets Equity Portfolio - Institutional Class

VY® JPMorgan Emerging Markets Equity Portfolio - Service Class

VY® JPMorgan Small Cap Core Equity Portfolio - Adviser Class

VY® JPMorgan Small Cap Core Equity Portfolio - Institutional Class

VY® JPMorgan Small Cap Core Equity Portfolio - Service Class

VY® T. Rowe Price Capital Appreciation Portfolio - Adviser Class

VY® T. Rowe Price Capital Appreciation Portfolio - Institutional Class

Voya Investors Trust (continued):

VY® T. Rowe Price Capital Appreciation Portfolio - Service Class

VY® T. Rowe Price Equity Income Portfolio - Adviser Class

VY® T. Rowe Price Equity Income Portfolio - Service Class

VY® T. Rowe Price International Stock Portfolio - Adviser Class

VY® T. Rowe Price International Stock Portfolio - Service Class

VY® Templeton Global Growth Portfolio - Institutional Class

VY® Templeton Global Growth Portfolio - Service Class

Voya Money Market Portfolio:

Voya Government Money Market Portfolio - Class I

Voya Mutual Funds:

Voya Global Real Estate Fund - Class A

Voya Multi-Manager International Small Cap Fund - Class A

Voya Multi-Manager International Small Cap Fund - Class I

Voya Partners, Inc.:

Voya Global Bond Portfolio - Adviser Class

Voya Global Bond Portfolio - Initial Class

Voya Global Bond Portfolio - Service Class

Voya Index Solution 2025 Portfolio - Initial Class

Voya Index Solution 2025 Portfolio - Service Class

Voya Index Solution 2025 Portfolio - Service 2 Class

Voya Index Solution 2035 Portfolio - Initial Class

Voya Index Solution 2035 Portfolio - Service Class

Voya Index Solution 2035 Portfolio - Service 2 Class

Voya Index Solution 2045 Portfolio - Initial Class

Voya Index Solution 2045 Portfolio - Service Class

Voya Index Solution 2045 Portfolio - Service 2 Class

Voya Index Solution 2055 Portfolio - Initial Class

Voya Index Solution 2055 Portfolio - Service Class

Voya Index Solution 2055 Portfolio - Service 2 Class

Voya Index Solution Income Portfolio - Initial Class

Voya Index Solution Income Portfolio - Service Class

Voya Index Solution Income Portfolio - Service 2 Class

Voya Solution 2025 Portfolio - Adviser Class

Voya Solution 2025 Portfolio - Initial Class

Voya Solution 2025 Portfolio - Service Class

Voya Solution 2025 Portfolio - Service 2 Class

Voya Solution 2035 Portfolio - Adviser Class

Voya Solution 2035 Portfolio - Initial Class

Voya Solution 2035 Portfolio - Service Class

Voya Solution 2035 Portfolio - Service 2 Class

Voya Solution 2045 Portfolio - Adviser Class

Voya Solution 2045 Portfolio - Initial Class

Voya Solution 2045 Portfolio - Service Class

Voya Solution 2045 Portfolio - Service 2 Class

Voya Solution 2055 Portfolio - Initial Class

Voya Solution 2055 Portfolio - Service Class

Voya Partners, Inc. (continued):

Voya Solution 2055 Portfolio - Service 2 Class

Voya Solution Balanced Portfolio - Service Class

Voya Solution Income Portfolio - Adviser Class

Voya Solution Income Portfolio - Initial Class

Voya Solution Income Portfolio - Service Class

Voya Solution Income Portfolio - Service 2 Class

Voya Solution Moderately Conservative Portfolio - Service Class

VY® American Century Small-Mid Cap Value Portfolio - Adviser Class

VY® American Century Small-Mid Cap Value Portfolio - Initial Class

VY® American Century Small-Mid Cap Value Portfolio - Service Class

VY® Baron Growth Portfolio - Adviser Class

VY® Baron Growth Portfolio - Service Class

VY® Columbia Contrarian Core Portfolio - Service Class

VY® Columbia Small Cap Value II Portfolio - Adviser Class

VY® Columbia Small Cap Value II Portfolio - Service Class

VY® Invesco Comstock Portfolio - Adviser Class

VY® Invesco Comstock Portfolio - Service Class

VY® Invesco Equity and Income Portfolio - Adviser Class

VY® Invesco Equity and Income Portfolio - Initial Class

VY® Invesco Equity and Income Portfolio - Service Class

VY® JPMorgan Mid Cap Value Portfolio - Adviser Class

VY® JPMorgan Mid Cap Value Portfolio - Initial Class

VY® JPMorgan Mid Cap Value Portfolio - Service Class

VY® Oppenheimer Global Portfolio - Adviser Class

VY® Oppenheimer Global Portfolio - Initial Class

VY® Oppenheimer Global Portfolio - Service Class

VY® Pioneer High Yield Portfolio - Initial Class

VY® Pioneer High Yield Portfolio - Service Class

VY® T. Rowe Price Diversified Mid Cap Growth Portfolio - Adviser Class

VY® T. Rowe Price Diversified Mid Cap Growth Portfolio - Initial Class

VY® T. Rowe Price Diversified Mid Cap Growth Portfolio - Service Class

VY® T. Rowe Price Growth Equity Portfolio - Adviser Class

VY® T. Rowe Price Growth Equity Portfolio - Initial Class

VY® T. Rowe Price Growth Equity Portfolio - Service Class

VY® Templeton Foreign Equity Portfolio - Adviser Class

VY® Templeton Foreign Equity Portfolio - Initial Class

VY® Templeton Foreign Equity Portfolio - Service Class

Voya Series Fund, Inc.:

Voya Corporate Leaders 100 Fund - Class I

Voya Strategic Allocation Portfolios, Inc.:

Voya Strategic Allocation Conservative Portfolio - Class I

Voya Strategic Allocation Growth Portfolio - Class I

Voya Strategic Allocation Portfolios, Inc. (continued):
  Voya Strategic Allocation Moderate Portfolio - Class I

Voya Variable Funds:
  Voya Growth and Income Portfolio - Class A
  Voya Growth and Income Portfolio - Class I
  Voya Growth and Income Portfolio - Class S

Voya Variable Portfolios, Inc.:
  Voya Global Equity Portfolio - Class I
  Voya Global Equity Portfolio - Class S
  Voya Index Plus LargeCap Portfolio - Class I
  Voya Index Plus LargeCap Portfolio - Class S
  Voya Index Plus MidCap Portfolio - Class I
  Voya Index Plus MidCap Portfolio - Class S
  Voya Index Plus SmallCap Portfolio - Class I
  Voya Index Plus SmallCap Portfolio - Class S
  Voya International Index Portfolio - Class I
  Voya International Index Portfolio - Class S
  Voya Russell™ Large Cap Growth Index Portfolio - Class I
  Voya Russell™ Large Cap Growth Index Portfolio - Class S
  Voya Russell™ Large Cap Index Portfolio - Class I
  Voya Russell™ Large Cap Index Portfolio - Class S
  Voya Russell™ Large Cap Value Index Portfolio - Class I
  Voya Russell™ Large Cap Value Index Portfolio - Class S

Voya Variable Portfolios, Inc. (continued):
  Voya Russell™ Mid Cap Growth Index Portfolio - Class S
  Voya Russell™ Mid Cap Index Portfolio - Class I
  Voya Russell™ Small Cap Index Portfolio - Class I
  Voya Small Company Portfolio - Class I
  Voya Small Company Portfolio - Class S
  Voya U.S. Bond Index Portfolio - Class I

Voya Variable Products Trust:
  Voya MidCap Opportunities Portfolio - Class I
  Voya MidCap Opportunities Portfolio - Class S
  Voya SmallCap Opportunities Portfolio - Class I
  Voya SmallCap Opportunities Portfolio - Class S

Wanger Advisors Trust:
  Wanger International
  Wanger Select
  Wanger USA

Washington Mutual Investors Fund[SM]:
  Washington Mutual Investors Fund[SM] - Class R-3
  Washington Mutual Investors Fund[SM] - Class R-4

Wells Fargo Funds Trust:
  Wells Fargo Small Cap Value Fund - Class A
  Wells Fargo Small Company Growth Fund - Administrator Class
  Wells Fargo Special Small Cap Value Fund - Class A

The names of certain Trusts and Divisions were changed during 2018. The following is a summary of current and former names for those Divisions:

Current Name	Former Name
Columbia Funds Series Trust:	**Columbia Funds Series Trust:**
Columbia Select Mid Cap Value Fund - Class A	Columbia Mid Cap Value Fund - Class A
Deutsche DWS Investment Trust:	**Deutsche DWS Investment Trust:**
DWS Small Cap Growth Fund - Class S	Deutsche Small Cap Growth Fund - Class S
Deutsche DWS Investments VIT Funds:	**DWS Institutional Funds:**
Deutsche Equity 500 Index Fund - Class S	Deutsche Equity 500 Index Fund - Class S
Neuberger Berman Equity Funds®:	**Neuberger Berman Equity Funds®:**
Neuberger Berman Sustainable Equity Fund - Institutional Class	Neuberger Berman Socially Responsive Fund - Institutional Class
Neuberger Berman Sustainable Equity Fund - Trust Class	Neuberger Berman Socially Responsive Fund - Trust Class
Pax World Funds Series Trust I:	**Pax World Funds Series Trust I:**
Pax Balanced Fund - Investor Class	Pax Balanced Fund - Individual Investor Class
Prudential Sector Funds, Inc.:	**Prudential Sector Funds, Inc.:**
PGIM Jennison Utility Fund - Class Z	Prudential Jennison Utility Fund - Class Z
RiverSource® Investment Series, Inc.:	**RiverSource® Investment Series, Inc.:**
Columbia Large Cap Value Fund - Advisor Class	Columbia Diversified Equity Income Fund - Class K
Columbia Large Cap Value Fund - Class K	Columbia Diversified Equity Income Fund - Class R4

During 2018, the following Divisions were closed to contract owners:

Fidelity® Variable Insurance Products III:
    Fidelity® VIP Mid Cap Portfolio - Initial Class

Loomis Sayles Funds II:
    Loomis Sayles Value Fund - Class Y

RiverSource® Investment Series, Inc.:
    Columbia Large Cap Value Fund - Class K

Vanguard Index Funds:
    Vanguard® Total International Stock Index Fund - Investor Shares

Voya Equity Trust:
    Voya Large-Cap Growth Fund - Class A

Voya Investors Trust:
    Voya Multi-Manager Large Cap Core Portfolio - Institutional Class

    Voya Multi-Manager Large Cap Core Portfolio - Service Class

    VY® Clarion Global Real Estate Portfolio - Adviser Class

    VY® Morgan Stanley Global Franchise Portfolio - Adviser Class

2. Significant Accounting Policies

The following is a summary of the significant accounting policies of the Account:

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from reported results using those estimates.

Investments

Investments are made in shares of a Division and are recorded at fair value, determined by the net asset value per share of the respective Division. Investment transactions in each Division are recorded on the trade date. Distributions of net investment income and capital gains from each Division are recognized on the ex-distribution date. Realized gains and losses on redemptions of the shares of the Division are determined on a first-in, first-out basis. The difference between cost and current fair value of investments owned on the day of measurement is recorded as unrealized appreciation or depreciation of investments.

Federal Income Taxes

Operations of the Account form a part of, and are taxed with, the total operations of VRIAC, which is taxed as a life insurance company under the Internal Revenue Code ("IRC"). Under the current provisions of the IRC, the Company does not expect to incur federal income taxes on the earnings of the Account to the extent the earnings are credited to contract owners. Accordingly, earnings and realized capital gains of the Account attributable to the contract owners are excluded in the determination of the federal income tax liability of VRIAC, and no charge is being made to the Account for federal income taxes for these amounts. The Company will review this tax accounting in the event of changes in the tax law. Such changes in the law may result in a charge for federal income taxes. Uncertain tax positions are assessed at the parent level on a consolidated basis, including taxes of the operations of the Separate Account.

Contract Owner Reserves

The annuity reserves of the Account are represented by net assets on the Statements of Assets and Liabilities and are equal to the aggregate account values of the contract owners invested in the Account Divisions. Net assets allocated to contracts in the payout period are computed according to the industry standard mortality tables. The assumed investment return is elected by the annuitant and may vary from 3.5% to 5.0%. The mortality risk is fully borne by the Company. To the extent that benefits to be paid to the contract owners exceed their account values, VRIAC will contribute additional funds to the benefit proceeds. Conversely, if amounts allocated exceed amounts required, transfers may be made to VRIAC. Prior to the annuitization date, the Contracts are redeemable for the net cash surrender value of the Contracts.

Changes from Principal Transactions

Included in Changes from principal transactions on the Statements of Changes in Net Assets are items which relate to contract owner activity, including deposits, surrenders and withdrawals, death benefits, and contract charges. Also included are transfers between the fixed account and the Divisions, transfers between Divisions, and transfers to (from) VRIAC related to gains and losses resulting from actual mortality experience (the full responsibility for which is assumed by VRIAC).

Subsequent Events

The Account has evaluated subsequent events for recognition and disclosure through the date the financial statements were issued.

3. Financial Instruments

The Account invests assets in shares of open-end mutual funds, which process orders to purchase and redeem shares on a daily basis at the fund's next computed net asset values ("NAV"). The fair value of the Account's assets is based on the NAVs of mutual funds, which are obtained from the transfer agents or fund companies and reflect the fair values of the mutual fund investments. The NAV is calculated daily upon close of the New York Stock Exchange and is based on the fair values of the underlying securities.

The Account's assets are recorded at fair value on the Statements of Assets and Liabilities and are categorized as Level 1 as of December 31, 2018 based on the priority of the inputs to the valuation technique below. There were no transfers among the levels for the year ended December 31, 2018. The Account had no liabilities as of December 31, 2018.

The Account categorizes its financial instruments into a three-level hierarchy based on the priority of the inputs to the valuation technique. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). If the inputs used to measure fair value fall within different levels of the hierarchy, the category level is based on the lowest priority level input that is significant to the fair value measurement of the instrument.

- Level 1 - Unadjusted quoted prices for identical assets or liabilities in an active market. The Account defines an active market as a market in which transactions take place with sufficient frequency and volume to provide pricing information on an ongoing basis.
- Level 2 - Quoted prices in markets that are not active or inputs that are observable either directly or indirectly for substantially the full term of the asset or liability. Level 2 inputs include the following:
  a) Quoted prices for similar assets or liabilities in active markets;
  b) Quoted prices for identical or similar assets or liabilities in non-active markets;
  c) Inputs other than quoted market prices that are observable; and
  d) Inputs that are derived principally from or corroborated by observable market data through correlation or other means.
- Level 3 - Prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. These valuations, whether derived internally or obtained from a third party, use critical assumptions that are not widely available to estimate market participant expectations in valuing the asset or liability.

4. Charges and Fees

Under the terms of the Contracts, certain charges and fees are incurred by the Contracts to cover VRIAC's expenses in connection with the issuance and administration of the Contracts. Following is a summary of these charges and fees:

Mortality and Expense Risk Charges

VRIAC assumes mortality and expense risks related to the operations of the Account and, in accordance with the terms of the Contracts, deducts a daily charge from the assets of the Account. Daily charges are deducted at annual rates of up to 1.75% of the average daily net asset value of each Division of the Account to cover these risks, as specified in the Contracts. These charges are assessed through a reduction in unit values.

Asset Based Administrative Charges

A charge to cover administrative expenses of the Account is deducted at annual rates of up to 0.25% of the assets attributable to the Contracts. These charges are assessed through a reduction in unit values.

Contract Maintenance Charges

An annual Contract maintenance fee of up to $75 may be deducted from the accumulation value of Contracts to cover ongoing administrative expenses, as specified in the Contract. These charges are assessed through the redemption of units.

Contingent Deferred Sales Charges

For certain Contracts, a contingent deferred sales charge ("Surrender Charge") is imposed as a percentage that ranges up to 7.00% of each premium payment if the Contract is surrendered or an excess partial withdrawal is taken, as specified in the Contract. These charges are assessed through the redemption of units.

Other Contract Charges

Certain Contracts contain optional riders that are available for an additional charge, such as minimum guaranteed withdraw benefits. The amounts charged for these optional benefits vary based on a number of factors and are defined in the Contracts. These charges are assessed through the redemption of units.

Under the Fixed/Variable Premium Immediate Annuity contract, an additional annual charge of 1.00% of the average daily net asset value is deducted daily from the accumulation values for contract owners who select the Guaranteed Minimum Income feature. For certain Contracts, an annual charge up to 1.00% of the average daily net asset value is deducted daily from the accumulation values for contract owners who select the Transfer Asset Benefit option, as specified in the Contract. These charges are assessed through a reduction in unit values.

Fees Waived by VRIAC

Certain charges and fees for various types of Contracts may be waived by VRIAC. VRIAC reserves the right to discontinue these waivers at its discretion or to conform with changes in the law.

5. **Related Party Transactions**

On or about May 1, 2017, VIL was appointed investment adviser for these certain additional U.S registered investment companies previously managed by Directed Services LLC ("DSL"), which in turn caused DSL and Voya Retirement Insurance and Annuity Company ("VRIAC") to terminate a separate intercompany agreement dated as of December 22, 2010 between DSL and VRIAC by which DSL had paid a portion of the revenue DSL earned as investment adviser.

Management fees were also paid to VIL, an affiliate of the Company, in its capacity as investment adviser to the Voya Balanced Portfolio, Inc., Voya Equity Trust, Voya Funds Trust, Voya Intermediate Bond Portfolio, Voya Investors Trust, Voya Money Market Portfolio, Voya Mutual Funds, Voya Partners, Inc., Voya Series Fund, Inc., Voya Strategic Allocation Portfolios, Inc., Voya Variable Funds, Voya Variable Portfolios, Inc., and Voya Variable Products Trust. The Trusts' advisory agreements provide for fees at annual rates ranging from 0.20% to 1.25% of the average net assets of each respective Fund.

6. Purchases and Sales of Investment Securities

The aggregate cost of purchases and proceeds from sales of investments for the year ended December 31, 2018 follow:

	Purchases	Sales
	(Dollars in thousands)	
AB Growth and Income Fund, Inc.:		
AB Relative Value Fund - Class A	$ 83	$ 71
AB Variable Products Series Fund, Inc.:		
AB VPS Growth and Income Portfolio - Class A	99	41
Aberdeen Funds:		
Aberdeen International Equity Fund - Institutional Class	3,560	1,038
AIM Counselor Series Trust:		
Invesco Floating Rate Fund - Class R5	298	161
AIM Growth Series:		
Invesco Mid Cap Core Equity Fund - Class A	751	829
Invesco Small Cap Growth Fund - Class A	21	14
AIM International Mutual Funds:		
Invesco International Growth Fund - Class R5	182	193
AIM Investment Funds:		
Invesco Endeavor Fund - Class A	10	7
Invesco Global Health Care Fund - Investor Class	52	18
AIM Investment Securities Funds:		
Invesco High Yield Fund - Class R5	203	31
AIM Sector Funds:		
Invesco American Value Fund - Class R5	273	79
Invesco Energy Fund - Class R5	113	174
Invesco Small Cap Value Fund - Class A	22	83
AIM Variable Insurance Funds:		
Invesco V.I. American Franchise Fund - Series I Shares	4,841	4,009
Invesco V.I. Core Equity Fund - Series I Shares	2,835	4,008
Alger Funds:		
Alger Capital Appreciation Fund - Class A	42	15
Alger Funds II:		
Alger Responsible Investing Fund - Class A	2,794	1,558
Allianz Funds:		
AllianzGI NFJ Dividend Value Fund - Class A	73	11
AllianzGI NFJ Large-Cap Value Fund - Institutional Class	—	—
AllianzGI NFJ Small-Cap Value Fund - Class A	96	112
Amana Mutual Funds Trust:		
Amana Growth Fund - Investor Class	6,102	5,720
Amana Income Fund - Investor Class	6,720	8,367
American Balanced Fund®, Inc.:		
American Balanced Fund® - Class R-3	470	391
American Beacon Funds:		
American Beacon Small Cap Value Fund - Investor Class	497	394
American Century Government Income Trust:		
American Century Investments® Inflation-Adjusted Bond Fund - Investor Class	3,302	4,463
American Century Quantitative Equity Funds, Inc.:		
American Century Investments® Income & Growth Fund - A Class	1,746	1,080

	Purchases	Sales
	(Dollars in thousands)	
American Funds Fundamental Investors^{SM}:		
Fundamental Investors^{SM} - Class R-3	$ 359	$ 352
Fundamental Investors^{SM} - Class R-4	15,995	13,430
American Mutual Fund®:		
American Mutual Fund® - Class R-4	2,700	710
AMG Funds IV:		
AMG Managers Fairpointe Mid Cap Fund - Class N	2,711	7,373
Ariel Investment Trust:		
Ariel Appreciation Fund - Investor Class	83	101
Ariel Fund - Investor Class	2,860	2,361
Artisan Funds, Inc.:		
Artisan International Fund - Investor Shares	1,966	2,900
BlackRock Equity Dividend Fund:		
BlackRock Equity Dividend Fund - Investor A Shares	234	224
BlackRock Funds^{SM}:		
BlackRock Health Sciences Opportunities Portfolio - Institutional Shares	3,538	415
BlackRock Health Sciences Opportunities Portfolio - Investor A Shares	8,362	3,522
BlackRock Mid Cap Dividend Series, Inc.:		
BlackRock Mid Cap Dividend Fund - Institutional Shares	53	43
BlackRock Mid Cap Dividend Fund - Investor A Shares	2,088	2,493
Bond Fund of America^{SM}:		
Bond Fund of America^{SM} - Class R-4	2,700	2,280
Calvert Variable Series, Inc.:		
Calvert VP SRI Balanced Portfolio	7,375	5,277
Capital Income Builder®:		
Capital Income Builder® - Class R-4	1,767	1,036
Capital World Growth & Income Fund^{SM}:		
Capital World Growth & Income Fund^{SM} - Class R-3	107	116
Cohen & Steers Real Estate Securities Fund, Inc.:		
Cohen & Steers Real Estate Securities Fund, Inc. - Class A	59	3
Cohen & Steers Realty Shares, Inc.:		
Cohen & Steers Realty Shares, Inc.	1,653	2,473
Columbia^{SM} Acorn® Trust:		
Columbia^{SM} Acorn® Fund - Class A	11	4
Columbia^{SM} Acorn® Fund - Class Z	2	—
Columbia Funds Series Trust:		
Columbia Select Mid Cap Value Fund - Class A	2,655	1,030
Columbia Select Mid Cap Value Fund - Institutional Class	1	—
CRM Mutual Fund Trust:		
CRM Mid Cap Value Fund - Investor Shares	42	50
Davis Series Inc.:		
Davis Financial Fund - Class Y	104	95
Delaware Group® Equity Funds IV:		
Delaware Smid Cap Growth Fund - Institutional Class	4,400	821
Delaware Group Equity Funds V:		
Delaware Small Cap Value Fund - Class A	882	1,460
Deutsche DWS Investment Trust:		
DWS Small Cap Growth Fund - Class S	10	18

	Purchases	Sales
	(Dollars in thousands)	
Deutsche DWS Investments VIT Funds:		
Deutsche Equity 500 Index Fund - Class S	$ 266	$ 209
DFA Investment Dimensions Group Inc.:		
DFA Inflation-Protected Securities Portfolio - Institutional Class	484	76
Emerging Markets Core Equity Portfolio - Institutional Class	921	277
U.S. Targeted Value Portfolio - Institutional Class	4,231	1,425
Dodge & Cox Funds:		
Dodge & Cox International Stock Fund	28	26
Dodge & Cox Stock Fund	43	18
Eaton Vance Special Investment Trust:		
Eaton Vance Large-Cap Value Fund - Class R	—	—
EuroPacific Growth Fund®:		
EuroPacific Growth Fund® - Class R-3	675	1,159
EuroPacific Growth Fund® - Class R-4	26,929	32,195
Federated International Leaders Fund:		
Federated International Leaders Fund - Institutional Shares	4	2
Fidelity® Contrafund®:		
Fidelity Advisor® New Insights Fund - Class I	919	363
Fidelity® Variable Insurance Products:		
Fidelity® VIP Equity-Income Portfolio - Initial Class	19,020	36,782
Fidelity® VIP Growth Portfolio - Initial Class	58,690	35,766
Fidelity® VIP High Income Portfolio - Initial Class	1,066	1,326
Fidelity® VIP Overseas Portfolio - Initial Class	2,932	5,988
Fidelity® Variable Insurance Products II:		
Fidelity® VIP Contrafund® Portfolio - Initial Class	126,438	174,095
Fidelity® VIP Index 500 Portfolio - Initial Class	19,096	12,262
Fidelity® Variable Insurance Products III:		
Fidelity® VIP Mid Cap Portfolio - Initial Class	—	4
Fidelity® Variable Insurance Products V:		
Fidelity® VIP Asset Manager Portfolio - Initial Class	1,312	1,616
Franklin Mutual Series Fund Inc.:		
Franklin Mutual Global Discovery Fund - Class R	320	535
Franklin Strategic Series:		
Franklin Biotechnology Discovery Fund - Advisor Class	98	90
Franklin Natural Resources Fund - Advisor Class	6	19
Franklin Small-Mid Cap Growth Fund - Class A	114	119
Franklin Templeton Variable Insurance Products Trust:		
Franklin Small Cap Value VIP Fund - Class 2	20,000	18,328
Goldman Sachs Trust:		
Goldman Sachs Growth Opportunities Fund - Class IR	63	97
Growth Fund of America®:		
Growth Fund of America® - Class R-3	1,864	2,588
Growth Fund of America® - Class R-4	49,655	39,536
Hartford Mutual Funds, Inc.:		
The Hartford Capital Appreciation Fund - Class R4	—	—
The Hartford Dividend And Growth Fund - Class R4	1	—
The Hartford International Opportunities Fund - Class R4	935	399

	Purchases	Sales
	(Dollars in thousands)	
Income Fund of America®:		
Income Fund of America® - Class R-3	$ 317	$ 585
Ivy Funds:		
Ivy Science and Technology Fund - Class Y	7,629	2,934
Janus Aspen Series:		
Janus Henderson Balanced Portfolio - Institutional Shares	9	6
Janus Henderson Enterprise Portfolio - Institutional Shares	24	48
Janus Henderson Flexible Bond Portfolio - Institutional Shares	1	3
Janus Henderson Global Research Portfolio - Institutional Shares	2	3
Janus Henderson Research Portfolio - Institutional Shares	6	2
JPMorgan Trust II:		
JPMorgan Equity Income Fund - Select Class	711	335
JPMorgan Government Bond Fund - Select Class	1,340	681
Lazard Funds, Inc.:		
Lazard International Equity Portfolio - Open Shares	408	396
Legg Mason Partners Equity Trust:		
ClearBridge Aggressive Growth Fund - Class I	216	303
LKCM Funds:		
LKCM Aquinas Catholic Equity Fund	44	561
Loomis Sayles Funds I:		
Loomis Sayles Small Cap Value Fund - Retail Class	1,824	3,007
Loomis Sayles Funds II:		
Loomis Sayles Limited Term Government and Agency Fund - Class Y	104	114
Loomis Sayles Value Fund - Class Y	37	38
Lord Abbett Developing Growth Fund, Inc.:		
Lord Abbett Developing Growth Fund - Class A	38	24
Lord Abbett Investment Trust:		
Lord Abbett Core Fixed Income Fund - Class A	2	8
Lord Abbett Short Duration Income Fund - Class R4	4,552	2,449
Lord Abbett Mid Cap Stock Fund, Inc.:		
Lord Abbett Mid Cap Stock Fund - Class A	104	68
Lord Abbett Research Fund, Inc.:		
Lord Abbett Small Cap Value Fund - Class A	186	98
Lord Abbett Securities Trust:		
Lord Abbett Fundamental Equity Fund - Class A	43	1
Lord Abbett Series Fund, Inc.:		
Lord Abbett Series Fund - Mid Cap Stock Portfolio - Class VC	3,619	11,797
MainStay Funds:		
MainStay Large Cap Growth Fund - Class R3	1	—
Massachusetts Investors Growth Stock Fund:		
Massachusetts Investors Growth Stock Fund - Class A	12	1
Metropolitan West Funds:		
Metropolitan West Total Return Bond Fund - Class I	6,129	1,968
Metropolitan West Total Return Bond Fund - Class M	3,658	3,201
MFS® Series Trust l:		
MFS® New Discovery Fund - Class R3	112	62
MFS® Series Trust X:		
MFS® International Value Fund - Class R3	315	200

	Purchases	Sales
	(Dollars in thousands)	
Neuberger Berman Equity Funds®:		
Neuberger Berman Genesis Fund - Trust Class	$ 158	$ 27
Neuberger Berman Sustainable Equity Fund - Institutional Class	893	240
Neuberger Berman Sustainable Equity Fund - Trust Class	1,846	1,674
New Perspective Fund®:		
New Perspective Fund® - Class R-3	495	565
New Perspective Fund® - Class R-4	29,438	17,267
New World Fund®, Inc.:		
New World Fund® - Class R-4	440	209
Nuveen Investment Funds, Inc.:		
Nuveen Global Infrastructure Fund - Class I	342	437
Oppenheimer Funds:		
Oppenheimer Capital Appreciation Fund - Class A	6	5
Oppenheimer Developing Markets Fund - Class A	6,062	26,476
Oppenheimer Developing Markets Fund - Class Y	4,586	6,955
Oppenheimer Gold & Special Minerals Fund - Class A	10	11
Oppenheimer Integrity Funds:		
Oppenheimer International Bond Fund - Class A	38	47
Oppenheimer International Growth Fund - Class Y	184	49
Oppenheimer International Small-Mid Company Fund - Class Y	285	230
Oppenheimer Main Street Fund®:		
Oppenheimer Main Street Fund® - Class A	498	155
Oppenheimer Main Street Fund®/VA	7	9
Oppenheimer Main Street Small Cap Fund®/VA	6,214	4,240
Oppenheimer Variable Account Funds:		
Oppenheimer Discovery Mid Cap Growth Fund/VA	2	1
Oppenheimer Global Fund/VA	22	18
Oppenheimer Global Strategic Income Fund/VA	5	2
Parnassus Income Funds:		
Parnassus Core Equity Fund[SM] - Investor Shares	6,164	2,321
Pax World Funds Series Trust I:		
Pax Balanced Fund - Investor Class	2,228	4,013
PIMCO Funds:		
PIMCO CommodityRealReturn Strategy Fund® - Administrative Class	642	374
PIMCO Variable Insurance Trust:		
PIMCO Real Return Portfolio - Administrative Class	4,433	12,457
Pioneer Equity Income Fund:		
Pioneer Equity Income Fund - Class Y	1,419	2,695
Pioneer High Yield Fund:		
Pioneer High Yield Fund - Class A	136	151
Pioneer Strategic Income Fund:		
Pioneer Strategic Income Fund - Class A	200	94
Pioneer Variable Contracts Trust:		
Pioneer Equity Income VCT Portfolio - Class I	—	—
Pioneer High Yield VCT Portfolio - Class I	1,639	5,660
Prudential Sector Funds, Inc.:		
PGIM Jennison Utility Fund - Class Z	43	11

	Purchases	Sales
	(Dollars in thousands)	
RiverSource® Investment Series, Inc.:		
Columbia Large Cap Value Fund - Advisor Class	$ 13,592	$ 3,060
Columbia Large Cap Value Fund - Class K	239	12,333
Royce Fund:		
Royce Total Return Fund - K Class	9	6
Schwartz Investment Trust:		
Ave Maria Rising Dividend Fund	2,512	1,530
SmallCap World Fund®, Inc.:		
SMALLCAP World Fund® - Class R-4	3,742	2,968
T. Rowe Price Investment Services, Inc.:		
T. Rowe Price Institutional Large-Cap Growth Fund	9,099	2,556
T. Rowe Price Mid-Cap Value Fund, Inc.:		
T. Rowe Price Mid-Cap Value Fund - R Class	124	275
T. Rowe Price Value Fund, Inc.:		
T. Rowe Price Value Fund - Advisor Class	118	55
TCW Funds Inc:		
TCW Total Return Bond Fund - Class N	1,536	1,189
Templeton Funds, Inc.:		
Templeton Foreign Fund - Class A	46	32
Templeton Income Trust:		
Templeton Global Bond Fund - Advisor Class	3,183	5,203
Templeton Global Bond Fund - Class A	13,026	15,621
Third Avenue Trust:		
Third Avenue Real Estate Value Fund - Institutional Class	42	62
Thornburg Investment Trust:		
Thornburg International Value Fund - Class R4	—	—
Touchstone Strategic Trust:		
Touchstone Value Fund - Institutional Class	5,187	1,160
USAA Investment Trust:		
USAA Precious Metals and Minerals Fund - Adviser Shares	5,414	4,036
Vanguard Bond Index Funds:		
Vanguard® Total Bond Market Index Fund - Investor Shares	—	—
Vanguard Index Funds:		
Vanguard® Total International Stock Index Fund - Investor Shares	—	—
Vanguard® Variable Insurance Fund:		
Diversified Value Portfolio	13	1
Equity Income Portfolio	26	19
Small Company Growth Portfolio	11	1
Victory Portfolios:		
Victory Integrity Small-Cap Value Fund - Class Y	290	41
Victory Sycamore Established Value Fund - Class A	1,985	298
Victory Sycamore Small Company Opportunity Fund - Class R	3	47
Voya Balanced Portfolio, Inc.:		
Voya Balanced Portfolio - Class I	24,888	30,757
Voya Equity Trust:		
Voya Large-Cap Growth Fund - Class A	3	243
Voya Large Cap Value Fund - Class A	14	73
Voya Real Estate Fund - Class A	268	103

	Purchases	Sales
	(Dollars in thousands)	
Voya Funds Trust:		
Voya Floating Rate Fund - Class A	$ 1,894	$ 243
Voya GNMA Income Fund - Class A	695	1,091
Voya Intermediate Bond Fund - Class A	145	96
Voya Intermediate Bond Portfolio:		
Voya Intermediate Bond Portfolio - Class I	22,876	55,812
Voya Intermediate Bond Portfolio - Class S	137	554
Voya Investors Trust:		
Voya Global Perspectives® Portfolio - Class I	611	797
Voya High Yield Portfolio - Adviser Class	12	7
Voya High Yield Portfolio - Institutional Class	5,726	6,490
Voya High Yield Portfolio - Service Class	3,111	3,124
Voya Large Cap Growth Portfolio - Adviser Class	22	70
Voya Large Cap Growth Portfolio - Institutional Class	80,364	53,595
Voya Large Cap Growth Portfolio - Service Class	4,789	1,838
Voya Large Cap Value Portfolio - Adviser Class	2	4
Voya Large Cap Value Portfolio - Institutional Class	40,464	46,319
Voya Large Cap Value Portfolio - Service Class	345	505
Voya Limited Maturity Bond Portfolio - Adviser Class	5	1
Voya Multi-Manager Large Cap Core Portfolio - Institutional Class	12,346	14,315
Voya Multi-Manager Large Cap Core Portfolio - Service Class	431	477
Voya U.S. Stock Index Portfolio - Institutional Class	6,570	4,198
VY® BlackRock Inflation Protected Bond Portfolio - Adviser Class	4	15
VY® Clarion Global Real Estate Portfolio - Adviser Class	—	6
VY® Clarion Global Real Estate Portfolio - Institutional Class	6,088	12,883
VY® Clarion Real Estate Portfolio - Adviser Class	5	5
VY® Clarion Real Estate Portfolio - Institutional Class	213	290
VY® Clarion Real Estate Portfolio - Service Class	5,884	12,280
VY® Invesco Growth and Income Portfolio - Institutional Class	7,259	4,545
VY® Invesco Growth and Income Portfolio - Service Class	5,711	4,890
VY® JPMorgan Emerging Markets Equity Portfolio - Adviser Class	12	30
VY® JPMorgan Emerging Markets Equity Portfolio - Institutional Class	1,541	3,627
VY® JPMorgan Emerging Markets Equity Portfolio - Service Class	4,690	7,952
VY® JPMorgan Small Cap Core Equity Portfolio - Adviser Class	16	28
VY® JPMorgan Small Cap Core Equity Portfolio - Institutional Class	11,292	4,004
VY® JPMorgan Small Cap Core Equity Portfolio - Service Class	9,746	4,969
VY® Morgan Stanley Global Franchise Portfolio - Adviser Class	7	41
VY® T. Rowe Price Capital Appreciation Portfolio - Adviser Class	43	187
VY® T. Rowe Price Capital Appreciation Portfolio - Institutional Class	60,548	20,425
VY® T. Rowe Price Capital Appreciation Portfolio - Service Class	111,271	59,701
VY® T. Rowe Price Equity Income Portfolio - Adviser Class	274	337
VY® T. Rowe Price Equity Income Portfolio - Service Class	19,908	9,671
VY® T. Rowe Price International Stock Portfolio - Adviser Class	11	2
VY® T. Rowe Price International Stock Portfolio - Service Class	1,036	1,710
VY® Templeton Global Growth Portfolio - Institutional Class	134	152
VY® Templeton Global Growth Portfolio - Service Class	1,175	1,440
Voya Money Market Portfolio:		
Voya Government Money Market Portfolio - Class I	64,903	46,480

	Purchases	Sales
	(Dollars in thousands)	
Voya Mutual Funds:		
Voya Global Real Estate Fund - Class A	$ 10	$ —
Voya Multi-Manager International Small Cap Fund - Class A	60	87
Voya Multi-Manager International Small Cap Fund - Class I	1,788	1,353
Voya Partners, Inc.:		
Voya Global Bond Portfolio - Adviser Class	36	12
Voya Global Bond Portfolio - Initial Class	8,657	10,630
Voya Global Bond Portfolio - Service Class	80	262
Voya Index Solution 2025 Portfolio - Initial Class	3,461	2,386
Voya Index Solution 2025 Portfolio - Service Class	1,076	660
Voya Index Solution 2025 Portfolio - Service 2 Class	405	1,965
Voya Index Solution 2035 Portfolio - Initial Class	5,127	1,275
Voya Index Solution 2035 Portfolio - Service Class	1,383	378
Voya Index Solution 2035 Portfolio - Service 2 Class	364	1,045
Voya Index Solution 2045 Portfolio - Initial Class	4,301	2,591
Voya Index Solution 2045 Portfolio - Service Class	1,052	73
Voya Index Solution 2045 Portfolio - Service 2 Class	437	1,118
Voya Index Solution 2055 Portfolio - Initial Class	2,739	988
Voya Index Solution 2055 Portfolio - Service Class	891	407
Voya Index Solution 2055 Portfolio - Service 2 Class	407	403
Voya Index Solution Income Portfolio - Initial Class	1,062	1,612
Voya Index Solution Income Portfolio - Service Class	319	290
Voya Index Solution Income Portfolio - Service 2 Class	321	518
Voya Solution 2025 Portfolio - Adviser Class	28	19
Voya Solution 2025 Portfolio - Initial Class	2,190	1,373
Voya Solution 2025 Portfolio - Service Class	15,114	22,212
Voya Solution 2025 Portfolio - Service 2 Class	2,028	1,950
Voya Solution 2035 Portfolio - Adviser Class	29	25
Voya Solution 2035 Portfolio - Initial Class	2,513	570
Voya Solution 2035 Portfolio - Service Class	18,717	20,388
Voya Solution 2035 Portfolio - Service 2 Class	2,064	1,513
Voya Solution 2045 Portfolio - Adviser Class	2	13
Voya Solution 2045 Portfolio - Initial Class	2,367	1,393
Voya Solution 2045 Portfolio - Service Class	15,016	24,589
Voya Solution 2045 Portfolio - Service 2 Class	1,223	805
Voya Solution 2055 Portfolio - Initial Class	1,010	386
Voya Solution 2055 Portfolio - Service Class	6,879	6,090
Voya Solution 2055 Portfolio - Service 2 Class	654	242
Voya Solution Balanced Portfolio - Service Class	1,307	1,983
Voya Solution Income Portfolio - Adviser Class	39	25
Voya Solution Income Portfolio - Initial Class	1,993	2,159
Voya Solution Income Portfolio - Service Class	4,598	13,144
Voya Solution Income Portfolio - Service 2 Class	545	1,269
Voya Solution Moderately Conservative Portfolio - Service Class	1,019	1,701
VY® American Century Small-Mid Cap Value Portfolio - Adviser Class	8	27
VY® American Century Small-Mid Cap Value Portfolio - Initial Class	7,900	4,154
VY® American Century Small-Mid Cap Value Portfolio - Service Class	10,831	9,395
VY® Baron Growth Portfolio - Adviser Class	70	145

	Purchases	Sales
	(Dollars in thousands)	
Voya Partners, Inc. (continued):		
VY® Baron Growth Portfolio - Service Class	$ 20,959	$ 13,169
VY® Columbia Contrarian Core Portfolio - Service Class	2,464	3,278
VY® Columbia Small Cap Value II Portfolio - Adviser Class	16	15
VY® Columbia Small Cap Value II Portfolio - Service Class	1,459	1,076
VY® Invesco Comstock Portfolio - Adviser Class	19	185
VY® Invesco Comstock Portfolio - Service Class	2,207	8,544
VY® Invesco Equity and Income Portfolio - Adviser Class	449	396
VY® Invesco Equity and Income Portfolio - Initial Class	25,902	41,342
VY® Invesco Equity and Income Portfolio - Service Class	210	462
VY® JPMorgan Mid Cap Value Portfolio - Adviser Class	49	86
VY® JPMorgan Mid Cap Value Portfolio - Initial Class	3,112	3,019
VY® JPMorgan Mid Cap Value Portfolio - Service Class	7,753	10,024
VY® Oppenheimer Global Portfolio - Adviser Class	49	203
VY® Oppenheimer Global Portfolio - Initial Class	53,595	62,139
VY® Oppenheimer Global Portfolio - Service Class	246	215
VY® Pioneer High Yield Portfolio - Initial Class	5,305	4,878
VY® Pioneer High Yield Portfolio - Service Class	57	255
VY® T. Rowe Price Diversified Mid Cap Growth Portfolio - Adviser Class	41	33
VY® T. Rowe Price Diversified Mid Cap Growth Portfolio - Initial Class	47,482	44,553
VY® T. Rowe Price Diversified Mid Cap Growth Portfolio - Service Class	338	336
VY® T. Rowe Price Growth Equity Portfolio - Adviser Class	366	888
VY® T. Rowe Price Growth Equity Portfolio - Initial Class	106,548	42,660
VY® T. Rowe Price Growth Equity Portfolio - Service Class	988	937
VY® Templeton Foreign Equity Portfolio - Adviser Class	14	24
VY® Templeton Foreign Equity Portfolio - Initial Class	2,650	10,489
VY® Templeton Foreign Equity Portfolio - Service Class	79	176
Voya Series Fund, Inc.:		
Voya Corporate Leaders 100 Fund - Class I	7,776	1,225
Voya Strategic Allocation Portfolios, Inc.:		
Voya Strategic Allocation Conservative Portfolio - Class I	5,266	5,110
Voya Strategic Allocation Growth Portfolio - Class I	3,210	7,764
Voya Strategic Allocation Moderate Portfolio - Class I	4,719	9,681
Voya Variable Funds:		
Voya Growth and Income Portfolio - Class A	170	142
Voya Growth and Income Portfolio - Class I	133,954	152,652
Voya Growth and Income Portfolio - Class S	50	177
Voya Variable Portfolios, Inc.:		
Voya Global Equity Portfolio - Class I	5,643	9,521
Voya Global Equity Portfolio - Class S	997	1,645
Voya Index Plus LargeCap Portfolio - Class I	51,805	35,434
Voya Index Plus LargeCap Portfolio - Class S	26	15
Voya Index Plus MidCap Portfolio - Class I	45,210	42,195
Voya Index Plus MidCap Portfolio - Class S	9	1
Voya Index Plus SmallCap Portfolio - Class I	23,525	17,706
Voya Index Plus SmallCap Portfolio - Class S	27	16
Voya International Index Portfolio - Class I	7,253	4,394
Voya International Index Portfolio - Class S	1	1

	Purchases	Sales
	(Dollars in thousands)	
Voya Variable Portfolios, Inc. (continued):		
Voya Russell™ Large Cap Growth Index Portfolio - Class I	$ 16,954	$ 9,340
Voya Russell™ Large Cap Growth Index Portfolio - Class S	455	145
Voya Russell™ Large Cap Index Portfolio - Class I	21,296	7,434
Voya Russell™ Large Cap Index Portfolio - Class S	51	47
Voya Russell™ Large Cap Value Index Portfolio - Class I	102	138
Voya Russell™ Large Cap Value Index Portfolio - Class S	3,143	2,292
Voya Russell™ Mid Cap Growth Index Portfolio - Class S	4,311	2,414
Voya Russell™ Mid Cap Index Portfolio - Class I	29,069	14,050
Voya Russell™ Small Cap Index Portfolio - Class I	16,479	6,018
Voya Small Company Portfolio - Class I	27,820	28,890
Voya Small Company Portfolio - Class S	32	1
Voya U.S. Bond Index Portfolio - Class I	4,684	3,568
Voya Variable Products Trust:		
Voya MidCap Opportunities Portfolio - Class I	33,425	19,497
Voya MidCap Opportunities Portfolio - Class S	174	70
Voya SmallCap Opportunities Portfolio - Class I	15,464	7,913
Voya SmallCap Opportunities Portfolio - Class S	55	21
Wanger Advisors Trust:		
Wanger International	8,134	5,477
Wanger Select	9,461	11,940
Wanger USA	28,961	9,943
Washington Mutual Investors Fund[SM]:		
Washington Mutual Investors Fund[SM]- Class R-3	401	616
Washington Mutual Investors Fund[SM] - Class R-4	30,671	12,439
Wells Fargo Funds Trust:		
Wells Fargo Small Cap Value Fund - Class A	32	11
Wells Fargo Small Company Growth Fund - Administrator Class	8,778	1,751
Wells Fargo Special Small Cap Value Fund - Class A	8,960	13,561

7. Changes in Units

The changes in units outstanding were as follows:

| | **Year ended December 31** | | | | | |
| | **2018** | | | **2017** | | |
	Units Issued	Units Redeemed	Net Increase (Decrease)	Units Issued	Units Redeemed	Net Increase (Decrease)
AB Growth and Income Fund, Inc.:						
AB Relative Value Fund - Class A	2,540	2,840	(300)	8,929	9,680	(751)
AB Variable Products Series Fund, Inc.:						
AB VPS Growth and Income Portfolio - Class A	2,023	2,392	(369)	1,373	7,297	(5,924)
Aberdeen Funds:						
Aberdeen International Equity Fund - Institutional Class	323,536	118,855	204,681	401,044	68,503	332,541
AIM Counselor Series Trust:						
Invesco Floating Rate Fund - Class R5	26,145	14,496	11,649	16,360	9,834	6,526
AIM Growth Series:						
Invesco Mid Cap Core Equity Fund - Class A	25,794	41,930	(16,136)	165,589	181,404	(15,815)
Invesco Small Cap Growth Fund - Class A	385	398	(13)	3,612	3,220	392
AIM International Mutual Funds:						
Invesco International Growth Fund - Class R5	11,950	16,161	(4,211)	21,763	19,139	2,624
AIM Investment Funds:						
Invesco Endeavor Fund - Class A	366	273	93	1,013	978	35
Invesco Global Health Care Fund - Investor Class	400	64	336	2,639	4,250	(1,611)
AIM Investment Securities Funds:						
Invesco High Yield Fund - Class R5	18,274	4,268	14,006	31,227	20,055	11,172
AIM Sector Funds:						
Invesco American Value Fund - Class R5	16,141	6,992	9,149	23,231	24,568	(1,337)
Invesco Energy Fund - Class R5	18,250	28,451	(10,201)	32,808	18,650	14,158
Invesco Small Cap Value Fund - Class A	278	2,313	(2,035)	14,193	20,637	(6,444)
AIM Variable Insurance Funds:						
Invesco V.I. American Franchise Fund - Series I Shares	933,783	940,853	(7,070)	14,312,005	14,321,443	(9,438)
Invesco V.I. Core Equity Fund - Series I Shares	232,986	403,895	(170,909)	1,873,818	2,097,450	(223,632)
Alger Funds:						
Alger Capital Appreciation Fund - Class A	1,001	500	501	27,190	45,773	(18,583)
Alger Funds II:						
Alger Responsible Investing Fund - Class A	107,288	79,216	28,072	221,818	186,713	35,105

240

Year ended December 31

	2018			2017		
	Units Issued	Units Redeemed	Net Increase (Decrease)	Units Issued	Units Redeemed	Net Increase (Decrease)
Allianz Funds:						
AllianzGI NFJ Dividend Value Fund - Class A	388	320	68	13,501	13,694	(193)
AllianzGI NFJ Large-Cap Value Fund - Institutional Class	—	—	—	408	408	—
AllianzGI NFJ Small-Cap Value Fund - Class A	2,174	5,013	(2,839)	19,840	26,560	(6,720)
Amana Mutual Funds Trust:						
Amana Growth Fund - Investor Class	340,170	381,873	(41,703)	1,922,544	1,979,033	(56,489)
Amana Income Fund - Investor Class	352,927	564,246	(211,319)	3,026,912	3,280,698	(253,786)
American Balanced Fund®, Inc.:						
American Balanced Fund® - Class R-3	36,918	39,504	(2,586)	210,527	296,617	(86,090)
American Beacon Funds:						
American Beacon Small Cap Value Fund - Investor Class	33,937	28,383	5,554	15,145	9,373	5,772
American Century Government Income Trust:						
American Century Investments® Inflation-Adjusted Bond Fund - Investor Class	441,789	608,168	(166,379)	2,881,063	2,157,923	723,140
American Century Quantitative Equity Funds, Inc.:						
American Century Investments® Income & Growth Fund - A Class	39,906	54,342	(14,436)	49,153	69,084	(19,931)
American Funds Fundamental Investors^SM:						
Fundamental Investors^SM - Class R-3	16,664	20,878	(4,214)	134,583	172,167	(37,584)
Fundamental Investors^SM - Class R-4	825,392	1,108,120	(282,728)	6,384,534	5,982,682	401,852
American Mutual Fund®:						
American Mutual Fund® - Class R-4	114,454	48,063	66,391	650,194	536,719	113,475
AMG Funds IV:						
AMG Managers Fairpointe Mid Cap Fund - Class N	145,169	420,367	(275,198)	1,620,035	2,007,695	(387,660)
Ariel Investment Trust:						
Ariel Appreciation Fund - Investor Class	2,692	4,370	(1,678)	22,933	24,815	(1,882)
Ariel Fund - Investor Class	122,554	139,375	(16,821)	580,691	662,681	(81,990)
Artisan Funds, Inc.:						
Artisan International Fund - Investor Shares	157,440	298,813	(141,373)	1,263,946	1,368,337	(104,391)
BlackRock Equity Dividend Fund:						
BlackRock Equity Dividend Fund - Investor A Shares	24,645	27,453	(2,808)	61,119	88,049	(26,930)
BlackRock Funds^SM:						
BlackRock Health Sciences Opportunities Portfolio - Institutional Shares	259,208	62,971	196,237	328,339	152,999	175,340
BlackRock Health Sciences Opportunities Portfolio - Investor A Shares	755,383	515,560	239,823	2,609,624	2,152,093	457,531

241

| | Year ended December 31 | | | | | |
| | 2018 | | | 2017 | | |
	Units Issued	Units Redeemed	Net Increase (Decrease)	Units Issued	Units Redeemed	Net Increase (Decrease)
BlackRock Mid Cap Dividend Series, Inc.:						
BlackRock Mid Cap Dividend Fund - Institutional Shares	3,374	3,621	(247)	22,320	17,049	5,271
BlackRock Mid Cap Dividend Fund - Investor A Shares	69,089	109,706	(40,617)	403,297	473,918	(70,621)
Bond Fund of America^{SM}:						
Bond Fund of America^{SM} - Class R-4	289,558	267,961	21,597	1,048,188	1,040,421	7,767
Calvert Variable Series, Inc.:						
Calvert VP SRI Balanced Portfolio	416,831	494,473	(77,642)	1,287,247	1,465,938	(178,691)
Capital Income Builder®:						
Capital Income Builder® - Class R-4	183,827	126,156	57,671	541,397	442,640	98,757
Capital World Growth & Income Fund^{SM}:						
Capital World Growth & Income Fund^{SM} - Class R-3	10,249	11,660	(1,411)	44,832	56,580	(11,748)
Cohen & Steers Real Estate Securities Fund, Inc.:						
Cohen & Steers Real Estate Securities Fund, Inc. - Class A	5,524	250	5,274	—	—	—
Cohen & Steers Realty Shares, Inc.:						
Cohen & Steers Realty Shares, Inc.	111,978	188,383	(76,405)	734,315	769,179	(34,864)
Columbia^{SM} Acorn® Trust:						
Columbia^{SM} Acorn® Fund - Class A	90	143	(53)	3,513	3,113	400
Columbia^{SM} Acorn® Fund - Class Z	92	—	92	219	143	76
Columbia Funds Series Trust:						
Columbia Select Mid Cap Value Fund - Class A	50,526	74,206	(23,680)	644,444	685,480	(41,036)
Columbia Select Mid Cap Value Fund - Institutional Class	—	—	—	114	114	—
CRM Mutual Fund Trust:						
CRM Mid Cap Value Fund - Investor Shares	530	1,626	(1,096)	14,504	14,527	(23)
Davis Series Inc.:						
Davis Financial Fund - Class Y	6,910	6,341	569	4,645	5,260	(615)
Delaware Group® Equity Funds IV:						
Delaware Smid Cap Growth Fund - Institutional Class	230,617	73,531	157,086	278,864	40,216	238,648
Delaware Group Equity Funds V:						
Delaware Small Cap Value Fund - Class A	54,456	100,588	(46,132)	419,719	358,056	61,663
Deutsche DWS Investment Trust:						
DWS Small Cap Growth Fund - Class S	559	1,491	(932)	3,575	2,645	930

	Year ended December 31					
	2018			2017		
	Units Issued	Units Redeemed	Net Increase (Decrease)	Units Issued	Units Redeemed	Net Increase (Decrease)
Deutsche DWS Investments VIT Funds:						
Deutsche Equity 500 Index Fund - Class S	4,855	6,669	(1,814)	28,663	34,468	(5,805)
DFA Investment Dimensions Group Inc.:						
DFA Inflation-Protected Securities Portfolio - Institutional Class	47,210	10,042	37,168	33,069	20,987	12,082
Emerging Markets Core Equity Portfolio - Institutional Class	79,667	30,194	49,473	69,694	9,313	60,381
U.S. Targeted Value Portfolio - Institutional Class	292,340	130,569	161,771	378,682	86,903	291,779
Dodge & Cox Funds:						
Dodge & Cox International Stock Fund	1,717	1,598	119	14,131	18,781	(4,650)
Dodge & Cox Stock Fund	1,174	710	464	10,313	17,284	(6,971)
Eaton Vance Special Investment Trust:						
Eaton Vance Large-Cap Value Fund - Class R	—	—	—	75	75	—
EuroPacific Growth Fund®:						
EuroPacific Growth Fund® - Class R-3	46,193	73,788	(27,595)	274,255	355,952	(81,697)
EuroPacific Growth Fund® - Class R-4	1,854,415	2,594,183	(739,768)	13,090,885	12,925,932	164,953
Federated International Leaders Fund:						
Federated International Leaders Fund - Institutional Shares	280	118	162	22	—	22
Fidelity® Contrafund®:						
Fidelity Advisor® New Insights Fund - Class I	58,499	34,995	23,504	119,859	87,042	32,817
Fidelity® Variable Insurance Products:						
Fidelity® VIP Equity-Income Portfolio - Initial Class	2,282,938	3,158,805	(875,867)	9,163,602	9,795,182	(631,580)
Fidelity® VIP Growth Portfolio - Initial Class	2,025,621	2,577,802	(552,181)	24,084,291	24,191,217	(106,926)
Fidelity® VIP High Income Portfolio - Initial Class	63,483	100,320	(36,837)	127,010	314,303	(187,293)
Fidelity® VIP Overseas Portfolio - Initial Class	219,286	378,218	(158,932)	1,260,528	1,250,596	9,932
Fidelity® Variable Insurance Products II:						
Fidelity® VIP Contrafund® Portfolio - Initial Class	5,241,249	8,158,655	(2,917,406)	21,145,938	23,238,840	(2,092,902)
Fidelity® VIP Index 500 Portfolio - Initial Class	509,141	450,626	58,515	640,513	399,423	241,090
Fidelity® Variable Insurance Products III:						
Fidelity® VIP Mid Cap Portfolio - Initial Class	—	169	(169)	169	401	(232)
Fidelity® Variable Insurance Products V:						
Fidelity® VIP Asset Manager Portfolio - Initial Class	25,178	51,771	(26,593)	34,044	204,012	(169,968)
Franklin Mutual Series Fund Inc.:						
Franklin Mutual Global Discovery Fund - Class R	19,255	30,968	(11,713)	98,614	98,591	23

243

Year ended December 31

	2018			2017		
	Units Issued	Units Redeemed	Net Increase (Decrease)	Units Issued	Units Redeemed	Net Increase (Decrease)
Franklin Strategic Series:						
Franklin Biotechnology Discovery Fund - Advisor Class	7,523	6,389	1,134	27,401	23,729	3,672
Franklin Natural Resources Fund - Advisor Class	928	3,047	(2,119)	5,984	6,551	(567)
Franklin Small-Mid Cap Growth Fund - Class A	11,452	12,856	(1,404)	22,077	21,258	819
Franklin Templeton Variable Insurance Products Trust:						
Franklin Small Cap Value VIP Fund - Class 2	738,743	1,148,874	(410,131)	3,236,347	3,631,635	(395,288)
Goldman Sachs Trust:						
Goldman Sachs Growth Opportunities Fund - Class IR	4,181	6,991	(2,810)	7,780	5,021	2,759
Growth Fund of America®:						
Growth Fund of America® - Class R-3	91,390	144,684	(53,294)	561,729	666,825	(105,096)
Growth Fund of America® - Class R-4	1,549,568	2,301,436	(751,868)	13,430,309	13,900,242	(469,933)
Hartford Mutual Funds, Inc.:						
The Hartford Capital Appreciation Fund - Class R4	—	—	—	7	7	—
The Hartford Dividend And Growth Fund - Class R4	32	—	32	315	296	19
The Hartford International Opportunities Fund - Class R4	77,770	39,116	38,654	190,727	99,945	90,782
Income Fund of America®:						
Income Fund of America® - Class R-3	21,310	36,023	(14,713)	89,875	94,775	(4,900)
Ivy Funds:						
Ivy Science and Technology Fund - Class Y	574,692	351,992	222,700	1,125,152	697,442	427,710
Janus Aspen Series:						
Janus Henderson Balanced Portfolio - Institutional Shares	—	77	(77)	565	513	52
Janus Henderson Enterprise Portfolio - Institutional Shares	146	614	(468)	4,356	4,338	18
Janus Henderson Flexible Bond Portfolio - Institutional Shares	—	72	(72)	2,630	2,598	32
Janus Henderson Global Research Portfolio - Institutional Shares	25	66	(41)	2,125	2,110	15
Janus Henderson Research Portfolio - Institutional Shares	61	58	3	1,877	1,814	63
JPMorgan Trust II:						
JPMorgan Equity Income Fund - Select Class	53,643	28,962	24,681	102,306	70,487	31,819
JPMorgan Government Bond Fund - Select Class	132,583	69,047	63,536	68,242	97,758	(29,516)
Lazard Funds, Inc.:						
Lazard International Equity Portfolio - Open Shares	32,328	35,727	(3,399)	88,948	40,774	48,174
Legg Mason Partners Equity Trust:						
ClearBridge Aggressive Growth Fund - Class I	12,149	22,834	(10,685)	64,087	56,179	7,908

244

| | Year ended December 31 | | | | | |
| | 2018 | | | 2017 | | |
	Units Issued	Units Redeemed	Net Increase (Decrease)	Units Issued	Units Redeemed	Net Increase (Decrease)
LKCM Funds:						
LKCM Aquinas Catholic Equity Fund	3,251	46,884	(43,633)	50,363	46,261	4,102
Loomis Sayles Funds I:						
Loomis Sayles Small Cap Value Fund - Retail Class	44,320	157,519	(113,199)	778,885	857,571	(78,686)
Loomis Sayles Funds II:						
Loomis Sayles Limited Term Government and Agency Fund - Class Y	9,991	11,494	(1,503)	17,507	91,790	(74,283)
Loomis Sayles Value Fund - Class Y	602	2,970	(2,368)	3,502	3,336	166
Lord Abbett Developing Growth Fund, Inc.:						
Lord Abbett Developing Growth Fund - Class A	356	732	(376)	8,399	13,343	(4,944)
Lord Abbett Investment Trust:						
Lord Abbett Core Fixed Income Fund - Class A	161	691	(530)	4,511	4,548	(37)
Lord Abbett Short Duration Income Fund - Class R4	479,573	287,629	191,944	794,199	663,413	130,786
Lord Abbett Mid Cap Stock Fund, Inc.:						
Lord Abbett Mid Cap Stock Fund - Class A	16,185	16,337	(152)	37,544	38,311	(767)
Lord Abbett Research Fund, Inc.:						
Lord Abbett Small Cap Value Fund - Class A	1,590	2,878	(1,288)	32,294	42,416	(10,122)
Lord Abbett Securities Trust:						
Lord Abbett Fundamental Equity Fund - Class A	6,812	5,875	937	15,538	17,053	(1,515)
Lord Abbett Series Fund, Inc.:						
Lord Abbett Series Fund - Mid Cap Stock Portfolio - Class VC	620,578	1,011,079	(390,501)	2,624,908	3,345,309	(720,401)
MainStay Funds:						
MainStay Large Cap Growth Fund - Class R3	—	—	—	75	75	—
Massachusetts Investors Growth Stock Fund:						
Massachusetts Investors Growth Stock Fund - Class A	576	423	153	4,378	6,182	(1,804)
Metropolitan West Funds:						
Metropolitan West Total Return Bond Fund - Class I	564,090	209,346	354,744	643,703	104,997	538,706
Metropolitan West Total Return Bond Fund - Class M	527,675	516,521	11,154	2,346,036	2,070,113	275,923
MFS® Series Trust I:						
MFS® New Discovery Fund - Class R3	5,940	5,016	924	10,049	6,843	3,206
MFS® Series Trust X:						
MFS® International Value Fund - Class R3	25,827	18,295	7,532	49,497	30,480	19,017

245

Year ended December 31

	2018			2017		
	Units Issued	Units Redeemed	Net Increase (Decrease)	Units Issued	Units Redeemed	Net Increase (Decrease)
Neuberger Berman Equity Funds®:						
Neuberger Berman Genesis Fund - Trust Class	16,490	12,322	4,168	35,895	53,923	(18,028)
Neuberger Berman Sustainable Equity Fund - Institutional Class	50,656	22,716	27,940	78,854	15,780	63,074
Neuberger Berman Sustainable Equity Fund - Trust Class	59,842	96,469	(36,627)	784,456	807,793	(23,337)
New Perspective Fund®:						
New Perspective Fund® - Class R-3	17,607	23,930	(6,323)	86,269	92,400	(6,131)
New Perspective Fund® - Class R-4	1,356,106	1,262,387	93,719	6,909,511	5,803,888	1,105,623
New World Fund®, Inc.:						
New World Fund® - Class R-4	40,760	23,111	17,649	140,337	90,059	50,278
Nuveen Investment Funds, Inc.:						
Nuveen Global Infrastructure Fund - Class I	24,624	40,227	(15,603)	57,765	61,984	(4,219)
Oppenheimer Funds:						
Oppenheimer Capital Appreciation Fund - Class A	71	235	(164)	3,827	4,148	(321)
Oppenheimer Developing Markets Fund - Class A	562,912	880,372	(317,460)	3,743,495	2,741,679	1,001,816
Oppenheimer Developing Markets Fund - Class Y	499,443	700,702	(201,259)	4,299,834	4,038,745	261,089
Oppenheimer Gold & Special Minerals Fund - Class A	9,617	9,365	252	9,559	8,431	1,128
Oppenheimer Integrity Funds:						
Oppenheimer International Bond Fund - Class A	3,687	4,988	(1,301)	15,628	17,292	(1,664)
Oppenheimer International Growth Fund - Class Y	18,344	5,689	12,655	39,455	25,832	13,623
Oppenheimer International Small-Mid Company Fund - Class Y	16,479	17,187	(708)	57,020	49,287	7,733
Oppenheimer Main Street Fund®:						
Oppenheimer Main Street Fund® - Class A	29,167	12,829	16,338	52,262	4,594	47,668
Oppenheimer Main Street Fund®/VA	41,101	41,520	(419)	41,935	42,368	(433)
Oppenheimer Main Street Small Cap Fund®/VA	178,407	236,418	(58,011)	1042970	1107184	-64214
Oppenheimer Variable Account Funds:						
Oppenheimer Discovery Mid Cap Growth Fund/VA	10,451	10,557	(106)	10,935	11,049	(114)
Oppenheimer Global Fund/VA	94	438	(344)	6,161	6,226	(65)
Oppenheimer Global Strategic Income Fund/VA	—	—	—	3,938	3,938	—
Parnassus Income Funds:						
Parnassus Core Equity Fund℠ - Investor Shares	267,500	196,306	71,194	485,485	378,817	106,668
Pax World Funds Series Trust I:						
Pax Balanced Fund - Investor Class	162,436	292,297	(129,861)	1,747,650	1,879,638	(131,988)

Year ended December 31

	2018			2017		
	Units Issued	Units Redeemed	Net Increase (Decrease)	Units Issued	Units Redeemed	Net Increase (Decrease)
PIMCO Funds:						
PIMCO CommodityRealReturn Strategy Fund® - Administrative Class	96,633	65,926	30,707	304,193	335,100	(30,907)
PIMCO Variable Insurance Trust:						
PIMCO Real Return Portfolio - Administrative Class	581,573	1,160,188	(578,615)	5,554,438	6,859,876	(1,305,438)
Pioneer Equity Income Fund:						
Pioneer Equity Income Fund - Class Y	43,201	148,991	(105,790)	125,601	178,928	(53,327)
Pioneer High Yield Fund:						
Pioneer High Yield Fund - Class A	17,457	19,970	(2,513)	124,605	147,232	(22,627)
Pioneer Strategic Income Fund:						
Pioneer Strategic Income Fund - Class A	33,199	25,903	7,296	44,501	83,934	(39,433)
Pioneer Variable Contracts Trust:						
Pioneer Equity Income VCT Portfolio - Class I	—	—	—	8	8	—
Pioneer High Yield VCT Portfolio - Class I	95,021	316,062	(221,041)	1,077,628	1,112,387	(34,759)
Prudential Sector Funds, Inc.:						
PGIM Jennison Utility Fund - Class Z	2,847	964	1,883	10,846	9,391	1,455
RiverSource® Investment Series, Inc.:						
Columbia Large Cap Value Fund - Advisor Class	1,218,739	320,693	898,046	7,660	14,386	(6,726)
Columbia Large Cap Value Fund - Class K	22,816	696,534	(673,718)	755,772	734,470	21,302
Royce Fund:						
Royce Total Return Fund - K Class	1,446	830	616	139	126	13
Schwartz Investment Trust:						
Ave Maria Rising Dividend Fund	202,644	159,788	42,856	582,840	585,032	(2,192)
SmallCap World Fund®, Inc.:						
SMALLCAP World Fund® - Class R-4	247,719	266,195	(18,476)	1,591,724	1,256,399	335,325
T. Rowe Price Investment Services, Inc.:						
T. Rowe Price Institutional Large-Cap Growth Fund	411,370	167,826	243,544	543,270	83,397	459,873
T. Rowe Price Mid-Cap Value Fund, Inc.:						
T. Rowe Price Mid-Cap Value Fund - R Class	1,390	7,933	(6,543)	50,090	57,540	(7,450)
T. Rowe Price Value Fund, Inc.:						
T. Rowe Price Value Fund - Advisor Class	3,609	2,358	1,251	22,260	19,433	2,827
TCW Funds Inc:						
TCW Total Return Bond Fund - Class N	200,181	179,012	21,169	681,891	685,879	(3,988)

| | Year ended December 31 | | | | | |
| | 2018 | | | 2017 | | |
	Units Issued	Units Redeemed	Net Increase (Decrease)	Units Issued	Units Redeemed	Net Increase (Decrease)
Templeton Funds, Inc.:						
Templeton Foreign Fund - Class A	2,867	2,589	278	37,267	42,247	(4,980)
Templeton Income Trust:						
Templeton Global Bond Fund - Advisor Class	218,255	536,138	(317,883)	2,746,252	2,744,708	1,544
Templeton Global Bond Fund - Class A	790,482	1,112,094	(321,612)	6,549,145	6,623,471	(74,326)
Third Avenue Trust:						
Third Avenue Real Estate Value Fund - Institutional Class	3,134	5,145	(2,011)	7,239	4,154	3,085
Thornburg Investment Trust:						
Thornburg International Value Fund - Class R4	7	—	7	192	205	(13)
Touchstone Strategic Trust:						
Touchstone Value Fund - Institutional Class	287,860	107,570	180,290	312,572	63,084	249,488
USAA Investment Trust:						
USAA Precious Metals and Minerals Fund - Adviser Shares	2,210,557	1,705,477	505,080	4,709,398	5,205,893	(496,495)
Vanguard Bond Index Funds:						
Vanguard® Total Bond Market Index Fund - Investor Shares	60	38	22	—	—	—
Vanguard Index Funds:						
Vanguard® Total International Stock Index Fund - Investor Shares	2	1	1	—	—	—
Vanguard® Variable Insurance Fund:						
Diversified Value Portfolio	150	—	150	4,743	4,559	184
Equity Income Portfolio	384	595	(211)	7,458	8,964	(1,506)
Small Company Growth Portfolio	178	24	154	1,501	1,345	156
Victory Portfolios:						
Victory Integrity Small-Cap Value Fund - Class Y	18,447	3,677	14,770	38,088	23,344	14,744
Victory Sycamore Established Value Fund - Class A	137,810	37,383	100,427	137,269	15,405	121,864
Victory Sycamore Small Company Opportunity Fund - Class R	82	1,744	(1,662)	3,649	3,256	393
Voya Balanced Portfolio, Inc.:						
Voya Balanced Portfolio - Class I	6,742,832	7,575,146	(832,314)	10,175,837	11,029,989	(854,152)
Voya Equity Trust:						
Voya Large-Cap Growth Fund - Class A	109	8,629	(8,520)	16,899	15,794	1,105
Voya Large Cap Value Fund - Class A	487	4,659	(4,172)	13,138	9,087	4,051
Voya Real Estate Fund - Class A	4,667	5,070	(403)	36,892	41,004	(4,112)

	Year ended December 31					
	2018			2017		
	Units Issued	Units Redeemed	Net Increase (Decrease)	Units Issued	Units Redeemed	Net Increase (Decrease)
Voya Funds Trust:						
Voya Floating Rate Fund - Class A	187,063	33,201	153,862	64,977	4,335	60,642
Voya GNMA Income Fund - Class A	61,854	92,151	(30,297)	305,392	316,624	(11,232)
Voya Intermediate Bond Fund - Class A	26,962	25,157	1,805	80,308	78,017	2,291
Voya Intermediate Bond Portfolio:						
Voya Intermediate Bond Portfolio - Class I	8,682,857	10,545,203	(1,862,346)	45,977,599	47,209,399	(1,231,800)
Voya Intermediate Bond Portfolio - Class S	3,841	36,157	(32,316)	4,874	12,653	(7,779)
Voya Investors Trust:						
Voya Global Perspectives® Portfolio - Class I	50,964	74,097	(23,133)	241,772	547,022	(305,250)
Voya High Yield Portfolio - Adviser Class	703	456	247	34	200	(166)
Voya High Yield Portfolio - Institutional Class	452,830	646,153	(193,323)	2,685,458	2,297,290	388,168
Voya High Yield Portfolio - Service Class	192,320	241,528	(49,208)	1,355,493	1,397,432	(41,939)
Voya Large Cap Growth Portfolio - Adviser Class	95	2,668	(2,573)	65	570	(505)
Voya Large Cap Growth Portfolio - Institutional Class	3,215,071	4,844,168	(1,629,097)	21,972,507	22,713,257	(740,750)
Voya Large Cap Growth Portfolio - Service Class	136,077	98,030	38,047	646,156	545,707	100,449
Voya Large Cap Value Portfolio - Adviser Class	—	293	(293)	6	188	(182)
Voya Large Cap Value Portfolio - Institutional Class	4,399,552	6,915,673	(2,516,121)	20,383,416	22,412,366	(2,028,950)
Voya Large Cap Value Portfolio - Service Class	16,267	37,742	(21,475)	—	—	—
Voya Limited Maturity Bond Portfolio - Adviser Class	462	65	397	86	—	86
Voya Multi-Manager Large Cap Core Portfolio - Institutional Class	1,228,511	1,867,784	(639,273)	743,614	872,540	(128,926)
Voya Multi-Manager Large Cap Core Portfolio - Service Class	996	22,913	(21,917)	30,422	32,097	(1,675)
Voya U.S. Stock Index Portfolio - Institutional Class	267,834	238,350	29,484	790,828	548,231	242,597
VY® BlackRock Inflation Protected Bond Portfolio - Adviser Class	385	1,438	(1,053)	205	1,817	(1,612)
VY® Clarion Global Real Estate Portfolio - Adviser Class	8	457	(449)	20	2,621	(2,601)
VY® Clarion Global Real Estate Portfolio - Institutional Class	583,017	1,268,139	(685,122)	4,150,370	4,908,758	(758,388)
VY® Clarion Real Estate Portfolio - Adviser Class	—	273	(273)	—	3,180	(3,180)
VY® Clarion Real Estate Portfolio - Institutional Class	1,463,723	1,478,067	(14,344)	—	2,604,592	(2,604,592)
VY® Clarion Real Estate Portfolio - Service Class	238,155	874,112	(635,957)	—	3,882,790	(3,882,790)
VY® Invesco Growth and Income Portfolio - Institutional Class	202,583	264,268	(61,685)	2,026,507	1,885,225	141,282
VY® Invesco Growth and Income Portfolio - Service Class	155,878	271,113	(115,235)	1,687,128	1,639,203	47,925
VY® JPMorgan Emerging Markets Equity Portfolio - Adviser Class	551	1,383	(832)	752	8,101	(7,349)
VY® JPMorgan Emerging Markets Equity Portfolio - Institutional Class	102,288	196,283	(93,995)	209,399	663,174	(453,775)

	Year ended December 31					
	2018			2017		
	Units Issued	Units Redeemed	Net Increase (Decrease)	Units Issued	Units Redeemed	Net Increase (Decrease)
Voya Investors Trust (continued):						
VY® JPMorgan Emerging Markets Equity Portfolio - Service Class	301,101	437,189	(136,088)	1,319,753	1,192,028	127,725
VY® JPMorgan Small Cap Core Equity Portfolio - Adviser Class	413	1,338	(925)	665	4	661
VY® JPMorgan Small Cap Core Equity Portfolio - Institutional Class	339,333	270,162	69,171	2,369,423	2,325,065	44,358
VY® JPMorgan Small Cap Core Equity Portfolio - Service Class	279,952	265,596	14,356	1,316,678	1,244,351	72,327
VY® Morgan Stanley Global Franchise Portfolio - Adviser Class	56	2,105	(2,049)	81	1,469	(1,388)
VY® T. Rowe Price Capital Appreciation Portfolio - Adviser Class	—	9,463	(9,463)	—	1,881	(1,881)
VY® T. Rowe Price Capital Appreciation Portfolio - Institutional Class	2,291,923	1,789,593	502,330	19,279,743	18,722,477	557,266
VY® T. Rowe Price Capital Appreciation Portfolio - Service Class	5,231,426	5,492,918	(261,492)	34,911,145	33,516,092	1,395,053
VY® T. Rowe Price Equity Income Portfolio - Adviser Class	4,404	14,884	(10,480)	1,078	17,070	(15,992)
VY® T. Rowe Price Equity Income Portfolio - Service Class	997,078	1,218,288	(221,210)	5,591,101	5,947,268	(356,167)
VY® T. Rowe Price International Stock Portfolio - Adviser Class	794	120	674	91	1,318	(1,227)
VY® T. Rowe Price International Stock Portfolio - Service Class	80,119	120,148	(40,029)	—	562,599	(562,599)
VY® Templeton Global Growth Portfolio - Institutional Class	2,953	7,620	(4,667)	—	46,428	(46,428)
VY® Templeton Global Growth Portfolio - Service Class	53,699	112,188	(58,489)	—	486,858	(486,858)
Voya Money Market Portfolio:						
Voya Government Money Market Portfolio - Class I	24,561,612	23,410,403	1,151,209	19,999,995	20,476,082	(476,087)
Voya Mutual Funds:						
Voya Global Real Estate Fund - Class A	365	241	124	7,845	13,116	(5,271)
Voya Multi-Manager International Small Cap Fund - Class A	2,293	4,251	(1,958)	15,157	15,450	(293)
Voya Multi-Manager International Small Cap Fund - Class I	144,671	125,061	19,610	190,571	79,986	110,585
Voya Partners, Inc.:						
Voya Global Bond Portfolio - Adviser Class	1,754	719	1,035	5,920,540	6,347,295	(426,755)
Voya Global Bond Portfolio - Initial Class	4,754,221	5,011,738	(257,517)	—	—	—
Voya Global Bond Portfolio - Service Class	27,893	41,635	(13,742)	—	74,475	(74,475)
Voya Index Solution 2025 Portfolio - Initial Class	166,873	132,294	34,579	287,219	214,541	72,678
Voya Index Solution 2025 Portfolio - Service Class	46,263	33,408	12,855	—	—	—
Voya Index Solution 2025 Portfolio - Service 2 Class	55,739	145,253	(89,514)	332,264	363,714	(31,450)
Voya Index Solution 2035 Portfolio - Initial Class	209,775	70,155	139,620	490,932	419,708	71,224
Voya Index Solution 2035 Portfolio - Service Class	52,591	17,799	34,792	334,448	276,172	58,276
Voya Index Solution 2035 Portfolio - Service 2 Class	54,256	89,312	(35,056)	192,638	228,558	(35,920)
Voya Index Solution 2045 Portfolio - Initial Class	170,219	118,600	51,619	431,161	335,562	95,599

Year ended December 31

Voya Partners, Inc.(continued):

	2018			2017		
	Units Issued	Units Redeemed	Net Increase (Decrease)	Units Issued	Units Redeemed	Net Increase (Decrease)
Voya Index Solution 2045 Portfolio - Service Class	38,706	3,866	34,840	165,222	123,991	41,231
Voya Index Solution 2045 Portfolio - Service 2 Class	59,644	93,885	(34,241)	202,018	220,860	(18,842)
Voya Index Solution 2055 Portfolio - Initial Class	146,032	65,907	80,125	263,648	200,652	62,996
Voya Index Solution 2055 Portfolio - Service Class	49,871	28,560	21,311	130,045	89,446	40,599
Voya Index Solution 2055 Portfolio - Service 2 Class	55,536	55,690	(154)	98,461	84,212	14,249
Voya Index Solution Income Portfolio - Initial Class	60,736	100,971	(40,235)	142,735	109,445	33,290
Voya Index Solution Income Portfolio - Service Class	17,270	17,768	(498)	69,290	68,297	993
Voya Index Solution Income Portfolio - Service 2 Class	33,518	48,263	(14,745)	115,828	114,927	901
Voya Solution 2025 Portfolio - Adviser Class	269	1,040	(771)	216	186	30
Voya Solution 2025 Portfolio - Initial Class	167,477	132,519	34,958	735,742	221,790	513,952
Voya Solution 2025 Portfolio - Service Class	1,548,805	2,165,537	(616,732)	8,580,705	9,102,091	(521,386)
Voya Solution 2025 Portfolio - Service 2 Class	221,827	237,844	(16,017)	881,871	1,099,892	(218,021)
Voya Solution 2035 Portfolio - Adviser Class	241	1,320	(1,079)	73	—	73
Voya Solution 2035 Portfolio - Initial Class	174,676	56,333	118,343	484,463	214,043	270,420
Voya Solution 2035 Portfolio - Service Class	1,342,086	1,706,633	(364,547)	8,228,992	8,472,120	(243,128)
Voya Solution 2035 Portfolio - Service 2 Class	291,368	295,918	(4,550)	1,041,089	1,208,160	(167,071)
Voya Solution 2045 Portfolio - Adviser Class	33	678	(645)	40	580	(540)
Voya Solution 2045 Portfolio - Initial Class	166,443	122,344	44,099	506,408	211,284	295,124
Voya Solution 2045 Portfolio - Service Class	1,101,549	1,737,240	(635,691)	5,889,907	5,970,694	(80,787)
Voya Solution 2045 Portfolio - Service 2 Class	162,254	158,821	3,433	623,878	795,685	(171,807)
Voya Solution 2055 Portfolio - Initial Class	66,358	31,097	35,261	128,903	69,549	59,354
Voya Solution 2055 Portfolio - Service Class	475,658	466,888	8,770	1,362,507	1,209,641	152,866
Voya Solution 2055 Portfolio - Service 2 Class	75,929	58,437	17,492	159,117	173,959	(14,842)
Voya Solution Balanced Portfolio - Service Class	82,776	141,546	(58,770)	498,913	437,253	61,660
Voya Solution Income Portfolio - Adviser Class	—	1,331	(1,331)	—	16,041	(16,041)
Voya Solution Income Portfolio - Initial Class	145,605	188,592	(42,987)	820,601	676,651	143,950
Voya Solution Income Portfolio - Service Class	541,335	1,181,620	(640,285)	3,505,652	4,329,875	(824,223)
Voya Solution Income Portfolio - Service 2 Class	103,201	164,549	(61,348)	542,089	630,513	(88,424)
Voya Solution Moderately Conservative Portfolio - Service Class	81,321	144,038	(62,717)	632,079	604,323	27,756
VY® American Century Small-Mid Cap Value Portfolio - Adviser Class	21	950	(929)	25	362	(337)
VY® American Century Small-Mid Cap Value Portfolio - Initial Class	244,819	260,725	(15,906)	1,872,909	1,758,465	114,444

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements

	Year ended December 31					
	2018			**2017**		
	Units Issued	Units Redeemed	Net Increase (Decrease)	Units Issued	Units Redeemed	Net Increase (Decrease)
Voya Partners, Inc. (continued):						
VY® American Century Small-Mid Cap Value Portfolio - Service Class	684,409	842,315	(157,906)	3,822,518	3,854,720	(32,202)
VY® Baron Growth Portfolio - Adviser Class	974	5,067	(4,093)	886	1,204	(318)
VY® Baron Growth Portfolio - Service Class	1,229,102	1,339,128	(110,026)	5,987,318	6,996,800	(1,009,482)
VY® Columbia Contrarian Core Portfolio - Service Class	372,988	429,177	(56,189)	487,739	540,019	(52,280)
VY® Columbia Small Cap Value II Portfolio - Adviser Class	—	735	(735)	—	426	(426)
VY® Columbia Small Cap Value II Portfolio - Service Class	55,164	69,093	(13,929)	407,665	445,835	(38,170)
VY® Invesco Comstock Portfolio - Adviser Class	732	8,391	(7,659)	555	2,237	(1,682)
VY® Invesco Comstock Portfolio - Service Class	623,188	865,910	(242,722)	2,663,433	2,901,782	(238,349)
VY® Invesco Equity and Income Portfolio - Adviser Class	15,305	18,175	(2,870)	19	8,423	(8,404)
VY® Invesco Equity and Income Portfolio - Initial Class	1,687,901	3,385,785	(1,697,884)	11,458,137	12,859,458	(1,401,321)
VY® Invesco Equity and Income Portfolio - Service Class	13,576	36,766	(23,190)	174,835	192,306	(17,471)
VY® JPMorgan Mid Cap Value Portfolio - Adviser Class	665	3,261	(2,596)	356	1,706	(1,350)
VY® JPMorgan Mid Cap Value Portfolio - Initial Class	96,404	190,395	(93,991)	954,397	164,125	790,272
VY® JPMorgan Mid Cap Value Portfolio - Service Class	568,040	780,619	(212,579)	2,674,107	2,819,484	(145,377)
VY® Oppenheimer Global Portfolio - Adviser Class	594	8,906	(8,312)	698	2,876	(2,178)
VY® Oppenheimer Global Portfolio - Initial Class	3,217,060	5,185,833	(1,968,773)	19,495,737	21,278,566	(1,782,829)
VY® Oppenheimer Global Portfolio - Service Class	4,429	7,033	(2,604)	64,663	58,653	6,010
VY® Pioneer High Yield Portfolio - Initial Class	902,814	957,110	(54,296)	3,289,029	3,120,237	168,792
VY® Pioneer High Yield Portfolio - Service Class	6,703	16,221	(9,518)	35,523	57,682	(22,159)
VY® T. Rowe Price Diversified Mid Cap Growth Portfolio - Adviser Class	169	1,091	(922)	307	2,496	(2,189)
VY® T. Rowe Price Diversified Mid Cap Growth Portfolio - Initial Class	1,995,216	3,110,321	(1,115,105)	12,434,802	13,371,869	(937,067)
VY® T. Rowe Price Diversified Mid Cap Growth Portfolio - Service Class	7,369	10,717	(3,348)	59,487	56,675	2,812
VY® T. Rowe Price Growth Equity Portfolio - Adviser Class	4,016	27,807	(23,791)	10,333	4,496	5,837
VY® T. Rowe Price Growth Equity Portfolio - Initial Class	4,040,160	4,348,348	(308,188)	19,354,569	19,458,696	(104,127)
VY® T. Rowe Price Growth Equity Portfolio - Service Class	25,630	41,004	(15,374)	146,571	167,823	(21,252)
VY® Templeton Foreign Equity Portfolio - Adviser Class	888	1,979	(1,091)	590	3,295	(2,705)
VY® Templeton Foreign Equity Portfolio - Initial Class	1,922,756	2,696,545	(773,789)	9,083,840	9,707,886	(624,046)
VY® Templeton Foreign Equity Portfolio - Service Class	4,610	11,503	(6,893)	4,523	11,888	(7,365)
Voya Series Fund, Inc.:						
Voya Corporate Leaders 100 Fund - Class I	186,564	115,413	71,151	650,964	512,612	138,352

Year ended December 31

	2018			2017		
	Units Issued	Units Redeemed	Net Increase (Decrease)	Units Issued	Units Redeemed	Net Increase (Decrease)
Voya Strategic Allocation Portfolios, Inc.:						
Voya Strategic Allocation Conservative Portfolio - Class I	916,794	965,008	(48,214)	1,739,178	1,949,308	(210,130)
Voya Strategic Allocation Growth Portfolio - Class I	471,427	685,366	(213,939)	2,925,875	3,261,295	(335,420)
Voya Strategic Allocation Moderate Portfolio - Class I	901,240	1,151,914	(250,674)	3,291,335	3,559,495	(268,160)
Voya Variable Funds:						
Voya Growth and Income Portfolio - Class A	1,106	6,837	(5,731)	356	5,651	(5,295)
Voya Growth and Income Portfolio - Class I	9,301,928	12,386,080	(3,084,152)	32,973,585	35,866,051	(2,892,466)
Voya Growth and Income Portfolio - Class S	2,972	8,570	(5,598)	16,160	17,728	(1,568)
Voya Variable Portfolios, Inc.:						
Voya Global Equity Portfolio - Class I	2,978,563	3,607,774	(629,211)	8,823,171	10,291,410	(1,468,239)
Voya Global Equity Portfolio - Class S	74,787	159,547	(84,760)	122,865	192,988	(70,123)
Voya Index Plus LargeCap Portfolio - Class I	2,808,901	3,151,649	(342,748)	29,026,729	29,888,110	(861,381)
Voya Index Plus LargeCap Portfolio - Class S	366	589	(223)	1,175	8,148	(6,973)
Voya Index Plus MidCap Portfolio - Class I	1,331,123	2,104,075	(772,952)	12,337,673	13,400,105	(1,062,432)
Voya Index Plus MidCap Portfolio - Class S	16	47	(31)	8	9,895	(9,887)
Voya Index Plus SmallCap Portfolio - Class I	626,938	980,858	(353,920)	11,914,613	12,576,781	(662,168)
Voya Index Plus SmallCap Portfolio - Class S	33	706	(673)	23	4,607	(4,584)
Voya International Index Portfolio - Class I	1,194,503	1,011,520	182,983	4,195,210	3,817,971	377,239
Voya International Index Portfolio - Class S	24	90	(66)	94	21	73
Voya Russell™ Large Cap Growth Index Portfolio - Class I	1,300,333	1,158,973	141,360	10,616,872	10,334,269	282,603
Voya Russell™ Large Cap Growth Index Portfolio - Class S	30,893	23,626	7,267	43,693	45,589	(1,896)
Voya Russell™ Large Cap Index Portfolio - Class I	1,591,999	1,014,378	577,621	7,264,610	6,824,466	440,144
Voya Russell™ Large Cap Index Portfolio - Class S	129,243	129,156	87	155,297	156,666	(1,369)
Voya Russell™ Large Cap Value Index Portfolio - Class I	3,411	5,966	(2,555)	9,904	5,297	4,607
Voya Russell™ Large Cap Value Index Portfolio - Class S	150,542	141,998	8,544	848,441	808,167	40,274
Voya Russell™ Mid Cap Growth Index Portfolio - Class S	114,308	108,684	5,624	589,492	575,658	13,834
Voya Russell™ Mid Cap Index Portfolio - Class I	1,307,304	1,464,644	(157,340)	9,311,229	6,581,476	2,729,753
Voya Russell™ Small Cap Index Portfolio - Class I	1,059,747	737,370	322,377	4,288,308	2,782,762	1,505,546
Voya Small Company Portfolio - Class I	1,288,863	1,722,520	(433,657)	—	—	—
Voya Small Company Portfolio - Class S	309	20	289	598	10,926	(10,328)
Voya U.S. Bond Index Portfolio - Class I	517,873	446,971	70,902	1,587,504	1,647,823	(60,319)

Year ended December 31

	2018			2017		
	Units Issued	Units Redeemed	Net Increase (Decrease)	Units Issued	Units Redeemed	Net Increase (Decrease)
Voya Variable Products Trust:						
Voya MidCap Opportunities Portfolio - Class I	1,003,860	1,238,215	(234,355)	9,753,311	7,095,170	2,658,141
Voya MidCap Opportunities Portfolio - Class S	7,052	7,165	(113)	41,471	49,801	(8,330)
Voya SmallCap Opportunities Portfolio - Class I	581,289	648,097	(66,808)	2,862,258	2,691,924	170,334
Voya SmallCap Opportunities Portfolio - Class S	1,178	680	498	308	546	(238)
Wanger Advisors Trust:						
Wanger International	367,937	566,517	(198,580)	3,397,213	3,923,124	(525,911)
Wanger Select	178,604	475,320	(296,716)	2,410,241	2,575,521	(165,280)
Wanger USA	552,835	537,821	15,014	2,800,081	2,856,231	(56,150)
Washington Mutual Investors Fund[SM]:						
Washington Mutual Investors Fund[SM] - Class R-3	14,184	28,523	(14,339)	130,867	141,495	(10,628)
Washington Mutual Investors Fund[SM] - Class R-4	1,653,844	1,271,247	382,597	6,536,531	5,972,514	564,017
Wells Fargo Funds Trust:						
Wells Fargo Small Cap Value Fund - Class A	539	564	(25)	7,360	9,471	(2,111)
Wells Fargo Small Company Growth Fund - Administrator Class	612,757	197,735	415,022	115,156	87,545	27,611
Wells Fargo Special Small Cap Value Fund - Class A	148,903	363,027	(214,124)	1,255,383	1,443,352	(187,969)

8. Financial Highlights

A summary of unit values, units outstanding, and net assets for variable annuity Contracts, expense ratios, excluding expenses of underlying funds, investment income ratios, and total return for the years ended December 31, 2018, 2017, 2016, 2015, and 2014, follows:

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)		Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)		Total Return[D] (lowest to highest)	
AB Relative Value Fund - Class A										
2018		8	$22.43	to $23.46	$174	1.10%	0.60%	to 0.90%	-6.66%	to -6.57%
2017		8	$24.03	to $24.37	$191	0.81%	0.80%	to 0.90%	17.68%	to 17.79%
2016		9	$20.42	to $20.69	$178	1.75%	0.80%	to 0.90%	10.14%	to 10.29%
2015		9	$18.54	to $18.76	$169	1.08%	0.80%	to 0.90%	0.32%	to 0.37%
2014		11	$18.09	to $18.90	$201	1.04%	0.70%	to 1.10%	7.61%	to 7.97%
AB VPS Growth and Income Portfolio - Class A										
2018		24	$23.22	to $23.56	$572	1.01%	1.15%	to 1.25%	-6.82%	to -6.69%
2017		25	$24.91	to $25.25	$622	1.26%	1.15%	to 1.25%	17.49%	to 17.55%
2016		31	$21.21	to $21.48	$655	0.95%	1.15%	to 1.25%	9.90%	to 10.04%
2015		25	$19.30	to $19.52	$484	1.51%	1.15%	to 1.25%	0.47%	to 0.57%
2014		23	$19.21	to $19.41	$443	1.43%	1.15%	to 1.25%	8.16%	to 8.25%
Aberdeen International Equity Fund - Institutional Class										
2018		1,322	$9.42		$12,452	2.69%	—		-15.14%	
2017		1,117	$11.10		$12,399	1.56%	—		26.28%	
2016		784	$8.79		$6,893	2.63%	—		6.55%	
2015	07/14/2015	249	$8.25		$2,052	(b)	(b)		(b)	
2014		(b)	(b)		(b)	(b)			(b)	
Invesco Floating Rate Fund - Class R5										
2018		26	$10.57	to $11.13	$279	5.52%	0.30%	to 1.40%	-1.49%	to -0.27%
2017		14	$10.73	to $11.16	$156	4.09%	0.30%	to 1.40%	2.88%	to 4.01%
2016		8	$10.42	to $10.73	$82	4.68%	0.30%	to 1.40%	9.84%	to 10.85%
2015		5	$9.53	to $9.58	$47	5.06%	0.95%	to 1.25%	-3.74%	to -3.43%
2014	07/29/2014	3	$9.90	to $9.92	$32	(a)	0.95%	to 1.25%	(a)	

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
Invesco Mid Cap Core Equity Fund - Class A													
	2018	155	$18.25	to	$23.35	$3,104	0.11%	0.15%	to	1.60%	-13.30%	to	-12.09%
	2017	171	$21.05	to	$26.80	$3,949	0.14%	0.15%	to	1.70%	13.12%	to	14.86%
	2016	187	$18.57	to	$23.53	$3,791	0.29%	0.15%	to	1.70%	10.34%	to	11.81%
	2015	197	$16.83	to	$21.22	$3,609	—	0.15%	to	1.60%	-5.87%	to	-4.45%
	2014	211	$17.86	to	$22.40	$4,057	—	0.15%	to	1.70%	2.73%	to	4.35%
Invesco Small Cap Growth Fund - Class A													
	2018	3		$29.21		$91	—		1.00%			9.90%	
	2017	3		$32.42		$102	—		1.00%			23.68%	
	2016	3		$26.22		$72	—		1.00%			10.21%	
	2015	3		$23.79		$75	—		1.00%			(2.82)%	
	2014	4		$24.48		$90	—		1.00%			6.57%	
Invesco International Growth Fund - Class R5													
	2018	46	$9.52	to	$11.79	$523	1.16%	0.75%	to	0.95%	-15.90%	to	-15.67%
	2017	50	$11.32	to	$13.98	$686	2.17%	0.75%	to	0.95%	21.99%		
	2016	48		$11.46		$547	1.69%		0.85%			-1.38%	
	2015	39		$11.62		$453	1.63%		0.85%			-3.09%	
	2014	34		$11.99		$408	1.92%		0.95%			-0.75%	
Invesco Endeavor Fund - Class A													
	2018	1	$19.58	to	$20.47	$14	—	0.45%	to	0.95%	-17.87%	to	-17.46%
	2017	1	$23.84	to	$24.80	$15	—	0.45%	to	0.95%	16.55%	to	16.93%
	2016	1	$20.00	to	$21.21	$12	—	0.45%	to	1.30%	19.26%	to	20.31%
	2015	1	$16.77	to	$17.63	$11	—	0.45%	to	1.30%	-11.86%	to	-11.18%
	2014	3	$19.14	to	$19.85	$51	—	0.45%	to	1.20%	6.77%	to	7.12%
Invesco Global Health Care Fund - Investor Class													
	2018	2	$64.01	to	$71.78	$132	—	0.65%	to	1.50%	-1.04%	to	-0.19%
	2017	2	$64.67	to	$71.91	$109	—	0.65%	to	1.50%	13.73%	to	14.72%
	2016	3	$56.86	to	$62.69	$190	0.19%	0.65%	to	1.50%	-13.02%	to	-12.28%
	2015	4	$65.38	to	$71.47	$258	—	0.65%	to	1.50%	1.46%	to	2.32%
	2014	6	$64.44	to	$70.86	$442	—	0.50%	to	1.50%	18.56%	to	19.76%

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
Invesco High Yield Fund - Class R5													
2018		51	$10.28	to	$10.82	$533	5.54%	0.30%	to	1.40%	-4.64%	to	-3.57%
2017		37	$10.78	to	$11.22	$405	5.31%	0.30%	to	1.40%	5.17%	to	6.35%
2016		26	$10.25	to	$10.55	$269	5.73%	0.30%	to	1.40%	10.10%	to	11.29%
2015		16	$9.31	to	$9.48	$153	6.38%	0.30%	to	1.40%	-4.12%	to	-3.07%
2014	08/06/2014	4	$9.71	to	$9.77	$35	(a)	0.40%	to	1.40%	(a)		
Invesco American Value Fund - Class R5													
2018		72	$10.43	to	$10.85	$754	0.92%	0.55%	to	1.40%	-13.80%	to	-13.41%
2017		62	$12.10	to	$12.30	$761	1.02%	0.95%	to	1.40%	8.33%	to	8.75%
2016		64	$11.17	to	$11.31	$717	0.48%	0.95%	to	1.40%	14.45%	to	15.06%
2015		85	$9.76	to	$9.83	$830	0.19%	0.95%	to	1.40%	-9.88%	to	-9.48%
2014	06/16/2014	21	$10.83	to	$10.86	$231	(a)	0.95%	to	1.40%	(a)		
Invesco Energy Fund - Class R5													
2018		10	$4.27	to	$4.49	$44	2.41%	0.30%	to	1.40%	-27.50%	to	-26.75%
2017		20	$5.89	to	$6.13	$122	4.30%	0.30%	to	1.40%	-9.10%	to	-8.51%
2016		6	$6.48	to	$6.58	$40	2.29%	0.80%	to	1.40%	23.43%	to	24.01%
2015		2	$5.25	to	$5.29	$9	—	0.95%	to	1.40%	-30.09%	to	-29.75%
2014	08/27/2014	—	$7.51	to	$7.53	—	(a)	1.05%	to	1.40%	(a)		
Invesco Small Cap Value Fund - Class A													
2018		2	$23.68	to	$27.24	$60	—	0.20%	to	1.65%	-26.53%	to	-25.43%
2017		4	$32.23	to	$36.53	$152	—	0.20%	to	1.65%	16.35%	to	17.46%
2016		11	$27.70	to	$30.71	$318	0.18%	0.30%	to	1.65%	16.34%	to	17.59%
2015		12	$23.81	to	$26.22	$305	—	0.20%	to	1.65%	-10.32%	to	-8.99%
2014		15	$26.40	to	$28.81	$423	—	0.20%	to	1.75%	5.31%	to	6.90%
Invesco V.I. American Franchise Fund - Series I Shares													
2018		553	$17.91	to	$72.66	$26,539	—	0.00%	to	1.50%	-5.06%	to	-3.62%
2017		560	$18.86	to	$75.39	$28,558	—	0.00%	to	1.50%	25.44%	to	27.33%
2016		569	$15.03	to	$59.21	$23,516	—	0.00%	to	1.50%	0.74%	to	2.28%
2015		652	$14.92	to	$57.89	$26,133	—	0.00%	to	1.50%	3.40%	to	5.01%
2014		686	$14.43	to	$55.13	$27,172	0.04%	0.00%	to	1.50%	6.83%	to	8.52%

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements

Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)	Total Return[D] (lowest to highest)
Invesco V.I. Core Equity Fund - Series I Shares						
2018	1,738	$12.62 to $23.24	$27,039	0.93%	0.00% to 1.95%	-11.17% to -9.39%
2017	1,909	$14.10 to $25.77	$33,267	1.02%	0.00% to 1.95%	11.03% to 13.17%
2016	2,132	$12.61 to $22.89	$33,203	0.75%	0.00% to 1.95%	8.06% to 10.29%
2015	2,339	$11.57 to $20.86	$33,322	1.13%	0.00% to 1.95%	-7.56% to -5.77%
2014	2,593	$12.43 to $22.25	$39,632	0.86%	0.00% to 1.95%	6.04% to 8.16%
Alger Capital Appreciation Fund - Class A						
2018	4	$26.77 to $28.11	$115	—	0.60% to 1.15%	-2.12% to -1.58%
2017	4	$27.35 to $28.56	$103	—	0.60% to 1.15%	30.19% to 30.41%
2016	22	$20.51 to $21.90	$481	—	0.60% to 1.55%	-1.20% to -0.37%
2015	56	$20.76 to $22.48	$1,225	—	0.20% to 1.55%	5.39% to 6.04%
2014	64	$20.24 to $21.20	$1,335	—	0.20% to 1.15%	11.91% to 12.55%
Alger Responsible Investing Fund - Class A						
2018	234	$15.94 to $28.81	$6,124	—	0.00% to 1.50%	-3.15% to -1.64%
2017	206	$16.43 to $29.29	$5,544	—	0.00% to 1.50%	25.51% to 27.40%
2016	171	$13.07 to $22.99	$3,644	—	0.00% to 1.50%	0.49% to 2.00%
2015	176	$12.99 to $22.54	$3,708	—	0.00% to 1.50%	0.94% to 2.45%
2014	181	$12.85 to $22.00	$3,775	—	0.00% to 1.50%	3.22% to 4.81%
AllianzGI NFJ Dividend Value Fund - Class A						
2018	13	$23.02 to $23.70	$297	1.91%	0.70% to 1.00%	-11.02% to -10.73%
2017	13	$25.87 to $26.55	$331	1.88%	0.70% to 1.00%	14.57% to 14.89%
2016	13	$22.58 to $23.11	$293	2.31%	0.70% to 1.00%	14.68% to 15.09%
2015	12	$19.69 to $20.08	$247	2.36%	0.70% to 1.00%	-9.51% to -9.26%
2014	12	$21.76 to $22.13	$261	1.97%	0.70% to 1.00%	8.53% to 8.85%
AllianzGI NFJ Large-Cap Value Fund - Institutional Class						
2018	—	$15.13	$6	—	0.80%	-10.10%
2017	—	$16.83	$7	2.04%	0.80%	20.39%
2016	—	$13.98	$6	2.28%	0.80%	13.47%
2015	2	$12.32	$26	3.77%	0.80%	-6.10%
2014	2	$13.12	$27	3.85%	0.80%	10.72%

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
AllianzGI NFJ Small-Cap Value Fund - Class A													
2018		9	$23.12	to	$26.44	$240	2.88%	0.55%	to	1.45%	-20.47%	to	-19.76%
2017		12	$29.07	to	$32.95	$385	0.41%	0.55%	to	1.45%	8.35%	to	9.07%
2016		19	$26.55	to	$30.21	$546	1.36%	0.55%	to	1.55%	21.47%	to	22.26%
2015		22	$21.68	to	$24.71	$535	1.66%	0.55%	to	1.65%	-9.82%	to	-8.82%
2014		21	$24.04	to	$27.25	$548	2.47%	0.50%	to	1.65%	-0.04%	to	1.04%
Amana Growth Fund - Investor Class													
2018		1,900	$20.93	to	$30.28	$46,429	0.46%	0.00%	to	1.70%	0.69%	to	2.43%
2017		1,942	$20.74	to	$29.64	$46,559	0.49%	0.00%	to	1.70%	26.82%	to	29.03%
2016		1,998	$16.32	to	$23.04	$37,550	0.65%	0.00%	to	1.70%	5.91%	to	7.62%
2015		2,141	$15.40	to	$21.46	$37,723	0.48%	0.00%	to	1.60%	-2.00%	to	-0.46%
2014		2,369	$15.70	to	$21.91	$42,462	0.36%	0.00%	to	1.65%	12.13%	to	14.07%
Amana Income Fund - Investor Class													
2018		3,088	$18.69	to	$25.70	$66,562	1.19%	0.00%	to	1.50%	-6.64%	to	-5.21%
2017		3,299	$20.01	to	$27.18	$75,988	0.55%	0.00%	to	1.50%	19.88%	to	21.66%
2016		3,553	$16.70	to	$22.40	$67,948	1.39%	0.00%	to	1.60%	7.62%	to	9.36%
2015		3,678	$15.50	to	$20.53	$64,741	1.45%	0.00%	to	1.60%	-4.43%	to	-2.86%
2014		4,115	$16.20	to	$21.19	$74,812	1.56%	0.00%	to	1.60%	7.50%	to	9.12%
American Balanced Fund® - Class R-3													
2018		124	$19.95	to	$24.76	$2,791	1.60%	0.00%	to	1.45%	-4.45%	to	-3.05%
2017		126	$20.59	to	$25.54	$2,956	1.39%	0.00%	to	1.55%	13.32%	to	15.05%
2016		212	$18.17	to	$22.20	$4,359	1.40%	0.00%	to	1.55%	6.57%	to	8.24%
2015		266	$17.05	to	$20.51	$5,103	1.30%	0.00%	to	1.55%	-0.23%	to	1.33%
2014		383	$17.09	to	$20.24	$7,317	1.19%	0.00%	to	1.55%	6.81%	to	8.53%
American Beacon Small Cap Value Fund - Investor Class													
2018		28	$8.99	to	$11.33	$315	0.32%	0.55%	to	1.25%	-16.96%	to	-16.38%
2017		23	$10.79	to	$13.55	$303	0.27%	0.55%	to	1.25%	7.05%	to	7.46%
2016		17	$12.34	to	$12.51	$212	0.66%	0.75%	to	1.25%	24.77%	to	25.48%
2015		12	$9.89	to	$9.96	$118	1.10%	0.85%	to	1.25%	-6.52%	to	-6.13%
2014	05/16/2014	6	$10.60	to	$10.61	$64	(a)	0.95%	to	1.00%	(a)		

Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)	Total Return[D] (lowest to highest)
American Century Investments® Inflation–Adjusted Bond Fund - Investor Class						
2018	2,568	$9.82 to $13.17	$29,126	2.83%	0.00% to 1.80%	-4.20% to -2.52%
2017	2,734	$10.15 to $13.51	$31,930	2.53%	0.00% to 1.90%	1.15% to 3.05%
2016	2,011	$9.93 to $13.11	$24,388	2.00%	0.00% to 1.90%	2.81% to 4.71%
2015	2,082	$9.56 to $12.52	$24,336	0.93%	0.00% to 1.90%	-4.00% to -2.11%
2014	2,408	$9.85 to $12.79	$29,023	1.48%	0.00% to 1.90%	0.70% to 2.65%
American Century Investments® Income & Growth Fund - A Class						
2018	502	$19.41 to $64.84	$9,812	1.69%	0.65% to 1.20%	-8.18% to -7.70%
2017	517	$21.14 to $70.25	$11,002	2.15%	0.65% to 1.20%	18.83% to 19.51%
2016	537	$17.79 to $58.78	$9,606	2.09%	0.65% to 1.20%	11.96% to 12.58%
2015	590	$15.89 to $52.21	$9,398	1.94%	0.65% to 1.20%	-7.02% to -6.52%
2014	636	$17.09 to $55.06	$10,906	1.87%	0.75% to 1.20%	10.90% to 11.39%
Fundamental Investors[SM] - Class R-3						
2018	47	$17.06 to $19.91	$889	1.25%	0.00% to 1.45%	-8.33% to -6.96%
2017	52	$18.43 to $21.40	$1,037	1.12%	0.00% to 1.55%	21.09% to 22.68%
2016	89	$15.22 to $17.26	$1,482	1.28%	0.10% to 1.55%	10.51% to 11.90%
2015	92	$13.89 to $15.52	$1,374	0.90%	0.00% to 1.45%	1.67% to 3.05%
2014	149	$13.59 to $15.06	$2,170	0.68%	0.00% to 1.55%	6.92% to 8.50%
Fundamental Investors[SM] - Class R-4						
2018	5,236	$17.53 to $20.56	$97,554	1.56%	0.00% to 1.50%	-8.03% to -6.67%
2017	5,519	$19.06 to $22.03	$111,597	1.49%	0.00% to 1.50%	21.48% to 23.28%
2016	5,117	$15.69 to $17.87	$84,728	1.60%	0.00% to 1.50%	10.81% to 12.53%
2015	4,855	$14.16 to $15.88	$72,172	1.44%	0.00% to 1.50%	1.80% to 3.32%
2014	4,638	$13.91 to $15.37	$67,392	1.07%	0.00% to 1.50%	7.25% to 8.93%
American Mutual Fund® - Class R-4						
2018	430	$19.55 to $21.88	$9,173	2.09%	0.00% to 1.40%	-3.46% to -2.15%
2017	364	$20.25 to $22.36	$7,946	2.01%	0.00% to 1.40%	15.91% to 17.62%
2016	251	$17.47 to $19.01	$4,659	2.12%	0.00% to 1.40%	12.56% to 14.11%
2015	193	$15.52 to $16.66	$3,156	2.07%	0.00% to 1.40%	-4.26% to -2.91%
2014	127	$16.21 to $17.16	$2,154	1.97%	0.00% to 1.40%	11.00% to 12.60%

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements

Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
AMG Managers Fairpointe Mid Cap Fund - Class N												
2018	1,202	$18.07	to	$20.57	$22,907	0.34%	0.00%	to	1.50%	-19.80%	to	-18.60%
2017	1,477	$22.53	to	$25.27	$34,886	—	0.00%	to	1.50%	9.85%	to	11.52%
2016	1,865	$16.89	to	$22.66	$38,429	0.33%	0.00%	to	1.50%	22.17%	to	24.10%
2015	2,026	$13.73	to	$18.26	$33,918	0.26%	0.00%	to	1.50%	-11.68%	to	-10.36%
2014	2,535	$15.45	to	$20.37	$47,419	0.11%	0.00%	to	1.50%	8.08%	to	9.69%
Ariel Appreciation Fund - Investor Class												
2018	18	$19.75	to	$23.97	$412	0.85%	0.60%	to	1.90%	-15.60%	to	-14.51%
2017	19	$23.40	to	$28.04	$529	0.82%	0.60%	to	1.90%	12.93%	to	14.40%
2016	21	$20.72	to	$24.51	$506	0.61%	0.60%	to	1.90%	10.57%	to	12.02%
2015	26	$18.74	to	$21.88	$551	0.96%	0.60%	to	1.90%	-8.00%	to	-6.77%
2014	30	$20.37	to	$23.47	$697	0.70%	0.60%	to	1.90%	6.09%	to	7.46%
Ariel Fund - Investor Class												
2018	415	$19.40	to	$33.35	$9,051	0.95%	0.00%	to	1.90%	-15.32%	to	-13.68%
2017	432	$22.81	to	$38.75	$11,013	0.67%	0.00%	to	1.90%	13.71%	to	15.90%
2016	514	$19.98	to	$33.54	$11,259	0.27%	0.00%	to	1.90%	13.39%	to	15.54%
2015	614	$17.55	to	$29.11	$11,649	0.68%	0.00%	to	1.90%	-5.93%	to	-4.07%
2014	590	$18.58	to	$30.44	$11,912	0.60%	0.00%	to	1.90%	8.90%	to	10.91%
Artisan International Fund - Investor Shares												
2018	885	$10.34	to	$18.72	$9,892	1.12%	0.00%	to	1.50%	-12.22%	to	-10.87%
2017	1,026	$11.78	to	$21.22	$13,001	0.73%	0.00%	to	1.50%	29.03%	to	30.99%
2016	1,131	$9.13	to	$16.12	$11,019	1.04%	0.00%	to	1.50%	-11.01%	to	-9.65%
2015	1,338	$10.26	to	$18.07	$14,558	0.47%	0.00%	to	1.50%	-5.26%	to	-3.85%
2014	1,146	$10.83	to	$19.47	$13,092	0.84%	0.00%	to	1.50%	-2.49%	to	-0.99%
BlackRock Equity Dividend Fund - Investor A Shares												
2018	35	$20.48	to	$22.89	$769	1.54%	0.40%	to	1.65%	-8.98%	to	-7.81%
2017	37	$22.49	to	$25.43	$920	1.21%	0.10%	to	1.65%	14.56%	to	16.33%
2016	64	$19.64	to	$21.86	$1,363	1.80%	0.10%	to	1.65%	14.12%	to	15.91%
2015	69	$17.21	to	$18.86	$1,273	1.62%	0.10%	to	1.65%	-2.05%	to	-0.53%
2014	92	$17.57	to	$18.96	$1,697	1.66%	0.10%	to	1.65%	7.26%	to	8.97%

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
BlackRock Health Sciences Opportunities Portfolio - Institutional Shares													
2018		496	$12.32	to	$13.34	$6,535	0.45%	0.00%	to	1.40%	6.75%	to	8.20%
2017		300	$11.54	to	$12.44	$3,677	0.06%	0.05%	to	1.40%	23.42%	to	24.26%
2016		124	$9.35	to	$10.05	$1,228	—	0.10%	to	1.40%	-7.06%	to	-5.81%
2015	12/07/2015	17	$10.07	to	$10.15	$171	(b)	0.10%	to	1.25%		(b)	
2014		(b)		(b)		(b)	(b)		(b)			(b)	
BlackRock Health Sciences Opportunities Portfolio - Investor A Shares													
2018		2,017	$12.15	to	$12.84	$24,939	0.11%	0.00%	to	1.50%	6.39%	to	7.99%
2017		1,777	$11.42	to	$11.89	$20,564	—	0.00%	to	1.50%	22.93%	to	24.76%
2016		1,320	$9.29	to	$9.53	$12,358	—	0.00%	to	1.50%	-7.47%	to	-6.02%
2015	05/05/2015	1,241	$10.04	to	$10.14	$12,497	(b)	0.00%	to	1.50%		(b)	
2014		(b)		(b)		(b)	(b)		(b)			(b)	
BlackRock Mid Cap Dividend Fund - Institutional Shares													
2018		17	$10.92	to	$11.49	$188	2.00%	0.30%	to	1.40%	-10.78%	to	-9.81%
2017		17	$12.24	to	$12.74	$213	1.60%	0.30%	to	1.40%	7.36%	to	8.52%
2016		12	$11.40	to	$11.74	$136	0.78%	0.30%	to	1.40%	21.02%	to	22.42%
2015		7	$9.42	to	$9.59	$66	2.30%	0.30%	to	1.40%	-8.01%	to	-6.99%
2014	08/05/2014	2	$10.24	to	$10.30	$21	(a)	0.40%	to	1.40%		(a)	
BlackRock Mid Cap Dividend Fund - Investor A Shares													
2018		459	$24.59	to	$28.15	$11,923	1.66%	0.10%	to	1.50%	-11.10%	to	-9.83%
2017		500	$27.66	to	$31.22	$14,540	1.15%	0.10%	to	1.50%	6.96%	to	8.44%
2016		570	$25.76	to	$28.79	$15,474	0.45%	0.10%	to	1.55%	20.43%	to	22.20%
2015		566	$21.39	to	$23.72	$12,705	0.74%	0.00%	to	1.55%	-8.29%	to	-6.87%
2014		689	$23.40	to	$25.47	$16,783	0.49%	0.00%	to	1.50%	4.79%	to	6.39%
Bond Fund of America[SM] - Class R-4													
2018		879	$11.40	to	$13.38	$10,636	2.26%	0.00%	to	1.50%	-1.64%	to	-0.07%
2017		857	$11.59	to	$13.39	$10,477	1.86%	0.00%	to	1.50%	1.67%	to	3.16%
2016		850	$11.40	to	$12.98	$10,133	1.73%	0.00%	to	1.50%	1.24%	to	2.77%
2015		861	$11.26	to	$12.63	$10,093	1.98%	0.00%	to	1.50%	-1.23%	to	0.24%
2014		789	$11.40	to	$12.60	$9,317	2.09%	0.00%	to	1.50%	3.92%	to	5.53%

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
Calvert VP SRI Balanced Portfolio													
2018		1,371	$14.99	to	$49.86	$45,323	1.81%	0.00%	to	1.50%	-4.12%	to	-2.66%
2017		1,449	$15.54	to	$51.61	$49,710	1.98%	0.00%	to	1.50%	10.34%	to	11.95%
2016		1,628	$14.00	to	$46.46	$49,756	1.83%	0.00%	to	1.50%	6.22%	to	7.88%
2015		1,695	$13.10	to	$43.45	$49,166	0.12%	0.00%	to	1.50%	-3.67%	to	-2.17%
2014		1,780	$13.52	to	$44.87	$53,491	1.54%	0.00%	to	1.50%	7.95%	to	9.60%
Capital Income Builder® - Class R-4													
2018		448	$10.05	to	$10.62	$4,575	3.48%	0.00%	to	1.50%	-8.47%	to	-7.09%
2017		390	$10.98	to	$11.43	$4,337	3.57%	0.00%	to	1.50%	12.38%	to	14.19%
2016		291	$9.77	to	$10.01	$2,866	3.91%	0.00%	to	1.50%	5.28%	to	6.53%
2015	05/21/2015	35	$9.28	to	$9.34	$330	(b)	0.40%	to	1.50%		(b)	
2014		(b)		(b)		(b)	(b)		(b)			(b)	
Capital World Growth & Income Fund[SM] - Class R-3													
2018		26	$19.94	to	$22.07	$557	1.79%	0.20%	to	1.25%	-11.69%	to	-10.76%
2017		27	$22.58	to	$25.16	$670	1.59%	0.00%	to	1.25%	22.72%	to	24.31%
2016		39	$18.40	to	$20.24	$770	2.06%	0.00%	to	1.25%	4.84%	to	6.14%
2015		46	$17.55	to	$19.07	$850	2.09%	0.00%	to	1.25%	-3.68%	to	-2.51%
2014		41	$18.22	to	$19.56	$775	2.05%	0.00%	to	1.25%	2.36%	to	3.66%
Cohen & Steers Real Estate Securities Fund, Inc. - Class A													
2018	06/04/2018	5	$9.96	to	$10.08	$53	(e)	0.95%	to	1.25%		(e)	
2017		(e)		(e)		(e)	(e)		(e)			(e)	
2016		(e)		(e)		(e)	(e)		(e)			(e)	
2015		(e)		(e)		(e)	(e)		(e)			(e)	
2014		(e)		(e)		(e)	(e)		(e)			(e)	
Cohen & Steers Realty Shares, Inc.													
2018		475	$15.02	to	$16.84	$7,400	3.67%	0.00%	to	1.50%	-5.59%	to	-4.21%
2017		551	$15.91	to	$17.58	$9,057	2.60%	0.00%	to	1.50%	5.50%	to	7.06%
2016		586	$15.08	to	$16.42	$9,073	3.02%	0.00%	to	1.50%	4.00%	to	5.59%
2015		539	$14.50	to	$15.55	$7,976	2.74%	0.00%	to	1.50%	3.48%	to	5.00%
2014		469	$14.01	to	$14.81	$6,678	2.44%	0.00%	to	1.50%	28.18%	to	30.26%

Notes to Financial Statements

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
Columbia[SM] Acorn® Fund - Class A													
2018		3	$22.00	to	$23.31	$58	—	0.80%	to	1.45%	-6.62%	to	-6.01%
2017		3	$23.55	to	$24.80	$63	—	0.80%	to	1.45%		23.94%	
2016		2	$19.46	to	$20.01	$43	—	0.80%	to	1.20%	9.06%	to	9.17%
2015		3	$18.11	to	$18.33	$47	—	0.80%	to	1.00%	-2.84%	to	-2.66%
2014		5	$18.64	to	$18.92	$100	—	0.70%	to	1.00%	-0.48%	to	-0.26%
Columbia[SM] Acorn® Fund - Class Z													
2018		—		$19.79		$5	—		0.80%			-5.85%	
2017		—		$21.02		$3	—		0.80%			24.23%	
2016		—		$16.92		$1	—		0.80%			—	
2015		—		$14.93		$7	—		1.25%			-2.74%	
2014		4		$15.35		$58	—		1.25%			-0.45%	
Columbia Select Mid Cap Value Fund - Class A													
2018		448	$15.03	to	$17.82	$7,411	0.50%	0.00%	to	1.60%	-14.84%	to	-13.48%
2017		472	$17.65	to	$20.40	$9,051	0.93%	0.05%	to	1.60%	11.50%	to	13.05%
2016		513	$15.83	to	$18.02	$8,702	0.72%	0.10%	to	1.60%	12.19%	to	13.83%
2015		569	$14.11	to	$15.83	$8,510	0.27%	0.10%	to	1.60%	-6.68%	to	-5.27%
2014		656	$14.97	to	$16.82	$10,416	0.50%	0.00%	to	1.75%	10.20%	to	11.72%
Columbia Select Mid Cap Value Fund - Institutional Class													
2018		—		$16.82		$2	—		0.80%			-13.92%	
2017		—		$19.54		$2	1.20%		0.80%			12.69%	
2016		—		$17.34		$2	0.98%		0.80%			13.33%	
2015		—		$15.30		$2	—		0.80%			-5.73%	
2014		—		$16.23		$2	—		0.80%			11.47%	
CRM Mid Cap Value Fund - Investor Shares													
2018		11	$24.18	to	$26.00	$296	0.31%	0.70%	to	1.45%	-8.44%	to	-7.74%
2017		12	$26.41	to	$28.18	$351	1.24%	0.70%	to	1.45%	17.33%	to	18.25%
2016		13	$22.33	to	$23.83	$298	—	0.70%	to	1.55%	14.22%	to	15.18%
2015		15	$19.55	to	$21.11	306	1.01%	0.40%	to	1.55%	-4.07%	to	-2.94%
2014		13	$20.38	to	$21.75	$288	0.67%	0.40%	to	1.55%	4.22%	to	5.01%

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)	Total Return[D] (lowest to highest)
Davis Financial Fund - Class Y							
2018		4	$12.40 to $13.68	$51	1.98%	0.30% to 1.25%	-12.61% to -11.80%
2017		3	$14.19 to $15.51	$50	0.55%	0.30% to 1.20%	18.24% to 18.70%
2016		4	$12.06 to $12.14	$50	1.55%	0.75% to 1.05%	14.08% to 14.42%
2015		—	$10.57 to $10.61	$1	—	0.75% to 1.05%	0.86% to 1.14%
2014	08/28/2014	—	$10.48	—	(a)	0.95%	(a)
Delaware Smid Cap Growth Fund - Institutional Class							
2018		870	$13.18	$11,472	—	—	0.46%
2017		714	$13.12	$9,364	—	—	35.40%
2016		475	$9.69	$4,601	0.04%	—	-4.06%
2015	07/14/2015	140	$10.10	$1,410	(b)	—	(b)
2014		(b)	(b)	(b)	(b)	(b)	(b)
Delaware Small Cap Value Fund - Class A							
2018		192	$13.26 to $14.43	$2,656	0.60%	0.00% to 1.50%	-18.80% to -17.59%
2017		238	$16.32 to $17.51	$4,020	0.48%	0.00% to 1.50%	10.04% to 11.40%
2016		176	$14.84 to $15.53	$2,668	0.72%	0.25% to 1.50%	29.17% to 30.72%
2015		85	$11.52 to $11.88	$989	0.71%	0.25% to 1.40%	-7.77% to -6.68%
2014		55	$12.49 to $12.73	$692	0.50%	0.25% to 1.40%	4.07% to 5.12%
DWS Small Cap Growth Fund - Class S							
2018		1	$11.60 to $12.16	$16	—	0.40% to 1.40%	-14.45% to -13.51%
2017		2	$13.56 to $14.06	$31	—	0.40% to 1.40%	19.37% to 20.58%
2016		1	$11.36 to $11.66	$15	—	0.40% to 1.40%	7.37% to 8.36%
2015		3	$10.58 to $10.76	$27	—	0.40% to 1.40%	-3.64% to -2.62%
2014	08/15/2014	2	$10.98 to $11.00	$24	(a)	1.05% to 1.40%	(a)
Deutsche Equity 500 Index Fund - Class S							
2018		22	$28.83	$646	1.74%	1.00%	-5.23%
2017		24	$30.42	$737	1.83%	1.00%	20.19%
2016		30	$25.31	$760	1.89%	1.00%	10.48%
2015		34	$22.91	$783	1.57%	1.00%	0.09%
2014		33	$22.89	$746	1.83%	1.00%	12.15%

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
DFA Inflation-Protected Securities Portfolio - Institutional Class													
2018		100		$10.45		$1,050	2.33%		—			-1.23%	
2017		63		$10.58		$670	2.58%		—			3.22%	
2016		51		$10.25		$525	2.54%		—			4.70%	
2015	07/16/2015	3		$9.79		$34	(b)		—			(b)	
2014		(b)		(b)		(b)	(b)		(b)			(b)	
Emerging Markets Core Equity Portfolio - Institutional Class													
2018		188		$10.73		$2,016	2.34%		—			-15.24%	
2017		138		$12.66		$1,752	2.38%		—			36.57%	
2016		78		$9.27		$723	2.23%		—			12.36%	
2015	07/06/2015	23		$8.25		$186	(b)		—			(b)	
2014		(b)		(b)		(b)	(b)		(b)			(b)	
U.S. Targeted Value Portfolio - Institutional Class													
2018		1,237		$10.57		$13,073	1.11%		—			-15.78%	
2017		1,075		$12.55		$13,492	1.25%		—			9.61%	
2016		783		$11.45		$8,970	1.14%		—			26.80%	
2015	07/14/2015	267		$9.03		$2,412	(b)		—			(b)	
2014		(b)		(b)		(b)	(b)		(b)			(b)	
Dodge & Cox International Stock Fund													
2018		9	$12.59	to	$14.33	$126	2.86%	0.50%	to	1.95%	-19.60%	to	-18.39%
2017		9	$15.65	to	$17.56	$154	1.68%	0.50%	to	1.95%	21.58%	to	23.31%
2016		14	$12.88	to	$14.23	$191	1.57%	0.50%	to	1.95%	6.18%	to	7.72%
2015		26	$12.13	to	$13.21	$331	1.93%	0.50%	to	1.95%	-13.05%	to	-11.82%
2014		27	$13.95	to	$14.98	$393	2.33%	0.50%	to	1.95%	-1.90%	to	-0.47%
Dodge & Cox Stock Fund													
2018		7	$22.95	to	$24.75	$156	1.27%	1.00%	to	1.85%	-8.78%	to	-7.99%
2017		6	$25.16	to	$26.90	$159	1.63%	1.00%	to	1.85%	16.48%	to	17.11%
2016		13	$21.51	to	$23.77	$300	1.46%	0.50%	to	1.95%	18.97%	to	20.66%
2015		17	$18.08	to	$19.70	$328	1.27%	0.50%	to	1.95%	-6.22%	to	-4.97%
2014		15	$19.45	to	$20.73	$302	1.86%	0.50%	to	1.80%	8.46%	to	9.86%

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
Eaton Vance Large-Cap Value Fund - Class R													
2018		—	$22.66	to	$23.78	$2	—	0.20%	to	0.70%	-7.70%	to	-7.22%
2017		—	$24.55	to	$25.63	$2	1.00%	0.20%	to	0.70%	13.71%	to	14.27%
2016		—	$21.59	to	$22.43	$2	1.23%	0.20%	to	0.70%	8.49%	to	9.04%
2015		4	$19.90	to	$20.57	$88	1.10%	0.20%	to	0.70%	-2.02%	to	-1.53%
2014		5	$19.91	to	$20.89	$93	0.89%	0.20%	to	1.05%	9.52%	to	10.47%
EuroPacific Growth Fund® - Class R-3													
2018		149	$8.34	to	$23.60	$3,220	0.88%	0.00%	to	1.55%	-16.79%	to	-15.47%
2017		176	$22.50	to	$27.92	$4,540	0.56%	0.00%	to	1.55%	28.34%	to	30.35%
2016		258	$17.54	to	$21.42	$5,138	0.86%	0.00%	to	1.55%	-1.13%	to	0.37%
2015		314	$17.74	to	$21.34	$6,273	1.32%	0.00%	to	1.55%	-2.63%	to	-1.11%
2014		349	$18.22	to	$21.58	$7,100	0.95%	0.00%	to	1.55%	-4.46%	to	-2.92%
EuroPacific Growth Fund® - Class R-4													
2018		13,659	$10.00	to	$24.42	275,861	1.17%	0.00%	to	1.50%	-16.50%	to	-15.21%
2017		14,398	$11.88	to	$28.80	$348,913	0.95%	0.00%	to	1.50%	28.75%	to	30.77%
2016		14,233	$10.04	to	$22.03	$268,183	1.23%	0.00%	to	1.50%	-0.82%	to	0.69%
2015		14,847	$10.06	to	$21.88	$281,909	1.69%	0.00%	to	1.50%	-2.29%	to	-0.82%
2014		15,222	$10.24	to	$22.06	$295,528	1.33%	0.00%	to	1.50%	-4.13%	to	-2.61%
Federated International Leaders Fund - Institutional Shares													
2018		—	$10.33	to	$10.44	$2	—	0.75%	to	1.15%		-21.27%	
2017	10/04/2017	—		$13.26		—	(d)		0.75%			(d)	
2016		(d)		(d)		(d)	(d)		(d)			(d)	
2015		(d)		(d)		(d)	(d)		(d)			(d)	
2014		(d)		(d)		(d)	(d)		(d)			(d)	
Fidelity Advisor® New Insights Fund - Class I													
2018		149	$13.81	to	$26.83	$2,475	0.24%	0.40%	to	1.85%	-5.94%	to	-4.55%
2017		125	$14.61	to	$28.11	$2,322	0.32%	0.40%	to	1.85%	26.04%	to	27.83%
2016		93	$11.55	to	$21.99	$1,447	0.45%	0.40%	to	1.85%	4.70%	to	6.18%
2015		73	$11.02	to	$20.72	$1,180	0.38%	0.40%	to	1.75%	0.84%	to	2.22%
2014		51	$10.87	to	$20.27	$934	0.24%	0.40%	to	1.95%	7.38%	to	9.10%

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements

Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)	Total Return[D] (lowest to highest)
Fidelity® VIP Equity-Income Portfolio - Initial Class						
2018	6,151	$14.53 to $49.61	$220,603	2.25%	0.00% to 1.95%	-10.09% to -8.29%
2017	7,027	$15.98 to $54.73	$276,235	1.67%	0.00% to 1.95%	10.73% to 12.89%
2016	7,659	$14.29 to $49.04	$269,002	2.22%	0.00% to 1.95%	15.69% to 18.06%
2015	8,455	$12.21 to $42.03	$253,886	3.09%	0.00% to 1.95%	-5.81% to -3.96%
2014	9,616	$12.83 to $44.27	$301,864	2.80%	0.00% to 1.95%	6.58% to 8.75%
Fidelity® VIP Growth Portfolio - Initial Class						
2018	8,082	$19.08 to $63.13	$319,689	0.26%	0.00% to 1.75%	-1.88% to -0.16%
2017	8,634	$19.28 to $63.97	$345,776	0.22%	0.00% to 1.75%	32.78% to 35.13%
2016	8,741	$14.40 to $47.89	$262,156	0.04%	0.00% to 1.75%	-0.99% to 0.85%
2015	9,542	$14.41 to $48.06	$287,422	0.26%	0.00% to 1.75%	5.31% to 7.16%
2014	10,303	$13.57 to $45.36	$292,498	0.19%	0.00% to 1.75%	9.42% to 11.34%
Fidelity® VIP High Income Portfolio - Initial Class						
2018	475	$16.29 to $17.05	$7,738	5.61%	0.95% to 1.50%	-4.75% to -4.16%
2017	512	$17.04 to $17.90	$8,724	4.74%	0.95% to 1.50%	5.36% to 5.70%
2016	699	$16.13 to $16.99	$11,293	5.31%	0.85% to 1.50%	12.89% to 13.67%
2015	732	$14.24 to $15.05	$10,441	6.54%	0.85% to 1.50%	-5.05% to -4.81%
2014	812	$14.94 to $15.85	$12,151	6.10%	0.95% to 1.50%	-0.38% to 0.20%
Fidelity® VIP Overseas Portfolio - Initial Class						
2018	1,349	$9.44 to $27.18	$25,131	1.57%	0.00% to 1.50%	-16.09% to -14.77%
2017	1,508	$11.18 to $31.90	$33,166	1.49%	0.00% to 1.50%	28.35% to 30.24%
2016	1,498	$8.66 to $24.48	$25,749	1.37%	0.00% to 1.50%	-6.49% to -5.00%
2015	1,654	$9.20 to $25.79	$30,265	1.41%	0.00% to 1.50%	2.09% to 3.62%
2014	1,667	$8.96 to $24.80	$29,883	1.30%	0.00% to 1.50%	-9.46% to -8.07%
Fidelity® VIP Contrafund® Portfolio - Initial Class						
2018	21,154	$17.00 to $75.64	$1,099,134	0.73%	0.00% to 1.95%	-8.19% to -6.37%
2017	24,071	$18.33 to $80.79	$1,337,984	1.00%	0.00% to 1.95%	19.53% to 21.89%
2016	26,164	$15.17 to $66.29	$1,197,401	0.78%	0.00% to 1.95%	5.90% to 8.02%
2015	28,502	$14.17 to $61.37	$1,229,525	1.03%	0.00% to 1.95%	-1.28% to 0.68%
2014	32,591	$14.21 to $60.97	$1,379,550	0.95%	0.00% to 1.95%	9.83% to 12.30%

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
Fidelity® VIP Index 500 Portfolio - Initial Class													
2018		4,372	$55.49	to	$56.25	$243,084	2.00%	0.75%	to	1.20%	-5.63%	to	-5.21%
2017		4,314	$58.80	to	$59.34	$253,980	1.85%	0.75%	to	1.20%	20.27%	to	20.71%
2016		4,073	$48.89	to	$49.16	$199,247	1.49%	0.85%	to	1.20%	10.51%	to	10.92%
2015		3,999	$44.24	to	$44.32	$176,926	2.04%	0.85%	to	1.20%		0.14%	
2014		3,986	$44.11	to	$44.18	$176,091	1.67%	0.95%	to	1.20%	12.22%	to	12.50%
Fidelity® VIP Asset Manager Portfolio - Initial Class													
2018		456	$31.75	to	$31.85	$14,470	1.72%	0.95%	to	1.20%	-6.48%	to	-6.24%
2017		482	$33.95	to	$33.97	$16,375	1.73%	0.95%	to	1.20%	12.75%	to	12.82%
2016		652	$30.11	to	$30.27	$19,664	1.42%	0.85%	to	1.20%	1.83%	to	2.19%
2015		723	$29.57	to	$29.62	$21,376	1.61%	0.85%	to	1.20%		1.04%	
2014		759	$29.83	to	$29.88	$22,661	1.50%	0.95%	to	1.20%	4.59%	to	4.81%
Franklin Mutual Global Discovery Fund - Class R													
2018		54	$13.98	to	$26.81	$1,325	1.49%	0.00%	to	1.55%	-12.61%	to	-11.41%
2017		66	$15.65	to	$29.37	$1,799	2.01%	0.20%	to	1.55%	7.65%	to	9.06%
2016		66	$14.25	to	$26.92	$1,664	1.74%	0.20%	to	1.55%	10.56%	to	12.03%
2015		72	$12.84	to	$24.03	$1,629	1.18%	0.20%	to	1.55%	-5.32%	to	-4.00%
2014		108	$13.50	to	$25.31	$2,593	1.88%	0.10%	to	1.55%	3.20%	to	4.55%
Franklin Biotechnology Discovery Fund - Advisor Class													
2018		25	$9.08	to	$12.11	$274	—	0.40%	to	1.40%	-16.70%	to	-15.88%
2017		24	$10.90	to	$14.45	$320	—	0.40%	to	1.40%	17.46%	to	18.63%
2016		20	$9.28	to	$12.39	$232	1.29%	0.30%	to	1.40%	-18.09%	to	-17.25%
2015		21	$11.38	to	$14.85	$304	—	0.40%	to	1.25%	4.46%	to	5.32%
2014	09/10/2014	7	$10.88	to	$14.12	$97	(a)	0.95%	to	1.25%		(a)	
Franklin Natural Resources Fund - Advisor Class													
2018		2	$5.18	to	$5.39	$12	—	0.55%	to	1.40%	-24.60%	to	-23.87%
2017		4	$6.87	to	$7.08	$30	1.43%	0.55%	to	1.40%	-0.87%	to	-0.28%
2016		5	$6.93	to	$7.13	$35	1.82%	0.30%	to	1.40%	33.01%	to	33.90%
2015		1	$5.21	to	$5.25	$5	—	0.85%	to	1.40%	-28.63%	to	-28.28%
2014	08/27/2014	—	$7.30	to	$7.31	$3	(a)	1.15%	to	1.40%		(a)	

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)		Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)		Total Return[D] (lowest to highest)	
Franklin Small-Mid Cap Growth Fund - Class A										
2018		11	$23.15	to $27.89	$278	—	0.20%	to 1.45%	-5.97%	to -4.78%
2017		12	$24.62	to $29.29	$335	—	0.20%	to 1.45%	19.81%	to 21.28%
2016		12	$20.55	to $24.15	$260	—	0.20%	to 1.45%	2.80%	to 4.09%
2015		13	$19.99	to $23.20	$287	—	0.20%	to 1.45%	-3.38%	to -2.15%
2014		14	$20.69	to $23.71	$306	—	0.20%	to 1.45%	5.99%	to 7.29%
Franklin Small Cap Value VIP Fund - Class 2										
2018		2,961	$17.44	to $38.40	$95,726	0.93%	0.00%	to 1.75%	-14.42%	to -12.87%
2017		3,371	$20.20	to $44.07	$126,589	0.50%	0.00%	to 1.75%	8.77%	to 10.66%
2016		3,767	$18.42	to $39.83	$128,525	0.77%	0.00%	to 1.75%	27.90%	to 30.21%
2015		3,901	$14.28	to $30.59	$103,364	0.65%	0.00%	to 1.75%	-8.97%	to -7.37%
2014		4,562	$15.55	to $33.03	$132,108	0.62%	0.00%	to 1.75%	-1.18%	to 0.87%
Goldman Sachs Growth Opportunities Fund - Class IR										
2018		1	$12.41	to $12.91	$16	—	0.40%	to 1.25%	-6.27%	to -5.49%
2017		4	$13.17	to $13.66	$54	—	0.40%	to 1.40%	25.50%	to 26.60%
2016		1	$10.55	to $10.79	$14	—	0.40%	to 1.25%	0.09%	to 1.03%
2015		1	$10.54	to $10.68	$9	—	0.40%	to 1.25%	-6.56%	to -5.82%
2014	08/27/2014	—	$11.28	to $11.29	$3	(a)	1.10%	to 1.25%	(a)	
Growth Fund of America® - Class R-3										
2018		364	$21.85	to $31.67	$9,942	0.18%	0.00%	to 1.55%	-4.74%	to -3.27%
2017		418	$22.81	to $32.74	$11,915	0.14%	0.00%	to 1.55%	23.78%	to 25.73%
2016		523	$18.33	to $26.04	$12,049	0.22%	0.00%	to 1.55%	6.44%	to 8.09%
2015		632	$17.12	to $24.09	$13,745	0.23%	0.00%	to 1.55%	3.41%	to 5.06%
2014		794	$16.46	to $22.93	$16,720	0.03%	0.00%	to 1.55%	7.31%	to 8.93%
Growth Fund of America® - Class R-4										
2018		14,283	$11.19	to $33.05	$402,267	0.53%	0.00%	to 1.50%	-4.43%	to -2.96%
2017		15,034	$11.61	to $34.06	$445,366	0.47%	0.00%	to 1.50%	24.22%	to 26.10%
2016		15,504	$15.94	to $27.01	$368,594	0.55%	0.00%	to 1.50%	6.84%	to 8.43%
2015		16,703	$14.83	to $24.91	$370,151	0.57%	0.00%	to 1.50%	3.77%	to 5.40%
2014		17,901	$14.21	to $23.65	$380,060	0.33%	0.00%	to 1.50%	7.64%	to 9.61%

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
The Hartford Capital Appreciation Fund - Class R4													
2018		—			$20.55	—	—			0.65%	-5.52%		
2017		—			$21.75	—	0.48%			0.65%	20.43%		
2016		—			$18.06	—	0.19%			0.65%	3.44%		
2015		—			$17.46	—	—			0.65%	0.69%		
2014		—			$17.34	—	—			0.65%	6.64%		
The Hartford Dividend And Growth Fund - Class R4													
2018		—			$22.23	$7	—			0.65%	-6.16%		
2017		—			$23.69	$7	1.35%			0.65%	16.99%		
2016		—			$20.25	$6	1.42%			0.65%	13.51%		
2015		—			$17.84	$5	—			0.65%	2.14%		
2014		—			$18.23	$5	—			0.65%	11.64%		
The Hartford International Opportunities Fund - Class R4													
2018		145	$10.09	to	$10.42	$1,479	1.34%	0.25%	to	1.50%	-20.17%	to	-19.11%
2017		106	$12.64	to	$12.87	$1,350	2.17%	0.25%	to	1.50%	22.36%	to	23.82%
2016	01/06/2016	15	$10.33	to	$10.39	$157	(c)	0.40%	to	1.50%	(c)		
2015		(c)	(c)			(c)	(c)	(c)			(c)		
2014		(c)	(c)			(c)	(c)	(c)			(c)		
Income Fund of America® - Class R-3													
2018		42	$19.03	to	$23.98	$907	2.89%	0.00%	to	1.55%	-6.94%	to	-5.63%
2017		56	$20.45	to	$24.67	$1,305	2.58%	0.20%	to	1.55%	11.20%	to	12.70%
2016		61	$18.39	to	$21.89	$1,273	2.47%	0.20%	to	1.55%	8.50%	to	9.94%
2015		106	$16.95	to	$20.39	$2,034	2.66%	0.00%	to	1.55%	-3.36%	to	-1.83%
2014		134	$17.54	to	$20.77	$2,622	2.79%	0.00%	to	1.55%	6.37%	to	8.01%
Ivy Science and Technology Fund - Class Y													
2018		941	$12.65	to	$13.51	$12,191	—	0.05%	to	1.50%	-6.50%	to	-5.13%
2017		719	$13.53	to	$14.24	$9,902	—	0.05%	to	1.50%	30.85%	to	32.46%
2016		291	$10.34	to	$10.73	$3,046	—	0.10%	to	1.50%	0.19%	to	1.61%
2015		180	$10.33	to	$10.56	$1,869	—	0.10%	to	1.40%	-4.53%	to	-3.21%
2014	08/15/2014	3	$10.84	to	$10.85	$31	(a)	0.95%	to	1.15%	(a)		

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements

Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
Janus Henderson Balanced Portfolio - Institutional Shares												
2018	2	$40.21	to	$60.78	$147	2.01%	0.50%	to	1.40%	-0.74%	to	0.18%
2017	3	$40.21	to	$61.13	$151	1.63%	0.50%	to	1.40%	16.80%	to	17.86%
2016	3	$34.19	to	$52.26	$127	2.10%	0.50%	to	1.40%	3.16%	to	4.07%
2015	3	$32.92	to	$50.59	$132	2.15%	0.50%	to	1.40%	-0.79%	to	0.11%
2014	3	$32.95	to	$50.91	$147	2.00%	0.50%	to	1.40%	7.02%	to	7.96%
Janus Henderson Enterprise Portfolio - Institutional Shares												
2018	4	$47.00	to	$72.83	$263	0.35%	0.50%	to	1.25%	-1.66%	to	-0.92%
2017	4	$47.53	to	$74.05	$301	0.63%	0.50%	to	1.25%	25.85%	to	26.79%
2016	4	$37.56	to	$58.85	$238	0.72%	0.45%	to	1.25%	10.97%	to	11.85%
2015	5	$33.67	to	$53.03	$249	0.75%	0.45%	to	1.25%	2.73%	to	3.56%
2014	6	$32.59	to	$51.62	$282	0.33%	0.45%	to	1.50%	10.84%	to	12.00%
Janus Henderson Flexible Bond Portfolio - Institutional Shares												
2018	—	$24.27	to	$32.28	$13	—	0.50%	to	1.25%	-2.24%	to	-1.53%
2017	1	$24.71	to	$33.01	$16	2.95%	0.50%	to	1.25%	2.36%	to	3.11%
2016	—	$24.04	to	$32.26	$14	1.59%	0.50%	to	1.25%	1.19%	to	1.97%
2015	1	$23.58	to	$31.88	$37	2.60%	0.50%	to	1.25%	-1.02%	to	-0.28%
2014	1	$22.03	to	$32.21	$40	2.56%	0.50%	to	1.50%	3.38%	to	4.39%
Janus Henderson Global Research Portfolio - Institutional Shares												
2018	2	$18.89	to	$35.24	$66	1.44%	0.50%	to	1.25%	-8.04%	to	-7.34%
2017	2	$20.42	to	$38.32	$73	0.84%	0.50%	to	1.25%	25.43%	to	26.41%
2016	2	$16.19	to	$30.54	$58	0.94%	0.45%	to	1.25%	0.79%	to	1.62%
2015	3	$15.97	to	$30.30	$72	1.15%	0.45%	to	1.25%	-3.50%	to	-2.74%
2014	4	$16.46	to	$31.40	$102	1.52%	0.45%	to	1.50%	5.87%	to	6.98%
Janus Henderson Research Portfolio - Institutional Shares												
2018	2	$18.47	to	$41.36	$66	—	0.50%	to	1.25%	-3.79%	to	-3.06%
2017	2	$19.13	to	$42.99	$68	0.41%	0.50%	to	1.25%	26.29%	to	27.25%
2016	2	$15.09	to	$34.04	$52	0.41%	0.50%	to	1.25%	-0.76%		
2015	3	$15.15	to	$34.30	$84	1.20%	0.50%	to	1.25%	4.03%	to	4.84%
2014	3	$14.52	to	$35.95	$82	—	0.50%	to	1.25%	11.61%	to	12.40%

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
JPMorgan Equity Income Fund - Select Class													
2018		116	$10.65	to	$13.78	$1,490	2.23%	0.30%	to	1.40%	-5.76%	to	-4.77%
2017		92	$11.26	to	$14.47	$1,259	1.72%	0.30%	to	1.40%	15.93%	to	17.17%
2016		60	$11.99	to	$12.35	$724	2.03%	0.30%	to	1.40%	13.30%	to	14.56%
2015		23	$10.60	to	$10.78	$247	1.90%	0.30%	to	1.35%	-3.64%	to	-2.71%
2014	08/11/2014	6	$11.00	to	$11.03	$68	(a)	0.95%	to	1.25%		(a)	
JPMorgan Government Bond Fund - Select Class													
2018		127	$10.03	to	$10.26	$1,305	1.74%	0.75%	to	0.95%	-0.10%	to	0.10%
2017		64	$10.04	to	$10.25	$653	2.90%	0.75%	to	0.95%		1.49%	
2016		93		$10.10		$942	2.88%		0.85%			0.60%	
2015		96		$10.04		$962	1.87%		0.85%			0.20%	
2014		42		$10.02		$426	1.50%		0.95%			4.59%	
Lazard International Equity Portfolio - Open Shares													
2018		73	$9.87	to	$10.13	$736	2.08%	0.50%	to	1.50%	-14.98%	to	-14.30%
2017		77	$11.55	to	$11.86	$902	1.56%	0.30%	to	1.25%	21.04%	to	22.14%
2016	05/25/2016	29	$9.65	to	$9.77	$278	(c)	0.30%	to	1.25%		(c)	
2015		(c)		(c)		(c)	(c)		(c)			(c)	
2014		(c)		(c)		(c)	(c)		(c)			(c)	
ClearBridge Aggressive Growth Fund - Class I													
2018		37	$11.28	to	$11.90	$429	0.39%	0.05%	to	1.25%	-8.81%	to	-7.75%
2017		48	$12.37	to	$12.90	$601	0.52%	0.05%	to	1.25%	13.28%	to	14.29%
2016		40	$10.92	to	$11.26	$440	0.60%	0.10%	to	1.25%	4.70%	to	5.93%
2015		34	$10.43	to	$10.63	$356	—	0.10%	to	1.25%	-5.35%	to	-4.23%
2014	08/15/2014	9	$11.02	to	$11.10	$96	(a)	0.10%	to	1.25%		(a)	
LKCM Aquinas Catholic Equity Fund													
2018		2		$11.20		$26	—		1.25%			-9.16%	
2017		46	$12.33	to	$12.39	$569	0.28%	0.90%	to	1.25%	19.36%	to	19.71%
2016	07/29/2016	42	$10.33	to	$10.35	$433	(c)	0.90%	to	1.25%		(c)	
2015		(c)		(c)		(c)	(c)		(c)			(c)	
2014		(c)		(c)		(c)	(c)		(c)			(c)	

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
Loomis Sayles Small Cap Value Fund - Retail Class													
2018		535	$17.77	to	$20.31	$10,075	—	0.25%	to	1.50%	-18.04%	to	-16.97%
2017		648	$21.68	to	$25.05	$14,804	—	0.00%	to	1.50%	8.13%	to	9.77%
2016		727	$20.04	to	$22.82	$15,278	0.15%	0.00%	to	1.50%	24.24%	to	26.15%
2015		741	$16.13	to	$18.09	$12,466	0.34%	0.00%	to	1.50%	-5.01%	to	-3.57%
2014		813	$16.98	to	$18.76	$14,315	0.27%	0.00%	to	1.50%	3.47%	to	5.04%
Loomis Sayles Limited Term Government and Agency Fund - Class Y													
2018		42	$9.90	to	$9.93	$415	2.37%	0.95%	to	1.20%	0.20%	to	0.40%
2017		43	$9.88	to	$9.89	$429	1.63%	0.95%	to	1.20%		0.10%	
2016		118	$9.89	to	$9.98	$1,170	2.03%	0.85%	to	1.20%	-0.30%	to	0.10%
2015		121	$9.92	to	$9.97	$1,209	1.64%	0.85%	to	1.20%	-0.70%	to	-0.40%
2014	05/19/2014	37	$9.99	to	$10.01	$373	(a)	0.95%	to	1.20%		(a)	
Lord Abbett Developing Growth Fund - Class A													
2018		4	$27.21	to	$30.68	$108	—	0.20%	to	1.55%	3.46%	to	4.85%
2017		4	$26.30	to	$29.26	$115	—	0.20%	to	1.55%	27.91%	to	29.66%
2016		9	$20.56	to	$22.56	$195	—	0.20%	to	1.55%	-4.19%	to	-2.93%
2015		12	$21.46	to	$23.24	277	—	0.20%	to	1.55%	-10.28%	to	-9.08%
2014		11	$23.92	to	$25.56	$274	—	0.20%	to	1.55%	1.97%	to	3.06%
Lord Abbett Core Fixed Income Fund - Class A													
2018		2	$10.95	to	$11.19	$18	4.76%	1.20%	to	1.45%	-1.88%	to	-1.67%
2017		2	$11.16	to	$11.38	$24	2.37%	1.20%	to	1.45%	1.73%	to	2.06%
2016		2	$10.97	to	$11.15	$24	2.90%	1.20%	to	1.45%	1.29%	to	1.37%
2015		4	$10.83	to	$11.11	$43	0.31%	1.00%	to	1.45%	-1.99%	to	-1.51%
2014		110	$11.05	to	$11.44	$1,258	0.15%	0.70%	to	1.45%	4.64%	to	5.03%
Lord Abbett Short Duration Income Fund - Class R4													
2018		579	$10.12	to	$10.46	$5,944	3.87%	0.25%	to	1.50%	-0.39%	to	0.87%
2017		387	$10.16	to	$10.37	$3,967	3.76%	0.25%	to	1.50%	0.99%	to	2.27%
2016	05/09/2016	256	$10.06	to	$10.14	$2,586	(c)	0.25%	to	1.50%		(c)	
2015		(c)		(c)		(c)	(c)		(c)			(c)	
2014		(c)		(c)		(c)	(c)		(c)			(c)	

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
Lord Abbett Mid Cap Stock Fund - Class A													
2018		35	$18.03	to	$23.98	$790	0.92%	0.20%	to	1.75%	-16.06%	to	-14.71%
2017		36	$21.47	to	$28.34	$936	0.90%	0.20%	to	1.75%	5.19%	to	6.82%
2016		36	$20.42	to	$26.75	$898	0.61%	0.20%	to	1.75%	14.70%	to	16.38%
2015		41	$18.03	to	$23.17	$866	0.89%	0.20%	to	1.65%	-5.16%	to	-3.88%
2014		53	$19.01	to	$24.26	$1,155	0.46%	0.35%	to	1.65%	10.21%	to	11.22%
Lord Abbett Small Cap Value Fund - Class A													
2018		29	$25.58	to	$29.91	$820	—	0.55%	to	1.60%	-13.29%	to	-12.36%
2017		30	$29.49	to	$34.13	$981	—	0.55%	to	1.60%	4.65%	to	5.73%
2016		40	$28.19	to	$32.28	$1,242	—	0.55%	to	1.60%	18.54%	to	19.82%
2015		45	$23.78	to	$26.94	$1,178	—	0.55%	to	1.60%	-2.74%	to	-1.71%
2014		47	$24.45	to	$27.41	$1,254	—	0.55%	to	1.60%	0.29%	to	1.33%
Lord Abbett Fundamental Equity Fund - Class A													
2018		10	$20.31	to	$20.77	$204	1.49%	0.80%	to	1.05%	-9.37%	to	-9.18%
2017		9	$21.64	to	$22.87	$200	1.18%	0.80%	to	1.50%	11.82%	to	12.05%
2016		11	$19.38	to	$20.69	$213	1.19%	0.60%	to	1.55%	14.00%	to	15.07%
2015		17	$17.00	to	$18.41	$294	1.43%	0.20%	to	1.55%	-4.66%	to	-3.36%
2014		14	$17.79	to	$19.05	$265	0.76%	0.20%	to	1.60%	5.27%	to	6.72%
Lord Abbett Series Fund - Mid Cap Stock Portfolio - Class VC													
2018		2,851	$13.50	to	$25.86	$61,697	0.68%	0.10%	to	1.50%	-16.31%	to	-15.13%
2017		3,241	$16.03	to	$30.66	$83,700	0.56%	0.10%	to	1.50%	5.25%	to	6.73%
2016		3,962	$15.14	to	$29.03	$96,369	0.49%	0.10%	to	1.50%	14.66%	to	16.30%
2015		4,314	$13.13	to	$25.24	$91,575	0.58%	0.10%	to	1.50%	-5.21%	to	-3.90%
2014		4,665	$13.77	to	$26.55	$104,586	0.43%	0.00%	to	1.50%	9.87%	to	11.50%
MainStay Large Cap Growth Fund - Class R3													
2018		—	$28.90			$2	—	—					3.07%
2017		—	$28.04			$2	—	—					31.71%
2016		—	$21.29			$2	—	—					-2.92%
2015		—	$21.93			$2	—	—					5.58%
2014		—	$20.77			$2	—	—					9.89%

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
Massachusetts Investors Growth Stock Fund - Class A													
2018		3	$24.98	to	$28.36	$77	1.33%	0.75%	to	1.60%	-0.83%	to	0.04%
2017		3	$25.19	to	$28.35	$73	0.72%	0.75%	to	1.60%	26.65%	to	27.70%
2016		4	$19.89	to	$22.48	$97	0.67%	0.65%	to	1.60%	4.46%	to	5.44%
2015		6	$18.59	to	$22.36	$119	1.43%	0.25%	to	1.80%	-1.41%	to	-0.27%
2014		34	$19.89	to	$22.42	$722	0.58%	0.25%	to	1.35%	10.25%	to	11.21%
Metropolitan West Total Return Bond Fund - Class I													
2018		1,935		$10.49		$20,298	2.72%		—			0.10%	
2017		1,580		$10.48		$16,550	2.15%		—			3.46%	
2016		1,041		$10.13		$10,546	1.90%		—			2.53%	
2015	07/14/2015	368		$9.88		$3,636	(b)		—			(b)	
2014		(b)		(b)		(b)	(b)		(b)			(b)	
Metropolitan West Total Return Bond Fund - Class M													
2018		2,025	$10.03	to	$10.92	$21,058	2.50%	0.00%	to	1.50%		-1.57%	
2017		2,014	$10.19	to	$10.92	$21,142	1.88%	0.00%	to	1.50%	1.59%	to	3.02%
2016		1,738	$10.03	to	$10.60	$17,807	1.64%	0.00%	to	1.50%	0.80%	to	2.32%
2015		1,556	$9.95	to	$10.36	$15,742	1.69%	0.00%	to	1.50%		-1.58%	
2014		1,039	$10.11	to	$10.32	$10,611	1.90%	0.25%	to	1.50%	4.53%	to	5.53%
MFS® New Discovery Fund - Class R3													
2018		9	$13.13	to	$13.53	$116	—	0.75%	to	1.40%	-2.96%	to	-2.55%
2017		8	$13.53	to	$13.83	$107	—	0.80%	to	1.40%	24.43%	to	24.82%
2016		5	$10.93	to	$11.02	$50	—	0.95%	to	1.25%	7.26%	to	7.62%
2015		4	$10.19	to	$10.24	$38	—	0.95%	to	1.25%	-3.32%	to	-3.12%
2014	08/13/2014	—	$10.55	to	$10.57	$1	(a)	0.95%	to	1.20%		(a)	
MFS® International Value Fund - Class R3													
2018		54	$11.75	to	$12.37	$647	1.26%	0.30%	to	1.40%	-10.51%	to	-9.51%
2017		47	$13.13	to	$13.67	$621	1.92%	0.30%	to	1.40%	25.05%	to	25.59%
2016		28	$10.50	to	$10.65	$294	2.32%	0.85%	to	1.40%	2.54%	to	3.00%
2015		9	$10.25	to	$10.34	$90	1.94%	0.85%	to	1.35%	5.02%	to	5.62%
2014	08/15/2014	1	$9.77	to	$9.78	$13	(a)	0.95%	to	1.20%		(a)	

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
Neuberger Berman Genesis Fund - Trust Class													
2018		17	$20.34	to	$21.66	$373	—	0.95%	to	1.70%	-8.30%	to	-7.63%
2017		13	$22.18	to	$24.51	$315	0.08%	0.35%	to	1.70%	13.57%	to	15.07%
2016		31	$19.53	to	$21.30	$640	0.06%	0.35%	to	1.70%	16.04%	to	17.68%
2015		29	$16.83	to	$18.10	$509	—	0.35%	to	1.70%	-1.52%	to	-0.22%
2014		27	$17.09	to	$18.14	$473	—	0.35%	to	1.70%	-1.23%	to	-0.66%
Neuberger Berman Sustainable Equity Fund - Institutional Class													
2018		212		$12.57		$2,662	0.78%		—			-5.63%	
2017		184		$13.32		$2,449	0.99%		—			18.72%	
2016		121		$11.22		$1,355	1.25%		—			10.32%	
2015	07/15/2015	38		$10.17		$385	(b)		—			(b)	
2014		(b)		(b)		(b)	(b)		(b)			(b)	
Neuberger Berman Sustainable Equity Fund - Trust Class													
2018		617	$17.97	to	$21.79	$12,231	0.26%	0.25%	to	1.60%	-7.48%	to	-6.17%
2017		654	$19.04	to	$23.23	$13,921	0.45%	0.00%	to	1.60%	16.55%	to	18.40%
2016		677	$16.23	to	$19.67	$12,306	1.11%	0.00%	to	1.60%	8.16%	to	9.89%
2015		707	$14.90	to	$17.95	$11,809	0.96%	0.00%	to	1.70%	-2.17%	to	-0.56%
2014		786	$15.12	to	$18.09	$13,345	0.92%	0.00%	to	1.90%	8.18%	to	10.29%
New Perspective Fund® - Class R-3													
2018		61	$25.15	to	$30.30	$1,712	0.64%	0.00%	to	1.25%	-7.33%	to	-6.16%
2017		67	$27.14	to	$32.29	$2,010	0.12%	0.00%	to	1.25%	26.88%	to	28.44%
2016		73	$21.39	to	$25.14	$1,718	0.43%	0.00%	to	1.25%	0.23%	to	1.49%
2015		88	$20.96	to	$24.77	$2,071	0.33%	0.00%	to	1.40%	3.56%	to	5.05%
2014		94	$20.24	to	$23.58	$2,112	0.22%	0.00%	to	1.40%	1.40%	to	2.83%
New Perspective Fund® - Class R-4													
2018		6,920	$10.92	to	$32.23	$177,548	1.02%	0.00%	to	1.50%	-7.31%	to	-5.90%
2017		6,826	$11.69	to	$34.25	$189,193	0.46%	0.00%	to	1.50%	26.88%	to	28.87%
2016		5,720	$13.83	to	$26.59	$135,484	0.81%	0.00%	to	1.50%	0.32%	to	1.84%
2015		5,570	$13.70	to	$26.11	$130,637	0.67%	0.00%	to	1.50%	3.74%	to	5.34%
2014		5,427	$13.13	to	$24.79	$121,851	0.59%	0.00%	to	1.50%	1.68%	to	3.20%

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements

	Fund Inception Date [A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio [B]	Expense Ratio [C] (lowest to highest)			Total Return [D] (lowest to highest)		
New World Fund® - Class R-4													
2018		103	$10.16	to	$10.85	$1,095	1.13%	0.00%	to	1.40%	-13.53%	to	-12.34%
2017		86	$11.75	to	$12.32	$1,038	1.51%	0.05%	to	1.40%	30.78%	to	31.88%
2016		35	$8.98	to	$9.30	$324	1.37%	0.10%	to	1.40%	2.39%	to	3.79%
2015		21	$8.77	to	$8.96	$183	0.95%	0.10%	to	1.35%	-7.29%	to	-5.98%
2014	08/13/2014	3	$9.46	to	$9.53	$27	(a)	0.10%	to	1.25%	(a)		
Nuveen Global Infrastructure Fund - Class I													
2018		159	$11.08	to	$11.18	$1,766	2.47%	0.95%	to	1.20%	-8.73%	to	-8.56%
2017		175	$12.14	to	$12.23	$2,125	2.67%	0.95%	to	1.20%	18.21%	to	18.39%
2016		179	$10.27	to	$10.33	$1,841	4.47%	1.00%	to	1.20%	6.54%	to	6.83%
2015		107	$9.64	to	$9.67	$1,029	2.07%	1.00%	to	1.20%	-7.75%	to	-7.55%
2014	05/15/2014	115	$10.45	to	$10.46	$1,197	(a)	1.00%	to	1.20%	(a)		
Oppenheimer Capital Appreciation Fund - Class A													
2018		3	$18.88	to	$19.89	$66	—	0.85%	to	1.20%	-7.09%	to	-6.75%
2017		3	$20.32	to	$21.33	$74	0.01%	0.85%	to	1.20%	25.05%	to	25.47%
2016		4	$16.25	to	$17.00	$64	0.07%	0.85%	to	1.20%	-3.50%	to	-3.19%
2015		5	$16.84	to	$17.56	$85	—	0.85%	to	1.20%	2.00%	to	2.33%
2014		6	$16.51	to	$17.35	$104	—	0.75%	to	1.20%	13.63%	to	14.22%
Oppenheimer Developing Markets Fund - Class A													
2018		4,037	$10.47	to	$95.87	$216,966	0.25%	0.00%	to	1.75%	-13.67%	to	-12.14%
2017		4,354	$12.01	to	$109.12	$268,701	0.34%	0.00%	to	1.75%	32.45%	to	34.81%
2016		3,352	$10.31	to	$80.96	$197,196	0.23%	0.00%	to	1.75%	5.05%	to	6.94%
2015		3,558	$9.74	to	$75.74	$197,414	0.38%	0.00%	to	1.75%	-15.58%	to	-14.07%
2014		3,823	$11.43	to	$88.14	$249,694	0.27%	0.00%	to	1.75%	-6.45%	to	-4.51%
Oppenheimer Developing Markets Fund - Class Y													
2018		3,523	$11.48	to	$12.43	$42,564	0.56%	0.00%	to	1.25%	-13.03%	to	-11.91%
2017		3,726	$13.20	to	$14.11	$51,340	0.67%	0.00%	to	1.25%	33.47%	to	35.15%
2016		3,464	$9.89	to	$10.44	$35,494	0.53%	0.00%	to	1.25%	5.78%	to	7.08%
2015		3,532	$9.35	to	$9.75	$33,914	0.69%	0.00%	to	1.25%	-14.85%	to	-13.79%
2014		3,459	$10.98	to	$11.31	$38,711	0.62%	0.00%	to	1.25%	-5.01%	to	-4.56%

278

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
Oppenheimer Gold & Special Minerals Fund - Class A													
2018		8	$5.27	to	$5.69	$45	0.00%	0.80%	to	1.65%		-14.29%	
2017		8	$6.12	to	$6.92	$52	3.12%	0.20%	to	1.75%	15.04%	to	16.89%
2016		7	$5.32	to	$5.92	$38	8.12%	0.20%	to	1.75%	46.67%	to	48.37%
2015		6	$3.66	to	$3.99	$24	—	0.20%	to	1.65%	-24.09%	to	-23.27%
2014		4	$4.82	to	$5.20	$21	—	0.20%	to	1.75%	-16.75%	to	-15.58%
Oppenheimer International Bond Fund - Class A													
2018		12	$10.99	to	$11.80	$135	4.75%	0.45%	to	1.25%	-7.02%	to	-6.27%
2017		13	$11.82	to	$12.59	$160	3.79%	0.45%	to	1.25%	9.44%	to	10.34%
2016		15	$10.58	to	$11.41	$163	4.02%	0.45%	to	1.55%	4.55%	to	5.45%
2015		5	$10.12	to	$10.64	$54	3.60%	0.70%	to	1.55%	-5.24%	to	-4.40%
2014		5	$10.68	to	$11.13	$57	4.04%	0.70%	to	1.55%	-1.01%	to	-0.36%
Oppenheimer International Growth Fund - Class Y													
2018		55	$8.90	to	$9.32	$492	1.45%	0.40%	to	1.40%	-20.46%	to	-19.72%
2017		42	$11.19	to	$11.61	$474	1.12%	0.40%	to	1.40%	25.17%	to	26.47%
2016		28	$8.94	to	$9.18	$255	1.80%	0.40%	to	1.40%	-3.34%	to	-2.44%
2015		12	$9.27	to	$9.41	$114	1.61%	0.40%	to	1.35%	2.09%	to	2.95%
2014	07/15/2014	1	$9.09	to	$9.11	$10	(a)	0.95%	to	1.20%		(a)	
Oppenheimer International Small-Mid Company Fund - Class Y													
2018		40	$13.29	to	$13.82	$543	0.86%	0.55%	to	1.40%	-10.51%	to	-9.73%
2017		41	$14.85	to	$15.31	$616	1.30%	0.55%	to	1.40%	36.36%	to	37.31%
2016		33	$10.89	to	$11.07	$365	0.58%	0.75%	to	1.40%	-1.63%	to	-1.17%
2015		15	$11.07	to	$11.15	$163	—	0.95%	to	1.40%	13.54%	to	14.12%
2014	08/01/2014	1	$9.75	to	$9.77	$12	(a)	0.95%	to	1.40%		(a)	
Oppenheimer Main Street Fund® - Class A													
2018		81	$10.03	to	$11.60	$910	1.17%	0.75%	to	1.20%	-9.05%	to	-8.57%
2017		64	$10.97	to	$12.72	$796	1.34%	0.75%	to	1.20%	15.34%	to	15.43%
2016	05/13/2016	17		$11.02		$182	(c)		1.20%			(c)	
2015		(c)		(c)		(c)	(c)		(c)			(c)	
2014		(c)		(c)		(c)	(c)		(c)			(c)	

279

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
Oppenheimer Main Street Fund®/VA													
2018		3	$16.25	to	$18.80	$53	1.68%	1.25%	to	1.50%	-9.27%	to	-9.05%
2017		4	$17.91	to	$20.67	$66	1.26%	1.25%	to	1.50%	15.18%	to	15.47%
2016		4	$15.55	to	$17.90	$64	1.09%	1.25%	to	1.50%	9.97%	to	10.22%
2015		5	$14.14	to	$16.24	$66	1.43%	1.25%	to	1.50%	1.80%	to	2.01%
2014		5	$13.89	to	$15.92	$74	1.32%	1.25%	to	1.50%	9.03%	to	9.34%
Oppenheimer Main Street Small Cap Fund®/VA													
2018		1,000	$18.81	to	$29.15	$24,778	0.33%	0.00%	to	1.50%	-11.67%	to	-10.32%
2017		1,058	$21.17	to	$32.83	$29,512	0.87%	0.00%	to	1.50%	12.45%	to	14.17%
2016		1,123	$18.71	to	$29.05	$27,621	0.50%	0.00%	to	1.50%	16.33%	to	18.02%
2015		1,207	$15.99	to	$24.85	$25,350	0.94%	0.00%	to	1.50%	-7.32%	to	-5.91%
2014		1,288	$17.15	to	$26.68	$28,354	0.86%	0.00%	to	1.50%	10.25%	to	12.00%
Oppenheimer Discovery Mid Cap Growth Fund/VA													
2018		1	$8.98	to	$18.34	$14	—	1.25%	to	1.50%	-7.52%	to	-7.28%
2017		2	$9.71	to	$19.78	$16	0.03%	1.25%	to	1.50%	26.93%	to	27.20%
2016		2	$7.65	to	$15.55	$14	—	1.25%	to	1.50%	0.79%	to	1.04%
2015		2	$7.59	to	$15.39	$15	—	1.25%	to	1.50%	4.98%	to	5.34%
2014		2	$7.23	to	$14.61	$15	—	1.25%	to	1.50%	4.33%	to	4.43%
Oppenheimer Global Fund/VA													
2018		6	$25.59	to	$43.91	$231	1.17%	0.50%	to	1.40%	-14.40%	to	-13.61%
2017		6	$25.66	to	$50.83	$283	0.94%	0.50%	to	1.80%	34.21%	to	35.98%
2016		6	$19.12	to	$37.38	$211	0.98%	0.50%	to	1.80%	-1.70%	to	-0.43%
2015		7	$19.45	to	$37.54	$225	1.34%	0.50%	to	1.80%	2.10%	to	3.44%
2014		7	$19.05	to	$36.29	$222	1.24%	0.50%	to	1.80%	0.47%	to	1.77%
Oppenheimer Global Strategic Income Fund/VA													
2018		4	$20.75	to	$23.99	$90	5.41%	0.55%	to	1.25%	-5.60%	to	-4.91%
2017		4	$21.98	to	$25.23	$95	2.30%	0.55%	to	1.25%	4.97%	to	5.70%
2016		4	$20.94	to	$23.87	$90	4.71%	0.55%	to	1.25%	5.23%	to	5.95%
2015		4	$19.90	to	$22.34	$96	6.19%	0.60%	to	1.25%	-3.49%	to	-2.83%
2014		4	$20.62	to	$22.99	$98	4.06%	0.60%	to	1.25%	1.58%	to	2.22%

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements

Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
Parnassus Core Equity Fund[SM] - Investor Shares												
2018	1,677	$11.00	to	$32.37	$32,021	1.07%	0.00%	to	1.40%	-1.58%	to	-0.25%
2017	1,606	$11.12	to	$32.19	$31,131	1.35%	0.05%	to	1.40%	14.93%	to	16.23%
2016	1,499	$16.31	to	$27.64	$25,372	1.04%	0.10%	to	1.40%	8.88%	to	10.30%
2015	1,393	$14.90	to	$25.06	$21,394	2.27%	0.10%	to	1.35%	-1.89%	to	-0.63%
2014	1,120	$15.11	to	$25.22	$17,371	1.75%	0.10%	to	1.35%	12.94%	to	14.18%
Pax Balanced Fund - Investor Class												
2018	2,064	$13.44	to	$21.02	$35,911	2.09%	0.00%	to	1.50%	-5.51%	to	-4.06%
2017	2,193	$14.14	to	$21.91	$40,220	0.60%	0.00%	to	1.50%	11.49%	to	13.17%
2016	2,325	$12.61	to	$19.36	$38,128	1.27%	0.00%	to	1.50%	4.20%	to	5.79%
2015	2,575	$12.03	to	$18.30	$40,388	0.85%	0.00%	to	1.50%	-2.02%	to	-0.54%
2014	2,813	$12.20	to	$18.40	$44,918	0.87%	0.00%	to	1.50%	6.38%	to	7.98%
PIMCO CommodityRealReturn Strategy Fund® - Administrative Class												
2018	257	$5.16	to	$9.22	$1,362	5.64%	0.25%	to	1.50%	-15.50%	to	-14.40%
2017	226	$6.10	to	$10.82	$1,406	7.39%	0.25%	to	1.50%	0.99%	to	2.24%
2016	257	$6.04	to	$6.25	$1,570	0.97%	0.25%	to	1.50%	12.69%	to	14.05%
2015	98	$5.36	to	$5.48	$532	6.23%	0.25%	to	1.50%	-27.07%	to	-26.22%
2014 06/30/2014	2	$7.36	to	$7.38	$14	(a)	0.95%	to	1.25%	(a)		
PIMCO Real Return Portfolio - Administrative Class												
2018	4,614	$9.69	to	$17.35	$70,080	2.46%	0.00%	to	1.60%	-3.75%	to	-2.17%
2017	5,193	$10.03	to	$17.74	$81,690	2.31%	0.00%	to	1.60%	2.02%	to	3.65%
2016	6,498	$9.79	to	$17.12	$98,105	2.28%	0.00%	to	1.60%	3.49%	to	5.22%
2015	6,996	$9.42	to	$16.27	$101,300	3.87%	0.00%	to	1.60%	-4.23%	to	-2.69%
2014	8,463	$9.80	to	$16.72	$127,404	1.43%	0.00%	to	1.60%	1.43%	to	3.11%
Pioneer Equity Income Fund - Class Y												
2018	689	$10.09	to	$17.43	$11,896	2.51%	0.75%	to	0.95%	-9.51%	to	-9.36%
2017	795	$11.15	to	$19.23	$15,188	1.68%	0.75%	to	0.95%	14.26%		
2016	848	$16.83			$14,268	2.10%	0.85%			18.44%		
2015	726	$14.21			$10,306	2.05%	0.85%			-0.28%		
2014	592	$14.25			$8,438	2.94%	0.95%			12.12%		

281

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)		Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)		Total Return[D] (lowest to highest)	
Pioneer High Yield Fund - Class A										
2018		37	$16.87	to $21.26	$722	5.26%	0.20%	to 1.75%	-4.85%	to -3.32%
2017		39	$17.73	to $21.99	$799	5.56%	0.20%	to 1.75%	5.66%	to 7.27%
2016		62	$16.78	to $20.50	$1,175	4.98%	0.20%	to 1.75%	12.17%	to 13.89%
2015		102	$14.96	to $18.00	$1,727	4.91%	0.20%	to 1.75%	-6.56%	to -5.06%
2014		112	$16.01	to $18.96	$2,023	4.31%	0.20%	to 1.75%	-1.90%	to -0.37%
Pioneer Strategic Income Fund - Class A										
2018		41	$12.50	to $14.23	$562	3.25%	0.20%	to 1.65%	-3.55%	to -2.06%
2017		34	$12.86	to $14.53	$483	2.82%	0.20%	to 1.75%	3.38%	to 4.99%
2016		74	$12.44	to $13.84	$992	3.08%	0.20%	to 1.75%	5.83%	to 7.37%
2015		94	$11.83	to $12.89	$1,189	3.70%	0.20%	to 1.65%	-3.02%	to -1.60%
2014		105	$12.15	to $13.10	$1,354	3.84%	0.20%	to 1.75%	3.17%	to 4.38%
Pioneer Equity Income VCT Portfolio - Class I										
2018		—	$26.03		—	—	1.05%		-9.52%	
2017		—	$28.77		—	1.70%	1.05%		14.26%	
2016		—	$25.18		—	5.57%	1.05%		18.55%	
2015		3	$21.24		$56	3.08%	1.05%		-0.56%	
2014	10/06/2014	—	$21.36		$9	(a)	1.05%		(a)	
Pioneer High Yield VCT Portfolio - Class I										
2018		770	$16.00	to $22.06	14,827	4.71%	0.10%	to 1.50%	-4.72%	to -3.42%
2017		991	$16.70	to $22.84	20,189	4.55%	0.10%	to 1.50%	5.60%	to 7.13%
2016		1,026	$15.71	to $21.32	$19,606	4.78%	0.00%	to 1.50%	12.48%	to 14.20%
2015		1,115	$13.88	to $18.68	$18,835	4.92%	0.00%	to 1.50%	-5.37%	to -3.90%
2014		1,311	$14.58	to $19.47	$23,270	4.92%	0.00%	to 1.50%	-1.41%	to 0.07%
PGIM Jennison Utility Fund - Class Z										
2018		11	$11.03	to $12.24	$128	2.58%	0.75%	to 1.40%	0.27%	to 0.89%
2017		9	$11.00	to $12.14	$105	2.14%	0.70%	to 1.40%	12.75%	to 13.25%
2016		8	$9.84	to $10.72	$79	2.31%	0.80%	to 1.25%	14.49%	to 14.90%
2015		5	$8.58	to $9.26	$42	3.08%	0.95%	to 1.25%	-13.55%	to -13.32%
2014	08/14/2014	2	$9.91	to $10.70	$23	(a)	0.95%	to 1.25%	(a)	

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
Columbia Large Cap Value Fund - Advisor Class													
2018		898	$9.22	to	$16.44	$8,331	3.79%	0.00%	to	1.50%	-11.34%	to	-11.23%
2017		—	$18.25	to	$18.52	$5	1.81%	0.35%	to	0.50%	16.24%	to	16.48%
2016		7	$15.70	to	$15.90	$112	1.65%	0.35%	to	0.50%			14.47%
2015		7	$13.62	to	$14.15	$101	1.86%	0.10%	to	0.60%	-2.64%	to	-2.14%
2014		8	$13.99	to	$14.46	$114	—	0.10%	to	0.60%			—
Royce Total Return Fund - K Class													
2018		—		$8.77		$3	(f)		1.10%				(f)
2017		—		$23.02		$3	0.36%		1.20%				11.91%
2016		—		$20.56		$2	(f)		1.20%				(f)
2015		—		$16.40		$2	—		1.40%				8.84%
2014		—		$17.99		$2	—		1.40%				0.39%
Ave Maria Rising Dividend Fund													
2018		430	$11.18	to	$11.71	$4,894	1.40%	0.25%	to	1.50%	-6.29%	to	-5.03%
2017		387	$11.93	to	$12.33	$4,677	1.18%	0.25%	to	1.50%	15.15%	to	16.54%
2016		389	$10.36	to	$10.58	$4,066	1.82%	0.25%	to	1.50%	13.60%	to	15.02%
2015	09/15/2015	48	$9.12	to	$9.20	$437	(b)	0.25%	to	1.50%	(b)		
2014		(b)		(b)		(b)	(b)		(b)				(b)
SMALLCAP World Fund® - Class R-4													
2018		1,366	$10.38	to	$18.05	$20,382	—	0.00%	to	1.50%	-11.04%	to	-9.70%
2017		1,385	$11.60	to	$19.99	$23,121	0.37%	0.00%	to	1.50%	25.00%	to	26.84%
2016		1,050	$13.84	to	$15.76	$15,154	—	0.00%	to	1.50%	4.14%	to	5.77%
2015		1,064	$13.29	to	$14.90	$14,703	—	0.00%	to	1.50%	1.14%	to	2.62%
2014		872	$13.14	to	$14.52	$11,841	—	0.00%	to	1.50%	0.31%	to	1.82%
T. Rowe Price Institutional Large-Cap Growth Fund													
2018		1,833		$16.46		$30,175	0.29%		—				4.31%
2017		1,590		$15.78		$25,083	0.29%		—				37.82%
2016		1,130		$11.45		$12,935	0.35%		—				2.88%
2015	07/14/2015	358		$11.13		$3,984	(b)		—				(b)
2014		(b)		(b)		(b)	(b)		(b)				(b)

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
T. Rowe Price Mid-Cap Value Fund - R Class													
2018		27	$26.00	to	$31.56	$788	0.42%	0.00%	to	1.30%	-12.22%	to	-11.07%
2017		34	$29.62	to	$35.49	$1,113	0.49%	0.00%	to	1.30%	10.31%	to	10.67%
2016		41	$28.45	to	$31.54	$1,228	0.49%	0.10%	to	0.90%	22.63%	to	23.29%
2015		37	$23.20	to	$25.82	$910	0.62%	0.00%	to	0.90%	-4.76%	to	-3.91%
2014		41	$24.23	to	$26.87	$1,035	0.41%	0.00%	to	0.95%	9.05%	to	10.03%
T. Rowe Price Value Fund - Advisor Class													
2018		19	$20.49			$399	1.22%	1.00%			-10.56%		
2017		18	$22.91			$418	1.06%	1.00%			17.49%		
2016		15	$19.50			$301	1.52%	1.00%			9.61%		
2015		14	$17.79			$254	1.37%	1.00%			-2.95%		
2014		18	$18.33			$330	0.98%	1.00%			12.04%		
TCW Total Return Bond Fund - Class N													
2018		614	$9.91	to	$10.48	$6,183	3.33%	0.00%	to	1.50%	-1.00%	to	0.48%
2017		593	$9.97	to	$10.43	$6,006	2.58%	0.00%	to	1.50%	1.52%	to	3.06%
2016		597	$9.79	to	$10.12	$5,929	2.78%	0.00%	to	1.50%	-0.30%	to	1.20%
2015	09/11/2015	249	$9.90	to	$10.00	$2,471	(b)	0.00%	to	1.50%	(b)		
2014		(b)		(b)		(b)	(b)		(b)			(b)	
Templeton Foreign Fund - Class A													
2018		25	$10.97	to	$18.48	$423	2.43%	0.20%	to	1.65%	-16.40%	to	-15.15%
2017		24	$12.79	to	$21.78	$495	1.35%	0.20%	to	1.65%	15.20%	to	16.85%
2016		29	$11.04	to	$18.64	$510	1.86%	0.20%	to	1.65%	9.80%	to	11.42%
2015		32	$10.00	to	$16.73	$499	0.76%	0.20%	to	1.65%	-8.63%	to	-7.31%
2014		94	$10.72	to	$18.05	$1,602	2.69%	0.20%	to	1.65%	-12.24%	to	-11.23%
Templeton Global Bond Fund - Advisor Class													
2018		2,147	$11.41	to	$11.75	$24,501	6.51%	0.00%	to	0.45%	0.97%	to	1.47%
2017		2,464	$11.30	to	$11.58	$27,852	3.58%	0.00%	to	0.45%	2.17%	to	2.66%
2016		2,462	$11.06	to	$11.28	$27,244	2.62%	0.00%	to	0.45%	6.14%	to	6.62%
2015		3,070	$10.42	to	$10.58	$32,007	3.33%	0.00%	to	0.45%	-4.49%	to	-4.08%
2014		3,491	$10.91	to	$11.03	$38,088	6.75%	0.00%	to	0.45%	1.39%	to	1.85%

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
Templeton Global Bond Fund - Class A													
2018		5,240	$10.76	to	$38.41	$118,332	6.18%	0.00%	to	1.50%	-0.25%	to	1.27%
2017		5,561	$10.77	to	$37.93	$127,026	3.29%	0.00%	to	1.50%	0.85%	to	2.36%
2016		5,636	$10.67	to	$37.06	$129,353	2.38%	0.00%	to	1.50%	4.65%	to	6.26%
2015		6,518	$10.19	to	$34.89	$144,039	3.04%	0.00%	to	1.50%	-5.71%	to	-4.23%
2014		7,637	$10.79	to	$36.44	$180,054	6.35%	0.00%	to	1.50%	0.09%	to	1.52%
Third Avenue Real Estate Value Fund - Institutional Class													
2018		4	$9.95	to	$10.23	$42	1.67%	0.65%	to	1.25%	-20.91%	to	-20.42%
2017		6	$12.58	to	$12.83	$78	1.37%	0.70%	to	1.25%	20.73%	to	21.23%
2016		3	$10.42	to	$10.55	$32	1.04%	0.80%	to	1.25%	4.51%	to	4.98%
2015		2	$9.99	to	$10.05	$19	—	0.80%	to	1.15%	-4.77%	to	-4.38%
2014	08/27/2014	—	$10.49	to	$10.50	$4	(a)	0.95%	to	1.15%		(a)	
Thornburg International Value Fund - Class R4													
2018		—		$12.19		$2	—		1.15%			-21.00%	
2017		—		$15.43		$3	0.75%		1.15%			23.64%	
2016		—		$12.48		$3	0.29%		1.15%			-3.85%	
2015		4	$12.98	to	$13.41	$51	—	0.60%	to	1.15%	5.10%	to	5.67%
2014		4	$12.35	to	$12.69	$45	—	0.60%	to	1.15%		-6.42%	
Touchstone Value Fund - Institutional Class													
2018		985		$12.21		$12,022	2.08%		—			-5.35%	
2017		804		$12.90		$10,377	2.02%		—			14.36%	
2016		555		$11.28		$6,257	3.02%		—			13.48%	
2015	07/14/2015	160		$9.94		$1,586	(b)		—			(b)	
2014		(b)		(b)		(b)	(b)		(b)			(b)	
USAA Precious Metals and Minerals Fund - Adviser Shares													
2018		4,033	$3.17	to	$3.49	$13,275	—	0.25%	to	1.50%	-13.55%	to	-12.31%
2017		3,528	$3.66	to	$3.98	$13,321	—	0.25%	to	1.50%	7.96%	to	9.37%
2016		4,024	$3.39	to	$3.70	$14,039	5.37%	0.00%	to	1.50%	43.64%	to	46.25%
2015		2,989	$2.36	to	$2.53	$7,214	—	0.00%	to	1.50%	-27.66%	to	-26.45%
2014		2,743	$3.26	to	$3.44	$9,095	1.41%	0.00%	to	1.50%	-9.70%	to	-8.51%

Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)		Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)		Total Return[D] (lowest to highest)	
Vanguard® Total Bond Market Index Fund - Investor Shares									
2018 5/25/2018	—	$10.16		—	(e)	1.00%		(e)	
2017	(e)	(e)		(e)	(e)	(e)		(e)	
2016	(e)	(e)		(e)	(e)	(e)		(e)	
2015	(e)	(e)		(e)	(e)	(e)		(e)	
2014	(e)	(e)		(e)	(e)	(e)		(e)	
Diversified Value Portfolio									
2018	5	$19.91	to $23.22	$112	2.59%	0.95%	to 2.00%	-10.92%	to -10.00%
2017	5	$22.35	to $25.80	$120	(e)	0.95%	to 2.00%	10.92%	to 12.13%
2016	4	$20.15	to $23.01	$103	(e)	0.95%	to 2.00%	10.71%	to 11.86%
2015	6	$18.20	to $20.57	$116	(e)	0.95%	to 2.00%	-4.36%	to -3.38%
2014	5	$19.03	to $21.29	$116	(e)	0.95%	to 2.00%	7.64%	to 8.79%
Equity Income Portfolio									
2018	6	$23.98	to $27.37	$169	2.24%	1.10%	to 2.00%	-7.84%	to -7.00%
2017	6	$26.02	to $29.43	$188	2.40%	1.10%	to 2.00%	15.90%	to 16.97%
2016	8	$22.45	to $25.16	$199	2.61%	1.10%	to 2.00%	12.81%	to 13.67%
2015	11	$19.90	to $22.37	$237	2.47%	1.00%	to 2.00%	-1.14%	to -0.13%
2014	11	$20.13	to $22.40	$249	2.43%	1.00%	to 2.00%	9.16%	to 10.29%
Small Company Growth Portfolio									
2018	2	$25.58	to $29.83	$47	—	0.95%	to 2.00%	-9.10%	to -8.16%
2017	1	$28.14	to $32.48	$46	0.45%	0.95%	to 2.00%	21.01%	to 22.29%
2016	1	$23.25	to $26.56	$33	0.32%	0.95%	to 2.00%	12.65%	to 13.84%
2015	1	$20.64	to $23.33	$26	—	0.95%	to 2.00%	-4.67%	to -3.67%
2014	1	$21.65	to $24.22	$24	—	0.95%	to 2.00%	1.36%	to 2.41%
Victory Integrity Small-Cap Value Fund - Class Y									
2018	39	$10.77	to $11.49	$435	0.52%	0.00%	to 1.40%	-19.69%	to -18.63%
2017	24	$13.41	to $14.06	$332	0.06%	0.05%	to 1.40%	10.83%	to 11.47%
2016	9	$12.10	to $12.52	$115	0.36%	0.10%	to 1.40%	22.85%	to 24.21%
2015	5	$9.89	to $10.08	$45	—	0.10%	to 1.25%	-7.83%	to -6.75%
2014 08/22/2014	1	$10.75	to $10.81	$6	(a)	0.10%	to 0.95%	(a)	

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
Victory Sycamore Established Value Fund - Class A													
2018		366	$9.87	to	$11.84	$4,299	1.05%	0.75%	to	1.20%	-11.34%	to	-10.84%
2017		266	$11.07	to	$13.31	$3,525	0.68%	0.75%	to	1.20%		14.35%	
2016	05/19/2016	144		$11.64		$1,674	(c)		1.20%			(c)	
2015		(c)		(c)		(c)	(c)		(c)			(c)	
2014		(c)		(c)		(c)	(c)		(c)			(c)	
Victory Sycamore Small Company Opportunity Fund - Class R													
2018		—	$23.87	to	$24.85	$8	—	0.60%	to	1.05%	-9.75%	to	-9.31%
2017		2	$26.44	to	$27.40	$53	0.32%	0.60%	to	1.05%		10.12%	
2016		2	$23.86	to	$24.61	$38	0.13%	0.70%	to	1.15%	27.87%	to	28.29%
2015		1	$18.66	to	$19.10	$28	—	0.75%	to	1.15%	-2.05%	to	-1.70%
2014		1	$19.05	to	$19.38	$25	—	0.80%	to	1.15%	4.96%	to	5.33%
Voya Balanced Portfolio - Class I													
2018		6,211	$13.99	to	$56.10	$208,684	2.30%	0.00%	to	1.95%	-8.67%	to	-6.82%
2017		7,043	$15.15	to	$60.77	$252,764	2.56%	0.00%	to	1.95%	12.48%	to	14.73%
2016		7,897	$13.32	to	$53.47	$250,957	1.78%	0.00%	to	1.95%	5.66%	to	7.83%
2015		8,705	$12.47	to	$50.06	$259,147	2.01%	0.00%	to	1.95%	-3.72%	to	-1.85%
2014		9,743	$12.82	to	$51.49	$299,629	1.64%	0.00%	to	1.95%	4.09%	to	6.20%
Voya Large Cap Value Fund - Class A													
2018		4	$13.99	to	$14.63	$60	1.05%	0.45%	to	1.20%	-9.27%	to	-8.56%
2017		8	$15.42	to	$16.00	$131	2.05%	0.45%	to	1.20%	11.98%	to	12.83%
2016		4	$13.77	to	$14.18	$60	2.19%	0.45%	to	1.20%	12.12%	to	12.72%
2015		7	$12.32	to	$12.58	$88	4.21%	0.45%	to	1.15%		-5.35%	
2014		—		$13.27		$7	—		0.50%			9.04%	
Voya Real Estate Fund - Class A													
2018		25	$23.73	to	$29.90	$678	2.93%	0.00%	to	1.55%	-9.70%	to	-8.28%
2017		25	$26.28	to	$32.60	$755	2.88%	0.00%	to	1.55%	3.18%	to	4.79%
2016		29	$25.47	to	$31.11	$841	2.82%	0.00%	to	1.55%	1.84%	to	3.42%
2015		49	$25.01	to	$30.08	$1,406	2.51%	0.00%	to	1.55%	1.42%	to	3.01%
2014		73	$24.66	to	$29.20	$2,025	2.34%	0.00%	to	1.55%	28.17%	to	30.12%

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
Voya Floating Rate Fund - Class A													
2018		229	$10.02	to	$10.48	$2,318	4.21%	0.75%	to	1.20%	-1.42%	to	-0.99%
2017		75	$10.12	to	$10.61	$775	3.55%	0.75%	to	1.20%	1.24%	to	1.34%
2016	06/01/2016	14		$10.47		$149	(c)		1.20%			(c)	
2015		(c)		(c)		(c)	(c)		(c)			(c)	
2014		(c)		(c)		(c)	(c)		(c)			(c)	
Voya GNMA Income Fund - Class A													
2018		197	$9.89	to	$18.47	$2,539	2.39%	0.20%	to	1.55%	-0.68%	to	0.60%
2017		228	$9.93	to	$18.36	$2,981	2.47%	0.25%	to	1.55%	-0.08%	to	1.27%
2016		239	$9.90	to	$18.13	$3,178	2.92%	0.25%	to	1.55%	0.08%	to	1.40%
2015		240	$10.94	to	$17.88	$3,252	3.03%	0.00%	to	1.55%	0.00%	to	1.59%
2014		257	$10.94	to	$17.64	$3,484	3.42%	0.00%	to	1.55%	3.27%	to	4.95%
Voya Intermediate Bond Fund - Class A													
2018		52	$13.80	to	$17.38	$836	2.91%	0.00%	to	1.55%	-2.13%	to	-0.63%
2017		50	$14.10	to	$17.49	$815	2.92%	0.00%	to	1.55%	2.92%	to	4.48%
2016		48	$13.70	to	$16.74	$743	2.91%	0.00%	to	1.55%	2.16%	to	3.78%
2015		93	$13.41	to	$16.13	$1,395	2.27%	0.00%	to	1.55%	-1.25%	to	0.31%
2014		118	$13.58	to	$16.08	$1,774	2.70%	0.00%	to	1.55%	4.86%	to	6.49%
Voya Intermediate Bond Portfolio - Class I													
2018		14,410	$13.68	to	$113.27	$404,454	3.62%	0.00%	to	1.95%	-2.49%	to	-0.52%
2017		16,272	$14.03	to	$115.08	$455,985	3.34%	0.00%	to	1.95%	2.98%	to	5.04%
2016		17,504	$13.62	to	$110.70	$463,454	2.34%	0.00%	to	1.95%	2.25%	to	4.35%
2015		18,559	$13.31	to	$107.22	$477,808	4.03%	0.00%	to	1.95%	-1.33%	to	0.63%
2014		13,747	$13.45	to	$107.70	$351,128	3.27%	0.00%	to	1.95%	4.57%	to	6.63%
Voya Intermediate Bond Portfolio - Class S													
2018		138		$15.28		$2,103	3.42%		0.35%			-1.16%	
2017		170		$15.46		$2,627	3.16%		0.35%			4.39%	
2016		178		$14.81		$2,631	2.19%		0.35%			3.86%	
2015		187		$14.26		$2,668	4.66%		0.35%			-0.14%	
2014		69		$14.28		$981	3.04%		0.35%			6.17%	

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements

Fund	Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
Voya Global Perspectives® Portfolio - Class I													
2018		181	$10.07	to	$11.06	$1,944	3.05%	0.40%	to	1.50%	-8.58%	to	-7.53%
2017		204	$10.93	to	$12.03	$2,388	1.65%	0.25%	to	1.50%	13.20%	to	14.68%
2016		509	$10.15	to	$10.49	$5,274	3.50%	0.25%	to	1.50%	5.28%	to	6.61%
2015		236	$9.64	to	$9.84	$2,295	2.92%	0.25%	to	1.50%	-4.84%	to	-3.62%
2014	05/12/2014	91	$10.13	to	$10.21	$922	(a)	0.25%	to	1.50%	(a)		
Voya High Yield Portfolio - Adviser Class													
2018		3		$13.28		$41	5.00%		0.35%		-3.84%		
2017		3		$13.81		$39	6.55%		0.35%		5.42%		
2016		3		$13.10		$39	7.07%		0.35%		13.81%		
2015		3		$11.51		$34	5.13%		0.35%		-2.70%		
2014		4		$11.83		$44	6.67%		0.35%		0.51%		
Voya High Yield Portfolio - Institutional Class													
2018		2,437	$12.72	to	$19.54	$35,318	6.01%	0.00%	to	1.20%	-4.12%	to	-2.97%
2017		2,630	$13.17	to	$20.29	$39,407	7.22%	0.00%	to	1.20%	5.29%	to	6.56%
2016		2,242	$12.41	to	$19.19	$31,164	6.85%	0.00%	to	1.20%	13.51%	to	14.88%
2015		2,230	$10.85	to	$16.85	$27,564	6.30%	0.00%	to	1.20%	-3.03%	to	-1.87%
2014		2,381	$11.11	to	$17.32	$31,277	6.41%	0.00%	to	1.20%	0.23%	to	1.45%
Voya High Yield Portfolio - Service Class													
2018		993	$17.62	to	$22.29	$19,881	5.77%	0.10%	to	1.50%	-4.63%	to	-3.31%
2017		1,042	$18.37	to	$23.09	$21,758	6.92%	0.00%	to	1.50%	4.63%	to	6.18%
2016		1,084	$17.45	to	$22.28	$21,510	6.58%	0.00%	to	1.50%	12.86%	to	14.60%
2015		1,120	$15.36	to	$19.45	$19,604	6.16%	0.00%	to	1.50%	-3.48%	to	-2.03%
2014		1,361	$15.82	to	$19.86	$24,624	6.21%	0.00%	to	1.50%	-0.35%	to	1.21%
Voya Large Cap Growth Portfolio - Adviser Class													
2018		3		$24.08		$78	—		0.35%		-2.39%		
2017		6		$24.67		$143	0.07%		0.35%		28.56%		
2016		6		$19.19		$121	—		0.35%		2.95%		
2015		9		$18.64		$163	—		0.35%		5.37%		
2014		12		$17.69		$210	—		0.35%		12.60%		

Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		

Voya Large Cap Growth Portfolio - Institutional Class

2018	20,013	$22.96	to	$32.64	$483,586	0.67%	0.00%	to	1.50%	-2.97%	to	-1.48%
2017	21,642	$23.65	to	$33.45	$535,736	0.64%	0.00%	to	1.50%	27.82%	to	29.71%
2016	22,383	$18.51	to	$26.03	$430,272	0.55%	0.00%	to	1.50%	2.43%	to	4.00%
2015	23,787	$18.07	to	$25.28	$443,531	0.57%	0.00%	to	1.50%	4.78%	to	6.38%
2014	24,580	$17.24	to	$23.99	$434,528	0.38%	0.00%	to	1.50%	11.88%	to	13.62%

Voya Large Cap Growth Portfolio - Service Class

2018	460	$15.60	to	$38.16	$12,694	0.41%	0.00%	to	1.50%	-3.24%	to	-1.75%
2017	422	$15.94	to	$38.84	$11,802	0.40%	0.00%	to	1.50%	27.53%	to	29.42%
2016	321	$12.36	to	$30.01	$6,892	0.28%	0.00%	to	1.50%	2.16%	to	3.70%
2015	290	$11.96	to	$28.94	$5,927	0.35%	0.00%	to	1.50%	4.52%	to	6.12%
2014	286	$11.31	to	$27.27	$5,413	0.24%	0.00%	to	1.35%	11.79%	to	13.35%

Voya Large Cap Value Portfolio - Adviser Class

2018	1			$12.64	$15	—			0.35%			-8.67%
2017	1			$13.84	$21	1.85%			0.35%			12.43%
2016	2			$12.31	$21	1.80%			0.35%			12.83%
2015	2			$10.91	$21	—			0.35%			-5.38%
2014	2			$11.53	$24	—			0.35%			8.98%

Voya Large Cap Value Portfolio - Institutional Class

2018	17,753	$13.34	to	$17.66	$267,860	2.01%	0.00%	to	1.95%	-9.62%	to	-7.78%
2017	20,269	$14.76	to	$19.15	$335,852	2.43%	0.00%	to	1.95%	11.31%	to	13.52%
2016	22,298	$13.26	to	$16.87	$328,460	2.34%	0.00%	to	1.95%	11.70%	to	13.93%
2015	24,918	$11.87	to	$14.81	$325,457	1.84%	0.00%	to	1.95%	-6.39%	to	-4.45%
2014	27,820	$12.68	to	$15.50	$384,229	2.12%	0.00%	to	1.95%	7.95%	to	10.09%

Voya Large Cap Value Portfolio - Service Class

2018	85	$12.93	to	$16.36	$1,241	1.70%	0.10%	to	1.40%	-9.33%	to	-8.06%
2017	107	$14.26	to	$17.09	$1,692	2.17%	0.10%	to	1.40%	11.67%	to	13.08%
2016	118	$12.77	to	$15.16	$1,668	2.15%	0.10%	to	1.45%	12.02%	to	13.49%
2015	132	$11.44	to	$13.48	$1,658	1.74%	0.10%	to	1.55%	-6.12%	to	-4.77%
2014	126	$12.15	to	$14.19	$1,681	1.97%	0.10%	to	1.55%	7.99%	to	9.40%

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
Voya Limited Maturity Bond Portfolio - Adviser Class													
2018		1		$10.19		$15	—	0.35%					0.39%
2017		1		$10.15		$11	1.36%	0.35%					0.59%
2016		1		$10.09		$10	0.48%	0.35%					0.50%
2015		4		$10.04		$37	—	0.35%					-0.20%
2014		2		$10.06		$19	—	0.35%					—
Voya U.S. Stock Index Portfolio - Institutional Class													
2018		1,301	$19.90	to	$29.54	$28,279	1.86%	0.00%	to	1.40%	-5.94%	to	-4.65%
2017		1,271	$20.95	to	$30.98	$29,429	1.95%	0.00%	to	1.40%	19.76%	to	21.49%
2016		1,028	$17.33	to	$25.50	$20,177	2.18%	0.00%	to	1.40%	10.10%	to	11.65%
2015		842	$15.59	to	$22.84	$15,178	1.74%	0.00%	to	1.40%	-0.26%	to	1.11%
2014		1,006	$15.49	to	$22.59	$19,708	2.04%	0.00%	to	1.40%	11.78%	to	13.35%
VY® BlackRock Inflation Protected Bond Portfolio - Adviser Class													
2018		2		$10.24		$20	—	0.35%					-2.75%
2017		3		$10.53		$32	0.90%	0.35%					1.84%
2016		5		$10.34		$48	—	0.35%					2.89%
2015		4		$10.05		$38	—	0.35%					-3.18%
2014		4		$10.38		$43	1.85%	0.35%					1.76%
VY® Clarion Global Real Estate Portfolio - Institutional Class													
2018		4,693	$12.81	to	$14.96	$64,343	5.37%	0.00%	to	1.50%	-9.92%	to	-8.56%
2017		5,377	$14.21	to	$16.36	$81,417	3.72%	0.00%	to	1.50%	9.13%	to	10.77%
2016		6,136	$13.03	to	$14.77	$84,613	1.41%	0.00%	to	1.50%	-0.61%	to	0.89%
2015		6,417	$13.11	to	$14.64	$88,362	3.31%	0.00%	to	1.50%	-2.89%	to	-1.41%
2014		6,586	$13.50	to	$14.85	$92,705	1.37%	0.00%	to	1.50%	12.41%	to	14.06%
VY® Clarion Real Estate Portfolio - Adviser Class													
2018		2		$14.89		$35	2.60%	0.35%					-8.31%
2017		3		$16.24		$42	2.55%	0.35%					4.44%
2016		6		$15.55		$90	1.52%	0.35%					3.53%
2015		3		$15.02		$39	2.17%	0.35%					2.25%
2014		4		$14.69		$53	2.20%	0.35%					28.97%

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements

Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
VY® Clarion Real Estate Portfolio - Institutional Class												
2018	81	$15.34	to	$17.45	$1,419	2.96%	0.95%	to	1.95%	-9.23%	to	-8.30%
2017	96	$16.90	to	$19.03	$1,820	2.32%	0.95%	to	1.95%	3.43%	to	4.50%
2016	117	$16.34	to	$18.21	$2,120	1.85%	0.95%	to	1.95%	2.45%	to	3.47%
2015	129	$15.95	to	$17.60	$2,262	1.54%	0.95%	to	1.95%	1.14%	to	2.21%
2014	140	$15.77	to	$17.22	$2,409	1.61%	0.95%	to	1.95%	27.80%	to	29.09%
VY® Clarion Real Estate Portfolio - Service Class												
2018	2,224	$14.85	to	$19.07	$37,743	2.60%	0.00%	to	1.50%	-9.00%	to	-7.65%
2017	2,860	$16.22	to	$20.65	$53,192	2.07%	0.00%	to	1.50%	3.59%	to	5.20%
2016	3,437	$15.57	to	$19.63	$61,308	1.58%	0.00%	to	1.50%	2.70%	to	4.25%
2015	3,616	$15.07	to	$18.83	$62,453	1.32%	0.00%	to	1.50%	1.43%	to	2.95%
2014	3,889	$14.77	to	$18.29	$65,786	1.31%	0.00%	to	1.50%	27.97%	to	29.81%
VY® Invesco Growth and Income Portfolio - Institutional Class												
2018	1,580	$17.29	to	$17.80	$27,328	1.75%	0.00%	to	0.45%	-13.72%	to	-13.30%
2017	1,642	$20.04	to	$20.53	$32,904	2.26%	0.00%	to	0.45%	13.61%	to	14.12%
2016	1,500	$17.64	to	$17.99	$26,466	2.34%	0.00%	to	0.45%	19.67%	to	20.25%
2015	1,486	$14.74	to	$14.96	$21,900	3.52%	0.00%	to	0.45%	-3.09%	to	-2.67%
2014	1,485	$15.21	to	$15.37	$22,583	1.17%	0.00%	to	0.45%	9.90%	to	10.34%
VY® Invesco Growth and Income Portfolio - Service Class												
2018	1,248	$15.90	to	$23.71	$26,073	1.47%	0.00%	to	1.50%	-14.86%	to	-13.59%
2017	1,363	$18.57	to	$27.44	$33,274	2.05%	0.00%	to	1.50%	12.17%	to	13.91%
2016	1,315	$16.45	to	$24.09	$28,398	2.12%	0.00%	to	1.50%	18.18%	to	19.91%
2015	1,411	$13.84	to	$20.09	$25,661	3.25%	0.00%	to	1.50%	-4.41%	to	-2.90%
2014	1,427	$14.39	to	$20.69	$27,024	1.15%	0.00%	to	1.50%	8.48%	to	10.11%
VY® JPMorgan Emerging Markets Equity Portfolio - Adviser Class												
2018	8			$19.69	$151	0.57%			0.35%			-17.37%
2017	8			$23.83	$202	0.32%			0.35%			41.93%
2016	16			$16.79	$266	0.93%			0.35%			12.23%
2015	15			$14.96	$223	0.74%			0.35%			-16.33%
2014	18			$17.88	$321	0.68%			0.35%			0.17%

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements

Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
VY® JPMorgan Emerging Markets Equity Portfolio - Institutional Class												
2018	561	$20.22	to	$20.28	$11,355	0.90%	0.95%	to	1.20%	-17.57%	to	-17.39%
2017	655	$24.53	to	$24.55	$16,078	0.51%	0.95%	to	1.20%	41.63%	to	41.74%
2016	1,109	$17.32	to	$17.58	$19,344	1.49%	0.85%	to	1.20%	11.89%	to	12.33%
2015	1,101	$15.48	to	$15.65	$17,138	1.54%	0.85%	to	1.20%	-16.55%	to	-16.31%
2014	1,208	$18.55	to	$18.70	$22,492	1.22%	0.95%	to	1.20%	-0.11%	to	0.16%
VY® JPMorgan Emerging Markets Equity Portfolio - Service Class												
2018	890	$9.70	to	$26.81	$20,389	0.62%	0.00%	to	1.50%	-18.02%	to	-16.74%
2017	1,026	$11.76	to	$32.20	$28,556	0.46%	0.00%	to	1.55%	40.83%	to	43.05%
2016	898	$8.30	to	$22.52	$17,732	1.22%	0.00%	to	1.55%	11.21%	to	12.94%
2015	883	$7.41	to	$19.94	$15,507	1.24%	0.00%	to	1.55%	-17.04%	to	-15.78%
2014	953	$8.88	to	$23.68	$20,091	0.94%	0.00%	to	1.55%	-0.58%	to	0.97%
VY® JPMorgan Small Cap Core Equity Portfolio - Adviser Class												
2018	1		$18.72		$24	—		0.35%			-11.15%	
2017	2		$21.06		$46	0.19%		0.35%			14.82%	
2016	2		$18.35		$28	0.16%		0.35%			20.72%	
2015	3		$15.20		$41	—		0.35%			-4.34%	
2014	1		$15.89		$24	—		0.35%			7.51%	
VY® JPMorgan Small Cap Core Equity Portfolio - Institutional Class												
2018	2,187	$19.07	to	$19.63	$41,715	0.66%	0.00%	to	0.45%	-10.76%	to	-10.32%
2017	2,118	$21.37	to	$21.89	$45,257	0.69%	0.00%	to	0.45%	15.33%	to	15.88%
2016	2,073	$18.53	to	$18.89	$38,416	0.76%	0.00%	to	0.45%	21.43%	to	21.87%
2015	1,960	$15.26	to	$15.50	$29,923	0.48%	0.00%	to	0.45%	-3.90%	to	-3.43%
2014	1,682	$15.88	to	$16.05	$26,704	0.56%	0.00%	to	0.45%	8.10%	to	8.59%
VY® JPMorgan Small Cap Core Equity Portfolio - Service Class												
2018	1,109	$20.68	to	$31.52	$30,497	0.40%	0.00%	to	1.65%	-11.98%	to	-10.52%
2017	1,095	$23.32	to	$35.23	$33,973	0.46%	0.00%	to	1.65%	13.66%	to	15.58%
2016	1,022	$20.36	to	$30.48	$27,747	0.47%	0.00%	to	1.65%	19.60%	to	21.61%
2015	1,002	$16.90	to	$25.07	$22,617	0.21%	0.00%	to	1.65%	-5.27%	to	-3.69%
2014	931	$17.70	to	$26.03	$22,043	0.36%	0.00%	to	1.65%	6.60%	to	8.37%

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements

Fund / Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)	Total Return[D] (lowest to highest)
VY® T. Rowe Price Capital Appreciation Portfolio - Adviser Class						
2018	16	$18.95	$298	1.54%	0.35%	-0.26%
2017	25	$19.00	$479	0.97%	0.35%	14.32%
2016	27	$16.62	$450	1.15%	0.35%	7.30%
2015	28	$15.49	$429	0.96%	0.35%	4.45%
2014	27	$14.83	$403	1.07%	0.35%	11.42%
VY® T. Rowe Price Capital Appreciation Portfolio - Institutional Class						
2018	17,670	$18.48 to $19.02	$326,569	2.53%	0.00% to 0.45%	0.27% to 0.74%
2017	17,165	$18.43 to $18.88	$316,392	1.54%	0.00% to 0.45%	14.83% to 15.40%
2016	16,607	$16.05 to $16.36	$266,487	1.69%	0.00% to 0.45%	7.86% to 8.27%
2015	14,896	$14.88 to $15.11	$221,682	1.62%	0.00% to 0.45%	5.01% to 5.52%
2014	13,509	$14.17 to $14.32	$191,423	1.63%	0.00% to 0.45%	11.93% to 12.40%
VY® T. Rowe Price Capital Appreciation Portfolio - Service Class						
2018	31,213	$10.85 to $30.86	$806,219	2.19%	0.00% to 1.50%	-1.02% to 0.52%
2017	31,475	$10.88 to $30.70	$827,633	1.25%	0.00% to 1.50%	13.40% to 15.11%
2016	30,080	$10.54 to $26.67	$710,826	1.39%	0.00% to 1.55%	6.41% to 8.08%
2015	28,031	$17.30 to $24.69	$625,604	1.33%	0.00% to 1.65%	3.62% to 5.24%
2014	26,384	$16.59 to $23.46	$564,335	1.35%	0.00% to 1.55%	10.39% to 12.16%
VY® T. Rowe Price Equity Income Portfolio - Adviser Class						
2018	40	$19.98	$803	1.76%	0.35%	-10.00%
2017	51	$22.20	$1,125	1.68%	0.35%	15.50%
2016	67	$19.22	$1,281	1.87%	0.35%	17.91%
2015	77	$16.30	$1,257	1.72%	0.35%	-7.60%
2014	87	$17.64	$1,535	1.62%	0.35%	6.78%
VY® T. Rowe Price Equity Income Portfolio - Service Class						
2018	3,572	$15.48 to $33.35	$90,169	2.17%	0.00% to 1.65%	-10.81% to -9.31%
2017	3,794	$17.23 to $36.78	$106,982	2.03%	0.00% to 1.65%	14.34% to 16.25%
2016	4,150	$14.96 to $31.64	$101,935	2.20%	0.00% to 1.65%	16.82% to 18.77%
2015	4,373	$12.71 to $26.64	$93,280	1.97%	0.00% to 1.65%	-8.45% to -6.88%
2014	5,230	$13.77 to $28.61	$121,652	1.87%	0.00% to 1.65%	5.70% to 7.46%

Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
VY® T. Rowe Price International Stock Portfolio - Adviser Class												
2018	8		$10.81		$91	1.06%		0.35%			-14.81%	
2017	8		$12.69		$98	0.84%		0.35%			27.03%	
2016	9		$9.99		$89	1.10%		0.35%			1.22%	
2015	9		$9.87		$91	0.96%		0.35%			-1.69%	
2014	12		$10.04		$117	0.84%		0.35%			-1.76%	
VY® T. Rowe Price International Stock Portfolio - Service Class												
2018	412	$9.23	to	$19.33	$6,957	1.82%	0.00%	to	1.50%	-15.38%	to	-14.13%
2017	452	$10.85	to	$22.51	$8,970	1.16%	0.00%	to	1.50%	25.91%	to	27.90%
2016	445	$8.56	to	$17.60	$6,961	1.43%	0.00%	to	1.50%	0.41%	to	1.88%
2015	476	$8.48	to	$17.28	$7,397	0.97%	0.00%	to	1.50%	-2.39%	to	-0.92%
2014	484	$8.63	to	$17.44	$7,682	1.18%	0.00%	to	1.50%	-2.58%	to	-1.08%
VY® Templeton Global Growth Portfolio - Institutional Class												
2018	26	$9.26	to	$21.19	$520	3.10%	0.60%	to	1.40%	-15.36%	to	-14.63%
2017	30	$10.94	to	$24.82	$704	1.98%	0.60%	to	1.40%	16.85%	to	17.74%
2016	36	$9.40	to	$21.31	$713	3.95%	0.50%	to	1.40%	9.81%	to	10.64%
2015	41	$8.56	to	$19.17	$732	2.99%	0.55%	to	1.45%	-8.63%	to	-7.79%
2014	41	$9.36	to	$20.79	$806	1.36%	0.55%	to	1.45%	-3.95%	to	-3.12%
VY® Templeton Global Growth Portfolio - Service Class												
2018	311	$11.82	to	$14.42	$4,050	2.87%	0.25%	to	1.50%	-15.65%	to	-14.57%
2017	369	$14.56	to	$16.88	$5,690	1.67%	0.25%	to	1.50%	16.47%	to	17.96%
2016	370	$12.51	to	$14.31	$4,876	3.45%	0.00%	to	1.50%	9.26%	to	10.90%
2015	430	$11.38	to	$12.94	$5,153	2.74%	0.00%	to	1.50%	-8.95%	to	-7.55%
2014	503	$11.66	to	$14.03	$6,583	1.31%	0.00%	to	1.50%	-4.27%	to	-2.76%
Voya Government Money Market Portfolio - Class I												
2018	16,792	$9.28	to	$56.76	$237,575	1.47%	0.00%	to	1.80%	-0.11%	to	1.57%
2017	15,640	$9.43	to	$56.05	$219,152	0.58%	0.00%	to	1.70%	-0.92%	to	0.62%
2016	16,116	$9.41	to	$55.98	$228,794	0.08%	0.00%	to	1.80%	-1.67%	to	0.21%
2015	15,697	$9.57	to	$56.19	$226,716	—	0.00%	to	1.80%	-1.75%	to	0.09%
2014	16,143	$9.74	to	$56.50	$236,364	—	0.00%	to	1.80%	-1.51%	to	0.10%

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
Voya Global Real Estate Fund - Class A													
2018		2	$20.84	to	$21.35	$51	3.81%	0.35%	to	0.60%	-9.47%	to	-9.30%
2017		2	$22.55	to	$23.54	$54	2.79%	0.35%	to	0.85%	9.20%	to	9.74%
2016		8	$19.87	to	$21.45	$162	3.70%	0.35%	to	1.35%	-1.24%	to	-0.23%
2015		8	$20.12	to	$21.50	$165	1.90%	0.35%	to	1.35%	-3.22%	to	-2.27%
2014		7	$20.79	to	$22.00	$151	2.10%	0.35%	to	1.35%	12.18%	to	13.01%
Voya Multi-Manager International Small Cap Fund - Class A													
2018		12	$20.67	to	$23.99	$260	1.23%	0.00%	to	1.00%	-22.82%	to	-22.06%
2017		14	$26.59	to	$30.78	$388	0.99%	0.00%	to	1.05%	33.53%	to	34.94%
2016		14	$19.92	to	$22.81	$294	0.54%	0.00%	to	1.05%	-1.78%	to	-0.74%
2015		15	$19.80	to	$22.98	$318	0.62%	0.00%	to	1.25%	6.62%	to	7.99%
2014		16	$18.57	to	$21.28	$328	0.48%	0.00%	to	1.25%	-7.06%	to	-6.13%
Voya Multi-Manager International Small Cap Fund - Class I													
2018		133	$10.41	to	$10.74	$1,402	1.70%	0.25%	to	1.50%	-22.95%	to	-22.02%
2017		113	$13.50	to	$13.78	$1,543	2.44%	0.25%	to	1.50%	33.86%	to	35.10%
2016	06/06/2016	3	$10.13	to	$10.20	$28	(c)	0.30%	to	1.25%		(c)	
2015		(c)		(c)		(c)	(c)		(c)			(c)	
2014		(c)		(c)		(c)	(c)		(c)			(c)	
Voya Global Bond Portfolio - Adviser Class													
2018		18		$15.02		$275	3.32%		0.35%			-2.78%	
2017		17		$15.45		$267	2.28%		0.35%			8.73%	
2016		20		$14.21		$285	1.55%		0.35%			5.42%	
2015		20		$13.48		$269	—		0.35%			-5.14%	
2014		19		$14.21		$272	0.34%		0.35%			0.42%	
Voya Global Bond Portfolio - Initial Class													
2018		4,774	$12.91	to	$16.96	$70,474	3.78%	0.00%	to	1.95%	-3.94%	to	-1.97%
2017		5,031	$13.32	to	$17.30	$76,778	2.56%	0.00%	to	1.95%	7.61%	to	9.69%
2016		5,458	$12.26	to	$15.78	$76,457	1.77%	0.00%	to	1.95%	4.17%	to	6.33%
2015		5,898	$11.64	to	$14.84	$78,391	—	0.00%	to	1.95%	-6.18%	to	-4.31%
2014		6,870	$12.27	to	$15.51	$96,508	0.83%	0.00%	to	1.95%	-1.54%	to	1.34%

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
Voya Global Bond Portfolio - Service Class													
2018		27	$12.38	to	$13.59	$356	3.06%	0.40%	to	1.50%	-3.63%	to	-2.58%
2017		41	$12.68	to	$14.56	$559	2.19%	0.00%	to	1.50%	7.67%	to	9.31%
2016		55	$11.58	to	$13.32	$704	1.52%	0.00%	to	1.50%	4.50%	to	6.05%
2015		70	$11.08	to	$12.56	$840	—	0.00%	to	1.50%	-6.00%	to	-4.56%
2014		74	$11.82	to	$13.16	$932	0.53%	0.00%	to	1.50%	-1.29%	to	0.23%
Voya Index Solution 2025 Portfolio - Initial Class													
2018		545	$16.18	to	$22.25	$11,069	1.75%	0.00%	to	1.40%	-6.27%	to	-4.99%
2017		510	$17.24	to	$23.24	$10,973	1.86%	0.05%	to	1.40%	13.23%	to	14.53%
2016		426	$15.20	to	$20.25	$8,027	2.55%	0.10%	to	1.40%	5.68%	to	7.03%
2015		335	$14.37	to	$18.92	$5,964	2.39	0.10%	to	1.40%	-2.65%	to	-1.36%
2014		143	$14.73	to	$19.18	$2,587	1.78%	0.10%	to	1.40%	4.51%	to	5.63%
Voya Index Solution 2025 Portfolio - Service Class													
2018		216	$17.60	to	$20.51	$4,318	1.55%	0.00%	to	1.10%	-6.23%	to	-5.17%
2017		203	$16.86	to	$21.77	$4,318	1.55%	0.00%	to	1.25%	13.15%	to	14.64%
2016		130	$14.90	to	$19.12	$2,415	2.22%	0.00%	to	1.25%	5.52%	to	6.86%
2015		125	$15.15	to	$18.01	$2,199	2.08%	0.00%	to	1.10%	-2.55%	to	-1.50%
2014		134	$15.38	to	$18.41	$2,410	1.42%	0.00%	to	1.20%	4.42%	to	5.63%
Voya Index Solution 2025 Portfolio - Service 2 Class													
2018		150	$15.72	to	$17.73	$2,527	1.08%	0.20%	to	1.55%	-6.76%	to	-5.49%
2017		239	$16.86	to	$19.06	$4,336	1.34%	0.00%	to	1.55%	12.63%	to	14.41%
2016		271	$14.97	to	$16.66	$4,345	2.06%	0.00%	to	1.55%	5.05%	to	6.73%
2015		246	$14.25	to	$15.61	$3,706	1.37%	0.00%	to	1.55%	-3.13%	to	-1.64%
2014		282	$14.71	to	$15.87	$4,350	1.72%	0.00%	to	1.55%	3.88%	to	5.52%
Voya Index Solution 2035 Portfolio - Initial Class													
2018		668	$18.99	to	$24.42	$14,903	1.58%	0.00%	to	1.40%	-8.18%	to	-6.92%
2017		529	$20.45	to	$26.03	$12,725	1.76%	0.05%	to	1.40%	17.01%	to	18.28%
2016		458	$16.24	to	$21.95	$9,330	2.31%	0.10%	to	1.40%	6.61%	to	8.02%
2015		374	$15.21	to	$20.44	$7,118	2.31%	0.00%	to	1.40%	-2.83%	to	-1.45%
2014		120	$16.32	to	$20.74	$2,313	1.55%	0.00%	to	1.40%	4.68%	to	6.14%

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements

Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
Voya Index Solution 2035 Portfolio - Service Class												
2018	281	$17.09	to	$22.51	$6,123	1.36%	0.00%	to	1.25%	-8.27%	to	-7.12%
2017	246	$18.63	to	$24.40	$5,806	1.56%	0.00%	to	1.25%	16.95%	to	18.36%
2016	188	$15.93	to	$20.74	$3,721	2.21%	0.00%	to	1.25%	6.62%	to	7.78%
2015	181	$16.07	to	$19.37	$3,385	1.87%	0.00%	to	1.10%	-2.73%	to	-1.59%
2014	88	$16.33	to	$19.82	$1,641	1.12%	0.00%	to	1.20%	4.66%	to	5.90%
Voya Index Solution 2035 Portfolio - Service 2 Class												
2018	83	$17.06	to	$19.59	$1,514	0.93%	0.00%	to	1.55%	-8.57%	to	-7.11%
2017	118	$18.66	to	$21.09	$2,373	1.20%	0.00%	to	1.55%	16.33%	to	18.15%
2016	154	$16.04	to	$17.85	$2,640	1.92%	0.00%	to	1.55%	5.94%	to	7.59%
2015	146	$15.14	to	$16.59	$2,330	1.24%	0.00%	to	1.55%	-3.26%	to	-1.78%
2014	183	$15.65	to	$16.89	$3,006	1.54%	0.00%	to	1.55%	4.13%	to	5.83%
Voya Index Solution 2045 Portfolio - Initial Class												
2018	595	$18.78	to	$25.63	$13,991	1.38%	0.00%	to	1.40%	-9.44%	to	-8.14%
2017	544	$19.92	to	$27.90	$14,017	1.57%	0.00%	to	1.40%	18.79%	to	20.47%
2016	448	$16.75	to	$23.16	$9,650	2.08%	0.00%	to	1.40%	6.83%	to	8.27%
2015	328	$16.05	to	$21.39	$6,581	1.92%	0.00%	to	1.40%	-2.99%	to	-1.61%
2014	86	$16.83	to	$21.74	$1,768	0.93%	0.00%	to	1.40%	4.83%	to	6.36%
Voya Index Solution 2045 Portfolio - Service Class												
2018	159	$17.69	to	$23.62	$3,653	1.23%	0.00%	to	1.25%	-9.61%	to	-8.45%
2017	124	$19.57	to	$25.96	$3,154	1.43%	0.00%	to	1.25%	18.75%	to	20.21%
2016	83	$16.48	to	$21.74	$1,755	1.90%	0.00%	to	1.25%	6.67%	to	8.02%
2015	63	$15.45	to	$20.25	$1,240	1.38%	0.00%	to	1.25%	-3.07%	to	-1.84%
2014	40	$15.94	to	$20.77	$785	1.57%	0.00%	to	1.25%	4.76%	to	6.03%
Voya Index Solution 2045 Portfolio - Service 2 Class												
2018	97	$17.64	to	$20.25	$1,856	0.78%	0.00%	to	1.55%	-9.91%	to	-8.50%
2017	131	$19.58	to	$22.13	$2,783	1.05%	0.00%	to	1.55%	18.09%	to	19.95%
2016	150	$16.58	to	$18.45	$2,669	1.74%	0.00%	to	1.55%	6.21%	to	7.89%
2015	122	$15.61	to	$17.10	$2,021	0.94%	0.00%	to	1.55%	-3.46%	to	-2.01%
2014	132	$16.17	to	$17.45	$2,238	1.18%	0.00%	to	1.55%	4.32%	to	5.95%

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements

Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
Voya Index Solution 2055 Portfolio - Initial Class												
2018	277	$17.92	to	$20.23	$5,203	1.19%	0.00%	to	1.40%	-9.73%	to	-8.53%
2017	197	$19.85	to	$21.93	$4,069	1.35%	0.05%	to	1.40%	19.29%	to	20.85%
2016	134	$16.64	to	$18.14	$2,292	1.72%	0.10%	to	1.40%	6.60%	to	7.98%
2015	91	$15.61	to	$16.80	$1,459	1.27%	0.10%	to	1.40%	-2.98%	to	-1.75%
2014	26	$16.09	to	$17.10	$424	1.04%	0.10%	to	1.40%	5.09%	to	6.49%
Voya Index Solution 2055 Portfolio - Service Class												
2018	122	$17.39	to	$19.80	$2,235	1.03%	0.00%	to	1.50%	-10.04%	to	-8.63%
2017	101	$19.32	to	$21.67	$2,038	1.14%	0.00%	to	1.50%	18.88%	to	20.59%
2016	60	$16.26	to	$17.97	$1,009	1.52%	0.00%	to	1.50%	6.27%	to	7.93%
2015	46	$15.30	to	$16.65	$734	1.19%	0.00%	to	1.50%	-3.41%	to	-1.94%
2014	27	$15.84	to	$16.98	$446	1.73%	0.00%	to	1.50%	4.76%	to	6.32%
Voya Index Solution 2055 Portfolio - Service 2 Class												
2018	62	$17.10	to	$19.56	$1,152	0.74%	0.00%	to	1.55%	-10.19%	to	-8.77%
2017	62	$19.04	to	$21.44	$1,296	1.13%	0.00%	to	1.55%	18.63%	to	20.52%
2016	48	$16.05	to	$17.79	$831	1.52%	0.00%	to	1.55%	6.08%	to	7.69%
2015	33	$15.13	to	$16.52	$532	0.67%	0.00%	to	1.55%	-3.41%	to	-2.02%
2014	22	$15.84	to	$16.86	$368	1.03%	0.00%	to	1.35%	4.75%	to	6.10%
Voya Index Solution Income Portfolio - Initial Class												
2018	230	$13.51	to	$17.74	$3,732	1.98%	0.00%	to	1.40%	-4.37%	to	-3.08%
2017	270	$14.11	to	$18.16	$4,533	2.11%	0.05%	to	1.40%	7.86%	to	9.06%
2016	237	$13.06	to	$16.62	$3,658	1.88%	0.10%	to	1.40%	3.74%	to	5.12%
2015	213	$12.57	to	$15.81	$3,153	1.16%	0.10%	to	1.40%	-2.26%	to	-1.00%
2014	31	$13.41	to	$15.97	$468	4.18%	0.10%	to	1.25%	4.91%	to	5.92%
Voya Index Solution Income Portfolio - Service Class												
2018	60	$14.71	to	$16.35	$948	2.37%	0.00%	to	1.10%	-4.26%	to	-3.22%
2017	60	$15.20	to	$17.01	$990	1.82%	0.00%	to	1.10%	7.81%	to	9.04%
2016	59	$13.94	to	$15.70	$895	2.09%	0.00%	to	1.10%	3.81%	to	4.97%
2015	90	$13.28	to	$15.06	$1,296	0.33%	0.00%	to	1.10%	-2.20%	to	-1.12%
2014	72	$13.43	to	$15.33	$1,094	2.28%	0.00%	to	1.05%	5.04%	to	5.91%

299

Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
Voya Index Solution Income Portfolio - Service 2 Class												
2018	71	$12.99	to	$14.91	$980	1.53%	0.00%	to	1.55%	-4.90%	to	-3.43%
2017	86	$13.66	to	$15.44	$1,245	1.70%	0.00%	to	1.55%	7.22%	to	8.89%
2016	85	$12.74	to	$14.18	$1,145	1.83%	0.00%	to	1.55%	3.24%	to	4.80%
2015	100	$12.34	to	$13.53	$1,292	0.51%	0.00%	to	1.55%	-2.83%	to	-1.24%
2014	22	$12.70	to	$13.70	$288	2.19%	0.00%	to	1.55%	4.18%	to	5.79%
Voya Solution 2025 Portfolio - Adviser Class												
2018	28		$16.43		$457	1.88%		0.35%			-6.33%	
2017	29	$17.54	to	$17.89	$501	1.70%	0.35%	to	0.70%	14.24%	to	14.64%
2016	29	$15.30	to	$15.66	$437	1.83%	0.35%	to	0.70%	4.82%	to	5.15%
2015	30	$14.55	to	$14.94	$440	3.00%	0.35%	to	0.70%	-0.99%	to	-0.61%
2014	34	$14.64	to	$15.09	$492	1.80%	0.35%	to	0.70%		4.87%	
Voya Solution 2025 Portfolio - Initial Class												
2018	760	$10.32	to	$14.86	$8,566	2.34%	0.00%	to	1.20%	-6.62%	to	-5.47%
2017	725	$11.00	to	$15.72	$8,717	2.90%	0.00%	to	1.20%	14.18%	to	15.59%
2016	211	$10.71	to	$13.60	$2,609	2.29%	0.00%	to	1.20%	4.79%	to	6.17%
2015	206	$10.22	to	$12.81	$2,461	4.21%	0.00%	to	1.20%	-0.97%	to	0.16%
2014	120	$10.32	to	$12.79	$1,478	4.94%	0.00%	to	1.20%	5.33%	to	5.79%
Voya Solution 2025 Portfolio - Service Class												
2018	7,484	$13.10	to	$19.04	$124,074	2.03%	0.00%	to	1.50%	-7.13%	to	-5.71%
2017	8,100	$14.02	to	$20.20	$145,817	1.88%	0.00%	to	1.50%	13.61%	to	15.31%
2016	8,622	$12.27	to	$17.52	$135,518	2.08%	0.00%	to	1.50%	4.26%	to	5.93%
2015	8,790	$11.69	to	$16.55	$131,712	3.25%	0.00%	to	1.50%	-1.54%	to	-0.06%
2014	9,368	$11.80	to	$16.56	$142,609	2.03%	0.00%	to	1.50%	3.99%	to	5.61%
Voya Solution 2025 Portfolio - Service 2 Class												
2018	455	$15.88	to	$18.23	$7,854	1.68%	0.00%	to	1.55%	-7.35%	to	-6.08%
2017	471	$17.14	to	$19.07	$8,664	1.83%	0.20%	to	1.55%	13.28%	to	14.88%
2016	689	$15.13	to	$16.78	$11,067	2.07%	0.05%	to	1.55%	4.13%	to	5.73%
2015	850	$14.53	to	$15.92	$13,036	2.94%	0.00%	to	1.55%	-1.76%	to	-0.25%
2014	982	$14.79	to	$15.96	$15,200	1.82%	0.00%	to	1.55%	3.79%	to	5.42%

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements

Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)	Total Return[D] (lowest to highest)
Voya Solution 2035 Portfolio - Adviser Class						
2018	23	$17.16	$401	1.63%	0.35%	-8.87%
2017	24	$18.83	$460	1.33%	0.35%	18.80%
2016	24	$15.85	$386	2.44%	0.35%	5.67%
2015	12	$15.00	$175	2.79%	0.35%	-1.12%
2014	12	$15.17	$183	1.51%	0.35%	4.98%
Voya Solution 2035 Portfolio - Initial Class						
2018	635	$10.28 to $15.60	$7,686	2.14%	0.00% to 1.20%	-9.25% to -8.07%
2017	517	$11.27 to $16.97	$6,878	2.29%	0.00% to 1.20%	18.48% to 19.84%
2016	246	$10.77 to $14.16	$3,095	2.09%	0.00% to 1.20%	5.18% to 6.47%
2015	303	$10.24 to $13.30	$3,633	3.54%	0.00% to 1.20%	-1.44% to -0.30%
2014	217	$10.39 to $13.34	$2,695	2.23%	0.00% to 1.20%	5.43% to 5.96%
Voya Solution 2035 Portfolio - Service Class						
2018	7,670	$13.30 to $20.07	$134,108	1.80%	0.00% to 1.50%	-9.72% to -8.31%
2017	8,035	$14.65 to $21.90	$156,617	1.53%	0.00% to 1.50%	17.67% to 19.47%
2016	8,278	$12.37 to $18.34	$136,495	2.09%	0.00% to 1.50%	4.62% to 6.26%
2015	8,227	$11.75 to $17.26	$128,935	3.31%	0.00% to 1.50%	-1.93% to -0.46%
2014	8,558	$11.92 to $17.35	$136,761	2.01%	0.00% to 1.50%	4.09% to 5.73%
Voya Solution 2035 Portfolio - Service 2 Class						
2018	614	$16.99 to $19.34	$11,164	1.73%	0.00% to 1.45%	-9.77% to -8.38%
2017	618	$18.83 to $21.11	$12,339	1.49%	0.00% to 1.45%	17.61% to 19.27%
2016	785	$15.90 to $17.70	$13,278	2.00%	0.00% to 1.55%	4.47% to 6.12%
2015	782	$15.22 to $16.68	$12,529	2.92%	0.00% to 1.55%	-2.19% to -0.66%
2014	840	$15.56 to $16.79	$13,637	1.95%	0.00% to 1.55%	3.87% to 5.53%
Voya Solution 2045 Portfolio - Adviser Class						
2018	1	$16.68 to $17.19	$15	—	0.35% to 1.25%	-11.61% to -10.84%
2017	1	$18.87 to $19.28	$29	0.97%	0.35% to 1.25%	19.43% to 20.50%
2016	2	$15.80 to $16.00	$33	1.35%	0.35% to 1.25%	4.77% to 5.75%
2015	2	$15.08 to $15.13	$31	2.76%	0.35% to 1.25%	-2.33% to -1.50%
2014	7	$15.36 to $15.44	$114	1.80%	0.35% to 1.25%	5.49%

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
Voya Solution 2045 Portfolio - Initial Class													
2018		517	$10.18	to	$15.94	$6,196	1.82%	0.00%	to	1.20%	-11.16%	to	-10.05%
2017		473	$11.40	to	$17.72	$6,333	1.66%	0.00%	to	1.20%	20.06%	to	21.54%
2016		177	$10.82	to	$14.58	$2,351	1.86%	0.00%	to	1.20%	5.36%	to	6.58%
2015		158	$10.27	to	$13.68	$2,014	2.94%	0.00%	to	1.20%	-1.72%	to	-0.58%
2014		114	$10.45	to	$13.76	$1,526	1.83%	0.00%	to	1.20%	5.83%	to	6.34%
Voya Solution 2045 Portfolio - Service Class													
2018		5,356	$13.13	to	$20.48	$94,948	1.44%	0.00%	to	1.50%	-11.56%	to	-10.19%
2017		5,993	$14.75	to	$22.81	$122,145	1.07%	0.00%	to	1.50%	19.44%	to	21.27%
2016		6,073	$12.28	to	$18.81	$102,771	1.64%	0.00%	to	1.50%	4.85%	to	6.39%
2015		5,865	$11.64	to	$17.68	$94,100	3.16%	0.00%	to	1.50%	-2.46%	to	-0.95%
2014		5,982	$11.86	to	$17.85	$98,309	1.68%	0.00%	to	1.50%	4.51%	to	6.12%
Voya Solution 2045 Portfolio - Service 2 Class													
2018		278	$17.29	to	$19.85	$5,179	1.34%	0.00%	to	1.55%	-11.74%	to	-10.34%
2017		274	$19.59	to	$22.14	$5,732	1.18%	0.00%	to	1.55%	19.16%	to	20.98%
2016		446	$16.44	to	$18.30	$7,798	1.53%	0.00%	to	1.55%	4.65%	to	6.27%
2015		447	$15.71	to	$17.22	$7,401	2.88%	0.00%	to	1.55%	-2.60%	to	-1.03%
2014		473	$16.13	to	$17.40	$7,963	1.56%	0.00%	to	1.55%	4.27%	to	5.84%
Voya Solution 2055 Portfolio - Initial Class													
2018		179	$10.16	to	$19.60	$2,280	1.76%	0.00%	to	1.20%	-11.40%	to	-10.30%
2017		144	$11.41	to	$21.85	$2,039	1.41%	0.00%	to	1.20%	20.46%	to	21.93%
2016		85	$10.85	to	$17.92	$1,073	1.15%	0.00%	to	1.20%	5.44%	to	6.73%
2015		97	$10.29	to	$16.79	$1,180	2.35%	0.00%	to	1.20%	-1.81%	to	-0.65%
2014		57	$10.48	to	$16.90	$777	1.07%	0.00%	to	1.20%	6.09%		
Voya Solution 2055 Portfolio - Service Class													
2018		1,264	$16.85	to	$19.19	$22,428	1.21%	0.00%	to	1.50%	-11.92%	to	-10.54%
2017		1,256	$19.12	to	$21.45	$25,364	0.92%	0.00%	to	1.50%	19.86%	to	21.67%
2016		1,103	$15.59	to	$17.63	$18,451	1.38%	0.00%	to	1.50%	4.86%	to	6.46%
2015		896	$14.77	to	$16.57	$14,170	2.63%	0.00%	to	1.50%	-2.31%	to	-0.84%
2014		672	$15.03	to	$16.71	$10,817	1.38%	0.00%	to	1.50%	4.63%	to	6.23%

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements

Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)		Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)		Total Return[D] (lowest to highest)	
Voya Solution 2055 Portfolio - Service 2 Class									
2018	89	$16.93	to $18.94	$1,581	1.20%	0.00%	to 1.30%	-11.69%	to -10.87%
2017	71	$19.35	to $20.88	$1,429	0.97%	0.20%	to 1.20%	20.22%	to 21.31%
2016	86	$15.95	to $17.22	$1,438	1.29%	0.20%	to 1.35%	4.80%	to 6.03%
2015	74	$15.18	to $16.43	$1,174	2.33%	0.00%	to 1.40%	-2.38%	to -1.02%
2014	55	$15.55	to $16.60	$887	1.53%	0.00%	to 1.40%	4.64%	to 6.14%
Voya Solution Balanced Portfolio - Service Class									
2018	377	$12.87	to $14.62	$5,049	1.83%	0.30%	to 1.50%	-8.07%	to -7.00%
2017	436	$14.00	to $15.80	$6,414	1.43%	0.25%	to 1.50%	12.99%	to 14.49%
2016	374	$12.39	to $13.80	$4,837	2.32%	0.25%	to 1.50%	4.73%	to 6.07%
2015	381	$11.83	to $13.01	$4,678	2.95%	0.25%	to 1.50%	-1.91%	to -0.69%
2014	343	$12.06	to $13.10	$4,280	1.93%	0.25%	to 1.50%	4.78%	to 6.07%
Voya Solution Income Portfolio - Adviser Class									
2018	50	$15.71		$785	2.22%	0.35%		-3.56%	
2017	51	$16.29		$836	1.92%	0.35%		8.67%	
2016	67	$14.99		$1,009	0.97%	0.35%		3.88%	
2015	67	$14.43		$967	0.85%	0.35%		-0.62%	
2014	14	$14.52		$206	2.34%	0.35%		5.14%	
Voya Solution Income Portfolio - Initial Class									
2018	654	$10.22	to $13.01	$7,904	2.83%	0.00%	to 1.20%	-4.04%	to -2.84%
2017	697	$10.59	to $13.39	$8,750	2.82%	0.00%	to 1.20%	8.37%	to 9.66%
2016	553	$10.51	to $12.21	$6,602	1.24%	0.00%	to 1.20%	3.55%	to 4.81%
2015	568	$10.15	to $11.65	$6,503	2.31%	0.00%	to 1.20%	-0.98%	to 0.17%
2014	287	$10.25	to $11.63	$3,290	3.08%	0.00%	to 1.20%	5.50%	to 6.02%
Voya Solution Income Portfolio - Service Class									
2018	2,857	$13.44	to $17.35	$43,388	2.37%	0.00%	to 1.50%	-4.50%	to -3.03%
2017	3,498	$13.99	to $17.90	$55,737	2.17%	0.00%	to 1.50%	7.64%	to 9.29%
2016	4,322	$12.91	to $16.38	$63,458	1.09%	0.00%	to 1.50%	2.92%	to 4.47%
2015	5,025	$12.47	to $15.68	$71,177	1.12%	0.00%	to 1.50%	-1.40%	to 0.13%
2014	1,248	$12.57	to $15.66	$17,739	2.64%	0.00%	to 1.50%	4.23%	to 5.81%

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements

Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
Voya Solution Income Portfolio - Service 2 Class												
2018	259	$13.17	to	$15.12	$3,691	2.09%	0.00%	to	1.55%	-4.70%	to	-3.20%
2017	320	$13.82	to	$15.62	$4,736	1.96%	0.00%	to	1.55%	7.55%	to	9.23%
2016	408	$12.85	to	$14.30	$5,591	1.03%	0.00%	to	1.55%	2.72%	to	4.30%
2015	525	$12.51	to	$13.71	$6,948	0.69%	0.00%	to	1.55%	-1.56%	to	-0.15%
2014	91	$12.82	to	$13.73	$1,210	2.23%	0.00%	to	1.40%	4.14%	to	5.62%
Voya Solution Moderately Conservative Portfolio - Service Class												
2018	467	$12.58	to	$14.37	$6,159	2.02%	0.25%	to	1.50%	-5.63%	to	-4.45%
2017	529	$13.33	to	$15.04	$7,396	2.24%	0.25%	to	1.50%	8.64%	to	10.02%
2016	501	$12.27	to	$13.67	$6,427	2.58%	0.25%	to	1.50%	4.25%	to	5.56%
2015	480	$11.77	to	$12.95	$5,865	2.60%	0.25%	to	1.50%	-1.83%	to	-0.61%
2014	493	$11.99	to	$13.03	$6,119	2.21%	0.25%	to	1.50%	3.99%	to	5.34%
VY® American Century Small-Mid Cap Value Portfolio - Adviser Class												
2018	2	$24.93			$39	1.79%			0.35%			-14.80%
2017	3	$29.26			$73	0.89%			0.35%			10.50%
2016	3	$26.48			$75	1.35%			0.35%			23.28%
2015	4	$21.48			$78	1.73%			0.35%			-2.32%
2014	7	$21.99			$153	1.37%			0.35%			11.74%
VY® American Century Small-Mid Cap Value Portfolio - Initial Class												
2018	1,535	$9.15	to	$22.79	$33,150	1.30%	0.00%	to	1.40%	-15.34%	to	-14.13%
2017	1,550	$10.76	to	$26.54	$39,257	1.29%	0.00%	to	1.40%	9.92%	to	11.42%
2016	1,436	$17.78	to	$23.82	$32,821	1.52%	0.00%	to	1.40%	22.65%	to	24.39%
2015	1,077	$14.42	to	$19.15	$20,011	1.79%	0.00%	to	1.40%	-2.90%	to	-1.54%
2014	1,017	$14.77	to	$19.45	$19,231	1.62%	0.00%	to	1.40%	11.19%	to	12.75%
VY® American Century Small-Mid Cap Value Portfolio - Service Class												
2018	1,924	$20.50	to	$38.05	$57,494	1.06%	0.00%	to	1.50%	-15.64%	to	-14.34%
2017	2,082	$24.15	to	$44.42	$73,631	1.08%	0.00%	to	1.50%	9.48%	to	11.11%
2016	2,114	$21.93	to	$39.98	$68,126	1.25%	0.00%	to	1.50%	22.22%	to	24.08%
2015	1,925	$17.84	to	$32.22	$50,668	1.50%	0.00%	to	1.55%	-3.21%	to	-1.71%
2014	2,229	$18.32	to	$32.79	$60,125	1.27%	0.00%	to	1.50%	10.79%	to	12.81%

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements

Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
VY® Baron Growth Portfolio - Adviser Class												
2018	11			$26.01	$277	—			0.35%			-2.47%
2017	15			$26.67	$393	0.60%			0.35%			27.42%
2016	15			$20.93	$315	—			0.35%			4.70%
2015	17			$19.99	$336	—			0.35%			-5.62%
2014	20			$21.18	$420	—			0.35%			3.67%
VY® Baron Growth Portfolio - Service Class												
2018	3,388	$13.26	to	$44.00	$122,163	—	0.00%	to	1.50%	-3.36%	to	-1.90%
2017	3,498	$13.69	to	$44.85	$130,478	0.74%	0.00%	to	1.50%	26.29%	to	28.22%
2016	4,507	$10.81	to	$34.98	$123,986	—	0.00%	to	1.50%	3.77%	to	5.33%
2015	5,347	$10.39	to	$33.21	$142,519	0.24%	0.00%	to	1.50%	-6.43%	to	-5.00%
2014	6,191	$11.08	to	$34.97	$175,509	0.07%	0.00%	to	1.55%	2.76%	to	4.35%
VY® Columbia Contrarian Core Portfolio - Service Class												
2018	345	$16.12	to	$40.85	$11,187	0.91%	0.00%	to	1.50%	-10.36%	to	-9.00%
2017	401	$17.88	to	$44.89	$14,546	0.98%	0.00%	to	1.50%	19.78%	to	21.60%
2016	453	$14.84	to	$36.92	$13,696	3.34%	0.00%	to	1.50%	6.79%	to	8.43%
2015	519	$13.81	to	$34.06	$14,625	0.85%	0.00%	to	1.50%	1.44%	to	2.99%
2014	554	$13.53	to	$33.07	$15,271	0.77%	0.00%	to	1.50%	11.13%	to	12.88%
VY® Columbia Small Cap Value II Portfolio - Adviser Class												
2018	8			$16.28	$125	—			0.35%			-18.27%
2017	8			$19.92	$167	0.16%			0.35%			10.30%
2016	9			$18.06	$159	0.04%			0.35%			22.94%
2015	19			$14.69	$272	0.38%			0.35%			-3.55%
2014	17			$15.23	$254	0.38%			0.35%			3.75%
VY® Columbia Small Cap Value II Portfolio - Service Class												
2018	321	$15.82	to	$18.56	$5,486	0.27%	0.25%	to	1.50%	-19.00%	to	-17.98%
2017	334	$19.53	to	$22.63	$7,003	0.28%	0.25%	to	1.50%	9.29%	to	10.66%
2016	373	$17.78	to	$20.64	$7,084	0.26%	0.15%	to	1.50%	21.90%	to	23.34%
2015	384	$14.50	to	$16.58	$5,950	0.36%	0.00%	to	1.50%	-4.43%	to	-2.95%
2014	293	$15.08	to	$17.12	$4,730	0.18%	0.00%	to	1.50%	2.82%	to	4.33%

Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
VY® Invesco Comstock Portfolio - Adviser Class												
2018	11	$20.01			$228	0.90%	0.35%			-12.89%		
2017	19	$22.97			$438	0.97%	0.35%			16.90%		
2016	21	$19.65			$408	2.11%	0.35%			17.10%		
2015	26	$16.78			$429	2.20%	0.35%			-6.52%		
2014	27	$17.95			$482	1.94%	0.35%			8.46%		
VY® Invesco Comstock Portfolio - Service Class												
2018	2,329	$15.99	to	$26.84	$54,176	1.35%	0.00%	to	1.95%	-14.10%	to	-12.38%
2017	2,571	$18.42	to	$30.79	$68,978	1.16%	0.00%	to	1.95%	15.37%	to	17.67%
2016	2,810	$15.79	to	$26.47	$64,533	2.36%	0.00%	to	1.95%	15.44%	to	17.83%
2015	3,201	$13.53	to	$22.74	$62,485	2.26%	0.00%	to	1.95%	-7.77%	to	-5.98%
2014	3,702	$14.52	to	$24.48	$76,270	1.94%	0.00%	to	1.95%	6.98%	to	9.18%
VY® Invesco Equity and Income Portfolio - Adviser Class												
2018	70	$19.36			$1,346	1.51%	0.35%			-10.20%		
2017	72	$21.56			$1,561	1.28%	0.35%			9.94%		
2016	81	$19.61			$1,585	1.55%	0.35%			14.28%		
2015	89	$17.16			$1,534	1.81%	0.35%			-2.89%		
2014	95	$17.67			$1,674	1.61%	0.35%			8.07%		
VY® Invesco Equity and Income Portfolio - Initial Class												
2018	13,640	$11.22	to	$23.79	$259,611	1.98%	0.00%	to	1.95%	-11.21%	to	-9.44%
2017	15,337	$12.49	to	$26.27	$326,650	2.18%	0.00%	to	1.95%	8.71%	to	10.91%
2016	16,739	$11.35	to	$23.69	$320,439	1.99%	0.00%	to	1.95%	13.03%	to	15.28%
2015	18,498	$9.93	to	$20.55	$310,862	2.22%	0.00%	to	1.95%	-3.95%	to	-2.03%
2014	20,175	$10.23	to	$20.91	$350,430	1.75%	0.00%	to	1.95%	1.44%	to	11.71%
VY® Invesco Equity and Income Portfolio - Service Class												
2018	75	$11.34	to	$65.44	$1,169	1.63%	0.00%	to	1.15%	-10.71%	to	-9.67%
2017	98	$12.70	to	$72.99	$1,649	1.60%	0.00%	to	1.15%	9.51%	to	10.61%
2016	115	$11.58	to	$66.49	$1,687	1.84%	0.00%	to	1.25%	13.53%	to	14.99%
2015	110	$10.20	to	$58.25	$1,429	1.46%	0.00%	to	1.25%	-3.50%	to	-2.25%
2014	229	$10.57	to	$60.47	$3,362	3.93%	0.00%	to	1.25%	7.61%		

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)	Total Return[D] (lowest to highest)
VY® JPMorgan Mid Cap Value Portfolio - Adviser Class							
2018		10	$24.15	$244	1.01%	0.35%	-12.66%
2017		13	$27.65	$351	0.37%	0.35%	13.00%
2016		14	$24.47	$344	0.46%	0.35%	14.03%
2015		14	$21.46	$301	0.28%	0.35%	-3.59%
2014		18	$22.26	$406	0.52%	0.35%	14.27%
VY® JPMorgan Mid Cap Value Portfolio - Initial Class							
2018		1,206	$9.52 to $16.35	$19,362	1.40%	0.75% to 0.95%	-12.82% to -12.61%
2017		1,300	$10.92 to $18.71	$24,121	1.24%	0.75% to 0.95%	13.12%
2016		510	$16.54	$8,433	0.95%	0.85%	13.99%
2015		490	$14.51	$7,118	0.92%	0.85%	-3.65%
2014		461	$15.06	$6,939	1.19%	0.95%	14.18%
VY® JPMorgan Mid Cap Value Portfolio - Service Class							
2018		1,639	$18.93 to $39.84	$54,651	1.12%	0.00% to 1.50%	-13.50% to -12.18%
2017		1,852	$21.75 to $45.37	$70,926	0.60%	0.00% to 1.50%	12.03% to 13.73%
2016		1,997	$19.30 to $39.90	$67,799	0.67%	0.00% to 1.50%	12.99% to 14.70%
2015		2,065	$16.98 to $34.79	$61,629	0.61%	0.00% to 1.55%	-4.51% to -3.01%
2014		2,205	$17.67 to $35.87	$68,476	0.84%	0.00% to 1.55%	13.20% to 14.99%
VY® Oppenheimer Global Portfolio - Adviser Class							
2018		11	$20.52	$219	1.49%	0.35%	-13.89%
2017		19	$23.83	$453	0.74%	0.35%	35.32%
2016		21	$17.61	$373	0.75%	0.35%	-0.62%
2015		30	$17.72	$532	1.10%	0.35%	3.20%
2014		33	$17.17	$559	0.86%	0.35%	1.48%
VY® Oppenheimer Global Portfolio - Initial Class							
2018		22,797	$15.32 to $26.86	$512,694	1.64%	0.00% to 1.80%	-14.76% to -13.20%
2017		24,766	$17.81 to $30.95	$649,773	1.10%	0.00% to 1.80%	34.07% to 36.54%
2016		26,549	$13.17 to $22.67	$512,098	1.18%	0.00% to 1.80%	-1.57% to 0.23%
2015		28,813	$13.26 to $22.62	$561,053	1.50%	0.00% to 1.80%	2.29% to 4.13%
2014		30,400	$12.85 to $21.68	$576,327	1.18%	0.00% to 1.80%	-2.86% to 5.83%

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
VY® Oppenheimer Global Portfolio - Service Class													
2018		53	$24.75	to	$25.81	$1,362	1.39%	1.00%	to	1.25%	-14.48%	to	-14.25%
2017		55	$28.94	to	$30.10	$1,667	0.94%	1.00%	to	1.25%	34.42%	to	34.80%
2016		49	$21.53	to	$22.33	$1,103	0.93%	1.00%	to	1.25%	-1.24%	to	-1.02%
2015		51	$21.80	to	$22.56	$1,159	1.33%	1.00%	to	1.25%	2.54%	to	2.78%
2014		50	$21.26	to	$21.95	$1,101	1.02%	1.00%	to	1.25%	0.81%	to	1.11%
VY® Pioneer High Yield Portfolio - Initial Class													
2018		1,779	$18.34	to	$23.54	$36,471	5.32%	0.00%	to	1.95%	-4.58%	to	-2.66%
2017		1,834	$19.22	to	$24.19	$39,046	4.95%	0.00%	to	1.95%	5.26%	to	7.39%
2016		1,665	$18.24	to	$22.53	$33,378	5.04%	0.00%	to	1.95%	12.09%	to	14.31%
2015		1,881	$16.11	to	$19.71	$33,264	5.22%	0.00%	to	1.95%	-6.49%	to	-4.61%
2014		2,359	$17.04	to	$20.67	$43,987	5.14%	0.00%	to	1.95%	-1.64%	to	0.34%
VY® Pioneer High Yield Portfolio - Service Class													
2018		9	$19.35	to	$21.68	$199	4.23%	0.40%	to	1.30%	-4.16%	to	-3.30%
2017		19	$20.19	to	$22.56	$416	4.38%	0.35%	to	1.30%	5.89%	to	6.82%
2016		41	$19.18	to	$21.34	$856	4.62%	0.25%	to	1.25%	12.49%	to	13.63%
2015		41	$16.89	to	$18.78	$756	4.92%	0.25%	to	1.35%	-6.06%	to	-5.06%
2014		41	$17.98	to	$19.78	$788	4.71%	0.25%	to	1.35%	-1.21%	to	-0.15%
VY® T. Rowe Price Diversified Mid Cap Growth Portfolio - Adviser Class													
2018		11			$27.68	$292	—			0.35%			-4.12%
2017		11			$28.87	$331	0.25%			0.35%			23.69%
2016		14			$23.34	$319	0.02%			0.35%			6.58%
2015		17			$21.90	$379	—			0.35%			1.15%
2014		18			$21.65	$386	—			0.35%			10.91%
VY® T. Rowe Price Diversified Mid Cap Growth Portfolio - Initial Class													
2018		13,886	$21.35	to	$34.35	$403,457	0.19%	0.00%	to	1.50%	-4.67%	to	-3.21%
2017		15,001	$22.26	to	$35.50	$456,024	0.63%	0.00%	to	1.50%	22.95%	to	24.82%
2016		15,939	$18.00	to	$28.44	$389,971	0.31%	0.00%	to	1.50%	5.84%	to	7.44%
2015		17,153	$16.91	to	$26.48	$394,816	—	0.00%	to	1.50%	0.46%	to	2.04%
2014		17,649	$16.72	to	$25.96	$404,023	0.27%	0.00%	to	1.50%	4.50%	to	14.29%

Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)		Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)		Total Return[D] (lowest to highest)	
VY® T. Rowe Price Diversified Mid Cap Growth Portfolio - Service Class									
2018	49	$20.15	to $31.29	$1,206	—	0.25%	to 1.25%	-4.68%	to -3.66%
2017	53	$21.14	to $32.48	$1,378	0.44%	0.25%	to 1.25%	22.91%	to 24.11%
2016	50	$17.20	to $26.17	$1,069	0.09%	0.25%	to 1.25%	5.91%	to 6.82%
2015	50	$16.24	to $25.21	$994	—	0.00%	to 1.30%	0.42%	to 1.69%
2014	53	$16.17	to $24.79	$1,070	—	0.00%	to 1.30%	10.19%	to 11.67%
VY® T. Rowe Price Growth Equity Portfolio - Adviser Class									
2018	32	$29.25		$928	—	0.35%		-1.91%	
2017	56	$29.82		$1,656	—	0.35%		32.42%	
2016	50	$22.52		$1,119	—	0.35%		0.67%	
2015	64	$22.37		$1,424	—	0.35%		9.87%	
2014	73	$20.36		$1,484	—	0.35%		7.78%	
VY® T. Rowe Price Growth Equity Portfolio - Initial Class									
2018	8,845	$22.50	to $72.09	$449,287	0.25%	0.00%	to 1.50%	-2.60%	to -1.08%
2017	9,153	$23.10	to $72.88	$469,719	0.05%	0.00%	to 1.50%	31.59%	to 33.60%
2016	9,257	$17.55	to $54.56	$359,212	—	0.00%	to 1.50%	0.00%	to 1.51%
2015	9,740	$17.48	to $53.79	$381,587	—	0.00%	to 1.50%	9.13%	to 10.83%
2014	9,293	$15.91	to $48.96	$337,335	—	0.00%	to 1.50%	7.06%	to 8.71%
VY® T. Rowe Price Growth Equity Portfolio - Service Class									
2018	102	$28.31	to $35.14	$3,407	0.05%	0.00%	to 1.45%	-2.75%	to -1.32%
2017	118	$29.11	to $35.61	$3,994	—	0.00%	to 1.45%	31.30%	to 33.22%
2016	139	$22.17	to $26.75	$3,555	—	0.00%	to 1.45%	-0.18%	to 1.25%
2015	167	$22.21	to $26.69	$4,226	—	0.00%	to 1.45%	8.93%	to 10.55%
2014	180	$20.39	to $24.39	$4,148	—	0.00%	to 1.45%	6.87%	to 8.40%
VY® Templeton Foreign Equity Portfolio - Adviser Class									
2018	19	$10.03		$190	1.87%	0.35%		-15.64%	
2017	20	$11.89		$238	1.60%	0.35%		21.20%	
2016	23	$9.81		$223	2.36%	0.35%		1.03%	
2015	36	$9.71		$345	3.71%	0.35%		-4.15%	
2014	40	$10.13		$409	2.11%	0.35%		-7.40%	

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
VY® Templeton Foreign Equity Portfolio - Initial Class													
2018		6,988	$9.29	to	$10.99	$69,069	2.19%	0.00%	to	1.50%	-16.23%	to	-14.94%
2017		7,762	$11.09	to	$12.92	$91,104	2.03%	0.00%	to	1.50%	20.52%	to	22.35%
2016		8,386	$9.20	to	$10.56	$81,205	3.37%	0.00%	to	1.50%	0.32%	to	1.83%
2015		9,214	$9.17	to	$10.37	$88,438	4.05%	0.00%	to	1.50%	-4.85%	to	-3.36%
2014		9,958	$9.63	to	$10.73	$99,808	2.55%	0.00%	to	1.50%	-7.97%	to	-6.53%
VY® Templeton Foreign Equity Portfolio - Service Class													
2018		6	$11.26	to	$13.03	$78	1.46%	0.00%	to	1.15%	-16.16%	to	-15.78%
2017		13	$13.19	to	$15.18	$196	1.45%	0.10%	to	1.30%	20.66%	to	21.93%
2016		21	$11.13	to	$12.45	$250	2.70%	0.10%	to	1.15%	0.45%	to	1.47%
2015		26	$10.82	to	$12.39	$308	3.77%	0.00%	to	1.40%	-4.84%	to	-3.50%
2014		26	$11.37	to	$12.84	$328	2.03%	0.00%	to	1.40%	-8.23%	to	-6.89%
Voya Corporate Leaders 1-- Fund - Class I													
2018		539	$10.40	to	$11.95	$6,239	2.21%	0.25%	to	1.50%	-8.13%	to	-7.00%
2017		468	$11.26	to	$12.85	$5,878	2.18%	0.25%	to	1.50%	17.60%	to	19.09%
2016		330	$10.57	to	$10.79	$3,517	2.48%	0.25%	to	1.50%	10.10%	to	11.47%
2015	06/29/2015	153	$9.60	to	$9.68	$1,470	(b)	0.25%	to	1.50%		(b)	
2014		(b)		(b)		(b)	(b)		(b)			(b)	
Voya Strategic Allocation Conservative Portfolio - Class I													
2018		1,103	$13.98	to	$32.37	$26,327	2.75%	0.00%	to	1.50%	-5.49%	to	-4.02%
2017		1,151	$14.69	to	$33.73	$28,660	2.48%	0.00%	to	1.50%	8.87%	to	10.54%
2016		1,361	$13.41	to	$30.51	$31,090	2.97%	0.00%	to	1.50%	4.11%	to	5.68%
2015		1,536	$12.81	to	$28.87	$33,353	3.30%	0.00%	to	1.50%	-1.71%	to	-0.15%
2014		1,725	$12.95	to	$28.93	$38,249	2.71%	0.00%	to	1.50%	4.98%	to	6.63%
Voya Strategic Allocation Growth Portfolio - Class I													
2018		2,476	$13.59	to	$35.34	$60,918	2.13%	0.00%	to	1.95%	-10.09%	to	-8.32%
2017		2,690	$14.96	to	$38.55	$72,444	1.73%	0.00%	to	1.95%	15.60%	to	17.92%
2016		3,025	$12.80	to	$32.70	$69,555	2.66%	0.00%	to	1.95%	4.81%	to	6.93%
2015		3,234	$12.08	to	$30.58	$70,037	2.67%	0.00%	to	1.95%	-3.06%	to	-1.20%
2014		3,394	$12.34	to	$30.84	$75,559	2.04%	0.00%	to	1.95%	4.45%	to	6.63%

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
Voya Strategic Allocation Moderate Portfolio - Class I													
2018		2,310	$13.80	to	$33.56	$54,755	2.42%	0.00%	to	1.50%	-7.49%	to	-6.05%
2017		2,560	$14.82	to	$35.72	$64,749	1.97%	0.00%	to	1.50%	12.79%	to	14.53%
2016		2,828	$13.06	to	$31.20	$62,777	2.66%	0.00%	to	1.50%	5.02%	to	6.68%
2015		3,023	$12.36	to	$29.26	$63,542	2.91%	0.00%	to	1.70%	-2.06%	to	-0.53%
2014		3,238	$12.54	to	$29.32	$68,770	2.33%	0.00%	to	1.60%	4.94%	to	6.71%
Voya Growth and Income Portfolio - Class A													
2018		67		$19.01		$1,271	1.39%		0.35%				-5.19%
2017		73		$20.05		$1,456	1.38%		0.35%				19.35%
2016		78		$16.80		$1,308	1.48%		0.35%				8.88%
2015		91		$15.43		$1,408	1.53%		0.35%				-2.16%
2014		101		$15.77		$1,598	1.56%		0.35%				9.82%
Voya Growth and Income Portfolio - Class I													
2018		24,740	$17.26	to	$601.68	$1,069,882	1.82%	0.00%	to	1.95%	-6.30%	to	-4.45%
2017		27,824	$18.23	to	$635.67	$1,266,962	1.81%	0.00%	to	1.95%	17.98%	to	20.37%
2016		30,717	$15.28	to	$533.22	$1,180,483	1.95%	0.00%	to	1.95%	7.66%	to	9.77%
2015		34,119	$14.05	to	$490.34	$1,206,913	1.98%	0.00%	to	1.95%	-3.39%	to	-1.38%
2014		37,723	$14.38	to	$502.14	$1,371,748	1.94%	0.00%	to	1.95%	8.58%	to	10.72%
Voya Growth and Income Portfolio - Class S													
2018		9	$18.10	to	$27.69	$190	1.10%	0.45%	to	1.35%	-5.96%	to	-5.11%
2017		14	$19.18	to	$29.18	$355	1.56%	0.10%	to	1.35%	18.66%	to	19.94%
2016		16	$16.13	to	$24.41	$335	1.86%	0.10%	to	1.45%	8.11%	to	9.35%
2015		15	$14.89	to	$22.41	$290	1.75%	0.10%	to	1.55%	-3.12%	to	-1.77%
2014		15	$15.29	to	$22.95	$281	1.62%	0.10%	to	1.55%	8.70%	to	10.33%
Voya Global Equity Portfolio - Class I													
2018		6,855	$10.61	to	$11.30	$74,924	5.37%	0.00%	to	1.55%	-10.31%	to	-8.87%
2017		7,484	$11.83	to	$12.43	$90,478	2.27%	0.00%	to	1.55%	21.83%	to	23.75%
2016		8,952	$9.71	to	$10.05	$88,186	2.79%	0.00%	to	1.55%	4.40%	to	6.03%
2015	03/09/2015	10,297	$9.31	to	$9.49	$96,475	(b)	0.00%	to	1.50%	(b)		
2014		(b)		(b)		(b)	(b)		(b)		(b)		

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
Voya Global Equity Portfolio - Class S													
2018		965	$10.99	to	$11.56	$10,636	4.58%	0.00%	to	1.25%	-10.21%	to	-9.12%
2017		1,049	$12.24	to	$12.72	$12,878	2.08%	0.00%	to	1.25%	21.91%	to	23.50%
2016		1,119	$10.04	to	$10.30	$11,258	2.53%	0.00%	to	1.25%	4.47%	to	5.75%
2015	03/09/2015	1,241	$9.60	to	$9.74	$11,940	(b)	0.00%	to	1.40%	(b)		
2014		(b)		(b)		(b)	(b)		(b)		(b)		
Voya Index Plus LargeCap Portfolio - Class I													
2018		9,223	$16.17	to	$48.43	$334,558	1.53%	0.00%	to	1.95%	-8.64%	to	-6.80%
2017		9,566	$17.62	to	$51.97	$377,022	1.58%	0.00%	to	1.95%	22.20%	to	24.64%
2016		10,427	$14.35	to	$41.70	$332,137	1.66%	0.00%	to	1.95%	8.14%	to	10.29%
2015		11,108	$13.21	to	$37.81	$323,462	1.62%	0.00%	to	1.95%	-1.16%	to	0.85%
2014		11,978	$13.30	to	$37.36	$348,666	1.47%	0.00%	to	1.95%	11.70%	to	13.92%
Voya Index Plus LargeCap Portfolio - Class S													
2018		8		$22.40		$181	1.05%		0.35%			-7.36%	
2017		8		$24.18		$201	0.88%		0.35%			23.87%	
2016		15		$19.52		$298	1.44%		0.35%			9.60%	
2015		16		$17.81		$282	1.33%		0.35%			0.28%	
2014		18		$17.76		$318	1.23%		0.35%			13.12%	
Voya Index Plus MidCap Portfolio - Class I													
2018		6,970	$17.16	to	$52.05	$271,771	1.11%	0.00%	to	1.95%	-16.01%	to	-14.32%
2017		7,743	$20.22	to	$60.77	$357,140	1.28%	0.00%	to	1.95%	11.36%	to	13.57%
2016		8,805	$17.96	to	$53.51	$361,836	0.99%	0.00%	to	1.95%	15.87%	to	18.18%
2015		9,192	$15.34	to	$45.29	$327,049	0.95%	0.00%	to	1.95%	-3.69%	to	-1.78%
2014		9,910	$15.76	to	$46.11	$366,118	0.77%	0.00%	to	1.95%	7.44%	to	9.90%
Voya Index Plus MidCap Portfolio - Class S													
2018		3		$21.34		$59	1.54%		0.35%			-14.84%	
2017		3		$25.06		$71	0.84%		0.35%			12.93%	
2016		13		$22.19		$282	0.88%		0.35%			17.41%	
2015		16		$18.90		$300	0.60%		0.35%			-2.43%	
2014		19		$19.37		$364	0.69%		0.35%			8.94%	

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements

Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)		Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)		Total Return[D] (lowest to highest)	
Voya Index Plus SmallCap Portfolio - Class I									
2018	4,022	$17.32	to $38.72	$122,776	0.96%	0.00%	to 1.95%	-14.10%	to -12.38%
2017	4,378	$19.95	to $44.20	$154,397	0.86%	0.00%	to 1.95%	7.83%	to 9.92%
2016	5,041	$18.31	to $40.21	$163,309	0.81%	0.00%	to 1.95%	24.85%	to 27.36%
2015	5,220	$14.51	to $31.58	$133,988	0.91%	0.00%	to 1.95%	-5.09%	to -3.19%
2014	5,601	$15.13	to $32.63	$149,688	0.63%	0.00%	to 1.95%	3.40%	to 5.43%
Voya Index Plus SmallCap Portfolio - Class S									
2018	8	$20.26		$155	0.57%	0.35%		-12.94%	
2017	8	$23.27		$193	0.50%	0.35%		9.25%	
2016	13	$21.30		$275	0.61%	0.35%		26.56%	
2015	16	$16.83		$276	0.72%	0.35%		-3.83%	
2014	16	$17.50		$278	0.39%	0.35%		4.92%	
Voya International Index Portfolio - Class I									
2018	3,694	$8.85	to $17.06	$37,196	2.96%	0.00%	to 1.65%	-15.15%	to -13.74%
2017	3,510	$10.43	to $19.96	$41,414	2.37%	0.00%	to 1.65%	22.85%	to 24.92%
2016	3,133	$8.49	to $16.14	$29,891	3.03%	0.00%	to 1.65%	-0.82%	to 0.82%
2015	3,113	$8.56	to $16.16	$29,868	3.32%	0.00%	to 1.65%	-2.51%	to -0.92%
2014	2,753	$8.78	to $16.46	$26,942	0.83%	0.00%	to 1.65%	-7.48%	to -5.95%
Voya International Index Portfolio - Class S									
2018	—	$16.78		$7	—	0.35%		-14.17%	
2017	1	$19.55		$10	2.40%	0.35%		24.05%	
2016	—	$15.76		$7	2.76%	0.35%		0.19%	
2015	—	$15.73		$7	—	0.35%		-1.38%	
2014	—	$15.95		$7	—	0.35%		-6.51%	
Voya Russell™ Large Cap Growth Index Portfolio - Class I									
2018	1,942	$32.75	to $37.85	$66,554	1.11%	0.00%	to 1.50%	-2.44%	to -0.97%
2017	1,801	$33.57	to $38.22	$63,047	1.12%	0.00%	to 1.50%	29.31%	to 31.25%
2016	1,518	$25.96	to $29.12	$40,899	1.20%	0.00%	to 1.50%	4.97%	to 6.59%
2015	1,069	$24.73	to $27.32	$27,315	1.14%	0.00%	to 1.50%	6.00%	to 7.60%
2014	769	$23.33	to $25.39	$18,455	1.11%	0.00%	to 1.50%	11.41%	to 13.10%

Fund / Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
Voya Russell™ Large Cap Growth Index Portfolio - Class S												
2018	48	$32.46	to	$36.27	$1,671	0.89%	0.00%	to	1.35%	-2.55%	to	-1.22%
2017	41	$33.30	to	$37.43	$1,474	0.92%	0.00%	to	1.35%	29.37%	to	30.93%
2016	43	$26.08	to	$28.59	$1,182	1.07%	0.00%	to	1.20%	5.03%	to	6.32%
2015	45	$24.99	to	$26.89	$1,170	0.90%	0.00%	to	1.10%	6.16%	to	7.39%
2014	43	$23.54	to	$25.04	$1,040	1.10%	0.00%	to	1.10%	11.95%	to	12.74%
Voya Russell™ Large Cap Index Portfolio - Class I												
2018	6,414	$18.62	to	$21.96	$130,188	1.65%	0.00%	to	1.60%	-5.00%	to	-3.47%
2017	5,837	$19.60	to	$22.75	$123,610	1.60%	0.00%	to	1.60%	20.62%	to	22.57%
2016	5,397	$16.11	to	$18.56	$93,725	1.75%	0.00%	to	1.70%	9.07%	to	10.94%
2015	3,955	$14.77	to	$16.73	$62,008	1.62%	0.00%	to	1.70%	0.47%	to	2.07%
2014	3,365	$14.76	to	$16.39	$52,083	1.45%	0.00%	to	1.65%	11.06%	to	12.96%
Voya Russell™ Large Cap Index Portfolio - Class S												
2018	14	$30.43			$423	1.39%	0.95%			-4.58%		
2017	14	$31.89			$441	1.38%	0.95%			21.12%		
2016	15	$26.33			$400	1.61%	0.95%			9.66%		
2015	16	$24.01			$389	1.50%	0.95%			0.84%		
2014	17	$23.81			$412	0.95%	0.95%			11.52%		
Voya Russell™ Large Cap Value Index Portfolio - Class I												
2018	23	$24.22	to	$24.46	$558	2.28%	1.15%	to	1.25%	-7.80%	to	-7.70%
2017	25	$26.27	to	$26.84	$672	2.20%	1.00%	to	1.25%	12.07%	to	12.19%
2016	21	$23.44	to	$23.62	$490	1.62%	1.15%	to	1.25%	14.17%	to	14.33%
2015	21	$20.53	to	$20.66	$440	1.67%	1.15%	to	1.25%	-4.69%	to	-4.62%
2014	18	$21.54	to	$21.66	$399	1.57%	1.15%	to	1.25%	11.03%	to	11.13%
Voya Russell™ Large Cap Value Index Portfolio - Class S												
2018	620	$23.07	to	$26.67	$14,982	2.02%	0.00%	to	1.50%	-8.27%	to	-6.85%
2017	612	$25.15	to	$28.63	$16,042	1.91%	0.00%	to	1.50%	11.53%	to	13.21%
2016	571	$22.55	to	$25.29	$13,396	1.30%	0.00%	to	1.50%	13.60%	to	15.32%
2015	463	$19.85	to	$21.93	$9,518	1.46%	0.00%	to	1.50%	-5.21%	to	-3.77%
2014	382	$20.94	to	$22.79	$8,242	1.23%	0.00%	to	1.50%	10.56%	to	12.21%

314

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements

Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
Voya Russell™ Mid Cap Growth Index Portfolio - Class S												
2018	492	$29.71	to	$34.34	$15,370	0.43%	0.00%	to	1.50%	-6.78%	to	-5.37%
2017	487	$31.87	to	$36.29	$16,225	0.66%	0.00%	to	1.50%	22.48%	to	24.37%
2016	473	$26.02	to	$29.18	$12,817	0.69%	0.00%	to	1.50%	5.26%	to	6.81%
2015	434	$24.72	to	$27.32	$11,132	0.71%	0.00%	to	1.50%	-2.29%	to	-0.76%
2014	387	$25.30	to	$27.53	$10,138	0.21%	0.00%	to	1.50%	9.48%	to	11.10%
Voya Russell™ Mid Cap Index Portfolio - Class I												
2018	8,181	$10.05	to	$21.43	$140,564	1.48%	0.00%	to	1.60%	-10.72%	to	-9.31%
2017	8,340	$11.16	to	$23.63	$159,494	1.56%	0.00%	to	1.60%	16.11%	to	17.97%
2016	5,610	$11.17	to	$20.03	$105,572	1.26%	0.00%	to	1.70%	11.48%	to	13.42%
2015	4,628	$15.39	to	$17.66	$77,658	1.28%	0.00%	to	1.80%	-4.42%	to	-2.81%
2014	3,618	$16.29	to	$18.17	$62,848	0.96%	0.00%	to	1.65%	10.89%	to	12.72%
Voya Russell™ Small Cap Index Portfolio - Class I												
2018	4,174	$9.77	to	$21.33	$67,456	1.16%	0.00%	to	1.55%	-12.65%	to	-11.27%
2017	3,853	$11.09	to	$24.04	$70,922	1.15%	0.00%	to	1.55%	12.55%	to	14.26%
2016	2,347	$12.42	to	$21.04	$45,782	1.24%	0.00%	to	1.70%	19.07%	to	21.13%
2015	2,082	$15.26	to	$17.37	$33,953	1.07%	0.00%	to	1.70%	-6.13%	to	-4.56%
2014	1,730	$16.31	to	$18.20	$29,802	0.98%	0.00%	to	1.65%	3.23%	to	4.96%
Voya Small Company Portfolio - Class I												
2018	3,081	$26.63	to	$65.49	$127,882	0.57%	0.00%	to	1.50%	-17.12%	to	-15.84%
2017	3,514	$21.78	to	$77.82	$178,760	0.33%	0.00%	to	1.50%	9.62%	to	11.30%
2016	3,641	$19.75	to	$69.93	$169,597	0.42%	0.00%	to	1.50%	22.62%	to	24.50%
2015	3,689	$16.01	to	$56.17	$140,805	0.50%	0.00%	to	1.50%	-2.27%	to	-0.76%
2014	3,880	$16.28	to	$56.62	$151,114	0.35%	0.00%	to	1.50%	4.94%	to	6.51%
Voya Small Company Portfolio - Class S												
2018	5	$24.12			$129	—			0.35%			-16.34%
2017	5	$28.83			$146	0.19%			0.35%			10.63%
2016	15	$26.06			$401	0.18%			0.35%			23.74%
2015	15	$21.06			$314	0.33%			0.35%			-1.40%
2014	14	$21.36			$301	—			0.35%			5.90%

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
Voya U.S. Bond Index Portfolio - Class I													
2018		1,292	$11.54	to	$13.96	$16,449	2.27%	0.00%	to	1.80%	-2.12%	to	-0.36%
2017		1,221	$11.79	to	$14.01	$15,746	2.35%	0.00%	to	1.80%	1.38%	to	3.17%
2016		1,281	$11.63	to	$13.58	$16,169	2.28%	0.00%	to	1.80%	0.43%	to	2.34%
2015		1,070	$11.58	to	$13.27	$13,331	2.29%	0.00%	to	1.80%	-1.53%	to	0.23%
2014		982	$11.76	to	$13.24	$12,284	1.95%	0.00%	to	1.80%	3.89%	to	5.75%
Voya MidCap Opportunities Portfolio - Class I													
2018		7,662	$15.24	to	$38.17	$226,057	—	0.00%	to	1.55%	-8.91%	to	-7.48%
2017		7,897	$16.73	to	$41.46	$255,230	0.11%	0.00%	to	1.55%	23.24%	to	25.12%
2016		5,238	$13.69	to	$33.31	$132,120	—	0.00%	to	1.50%	5.66%	to	7.28%
2015		5,335	$12.94	to	$31.21	$128,449	—	0.00%	to	1.50%	-0.97%	to	0.52%
2014		5,371	$13.03	to	$31.20	$131,603	0.41%	0.00%	to	1.50%	7.23%	to	8.85%
Voya MidCap Opportunities Portfolio - Class S													
2018		41	$21.58	to	$30.69	$1,008	—	0.30%	to	1.55%	-9.14%	to	-7.96%
2017		41	$23.75	to	$33.37	$1,104	—	0.30%	to	1.55%	22.87%	to	24.37%
2016		49	$19.33	to	$26.84	$1,066	—	0.30%	to	1.55%	5.34%	to	6.70%
2015		60	$18.35	to	$25.17	$1,232	—	0.20%	to	1.55%	-1.29%	to	0.05%
2014		67	$18.59	to	$25.19	$1,396	0.29%	0.20%	to	1.55%	6.90%	to	8.16%
Voya SmallCap Opportunities Portfolio - Class I													
2018		3,223	$11.82	to	$32.26	$55,777	—	0.00%	to	1.55%	-17.17%	to	-15.85%
2017		3,289	$14.22	to	$38.42	$69,587	0.08%	0.00%	to	1.55%	16.96%	to	18.73%
2016		3,119	$12.13	to	$32.18	$56,707	—	0.00%	to	1.65%	11.53%	to	13.39%
2015		3,040	$10.82	to	$28.65	$50,351	—	0.00%	to	1.65%	-2.35%	to	-0.91%
2014		2,382	$11.05	to	$28.97	$42,392	—	0.00%	to	1.75%	4.01%	to	5.63%
Voya SmallCap Opportunities Portfolio - Class S													
2018		4			$25.65	$104	—			0.35%			-16.40%
2017		4			$30.68	$109	—			0.35%			18.05%
2016		4			$25.99	$99	—			0.35%			12.71%
2015		5			$23.06	$121	—			0.35%			-1.50%
2014		6			$23.41	$139	—			0.35%			4.98%

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
Wanger International													
2018		2,737	$11.48	to	$14.10	$35,293	2.21%	0.00%	to	1.50%	-18.97%	to	-17.69%
2017		2,935	$14.07	to	$17.13	$46,316	1.20%	0.00%	to	1.50%	30.94%	to	32.89%
2016		3,461	$10.68	to	$12.89	$41,297	1.19%	0.00%	to	1.50%	-2.87%	to	-1.38%
2015		3,634	$10.93	to	$13.07	$44,253	1.50%	0.00%	to	1.50%	-1.37%	to	0.09%
2014		3,757	$11.02	to	$13.06	$46,020	1.53%	0.00%	to	1.60%	-5.94%	to	-4.35%
Wanger Select													
2018		2,040	$15.80	to	$30.43	$54,081	0.18%	0.00%	to	1.65%	-13.71%	to	-12.41%
2017		2,337	$18.20	to	$34.74	$71,676	0.18%	0.00%	to	1.75%	24.48%	to	26.65%
2016		2,502	$14.50	to	$27.43	$61,099	0.16%	0.00%	to	1.75%	11.67%	to	13.38%
2015		2,867	$12.91	to	$24.20	$62,371	0.01%	0.00%	to	1.65%	-1.22%	to	0.25%
2014		3,331	$12.99	to	$24.14	$73,151	—	0.00%	to	1.75%	1.39%	to	3.43%
Wanger USA													
2018		2,601	$11.11	to	$33.76	$77,471	0.11%	0.00%	to	1.55%	-2.96%	to	-1.42%
2017		2,586	$11.39	to	$34.26	$79,557	—	0.00%	to	1.75%	17.50%	to	19.58%
2016		2,642	$15.22	to	$28.79	$68,640	—	0.00%	to	1.75%	11.73%	to	13.69%
2015		2,789	$13.50	to	$25.50	$64,131	—	0.00%	to	1.75%	-2.34%	to	-0.60%
2014		2,947	$13.70	to	$25.84	$68,668	—	0.00%	to	1.75%	2.96%	to	4.79%
Washington Mutual Investors Fund[SM] - Class R-3													
2018		98	$21.82	to	$27.50	$2,484	1.50%	0.00%	to	1.55%	-4.80%	to	-3.53%
2017		113	$22.92	to	$27.46	$2,965	1.54%	0.25%	to	1.55%	17.90%	to	19.44%
2016		123	$19.44	to	$22.99	$2,724	1.49%	0.25%	to	1.55%	11.28%	to	12.60%
2015		148	$17.47	to	$21.02	$2,936	1.77%	0.00%	to	1.55%	-2.07%	to	-0.47%
2014		242	$17.84	to	$21.12	$4,859	1.46%	0.00%	to	1.55%	9.11%	to	10.81%
Washington Mutual Investors Fund[SM] - Class R-4													
2018		8,042	$11.02	to	$28.56	$189,561	1.90%	0.00%	to	1.50%	-4.48%	to	-2.98%
2017		7,659	$11.44	to	$29.47	$191,542	1.88%	0.00%	to	1.50%	18.33%	to	20.13%
2016		7,095	$16.13	to	$24.56	$152,821	1.91%	0.00%	to	1.50%	11.67%	to	13.33%
2015		6,613	$14.36	to	$21.69	$127,190	1.96%	0.00%	to	1.50%	-1.71%	to	-0.26%
2014		6,771	$14.52	to	$21.76	$132,246	1.70%	0.00%	to	1.50%	9.53%	to	11.16%

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
Wells Fargo Small Cap Value Fund - Class A													
2018		7			$15.92	$105	—	1.00%					-19.64%
2017		7			$19.81	$131	—	1.00%					12.75%
2016		9			$17.57	$153	—	1.00%					31.41%
2015		7			$13.37	$95	—	1.00%					-11.57%
2014		7			$15.12	$108	0.90%	1.00%					2.44%
Wells Fargo Small Company Growth Fund - Administrator Class													
2018		461	$12.85	to	$13.37	$6,008	—	0.25%	to	1.50%	-5.34%	to	-4.39%
2017		46	$13.53	to	$13.94	$636	—	0.30%	to	1.50%	18.87%	to	19.72%
2016	5/17/2016	19	$11.38	to	$11.61	$216	(c)	0.50%	to	1.25%		(c)	
2015		(c)		(c)		(c)	(c)	(c)				(c)	
2014		(c)		(c)		(c)	(c)	(c)				(c)	
Wells Fargo Special Small Cap Value Fund - Class A													
2018		2,450	$18.11	to	$49.00	$99,804	0.46%	0.00%	to	1.55%	-15.07%	to	-13.71%
2017		2,664	$21.18	to	$56.85	$127,478	0.92%	0.00%	to	1.55%	9.40%	to	11.07%
2016		2,852	$19.25	to	$51.24	$124,195	0.58%	0.00%	to	1.50%	26.96%	to	28.91%
2015		3,031	$15.07	to	$39.80	$103,636	0.69%	0.00%	to	1.50%	-5.98%	to	-4.58%
2014		3,271	$15.93	to	$41.74	$118,489	0.75%	0.00%	to	1.50%	5.77%	to	7.34%

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements

(a) As investment Division had no investments until 2014, this data is not meaningful and is therefore not presented.

(b) As investment Division had no investments until 2015, this data is not meaningful and is therefore not presented.

(c) As investment Division had no investments until 2016, this data is not meaningful and is therefore not presented.

(d) As investment Division had no investments until 2017, this data is not meaningful and is therefore not presented.

(e) As investment Division had no investments until 2018, this data is not meaningful and is therefore not presented.

(f) As investment Division is wholly comprised of new contracts at the end of the year, this data is not meaningful and is therefore not presented.

A The Fund Inception Date represents the first date the fund received money.

B The Investment Income Ratio represents dividends received by the Division, excluding capital gains distributions, divided by the average net assets. The recognition of investment income is determined by the timing of the declaration of dividends by the underlying fund in which the Division invests.

C The Expense Ratio considers only the annualized contract expenses borne directly by the Account, excluding expenses charged through the redemption of units, and is equal to the mortality and expense, administrative, and other charges, as defined in the Charges and Fees note. Certain items in this table are presented as a range of minimum and maximum values; however, such information is calculated independently for each column in the table.

D Total Return is calculated as the change in unit value for each Contract presented in the Statements of Assets and Liabilities. Certain items in this table are presented as a range of minimum and maximum values; however, such information is calculated independently for each column in the table.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)

Report of Independent Registered Public Accounting Firm

To the Shareholder and the Board of Directors of
Voya Retirement Insurance and Annuity Company

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Voya Retirement Insurance and Annuity Company (the Company) as of December 31, 2018 and 2017, the related consolidated statements of operations, comprehensive income, changes in shareholder's equity, and cash flows for each of the three years in the period ended December 31, 2018, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2018 and 2017, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2018, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Ernst & Young LLP

We have served as the Company's auditor since 2001.

Boston, Massachusetts
March 14, 2019

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Consolidated Balance Sheets
December 31, 2018 and 2017
(In millions, except share and per share data)

	As of December 31,	
	2018	**2017**
Assets		
Investments:		
Fixed maturities, available-for-sale, at fair value (amortized cost of $22,860 as of 2018 and $21,774 as of 2017)	$ 22,981	$ 23,141
Fixed maturities, at fair value using the fair value option	1,171	941
Equity securities, at fair value (cost of $45 as of 2018 and 2017)	57	60
Short-term investments	50	25
Mortgage loans on real estate, net of valuation allowance of $1 as of 2018 and 2017	4,918	4,910
Policy loans	210	214
Limited partnerships/corporations	583	411
Derivatives	128	136
Securities pledged (amortized cost of $867 as of 2018 and $864 as of 2017)	882	960
Other investments	40	—
Total investments	31,020	30,798
Cash and cash equivalents	364	288
Short-term investments under securities loan agreements, including collateral delivered	793	765
Accrued investment income	301	304
Premiums receivable and reinsurance recoverable	1,409	1,496
Deferred policy acquisition costs, Value of business acquired and Sales inducements to contract owners	1,104	766
Notes receivable from affiliate	—	175
Short-term loan to affiliate	—	80
Current income tax recoverable	35	—
Due from affiliates	54	60
Property and equipment	62	64
Other assets	251	140
Assets held in separate accounts	67,323	73,036
Total assets	$ 102,716	$ 107,972

The accompanying notes are an integral part of these Consolidated Financial Statements.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Consolidated Balance Sheets
December 31, 2018 and 2017
(In millions, except share and per share data)

	As of December 31,			
	2018		2017	
Liabilities and Shareholder's Equity				
Future policy benefits and contract owner account balances	$	30,695	$	29,669
Payable for securities purchased		49		79
Payables under securities loan agreements, including collateral held		827		845
Due to affiliates		73		61
Derivatives		99		85
Current income tax payable to Parent		—		23
Deferred income taxes		64		187
Other liabilities		264		406
Liabilities related to separate accounts		67,323		73,036
Total liabilities		99,394		104,391
Commitments and Contingencies (Note 13)				
Shareholder's equity:				
Common stock (100,000 shares authorized, 55,000 issued and outstanding as of 2018 and 2017; $50 par value per share)		3		3
Additional paid-in capital		2,728		2,730
Accumulated other comprehensive income (loss)		108		818
Retained earnings (deficit)		483		30
Total shareholder's equity		3,322		3,581
Total liabilities and shareholder's equity	$	102,716	$	107,972

The accompanying notes are an integral part of these Consolidated Financial Statements.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Consolidated Statements of Operations
For the Years Ended December 31, 2018, 2017 and 2016
(In millions)

		Year Ended December 31,				
		2018		**2017**		**2016**
Revenues:						
Net investment income	$	1,623	$	1,520	$	1,501
Fee income		695		713		725
Premiums		41		48		870
Broker-dealer commission revenue		69		170		175
Net realized capital gains (losses):						
Total other-than-temporary impairments		(18)		(19)		(19)
Less: Portion of other-than-temporary impairments recognized in Other comprehensive income (loss)		2		(7)		—
Net other-than-temporary impairments recognized in earnings		(20)		(12)		(19)
Other net realized capital gains (losses)		(222)		(188)		(194)
Total net realized capital gains (losses)		(242)		(200)		(213)
Other revenue		13		—		(2)
Total revenues		2,199		2,251		3,056
Benefits and expenses:						
Interest credited and other benefits to contract owners/ policyholders		828		958		1,765
Operating expenses		647		801		815
Broker-dealer commission expense		69		170		175
Net amortization of Deferred policy acquisition costs and Value of business acquired		86		233		167
Total benefits and expenses		1,630		2,162		2,922
Income (loss) before income taxes		569		89		134
Income tax expense (benefit)		74		(121)		21
Net income (loss)	$	495	$	210	$	113

The accompanying notes are an integral part of these Consolidated Financial Statements.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Consolidated Statements of Comprehensive Income
For the Years Ended December 31, 2018, 2017 and 2016
(In millions)

	Year Ended December 31,					
	2018		**2017**		**2016**	
Net income (loss)	$	495	$	210	$	113
Other comprehensive income (loss), before tax:						
Unrealized gains/losses on securities		(897)		387		258
Other-than-temporary impairments		8		(4)		9
Pension and other postretirement benefits liability		(1)		(2)		(1)
Other comprehensive income (loss), before tax		(890)		381		266
Income tax expense (benefit) related to items of other comprehensive income (loss)		(192)		122		93
Other comprehensive income (loss), after tax		(698)		259		173
Comprehensive income (loss)	$	(203)	$	469	$	286

The accompanying notes are an integral part of these Consolidated Financial Statements.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Consolidated Statements of Changes in Shareholder's Equity
For the Years Ended December 31, 2018, 2017 and 2016
(In millions)

	Common Stock	Additional Paid-In Capital	Accumulated Other Comprehensive Income (Loss)	Retained Earnings (Deficit)	Total Shareholder's Equity
Balance at January 1, 2016	$ 3	$ 3,272	$ 386	$ (293)	$ 3,368
Comprehensive income (loss):					
Net income (loss)	—	—	—	113	113
Other comprehensive income (loss), after tax	—	—	173	—	173
Total comprehensive income (loss)					286
Dividends paid and distributions of capital	—	(278)	—	—	(278)
Employee related benefits	—	—	—	—	—
Balance as of December 31, 2016	3	2,994	559	(180)	3,376
Comprehensive income (loss):					
Net income (loss)	—	—	—	210	210
Other comprehensive income (loss), after tax	—	—	259	—	259
Total comprehensive income (loss)					469
Dividends paid and distributions of capital	—	(265)	—	—	(265)
Employee related benefits	—	1	—	—	1
Balance as of December 31, 2017- As previously filed	3	2,730	818	30	3,581
Cumulative effect of changes in accounting:					
Adjustment for adoption of ASU 2014-09	—	—	—	72	72
Adjustment for adoption of ASU 2016-01	—	—	(12)	12	—
Balance as of January 1, 2018 - As adjusted	3	2,730	806	114	3,653
Comprehensive income (loss):					
Net income (loss)	—	—	—	495	495
Other comprehensive income (loss), after tax	—	—	(698)	—	(698)
Total comprehensive income (loss)					(203)
Dividends paid and distributions of capital	—	—	—	(126)	(126)
Employee related benefits	—	(2)	—	—	(2)
Balance as of December 31, 2018	$ 3	$ 2,728	$ 108	$ 483	$ 3,322

The accompanying notes are an integral part of these Consolidated Financial Statements.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Consolidated Statements of Cash Flows
For the Years Ended December 31, 2018, 2017 and 2016
(In millions)

	Year Ended December 31,		
	2018	2017	2016
Cash Flows from Operating Activities:			
Net income (loss)	$ 495	$ 210	$ 113
Adjustments to reconcile Net income (loss) to Net cash provided by operating activities:			
Capitalization of deferred policy acquisition costs, value of business acquired and sales inducements	(64)	(80)	(80)
Net amortization of deferred policy acquisition costs, value of business acquired and sales inducements	87	234	168
Net accretion/amortization of discount/premium	(3)	12	(1)
Future policy benefits, claims reserves and interest credited	547	534	1,289
Deferred income tax (benefit) expense	49	(158)	(3)
Net realized capital losses	242	200	213
Depreciation	2	3	4
Change in:			
Accrued investment income	3	(3)	(6)
Premiums receivable and reinsurance recoverable	87	138	205
Other receivables and asset accruals	(15)	21	7
Due to/from affiliates	18	(105)	30
Other payables and accruals	(169)	(3)	126
Other, net	(33)	(24)	(11)
Net cash provided by operating activities	1,246	979	2,054
Cash Flows from Investing Activities:			
Proceeds from the sale, maturity, disposal or redemption of:			
Fixed maturities	3,983	4,462	3,184
Equity securities, available-for-sale	3	25	49
Mortgage loans on real estate	598	494	375
Limited partnerships/corporations	99	81	71
Acquisition of:			
Fixed maturities	(5,475)	(4,247)	(5,664)
Equity securities, available-for-sale	(3)	(2)	—
Mortgage loans on real estate	(606)	(1,149)	(900)
Limited partnerships/corporations	(254)	(120)	(113)
Derivatives, net	23	203	28
Policy loans, net	4	5	11
Short-term investments, net	(26)	8	(33)
Short-term loan to affiliate, net	80	(80)	—
Collateral received (delivered), net	(46)	(189)	(30)
Other investments, net	(40)	—	—
Net cash used in investing activities	(1,660)	(509)	(3,022)

The accompanying notes are an integral part of these Consolidated Financial Statements.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Consolidated Statements of Cash Flows
For the Years Ended December 31, 2018, 2017 and 2016
(In millions)

		Year Ended December 31,				
		2018		2017		2016
Cash Flows from Financing Activities:						
Deposits received for investment contracts	$	3,744	$	2,380	$	3,746
Maturities and withdrawals from investment contracts		(3,108)		(2,794)		(2,534)
Settlements on deposit contracts		(20)		(64)		(66)
Dividends paid and return of capital distribution		(126)		(265)		(278)
Net cash (used in) provided by financing activities		490		(743)		868
Net increase (decrease) in cash and cash equivalents		76		(273)		(100)
Cash and cash equivalents, beginning of period		288		561		661
Cash and cash equivalents, end of period	$	364	$	288	$	561
Supplemental cash flow information:						
Income taxes paid, net	$	83	$	13	$	15

The accompanying notes are an integral part of these Consolidated Financial Statements.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

---

1.   Business, Basis of Presentation and Significant Accounting Policies

Business

Voya Retirement Insurance and Annuity Company ("VRIAC") is a stock life insurance company domiciled in the State of Connecticut. VRIAC and its wholly owned subsidiaries (collectively, the "Company") provide financial products and services in the United States. VRIAC is authorized to conduct its insurance business in all states and in the District of Columbia and in Guam, Puerto Rico and the Virgin Islands.

Prior to May 2013, Voya Financial, Inc. ("Voya Financial"), together with its subsidiaries, including the Company was an indirect, wholly owned subsidiary of ING Groep N.V. ("ING Group" or "ING"), a global financial services holding company based in The Netherlands. In May 2013, Voya Financial, Inc. completed its initial public offering of common stock, including the issuance and sale of common stock by Voya Financial, Inc. and the sale of shares of common stock owned indirectly by ING Group. Between October 2013 and March 2015, ING Group completed the sale of its remaining shares of common stock of Voya Financial, Inc. in a series of registered public offerings.

VRIAC is a direct, wholly owned subsidiary of Voya Holdings Inc. ("Parent"), which is a direct, wholly owned subsidiary of Voya Financial, Inc.

As of June 1, 2018, Directed Services LLC ("DSL") was divested pursuant to the transaction described below. Subsequent to the transaction, VRIAC has one wholly owned non-insurance subsidiary, Voya Financial Partners, LLC ("VFP").

On June 1, 2018, VRIAC's ultimate parent, Voya Financial, consummated a series of transactions (collectively, the "Transaction") pursuant to a Master Transaction Agreement dated December 20, 2017 (the "MTA") with VA Capital Company LLC ("VA Capital") and Athene Holding Ltd. ("Athene"). As part of the Transaction, VA Capital's wholly owned subsidiary Venerable Holdings Inc. ("Venerable") acquired certain of Voya Financial's assets, including all of the shares of capital stock of Voya Insurance and Annuity Company ("VIAC"), the Company's Iowa-domiciled insurance affiliate, as well as the membership interests of DSL, the Company's broker-dealer subsidiary. Following the closing of the Transaction, VRIAC acquired a 9.99% equity interest in VA Capital.

The Company offers qualified and nonqualified annuity contracts that include a variety of funding and payout options for individuals and employer-sponsored retirement plans qualified under Internal Revenue Code Sections 401, 403, 408, 457 and 501, as well as nonqualified deferred compensation plans and related services. The Company's products are offered primarily to employer-sponsored groups in the health care, government and education markets (collectively "tax exempt markets"), small to mid-sized corporations and individuals. The Company also provides stable value investment options, including separate account guaranteed investment contracts (e.g., GICs) and synthetic GICs, to institutional clients. Pension risk transfer group annuity solutions were previously offered to institutional plan sponsors who needed to transfer their defined benefit plan obligations to the Company. The Company discontinued sales of these solutions in late 2016 to better align business activities to the Company's priorities. The Company's products are generally distributed through pension professionals, independent agents and brokers, third-party administrators, banks, consultants, dedicated financial guidance, planning and advisory representatives associated with Voya Financial's retail broker-dealer, Voya Financial Advisors, Inc. ("VFA").

Products offered by the Company include deferred and immediate (i.e., payout) annuity contracts. The Company's products also include programs offered to qualified plans and nonqualified deferred compensation plans that package administrative and record-keeping services, participant education, and retirement readiness planning tools along with a variety of investment options, including proprietary and non-proprietary mutual funds and variable and fixed investment options. In addition, the Company offers wrapper agreements entered into with retirement plans, which contain certain benefit responsive guarantees (i.e., guarantees of principal and previously accrued interest for benefits paid under the terms of the plan) with respect to portfolios of plan-owned assets not invested with the Company. Stable value products are also provided to institutional plan sponsors where the Company may or may not be providing other employer sponsored products and services.

The Company has one operating segment.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Basis of Presentation

The accompanying Consolidated Financial Statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States ("U.S. GAAP").

The Consolidated Financial Statements include the accounts of VRIAC and its wholly owned subsidiaries, VFP and DSL. Intercompany transactions and balances have been eliminated. As of June 1, 2018, DSL was divested pursuant to the Transaction.

Significant Accounting Policies

Estimates and Assumptions

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the Consolidated Financial Statements and the reported amounts of revenues and expenses during the reporting period. Those estimates are inherently subject to change and actual results could differ from those estimates.

The Company has identified the following accounts and policies as the most significant in that they involve a higher degree of judgment, are subject to a significant degree of variability and/or contain significant accounting estimates:

- Reserves for future policy benefits;
- Deferred policy acquisition costs ("DAC") and value of business acquired ("VOBA");
- Valuation of investments and derivatives;
- Impairments;
- Income taxes; and
- Contingencies.

Fair Value Measurement

The Company measures the fair value of its financial assets and liabilities based on assumptions used by market participants in pricing the asset or liability, which may include inherent risk, restrictions on the sale or use of an asset, or nonperformance risk, including the Company's own credit risk. The estimate of fair value is the price that would be received to sell an asset or transfer a liability ("exit price") in an orderly transaction between market participants in the principal market, or the most advantageous market in the absence of a principal market, for that asset or liability. The Company uses a number of valuation sources to determine the fair values of its financial assets and liabilities, including quoted market prices, third-party commercial pricing services, third-party brokers, industry-standard, vendor-provided software that models the value based on market observable inputs, and other internal modeling techniques based on projected cash flows.

Investments

The accounting policies for the Company's principal investments are as follows:

Fixed Maturities and Equity Securities: Effective January 1, 2018, the Company adopted Accounting Standards Update ("ASU") 2016-01 "Financial Instruments-Overall (ASC Subtopic 825-10):Recognition and Measurement of Financial Assets and Financial Liabilities" ("ASU 2016-01") (See the *Adoption of New Pronouncements* section below). As a result, the Company measures its equity securities at fair value and recognizes any changes in fair value in net income. Prior to adoption, equity securities were designated as available-for-sale and reported at fair value with unrealized capital gains (losses) recorded in Accumulated other comprehensive income (loss) ("AOCI").

The Company's fixed maturities are currently designated as available-for-sale, except those accounted for using the fair value option ("FVO"). Available-for-sale securities are reported at fair value and unrealized capital gains (losses) on these securities are recorded directly in AOCI and presented net of related changes in DAC, VOBA and Deferred income taxes. In addition, certain fixed maturities have embedded derivatives, which are reported with the host contract on the Consolidated Balance Sheets.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

The Company has elected the FVO for certain of its fixed maturities to better match the measurement of assets and liabilities in the Consolidated Statements of Operations. Certain collateralized mortgage obligations ("CMOs"), primarily interest-only and principal-only strips, are accounted for as hybrid instruments and valued at fair value with changes in the fair value recorded in Other net realized capital gains (losses) in the Consolidated Statements of Operations.

Purchases and sales of fixed maturities and equity securities, excluding private placements, are recorded on the trade date. Purchases and sales of private placements and mortgage loans are recorded on the closing date. Investment gains and losses on sales of securities are generally determined on a first-in-first-out ("FIFO") basis.

Interest income on fixed maturities is recorded when earned using an effective yield method, giving effect to amortization of premiums and accretion of discounts. Dividends on equity securities are recorded when declared. Such dividends and interest income are recorded in Net investment income in the Consolidated Statements of Operations.

Included within fixed maturities are loan-backed securities, including residential mortgage-backed securities ("RMBS"), commercial mortgage-backed securities ("CMBS") and asset-backed securities ("ABS"). Amortization of the premium or discount from the purchase of these securities considers the estimated timing and amount of prepayments of the underlying loans. Actual prepayment experience is periodically reviewed and effective yields are recalculated when differences arise between the prepayments originally anticipated and the actual prepayments received and currently anticipated. Prepayment assumptions for single-class and multi-class mortgage-backed securities ("MBS") and ABS are estimated by management using inputs obtained from third-party specialists, including broker-dealers, and based on management's knowledge of the current market. For prepayment-sensitive securities such as interest-only and principal-only strips, inverse floaters and credit-sensitive MBS and ABS securities, which represent beneficial interests in securitized financial assets that are not of high credit quality or that have been credit impaired, the effective yield is recalculated on a prospective basis. For all other MBS and ABS, the effective yield is recalculated on a retrospective basis.

Short-term Investments: Short-term investments include investments with remaining maturities of one year or less, but greater than three months, at the time of purchase. These investments are stated at fair value.

Assets Held in Separate Accounts: Assets held in separate accounts are reported at the fair values of the underlying investments in the separate accounts. The underlying investments include mutual funds, short-term investments, cash and fixed maturities.

Mortgage Loans on Real Estate: The Company's mortgage loans on real estate are all commercial mortgage loans, which are reported at amortized cost, less impairment write-downs and allowance for losses. If a mortgage loan is determined to be impaired (i.e., when it is probable that the Company will be unable to collect all amounts due according to the contractual terms of the loan agreement), the carrying value of the mortgage loan is reduced to the lower of either the present value of expected cash flows from the loan, discounted at the loan's original purchase yield, or fair value of the collateral. For those mortgages that are determined to require foreclosure, the carrying value is reduced to the fair value of the underlying collateral, net of estimated costs to obtain and sell at the point of foreclosure. The carrying value of the impaired loans is reduced by establishing a permanent write-down recorded in Other net realized capital gains (losses) in the Consolidated Statements of Operations. Property obtained from foreclosed mortgage loans is recorded in Other investments on the Consolidated Balance Sheets.

Mortgage loans are evaluated by the Company's investment professionals, including an appraisal of loan-specific credit quality, property characteristics and market trends. Loan performance is continuously monitored on a loan-specific basis throughout the year. The Company's review includes submitted appraisals, operating statements, rent revenues and annual inspection reports, among other items. This review evaluates whether the properties are performing at a consistent and acceptable level to secure the debt.

Mortgages are rated for the purpose of quantifying the level of risk. Those loans with higher risk are placed on a watch list and are closely monitored for collateral deficiency or other credit events that may lead to a potential loss of principal or interest. The Company defines delinquent mortgage loans consistent with industry practice as 60 days past due.

Commercial loans are placed on non-accrual status when 90 days in arrears if the Company has concerns regarding the collectability of future payments, or if a loan has matured without being paid off or extended. Factors considered may include conversations with the borrower, loss of major tenant, bankruptcy of borrower or major tenant, decreased property cash flow, number of days

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

past due, or various other circumstances. Based on an assessment as to the collectability of the principal, a determination is made either to apply against the book value or apply according to the contractual terms of the loan. Funds recovered in excess of book value would then be applied to recover expenses, impairments, and then interest. Accrual of interest resumes after factors resulting in doubts about collectability have improved.

The Company records an allowance for probable losses incurred on non-impaired loans on an aggregate basis, rather than specifically identified probable losses incurred by individual loan.

Policy Loans: Policy loans are carried at an amount equal to the unpaid balance. Interest income on such loans is recorded as earned in Net investment income using the contractually agreed upon interest rate. Generally, interest is capitalized on the policy's anniversary date. Valuation allowances are not established for policy loans, as these loans are collateralized by the cash surrender value of the associated insurance contracts. Any unpaid principal or interest on the loan is deducted from the account value or the death benefit prior to settlement of the policy.

Limited Partnerships/Corporations: The Company uses the equity method of accounting for investments in limited partnership interests, which consists primarily of private equities and hedge funds. Generally, the Company records its share of earnings using a lag methodology, relying on the most recent financial information available, generally not to exceed three months. The Company's earnings from limited partnership interests accounted for under the equity method are recorded in Net investment income.

Securities Lending: The Company engages in securities lending whereby certain securities from its portfolio are loaned to other institutions, through a lending agent, for short periods of time. The Company has the right to approve any institution with whom the lending agent transacts on its behalf. Initial collateral, primarily cash, is required at a rate of 102% of the market value of the loaned securities. The lending agent retains the collateral and invests it in short-term liquid assets on behalf of the Company. The market value of the loaned securities is monitored on a daily basis with additional collateral obtained or refunded as the market value of the loaned securities fluctuates. The lending agent indemnifies the Company against losses resulting from the failure of a counterparty to return securities pledged where collateral is insufficient to cover the loss.

Impairments

The Company evaluates its available-for-sale general account investments quarterly to determine whether there has been an other-than-temporary decline in fair value below the amortized cost basis. This evaluation process entails considerable judgment and estimation. Factors considered in this analysis include, but are not limited to, the length of time and the extent to which the fair value has been less than amortized cost, the issuer's financial condition and near-term prospects, future economic conditions and market forecasts, interest rate changes and changes in ratings of the security. An extended and severe unrealized loss position on a fixed maturity may not have any impact on: (a) the ability of the issuer to service all scheduled interest and principal payments and (b) the evaluation of recoverability of all contractual cash flows or the ability to recover an amount at least equal to its amortized cost based on the present value of the expected future cash flows to be collected.

When assessing the Company's intent to sell a security, or if it is more likely than not it will be required to sell a security before recovery of its amortized cost basis, management evaluates facts and circumstances such as, but not limited to, decisions to rebalance the investment portfolio and sales of investments to meet cash flow or capital needs.

When the Company has determined it has the intent to sell, or if it is more likely than not that the Company will be required to sell a security before recovery of its amortized cost basis, and the fair value has declined below amortized cost ("intent impairment"), the individual security is written down from amortized cost to fair value, and a corresponding charge is recorded in Net realized capital gains (losses) in the Consolidated Statements of Operations as an other-than-temporary impairment ("OTTI"). If the Company does not intend to sell the security, and it is not more likely than not that the Company will be required to sell the security before recovery of its amortized cost basis, but the Company has determined that there has been an other-than-temporary decline in fair value below the amortized cost basis, the OTTI is bifurcated into the amount representing the present value of the decrease in cash flows expected to be collected ("credit impairment") and the amount related to other factors ("noncredit impairment"). The credit impairment is recorded in Net realized capital gains (losses) in the Consolidated Statements of Operations. The noncredit impairment is recorded in Other comprehensive income (loss).

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

The Company uses the following methodology and significant inputs to determine the amount of the OTTI credit loss:

- When determining collectability and the period over which the value is expected to recover for U.S. and foreign corporate securities, foreign government securities and state and political subdivision securities, the Company applies the same considerations utilized in its overall impairment evaluation process, which incorporates information regarding the specific security, the industry and geographic area in which the issuer operates and overall macroeconomic conditions. Projected future cash flows are estimated using assumptions derived from the Company's best estimates of likely scenario-based outcomes, after giving consideration to a variety of variables that includes, but is not limited to: general payment terms of the security; the likelihood that the issuer can service the scheduled interest and principal payments; the quality and amount of any credit enhancements; the security's position within the capital structure of the issuer; possible corporate restructurings or asset sales by the issuer; and changes to the rating of the security or the issuer by rating agencies.

- Additional considerations are made when assessing the unique features that apply to certain structured securities, such as subprime, Alt-A, non-agency RMBS, CMBS and ABS. These additional factors for structured securities include, but are not limited to: the quality of underlying collateral; expected prepayment speeds; loan-to-value ratios; debt service coverage ratios; current and forecasted loss severity; consideration of the payment terms of the underlying assets backing a particular security; and the payment priority within the tranche structure of the security.

- When determining the amount of the credit loss for U.S. and foreign corporate securities, foreign government securities and state and political subdivision securities, the Company considers the estimated fair value as the recovery value when available information does not indicate that another value is more appropriate. When information is identified that indicates a recovery value other than estimated fair value, the Company considers in the determination of recovery value the same considerations utilized in its overall impairment evaluation process, which incorporates available information and the Company's best estimate of scenario-based outcomes regarding the specific security and issuer; possible corporate restructurings or asset sales by the issuer; the quality and amount of any credit enhancements; the security's position within the capital structure of the issuer; fundamentals of the industry and geographic area in which the security issuer operates; and the overall macroeconomic conditions.

- The Company performs a discounted cash flow analysis comparing the current amortized cost of a security to the present value of future cash flows expected to be received, including estimated defaults and prepayments. The discount rate is generally the effective interest rate of the fixed maturity prior to impairment.

In periods subsequent to the recognition of the credit related impairment components of OTTI on a fixed maturity, the Company accounts for the impaired security as if it had been purchased on the measurement date of the impairment. Accordingly, the discount (or reduced premium) based on the new cost basis is accreted into Net investment income over the remaining term of the fixed maturity in a prospective manner based on the amount and timing of estimated future cash flows.

Derivatives

The Company's use of derivatives is limited mainly to economic hedging to reduce the Company's exposure to cash flow variability of assets and liabilities, interest rate risk, credit risk, exchange rate risk and market risk. It is the Company's policy not to offset amounts recognized for derivative instruments and amounts recognized for the right to reclaim cash collateral or the obligation to return cash collateral arising from derivative instruments executed with the same counterparty under a master netting arrangement.

The Company enters into interest rate, equity market, credit default and currency contracts, including swaps, futures, forwards, caps, floors and options, to reduce and manage various risks associated with changes in value, yield, price, cash flow or exchange rates of assets or liabilities held or intended to be held, or to assume or reduce credit exposure associated with a referenced asset, index or pool. The Company also utilizes options and futures on equity indices to reduce and manage risks associated with its annuity products. Derivative contracts are reported as Derivatives assets or liabilities on the Consolidated Balance Sheets at fair value. Changes in the fair value of derivatives are recorded in Other net realized capital gains (losses) in the Consolidated Statements of Operations.

To qualify for hedge accounting, at the inception of the hedging relationship, the Company formally documents its risk management objective and strategy for undertaking the hedging transaction, as well as its designation of the hedge as either (a) a hedge of the exposure to changes in the estimated fair value of a recognized asset or liability or an identified portion thereof that is attributable to a particular risk ("fair value hedge") or (b) a hedge of a forecasted transaction or of the variability of cash flows that is attributable to interest rate risk to be received or paid related to a recognized asset or liability ("cash flow hedge"). In this documentation, the

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Company sets forth how the hedging instrument is expected to hedge the designated risks related to the hedged item and sets forth the method that will be used to retrospectively and prospectively assess the hedging instrument's effectiveness and the method that will be used to measure ineffectiveness. A derivative designated as a hedging instrument must be assessed as being highly effective in offsetting the designated risk of the hedged item. Hedge effectiveness is formally assessed at inception and periodically throughout the life of the designated hedging relationship.

- *Fair Value Hedge*: For derivative instruments that are designated and qualify as a fair value hedge, the gain or loss on the derivative instrument, as well as the hedged item, to the extent of the risk being hedged, are recognized in Other net realized capital gains (losses) in the Consolidated Statements of Operations.

- *Cash Flow Hedge*: For derivative instruments that are designated and qualify as a cash flow hedge, the effective portion of the gain or loss on the derivative instrument is reported as a component of AOCI and reclassified into earnings in the same periods during which the hedged transaction impacts earnings in the same line item associated with the forecasted transaction. The ineffective portion of the derivative's change in value, if any, along with any of the derivative's change in value that is excluded from the assessment of hedge effectiveness, are recorded in Other net realized capital gains (losses) in the Consolidated Statements of Operations.

When hedge accounting is discontinued because it is determined that the derivative is no longer expected to be highly effective in offsetting changes in the estimated fair value or cash flows of a hedged item, the derivative continues to be carried on the Consolidated Balance Sheets at its estimated fair value, with subsequent changes in estimated fair value recognized currently in Other net realized capital gains (losses). The carrying value of the hedged asset or liability under a fair value hedge is no longer adjusted for changes in its estimated fair value due to the hedged risk, and the cumulative adjustment to its carrying value is amortized into income over the remaining life of the hedged item. Provided the hedged forecasted transaction is still probable of occurrence, the changes in estimated fair value of derivatives recorded in Other comprehensive income (loss) related to discontinued cash flow hedges are released into the Consolidated Statements of Operations when the Company's earnings are affected by the variability in cash flows of the hedged item.

When hedge accounting is discontinued because it is no longer probable that the forecasted transactions will occur on the anticipated date, or within two months of that date, the derivative continues to be carried on the Consolidated Balance Sheets at its estimated fair value, with changes in estimated fair value recognized currently in Other net realized capital gains (losses). Derivative gains and losses recorded in Other comprehensive income (loss) pursuant to the discontinued cash flow hedge of a forecasted transaction that is no longer probable are recognized immediately in Other net realized capital gains (losses).

The Company also has investments in certain fixed maturities and has issued certain annuity products that contain embedded derivatives for which fair value is at least partially determined by levels of or changes in domestic and/or foreign interest rates (short-term or long-term), exchange rates, prepayment rates, equity markets or credit ratings/spreads. Embedded derivatives within fixed maturities are included with the host contract on the Consolidated Balance Sheets, and changes in the fair value of the embedded derivatives are recorded in Other net realized capital gains (losses) in the Consolidated Statements of Operations. Embedded derivatives within certain annuity products are included in Future policy benefits and contract owner account balances on the Consolidated Balance Sheets, and changes in the fair value of the embedded derivatives are recorded in Other net realized capital gains (losses) in the Consolidated Statements of Operations.

In addition, the Company has entered into coinsurance with funds withheld reinsurance arrangements, accounted for under the deposit method, that contain embedded derivatives, the fair value of which is based on the change in the fair value of the underlying assets held in trust. The embedded derivatives within the reinsurance agreements are reported in Other liabilities on the Consolidated Balance Sheets, and changes in the fair value of the embedded derivatives are recorded in Interest credited and other benefits to contract owners/policyholders in the Consolidated Statements of Operations.

Cash and Cash Equivalents

Cash and cash equivalents include cash on hand, amounts due from banks and other highly liquid investments, such as money market instruments and debt instruments with maturities of three months or less at the time of purchase. Cash and cash equivalents are stated at fair value.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Deferred Policy Acquisition Costs and Value of Business Acquired

DAC represents policy acquisition costs that have been capitalized and are subject to amortization and interest. Capitalized costs are incremental, direct costs of contract acquisition and certain other costs related directly to successful acquisition activities. Such costs consist principally of commissions, underwriting, sales and contract issuance and processing expenses directly related to the successful acquisition of new and renewal business. Indirect or unsuccessful acquisition costs, maintenance, product development and overhead expenses are charged to expense as incurred. VOBA represents the outstanding value of in-force business acquired and is subject to amortization and interest. The value is based on the present value of estimated net cash flows embedded in the insurance contracts at the time of the acquisition and increased for subsequent deferrable expenses on purchased policies. DAC and VOBA are adjusted for the impact of unrealized capital gains (losses) on investments, as if such gains (losses) have been realized, with corresponding adjustments included in AOCI.

Amortization Methodologies
The Company amortizes DAC and VOBA related to fixed and variable deferred annuity contracts over the estimated lives of the contracts in relation to the emergence of estimated gross profits. Assumptions as to mortality, persistency, interest crediting rates, fee income, returns associated with separate account performance, impact of hedge performance, expenses to administer the business and certain economic variables, such as inflation, are based on the Company's experience and overall capital markets. At each valuation date, estimated gross profits are updated with actual gross profits, and the assumptions underlying future estimated gross profits are evaluated for continued reasonableness. Adjustments to estimated gross profits require that amortization rates be revised retroactively to the date of the contract issuance ("unlocking").

Recoverability testing is performed for current issue year products to determine if gross profits are sufficient to cover DAC and VOBA, estimated benefits and related expenses. In subsequent years, the Company performs testing to assess the recoverability of DAC and VOBA on an annual basis, or more frequently if circumstances indicate a potential loss recognition issue exists. If DAC or VOBA are not deemed recoverable from future gross profits, charges will be applied against DAC or VOBA balances before an additional reserve is established.

Internal Replacements
Contract owners may periodically exchange one contract for another, or make modifications to an existing contract. These transactions are identified as internal replacements. Internal replacements that are determined to result in substantially unchanged contracts are accounted for as continuations of the replaced contracts. Any costs associated with the issuance of the new contracts are considered maintenance costs and expensed as incurred. Unamortized DAC and VOBA related to the replaced contracts continue to be deferred and amortized in connection with the new contracts. Internal replacements that are determined to result in contracts that are substantially changed are accounted for as extinguishments of the replaced contracts, and any unamortized DAC and VOBA related to the replaced contracts are written off to Net amortization of Deferred policy acquisition costs and Value of business acquired in the Consolidated Statements of Operations.

Assumptions
Changes in assumptions can have a significant impact on DAC and VOBA balances, amortization rates, reserve levels, and results of operations. Assumptions are management's best estimate of future outcome.

Several assumptions are considered significant in the estimation of gross profits associated with the Company's variable products. One significant assumption is the assumed return associated with the variable account performance. To reflect the volatility in the equity markets, this assumption involves a combination of near-term expectations and long-term assumptions regarding market performance. The overall return on the variable account is dependent on multiple factors, including the relative mix of the underlying sub-accounts among bond funds and equity funds, as well as equity sector weightings. The Company uses a reversion to the mean approach, which assumes that the market returns over the entire mean reversion period are consistent with a long-term level of equity market appreciation. The Company monitors market events and only changes the assumption when sustained deviations are expected. This methodology incorporates a 9% long-term equity return assumption, a 14% cap and a five-year look-forward period.

Other significant assumptions used in the estimation of gross profits for products with credited rates include interest rate spreads and credit losses. Estimated gross profits of variable annuity contracts are sensitive to estimated policyholder behavior assumptions, such as surrender, lapse and annuitization rates.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Contract Costs Associated with Certain Financial Services Contracts

Contract cost assets represent costs incurred to obtain or fulfill a non-insurance financial services contract that are expected to be recovered and, thus, have been capitalized and are subject to amortization. Capitalized contract costs include incremental costs of obtaining a contract and fulfillment costs that relate directly to a contract and generate or enhance resources of the Company that are used to satisfy performance obligations.

The Company defers (1) incremental commissions and variable compensation paid to the Company's direct sales force, consultant channel, and intermediary partners, as a result of obtaining certain financial services contracts and (2) account set-up expenses on certain recordkeeping contracts. The Company expenses as incurred deferrable contract costs for which the amortization period would be one year or less (based on the U.S. GAAP practical expedient) and other contract-related costs. The Company periodically reviews contract cost assets for impairment. Capitalized contract costs are included in Other assets on the Consolidated Balance Sheets, and costs expensed as incurred are included in Operating expenses in the Consolidated Statements of Operations.

As of December 31, 2018, contract cost assets were $93. Capitalized contract costs are amortized on a straight-line basis over the estimated lives of the contracts, which typically range from 5 to 15 years. This method is consistent with the transfer of services to which the assets relate. For the year ended December 31, 2018, amortization expenses of $18 were recorded in Operating expenses in the Consolidated Statements of Operations. There was no impairment loss in relation to the contract costs capitalized.

Future Policy Benefits and Contract Owner Account Balances

Future Policy Benefits
The Company establishes and carries actuarially-determined reserves that are calculated to meet its future obligations, including estimates of unpaid claims and claims that the Company believes have been incurred but have not yet been reported as of the balance sheet date. The principal assumptions used to establish liabilities for future policy benefits are based on Company experience and periodically reviewed against industry standards. These assumptions include mortality, morbidity, policy lapse, contract renewal, payment of subsequent premiums or deposits by the contract owner, retirement, investment returns, inflation, benefit utilization and expenses. Changes in, or deviations from, the assumptions used can significantly affect the Company's reserve levels and related results of operations.

Reserves for payout contracts with life contingencies are equal to the present value of expected future payments. Assumptions as to interest rates, mortality and expenses are based on the Company's estimates of anticipated experience at the period the policy is sold or acquired, including a provision for adverse deviation. Such assumptions generally vary by annuity plan type, year of issue and policy duration. Interest rates used to calculate the present value of future benefits ranged from 2.7% to 6.6%.

Although assumptions are "locked-in" upon the issuance of payout contracts with life contingencies, significant changes in experience or assumptions may require the Company to provide for expected future losses on a product by establishing premium deficiency reserves. Premium deficiency reserves are determined based on best estimate assumptions that exist at the time the premium deficiency reserve is established and do not include a provision for adverse deviation.

Contract Owner Account Balances
Contract owner account balances relate to investment-type contracts, as follows:

- Account balances for funding agreements with fixed maturities are calculated using the amount deposited with the Company, less withdrawals, plus interest accrued to the ending valuation date. Interest on these contracts is accrued by a predetermined index, plus a spread or a fixed rate, established at the issue date of the contract.
- Account balances for fixed annuities and payout contracts without life contingencies are equal to cumulative deposits, less charges and withdrawals, plus credited interest thereon. Credited interest rates vary by product and ranged up to 5.3% for the years 2018, 2017 and 2016. Account balances for group immediate annuities without life contingent payouts are equal to the discounted value of the payment at the implied break-even rate.
- For fixed-indexed annuity ("FIA"), the aggregate initial liability is equal to the deposit received, plus a bonus, if applicable, and is split into a host component and an embedded derivative component. Thereafter, the host liability accumulates at a set interest rate, and the embedded derivative liability is recognized at fair value.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Product Guarantees and Additional Reserves

The Company calculates additional reserve liabilities for certain variable annuity guaranteed benefits and variable funding products. The Company periodically evaluates its estimates and adjusts the additional liability balance, with a related charge or credit to benefit expense, if actual experience or other evidence suggests that earlier assumptions should be revised. Changes in, or deviations from, the assumptions used can significantly affect the Company's reserve levels and related results of operations.

GMDB: Reserves for annuity guaranteed minimum death benefits ("GMDB") are determined by estimating the value of expected benefits in excess of the projected account balance and recognizing the excess ratably over the accumulation period based on total expected assessments. Expected experience is based on a range of scenarios. Assumptions used, such as the long-term equity market return, lapse rate and mortality, are consistent with assumptions used in estimating gross profits for the purpose of amortizing DAC. The assumptions of investment performance and volatility are consistent with the historical experience of the appropriate underlying equity index, such as the Standard & Poor's ("S&P") 500 Index. Reserves for GMDB are recorded in Future policy benefits and contract owner account balances on the Consolidated Balance Sheets. Changes in reserves for GMDB are reported in Interest credited and other benefits to contract owners/policyholders in the Consolidated Statements of Operations.

FIA: The Company issues FIA contracts that contain embedded derivatives that are measured at estimated fair value separately from the host contracts. Such embedded derivatives are recorded in Future policy benefits and contract owner account balances on the Consolidated Balance Sheets. Changes in estimated fair value, that are not related to attributed fees or premiums collected or payments made, are reported in Other net realized capital gains (losses) in the Consolidated Statements of Operations.

The estimated fair value of the embedded derivative in the FIA contracts is based on the present value of the excess of interest payments to the contract owners over the growth in the minimum guaranteed contract value. The excess interest payments are determined as the excess of projected index driven benefits over the projected guaranteed benefits. The projection horizon is over the anticipated life of the related contracts, which takes into account best estimate actuarial assumptions, such as partial withdrawals, full surrenders, deaths, annuitizations and maturities.

Stabilizer and MCG: Guaranteed credited rates give rise to an embedded derivative in the Stabilizer products and a stand-alone derivative for managed custody guarantee products ("MCG"). These derivatives are measured at estimated fair value and recorded in Future policy benefits and contract owner account balances on the Consolidated Balance Sheets. Changes in estimated fair value, that are not related to attributed fees collected or payments made, are reported in Other net realized capital gains (losses) in the Consolidated Statements of Operations.

The estimated fair value of the Stabilizer embedded derivative and MCG stand-alone derivative is determined based on the present value of projected future claims, minus the present value of future guaranteed premiums. At inception of the contract, the Company projects a guaranteed premium to be equal to the present value of the projected future claims. The income associated with the contracts is projected using actuarial and capital market assumptions, including benefits and related contract charges, over the anticipated life of the related contracts. The cash flow estimates are projected under multiple capital market scenarios using observable risk-free rates and other best estimate assumptions.

The liabilities for the FIA and Stabilizer embedded derivatives and the MCG stand-alone derivative (collectively, "guaranteed benefit derivatives") include a risk margin to capture uncertainties related to policyholder behavior assumptions. The margin represents additional compensation a market participant would require to assume these risks.

The discount rate used to determine the fair value of the liabilities for FIA and Stabilizer embedded derivatives and the MCG stand-alone derivative includes an adjustment to reflect the risk that these obligations will not be fulfilled ("nonperformance risk").

Separate Accounts

Separate account assets and liabilities generally represent funds maintained to meet specific investment objectives of contract owners or participants who bear the investment risk, subject, in limited cases, to minimum guaranteed rates. Investment income and investment gains and losses generally accrue directly to such contract owners. The assets of each account are legally segregated and are not subject to claims that arise out of any other business of the Company or its affiliates.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Separate account assets supporting variable options under variable annuity contracts are invested, as designated by the contract owner or participant under a contract, in shares of mutual funds that are managed by the Company, or its affiliates, or in other selected mutual funds not managed by the Company, or its affiliates.

The Company reports separately, as assets and liabilities, investments held in the separate accounts and liabilities of separate accounts if:

- Such separate accounts are legally recognized;
- Assets supporting the contract liabilities are legally insulated from the Company's general account liabilities;
- Investments are directed by the contract owner or participant; and
- All investment performance, net of contract fees and assessments, is passed through to the contract owner.

The Company reports separate account assets that meet the above criteria at fair value on the Consolidated Balance Sheets based on the fair value of the underlying investments. Separate account liabilities equal separate account assets. Investment income and net realized and unrealized capital gains (losses) of the separate accounts, however, are not reflected in the Consolidated Statements of Operations, and the Consolidated Statements of Cash Flows do not reflect investment activity of the separate accounts.

Repurchase Agreements

The Company engages in dollar repurchase agreements with MBS ("dollar rolls") and repurchase agreements with other collateral types to increase its return on investments and improve liquidity. Such arrangements meet the requirements to be accounted for as financing arrangements.

The Company enters into dollar roll transactions by selling existing MBS and concurrently entering into an agreement to repurchase similar securities within a short time frame at a lower price. Under repurchase agreements, the Company borrows cash from a counterparty at an agreed upon interest rate for an agreed upon time frame and pledges collateral in the form of securities. At the end of the agreement, the counterparty returns the collateral to the Company, and the Company, in turn, repays the loan amount along with the additional agreed upon interest.

The Company's policy requires that at all times during the term of the dollar roll and repurchase agreements that cash or other collateral types obtained is sufficient to allow the Company to fund substantially all of the cost of purchasing replacement assets. Cash received is generally invested in Short-term investments, with the offsetting obligation to repay the loan included within Payables under securities loan agreements, including collateral held on the Consolidated Balance Sheets. The carrying value of the securities pledged in dollar rolls and repurchase agreement transactions is included in Securities pledged on the Consolidated Balance Sheets.

The primary risk associated with short-term collateralized borrowings is that the counterparty will be unable to perform under the terms of the contract. The Company's exposure is limited to the excess of the net replacement cost of the securities over the value of the short-term investments. The Company believes the counterparties to the dollar rolls and repurchase agreements are financially responsible and that the counterparty risk is minimal.

Recognition of Revenue

Insurance Revenue and Related Benefits
Premiums related to payouts contracts with life contingencies are recognized in Premiums in the Consolidated Statements of Operations when due from the contract owner. When premiums are due over a significantly shorter period than the period over which benefits are provided, any gross premium in excess of the net premium (i.e., the portion of the gross premium required to provide for all expected future benefits and expenses) is deferred and recognized into revenue in a constant relationship to insurance in force. Benefits are recorded in Interest credited and other benefits to contract owners/policyholders in the Consolidated Statements of Operations when incurred.

Amounts received as payment for investment-type, fixed annuities, payout contracts without life contingencies and FIA contracts are reported as deposits to contract owner account balances. Revenues from these contracts consist primarily of fees assessed against the contract owner account balance for mortality and policy administration charges and are reported in Fee income. Surrender

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

charges are reported in Other revenue. In addition, the Company earns investment income from the investment of contract deposits in the Company's general account portfolio, which is reported in Net investment income in the Consolidated Statements of Operations. Fees assessed that represent compensation to the Company for services to be provided in future periods and certain other fees are deferred and amortized into revenue over the expected life of the related contracts in proportion to estimated gross profits in a manner consistent with DAC for these contracts. Benefits and expenses for these products include claims in excess of related account balances, expenses of contract administration and interest credited to contract owner account balances.

Financial Services Revenue
Revenue for various financial services is measured based on consideration specified in a contract with a customer and excludes any amounts collected on behalf of third parties. For recordkeeping and administration services, the Company recognizes revenue as services are provided, generally over time. In addition, the Company may arrange for sub-advisory services for a customer under certain contracts. Revenue is recognized when the Company has satisfied a performance obligation by transferring control of a service to a customer. Contract terms are typically less than one year, and consideration is generally variable and due as services are rendered.

For distribution and shareholder servicing revenue, the Company provides distribution services at a point in time and shareholder services over time. Such revenue is recognized when the Company has satisfied a performance obligation and related consideration is received. Contract terms are less than one year, and consideration is variable. For distribution services, revenue may be recognized in periods subsequent to when the Company has satisfied a performance obligation, as a component of related consideration is constrained under certain contracts.

For a description of principal activities from which the Company generates revenue, see the *Business* section above for further information.

Revenue for various financial services is recorded in Fee income or Other revenue in the Consolidated Statements of Operations.

Financial services revenue is disaggregated by type of service in the following table and represents approximately 14.8% of total revenue for the year ended December 31, 2018. For the year ended December 31, 2018, a portion of the revenue recognized in the current period from distribution services is related to performance obligations satisfied in previous periods.

	Year Ended December 31, 2018	
Service Line		
Recordkeeping & administration	$	202
Distribution & shareholder servicing		123
Total financial services revenue	$	325

Receivables of $63 are included in Other assets on the Consolidated Balance Sheet as of December 31, 2018.

Income Taxes

The Company uses certain assumptions and estimates in determining (a) the income taxes payable or refundable to/from Voya Financial for the current year, (b) the deferred income tax liabilities and assets for items recognized differently in its Consolidated Financial Statements from amounts shown on its income tax returns and (c) the federal income tax expense. Determining these amounts requires analysis and interpretation of current tax laws and regulations, including the loss limitation rules associated with change in control. Management exercises considerable judgment in evaluating the amount and timing of recognition of the resulting income tax liabilities and assets. These judgments and estimates are reevaluated on a periodic basis and as regulatory and business factors change.

Items required by tax law to be included in the tax return may differ from the items reflected in the financial statements. As a result, the effective tax rate reflected in the financial statements may be different than the actual rate applied on the tax return. Some of these differences are permanent, such as the dividends received deduction, which is estimated using information from the prior

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

---

period and current year results. Other differences are temporary, reversing over time, such as the valuation of insurance reserves, and create deferred tax assets and liabilities.

The Company's deferred tax assets and liabilities resulting from temporary differences between financial reporting and tax bases of assets and liabilities are measured at the balance sheet date using enacted tax rates expected to apply to taxable income in the years the temporary differences are expected to reverse.

Deferred tax assets represent the tax benefit of future deductible temporary differences, net operating loss carryforwards and tax credit carryforwards. The Company evaluates and tests the recoverability of its deferred tax assets. Deferred tax assets are reduced by a valuation allowance if, based on the weight of evidence, it is more likely than not that some portion, or all, of the deferred tax assets will not be realized. Considerable judgment and the use of estimates are required in determining whether a valuation allowance is necessary and, if so, the amount of such valuation allowance. In evaluating the need for a valuation allowance, the Company considers many factors, including:

- The nature, frequency and severity of book income or losses in recent years;
- The nature and character of the deferred tax assets and liabilities;
- The recent cumulative book income (loss) position after adjustment for permanent differences;
- Taxable income in prior carryback years;
- Projected future taxable income, exclusive of reversing temporary differences and carryforwards;
- Projected future reversals of existing temporary differences;
- The length of time carryforwards can be utilized;
- Prudent and feasible tax planning strategies the Company would employ to avoid a tax benefit from expiring unused; and
- Tax rules that would impact the utilization of the deferred tax assets.

In establishing unrecognized tax benefits, the Company determines whether a tax position is more likely than not to be sustained under examination by the appropriate taxing authority. The Company also considers positions that have been reviewed and agreed to as part of an examination by the appropriate taxing authority. Tax positions that do not meet the more likely than not standard are not recognized in the Consolidated Financial Statements. Tax positions that meet this standard are recognized in the Consolidated Financial Statements. The Company measures the tax position as the largest amount of benefit that is greater than 50% likely of being realized upon ultimate resolution with the tax authority that has full knowledge of all relevant information.

Reinsurance

The Company utilizes reinsurance agreements in most aspects of its insurance business to reduce its exposure to large losses. Such reinsurance permits recovery of a portion of losses from reinsurers, although it does not discharge the primary liability of the Company as direct insurer of the risks reinsured.

For each of its reinsurance agreements, the Company determines whether the agreement provides indemnification against loss or liability relating to insurance risk. The Company reviews contractual features, particularly those that may limit the amount of insurance risk to which the reinsurer is subject or features that delay the timely reimbursement of claims. The assumptions used to account for long-duration reinsurance agreements are consistent with those used for the underlying contracts. Ceded Future policy benefits and contract owner account balances are reported gross on the Consolidated Balance Sheets.

Long-duration: For reinsurance of long-duration contracts that transfer significant insurance risk, the difference, if any, between the amounts paid and benefits received related to the underlying contracts is included in the expected net cost of reinsurance, which is recorded as a component of the reinsurance asset or liability. Any difference between actual and expected net cost of reinsurance is recognized in the current period and included as a component of profits used to amortize DAC.

If the Company determines that a reinsurance agreement does not expose the reinsurer to a reasonable possibility of a significant loss from insurance risk, the Company records the agreement using the deposit method of accounting. Deposits received are included in Other liabilities, and deposits made are included in Other assets on the Consolidated Balance Sheets. As amounts are paid or received, consistent with the underlying contracts, the deposit assets or liabilities are adjusted. Interest on such deposits is recorded as Other revenues or Other expenses in the Consolidated Statements of Operations, as appropriate. Periodically, the

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Company evaluates the adequacy of the expected payments or recoveries and adjusts the deposit asset or liability through Other revenues or Other expenses, as appropriate.

Accounting for reinsurance requires use of assumptions and estimates, particularly related to the future performance of the underlying business and the potential impact of counterparty credit risks. The Company periodically reviews actual and anticipated experience compared to the assumptions used to establish assets and liabilities relating to ceded and assumed reinsurance. The Company also evaluates the financial strength of potential reinsurers and continually monitors the financial condition of reinsurers.

Only those reinsurance recoverable balances deemed probable of recovery are recognized as assets on the Company's Consolidated Balance Sheets and are stated net of allowances for uncollectible reinsurance. Amounts currently recoverable and payable under reinsurance agreements are included in Premiums receivable and reinsurance recoverable and Other liabilities, respectively. Such assets and liabilities relating to reinsurance agreements with the same reinsurer are recorded net on the Consolidated Balance Sheets if a right of offset exists within the reinsurance agreement. Premiums, Fee income and Interest credited and other benefits to contract owners/policyholders are reported net of reinsurance ceded. Amounts received from reinsurers for policy administration are reported in Other revenue.

The Company utilizes reinsurance agreements, accounted for under the deposit method, to manage reserve and capital requirements in connection with a portion of its deferred annuities business. The agreements contain embedded derivatives for which carrying value is estimated based on the change in the fair value of the assets supporting the funds withheld under the agreements.

The Company currently has a significant concentration of ceded reinsurance with a subsidiary of Lincoln National Corporation ("Lincoln") arising from the disposition of its individual life insurance business.

Employee Benefits Plans

The Company, in conjunction with Voya Services Company, sponsors non-qualified defined benefit pension plans covering eligible employees, sales representatives and other individuals.

A defined benefit plan is a pension plan that defines an amount of pension benefit that an employee will receive upon retirement, usually dependent on one or more factors such as age, years of service and compensation. The liability recognized in respect of non-qualified defined benefit pension plans is the present value of the projected pension benefit obligation ("PBO") at the balance sheet date, together with adjustments for unrecognized past service costs. This liability is included in Other liabilities on the Consolidated Balance Sheets. The PBO is defined as the actuarially calculated present value of vested and non-vested pension benefits accrued based on future salary levels. The Company recognizes the funded status of the PBO for pension plans on the Consolidated Balance Sheets.

Net periodic benefit cost for the non-qualified defined benefit pension plans is determined using management estimates and actuarial assumptions to derive service cost and interest cost for a particular year. The obligations and expenses associated with these plans require use of assumptions, such as discount rate and rate of future compensation increases and healthcare cost trend rates, as well as assumptions regarding participant demographics, such as age of retirements, withdrawal rates and mortality. Management determines these assumptions based on a variety of factors, such as currently available market and industry data and expected benefit payout streams. Actual results could vary significantly from assumptions based on changes, such as economic and market conditions, demographics of participants in the plans and amendments to benefits provided under the plans. These differences may have a significant effect on the Company's Consolidated Financial Statements and liquidity. Actuarial gains (losses) are immediately recognized in Operating expenses in the Consolidated Statements of Operations.

Contingencies

A loss contingency is an existing condition, situation or set of circumstances involving uncertainty as to possible loss that will ultimately be resolved when one or more future events occur or fail to occur. Examples of loss contingencies include pending or threatened adverse litigation, threat of expropriation of assets and actual or possible claims and assessments. Amounts related to loss contingencies are accrued and recorded in Other liabilities on the Consolidated Balance Sheets if it is probable that a loss has been incurred and the amount can be reasonably estimated, based on the Company's best estimate of the ultimate outcome.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Adoption of New Pronouncements

The following table provides a description of the Company's adoption of new ASUs issued by the Financial Accounting Standards Board and the impact of the adoption on the Company's financial statements.

Standard	Description of Requirements	Effective date and method of adoption	Effect on the financial statements or other significant matters
ASU 2017-05, Derecognition of Nonfinancial Assets	This standard, issued in February 2017, requires entities to apply certain recognition and measurement principles in ASU 2014-09, "Revenue from Contracts with Customers (ASC Topic 606)" (see *Revenue from Contracts with Customers* below) when they derecognize nonfinancial assets and in substance nonfinancial assets through sale or transfer, and the counterparty is not a customer.	January 1, 2018 using the modified retrospective method.	The adoption had no effect on the Company's financial condition, results of operations, or cash flows.
ASU 2016-15, Classification of Certain Cash Receipts and Cash Payments	This standard, issued in August 2016, addresses diversity in how certain cash receipts and cash payments are presented and classified in the statement of cash flows. The amendments provide guidance on eight specific cash flow issues.	January 1, 2018 using the retrospective method.	The adoption had no effect on the Company's financial condition, results of operations, or cash flows.
ASU 2016-09, Improvements to Employee Share-Based Payment Accounting	This standard, issued in March 2016, simplifies the accounting for share-based payment award transactions with respect to: • The income tax consequences of awards, • The impact of forfeitures on the recognition of expense for awards, • Classification of awards as either equity or liabilities, and • Classification on the statement of cash flows.	January 1, 2017 using the transition method prescribed for each applicable provision.	The guidance was adopted using the various transition methods as prescribed by the ASU and did not have a material impact on the Company's financial condition, results of operations, or cash flows.
ASU 2016-01, Recognition and Measurement of Financial Assets and Financial Liabilities	This standard, issued in January 2016, addresses certain aspects of recognition, measurement, presentation, and disclosure of financial instruments, including requiring: • Equity investments (except those consolidated or accounted for under the equity method) to be measured at fair value with changes in fair value recognized in net income. • Elimination of the disclosure of methods and significant assumptions used to estimate the fair value for financial instruments measured at amortized cost.	January 1, 2018 using the modified retrospective method, except for certain provisions that were required to be applied using the prospective method.	The impact to the January 1, 2018 Consolidated Balance Sheet was a $12 increase, net of tax, to Retained earnings (deficit) with a corresponding decrease of $12, net of tax, to AOCI to recognize the unrealized gain associated with Equity securities. The provisions that required prospective adoption had no effect on the Company's financial condition, results of operations, or cash flows. Under previous guidance, prior to January 1, 2018, Equity securities were classified as available for sale with changes in fair value recognized in Other comprehensive income.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Standard	Description of Requirements	Effective date and method of adoption	Effect on the financial statements or other significant matters
ASU 2014-09, Revenue from Contracts with Customers	This standard, issued in May 2014, requires an entity to recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. Revenue is recognized when, or as, the entity satisfies a performance obligation under the contract. ASU 2014-09 also updated the accounting for certain costs associated with obtaining and fulfilling contracts with customers and requires disclosures regarding the nature, amount, timing and uncertainty of revenue and cash flows arising from contracts with customers. In addition, the FASB issued various amendments during 2016 to clarify the provisions and implementation guidance of ASU 2014-09. Revenue recognition for insurance contracts and financial instruments is explicitly scoped out of the guidance.	January 1, 2018 using the modified retrospective method.	The adoption had no impact on revenue recognition. However, the adoption resulted in a $90 increase in Other assets to capitalize costs to obtain and fulfill certain financial services contracts. This adjustment was offset by a related $18 increase in deferred tax liabilities, resulting in a net $72 increase to Retained earnings (deficit) on the Consolidated Balance Sheet as of January 1, 2018. In addition, disclosures have been updated to reflect accounting policy changes made as a result of the implementation of ASU 2014-09. (See the *Significant Accounting Policies* section.) Comparative information has not been adjusted and continues to be reported under previous revenue recognition guidance. As of December 31, 2018, the adoption of ASU 2014-09 resulted in a $93 increase in Other assets, reduced by a related $20 decrease in Deferred income taxes, resulting in a net $73 increase to Retained earnings (deficit) on the Consolidated Balance Sheet. For the year ended December 31, 2018 , the adoption resulted in a $3 increase in Operating expenses on the Consolidated Statement of Operations and had no impact on Net cash provided by operating activities.

Future Adoption of Accounting Pronouncements

Long-Duration Contracts

In August 2018, the FASB issued ASU 2018-12, "Financial Services - Insurance (Topic 944) Targeted Improvements to the Accounting for Long-Duration Contracts" ("ASU 2018-12"), which changes the measurement and disclosures of insurance liabilities and deferred acquisition costs for long-duration contracts issued by insurers. The provisions of ASU 2018-12 are effective for fiscal years beginning after December 15, 2020, including interim periods, with early adoption permitted. The Company is currently in the process of evaluating the provisions of ASU 2018-12. While it is not possible to estimate the expected impact of adoption at this time, the Company believes there is a reasonable possibility that implementation of ASU 2018-12 may result in a significant impact on Shareholders' equity and future earnings patterns.

In addition to requiring significantly expanded interim and annual disclosures regarding long-duration insurance contract assets and liabilities, ASU 2018-12's provisions include modifications to the accounting for such contracts in the following areas:

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

ASU 2018-12 Subject Area	Description of Requirements	Transition Provisions	Effect on the financial statements or other significant matters
Assumptions used to measure the liability for future policy benefits for nonparticipating traditional and limited payment insurance contracts	Requires insurers to review and, if necessary, update cash flow assumptions at least annually. The effect of updating cash flow assumptions will be measured on a retrospective catch-up basis and presented in the Statement of operations in the period in which the update is made. The rate used to discount the liability for future policy benefits will be required to be updated quarterly, with related changes in the liability recorded in Accumulated other comprehensive income. The discount rate will be based on an upper-medium grade fixed-income corporate instrument yield reflecting the duration characteristics of the relevant liabilities.	Initial adoption is required to be reported using either a full retrospective or modified retrospective approach. Under either method, upon adoption the liability for future policy benefits will be remeasured using current discount rates as of the beginning of the earliest period presented with the impact recorded as a cumulative effect adjustment to AOCI.	The application of periodic assumption updates for nonparticipating traditional and limited payment insurance contracts is significantly different from the current accounting approach for such liabilities, which is based on assumptions that are locked in at contract inception unless a premium deficiency occurs. Under the current accounting guidance, the liability discount rate is based on expected yields on the underlying investment portfolio held by the insurer. The implications of these requirements, including transition options, and related potential financial statement impacts are currently being evaluated.
Measurement of market risk benefits	Creates a new category of benefit features called market risk benefits, defined as features that protect contract holders from capital market risk and expose the insurers to that risk. Market risk benefits will be required to be measured at fair value, with changes in fair value recognized in the Statement of operations, except for changes in fair value attributable to changes in the instrument-specific credit risk, which will be recorded in Accumulated other comprehensive income.	Full retrospective application is required. Upon adoption, any difference between the fair value and pre-adoption carrying value of market risk benefits not currently measured at fair value will be recorded to retained earnings. In addition, the cumulative effect of changes in instrument-specific credit risk will be reclassified from retained earnings to AOCI.	Under the current accounting guidance, certain features that are expected to meet the definition of market risk benefits are accounted for as either insurance liabilities or embedded derivatives. The implications of these requirements and related potential financial statement impacts are currently being evaluated.
Amortization of DAC and other balances	Requires DAC (and other balances that refer to the DAC model, such as deferred sales inducement costs and unearned revenue liabilities) for all long-duration contracts to be measured on a constant level basis over the expected life of the contract.	Initial adoption is required to be reported using either a full retrospective or modified retrospective approach. The method of transition applied for DAC and other balances must be consistent with the transition method selected for future policy benefit liabilities, as described above.	This approach is intended to approximate straight-line amortization and cannot be based on revenue or profits as it is under the current accounting model. Related amounts in AOCI will be eliminated upon adoption. ASU 2018-12 did not change the existing accounting guidance related to VOBA and net cost of reinsurance, which allows, but does not require, insurers to amortize such balances on a basis consistent with DAC. The implications of these requirements, including transition options, and related potential financial statement impacts are currently being evaluated.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

The following table provides a description of future adoptions of other new accounting standards that may have an impact on the Company's financial statements when adopted:

Standard	Description of Requirements	Effective date and transition provisions	Effect on the financial statements or other significant matters
ASU 2018-15, Implementation costs in a cloud computing arrangement that is a service contract	This standard, issued in August 2018, requires a customer in a hosting arrangement that is a service contract to follow the guidance for internal-use software projects to determine which implementation costs to capitalize as an asset. Capitalized implementation costs are required to be expensed over the term of the hosting arrangement. In addition, a customer is required to apply the impairment and abandonment guidance for long-lived assets to the capitalized implementation costs. Balances related to capitalized implementation costs must be presented in the same financial statement line items as other hosting arrangement balances, and additional disclosures are required.	January 1, 2020 with early adoption permitted. Initial adoption of ASU 2018-15 may be reported either on a prospective or retrospective basis.	The Company is currently in the process of determining the impact of adoption of the provisions of ASU 2018-15.
ASU 2018-13, Changes to the Disclosure Requirements for Fair Value Measurement	This standard, issued in August 2018, simplifies certain disclosure requirements for fair value measurement.	January 1, 2020 with early adoption permitted. The transition method varies by provision.	The Company is currently in the process of determining the impact of adoption of the provisions of ASU 2018-13.
ASU 2018-02, Reclassification of Certain Tax Effects from Accumulated Other Comprehensive Income	This standard, issued in February 2018, permits a reclassification from accumulated other comprehensive income to retained earnings for stranded tax effects resulting from the Tax Cuts and Jobs Act of 2017 ("Tax Reform"). Stranded tax effects arise because U.S. GAAP requires that the impact of a change in tax laws or rates on deferred tax liabilities and assets be reported in net income, even if related to items recognized within accumulated other comprehensive income. The amount of the reclassification would be based on the difference between the historical corporate income tax rate and the newly enacted 21% corporate income tax rate, applied to deferred tax liabilities and assets reported within accumulated other comprehensive income.	January 1, 2019 with early adoption permitted. Initial adoption of ASU 2018-02 may be reported either in the period of adoption or on a retrospective basis in each period in which the effect of the change in the U.S. federal corporate income tax rate resulting from Tax Reform is recognized.	The Company intends to adopt ASU 2018-02 as of January 1, 2019. Adoption is expected to result in an increase to Accumulated other comprehensive income of approximately $137, with a corresponding decrease in Retained earnings.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Standard	Description of Requirements	Effective date and transition provisions	Effect on the financial statements or other significant matters
ASU 2017-12, Targeted Improvements to Accounting for Hedging Activities	This standard, issued in August 2017, enables entities to better portray risk management activities in their financial statements, as follows: • Expands an entity's ability to hedge nonfinancial and financial risk components and reduces complexity in accounting for fair value hedges of interest rate risk, • Eliminates the requirement to separately measure and report hedge ineffectiveness and generally requires the entire change in the fair value of a hedging instrument to be presented in the same income statement line as the hedged item, and • Eases certain documentation and assessment requirements and modifies the accounting for components excluded from the assessment of hedge effectiveness, and modifies required disclosures. In October 2018, the FASB issued an amendment which expands the list of U.S. benchmark interest rates permitted in the application of hedge accounting.	January 1, 2019, including interim periods, with early adoption permitted. Initial adoption of ASU 2017-12 is required to be reported using a modified retrospective approach, with the exception of the presentation and disclosure requirements which are required to be applied prospectively.	The Company does not expect ASU 2017-12 to have a material impact on the Company's financial condition, results of operations, or cash flows.
ASU 2017-08, Premium Amortization on Purchased Callable Debt Securities	This standard, issued in March 2017, shortens the amortization period for certain callable debt securities held at a premium by requiring the premium to be amortized to the earliest call date.	January 1, 2019, including interim periods, with early adoption permitted. Initial adoption of ASU 2017-08 is required to be reported using a modified retrospective approach.	The Company does not expect ASU 2017-08 to have material impact on the Company's financial condition, results of operations, or cash flows.
ASU 2016-13, Measurement of Credit Losses on Financial Instruments	This standard, issued in June 2016: • Introduces a new current expected credit loss ("CECL") model to measure impairment on certain types of financial instruments, • Requires an entity to estimate lifetime expected credit losses, under the new CECL model, based on relevant information about historical events, current conditions, and reasonable and supportable forecasts, • Modifies the impairment model for available-for-sale debt securities, and • Provides a simplified accounting model for purchased financial assets with credit deterioration since their origination.	January 1, 2019, including interim period, with early adoption permitted. Initial adoption of ASU 2016-13 is required to be reported on a modified retrospective basis, with a cumulative-effect adjustment to retained earnings as of the beginning of the year of adoption, except for certain provisions that are required to be applied prospectively.	The Company is currently in the process of determining the impact of adoption of the provisions of ASU 2016-13.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Standard	Description of Requirements	Effective date and transition provisions	Effect on the financial statements or other significant matters
ASU 2016-02, Leases	This standard, issued in February 2016, requires lessees to recognize a right-of-use asset and a lease liability for all leases with terms of more than 12 months. The lease liability will be measured as the present value of the lease payments, and the asset will be based on the liability. For income statement purposes, expense recognition will depend on the lessee's classification of the lease as either finance, with a front-loaded amortization expense pattern similar to current capital leases, or operating, with a straight-line expense pattern similar to current operating leases. Lessor accounting will be similar to the current model, and lessors will be required to classify leases as operating, direct financing, or sales-type. ASU 2016-02 also replaces the sale-leaseback guidance to align with the new revenue recognition standard, addresses statement of operation and statement of cash flow classification, and requires additional disclosures for all leases. In addition, the FASB issued various amendments during 2018 and 2019 to clarify and simplify the provisions and implementation guidance of ASU 2016-02.	January 1, 2019, including interim periods, on a modified retrospective basis and with early adoption permitted. In July 2018, the FASB issued an amendment that adds an optional transition method to apply the guidance on a modified retrospective basis at the adoption date, which is January 1, 2019.	The Company does not expect that the adoption will have a material impact on the Company's financial condition, results of operations, or cash flows.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

2. Investments

Fixed Maturities and Equity Securities

Available-for-sale and FVO fixed maturities were as follows as of December 31, 2018:

	Amortized Cost	Gross Unrealized Capital Gains	Gross Unrealized Capital Losses	Embedded Derivatives[2]	Fair Value	OTTI[3][4]
Fixed maturities:						
U.S. Treasuries	$ 651	$ 87	$ —	$ —	$ 738	$ —
U.S. Government agencies and authorities	—	—	—	—	—	—
State, municipalities and political subdivisions	754	18	8	—	764	—
U.S. corporate public securities	7,908	288	181	—	8,015	—
U.S. corporate private securities	3,686	73	106	—	3,653	—
Foreign corporate public securities and foreign governments[1]	2,551	69	80	—	2,540	—
Foreign corporate private securities[1]	3,235	37	97	—	3,175	—
Residential mortgage-backed securities:						
Agency	1,989	54	20	4	2,027	—
Non-Agency	977	39	12	5	1,009	3
Total Residential mortgage-backed securities	2,966	93	32	9	3,036	3
Commercial mortgage-backed securities	1,917	16	28	—	1,905	—
Other asset-backed securities	1,230	6	28	—	1,208	2
Total fixed maturities, including securities pledged	24,898	687	560	9	25,034	5
Less: Securities pledged	867	45	30	—	882	—
Total fixed maturities	24,031	642	530	9	24,152	5

[1] Primarily U.S. dollar denominated.
[2] Embedded derivatives within fixed maturity securities are reported with the host investment. The changes in fair value of embedded derivatives are reported in Other net realized capital gains (losses) in the Consolidated Statements of Operations.
[3] Represents OTTI reported as a component of Other comprehensive income (loss).
[4] Amount excludes $137 of net unrealized gains on impaired available-for-sale securities.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Available-for-sale and FVO fixed maturities and equity securities were as follows as of December 31, 2017:

	Amortized Cost	Gross Unrealized Capital Gains	Gross Unrealized Capital Losses	Embedded Derivatives[2]	Fair Value	OTTI[3][4]
Fixed maturities:						
U.S. Treasuries	$ 547	$ 109	$ —	$ —	$ 656	$ —
U.S. Government agencies and authorities	3	—	—	—	3	—
State, municipalities and political subdivisions	842	40	4	—	878	—
U.S. corporate public securities	8,476	786	26	—	9,236	—
U.S. corporate private securities	3,387	148	38	—	3,497	—
Foreign corporate public securities and foreign governments[1]	2,594	192	9	—	2,777	—
Foreign corporate private securities[1]	3,105	155	45	—	3,215	7
Residential mortgage-backed securities:						
Agency	1,878	65	17	6	1,932	—
Non-Agency	639	54	2	6	697	4
Total Residential mortgage-backed securities	2,517	119	19	12	2,629	4
Commercial mortgage-backed securities	1,437	39	6	—	1,470	—
Other asset-backed securities	671	11	1	—	681	2
Total fixed maturities, including securities pledged	23,579	1,599	148	12	25,042	13
Less: Securities pledged	864	104	8	—	960	—
Total fixed maturities	22,715	1,495	140	12	24,082	13
Equity securities	45	15	—	—	60	—
Total fixed maturities and equity securities investments	$ 22,760	$ 1,510	$ 140	$ 12	$ 24,142	$ 13

[1] Primarily U.S. dollar denominated.
[2] Embedded derivatives within fixed maturity securities are reported with the host investment. The changes in fair value of embedded derivatives are reported in Other net realized capital gains (losses) in the Consolidated Statements of Operations.
[3] Represents OTTI reported as a component of Other comprehensive income (loss).
[4] Amount excludes $190 of net unrealized gains on impaired available-for-sale securities.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

The amortized cost and fair value of fixed maturities, including securities pledged, as of December 31, 2018, are shown below by contractual maturity. Actual maturities may differ from contractual maturities as securities may be restructured, called or prepaid. MBS and Other ABS are shown separately because they are not due at a single maturity date.

	Amortized Cost	Fair Value
Due to mature:		
One year or less	$ 548	$ 552
After one year through five years	4,184	4,203
After five years through ten years	5,971	5,864
After ten years	8,082	8,266
Mortgage-backed securities	4,883	4,941
Other asset-backed securities	1,230	1,208
Fixed maturities, including securities pledged	$ 24,898	$ 25,034

The investment portfolio is monitored to maintain a diversified portfolio on an ongoing basis. Credit risk is mitigated by monitoring concentrations by issuer, sector and geographic stratification and limiting exposure to any one issuer.

As of December 31, 2018 and 2017, the Company did not have any investments in a single issuer, other than obligations of the U.S. Government and government agencies, with a carrying value in excess of 10% of the Company's consolidated Shareholder's equity.

The following tables present the composition of the U.S. and foreign corporate securities within the fixed maturity portfolio by industry category as of the dates indicated:

	Amortized Cost	Gross Unrealized Capital Gains	Gross Unrealized Capital Losses	Fair Value
December 31, 2018				
Communications	$ 1,139	$ 55	$ 21	$ 1,173
Financial	2,707	101	47	2,761
Industrial and other companies	7,604	152	214	7,542
Energy	1,884	55	81	1,858
Utilities	2,974	80	74	2,980
Transportation	729	14	17	726
Total	$ 17,037	$ 457	$ 454	$ 17,040
December 31, 2017				
Communications	$ 1,145	$ 114	$ 1	$ 1,258
Financial	2,750	185	4	2,931
Industrial and other companies	7,953	532	65	8,420
Energy	1,970	159	33	2,096
Utilities	2,725	216	11	2,930
Transportation	697	52	2	747
Total	$ 17,240	$ 1,258	$ 116	$ 18,382

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Fixed Maturities

The Company invests in various categories of CMOs, including CMOs that are not agency-backed, that are subject to different degrees of risk from changes in interest rates and defaults. The principal risks inherent in holding CMOs are prepayment and extension risks related to significant decreases and increases in interest rates resulting in the prepayment of principal from the underlying mortgages, either earlier or later than originally anticipated. As of December 31, 2018 and 2017, approximately 52.5% and 52.1%, respectively, of the Company's CMO holdings, were invested in the above mentioned types of CMOs such as interest-only or principal-only strips, that are subject to more prepayment and extension risk than traditional CMOs.

Public corporate fixed maturity securities are distinguished from private corporate fixed maturity securities based upon the manner in which they are transacted. Public corporate fixed maturity securities are issued initially through market intermediaries on a registered basis or pursuant to Rule 144A under the Securities Act of 1933 (the "Securities Act") and are traded on the secondary market through brokers acting as principal. Private corporate fixed maturity securities are originally issued by borrowers directly to investors pursuant to Section 4(a)(2) of the Securities Act, and are traded in the secondary market directly with counterparties, either without the participation of a broker or in agency transactions.

Repurchase Agreements

As of December 31, 2018 and 2017, the Company did not have any securities pledged in dollar rolls, repurchase agreement transactions or reverse repurchase agreements.

Securities Lending

As of December 31, 2018 and 2017, the fair value of loaned securities was $759 and $799, respectively, and is included in Securities pledged on the Consolidated Balance Sheets.

If cash is received as collateral, the lending agent retains the cash collateral and invests it in short-term liquid assets on behalf of the Company. As of December 31, 2018 and 2017, cash collateral retained by the lending agent and invested in short-term liquid assets on the Company's behalf was $719 and $744, respectively, and is recorded in Short-term investments under securities loan agreements, including collateral delivered on the Consolidated Balance Sheets. As of December 31, 2018 and 2017, liabilities to return collateral of $719 and $744, respectively, are included in Payables under securities loan agreements, including collateral held, on the Consolidated Balance Sheets.

The Company accepts non-cash collateral in the form of securities. The securities retained as collateral by the lending agent may not be sold or re-pledged, except in the event of default, and are not reflected on the Company's Consolidated Balance Sheets. This collateral generally consists of U.S. Treasury, U.S. Government agency securities and MBS pools. As of December 31, 2018 and 2017, the fair value of securities retained as collateral by the lending agent on the Company's behalf was $67 and $61, respectively.

The following table presents borrowings under securities lending transactions by asset class pledged for the dates indicated:

	December 31, 2018[1][2]	December 31, 2017[1][2]
U.S. Treasuries	$ 92	$ 177
U.S. corporate public securities	523	460
Foreign corporate public securities and foreign governments	170	168
Equity Securities	1	—
Payables under securities loan agreements	$ 786	$ 805

[1] As of December 31, 2018 and December 31, 2017, borrowings under securities lending transactions include cash collateral of $719 and $744, respectively.
[2] As of December 31, 2018 and December 31, 2017, borrowings under securities lending transactions include non-cash collateral of $67 and $61, respectively.

The Company's securities lending activities are conducted on an overnight basis, and all securities loaned can be recalled at any time. The Company does not offset assets and liabilities associated with its securities lending program.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Variable Interest Entities

The Company holds certain VIEs for investment purposes. VIEs may be in the form of private placement securities, structured securities, securitization transactions, or limited partnerships. The Company has reviewed each of its holdings and determined that consolidation of these investments in the Company's financial statements is not required, as the Company is not the primary beneficiary, because the Company does not have both the power to direct the activities that most significantly impact the entity's economic performance and the obligation or right to potentially significant losses or benefits, for any of its investments in VIEs. The Company did not provide any non-contractual financial support and its carrying value represents the Company's exposure to loss. The carrying value of the investments in VIEs was $583 and $411 as of December 31, 2018 and 2017, respectively; these investments are included in Limited partnerships/corporations on the Consolidated Balance Sheets. Income and losses recognized on these investments are reported in Net investment income in the Consolidated Statements of Operations.

Securitizations

The Company invests in various tranches of securitization entities, including RMBS, CMBS and ABS. Through its investments, the Company is not obligated to provide any financial or other support to these entities. Each of the RMBS, CMBS and ABS entities are thinly capitalized by design and considered VIEs. The Company's involvement with these entities is limited to that of a passive investor. The Company has no unilateral right to appoint or remove the servicer, special servicer or investment manager, which are generally viewed to have the power to direct the activities that most significantly impact the securitization entities' economic performance, in any of these entities, nor does the Company function in any of these roles. The Company, through its investments or other arrangements, does not have the obligation to absorb losses or the right to receive benefits from the entity that could potentially be significant to the entity. Therefore, the Company is not the primary beneficiary and will not consolidate any of the RMBS, CMBS and ABS entities in which it holds investments. These investments are accounted for as investments available-for-sale as described in the *Business, Basis of Presentation and Significant Accounting Policies* Note to these Consolidated Financial Statements and unrealized capital gains (losses) on these securities are recorded directly in AOCI, except for certain RMBS that are accounted for under the FVO for which changes in fair value are reflected in Other net realized gains (losses) in the Consolidated Statements of Operations. The Company's maximum exposure to loss on these structured investments is limited to the amount of its investment.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Unrealized Capital Losses

Unrealized capital losses (including noncredit impairments), along with the fair value of fixed maturity securities, including securities pledged, by market sector and duration were as follows as of December 31, 2018:

	Six Months or Less Below Amortized Cost		More Than Six Months and Twelve Months or Less Below Amortized Cost		More Than Twelve Months Below Amortized Cost		Total	
	Fair Value	Unrealized Capital Losses	Fair Value	Unrealized Capital Losses	Fair Value	Unrealized Capital Losses	Fair Value	Unrealized Capital Losses
U.S. Treasuries	$ —	$ —	$ —	$ —	$ 15	$ —	$ 15	$ —
State, municipalities and political subdivisions	60	—	131	3	88	5	279	8
U.S. corporate public securities	1,285	37	1,775	94	535	50	3,595	181
U.S. corporate private securities	639	13	863	27	579	66	2,081	106
Foreign corporate public securities and foreign governments	503	12	656	42	169	26	1,328	80
Foreign corporate private securities	604	10	900	67	221	20	1,725	97
Residential mortgage-backed	345	6	215	5	412	21	972	32
Commercial mortgage-backed	447	6	418	10	312	12	1,177	28
Other asset-backed	476	11	416	16	61	1	953	28
Total	$ 4,359	$ 95	$ 5,374	$ 264	$ 2,392	$ 201	$ 12,125	$ 560

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Unrealized capital losses (including noncredit impairments), along with the fair value of fixed maturity securities, including securities pledged, by market sector and duration were as follows as of December 31, 2017:

	Six Months or Less Below Amortized Cost		More Than Six Months and Twelve Months or Less Below Amortized Cost		More Than Twelve Months Below Amortized Cost		Total	
	Fair Value	Unrealized Capital Losses	Fair Value	Unrealized Capital Losses	Fair Value	Unrealized Capital Losses	Fair Value	Unrealized Capital Losses
U.S. Treasuries	$ 18	$ —	$ —	$ —	$ 12	$ —	$ 30	$ —
State, municipalities and political subdivisions	34	—	1	—	91	4	126	4
U.S. corporate public securities	504	11	—	—	304	15	808	26
U.S. corporate private securities	226	2	46	2	499	34	771	38
Foreign corporate public securities and foreign governments	148	1	5	—	99	8	252	9
Foreign corporate private securities	135	38	13	—	161	7	309	45
Residential mortgage-backed	263	5	26	1	438	13	727	19
Commercial mortgage-backed	436	5	19	—	50	1	505	6
Other asset-backed	95	1	9	—	38	—	142	1
Total	$1,859	$ 63	$ 119	$ 3	$1,692	$ 82	$3,670	$ 148

Of the unrealized capital losses aged more than twelve months, the average market value of the related fixed maturities was 92.2% and 95.4% of the average book value as of December 31, 2018 and 2017, respectively.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Unrealized capital losses (including noncredit impairments) in fixed maturities, including securities pledged, for instances in which fair value declined below amortized cost by greater than or less than 20% for consecutive months as indicated in the tables below, were as follows as of the dates indicated:

	Amortized Cost		Unrealized Capital Losses		Number of Securities	
	< 20%	> 20%	< 20%	> 20%	< 20%	> 20%
December 31, 2018						
Six months or less below amortized cost	$ 4,531	$ 88	$ 106	$ 21	826	25
More than six months and twelve months or less below amortized cost	5,535	73	235	27	1,063	6
More than twelve months below amortized cost	2,378	80	144	27	519	5
Total	$ 12,444	$ 241	$ 485	$ 75	2,408	36
December 31, 2017						
Six months or less below amortized cost	$ 1,883	$ 67	$ 30	$ 38	433	7
More than six months and twelve months or less below amortized cost	128	7	4	2	37	1
More than twelve months below amortized cost	1,661	72	53	21	335	7
Total	$ 3,672	$ 146	$ 87	$ 61	805	15

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Unrealized capital losses (including noncredit impairments) in fixed maturities, including securities pledged, by market sector for instances in which fair value declined below amortized cost by greater than or less than 20% were as follows as of the dates indicated:

	Amortized Cost		Unrealized Capital Losses		Number of Securities	
	< 20%	> 20%	< 20%	> 20%	< 20%	> 20%
December 31, 2018						
U.S. Treasuries	$ 15	$ —	$ —	$ —	5	—
State, municipalities and political subdivisions	287	—	8	—	132	—
U.S. corporate public securities	3,721	55	164	17	796	8
U.S. corporate private securities	2,120	67	84	22	245	2
Foreign corporate public securities and foreign governments	1,348	60	65	15	307	9
Foreign corporate private securities	1,765	57	76	21	157	6
Residential mortgage-backed	1,004	—	32	—	301	8
Commercial mortgage-backed	1,205	—	28	—	228	—
Other asset-backed	979	2	28	—	237	3
Total	$ 12,444	$ 241	$ 485	$ 75	2,408	36
December 31, 2017						
U.S. Treasuries	$ 30	$ —	$ —	$ —	6	—
State, municipalities and political subdivisions	130	—	4	—	96	—
U.S. corporate public securities	828	6	24	2	167	2
U.S. corporate private securities	743	66	18	20	71	2
Foreign corporate public securities and foreign governments	254	7	7	2	61	1
Foreign corporate private securities	288	66	8	37	35	6
Residential mortgage-backed	746	—	19	—	194	3
Commercial mortgage-backed	511	—	6	—	131	—
Other asset-backed	142	1	1	—	44	1
Total	$ 3,672	$ 146	$ 87	$ 61	805	15

Investments with fair values less than amortized cost are included in the Company's other-than-temporary impairment analysis. Impairments were recognized as disclosed in the "Evaluating Securities for Other-Than-Temporary Impairments" section below. The Company evaluates non-agency RMBS and ABS for "other-than-temporary impairments" each quarter based on actual and projected cash flows after considering the quality and updated loan-to-value ratios reflecting current home prices of underlying collateral, forecasted loss severity, the payment priority within the tranche structure of the security and amount of any credit enhancements. The Company's assessment of current levels of cash flows compared to estimated cash flows at the time the securities were acquired (typically pre-2008) indicates the amount and the pace of projected cash flows from the underlying collateral has generally been lower and slower, respectively. However, since cash flows are typically projected at a trust level, the impairment review incorporates the security's position within the trust structure as well as credit enhancement remaining in the trust to determine whether an impairment is warranted. Therefore, while lower and slower cash flows will impact the trust, the effect on the valuation of a particular security within the trust will also be dependent upon the trust structure. Where the assessment continues to project full recovery of principal and interest on schedule, the Company has not recorded an impairment. Based on this analysis, the Company determined that the remaining investments in an unrealized loss position were not other-than-temporarily impaired and therefore no further other-than-temporary impairment was necessary.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Troubled Debt Restructuring

The Company invests in high quality, well performing portfolios of commercial mortgage loans and private placements. Under certain circumstances, modifications are granted to these contracts. Each modification is evaluated as to whether a troubled debt restructuring has occurred. A modification is a troubled debt restructuring when the borrower is in financial difficulty and the creditor makes concessions. Generally, the types of concessions may include reducing the face amount or maturity amount of the debt as originally stated, reducing the contractual interest rate, extending the maturity date at an interest rate lower than current market interest rates and/or reducing accrued interest. The Company considers the amount, timing and extent of the concession granted in determining any impairment or changes in the specific valuation allowance recorded in connection with the troubled debt restructuring. A valuation allowance may have been recorded prior to the quarter when the loan is modified in a troubled debt restructuring. Accordingly, the carrying value (net of the specific valuation allowance) before and after modification through a troubled debt restructuring may not change significantly, or may increase if the expected recovery is higher than the pre-modification recovery assessment. As of December 31, 2018, the Company did not have any new commercial mortgage loan or private placement troubled debt restructuring. As of December 31, 2017, the Company did not have any new commercial mortgage loan troubled debt restructuring and had one private placement troubled debt restructuring with a pre-modification and post-modification carrying value of $3.

As of December 31, 2018 and 2017, the Company did not have any commercial mortgage loans or private placements modified in a troubled debt restructuring with a subsequent payment default.

Mortgage Loans on Real Estate

The Company diversifies its commercial mortgage loan portfolio by geographic region and property type to reduce concentration risk. The Company manages risk when originating commercial mortgage loans by generally lending only up to 75% of the estimated fair value of the underlying real estate. Subsequently, the Company continuously evaluates mortgage loans based on relevant current information including a review of loan-specific credit quality, property characteristics and market trends. The components to evaluate debt service coverage are received and reviewed at least annually to determine the level of risk.

The following table summarizes the Company's investment in mortgage loans as of the dates indicated:

| | December 31, 2018 | | | December 31, 2017 | | |
	Impaired	Non Impaired	Total	Impaired	Non Impaired	Total
Commercial mortgage loans	$ 4	$ 4,915	$ 4,919	$ 4	$ 4,907	$ 4,911
Collective valuation allowance for losses	N/A	(1)	(1)	N/A	(1)	(1)
Total net commercial mortgage loans	$ 4	$ 4,914	$ 4,918	$ 4	$ 4,906	$ 4,910

N/A - Not Applicable

There were no impairments taken on the mortgage loan portfolio for the years ended December 31, 2018, 2017 and 2016.

The following table summarizes the activity in the allowance for losses for commercial mortgage loans for the periods indicated:

	December 31, 2018	December 31, 2017
Collective valuation allowance for losses, balance at January 1	$ 1	$ 1
Addition to (reduction of) allowance for losses	—	—
Collective valuation allowance for losses, end of period	$ 1	$ 1

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

The carrying values and unpaid principal balances of impaired mortgage loans were as follows as of the dates indicated:

	December 31, 2018	December 31, 2017
Impaired loans without allowances for losses	$ 4	$ 4
Less: Allowances for losses on impaired loans	—	—
Impaired loans, net	$ 4	$ 4
Unpaid principal balance of impaired loans	$ 5	$ 6

As of December 31, 2018 and 2017, the Company did not have any impaired loans with allowances for losses.

There were no mortgage loans in the Company's portfolio in process of foreclosure as of December 31, 2018 and 2017.

There was one loan 60 days or less in arrears, with respect to principal and interest as of December 31, 2018, with a total amortized cost of $6. There were no loans in arrears, with respect to principal and interest as of December 31, 2017.

The following table presents information on the average investment during the period in impaired loans and interest income recognized on impaired and troubled debt restructured loans for the periods indicated:

	Year Ended December 31,		
	2018	2017	2016
Impaired loans, average investment during the period (amortized cost)[1]	$ 4	$ 4	$ 8
Interest income recognized on impaired loans, on an accrual basis[1]	—	—	—
Interest income recognized on impaired loans, on a cash basis[1]	—	—	—
Interest income recognized on troubled debt restructured loans, on an accrual basis	—	—	—

[1] Includes amounts for Troubled debt restructured loans.

Loan-to-value ("LTV") and debt service coverage ("DSC") ratios are measures commonly used to assess the risk and quality of mortgage loans. The LTV ratio, calculated at time of origination, is expressed as a percentage of the amount of the loan relative to the value of the underlying property. A LTV ratio in excess of 100% indicates the unpaid loan amount exceeds the underlying collateral. The DSC ratio, based upon the most recently received financial statements, is expressed as a percentage of the amount of a property's net income to its debt service payments. A DSC ratio of less than 1.0 indicates that a property's operations do not generate sufficient income to cover debt payments. These ratios are utilized as part of the review process described above.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

The following tables present the LTV and DSC ratios as of the dates indicated:

	Recorded Investment						
	Debt Service Coverage Ratios						
	> 1.5x	**>1.25x - 1.5x**	**>1.0x - 1.25x**	**< 1.0x**	**Commercial mortgage loans secured by land or construction loans**	**Total**	**% of Total**
December 31, 2018 [1]							
Loan-to-Value Ratios:							
0% - 50%	$ 284	$ 24	$ 23	$ —	$ —	$ 331	6.7%
>50% - 60%	1,133	40	11	—	—	1,184	24.1%
>60% - 70%	2,070	328	503	34	26	2,961	60.2%
>70% - 80%	213	87	66	19	4	389	7.9%
>80% and above	18	5	10	—	21	54	1.1%
Total	$ 3,718	$ 484	$ 613	$ 53	$ 51	$ 4,919	100.0%

[1] Balances do not include collective valuation allowance for losses.

	Recorded Investment						
	Debt Service Coverage Ratios						
	> 1.5x	**>1.25x - 1.5x**	**>1.0x - 1.25x**	**< 1.0x**	**Commercial mortgage loans secured by land or construction loans**	**Total**	**% of Total**
December 31, 2017 [1]							
Loan-to-Value Ratios:							
0% - 50%	$ 297	$ 30	$ —	$ 14	$ —	$ 341	6.9%
>50% - 60%	1,205	25	21	—	5	1,256	25.7%
>60% - 70%	2,241	228	534	39	—	3,042	61.9%
>70% - 80%	154	57	45	—	6	262	5.3%
>80% and above	5	—	—	1	4	10	0.2%
Total	$ 3,902	$ 340	$ 600	$ 54	$ 15	$ 4,911	100.0%

[1] Balances do not include collective valuation allowance for losses.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Properties collateralizing mortgage loans are geographically dispersed throughout the United States, as well as diversified by property type, as reflected in the following tables as of the dates indicated:

	December 31, 2018 [1]		December 31, 2017 [1]	
	Gross Carrying Value	% of Total	Gross Carrying Value	% of Total
Commercial Mortgage Loans by U.S. Region:				
Pacific	$ 994	20.2%	$ 985	20.1%
South Atlantic	1,011	20.5%	982	20.0%
Middle Atlantic	1,039	21.2%	1,097	22.4%
West South Central	566	11.5%	552	11.2%
Mountain	458	9.3%	457	9.3%
East North Central	465	9.5%	468	9.5%
New England	75	1.5%	77	1.6%
West North Central	258	5.2%	243	4.9%
East South Central	53	1.1%	50	1.0%
Total Commercial mortgage loans	$ 4,919	100.0%	$ 4,911	100.0%

[1] Balances do not include collective valuation allowance for losses.

	December 31, 2018 [1]		December 31, 2017 [1]	
	Gross Carrying Value	% of Total	Gross Carrying Value	% of Total
Commercial Mortgage Loans by Property Type:				
Retail	$ 1,335	27.2%	$ 1,383	28.1%
Industrial	1,323	26.9%	1,326	27.0%
Apartments	1,104	22.4%	948	19.3%
Office	791	16.1%	829	16.9%
Hotel/Motel	111	2.3%	177	3.6%
Mixed Use	46	0.9%	52	1.1%
Other	209	4.2%	196	4.0%
Total Commercial mortgage loans	$ 4,919	100.0%	$ 4,911	100.0%

[1] Balances do not include collective valuation allowance for losses.

The following table presents mortgages by year of origination as of the dates indicated:

	December 31, 2018 [1]	December 31, 2017 [1]
Year of Origination:		
2018	$ 375	$ —
2017	1,108	1,086
2016	906	867
2015	589	703
2014	490	538
2013	585	644
2012 and prior	866	1,073
Total Commercial mortgage loans	$ 4,919	$ 4,911

[1] Balances do not include collective valuation allowance for losses.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Evaluating Securities for Other-Than-Temporary Impairments

The Company performs a regular evaluation, on a security-by-security basis, of its available-for-sale securities holdings, including fixed maturity securities, in accordance with its impairment policy in order to evaluate whether such investments are other-than-temporarily impaired.

The following table identifies the Company's credit-related and intent-related impairments included in the Consolidated Statements of Operations, excluding impairments included in Other comprehensive income (loss) by type for the periods indicated:

	Year Ended December 31,					
	2018		2017		2016	
	Impairment	No. of Securities	Impairment	No. of Securities	Impairment	No. of Securities
U.S. corporate public securities	$ 6	2	$ — *	3	$ 3	2
Foreign corporate public securities and foreign governments[1]	2	3	2	3	12	3
Foreign corporate private securities[1]	9	1	9	2	1	2
Residential mortgage-backed	3	58	1	17	3	25
Commercial mortgage-backed	— *	1	— *	1	—	—
Other asset-backed	— *	1	—	—	—	—
Total	$ 20	66	$ 12	26	$ 19	32

[1] Primarily U.S. dollar denominated.

*Less than $1.

The above table includes $14, $12 and $1 of write-downs related to credit impairments for the years ended December 31, 2018, 2017 and 2016, respectively, in Other-than-temporary impairments, which are recognized in the Consolidated Statements of Operations. The remaining $6 and $18 in write-downs for the years ended December 31, 2018 and 2016, respectively, are related to intent impairments. There were immaterial write-downs related to intent impairments for the year ended December 31, 2017.

The following table summarizes these intent impairments, which are also recognized in earnings, by type for the periods indicated:

	Year Ended December 31,					
	2018		2017		2016	
	Impairment	No. of Securities	Impairment	No. of Securities	Impairment	No. of Securities
U.S. corporate public securities	$ 5	2	$ — *	3	$ 4	1
Foreign corporate public securities and foreign governments[1]	—	—	—	—	12	2
Residential mortgage-backed	1	22	— *	6	2	4
Commercial mortgage-backed	— *	1	— *	1	—	—
Total	$ 6 *	25	$ — *	10	$ 18	7

[1] Primarily U.S. dollar denominated.

*Less than $1.

The Company may sell securities during the period in which fair value has declined below amortized cost for fixed maturities. In certain situations, new factors, including changes in the business environment, can change the Company's previous intent to continue holding a security. Accordingly, these factors may lead the Company to record additional intent related capital losses.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

The following table presents the amount of credit impairments on fixed maturities for which a portion of the OTTI loss was recognized in Other comprehensive income (loss) and the corresponding changes in such amounts for the periods indicated:

	Year Ended December 31,					
	2018		**2017**		**2016**	
Balance at January 1	$	16	$	9	$	19
Additional credit impairments:						
On securities not previously impaired		—		9		—
On securities previously impaired		1		—		1
Reductions:						
Securities intent impaired		12		—		—
Increase in cash flows		—		—		2
Securities sold, matured, prepaid or paid down		—		2		9
Balance at December 31	$	5	$	16	$	9

Net Investment Income

The following table summarizes Net investment income for the periods indicated:

	Year Ended December 31,					
	2018		**2017**		**2016**	
Fixed maturities	$	1,363	$	1,302	$	1,325
Equity securities		5		4		4
Mortgage loans on real estate		220		211		191
Policy loans		9		10		12
Short-term investments and cash equivalents		3		1		1
Other		95		60		30
Gross investment income		1,695		1,588		1,563
Less: investment expenses		72		68		62
Net investment income	$	1,623	$	1,520	$	1,501

As of December 31, 2018 and 2017, the Company had $1 and $3, respectively, of investments in fixed maturities that did not produce net investment income. Fixed maturities are moved to a non-accrual status when the investment defaults.

Interest income on fixed maturities is recorded when earned using an effective yield method, giving effect to amortization of premiums and accretion of discounts. Such interest income is recorded in Net investment income in the Consolidated Statements of Operations.

Net Realized Capital Gains (Losses)

Net realized capital gains (losses) comprise the difference between the amortized cost of investments and proceeds from sale and redemption, as well as losses incurred due to the credit-related and intent-related other-than-temporary impairment of investments. Realized investment gains and losses are also primarily generated from changes in fair value of embedded derivatives within products and fixed maturities, changes in fair value of fixed maturities recorded at FVO and changes in fair value including accruals on derivative instruments, except for effective cash flow hedges. Upon the adoption of ASU 2016-01 as of January 1, 2018, realized capital gains (losses) also include changes in fair value of equity securities. The cost of the investments on disposal is generally determined based on FIFO methodology.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Net realized capital gains (losses) were as follows for the periods indicated:

	Year Ended December 31,					
	2018		**2017**		**2016**	
Fixed maturities, available-for-sale, including securities pledged	$	(69)	$	(29)	$	(70)
Fixed maturities, at fair value option		(227)		(226)		(201)
Equity securities		(4)		—		—
Derivatives		(36)		9		51
Embedded derivatives - fixed maturities		(4)		(5)		(6)
Guaranteed benefit derivatives		94		55		13
Other investments		4		(4)		—
Net realized capital gains (losses)	$	(242)	$	(200)	$	(213)

For the year ended December 31, 2018, the change in fair value of equity securities still held as of December 31, 2018 was $(4).

Proceeds from the sale of fixed maturities and equity securities, available-for-sale and the related gross realized gains and losses, before tax were as follows for the periods indicated:

	Year Ended December 31,					
	2018		**2017**		**2016**	
Proceeds on sales	$	2,498	$	2,916	$	1,825
Gross gains		14		30		20
Gross losses		50		39		85

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

---

3.   Derivative Financial Instruments

The Company enters into the following types of derivatives:

Interest rate caps: The Company uses interest rate cap contracts to hedge the interest rate exposure arising from duration mismatches between assets and liabilities. Interest rate caps are also used to hedge interest rate exposure if rates rise above a specified level. Such increases in rates will require the Company to incur additional expenses. The future payout from the interest rate caps fund this increased exposure. The Company pays an upfront premium to purchase these caps. The Company utilizes these contracts in non-qualifying hedging relationships.

Interest rate swaps: Interest rate swaps are used by the Company primarily to reduce market risks from changes in interest rates and to alter interest rate exposure arising from mismatches between assets and/or liabilities. Interest rate swaps are also used to hedge the interest rate risk associated with the value of assets it owns or in an anticipation of acquiring them. Using interest rate swaps, the Company agrees with another party to exchange, at specified intervals, the difference between fixed rate and floating rate interest payments, calculated by reference to an agreed upon notional principal amount. These transactions are entered into pursuant to master agreements that provide for a single net payment to be made to/from the counterparty at each due date. The Company utilizes these contracts in qualifying hedging relationships as well as non-qualifying hedging relationships.

Foreign exchange swaps: The Company uses foreign exchange or currency swaps to reduce the risk of change in the value, yield or cash flows associated with certain foreign denominated invested assets. Foreign exchange swaps represent contracts that require the exchange of foreign currency cash flows against U.S. dollar cash flows at regular periods, typically quarterly or semi-annually. The Company utilizes these contracts in qualifying hedging relationships as well as non-qualifying hedging relationships.

Credit default swaps: Credit default swaps are used to reduce credit loss exposure with respect to certain assets that the Company owns or to assume credit exposure on certain assets that the Company does not own. Payments are made to, or received from, the counterparty at specified intervals. In the event of a default on the underlying credit exposure, the Company will either receive a payment (purchased credit protection) or will be required to make a payment (sold credit protection) equal to the par minus recovery value of the swap contract. The Company utilizes these contracts in non-qualifying hedging relationships.

Currency forwards: The Company utilizes currency forward contracts to hedge currency exposure related to invested assets. The Company utilizes these contracts in non-qualifying hedging relationships.

*Futures:*The Company uses interest rate futures contracts to hedge its exposure to market risks due to changes in interest rates. The Company enters into exchange traded futures with regulated futures commissions that are members of the exchange. The Company also posts initial and variation margins, with the exchange, on a daily basis. The Company utilizes exchange-traded futures in non-qualifying hedging relationships. The Company may also use futures contracts as a hedge against an increase in certain equity indices. Such increases may result in increased payments to the holders of fixed index annuity ("FIA") contracts.

Swaptions: A swaption is an option to enter into a swap with a forward starting effective date. The Company uses swaptions to hedge the interest rate exposure associated with the minimum crediting rate and book value guarantees embedded in the retirement products that the Company offers. Increases in interest rates will generate losses on assets that are backing such liabilities. In certain instances, the Company locks in the economic impact of existing purchased swaptions by entering into offsetting written swaptions. The Company pays a premium when it purchases the swaption. The Company utilizes these contracts in non-qualifying hedging relationships.

Options: The Company uses equity options to hedge against an increase in various equity indices. Such increases may result in increased payments to the holders of the FIA contracts. The Company pays an upfront premium to purchase these options. The Company utilizes these options in non-qualifying hedging relationships.

Managed custody guarantees ("MCGs"): The Company issues certain credited rate guarantees on variable fixed income portfolios that represent stand-alone derivatives. The market value is partially determined by, among other things, levels of or changes in interest rates, prepayment rates and credit ratings/spreads.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Embedded derivatives: The Company also invests in certain fixed maturity instruments and has issued certain products that contain embedded derivatives for which market value is at least partially determined by, among other things, levels of or changes in domestic and/or foreign interest rates (short-term or long-term), exchange rates, prepayment rates, equity rates, or credit ratings/ spreads. In addition, the Company has entered into coinsurance with funds withheld arrangements, accounted for under the deposit method, that contain embedded derivatives.

The Company's use of derivatives is limited mainly to economic hedging to reduce the Company's exposure to cash flow variability of assets and liabilities, interest rate risk, credit risk, exchange rate risk and equity market risk. It is the Company's policy not to offset amounts recognized for derivative instruments and amounts recognized for the right to reclaim cash collateral or the obligation to return cash collateral arising from derivative instruments executed with the same counterparty under a master netting arrangement, which provides the Company with the legal right of offset. However, in accordance with the Chicago Mercantile Exchange ("CME") rule changes related to the variation margin payments, effective the first quarter of 2017, the Company is required to adjust the derivative balances with the variation margin payments related to our cleared derivatives executed through CME.

The notional amounts and fair values of derivatives were as follows as of the dates indicated:

	December 31, 2018			December 31, 2017		
	Notional Amount	Asset Fair Value	Liability Fair Value	Notional Amount	Asset Fair Value	Liability Fair Value
Derivatives: Qualifying for hedge accounting[1]						
Cash flow hedges:						
Interest rate contracts	$ 35	$ —	$ —	$ 35	$ —	$ —
Foreign exchange contracts	620	10	20	533	—	52
Derivatives: Non-qualifying for hedge accounting[1]						
Interest rate contracts	19,280	117	76	18,769	117	20
Foreign exchange contracts	12	—	—	26	—	—
Equity contracts	98	1	1	154	9	7
Credit contracts	201	—	2	771	10	6
Embedded derivatives and Managed custody guarantees:						
Within fixed maturity investments	N/A	9	—	N/A	12	—
Within products	N/A	—	15	N/A	—	117
Within reinsurance agreements	N/A	—	(80)	N/A	—	(21)
Managed custody guarantees	N/A	—	—	N/A	—	—
Total		$ 137	$ 34		$ 148	$ 181

[1] Open derivative contracts are reported as Derivatives assets or liabilities on the Consolidated Balance Sheets at fair value.
N/A - Not Applicable

Based on the notional amounts, a substantial portion of the Company's derivative positions was not designated or did not qualify for hedge accounting as part of a hedging relationship as of December 31, 2018 and 2017. The Company utilizes derivative contracts mainly to hedge exposure to variability in cash flows, interest rate risk, credit risk, foreign exchange risk and equity market risk. The majority of derivatives used by the Company are designated as product hedges, which hedge the exposure arising from insurance liabilities or guarantees embedded in the contracts the Company offers through various product lines. These derivatives do not qualify for hedge accounting as they do not meet the criteria of being "highly effective" as outlined in ASC Topic 815, but do provide an economic hedge, which is in line with the Company's risk management objectives. The Company also uses derivatives contracts to hedge its exposure to various risks associated with the investment portfolio. The Company does not seek hedge accounting treatment for certain of these derivatives as they generally do not qualify for hedge accounting due to the criteria required under the portfolio hedging rules outlined in ASC Topic 815. The Company also uses credit default swaps coupled with

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

---

other investments in order to produce the investment characteristics of otherwise permissible investments that do not qualify as effective accounting hedges under ASC Topic 815.

Although the Company has not elected to net its derivative exposures, the notional amounts and fair values of Over-The-Counter ("OTC") and cleared derivatives excluding exchange traded contracts and forward contracts (To Be Announced mortgage-backed securities) are presented in the tables below as of the dates indicated:

	December 31, 2018		
	Notional Amount	Asset Fair Value	Liability Fair Value
Credit contracts	$ 201	$ —	$ 2
Equity contracts	98	1	1
Foreign exchange contracts	632	10	20
Interest rate contracts	17,478	117	76
		128	99
Counterparty netting[1]		(88)	(88)
Cash collateral netting[1]		(37)	(2)
Securities collateral netting[1]		—	(9)
Net receivables/payables		$ 3	$ —

[1]Represents the netting of receivable balances with payable balances, net of collateral, for the same counterparty under eligible netting agreements.

	December 31, 2017		
	Notional Amount	Asset Fair Value	Liability Fair Value
Credit contracts	$ 771	$ 10	$ 6
Equity contracts	154	9	7
Foreign exchange contracts	559	—	52
Interest rate contracts	17,286	117	20
		136	85
Counterparty netting[1]		(50)	(50)
Cash collateral netting[1]		(84)	—
Securities collateral netting[1]		—	(30)
Net receivables/payables		$ 2	$ 5

[1]Represents the netting of receivable balances with payable balances, net of collateral, for the same counterparty under eligible netting agreements.

Collateral

Under the terms of the OTC Derivative International Swaps and Derivatives Association, Inc. ("ISDA") agreements, the Company may receive from, or deliver to, counterparties collateral to assure that terms of the ISDA agreements will be met with regard to the Credit Support Annex ("CSA"). The terms of the CSA call for the Company to pay interest on any cash received equal to the Federal Funds rate. To the extent cash collateral is received and delivered, it is included in Payables under securities loan agreements, including collateral held and Short-term investments under securities loan agreements, including collateral delivered, respectively, on the Consolidated Balance Sheets and is reinvested in short-term investments. Collateral held is used in accordance with the CSA to satisfy any obligations. Investment grade bonds owned by the Company are the source of noncash collateral posted, which is reported in Securities pledged on the Consolidated Balance Sheets. As of December 31, 2018, the Company held $17 and $21 of net cash collateral related to OTC derivative contracts and cleared derivative contracts, respectively. As of December 31, 2017, the Company held $11 and $74 of net cash collateral related to OTC derivative contracts and cleared derivative contracts, respectively. In addition, as of December 31, 2018, the Company delivered $123 of securities and held no securities as collateral. As of December 31, 2017, the Company delivered $161 of securities and held no securities as collateral.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Net realized gains (losses) on derivatives were as follows for the periods indicated:

	Year Ended December 31,		
	2018	**2017**	**2016**
Derivatives: Qualifying for hedge accounting[1]			
Cash flow hedges:			
Interest rate contracts	$ —	$ 1	$ —
Foreign exchange contracts	8	12	(2)
Derivatives: Non-qualifying for hedge accounting[2]			
Interest rate contracts	(44)	(7)	50
Foreign exchange contracts	1	(3)	(1)
Equity contracts	—	1	1
Credit contracts	(1)	5	3
Embedded derivatives and Managed custody guarantees:			
Within fixed maturity investments[2]	(4)	(5)	(6)
Within products[2]	94	55	12
Within reinsurance agreements[3]	58	(22)	(28)
Managed custody guarantees[2]	—	—	1
Total	$ 112	$ 37	$ 30

[1] Changes in value for effective fair value hedges are recorded in Other net realized capital gains (losses). Changes in fair value upon disposal for effective cash flow hedges are amortized through Net investment income and the ineffective portion is recorded in Other net realized capital gains (losses) in the Consolidated Statements of Operations. For the years ended December 31, 2018, 2017 and 2016, ineffective amounts were immaterial.
[2] Changes in value are included in Other net realized capital gains (losses) in the Consolidated Statements of Operations.
[3] Changes in value are included in Interest credited and other benefits to contract owners/policyholders in the Consolidated Statements of Operations.

Credit Default Swaps

The Company has entered into various credit default swaps. When credit default swaps are sold, the Company assumes credit exposure to certain assets that it does not own. Credit default swaps may also be purchased to reduce credit exposure in the Company's portfolio. Credit default swaps involve a transfer of credit risk from one party to another in exchange for periodic payments. As of December 31, 2018, the fair value of credit default swaps of $2 was included in Derivatives liabilities on the Consolidated Balance Sheets. As of December 31, 2017, the fair value of credit default swaps of $10 and $6 was included in Derivatives assets and Derivatives liabilities, respectively, on the Consolidated Balance Sheets. As of December 31, 2018 and December 31, 2017, the maximum potential future exposure to the Company was $5 and $497, respectively, on credit default swaps. These instruments are typically written for a maturity period of 5 years and contain no recourse provisions. If the Company's current debt and claims paying ratings were downgraded in the future, the terms in the Company's derivative agreements may be triggered, which could negatively impact overall liquidity.

4.   **Fair Value Measurements**

Fair Value Measurement

The Company categorizes its financial instruments into a three-level hierarchy based on the priority of the inputs to the valuation technique. If the inputs used to measure fair value fall within different levels of the hierarchy, the category level is based on the lowest priority level input that is significant to the fair value measurement of the instrument. Financial assets and liabilities recorded at fair value on the Consolidated Balance Sheets are categorized as follows:

- Level 1 - Unadjusted quoted prices for identical assets or liabilities in an active market. The Company defines an active market as a market in which transactions take place with sufficient frequency and volume to provide pricing information on an ongoing basis.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

- Level 2 - Quoted prices in markets that are not active or valuation techniques that require inputs that are observable either directly or indirectly for substantially the full term of the asset or liability.
- Level 3 - Prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. These valuations, whether derived internally or obtained from a third party, use critical assumptions that are not widely available to estimate market participant expectations in valuing the asset or liability.

Table of Contents
Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

The following table presents the Company's hierarchy for its assets and liabilities measured at fair value on a recurring basis as of December 31, 2018:

	Level 1	Level 2	Level 3	Total
Assets:				
Fixed maturities, including securities pledged:				
U.S. Treasuries	$ 679	$ 59	$ —	$ 738
U.S. Government agencies and authorities	—	—	—	—
State, municipalities and political subdivisions	—	764	—	764
U.S. corporate public securities	—	7,987	28	8,015
U.S. corporate private securities	—	2,882	771	3,653
Foreign corporate public securities and foreign governments[1]	—	2,540	—	2,540
Foreign corporate private securities [1]	—	3,051	124	3,175
Residential mortgage-backed securities	—	3,026	10	3,036
Commercial mortgage-backed securities	—	1,893	12	1,905
Other asset-backed securities	—	1,114	94	1,208
Total fixed maturities, including securities pledged	679	23,316	1,039	25,034
Equity securities	7	—	50	57
Derivatives:				
Interest rate contracts	—	117	—	117
Foreign exchange contracts	—	10	—	10
Equity contracts	—	1	—	1
Credit contracts	—	—	—	—
Cash and cash equivalents, short-term investments and short-term investments under securities loan agreements	1,207	—	—	1,207
Assets held in separate accounts	61,457	5,805	61	67,323
Total assets	$ 63,350	$ 29,249	$ 1,150	$ 93,749
Percentage of Level to total	68%	31%	1%	100%
Liabilities:				
Derivatives:				
Guaranteed benefit derivatives:				
FIA	$ —	$ —	$ 11	$ 11
Stabilizer and MCGs	—	—	4	4
Other derivatives:				
Interest rate contracts	—	76	—	76
Foreign exchange contracts	—	20	—	20
Equity contracts	—	1	—	1
Credit contracts	—	2	—	2
Embedded derivative on reinsurance	—	(80)	—	(80)
Total liabilities	$ —	$ 19	$ 15	$ 34

[1] Primarily U.S. dollar denominated.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

The following table presents the Company's hierarchy for its assets and liabilities measured at fair value on a recurring basis as of December 31, 2017:

	Level 1		Level 2		Level 3		Total	
Assets:								
Fixed maturities, including securities pledged:								
U.S. Treasuries	$	597	$	59	$	—	$	656
U.S. Government agencies and authorities		—		3		—		3
State, municipalities and political subdivisions		—		878		—		878
U.S. corporate public securities		—		9,210		26		9,236
U.S. corporate private securities		—		2,855		642		3,497
Foreign corporate public securities and foreign governments[1]		—		2,777		—		2,777
Foreign corporate private securities [1]		—		3,123		92		3,215
Residential mortgage-backed securities		—		2,608		21		2,629
Commercial mortgage-backed securities		—		1,463		7		1,470
Other asset-backed securities		—		638		43		681
Total fixed maturities, including securities pledged		597		23,614		831		25,042
Equity securities, available-for-sale		10		—		50		60
Derivatives:								
Interest rate contracts		—		117		—		117
Foreign exchange contracts		—		—		—		—
Equity contracts		—		9		—		9
Credit contracts		—		10		—		10
Cash and cash equivalents, short-term investments and short-term investments under securities loan agreements		1,078		—		—		1,078
Assets held in separate accounts		67,966		5,059		11		73,036
Total assets	$	69,651	$	28,809	$	892	$	99,352
Percentage of Level to total		70%		29%		1%		100%
Liabilities:								
Derivatives:								
Guaranteed benefit derivatives:								
FIA	$	—	$	—	$	20	$	20
Stabilizer and MCGs		—		—		97		97
Other derivatives:								
Interest rate contracts		—		20		—		20
Foreign exchange contracts		—		52		—		52
Equity contracts		—		7		—		7
Credit contracts		—		6		—		6
Embedded derivative on reinsurance		—		(21)		—		(21)
Total liabilities	$	—	$	64	$	117	$	181

[1] Primarily U.S. dollar denominated.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Valuation of Financial Assets and Liabilities at Fair Value

Certain assets and liabilities are measured at estimated fair value on the Company's Consolidated Balance Sheets. The Company defines fair value as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. The exit price and the transaction (or entry) price will be the same at initial recognition in many circumstances. However, in certain cases, the transaction price may not represent fair value. The fair value of a liability is based on the amount that would be paid to transfer a liability to a third-party with an equal credit standing. Fair value is required to be a market-based measurement that is determined based on a hypothetical transaction at the measurement date, from a market participant's perspective. The Company considers three broad valuation approaches when a quoted price is unavailable: (i) the market approach, (ii) the income approach and (iii) the cost approach. The Company determines the most appropriate valuation technique to use, given the instrument being measured and the availability of sufficient inputs. The Company prioritizes the inputs to fair valuation techniques and allows for the use of unobservable inputs to the extent that observable inputs are not available.

The Company utilizes a number of valuation methodologies to determine the fair values of its financial assets and liabilities in conformity with the concepts of exit price and the fair value hierarchy as prescribed in ASC Topic 820. Valuations are obtained from third-party commercial pricing services, brokers and industry-standard, vendor-provided software that models the value based on market observable inputs. The valuations obtained from third-party commercial pricing services are non-binding. The Company reviews the assumptions and inputs used by third-party commercial pricing services for each reporting period in order to determine an appropriate fair value hierarchy level. The documentation and analysis obtained from third-party commercial pricing services are reviewed by the Company, including in-depth validation procedures confirming the observability of inputs. The valuations are reviewed and validated monthly through the internal valuation committee price variance review, comparisons to internal pricing models, back testing to recent trades or monitoring of trading volumes.

Fixed maturities: The fair values for actively traded marketable bonds are determined based upon the quoted market prices and are classified as Level 1 assets. Assets in this category primarily include certain U.S. Treasury securities.

For fixed maturities classified as Level 2 assets, fair values are determined using a matrix-based market approach, based on prices obtained from third-party commercial pricing services and the Company's matrix and analytics-based pricing models, which in each case incorporate a variety of market observable information as valuation inputs. The market observable inputs used for these fair value measurements, by fixed maturity asset class, are as follows:

> *U.S. Treasuries:* Fair value is determined using third-party commercial pricing services, with the primary inputs being stripped interest and principal U.S. Treasury yield curves that represent a U.S. Treasury zero-coupon curve.

> *U.S. Government agencies and authorities, State, municipalities and political subdivisions:* Fair value is determined using third-party commercial pricing services, with the primary inputs being U.S. Treasury yield curves, trades of comparable securities, credit spreads off benchmark yields and issuer ratings.

> *U.S. corporate public securities, Foreign corporate public securities, and foreign governments:* Fair value is determined using third-party commercial pricing services, with the primary inputs being benchmark yields, trades of comparable securities, issuer ratings, bids and credit spreads off benchmark yields.

> *U.S. corporate private securities and Foreign corporate private securities:* Fair values are determined using a matrix and analytics-based pricing model. The model incorporates the current level of risk-free interest rates, current corporate credit spreads, credit quality of the issuer and cash flow characteristics of the security. The model also considers a liquidity spread, the value of any collateral, the capital structure of the issuer, the presence of guarantees, and prices and quotes for comparably rated publicly traded securities.

> *RMBS, CMBS and ABS:* Fair value is determined using third-party commercial pricing services, with the primary inputs being credit spreads off benchmark yields, prepayment speed assumptions, current and forecasted loss severity, debt service coverage ratios, collateral type, payment priority within tranche and the vintage of the loans underlying the security.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Generally, the Company does not obtain more than one vendor price from pricing services per instrument. The Company uses a hierarchy process in which prices are obtained from a primary vendor and, if that vendor is unable to provide the price, the next vendor in the hierarchy is contacted until a price is obtained or it is determined that a price cannot be obtained from a commercial pricing service. When a price cannot be obtained from a commercial pricing service, independent broker quotes are solicited. Securities priced using independent broker quotes are classified as Level 3.

Broker quotes and prices obtained from pricing services are reviewed and validated through an internal valuation committee price variance review, comparisons to internal pricing models, back testing to recent trades or monitoring of trading volumes.

Fair values of privately placed bonds are determined primarily using a matrix-based pricing model and are generally classified as Level 2 assets. The model considers the current level of risk-free interest rates, current corporate spreads, the credit quality of the issuer and cash flow characteristics of the security. Also considered are factors such as the net worth of the borrower, the value of collateral, the capital structure of the borrower, the presence of guarantees and the Company's evaluation of the borrower's ability to compete in its relevant market. Using this data, the model generates estimated market values which the Company considers reflective of the fair value of each privately placed bond.

Equity securities: Fair values of publicly traded equity securities are based upon quoted market price and are classified as Level 1 assets. Other equity securities, typically private equities or equity securities not traded on an exchange, are valued by other sources such as analytics or brokers and are classified as Level 2 or Level 3 assets.

Derivatives: Derivatives are carried at fair value, which is determined using the Company's derivative accounting system in conjunction with observable key financial data from third party sources, such as yield curves, exchange rates, S&P 500 Index prices, London Interbank Offered Rates ("LIBOR") and Overnight Index Swap ("OIS") rates. The Company uses OIS for valuations of collateralized interest rate derivatives, which are obtained from third-party sources. For those derivatives that are unable to be valued by the accounting system, the Company typically utilizes values established by third-party brokers. Counterparty credit risk is considered and incorporated in the Company's valuation process through counterparty credit rating requirements and monitoring of overall exposure. It is the Company's policy to transact only with investment grade counterparties with a credit rating of A- or better. The Company's nonperformance risk is also considered and incorporated in the Company's valuation process. Valuations for the Company's futures and interest rate forward contracts are based on unadjusted quoted prices from an active exchange and, therefore, are classified as Level 1. The Company also has certain credit default swaps and options that are priced by third party vendors or by using models that primarily use market observable inputs, but contain inputs that are not observable to market participants, which have been classified as Level 3.The remaining derivative instruments are valued based on market observable inputs and are classified as Level 2.

Cash and cash equivalents, Short-term investments and Short-term investments under securities loan agreement: The carrying amounts for cash reflect the assets' fair values. The fair values for cash equivalents and most short-term investments are determined based on quoted market prices. These assets are classified as Level 1. Other short-term investments are valued and classified in the fair value hierarchy consistent with the policies described herein, depending on investment type.

Assets held in separate accounts: Assets held in separate accounts are reported at the quoted fair values of the underlying investments in the separate accounts. The underlying investments include mutual funds, short-term investments and cash, the valuations of which are based upon a quoted market price and are included in Level 1. Fixed maturity valuations are obtained from third-party commercial pricing services and brokers and are classified in the fair value hierarchy consistent with the policy described above for fixed maturities.

Guaranteed benefit derivatives: The index-crediting feature in the Company's FIA contract is an embedded derivative that is required to be accounted for separately from the host contract. The fair value of the obligation is calculated based on actuarial and capital market assumptions related to the projected cash flows, including benefits and related contract charges, over the anticipated life of the related contracts. The cash flow estimates are produced by market implied assumptions. These derivatives are classified as Level 3 liabilities in the fair value hierarchy.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

The Company records reserves for Stabilizer and MCG contracts containing guaranteed credited rates. The guarantee is treated as an embedded derivative or a stand-alone derivative (depending on the underlying product) and is required to be reported at fair value. The estimated fair value is determined based on the present value of projected future claims, minus the present value of future guaranteed premiums. At inception of the contract, the Company projects a guaranteed premium to be equal to the present value of the projected future claims. The income associated with the contracts is projected using relevant actuarial and capital market assumptions, including benefits and related contract charges, over the anticipated life of the related contracts. The cash flow estimates are produced by using stochastic techniques under a variety of risk neutral scenarios and other market implied assumptions. These derivatives are classified as Level 3 liabilities.

The discount rate used to determine the fair value of the embedded derivatives and stand-alone derivative includes an adjustment for nonperformance risk. The nonperformance risk adjustment incorporates a blend of observable, similarly rated peer holding company credit spreads, adjusted to reflect the credit quality of the Company, as well as an adjustment to reflect the non-default spreads and the priority and recovery rates of policyholder claims.

The Company's valuation actuaries are responsible for the policies and procedures for valuing the embedded derivatives, reflecting the capital markets and actuarial valuation inputs and nonperformance risk in the estimate of the fair value of the embedded derivatives. The actuarial and capital market assumptions for each liability are approved by each product's Chief Risk Officer ("CRO"), including an independent annual review by the CRO. Models used to value the embedded derivatives must comply with the Company's governance policies.

Quarterly, an attribution analysis is performed to quantify changes in fair value measurements and a sensitivity analysis is used to analyze the changes. The changes in fair value measurements are also compared to corresponding movements in the hedge target to assess the validity of the attributions. The results of the attribution analysis are reviewed by the valuation actuaries, responsible CFOs, Controllers, CROs and/or others as nominated by management.

Embedded derivatives on reinsurance: The carrying value of embedded derivatives is estimated based upon the change in the fair value of the assets supporting the funds withheld payable under reinsurance agreements. The fair value of the embedded derivatives is based on market observable inputs and is classified as Level 2.

Transfers in and out of Level 1 and 2

There were no securities transferred between Level 1 and Level 2 for the years ended December 31, 2018 and 2017. The Company's policy is to recognize transfers in and transfers out as of the beginning of the reporting period.

Level 3 Financial Instruments

The fair values of certain assets and liabilities are determined using prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement (i.e., Level 3 as defined by ASC Topic 820), including but not limited to liquidity spreads for investments within markets deemed not currently active. These valuations, whether derived internally or obtained from a third party, use critical assumptions that are not widely available to estimate market participant expectations in valuing the asset or liability. In addition, the Company has determined, for certain financial instruments, an active market is such a significant input to determine fair value that the presence of an inactive market may lead to classification in Level 3. In light of the methodologies employed to obtain the fair values of financial assets and liabilities classified as Level 3, additional information is presented below.

Table of Contents
Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements(Dollar amounts in millions, unless otherwise stated)

The following table summarizes the change in fair value of the Company's Level 3 assets and liabilities and transfers in and out of Level 3 for the period indicated:

	Year Ended December 31, 2018										
	Fair Value as of January 1	Total Realized/Unrealized Gains (Losses) Included in: Net Income	OCI	Purchases	Issuances	Sales	Settlements	Transfers into Level 3[3]	Transfers out of Level 3[3]	Fair Value as of December 31	Change in Unrealized Gains (Losses) Included in Earnings[4]
Fixed maturities, including securities pledged:											
U.S. Corporate public securities	$ 26	$ —	$ —	$ 22	$ —	$ (5)	$ —	$ —	$ (15)	$ 28	$ —
U.S. Corporate private securities	642	—	(31)	184	—	(4)	(32)	20	(8)	771	—
Foreign corporate public securities and foreign governments[1]	—	—	—	—	—	—	—	—	—	—	—
Foreign corporate private securities[1]	92	(9)	14	93	—	(56)	(10)	—	—	124	(9)
Residential mortgage-backed securities	21	(5)	—	41	—	(40)	—	—	(7)	10	(5)
Commercial mortgage-backed securities	7	—	—	13	—	—	(1)	—	(7)	12	—
Other asset-backed securities	43	—	(2)	56	—	—	(4)	22	(21)	94	—
Total fixed maturities, including securities pledged	831	(14)	(19)	409	—	(105)	(47)	42	(58)	1,039	(14)
Equity securities	50	(4)	—	4	—	—	—	—	—	50	(4)
Derivatives:											
Guaranteed benefit derivatives:											
Stabilizer and MCGs[2]	(97)	96	—	—	(3)	—	—	—	—	(4)	—
FIA[2]	(20)	(2)	—	—	2	—	9	—	—	(11)	—
Assets held in separate accounts[5]	11	—	—	67	—	(6)	—	—	(11)	61	—

[1] Primarily U.S. dollar denominated.

[2] All gains and losses on Level 3 liabilities are classified as realized gains (losses) for the purpose of this disclosure because it is impracticable to track realized and unrealized gains (losses) separately on a contract-by-contract basis. These amounts are included in Other net realized capital gains (losses) in the Consolidated Statements of Operations.

[3] The Company's policy is to recognize transfers in and transfers out as of the beginning of the reporting period.

[4] For financial instruments still held as of December 31, amounts are included in Net investment income and Total net realized capital gains (losses) in the Consolidated Statements of Operations.

[5] The investment income and realized gains (losses) and change in unrealized gains (losses) included in net income (loss) for separate account assets are offset by an equal amount for separate account liabilities, which results in a net zero impact on Net income (loss) for the Company.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

The following table summarizes the change in fair value of the Company's Level 3 assets and liabilities and transfers in and out of Level 3 for the period indicated:

Year Ended December 31, 2017

	Fair Value as of January 1	Total Realized/Unrealized Gains (Losses) Included in: Net Income	OCI	Purchases	Issuances	Sales	Settlements	Transfers into Level 3[3]	Transfers out of Level 3[3]	Fair Value as of December 31	Change in Unrealized Gains (Losses) Included in Earnings[4]
Fixed maturities, including securities pledged:											
U.S. Corporate public securities	$ 7	$ —	$ —	$ 11	$ —	$ —	$ (1)	$ 9	$ —	$ 26	$ —
U.S. Corporate private securities	525	—	10	61	—	(1)	(12)	69	(10)	642	—
Foreign corporate public securities and foreign governments[1]	—	—	—	—	—	—	—	—	—	—	—
Foreign corporate private securities[1]	154	(9)	(37)	31	—	—	(14)	—	(33)	92	(9)
Residential mortgage-backed securities	21	(7)	—	5	—	—	—	2	—	21	(7)
Commercial mortgage-backed securities	10	—	—	7	—	—	—	—	(10)	7	—
Other asset-backed securities	27	—	1	32	—	—	(2)	—	(15)	43	—
Total fixed maturities, including securities pledged	744	(16)	(26)	147	—	(1)	(29)	80	(68)	831	(16)
Equity securities, available-for-sale	48	—	—	2	—	—	—	—	—	50	—
Derivatives:											
Guaranteed benefit derivatives:											
Stabilizer and MCGs[2]	(151)	57	—	—	(3)	—	—	—	—	(97)	—
FIA[2]	(23)	(2)	—	—	—	—	5	—	—	(20)	—
Assets held in separate accounts[5]	6	—	—	18	—	(3)	—	2	(12)	11	—

[1] Primarily U.S. dollar denominated.
[2] All gains and losses on Level 3 liabilities are classified as realized gains (losses) for the purpose of this disclosure because it is impracticable to track realized and unrealized gains (losses) separately on a contract-by-contract basis. These amounts are included in Other net realized capital gains (losses) in the Consolidated Statements of Operations.
[3] The Company's policy is to recognize transfers in and transfers out as of the beginning of the reporting period.
[4] For financial instruments still held as of December 31, amounts are included in Net investment income and Total net realized capital gains (losses) in the Consolidated Statements of Operations.
[5] The investment income and realized gains (losses) and change in unrealized gains (losses) included in net income (loss) for separate account assets are offset by an equal amount for separate account liabilities, which results in a net zero impact on Net income (loss) for the Company.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

For the years ended December 31, 2018 and 2017, the transfers in and out of Level 3 for fixed maturities and separate accounts were due to the variation in inputs relied upon for valuation each quarter. Securities that are primarily valued using independent broker quotes when prices are not available from one of the commercial pricing services are reflected as transfers into Level 3. When securities are valued using more widely available information, the securities are transferred out of Level 3 and into Level 1 or 2, as appropriate.

Significant Unobservable Inputs

The Company's Level 3 fair value measurements of its fixed maturities, equity securities and equity and credit derivative contracts are primarily based on broker quotes for which the quantitative detail of the unobservable inputs is neither provided nor reasonably corroborated, thus negating the ability to perform a sensitivity analysis. The Company performs a review of broker quotes by performing a monthly price variance comparison and back tests broker quotes to recent trade prices.

Quantitative information about the significant unobservable inputs used in the Company's Level 3 fair value measurements of its guaranteed benefit derivatives is presented in the following sections and table.

Significant unobservable inputs used in the fair value measurements of FIAs include nonperformance risk and policyholder behavior assumptions, such as lapses and partial withdrawals. Such inputs are monitored quarterly.

The significant unobservable inputs used in the fair value measurement of the Stabilizer embedded derivatives and MCG derivative are interest rate implied volatility, nonperformance risk, lapses and policyholder deposits. Such inputs are monitored quarterly.

Following is a description of selected inputs:

> *Interest Rate Volatility*: A term-structure model is used to approximate implied volatility for the swap rates for the Stabilizer and MCG fair value measurements. Where no implied volatility is readily available in the market, an alternative approach is applied based on historical volatility.

> *Nonperformance Risk:* For the estimate of the fair value of embedded derivatives associated with the Company's product guarantees, the Company uses a blend of observable, similarly rated peer holding company credit spreads, adjusted to reflect the credit quality of the Company, as well as an adjustment to reflect the non-default spreads and the priority and recovery rates of policyholder claims.

> *Actuarial Assumptions:* Management regularly reviews actuarial assumptions, which are based on the Company's experience and periodically reviewed against industry standards. Industry standards and Company experience may be limited on certain products.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

The following table presents the unobservable inputs for Level 3 fair value measurements as of December 31, 2018:

Unobservable Input	Range[1]	
	FIA	Stabilizer / MCG
Interest rate implied volatility	—	0.1% to 6.5%
Nonperformance risk	0.38% to 1.2%	0.38% to 1.2%
Actuarial Assumptions:		
Partial Withdrawals	0% to 7%	—
Lapses	0% to 42% [2]	0% to 50% [3]
Policyholder Deposits[4]	—	0% to 50% [3]

[1] Represents the range of reasonable assumptions that management has used in its fair value calculations.
[2] Lapse rates tend to be lower during the contractual surrender charge period and higher after the surrender charge period ends; the highest lapse rates occur in the year immediately after the end of the surrender charge period.
[3] Stabilizer contracts with recordkeeping agreements have different range of lapse and policyholder deposit assumptions from Stabilizer (Investment only) and MCG contracts as shown below:

	Percentage of Plans	Overall Range of Lapse Rates	Range of Lapse Rates for 85% of Plans	Overall Range of Policyholder Deposits	Range of Policyholder Deposits for 85% of Plans
Stabilizer (Investment Only) and MCG Contracts	92%	0-25%	0-15%	0-30%	0-15%
Stabilizer with Recordkeeping Agreements	8%	0-50%	0-30%	0-50%	0-25%
Aggregate of all plans	100%	0-50%	0-30%	0-50%	0-25%

[4] Measured as a percentage of assets under management or assets under administration.

The following table presents the unobservable inputs for Level 3 fair value measurements as of December 31, 2017:

Unobservable Input	Range[1]	
	FIA	Stabilizer / MCG
Interest rate implied volatility	—	0.1% to 6.3%
Nonperformance risk	0.02% to 1.1%	0.02% to 1.1%
Actuarial Assumptions:		
Partial Withdrawals	0.5% to 7%	—
Lapses	0% to 42% [2]	0% to 50% [3]
Policyholder Deposits[4]	—	0% to 50% [3]

[1] Represents the range of reasonable assumptions that management has used in its fair value calculations.
[2] Lapse rates tend to be lower during the contractual surrender charge period and higher after the surrender charge period ends; the highest lapse rates occur in the year immediately after the end of the surrender charge period.
[3] Stabilizer contracts with recordkeeping agreements have different range of lapse and policyholder deposit assumptions from Stabilizer (Investment only) and MCG contracts as shown below:

	Percentage of Plans	Overall Range of Lapse Rates	Range of Lapse Rates for 85% of Plans	Overall Range of Policyholder Deposits	Range of Policyholder Deposits for 85% of Plans
Stabilizer (Investment Only) and MCG Contracts	92%	0-25%	0-15%	0-30%	0-15%
Stabilizer with Recordkeeping Agreements	8%	0-50%	0-30%	0-50%	0-25%
Aggregate of all plans	100%	0-50%	0-30%	0-50%	0-25%

[4] Measured as a percentage of assets under management or assets under administration.

Generally, the following will cause an increase (decrease) in the FIA embedded derivative fair value liability:

- A decrease (increase) in nonperformance risk
- A decrease (increase) in lapses

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Generally, the following will cause an increase (decrease) in the derivative and embedded derivative fair value liabilities related to Stabilizer and MCG contracts:

- An increase (decrease) in interest rate implied volatility
- A decrease (increase) in nonperformance risk
- A decrease (increase) in lapses
- A decrease (increase) in policyholder deposits

The Company notes the following interrelationships:

- Generally, an increase (decrease) in interest rate volatility will increase (decrease) lapses of Stabilizer and MCG contracts due to dynamic participant behavior.

Other Financial Instruments

The following disclosures are made in accordance with the requirements of ASC Topic 825 which requires disclosure of fair value information about financial instruments, whether or not recognized at fair value on the Consolidated Balance Sheets.

ASC Topic 825 excludes certain financial instruments, including insurance contracts and all nonfinancial instruments from its disclosure requirements. Accordingly, the aggregate fair value amounts presented do not represent the underlying value of the Company.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

The carrying values and estimated fair values of the Company's financial instruments as of the dates indicated:

	December 31, 2018		December 31, 2017	
	Carrying Value	Fair Value	Carrying Value	Fair Value
Assets:				
Fixed maturities, including securities pledged	$ 25,034	$ 25,034	$ 25,042	$ 25,042
Equity securities	57	57	60	60
Mortgage loans on real estate	4,918	4,983	4,910	4,924
Policy loans	210	210	214	214
Cash and cash equivalents, short-term investments and short-term investments under securities loan agreements	1,207	1,207	1,078	1,078
Derivatives	128	128	136	136
Notes receivable from affiliates	—	—	175	222
Short-term loan to affiliate	—	—	80	80
Other investments	40	40	—	—
Assets held in separate accounts	67,323	67,323	73,036	73,036
Liabilities:				
Investment contract liabilities:				
Funding agreements without fixed maturities and deferred annuities[1]	26,068	29,108	25,314	29,431
Funding agreements with fixed maturities	658	652	—	—
Supplementary contracts, immediate annuities and other	333	354	365	418
Deposit liabilities	77	122	135	198
Derivatives:				
Guaranteed benefit derivatives:				
FIA	11	11	20	20
Stabilizer and MCGs	4	4	97	97
Other derivatives	99	99	85	85
Short-term debt[2]	1	1	—	—
Long-term debt[2]	4	4	5	5
Embedded derivatives on reinsurance	(80)	(80)	(21)	(21)

[1] Certain amounts included in Funding agreements without fixed maturities and deferred annuities are also reflected within the Guaranteed benefit derivatives section of the table above.
[2] Included in Other Liabilities on the Consolidated Balance Sheets.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

The following table presents the classification of financial instruments which are not carried at fair value on the Consolidated Balance Sheets:

Financial Instrument	**Classification**
Mortgage loans on real estate	Level 3
Policy loans	Level 2
Notes receivable from affiliates	Level 2
Short-term loan to affiliate	Level 2
Other investments	Level 2
Funding agreements without fixed maturities and deferred annuities	Level 3
Funding agreements with fixed maturities	Level 2
Supplementary contracts, immediate annuities and other	Level 3
Deposit liabilities	Level 3
Short-term debt and Long-term debt	Level 2

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

---

5. Deferred Policy Acquisition Costs and Value of Business Acquired

The following table presents a rollforward of DAC and VOBA for the periods indicated:

	DAC	VOBA	Total
Balance at January 1, 2016	$ 520	$ 709	$ 1,229
Deferrals of commissions and expenses	74	5	79
Amortization:			
Amortization, excluding unlocking	(72)	(87)	(159)
Unlocking [1]	(24)	(73)	(97)
Interest accrued	38	51 [2]	89
Net amortization included in the Consolidated Statements of Operations	(58)	(109)	(167)
Change in unrealized capital gains/losses on available-for-sale securities	(59)	(68)	(127)
Balance as of December 31, 2016	477	537	1,014
Deferrals of commissions and expenses	75	5	80
Amortization:			
Amortization, excluding unlocking	(76)	(83)	(159)
Unlocking [1]	(61)	(93)	(154)
Interest accrued	37	43 [2]	80
Net amortization included in the Consolidated Statements of Operations	(100)	(133)	(233)
Change in unrealized capital gains/losses on available-for-sale securities	(67)	(42)	(109)
Balance as of December 31, 2017	385	367	752
Deferrals of commissions and expenses	55	6	61
Amortization:			
Amortization, excluding unlocking	(75)	(72)	(147)
Unlocking [1]	(26)	13	(13)
Interest accrued	35	39 [2]	74
Net amortization included in the Consolidated Statements of Operations	(66)	(20)	(86)
Change in unrealized capital gains/losses on available-for-sale securities	162	198	360
Balance as of December 31, 2018	$ 536	$ 551	$ 1,087

[1] DAC/VOBA unlocking includes the impact of annual review of assumptions which typically occurs in the third quarter; and retrospective and prospective unlocking. Additionally, the 2018 amounts include unfavorable unlocking of DAC and VOBA of $25 and $26, respectively, associated with an update to assumptions related to customer consents of changes to guaranteed minimum interest rate provisions. The 2017 amounts include unfavorable unlocking for DAC and VOBA of $80 and $140, respectively, associated with consent acceptances received from customers and expected future acceptances of customer consents to changes related to guaranteed minimum interest rate provisions of certain retirement plan contracts with fixed investment options.

[2] Interest accrued at the following rates for VOBA: 5.5% to 7.0% during 2018, 2017 and 2016.

The estimated amount of VOBA amortization expense, net of interest, during the next five years is presented in the following table. Actual amortization incurred during these years may vary as assumptions are modified to incorporate actual results and/or changes in best estimates of future results.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Year	Amount
2019	$ 18
2020	15
2021	14
2022	14
2023	14

6. Guaranteed Benefit Features

The Company calculates an additional liability for certain GMDBs and other minimum guarantees in order to recognize the expected value of these benefits in excess of the projected account balance over the accumulation period based on total expected assessments.

The Company regularly evaluates estimates used to adjust the additional liability balance, with a related charge or credit to benefit expense, if actual experience or other evidence suggests that earlier assumptions should be revised.

As of December 31, 2018, the account value for the separate account contracts with guaranteed minimum benefits was $37.9 billion. The additional liability recognized related to minimum guarantees was $11. As of December 31, 2017, the account value for the separate account contracts with guaranteed minimum benefits was $38.1 billion. The additional liability recognized related to minimum guarantees was $103.

The aggregate fair value of fixed income securities and equity securities, including mutual funds, supporting separate accounts with additional insurance benefits and minimum investment return guarantees as of December 31, 2018 and 2017 was $8.6 billion for both periods.

7. Reinsurance

As of December 31, 2018, the Company has reinsurance treaties with 6 unaffiliated reinsurers covering a significant portion of the mortality risks and guaranteed death benefits under its variable contracts. As of December 31, 2018, the Company had an agreement with one of its affiliates, Security Life of Denver International ("SLDI"), which is accounted for under the deposit method of accounting. Refer to the *Related Party Transactions* Note for further detail.

On October 1, 1998, the Company disposed of its individual life insurance business under an indemnity reinsurance arrangement with a subsidiary of Lincoln for $1.0 billion in cash. Under the agreement, the Lincoln subsidiary contractually assumed from the Company certain policyholder liabilities and obligations, although the Company remains obligated to contract owners. The Lincoln subsidiary established a trust to secure its obligations to the Company under the reinsurance agreement. As of December 31, 2018 and 2017, the Company had $1.4 billion and $1.5 billion, respectively, related to Reinsurance recoverable from the subsidiary of Lincoln.

Premiums receivable and reinsurance recoverable was comprised of the following as of the dates indicated:

	December 31,	
	2018	**2017**
Reserves ceded and claims recoverable	$ 1,409	$ 1,512
Premiums receivable, net	—	(16)
Total	$ 1,409	$ 1,496

For the years ended December 31, 2018, 2017 and 2016, premiums, net of reinsurance were $41, $48 and $870, respectively.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

---

8.   Capital Contributions, Dividends and Statutory Information

Connecticut insurance law imposes restrictions on a Connecticut insurance company's ability to pay dividends to its parent. These restrictions are based in part on the prior year's statutory income and surplus. In general, dividends up to specified levels are considered ordinary and may be paid without prior approval. Dividends in larger amounts, or extraordinary dividends, are subject to approval by the Connecticut Insurance Commissioner.

Under Connecticut insurance law, an extraordinary dividend or distribution is defined as a dividend or distribution that, together with other dividends or distributions made within the preceding twelve months, exceeds the greater of (1) ten percent (10%) of VRIAC's earned statutory surplus at the prior year end or (2) VRIAC's prior year statutory net gain from operations. Connecticut law also prohibits a Connecticut insurer from declaring or paying a dividend except out of its earned surplus unless prior insurance regulatory approval is obtained.

During the year ended December 31, 2018, VRIAC declared an ordinary dividend in the amount of $126, which was paid to its Parent on May 25, 2018. During the year ended December 31, 2017, VRIAC declared ordinary dividends to its Parent in the aggregate amount of $265, $261 of which was paid on May 24, 2017 and $4 of which was paid on December 28, 2017.

On March 28, 2018, VFP paid a $20 dividend to VRIAC, its parent; on June 28, 2018, VFP paid a $20 dividend to VRIAC; on September 26, 2018, VFP paid a $20 dividend to VRIAC; and on December 21, 2018, VFP paid a $30 dividend to VRIAC. During the year ended December 31, 2017, VFP paid dividends in the amount of $85 to VRIAC.

On May 25, 2018, DSL, which was a subsidiary of VRIAC at the time, paid a $49 dividend to its then parent, VRIAC. During the year ended December 31, 2017, DSL did not pay any dividends to VRIAC.

During the years ended December 31, 2018 and 2017, VRIAC did not receive any capital contributions from its Parent.

The Company is subject to minimum risk-based capital ("RBC") requirements established by the Department. The formulas for determining the amount of RBC specify various weighting factors that are applied to financial balances or various levels of activity based on the perceived degree of risk. Regulatory compliance is determined by a ratio of total adjusted capital ("TAC"), as defined by the National Association of Insurance Commissioners ("NAIC"), to RBC requirements, as defined by the NAIC. The Company exceeded the minimum RBC requirements that would require any regulatory or corrective action for all periods presented herein.

The Company is required to prepare statutory financial statements in accordance with statutory accounting practices prescribed or permitted by the Department. Statutory accounting practices primarily differ from U.S. GAAP by charging policy acquisition costs to expense as incurred, establishing future policy benefit liabilities using different actuarial assumptions as well as valuing investments and certain assets and accounting for deferred taxes on a different basis. Certain assets that are not admitted under statutory accounting principles are charged directly to surplus. Depending on the regulations of the Department, the entire amount or a portion of an insurance company's asset balance can be non-admitted depending on specific rules regarding admissibility. The most significant non-admitted assets of the Company are typically a portion of deferred tax assets in excess of prescribed thresholds.

Statutory net income (loss) was $377, $195 and $266, for the years ended December 31, 2018, 2017 and 2016, respectively. Statutory capital and surplus was $2.0 billion and $1.8 billion as of December 31, 2018 and 2017, respectively.

Table of Contents
Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

9.   **Accumulated Other Comprehensive Income (Loss)**

Shareholder's equity included the following components of AOCI as of the dates indicated.

	December 31,		
	2018	**2017**	**2016**
Fixed maturities, net of OTTI	$ 127	$ 1,451	$ 862
Equity securities	—	15	15
Derivatives	140	124	201
DAC/VOBA and Sales inducements adjustments on available-for-sale securities	(73)	(433)	(324)
Premium deficiency reserve adjustment	(51)	(115)	(90)
Other	—	5	—
Unrealized capital gains (losses), before tax	143	1,047	664
Deferred income tax asset (liability)	(39)	(234)	(111)
Unrealized capital gains (losses), after tax	104	813	553
Pension and other postretirement benefits liability, net of tax	4	5	6
AOCI	$ 108	$ 818	$ 559

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Changes in AOCI, including the reclassification adjustments recognized in the Consolidated Statements of Operations were as follows for the periods indicated:

	Year Ended December 31, 2018					
	Before-Tax Amount		Income Tax		After-Tax Amount	
Available-for-sale securities:						
Fixed maturities	$	(1,401)	$	299 [5]	$	(1,102)
Equity securities		— [1]		—		—
Other		(5)		1		(4)
OTTI		8		(2)		6
Adjustments for amounts recognized in Net realized capital gains (losses) in the Consolidated Statements of Operations		69		(14)		55
DAC/VOBA and Sales inducements		360 [2]		(76)		284
Premium deficiency reserve adjustment		64		(13)		51
Change in unrealized gains/losses on available-for-sale securities		(905)		195		(710)
Derivatives:						
Derivatives		40 [3]		(8)		32
Adjustments related to effective cash flow hedges for amounts recognized in Net investment income in the Consolidated Statements of Operations		(24)		5		(19)
Change in unrealized gains/losses on derivatives		16		(3)		13
Pension and other postretirement benefits liability:						
Amortization of prior service cost recognized in Operating expenses in the Consolidated Statements of Operations		(1) [4]		—		(1)
Change in pension and other postretirement benefits liability		(1)		—		(1)
Change in Other comprehensive income (loss)	$	(890)	$	192	$	(698)

[1] Balance reclassified to Retained earnings due to adoption of ASU 2016-01.
[2] See the *Deferred Policy Acquisition Costs and Value of Business Acquired* Note to these Consolidated Financial Statements for additional information.
[3] See the *Derivative Financial Instruments* Note to these Consolidated Financial Statements for additional information.
[4] See the *Benefit Plans* Note to these Consolidated Financial Statements for amounts reported in Net Periodic (Benefit) Costs.
[5] Amount includes $9 valuation allowance. See the *Income Taxes* Note these Consolidated Financial Statements for additional information.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

	Year Ended December 31, 2017					
	Before-Tax Amount		Income Tax		After-Tax Amount	
Available-for-sale securities:						
Fixed maturities	$	564	$	(190)	$	374
Equity securities		—		—		—
Other		5		(2)		3
OTTI		(4)		1		(3)
Adjustments for amounts recognized in Net realized capital gains (losses) in the Consolidated Statements of Operations		29		(10)		19
DAC/VOBA and Sales inducements		(109) [1]		42		(67)
Premium deficiency reserve adjustment		(25)		9		(16)
Change in unrealized gains/losses on available-for-sale securities		460		(150)		310
Derivatives:						
Derivatives		(53) [2]		19		(34)
Adjustments related to effective cash flow hedges for amounts recognized in Net investment income in the Consolidated Statements of Operations		(24)		8		(16)
Change in unrealized gains/losses on derivatives		(77)		27		(50)
Pension and other postretirement benefits liability:						
Amortization of prior service cost recognized in Operating expenses in the Consolidated Statements of Operations		(2) [3]		1		(1)
Change in pension and other postretirement benefits liability		(2)		1		(1)
Change in Other comprehensive income (loss)	$	381	$	(122)	$	259

[1] See the *Deferred Policy Acquisition Costs and Value of Business Acquired* Note to these Consolidated Financial Statements for additional information.
[2] See the *Derivative Financial Instruments* Note to these Consolidated Financial Statements for additional information.
[3] See the *Benefit Plans* Note to these Consolidated Financial Statements for amounts reported in Net Periodic (Benefit) Costs.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

	Year Ended December 31, 2016					
	Before-Tax Amount		Income Tax		After-Tax Amount	
Available-for-sale securities:						
Fixed maturities	$	346	$	(121)	$	225
Equity securities		1		—		1
Other		—		—		—
OTTI		9		(3)		6
Adjustments for amounts recognized in Net realized capital gains (losses) in the Consolidated Statements of Operations		70		(25)		45
DAC/VOBA and Sales inducements		(128) [1]		45		(83)
Premium deficiency reserve adjustment		(23)		8		(15)
Change in unrealized gains/losses on available-for-sale securities		275		(96)		179
Derivatives:						
Derivatives		11 [2]		(4)		7
Adjustments related to effective cash flow hedges for amounts recognized in Net investment income in the Consolidated Statements of Operations		(19)		7		(12)
Change in unrealized gains/losses on derivatives		(8)		3		(5)
Pension and other postretirement benefits liability:						
Amortization of prior service cost recognized in Operating expenses in the Consolidated Statements of Operations		(1) [3]		—		(1)
Change in pension and other postretirement benefits liability		(1)		—		(1)
Change in Other comprehensive income (loss)	$	266	$	(93)	$	173

[1] See the *Deferred Policy Acquisition Costs and Value of Business Acquired* Note to these Consolidated Financial Statements for additional information.
[2] See the *Derivative Financial Instruments* Note to these Consolidated Financial Statements for additional information.
[3] See the *Benefit Plans* Note to these Consolidated Financial Statements for amounts reported in Net Periodic (Benefit) Costs.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

---

10. Income Taxes

Income tax expense (benefit) consisted of the following for the periods indicated:

		Year Ended December 31,				
		2018		**2017**		**2016**
Current tax expense (benefit):						
Federal	$	25	$	37	$	24
Total current tax expense (benefit)		25		37		24
Deferred tax expense (benefit):						
Federal		49		(158)		(3)
Total deferred tax expense (benefit)		49		(158)		(3)
Total income tax expense (benefit)	$	74	$	(121)	$	21

Income taxes were different from the amount computed by applying the federal income tax rate to Income (loss) before income taxes for the following reasons for the periods indicated:

		Year Ended December 31,				
		2018		**2017**		**2016**
Income (loss) before income taxes	$	569	$	89	$	134
Tax rate		21.0%		35.0 %		35.0%
Income tax expense (benefit) at federal statutory rate		119		31		47
Tax effect of:						
Dividends received deduction		(49)		(36)		(27)
Valuation allowance		9		(5)		(2)
Tax Credit		—		5		2
Effect of Tax Reform		—		(116)		—
Other		(5)		—		1
Income tax expense (benefit)	$	74	$	(121)	$	21
Effective tax rate		13.0%		(136.0)%		15.7%

On December 22, 2017, the U.S. government enacted comprehensive tax legislation commonly referred to as the Tax Cuts and Jobs Act ("Tax Reform"). Tax Reform made broad changes to U.S. federal tax law, including, but not limited to (1) reducing the U.S. federal corporate tax rate from 35% to 21%; (2) changing the computations of the dividends received deduction, tax reserves, and deferred acquisition costs; (3) eliminating the net operating loss ("NOL") carryback and limiting the NOL carryforward deduction to 80% of taxable income for losses arising in taxable years beginning after December 31, 2017; and (4) changing how alternative minimum tax (AMT) credits can be realized. Tax Reform eliminated the corporate AMT and allows the AMT credit carryforward to be refunded over the next 4 years. Any refundable corporate AMT credit is not subject to the sequestration requirements of the Balanced Budget and Emergency Deficit Control Act of 1985, as amended.

The SEC staff issued Staff Accounting Bulletin No. 118 ("SAB 118") to address situations where a registrant does not have the necessary information available, prepared, or analyzed (including computations) in reasonable detail to complete the accounting under ASC Topic 740 for certain income tax effects of Tax Reform for the reporting period of enactment. SAB 118 allowed the Company to provide a provisional estimate of the impacts of Tax Reform during a measurement period similar to the measurement period used when accounting for business combinations. Adjustments to the provisional estimate and additional impacts from Tax Reform were recorded during the measurement period as provided for in SAB 118.

In reliance on SAB 118, the Company provisionally remeasured its deferred tax assets and liabilities based on the 21% tax rate at which they are expected to reverse in the future. In 2018, the Company finalized the impacts of Tax Reform.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Temporary Differences

The tax effects of temporary differences that give rise to deferred tax assets and deferred tax liabilities as of the dates indicated, are presented below.

	December 31,		
	2018		**2017**
Deferred tax assets			
Insurance reserves	$	74 $	125
Investments		79	75
Compensation and benefits		51	55
Other assets		—	3
Total gross assets		204	258
Deferred tax liabilities			
Net unrealized investment (gains) losses		(45)	(311)
Deferred policy acquisition costs		(205)	(134)
Other liabilities		(18)	—
Total gross liabilities		(268)	(445)
Net deferred income tax asset (liability)	$	(64) $	(187)

Valuation allowances are provided when it is considered more likely than not that some portion or all of the deferred tax assets will not be realized. As of December 31, 2018 and 2017, the Company had no valuation allowance. However, the application of intra-period tax allocation rules to benefits associated with capital deferred tax assets resulted in a valuation allowance as of December 31, 2018 and 2017 of $128 and $119, respectively, in continuing operations, offset by a corresponding benefit in Other comprehensive income.

For the year ended December 31, 2018, the application of the intra-period tax allocation rules to capital deferred assets resulted in an increase of $9 in the valuation allowance within continuing operations, offset by a benefit of $9 within Other comprehensive income. For the years ended 2017 and 2016, the decreases in the valuation allowance were $5 and $2, respectively, all of which were allocated to continuing operations.

Tax Sharing Agreement

The Company had a (payable)/receivable to/from Voya Financial of $35 and $(23) as of December 31, 2018 and 2017, respectively, for federal income taxes under the intercompany tax sharing agreement.

The results of the Company's operations are included in the consolidated tax return of Voya Financial. Generally, the Company's consolidated financial statements recognize the current and deferred income tax consequences that result from the Company's activities during the current and preceding periods pursuant to the provisions of Income Taxes (ASC Topic 740) as if the Company were a separate taxpayer rather than a member of Voya Financial's consolidated income tax return group with the exception of any net operating loss carryforwards and capital loss carryforwards, which are recorded pursuant to the tax sharing agreement. If the Company instead were to follow a separate taxpayer approach without any exceptions, there would be no impact to income tax expense (benefit) for the periods indicated above. However, any current tax benefit related to the Company's tax attributes realized by virtue of its inclusion in the consolidated tax return of Voya Financial would have been recorded directly to equity rather than income. Under the tax sharing agreement, Voya Financial will pay the Company for the tax benefits of ordinary and capital losses only in the event that the consolidated tax group actually uses the tax benefit of losses generated.

Unrecognized Tax Benefits

The Company had no unrecognized tax benefits as of December 31, 2018 and December 31, 2017.

Table of Contents
Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Interest and Penalties

The Company recognizes accrued interest and penalties related to unrecognized tax benefits in current income taxes and Income tax expense on the Consolidated Balance Sheets and the Consolidated Statements of Operations, respectively. The Company had no accrued interest as of December 31, 2018 and December 31, 2017.

Tax Regulatory Matters

For the tax years 2016 through 2019, Voya Financial participates in the IRS Compliance Assurance Process (CAP), which is a continuous audit program provided by the IRS. The IRS finalized the audit of Voya Financial for the period ended December 31, 2016. Voya Financial is under examination for the periods ended December 31, 2017 and December 31, 2018. For the period ended December 31, 2017, Voya Financial expects the examination to be finalized within the next twelve months.

11.   Benefit Plans

Defined Benefit Plan

Voya Services Company sponsors the Voya Retirement Plan (the "Retirement Plan"). Substantially all employees of Voya Services Company and its affiliates (excluding certain employees) are eligible to participate, including the Company's employees other than Company agents.

The Retirement Plan is a tax qualified defined benefit plan, the benefits of which are guaranteed (within certain specified legal limits) by the Pension Benefit Guaranty Corporation ("PBGC"). Beginning January 1, 2012, the Retirement Plan adopted a cash balance pension formula instead of a final average pay ("FAP") formula, allowing all eligible employees to participate in the Retirement Plan. Participants will earn an annual credit equal to 4% of eligible compensation. Interest is credited monthly based on a 30-year U.S. Treasury securities bond rate published by the Internal Revenue Service in the preceding August of each year. The accrued vested cash pension balance benefit is portable; participants can take it if they leave the Company.

The costs allocated to the Company for its employees' participation in the Retirement Plan were $7, $8 and $8 for the years ended December 31, 2018, 2017 and 2016, respectively, and are included in Operating expenses in the Consolidated Statements of Operations.

Defined Contribution Plan

Voya Services Company sponsors the Voya Savings Plan (the "Savings Plan"). Substantially all employees of Voya Services Company and its affiliates (excluding certain employees, including but not limited to Career Agents) are eligible to participate, including the Company's employees other than Company agents. Career Agents are certain, full-time insurance salespeople who have entered into a career agent agreement with the Company and certain other individuals who meet specified eligibility criteria ("Career Agents"). The Savings Plan is a tax qualified defined contribution plan. Savings Plan benefits are not guaranteed by the PBGC. The Savings Plan allows eligible participants to defer into the Savings Plan a specified percentage of eligible compensation on a pre-tax basis. Voya Services Company matches such pre-tax contributions, up to a maximum of 6% of eligible compensation. Matching contributions are subject to a 4-year graded vesting schedule. Contributions made to the Savings Plan are subject to certain limits imposed by applicable law. The costs allocated to the Company for the Savings Plan were $10, $11 and $10, for the years ended December 31, 2018, 2017 and 2016, respectively, and are included in Operating expenses in the Consolidated Statements of Operations.

Non-Qualified Retirement Plans

The Company, in conjunction with Voya Services Company, offers certain eligible employees (other than Career Agents) a Supplemental Executive Retirement Plan and an Excess Plan (collectively, the "SERPs"). Benefit accruals under Aetna Financial Services SERPs ceased, effective as of December 31, 2001 and participants began accruing benefits under Voya Services SERPs. Benefits under the SERPs are determined based on an eligible employee's years of service and average annual compensation for the highest five years during the last ten years of employment.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Effective January 1, 2012, the Supplemental Executive Retirement Plan was amended to coordinate with the amendment of the Retirement Plan from its current final average pay formula to a cash balance formula.

The Company, in conjunction with Voya Services Company, sponsors the Pension Plan for Certain Producers of Voya Retirement Insurance and Annuity Company (the "Agents Non-Qualified Plan"). This plan covers Career Agents. The Agents Non-Qualified Plan was frozen effective January 1, 2002. In connection with the termination, all benefit accruals ceased and all accrued benefits were frozen.

The SERPs and Agents Non-Qualified Plan are non-qualified defined benefit pension plans, which means all the SERPs benefits are payable from the general assets of the Company and Agents Non-Qualified Plan benefits are payable from the general assets of the Company and Voya Services Company. These non-qualified defined benefit pension plans are not guaranteed by the PBGC.

Obligations and Funded Status

The following table summarizes the benefit obligations for the SERPs and Agents Non-Qualified Plan as of December 31, 2018 and 2017:

	Year Ended December 31,	
	2018	2017
Change in benefit obligation:		
Benefit obligation, January 1	$ 88	$ 88
Interest cost	3	4
Benefits paid	(7)	(5)
Actuarial (gains) losses on obligation	(4)	1
Benefit obligation, December 31	$ 80	$ 88

Amounts recognized on the Consolidated Balance Sheets in Other liabilities and in AOCI were as follows as of December 31, 2018 and 2017:

	December 31,	
	2018	2017
Accrued benefit cost	$ (80)	$ (88)
Accumulated other comprehensive income (loss):		
Prior service cost (credit)	—	(1)
Net amount recognized	$ (80)	$ (89)

Assumptions

The discount rate used in the measurement of the December 31, 2018 and 2017 benefit obligation for the SERPs and Agents Non-Qualified Plan, were as follows:

	2018	2017
Discount rate	4.46%	3.85%

In determining the discount rate assumption, the Company utilizes current market information provided by its plan actuaries, including a discounted cash flow analysis of the Company's pension obligation and general movements in the current market environment. The discount rate modeling process involves selecting a portfolio of high quality, noncallable bonds that will match the cash flows of the SERPs and Agents Non-Qualified Plan.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

The weighted-average discount rate used in calculating the net pension cost was as follows:

	2018	2017	2016
Discount rate	3.85%	4.55%	4.81%

Since the benefit plans of the Company are unfunded, an assumption for return on plan assets is not required.

Net Periodic Benefit Costs

Net periodic benefit costs for the SERPs and Agents Non-Qualified Plan were as follows for the years ended December 31, 2018, 2017 and 2016:

	Year Ended December 31,		
	2018	2017	2016
Interest cost	$ 3	$ 4	$ 4
Amortization of prior service cost (credit)	(1)	(1)	(1)
Net (gain) loss recognition	(4)	1	1
Net periodic (benefit) cost	$ (2)	$ 4	$ 4

Cash Flows

The following table summarizes the expected benefit payments related to the SERPs and Agents Non-Qualified Plan for the years indicated:

2019	$ 6
2020	6
2021	6
2022	6
2023	6
2024-2028	27

In 2019, the Company is expected to contribute $6 to the SERPs and Agents Non-Qualified Plan.

Share Based Compensation Plans

Certain employees of the Company participate in the 2013 and 2014 Omnibus Employee Incentive Plans ("the Omnibus Plans") sponsored by Voya Financial. The Omnibus Plans each permit the granting of a wide range of equity-based awards, including restricted stock units ("RSUs"), performance share units ("PSUs"), and stock options.

The Company was allocated compensation expense from Voya Financial of $23, $24 and $22 for the years ended December 31, 2018, 2017 and 2016, respectively.

The Company recognized tax benefits of $5, $9 and $8 for the years ended 2018, 2017 and 2016, respectively. Prior to January 1, 2017, excess tax benefits were recognized in Additional paid-in capital and accounted for in a single pool available to all share-based compensation awards. Excess tax benefits in Additional paid-in capital were not recognized until the benefits resulted in a reduction in taxes payable. The Company used tax law ordering to determine when excess tax benefits would be realized.

On a prospective basis from January 1, 2017, all excess tax benefits and tax deficiencies related to share-based compensation are reported in net income, rather than Additional paid-in capital.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Other Benefit Plans

In addition, the Company, in conjunction with Voya Services Company, sponsors the following benefit plans:

- The Voya 401(k) Plan for VRIAC Agents, which allows participants to defer a specified percentage of eligible compensation on a pre-tax basis. Effective January 1, 2006, the Company match equals 60% of a participant's pre-tax deferral contribution, with a maximum of 6% of the participant's eligible pay. A request for a determination letter on the qualified status of the Voya 401(k) Plan for VRIAC Agents was filed with the IRS on January 1, 2014. A favorable determination letter was received dated August 28, 2014.
- The Producers' Incentive Savings Plan, which allows participants to defer up to a specified portion of their eligible compensation on a pre-tax basis. The Company matches such pre-tax contributions at specified amounts.
- The Producers' Deferred Compensation Plan, which allows participants to defer up to a specified portion of their eligible compensation on a pre-tax basis.
- Certain health care and life insurance benefits for retired employees and their eligible dependents. The postretirement health care plan is contributory, with retiree contribution levels adjusted annually and the Company subsidizes a portion of the monthly per-participant premium. Prior to April 1, 2017, coverage for Medicare eligible retirees was provided through a fully insured Medicare Advantage plan. Effective April 1, 2017, the fully insured Medicare Advantage Plan was replaced with access to individual coverage through a private exchange. The Company's premium subsidy ended and was replaced with a monthly HRA contribution. The Company continues to offer access to medical coverage until retirees become eligible for Medicare. The life insurance plan provides a flat amount of noncontributory coverage and optional contributory coverage.
- The Voya Financial Deferred Compensation Savings Plan, which is a non-qualified deferred compensation plan that includes a 401(k) excess component.

The benefit charges incurred by the Company related to these plans were immaterial for the years ended December 31, 2018, 2017, and 2016.

12.   Financing Agreements

Windsor Property Loan

On June 16, 2007, the State of Connecticut acting on behalf of the Department of Economic and Community Development ("DECD") loaned VRIAC $10 (the "DECD Loan") in connection with the development of the corporate office facility located at One Orange Way, Windsor, Connecticut that serves as the principal executive offices of the Company (the "Windsor Property"). As of December 31, 2018 and 2017, the amount of the loan outstanding was $5, which was reflected in Other liabilities on the Consolidated Balance Sheets.

In August 2017, the loan agreement between VRIAC and DECD was amended and $5 in cash was transferred into the cash deposit account as cash collateral. VRIAC's monthly payments of principal and interest are processed out of the cash deposit account.

13.   Commitments and Contingencies

Leases

All of the Company's expenses for leased and subleased office properties are paid for by an affiliate and allocated back to the Company, as all remaining operating leases were executed by Voya Services Company as of December 31, 2008, which resulted in the Company no longer being party to any operating leases. For the year ended December 31, 2018, rent expense for leases was $5. For the years ended December 31, 2017 and 2016, rent expense for leases was $4.

Commitments

Through the normal course of investment operations, the Company commits to either purchase or sell securities, mortgage loans, or money market instruments, at a specified future date and at a specified price or yield. The inability of counterparties to honor these commitments may result in either a higher or lower replacement cost. Also, there is likely to be a change in the value of the

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

---

securities underlying the commitments. As of December 31, 2018 the Company had off-balance sheet commitments to acquire mortgage loans of $63 and purchase limited partnerships and private placement investments of $519.

Restricted Assets

The Company is required to maintain assets on deposit with various regulatory authorities to support its insurance operations. The Company may also post collateral in connection with certain securities lending, repurchase agreements, funding agreement, letter of credit ("LOC") and derivative transactions as described further in this note. The components of the fair value of the restricted assets were as follows as of the dates indicated:

	December 31,			
	2018		**2017**	
Fixed maturity collateral pledged to FHLB[1]	$	771	$	—
FHLB restricted stock[2]		40		—
Other fixed maturities-state deposits		13		13
Cash and cash equivalents		5		5
Securities pledged[3]		882		960
Total restricted assets	$	1,711	$	978

[1] Included in Fixed maturities, available for sale, at fair value, on the Consolidated Balance sheets.
[2] Included in Other investments on the Consolidated Balance sheets.
[3] Includes the fair value of loaned securities of $759 and $799 as of December 31, 2018 and 2017, respectively. In addition, as of December 31, 2018 and 2017, the Company delivered securities as collateral of $123 and $161, respectively. Loaned securities and securities delivered as collateral are included in Securities pledged on the Consolidated Balance Sheets.

Federal Home Loan Bank Funding

On January 18, 2018, the Company became a member of the Federal Home Loan Bank of Boston ("FHLB"). The Company is required to pledge collateral to back funding agreements issued to the FHLB. As of December 31, 2018, the Company had $657 in non-putable funding agreements, which are included in Future policy benefits and contract owner account balances on the Consolidated Balance sheets. As of December 31, 2018, assets with a market value of approximately $771 collateralized the FHLB funding agreements. Assets pledged to the FHLB are included in Fixed maturities, available for sale, at fair value on the Consolidated Balance sheets.

Litigation, Regulatory Matters and Loss Contingencies

Litigation, regulatory and other loss contingencies arise in connection with the Company's activities as a diversified financial services firm. The Company is a defendant in a number of litigation matters arising from the conduct of its business, both in the ordinary course and otherwise. In some of these matters, claimants seek to recover very large or indeterminate amounts, including compensatory, punitive, treble and exemplary damages. Modern pleading practice in the U.S. permits considerable variation in the assertion of monetary damages and other relief. Claimants are not always required to specify the monetary damages they seek or they may be required only to state an amount sufficient to meet a court's jurisdictional requirements. Moreover, some jurisdictions allow claimants to allege monetary damages that far exceed any reasonably possible verdict. The variability in pleading requirements and past experience demonstrates that the monetary and other relief that may be requested in a lawsuit or claim often bears little relevance to the merits or potential value of a claim. Litigation against the Company includes a variety of claims including negligence, breach of contract, fraud, violation of regulation or statute, breach of fiduciary duty, negligent misrepresentation, failure to supervise, elder abuse and other torts.

As with other financial services companies, the Company periodically receives informal and formal requests for information from various state and federal governmental agencies and self-regulatory organizations in connection with inquiries and investigations of the products and practices of the Company or the financial services industry. It is the practice of the Company to cooperate fully in these matters. Regulatory investigations, exams, inquiries and audits could result in regulatory action against the Company. The potential outcome of such action is difficult to predict but could subject the Company to adverse consequences, including, but not limited to, settlement payments, additional payments to beneficiaries and additional escheatment of funds deemed abandoned

Table of Contents
Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

under state laws. They may also result in fines and penalties and changes to the Company's procedures for the identification and escheatment of abandoned property or the correction of processing errors and other financial liability.

The outcome of a litigation or regulatory matter is difficult to predict and the amount or range of potential losses associated with these or other loss contingencies requires significant management judgment. It is not possible to predict the ultimate outcome or to provide reasonably possible losses or ranges of losses for all pending regulatory matters, litigation and other loss contingencies. While it is possible that an adverse outcome in certain cases could have a material adverse effect upon the Company's financial position, based on information currently known, management believes that neither the outcome of pending litigation and regulatory matters, nor potential liabilities associated with other loss contingencies, are likely to have such an effect. However, given the large and indeterminate amounts sought in certain litigation and the inherent unpredictability of all such matters, it is possible that an adverse outcome in certain of the Company's litigation or regulatory matters, or liabilities arising from other loss contingencies, could, from time to time, have a material adverse effect upon the Company's results of operations or cash flows in a particular quarterly or annual period.

For some matters, the Company is able to estimate a possible range of loss. For such matters in which a loss is probable, an accrual has been made. For matters where the Company, however, believes a loss is reasonably possible, but not probable, no accrual is required. For matters for which an accrual has been made, but there remains a reasonably possible range of loss in excess of the amounts accrued or for matters where no accrual is required, the Company develops an estimate of the unaccrued amounts of the reasonably possible range of losses. As of December 31, 2018, the Company estimates the aggregate range of reasonably possible losses, in excess of any amounts accrued for these matters as of such date, is not material to the Company.

For other matters, the Company is currently not able to estimate the reasonably possible loss or range of loss. The Company is often unable to estimate the possible loss or range of loss until developments in such matters have provided sufficient information to support an assessment of the range of possible loss, such as quantification of a damage demand from plaintiffs, discovery from plaintiffs and other parties, investigation of factual allegations, rulings by a court on motions or appeals, analysis by experts and the progress of settlement discussions. On a quarterly and annual basis, the Company reviews relevant information with respect to litigation and regulatory contingencies and updates the Company's accruals, disclosures and reasonably possible losses or ranges of loss based on such reviews.

Litigation includes Goetz v. Voya Financial and Voya Retirement Insurance and Annuity Company (USDC District of Delaware, No. 1:17-cv-1289) (filed September 8, 2017), a putative class action in which plaintiff, a participant in a 401(k) plan, seeks to represent other participants in the plan as well as a class of similarly situated plans that "contract with [Voya] for recordkeeping and other services." Plaintiff alleges that "Voya" breached its fiduciary duty to the plan and other plan participants by charging unreasonable and excessive recordkeeping fees, and that "Voya" distributed materially false and misleading 404a-5 administrative and fund fee disclosures to conceal its excessive fees. The Company denies the allegations, which it believes are without merit, and intends to defend the case vigorously. Plaintiff filed an amended complaint on January 4, 2018, and the Company filed a motion to dismiss the amended complaint on February 8, 2018.

14. Related Party Transactions

Operating Agreements

VRIAC has certain agreements whereby it generates revenues and incurs expenses with affiliated entities. The agreements are as follows:

- Investment Advisory agreement with Voya Investment Management LLC ("VIM"), an affiliate, in which VIM provides asset management, administrative and accounting services for VRIAC's general account. VRIAC incurs a fee, which is paid quarterly, based on the value of the assets under management. For the years ended December 31, 2018, 2017 and 2016, expenses were incurred in the amounts of $65, $64 and $58, respectively.

- Services agreement with Voya Services Company for administrative, management, financial and information technology services, dated January 1, 2001 and amended effective January 1, 2002. For the years ended December 31, 2018, 2017 and 2016, expenses were incurred in the amounts of $287, $263 and $265, respectively.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

- Amended and Restated Services agreement between VRIAC and its U.S. insurance company affiliates and other affiliates for administrative, management, financial and information technology services, dated as of April 1, 2015. For the years ended December 31, 2018, 2017 and 2016, expenses related to the agreement were incurred in the amount of $15, $43 and $45, respectively.

- Intercompany agreement with VIM pursuant to which VIM agreed, effective January 1, 2010, to pay the Company, on a monthly basis, a portion of the revenues VIM earns as investment adviser to certain U.S. registered investment companies that are investment options under certain of the Company's variable insurance products. In connection with the termination of the DSL agreement, as described below, the intercompany agreement with VIM was amended, effective May 1, 2017. For the years ended December 31, 2018, 2017 and 2016, revenue under the VIM intercompany agreement was $63, $55 and $33, respectively.

- Variable annuity, fixed insurance and mutual fund products issued by VRIAC are sold by Voya Financial Advisors, an affiliate of VRIAC. For the years ended December 31, 2018, 2017 and 2016 commission expenses incurred by VRIAC were $79, $77 and $73, respectively.

Management and service contracts and all cost sharing arrangements with other affiliated companies are allocated in accordance with the Company's expense and cost allocation methods. Revenues and expenses recorded as a result of transactions and agreements with affiliates may not be the same as those incurred if the Company was not a wholly owned subsidiary of its Parent.

As disclosed in the *Business, Basis of Presentation and Significant Accounting Policies* Note to these Consolidated Financial Statements, DSL was divested as part of the Transaction. DSL had certain agreements whereby it generated revenues and expenses with affiliated entities, as follows:

- Underwriting and distribution agreements with Voya Insurance and Annuity Company ("VIAC") and ReliaStar Life Insurance Company of New York ("RLNY"), affiliated companies as well as VRIAC, whereby DSL served as the principal underwriter for variable insurance products and provided wholesale distribution services for mutual fund custodial products. In addition, DSL was authorized to enter into agreements with broker-dealers to distribute the variable insurance products and appoint representatives of the broker-dealers as agents. For the years ended December 31, 2018, 2017 and 2016, commissions were collected in the amount of $69, $170 and $175, respectively. Such commissions were, in turn, paid to broker-dealers.

- Intercompany agreements with each of VIAC, VIPS, ReliaStar Life Insurance Company and Security Life of Denver Insurance Company (individually, the "Contracting Party") pursuant to which DSL agreed, effective January 1, 2010, to pay the Contracting Party, on a monthly basis, a portion of the revenues DSL earned as investment adviser to certain U.S. registered investment companies that are either investment option under certain variable insurance products of the Contracting Party or are purchased for certain customers of the Contracting Party. On or about May 1, 2017, Voya Investments, LLC ("VIL") was appointed investment advisor for these certain additional U.S. registered investment companies previously managed by DSL, which in turn caused DSL and the Contracting Party to terminate separate revenue sharing intercompany agreements dated as of December 22, 2010 between DSL and the Contracting Party by which DSL had paid a portion of the revenue DSL earned as investment adviser. DSL continued to pay the Contracting Party the revenue DSL earned for other related services. For the years ended December 31, 2018, 2017 and 2016, expenses were incurred under these intercompany agreements in the amounts of $26, $83 and $123, respectively.

- Administrative and advisory services agreements with VIL and VIM, affiliated companies, in which DSL received certain services for a fee. The fee for these services was calculated as a percentage of average assets of Voya Investors Trust. For the year ended December 31, 2018, no expenses were incurred under these agreements. For the years ended December 31, 2017 and 2016, expenses were incurred in the amounts of $23 and $70, respectively. See above where it is discussed that DSL no longer provides these advisory services, effective on May 1, 2017.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Reinsurance Agreements

The Company has entered into the following agreements that are accounted for under the deposit method with two of its affiliates. As of December 31, 2018 and 2017, the Company had deposit assets of $37 and $63, respectively, and deposit liabilities of $77 and $135, respectively, related to these agreements. Deposit assets and liabilities are included in Other assets and Other liabilities, respectively, on the Consolidated Balance Sheets.

Effective January 1, 2014, VRIAC entered into a coinsurance agreement with Langhorne I, LLC ("Langhorne"), an affiliated captive reinsurance company, to manage reserve and capital requirements in connection with a portion of its Stabilizer and Managed Custody Guarantee business. Effective January 1, 2018, the Company recaptured the coinsurance agreement and recorded a $74 pre-tax gain on the recapture which was reported in Operating expenses in the Consolidated Statement of Operations for the year ended December 31, 2018.

Effective December 31, 2012, the Company entered into an automatic reinsurance agreement with its affiliate, SLDI, to manage the reserve and capital requirements in connection with a portion of its deferred annuities business. Under the terms of the agreement, the Company reinsures to SLDI, on an indemnity reinsurance basis, a quota share of its liabilities on certain contracts. The quota share percentage with respect to the contracts that are delivered or issued for delivery in the State of New York is 90% and the quota share percentage with respect to the contracts that are delivered or issued for delivery outside of the State of New York is 100%.

Investment Advisory and Other Fees

DSL was retained by Voya Investors Trust, an affiliate, pursuant to a management agreement to provide advisory, management, administrative and other services to Voya Investors Trust. Under the management agreement, DSL provided or arranged for the provision of all services necessary for the ordinary operations of Voya Investors Trust. DSL earned a monthly fee based on a percentage of average daily net assets of Voya Investors Trust. DSL entered into an administrative services subcontract with VIL, an affiliate, pursuant to which VIL, provided certain management, administrative and other services to Voya Investors Trust and was compensated a portion of the fees received by DSL under the management agreement. In addition to being the investment advisor of the Trust, DSL was the investment advisor of Voya Partners, Inc., an affiliate. DSL and Voya Partners, Inc. had an investment advisory agreement, whereby DSL had overall responsibility to provide portfolio management services for Voya Partners, Inc. Voya Partners, Inc. paid DSL a monthly fee which was based on a percentage of average daily net assets. For the years ended December 31, 2018, 2017 and 2016, revenue received by DSL under these agreements (exclusive of fees paid to affiliates) was $27, $179 and $350, respectively. See "Operating Agreements" section above where it is discussed that DSL no longer provide these advisory services, effective on May 1, 2017.

Additionally, VFP acts as a distributor of insurance products issued by its affiliates, which may in turn invest in mutual funds products issued by certain of its affiliates. For the years ended December 31, 2018, 2017 and 2016, distribution revenues received by VFP related to affiliated mutual fund products were $27, $27 and $25, respectively.

Financing Agreements

Reciprocal Loan Agreement

The Company maintains a reciprocal loan agreement with Voya Financial, an affiliate, to facilitate the handling of unanticipated short-term cash requirements that arise in the ordinary course of business. Under this agreement, which became effective in June 2001 and expires on April 1, 2021, either party can borrow from the other up to 3.0% of the Company's statutory admitted assets as of the preceding December 31. During the years ended December 31, 2018, 2017, and 2016, interest on any borrowing by either the Company or Voya Financial was charged at a rate based on the prevailing market rate for similar third-party borrowings for securities.

Under this agreement, the Company incurred and earned immaterial interest expense and interest income for the years ended December 31, 2018, 2017 and 2016. Interest expense and income are included in Operating expenses and Net investment income, respectively, in the Consolidated Statements of Operations. As of December 31, 2018, the Company did not have any outstanding

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

receivable/payable with Voya Financial under the reciprocal loan agreement. As of December 31, 2017, the Company had an outstanding receivable of $80 and no outstanding payable.

Note with Affiliate

On December 29, 2004, VIAC issued a surplus note in the principal amount of $175 (the "Note") scheduled to mature on December 29, 2034, to VRIAC. The Note bears interest at a rate of 6.26% per year. Interest is scheduled to be paid semi-annually in arrears on June 29 and December 29 of each year, commencing on June 29, 2005. Interest income was $5, $11, $11 for the years ended December 31, 2018, 2017 and 2016, respectively. As of June 1, 2018, VIAC ceased to be an affiliate of the Company following the closing of the Transaction as disclosed in the *Business, Basis of Presentation and Significant Accounting Policies* Note to these Consolidated Financial Statements. The investment in surplus notes is reported in Fixed maturities, available-for-sale on the Company's Consolidated Balance Sheet as of December, 31, 2018.